SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Filed with the Securities and Exchange Commission on December 21, 2021.

FORM N-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933	[ ]
Pre-Effective Amendment No. 1 (File No. 333-260175)	[X]
and/or
REGISTRATION STATEMENT
UNDER
THE INVESTMENT COMPANY ACT OF 1940	[ ]
Amendment No. 132 (File No. 811-04298)	[X]
(Check appropriate box or boxes)

(Exact Name of Registrant)
RiverSource Variable Life Separate Account

Name of Depositor:
RIVERSOURCE LIFE INSURANCE COMPANY
Address of Depositor’s Principal Executive Offices, Zip Code
Depositor’s Telephone Number, including Area Code:

70100 Ameriprise Financial Center Minneapolis, MN 55474
 (800) 862-7919
Name and Address of Agent for Service:
Dixie L. Carroll, Esq.
5229 Ameriprise Financial Center
Minneapolis, MN 55474

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement.
The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a) may determine.

PART A: PROSPECTUS

Prospectus
December 29, 2021
RiverSource® Survivorship Variable Universal Life Insurance
INDIVIDUAL FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
Issued by:	RiverSource Life Insurance Company (RiverSource Life)
70100 Ameriprise Financial Center Minneapolis, MN 55474 Telephone: 1-800-862-7919 (Service Center) Website address: riversource.com/lifeinsurance RiverSource Variable Life Separate Account
This prospectus contains information about the life insurance policy that you should know before investing in RiverSource Survivorship Variable Universal Life Insurance (SVUL).
The purpose of the policy is to provide life insurance protection on the life of two Insureds and to potentially build Policy Value. The policy is a long-term investment that provides a death benefit that we pay to the Beneficiary upon the last surviving Insured’s death. You may direct your Net Premiums or transfers to:
•	A Fixed Account to which we credit interest.
•	Indexed Accounts to which we credit interest.
•	Subaccounts that invest in underlying Funds.
Prospectuses are available for the Funds that are investment options under the policy. Please read all prospectuses carefully and keep them for future reference.
RiverSource Life has not authorized any person to give any information or to make any representations regarding the policy other than those contained in this prospectus or the Fund prospectuses. Do not rely on any such information or representations. All material state variations are disclosed in the prospectus.
Please note that your investments in a policy and its underlying Funds:
•	Are NOT deposits or obligations of a bank or financial institution;
•	Are NOT insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency; and
•	Are subject to risks including loss of the amount you invested and the policy ending without value.
The Securities and Exchange Commission (SEC) has not approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
Variable life insurance is a complex vehicle that is subject to market risk, including the potential loss of principal invested. Before you invest, be sure to ask your sales representative about the policy’s features, benefits, risks and fees, and whether it is appropriate for you based upon your financial situation and objectives. Your sales representative may or may not be authorized to offer you several different variable life insurance policies in addition to the policy described in this prospectus. Each policy has different features or benefits that may be appropriate for you based on your financial situation and needs, your age and how you intend to use the policy. The different features and benefits may include investment and fund manager options, variations in interest rate amounts and guarantees and surrender charge schedules. The fees and charges may also be different among the policies. Be sure to ask your sales representative about all the options that are available to you.
Additional information about certain investment products, including variable life insurance, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.
If you are a new investor in the policy, you may cancel your policy within 10 days of receiving it without paying penalties. In some states, this cancellation period may be longer. Upon cancellation, you will receive a full refund of all premiums paid, including any policy fees or other charges, less Indebtedness. You should review this prospectus, or consult with your investment professional, for additional information about the specific cancellation terms that apply.
For your convenience, we have defined certain words and phrases used in this prospectus in the “Key Terms” section.

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    1

2    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    3

Key Terms
These terms can help you understand details about your policy.
Accumulation Unit: An accounting unit used to calculate the value of the Subaccounts.
Attained Insurance Age: An Insured's Insurance Age plus the number of policy anniversaries since the Policy Date. Attained Insurance Age changes only on a Policy Anniversary.
Beneficiary: The person(s) or entity(ies) designated to receive the death benefit Proceeds.
Cash Surrender Value: Proceeds received if you surrender the policy in full. The Cash Surrender Value equals the Policy Value minus Indebtedness and any applicable Surrender Charges.
Close of Business: The time the New York Stock Exchange (NYSE) closes, 4 p.m. Eastern time unless the NYSE closes earlier.
Code: The Internal Revenue Code of 1986, as amended.
Death Benefit Valuation Date: The date of the last surviving  Insured’s death when death occurs on a Valuation Date. If the last surviving  Insured does not die on a Valuation Date, then the Death Benefit Valuation Date is the next Valuation Date following the date of the last surviving  Insured’s death.
Duration: The number of years a policy is in force. For example, Duration 1 is the first year the policy is in force and Duration 15 is the 15th year the policy is in force.
Fixed Account: The portion of the Policy Value that earns interest at a fixed rate not less than the guaranteed interest rate as shown under Policy Data.
Fixed Account Value: The portion of the Policy Value that you allocate to the Fixed Account, including Indebtedness.
Full Surrender: The withdrawal of the full Cash Surrender Value and termination of the policy.
Funds: Mutual funds or portfolios, each with a different investment objective. (See “The Variable Account and the Funds.”) Each of the Subaccounts of the Variable Account invests in a specific one of these Funds.
Good Order: We cannot process your transaction request relating to the policy until we have received the request in Good Order at our Service Center. “Good Order” means the actual receipt of the requested transaction in writing, along with all information, forms and supporting legal documentation necessary to effect the transaction. To be in “Good Order,” your instructions must be sufficiently clear so that we do not need to exercise any discretion to follow such instructions. This information and documentation generally includes your completed request; the policy number; the transaction amount (in dollars); the names of and allocations to and/or from the Subaccounts, the Indexed Accounts and the Fixed Account affected by the requested transaction; Social
Security Number or Taxpayer Identification Number; and any other information, forms or supporting documentation that we may require. For certain transactions, at our option, we may require the signature of all policy Owners for the request to be in Good Order. With respect to purchase requests, “Good Order” also generally includes receipt of sufficient payment by us to effect the purchase. We may, in our sole discretion, determine whether any particular transaction request is in Good Order, and we reserve the right to change or waive any Good Order requirements at any time.
Indebtedness: All existing loans on the policy plus interest that has either been accrued or added to the policy loan.
Indexed Account: The portion of the Policy Value that has the ability to earn interest based on a change in the value of one or more designated indexes.
Insurance Age: The age of an Insured, based upon his or her nearest birthday on the date of the application.
Insured: The person(s) whose life(ves) is/are insured by the policy.
Lapse: The policy ends without value and no death benefit is paid.
Monthly Date: The same day each month as the Policy Date. If there is no Monthly Date in a calendar month, the Monthly Date is the first day of the next calendar month.
Net Amount at Risk: A portion of the death benefit equal to the current death benefit divided by the guaranteed interest rate factor shown under Policy Data minus the Policy Value. This is the amount to which we apply cost of insurance rates in determining the monthly cost of insurance.
Net Premium: The premium paid minus the premium expense charge.
No-Lapse Guarantee (NLG): A feature of the policy guaranteeing that the policy will remain in force over the No-Lapse Guarantee Period even if the Cash Surrender Value is insufficient to pay the monthly deduction. This feature is in effect as long as certain premium payment requirements are met.
No-Lapse Guarantee Period: The maximum duration the NLG can be in effect if the premium payment requirements are met. The No-Lapse Guarantee Period is shown under Policy Data and depends on the youngest Insured’s Insurance Age.
No-Lapse Guarantee Premium: The premium amount used to determine if the NLG is in effect. The NLG Premium is shown under Policy Data and depends on the Insureds’ Insurance Ages, sexes (unless unisex rates are required by law), Risk Classifications, optional insurance benefits added by rider, the initial Specified Amount and death benefit option.

4    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

Owner: The entities to which, or individuals to whom, we issue the policy or to whom you subsequently transfer ownership. The Owner is authorized to make changes to the policy and request transactions involving Policy Value. In the prospectus “you” and “your” refer to the Owner.
Partial Surrender: The withdrawal of an amount of the Policy Value that is less than the full Cash Surrender Value. Sometimes we refer to a Partial Surrender as a withdrawal.
Policy Anniversary: The same day and month as the Policy Date each year the policy remains in force.
Policy Data: The portion of the policy that includes specific information on your policy regarding your policy’s benefits, amount and duration of guaranteed charges, premium information, and other benefit data applicable to the Insureds.
Policy Date: The date we issue the policy and from which we determine policy anniversaries, policy years and policy months. The Policy Date is shown under Policy Data.
Policy Value: The sum of the Fixed Account Value plus the Variable Account Value plus the values of the Indexed Account(s).
Proceeds: The amount payable under the policy as follows:
•	Upon death of the last surviving Insured prior to the date the youngest Insured has reached Attained Insurance Age 120, Proceeds will be the death benefit in effect as of the date of the last surviving Insured’s death, minus any Indebtedness.
•	Upon death of the last surviving Insured on or after the youngest Insured has reached Attained Insurance Age 120, Proceeds will be the greater of:
—	the Policy Value on the date of the last surviving Insured’s death minus any Indebtedness on the date of that Insured’s death; or
—	the death benefit at the youngest Insured’s Attained Insurance Age 120 Policy Anniversary minus any partial surrenders and partial surrender fees occurring after theyoungest Insured’s Attained Insurance Age 120 Policy Anniversary minus any Indebtedness on the date of the last surviving Insured’s death.
•	On surrender of the policy, the Proceeds will be the Cash Surrender Value.
Pro Rata Basis: Method for allocating amounts to the Fixed Account and to each of the Subaccounts. It is proportional to the value (minus Indebtedness in the Fixed Account) that each bears to the total Policy Value (minus Indebtedness and minus the values of the Indexed Accounts).
Risk Classification: A group of insureds that RiverSource Life expects will have similar mortality experience.
RiverSource Life: In this prospectus, “we,” “us,” “our” and “RiverSource Life” refer to RiverSource Life Insurance Company.
Scheduled Premium: A premium you select at the time of application, of a level amount, at a fixed interval of time.
Service Center: Our department that processes all transaction and service requests for the policies. We consider all transaction and service requests received when they arrive in Good Order at the Service Center. Any transaction or service requests sent or directed to any location other than our Service Center may end up delayed or not processed. Our Service Center address and telephone number are listed on the first page of the prospectus.
Specified Amount: An amount chosen by you we use to determine the death benefit and the Proceeds payable upon death of the last surviving Insured prior to the youngest Insured’s Attained Insurance Age 120 Policy Anniversary. If death benefit option 1 is chosen, this is the amount of life insurance coverage you want. For death benefit option 2 and 3, this is the minimum amount of life insurance coverage. We show the initial Specified Amount you have chosen in your policy.
Subaccounts: Each Subaccount is a separate investment division of the Variable Account and invests in a particular portfolio or Fund.
Surrender Charge: A charge we assess against the Policy Value at the time of surrender, or if the policy Lapses, during the first ten years of the policy and for ten years after an increase in coverage.
Valuation Date: Any normal business day, Monday through Friday, on which the New York Stock Exchange (NYSE) is open, up to the time it closes, generally 4:00 PM Eastern Time. At the NYSE close, the next Valuation Date begins. We calculate the Accumulation Unit value of each Subaccount on each Valuation Date. If we receive your transaction request at our Service Center before the Close of Business, we will process your transaction using the Accumulation Unit value we calculate on the Valuation Date we received your transaction request in Good Order. On the other hand, if we receive your transaction request in Good Order at our Service Center at or after the Close of Business, we will process your transaction using the Accumulation Unit value we calculate on the next Valuation Date. If you make a transaction request by telephone (including by fax), you must have completed your transaction by the Close of Business in order for us to process it using the Accumulation Unit value we calculate on that Valuation Date. If you were not able to complete your transaction before the Close of Business for any reason, including telephone service interruptions or delays due to high call volume, we will process your transaction using the Accumulation Unit value we calculate on the next Valuation Date.
Valuation Period: The interval that commences at the Close of Business on each Valuation Date and goes up to the Close of Business on the next Valuation Date.

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    5

Variable Account: RiverSource Variable Life Separate Account consisting of Subaccounts, each of which invests in a particular Fund. The Policy Value in each Subaccount depends on the performance of the particular Fund.
Variable Account Value: The sum of the values that you allocate to the Subaccounts of the Variable Account.

6    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

Important Information You Should Consider About the Contract
	FEES AND EXPENSES			Location in Statutory Prospectus
Charges for Early Withdrawals	If you surrender your policy for its full Cash Surrender Value, or the policy Lapses, during the first ten years and for ten years after requesting an increase in the Specified Amount, you will incur a Surrender Charge. The Surrender Charges are set based on various factors such as the Insureds’ Insurance Ages (or Attained Insurance Ages at the time of a requested increase in the Specified Amount), Risk Classifications and the number of years the policy has been in force (or for the number of years from the effective date of an increase in Specified Amount). The maximum initial Surrender Charge rate that would be charged on any policy would be $42.828 per $1,000 of initialSpecified Amount. Therefore, if a Full Surrender occurs on a policy that was issued with a $1,000,000 initial Specified Amount, the maximum initial Surrender Charge would be $42,828 which is $42.828 times $1,000,000 divided by 1,000. This Surrender Charge for the initial Specified Amount will remain level for the first five policy years and then decrease monthly until it is zero at the end of the tenth policy year.The Surrender Charges that apply to your policy are shown under the Policy Data page of your policy.			Fee Tables Transaction Fees Base Policy Charges
Transaction Charges	In addition to Surrender Charges, you may also incur charges on other transactions, such as a premium expense charge, partial Surrender Charge, express mail fee, electronic fund transfer fee, and fees imposed when exercising your rights under the Overloan Protection Benefit and the Policy Split Option Rider. If you take a loan against the policy, you will be charged a loan interest rate on any outstanding balance until the loan is paid off.			Fee Tables
Ongoing Fees and Expenses (annual charges)	• In addition to Surrender Charges and transaction charges, an investment in the policy is subject to certain ongoing fees and expenses, including fees and expenses covering the cost of insurance under the policy and the cost of the Accounting Value Increase Rider and the Four-Year Term rider if they are elected as optional benefits available under the policy. Such fees and expenses are set based on various factors such as the Insureds’ Risk Classifications, Issue Ages, genders and the number of years the policy is in force. You should review the rates, fees and charges under the Policy Data page of your policy.
You will also bear expenses on the Policy Value in the Indexed Accounts at an annual rate of 0.60% applied monthly.
	You will also bear expenses associated with the Funds offered under the policy, as shown in the following table:			Fee Tables Transaction Fees Base Policy Charges
	Annual Fee	Minimum	Maximum
	Underlying Fund options (Funds fees and expenses)(1)	0.26%	4.14%
(1) As a percentage of fund assets.
RISKS
Risk of Loss	You can lose money by investing in this policy including loss of principal.			Principal Risks

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    7

	RISKS	Location in Statutory Prospectus
Not a Short-Term Investment	• The policy is not suitable as a short-term investment and may not be appropriate for an investor who needs ready access to cash.
The policy is a long-term investment that is primarily intended to provide a death benefit that we pay to the Beneficiary upon the last surviving Insured’s death.
Your policy has little or no Cash Surrender Value in the early policy years. During early policy years the Cash Surrender Value may be less than the premiums you pay for the policy.
	Your ability to take Partial Surrenders is limited. You cannot take Partial Surrenders during the first policy year.	Principal Risks
Risks Associated with Investment Options	• An investment in the policy is subject to the risk of poor investment performance and can vary depending on the performance of the investment options available under the policy.
• Each investment option (including the Fixed Account and the Indexed Accounts) has its own unique risks.
• You should review the investment options before making an investment decision.
	• If the death benefit is option 2, the death benefit could decrease from the death benefit on the previous Valuation Date due to adverse investment experience.	Principal Risks The Variable Account and the Funds
Insurance Company Risks	An investment in the policy is subject to the risks related to RiverSource Life Insurance Company ("RiverSource Life"). Any obligations (including under the Fixed Account and the Indexed Accounts) or guarantees and benefits of the policy that exceed the assets of the Variable Account are subject to RiverSource Life’s claims-paying ability. If RiverSource Life experiences financial distress, RiverSource Life may not be able to meet their obligations to you. More information about RiverSource Life, including their financial strength ratings, is available by contacting RiverSource Life at 1-800-862-7919.
	Additional information regarding the financial strength of RiverSource Life can be accessed at: strengthandsoundness.com.	Principal Risks The General Account
Policy Lapse	Insufficient premium payments, fees and expenses, poor investment performance, full and Partial Surrenders, and unpaid loans or loan interest may cause the policy to Lapse. There is a cost associated with reinstating a Lapsed policy. Death benefits will not be paid if the policy has Lapsed. Your policy may not Lapse if the No Lapse Guarantee is in effect. Also, your policy enters a grace period before Lapsing, allowing you additional time to pay the amount required to keep the policy in force.	Keeping the Policy in Force

8    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

	RESTRICTIONS	Location in Statutory Prospectus
Investments	• We reserve any right to limit transfers of value from a Subaccount to one or more Subaccounts or to the Fixed Account to five per policy year, and we may suspend or modify this transfer privilege at any time with any necessary approval of the Securities and Exchange Commission.
• Your transfers among the Subaccounts are subject to policies designed to deter market timing.
• The minimum transfer amount from an investment option is $50, if automated, and $250 by mail or telephone.
• On the youngest Insured’s Attained Insurance Age 120 anniversary, any Policy Value in the Subaccounts will be transferred to the Fixed Account and may not be transferred to any Subaccount or Indexed Account.
• You may only transfer between Subaccounts and the Fixed Account on a Policy Anniversary, unless you automate such transfers.
• Restrictions into and out of the Indexed Accounts apply.
• We reserve the right to close, merge or substitute Funds as investment options. We also reserve the right, upon notification to you, to close or restrict any Funds. We will obtain any necessary approval of the Securities and Exchange Commission.
	• We generally limit premium payments in excess of $1,000,000.	Transfers Among the Fixed Account, Indexed Accounts and Subaccounts Substitution of Investments
Optional Benefits	• The Four-Year Term rider (FYT), Policy Split Option Rider (PSO), and the Accounting Value Increase Rider (AVIR) are only available at policy issuance.
•  The FYT and PSO are not available for all Insurance Ages or Risk Classifications that would be Insured under the base policy.
•  The FYT, PSO, and AVIR have termination dates prior to the termination date of the base policy.
	• The PSO, AVIR and Overloan Protection Benefit (OPB) have certain conditions that must be satisfied to exercise the benefit of these riders.	Additional Information About Standard Benefits (Other than Standard Benefits)
TAXES
Tax Implications	• You should consult with a tax professional to determine the tax implications of an investment in and payments received under the policy.
	• If your policy is a modified endowment contract, you may have to pay a 10% tax penalty if you take a withdrawal before age 59½.	Taxes
CONFLICTS OF INTEREST
Investment Professional Compensation	In general, we pay selling firms and their sales representatives compensation for selling the policy.
	In addition to commissions, we may, in order to promote sales of the policies, pay or provide selling firms with other promotional incentives in cash, credit or other compensation. These promotional incentives or reimbursements may be calculated as a percentage of the selling firm’s aggregate, net or anticipated sales and/or total assets attributable to sales of the policy, and/or may be a fixed dollar amount. Selling firms and their sales representatives may have a financial incentive to recommend the policy over another investment.	Distribution of the Policy
Exchanges	If you already own an insurance policy, some financial representatives may have a financial incentive to offer you a new policy in place of one you already own. You should only exchange an existing policy if you determine, after comparing the features, fees and risks of both policies, that it is better for you to purchase the new policy rather than continue to own your existing policy.	For additional information, see 1035 exchanges under Other Tax Considerations

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    9

Overview of the Contract
Purpose
The purpose of the policy is to provide life insurance protection on the life of two Insureds and to potentially build Policy Value. The policy is a long-term investment that provides a death benefit that we pay to the Beneficiary upon the last surviving Insured’s death. This Policy may be appropriate for you if you have a long investment time horizon and the Policy’s terms and conditions are consistent with your financial goals. It is not intended for people whose liquidity needs require early or frequent withdrawals or for people who intend to frequently trade in the policy’s variable investment options.
We pay death benefit Proceeds to the chosen Beneficiary when the last surviving Insured person under the Policy dies. You tell us how much life insurance coverage you want. We call this the “Specified Amount” of insurance. Death benefit Proceeds may be increased by any additional death benefit you have elected, and will be decreased by any outstanding Policy loans and loan interest.
Premiums
In applying for your policy, you decide how much you intend to pay and how often you will make any additional payments.
The policy also includes a No-Lapse Guarantee benefit, which, subject to certain requirements, guarantees the policy will remain in force even if the Cash Surrender Value is insufficient to pay the monthly deduction.
You will choose a Scheduled Premium at the time of application. The Scheduled Premium serves only as an indication of your intent as to the frequency and amount of future premium payments. You may skip Scheduled Premium payments at any time if your Cash Surrender Value is sufficient to pay the monthly deduction or if you have paid sufficient premiums to keep the No- Lapse Guarantee in effect.
You may also make unscheduled premium payments at any time and in any amount of at least $25.
We reserve the right to limit the number and amount of unscheduled premium payments. No premium payments, scheduled or unscheduled, are allowed on or after the youngest Insured’s Attained Insurance Age 120 Policy Anniversary.
Your policy may Lapse if you do not pay the premiums needed to maintain coverage. In that case, we will not pay a death benefit. See “No Lapse Guarantees” under the “Keeping the Policy in Force” section below.
Allocation of Premiums
We will hold any premium paid prior to the Policy Date. As of the Policy Date, we will allocate the Net Premium to the accounts you have selected in your application.
You may direct your Net Premiums or transfers to:
•	A Fixed Account,
•	Indexed Accounts, or
•	Subaccounts that invest in underlying Funds.
A complete list of underlying Funds can be found in “Appendix A: Funds Available Under the Contract”.
Policy Features
•	Flexibility. The policy is designed to be flexible. While at least one of the Insureds are living, you, as the Owner of the policy, may exercise all of the rights and options described in the policy. You may, within limits, (1) change the amount of insurance, (2) borrow or withdraw amounts you have invested, (3) choose when and how much you invest, (4) choose whether your Policy Value or premium will be added to the Specified Amount when determining proceeds payable to the Beneficiary upon the last surviving Insured’s death, and (5) add or delete certain other optional benefits that we make available by rider to your policy, as permitted.
•	Accessing Your Money. At any time while the policy is in force, you may fully surrender your policy in return for its Cash Surrender Value. A Full Surrender will terminate your policy and it cannot be reinstated. At any time after the first policy year, you may partially surrender your policy’s Cash Surrender Value. A Partial Surrender must be at least $500. Partial Surrenders will also reduce your Policy Value and death benefit and will increase your risk of Lapse. Full Surrenders may be subject to Surrender Charges and Partial Surrenders are subject to surrender processing fees.
•	Death Benefit Options. You must choose between death benefit Option 1, Option 2 or Option 3 at the time of your application. After choosing a death benefit option, you may change it at any time prior to the youngest Insured’s Attained Insurance Age 120.
•	Death Benefit Option 1: Provides for a death benefit that is equal to the greater of (a) the Specified Amount and (b) a percentage of Policy Value.

10    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

•	Death Benefit Option 2: Provides for a death benefit that is equal to the greater of (a) the Specified Amount plus the Policy Value and (b) a percentage of Policy Value.
•	Death Benefit Option 3: Provides for a death benefit that is equal to the greater of (a) the lesser of (i) the Specified Amount plus premiums paid, less Partial Surrenders and any Partial Surrender fees, or (ii) the Death Benefit Option 3 Limit shown in your Policy Data pages; and (b) a percentage of Policy Value.
•	Loans. You may take a loan from your policy at any time. The maximum amount of a new loan you may take is 90% of the Cash Surrender Value. Generally, this allows you to access Policy Value without the taxes and surrender charges associated with a withdrawal. The minimum loan you may take is $500.When you take a loan, we remove from your investment options an amount equal to your loan and hold that part of your Policy Value in the Fixed Account as loan collateral. We charge interest on your loan. The loan collateral does not participate in the investment performance of the Subaccounts, nor does it receive indexed interest. Taking a loan may have adverse tax consequences, will reduce the death benefit, and will increase your risk of Lapse.
•	Tax Treatment. The policy is designed to afford the tax treatment of a qualifying life insurance policy under federal law. Generally, under federal tax law, the death benefit under a qualifying life insurance policy is excludable from the gross income of the Beneficiary. In addition, under a qualifying life insurance policy, cash value builds up on a tax deferred basis and transfers of cash value among the available investment options under the policy may be made income tax free. The tax treatment of policy loans and distributions may vary depending on whether the policy is a modified endowment contract. Neither distributions nor loans from a policy that is not a modified endowment contract are subject to the 10% penalty tax.
•	Optional Benefit Riders: The policy offers additional benefits, or “riders,” that provide you with supplemental benefits under the policy at an additional cost. . These riders, which are only available at policy issue, include:
•	Rider that provides a partial waiver of the Surrender Charge upon a Full Surrender (i.e., Accounting Value Increase Rider).
•	Rider that permits a policy to be split into two individual permanent plans of life insurance then offered by us for exchange (i.e., Policy Split Option Rider).
•	Rider that provides an additional, pre-set death benefit if the last surviving Insured dies during the first four years of a policy (i.e., Four-Year Term Rider).
•	Additional “Standard” Riders, Features and Services. Additional riders, features and services under the policy are summarized below. Generally, there are no additional charges associated with these features and services.
•	Automated Transfers. This feature allows you to automatically transfer Policy Value from either a Subaccount or the Fixed Account to one or more Subaccounts and the Indexed Accounts on a regular basis. Via automated transfers you can take advantage of a dollar cost averaging strategy where you invest in one or more Subaccounts on a regular basis, for example monthly, instead of investing a large amount at one point in time. This systematic approach can help you benefit from fluctuations in Accumulation Unit values caused by the fluctuations in the value of the underlying Fund.
•	Asset Rebalancing. The automatic rebalancing feature automatically rebalances your Policy Value in the Subaccounts to correspond to your premium allocation designation. Asset rebalancing does not count towards the number of free transfers per policy year.
•	No-Lapse Guarantee. Guarantees the policy will remain in force over the No-Lapse Guarantee Period even if the Cash Surrender Value is insufficient to pay the monthly deduction. This feature is in effect so long as certain requirements are met.
•	Riders that help prevent your policy from Lapsing (i.e., Overloan Protection Benefit).
•	Policy Value Credit. We may periodically apply a credit to your Policy Value.

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    11

Fee Tables
The following tables describe the fees and expenses that you will pay when buying, owning and surrendering or making withdrawals from the policy. Please refer to your Policy Data page for information about the specific fees you will pay each year based on the options you have elected.
The first table describes the fees and expenses that you will pay at the time that you buy the policy, surrender or make withdrawals from the policy or transfer cash value between investment options.
Transaction Fees
CHARGE	WHEN CHARGE IS DEDUCTED	AMOUNT DEDUCTED
Maximum Sales Charge Imposed on Premiums (Load)(a)	When you pay premium.	6% of each premium payment.

Premium Taxes	When you pay premium as part of the premium expense charge.	A portion of the premium expense charge is used to pay state premium taxes imposed on us by state and governmental subdivisions. See discussion under “Premium Expense Charge.”

Maximum Deferred Sales Charge (Load)(b)	When you surrender your policy for its full Cash Surrender Value, or the policy Lapses, during the first ten years and for ten years after requesting an increase in the Specified Amount.	Rate per $1,000 of initial Specified Amount:
Minimum: $7.3347 — Female, Standard NonTobacco, Insurance Age 20; Male, Standard NonTobacco, Insurance Age 85.
Maximum: $42.8280– Female, Standard Tobacco, Insurance Age 72; Male, Standard Tobacco, Insurance Age 72.
Representative Insured: $20.2079– Female, Super Preferred, Nontobacco, Age 55; Male, Standard Nontobacco, Insurance Age 55.

Other Surrender Fees(c)	When you surrender part of the value of your policy.	The lesser of:
• $25; or
• 2% of the amount surrendered.

Transfer Fees	N/A	N/A

Fees for Express Mail and Electronic Fund Transfers of Loan or Surrender Proceeds	When you take a loan or surrender and Proceeds are sent by express mail or electronic fund transfer.	• $30 — United States.
• $35 — International.

Interest Rate on Loans(d)	Charged daily and due at the end of the policy year.	• 3% for policy years 1-10;
• 1.00% for policy years 11+

Overloan Protection Benefit (OPB)	Upon exercise of the benefit.	3% of the Policy Value

Policy Split Option Rider (PSO)	Upon exercise of the benefit.	$250

(a)	We call this the premium expense charge in other places in this prospectus.
(b)	We call this a Surrender Charge in other places in this prospectus, and it is level for the first five policy years and then it decreases monthly until it reaches $0 at the end of year 10. This charge varies based on individual characteristics. The charges shown in the table may not be representative of the charge you will pay. For information about the charge you would pay, contact your sales representative or RiverSource Life at the address or telephone number shown on the first page of this prospectus.
(c)	We call this the partial Surrender Charge in other places in this prospectus.
(d)	The loan interest rate charged is offset by the minimum guaranteed rate of interest rate of 1.00% earned on the Fixed Account that is credited on the loan collateral.

12    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

The next table describes the fees and expenses that you will pay periodically during the time that you own the policy, not including Fund fees and expenses.
Periodic Charges Other than Annual Fund Expenses
CHARGE	WHEN CHARGE IS DEDUCTED	AMOUNT DEDUCTED
Base Policy Charge	Monthly.	$10 per month for initial Specified Amounts below $2,000,000.

Cost of Insurance(a)	Monthly.	Monthly rate per $1,000 of Net Amount at Risk:
Minimum: $0.00000000— Female, Super Preferred, Nontobacco Insurance Age 20; Female, Super Preferred, Nontobacco, Insurance Age 20; Duration 1.
Maximum: $49.001164— Male, Standard Tobacco, Insurance Age 85; Male, Standard Tobacco, Insurance Age 85, Duration 35.

Representative Insured: $0.00001– Female, Super Preferred, Nontobacco, Insurance Age 55; Male, Standard, Nontobacco, Age 55: Duration 1.

Administrative Charge(a)	Monthly.	Rate per $1,000 of initial Specified Amount:
Minimum: $0.056— Female, Super Preferred Nontobacco, Insurance Age 20; Female, Super Preferred Nontobacco, Insurance Age 20; Durations 1-10.
Maximum: $1.556; Male, Standard Tobacco, Age 85; Male, Standard Tobacco, Insurance Age 85; Durations 1-10

Representative Insured: Female, Super Preferred Nontobacco, Age 55; Male, Standard Nontobacco, Insurance Age 55.
Current: $0.252 per month, Durations 1-10.

Indexed Account Charge(b)	Monthly.	Annual rate of 0.60% applied monthly.

Mortality and Expense Risk Charge	Monthly.	Annual rate of 0.00% applied monthly to the Variable Account Value.

Optional Benefit Charges:

Overloan Protection Benefit		No additional periodic charge.

Policy Split Option Rider		No additional periodic charge.

(a)	This charge varies based on individual characteristics. The charges shown in the table may not be representative of the charge you will pay. For information about the charge you would pay, contact your sales representative or RiverSource Life at the address or telephone number shown on the first page of this prospectus.
(b)	The Indexed Account charge is equal to the sum of the charges for all Indexed Accounts. The charge for an Indexed Account is equal to the current Indexed Account charge for that Indexed Account multiplied by the sum of the Segment values corresponding to that Indexed Account as of the Monthly Date.

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    13

Periodic Charges Other than Annual Fund Expenses (continued)
CHARGE	WHEN CHARGE IS DEDUCTED	AMOUNT DEDUCTED
Accounting Value Increase Rider (AVIR)(a)	Monthly.	Monthly rate per $1,000 of initial Specified Amount:
Minimum: $0.0309— Female, Nontobacco, Insurance Age 85; Male Nontobacco, Insurance Age 85.
Maximum: $0.0475 — Female, Nontobacco, Insurance Ages 35-55; Male Nontobacco, Insurance Ages 35-55.

Representative Insured: $0.0475 — Female, Nontobacco, Age 55; Male, Nontobacco, Insurance Age 55.

Four-Year Term Insurance Rider (FYT)(a)(b)	Monthly.	Monthly rate per $1,000 of Net Amount at Risk:
Minimum: $0.00000 — Female, Super Preferred, Nontobacco, Insurance Age 20; Female, Super Preferred, Nontobacco, Insurance Age 20, Duration 1.
Maximum: $2.46005 — Male, Standard Tobacco, Insurance Age 85; Male, Standard Tobacco, Insurance Age 85; Duration 4.

Representative Insured: $0.00001 – Female, Super Preferred Nontobacco, Insurance Age 55; Male, Standard Nontobacco, Age 55; Duration 1.

(a)	This charge varies based on individual characteristics. The charges shown in the table may not be representative of the charge you will pay. For information about the charge you would pay, contact your sales representative or RiverSource Life at the address or telephone number shown on the first page of this prospectus.
(b)	This rider will terminate if one of the following circumstances occurs: (1) four-year Anniversary date shown in the policy; or (2) if the PSO rider is exercised.

14    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

Total Annual Operating Expenses of the Funds
The next table provides the minimum and maximum total operating expenses charged by the underlying Funds that you may pay periodically during the time that you own the policy. A complete list of Funds available under the policy, including their annual expenses, may be found in Appendix A: Funds Available Under the Contract.
Total Annual Fund Expenses	Minimum(%)	Maximum(%)
(expenses deducted from the fund assets, including management fees, distribution and/or service (12b-1) fees and other expenses)	0.26	4.14

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    15

Principal Risks of Investing in the Policy
Policy Risk	What It Means
Risks of Poor Investment Performance	If you direct your Net Premiums or transfer your Policy’s Value to a Subaccount that drops in value:
• You can lose cash values due to adverse investment experience. There is no minimum guaranteed cash value under the Subaccounts of the Variable Account.
• If the death benefit option is option 2, the death benefit could decrease from the death benefit on the previous Valuation Date due to adverse investment experience (but at no time will it be less than the Specified Amount).
• Your policy could Lapse due to adverse investment experience if the NLG is in not effect and you do not pay the premiums needed to maintain coverage.

The Policy is Unsuitable as a Short-term Savings Vehicle	The policy is not suitable as a short-term investment and may not be appropriate for investor who need ready access to cash. The policy is a long-term investment that provides a death benefit that we pay to the Beneficiary upon the last surviving Insured’s death.
Your policy has little or no Cash Surrender Value in the early policy years. Surrender Charges apply to this policy for the first ten years. A new schedule of Surrender Charges will apply for ten years after an increase in the Specified Amount. Surrender Charges can significantly reduce Policy Values. During early policy years the Cash Surrender Value may be less than the premiums you pay for the policy.
Your ability to take partial surrenders is limited. You cannot take partial surrenders during the first policy year.

Risks of Policy Lapse	If you do not pay the premiums needed to maintain coverage:
• We will not pay a death benefit if your policy Lapses.
• Also, the Lapse may have adverse tax consequences. (See "Possibility of Adverse Tax Consequences.")
Your policy may Lapse due to Surrender Charges.
• Surrender Charges affect the surrender value, which is a measure we use to determine whether your policy will enter a grace period (and possibly Lapse, which may have adverse tax consequences, see "Possibility of Adverse Tax Consequences."). A partial surrender will reduce the Policy Value and the death benefit and may terminate the NLG.
If you take a loan against your policy.
• Taking a loan increases the risk of:
— policy Lapse (which may have adverse tax consequences, see "Possibility of Adverse Tax Consequences.");
— a permanent reduction of Policy Value;
— reducing the death benefit.
• Taking a loan may also terminate the NLG.
Your policy can Lapse due to poor investment performance.

16    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

Policy Risk	What It Means
• Your policy could Lapse due to adverse investment experience if the NLG is not in effect and you do not pay the premiums needed to maintain coverage.
• The Lapse may have adverse tax consequences (See "Possibility of Adverse Tax Consequences.").

Exchange/Replacement Risk	You exchange or replace another policy to buy this one.
• You may pay Surrender Charges on the old policy.
• The new policy has Surrender Charges, which may extend beyond those in the old policy.
• The new policy’s Surrender Charges may be higher than the Surrender Charges in old policy.
• You may be subject to new incontestability and suicide periods on the new policy.
• You may be in a higher insurance risk rating category in the new policy which may increase the cost of the policy.
• If a partial surrender is taken prior to the exchange, you may have adverse tax consequences.
• The exchange may have adverse tax consequences. (See "Possibility of Adverse Tax Consequences.")
You use cash values or dividends from another policy to buy this one, without fully surrendering the other policy.
• If you borrow from another policy to buy this one, the loan reduces the death benefit on the other policy. If you fail to repay the loan and accrued interest, you could lose the other coverage and you may be subject to income tax if the policy Lapses or is surrendered with a loan against it. You may have adverse tax consequences. (See "Possibility of Adverse Tax Consequences.")
• If you surrender cash value from another policy to buy this one, you could lose coverage on the other policy. Also, the surrender may be subject to income tax. You may have adverse tax consequences. (See "Possibility of Adverse Tax Consequences.")

Limitations on Access to Cash Value Through Withdrawals	Your ability to take partial surrenders is limited. You cannot take partial surrenders during the first policy year.

Possibility of Adverse Tax Consequences	A policy may be classified as a “modified endowment contract” (MEC) for federal income tax purposes when issued. If a policy is not a MEC when issued, certain changes you make to the policy may cause it to become a MEC.
• Any taxable earnings come out first on surrenders or loans from a MEC policy or an assignment or pledge of a MEC policy. Investment in the policy comes out second. Federal income tax on these earnings will apply. State and local income taxes may also apply. If you are under age 59½, a 10% penalty tax may also apply to these earnings.
If you exchange or replace another policy to buy this one.

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    17

Policy Risk	What It Means
• If you replace the old policy and it is not part of an exchange under Section 1035 of the Code, there may be adverse tax consequences if the total Policy Value (before reductions for outstanding loans, if any) exceeds your investment in the old policy.
• If you replace the old policy as part of an exchange under Section 1035 of the Code and there is a loan on the old policy, there may be adverse tax consequences if the total Policy Value (before reductions for the outstanding loan) exceeds your investment in the old policy.
• The new policy may be or may become a MEC even if the old policy was not a MEC. See discussion under “Modified Endowment Contracts”.
• The exchange may require a portion of the cash value of the old policy to be distributed in order to qualify the new policy as a life insurance policy for federal tax purposes.
If your policy Lapses or is fully surrendered with an outstanding policy loan, you may experience a significant tax cost.
• You will be taxed on any earnings in the policy. Generally, a policy has earnings to the extent the cash value plus any outstanding loans exceeds the investment in the contract.
• For non-MEC policies, it could be the case that a policy with a relatively small existing cash value could have significant as yet untaxed earnings that will be taxed upon Lapse or surrender of the policy.
• For MEC policies, earnings are the remaining earnings (any earnings that have not been previously taxed) in the policy, which could be a significant amount depending on the policy.
The investments in the Subaccount are not adequately diversified.
• If a policy fails to qualify as a life insurance policy because it is not adequately diversified, the policyholder must include in gross income the “income on the contract” (as defined in Section 7702(g) of the Code).
Congress may change how a life insurance policy is taxed at any time.
The interpretation of current tax law is subject to change by the Internal Revenue Service (IRS) or the courts at any time.
• You could lose any or all of the specific federal income tax attributes and benefits of a life insurance policy including tax-deferred accrual of cash values and income tax free death benefits.
• For non-MEC policies you could lose your ability to take non-taxable distributions or loans from the policy.
• Typically, changes of this type are prospective only, but some or all of the attributes could be affected.
The IRS may determine that you are the Owner of the Fund shares held by our Variable Account.
• You may be taxed on the income of each Subaccount to the extent of your interest in the Subaccount.

18    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

Policy Risk	What It Means
Fund Risks	A comprehensive discussion of the risks of each Fund in which the Subaccounts invest may be found in each Fund’s prospectus. Please refer to the prospectuses for the Funds for more information. The investment advisers cannot guarantee that the Funds will meet their investment objectives.

Risk of Poor or Negative Index Return	If the change in value of the underlying index is not positive, you may never receive indexed interest. Also, if the return of the underlying index is positive but insignificant, the indexed interest credited may not be enough to cover your policy fees and charges. In both cases, with policy fees and charges, you could lose more than your investment in the Indexed Accounts.

Market Risk	Variable life insurance is a complex vehicle that is subject to market risk, including the potential loss of principal invested.
• You may experience loss in Policy Value due to factors that affect the overall performance of the financial markets.

Financial Strength and Claims Paying Ability Risk	All insurance benefits, including the death benefit, and all guarantees, including those related to the Fixed Account and Indexed Accounts, are general account obligations that are subject to the financial strength and claims paying ability of RiverSource Life.

Effects of COVID-19 Pandemic	The coronavirus disease 2019 (“COVID-19”) public health crisis presents ongoing significant economic and societal disruption, and has driven significant volatility in the equity and interest rate markets. Any periods of continued high market volatility, and your individual circumstances (e.g., your selected allocations and the timing of any purchase payments, transfers, or withdrawals), will affect values under your policy. As part of how we maintain our strong financial strength and claims-paying ability, we continue to reserve amounts for our contractual obligations in accordance with significant state solvency regulations. The extent to which the COVID-19 pandemic may impact financial markets, investment performance under your policy, and our financial strength and claims-paying ability will depend on future developments, which are highly uncertain and cannot be estimated, including the scope and duration of the pandemic and actions taken by governmental authorities, market participants, and other third parties in response to the pandemic.

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    19

Policy Risk	What It Means
We have implemented comprehensive strategies to address the operating environment spurred by the pandemic. To promote the safety and security of our employees and to assure the continuity of our business operations, we have implemented a work from home protocol for virtually all of our employee population, restricted business travel, and provided resources for complying with the guidance from the World Health Organization, the U.S. Centers for Disease Control and government authorities. We have been satisfying elevated customer service volumes and our operations teams have continued to operate successfully and without disruptions in service. Our pandemic strategy is flexible and scalable and takes into consideration that a pandemic could be widespread and may occur in multiple waves, affecting different communities at different times with varying levels of severity. We cannot, however, predict the impact that natural or man-made disasters and catastrophes, including the COVID-19 pandemic, may have over near- or longer-term periods.

Cyber Security and Systems Integrity	Increasingly, businesses are dependent on the continuity, security, and effective operation of various technology systems. The nature of our business depends on the continued effective operation of our systems and those of our business partners. This dependence makes us susceptible to operational and information security risks from cyber-attacks.
These risks may include the following:
• the corruption or destruction of data;
• theft, misuse or dissemination of data to the public, including your information we hold; and
• denial of service attacks on our website or other forms of attacks on our systems and the software and hardware we use to run them.
These attacks and their consequences can negatively impact your policy, your privacy, your ability to conduct transactions on your policy, or your ability to receive timely service from us. There can be no assurance that we, the underlying Funds in your policy, or our other business partners will avoid losses affecting your policy due to any successful cyber-attacks or information security breaches.

20    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

Policy Risk	What It Means
Conflict of Interest Risks Related to Certain Funds Advised by Columbia Management	We are an affiliate of Ameriprise Financial, Inc., which is the parent company of Columbia Management Investment Advisers, LLC (Columbia Management). Columbia Management acts as investment adviser to several Fund of funds, including managed volatility Funds. As such, it retains full discretion over the investment activities and investment decisions of the Funds. These Funds invest in other registered mutual funds. In providing investment advisory services for the Funds and the underlying funds in which those Funds respectively invest, Columbia Management is, together with its affiliates, including us, subject to competing interests that may influence its decisions. These competing interests typically arise because Columbia Management or one of its affiliates serves as the investment adviser to the underlying Funds and may provide other services in connection with such underlying Funds, and because the compensation we and our affiliates receive for providing these investment advisory and other services varies depending on the underlying Fund.

Managed Volatility Funds’ Risks	Managed volatility Funds employ a strategy designed to reduce overall volatility and downside risk. These Funds may also be used in conjunction with guaranteed living benefit riders we offer with various annuity contracts. Conflicts may arise because the manner in which these Funds and their strategies are executed by Columbia Management are expected to benefit us by reducing our financial risk and expense in offering guaranteed living benefit riders. Managed volatility Funds employ a strategy to reduce overall volatility and downside risk when markets are declining and market volatility is high. A successful strategy may result in less gain in your Policy Value during rising markets with higher volatility when compared to Funds not employing a managed volatility strategy. Although an investment in the managed volatility Funds may mitigate declines in your Policy Value due to declining equity markets, the Funds’ investment strategies may also curb or decrease your Policy Value during periods of positive performance by the equity markets. There is no guarantee that any of the Funds’ strategies will be successful. Costs associated with running a managed volatility strategy may also adversely impact the performance of managed volatility Funds.

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    21

Loads, Fees and Charges
Policy charges primarily compensate us for:
•	providing the insurance benefits of the policy;
•	issuing the policy;
•	administering the policy;
•	assuming certain risks in connection with the policy; and
•	distributing the policy.
We deduct some of these charges from your premium payments. We deduct others periodically from your Policy Value in the Fixed Account, Indexed Accounts and/or Subaccounts. We may also assess a charge if you surrender your policy or the policy Lapses. We may profit from one or more of the charges we collect under the policy. We may use these profits for any corporate purpose.
Transaction Fees
Surrender Charge
If you surrender your policy or the policy Lapses during the first ten policy years or in the ten years following an increase in Specified Amount, we will reduce your Policy Value, minus Indebtedness, by the applicable Surrender Charge.
The Surrender Charge primarily reimburses us for costs of issuing the policy, such as processing the application (mostly underwriting) and setting up computer records. It also partially pays for commissions, advertising and printing the prospectus and sales literature.
The maximum Surrender Charge for the initial Specified Amount is shown in your policy. It is based on the Insureds’ Insurance Ages, sexes, Risk Classifications and the initial Specified Amount. The maximum Surrender Charge for the initial Specified Amount will remain level for the first five policy years and then decrease monthly until it is zero at the end of the tenth policy year. If you increase the Specified Amount, an additional maximum Surrender Charge will apply to the additional Specified Amount added to the policy. The additional maximum Surrender Charge will be based on the Insureds’ Attained Insurance Age at the time of the increase, sexes, Risk Classifications and the amount of the increase. The additional maximum surrender charges will remain level for the first five years following the increase and then decrease monthly until it is zero at the end of the tenth year following the increase. If you surrender your policy for its full Cash Surrender Value, or the policy Lapses, during the first ten years and for ten years after requesting an increase in the Specified Amount, you will incur a Surrender Charge.
The following table illustrates the maximum Surrender Charge for two Insureds: male, Insurance Age 55 qualifying for standard non-tobacco rates and female, Insurance Age 55, qualifying for super preferred non-tobacco rates. We assume the Specified Amount to be $1,500,000 along with an increase of $500,000 in the Specified Amount at the beginning of the seventh policy year.
Lapse or surrender at the beginning of policy year	Maximum Surrender Charge on the Initial Specified Amount	Maximum Surrender Charge on the Increase in Specified Amount	Total Maximum Surrender Charge on the Policy
1	$30,311.86	$ 0.00	$30,311.86
2	30,311.86	0.00	30,311.86
3	30,311.86	0.00	30,311.86
4	30,311.86	0.00	30,311.86
5	30,311.86	0.00	30,311.86
6	29,805.98	0.00	29,805.98
7	23,743.10	11,938.15	35,681.25
8	17,681.49	11,938.15	29,619.64
9	11,618.61	11,938.15	23,556.76
10	5,557.00	11,938.15	17,495.15
11	0.00	11,938.15	11,938.15
12	0.00	11,739.15	11,739.15
13	0.00	9,351.20	9,351.20
14	0.00	6,963.65	6,963.65
15	0.00	4,576.10	4,576.10

22    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

Lapse or surrender at the beginning of policy year	Maximum Surrender Charge on the Initial Specified Amount	Maximum Surrender Charge on the Increase in Specified Amount	Total Maximum Surrender Charge on the Policy
16	0.00	2,188.55	2,188.55
17	0.00	0.00	0.00
The maximum Surrender Charge is the number of thousands of dollars of initial Specified Amount multiplied by a rate based on the youngest Insured's issue age multiplied by a rate based on the oldest Insured's issue age. Both rates are based on Risk Classifications of the Insureds (i.e. standard or nontobacco). In the example above, the initial Specified Amount is $1,500,000 the Insureds are male, Insurance Age 55 qualifying for standard nontobacco rates and female, Insurance Age 55 qualifying for super preferred rates; the youngest Insured's rate is $23.788 and the oldest Insured's rate is $0.8495. The maximum Surrender Charge is $1,500 multiplied by $23.788 and  $0.8495, which equals $30,311.86.
Partial Surrender Charge
If you surrender part of the value of your policy, we will charge you $25 (or 2% of the amount surrendered, if less). We guarantee that this charge will not increase for the duration of your policy.
Premium Expense Charge
We deduct this charge from each premium payment. We credit the amount remaining after the deduction, called the Net Premium, to the accounts you have selected. The premium expense charge is 6% of each premium payment. The premium expense charge, in part, compensates us for expenses associated with administering and distributing the policy, including agents’ commissions, advertising and printing of prospectuses and sales literature. (The Surrender Charge, discussed under “Surrender Charge” and the administrative charge, discussed under “Administrative charge” below, also may partially compensate us for these expenses.) The premium expense charge also may compensate us for paying taxes imposed by certain states and governmental subdivisions on premiums received by insurance companies. All policies in all states are charged the same premium expense charge even though state premium taxes vary.
Overloan Protection Benefit
If you exercise this benefit, we will charge you 3% of your Policy Value.
Policy Split Option Rider
If you exercise this benefit, we will charge you $250.
Base Policy Charges
Monthly Deduction
On each Monthly Date we deduct from the value of your policy in the Fixed Account, Indexed Accounts and/or Subaccounts an amount equal to the sum of:
1. the cost of insurance for the policy month;
2. the policy fee shown in your policy;
3. the monthly administrative charge;
4. the monthly mortality and expense risk charge;
5. the Indexed Account charge; and
6. charges for any optional insurance benefits provided by rider for the policy month.
We explain each of the six components below.
You specify, in your policy application, what percentage of the monthly deduction from 0% to 100% you want us to take from the Fixed Account and from each of the Subaccounts. You may change these percentages for future monthly deductions by writing to us.
We will take monthly deductions from the Fixed Account and the Subaccounts on a Pro Rata Basis if:
•	you do not specify the accounts from which you want us to take the monthly deduction; or
•	the value in the Fixed Account or any Subaccount is insufficient to pay the portion of the monthly deduction you have specified.

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    23

When the Fixed Account, minus any Indebtedness, and the Subaccounts are exhausted, the monthly deduction will be taken from the Indexed Accounts. See “Order of Deductions from Policy Value” for further discussion.
If the Cash Surrender Value of your policy is not enough to cover the monthly deduction on a monthly anniversary, the policy may Lapse. However, the policy will not Lapse if the NLG is in effect and the premium payment requirements have been met. (See "No-Lapse Guarantee," "Grace Period" and "Reinstatement" for further discussion.)
The following are charged each month prior to the youngest Insured’s Attained Insurance Age 120:
1.	Cost of Insurance: primarily, this is the cost of providing the death benefit under your policy. It depends on:
•	the amount of the death benefit;
•	the Policy Value; and
•	the cost of insurance rate.
The cost of insurance for a policy month is calculated as: [a × (b – c)] + d where:
“a”	is the monthly cost of insurance rate based on the each Insured’s Insurance Age, duration, sex and Risk Classification. Generally, the cost of insurance rate will increase as the Attained Insurance Age of each of the Insureds increases.
We set the rates based on our expectations of mortality, future investment earnings, persistency and expenses. Our current monthly cost of insurance rates are less than the maximum monthly cost of insurance rates guaranteed in the policy. We reserve the right to change rates from time to time; any change will apply to all individuals of the same Risk Classification. However, rates will not exceed the guaranteed maximum monthly cost of insurance rates shown in your policy. All rates are based on the 2017 Commissioners Standard Ordinary (CSO) Smoker and Nonsmoker Mortality Tables, Age Nearest Birthday.
“b”	is the death benefit on the Monthly Date divided by 1.0008295381 (which reduces our Net Amount at Risk, solely for computing the cost of insurance, by taking into account assumed monthly earnings at an annual rate of 1%).
“c”	is the Policy Value on the Monthly Date. At this point, the Policy Value has been reduced by the administrative charge, the Indexed Account charge, the mortality and expense risk charge, the policy fee and any charges for optional riders.
“d”	is any flat extra insurance charges we assess as a result of special underwriting considerations.
2. Policy fee: $10.00 per month for initial Specified Amounts below $ 2,000,000 and $0.00 per month for initial Specified Amounts of $ 2,000,000 and above. This charge primarily reimburses us for expenses of administering the policy, such as processing claims, maintaining records, making policy changes and communicating with Owners. We reserve the right to change the charge in the future, but guarantee that it will never exceed $15.00 per month.
3. Administrative charge: This charge reimburses us, in part, for expenses associated with issuing the policy, such as processing the application and underwriting the policy. It also partially reimburses us for commissions or other compensation paid to selling firms, advertising and printing of the prospectus and sales literature. We reserve the right to change the administrative charge based on our expectations of future investment earnings, persistency , expenses and/or federal and state tax assumptions. However, it will never exceed the guaranteed administrative charge shown in the Policy Data section of the policy.
4. Mortality and expense risk charge: compensates us for assuming the mortality and expense risks under the policy. Currently, the mortality and expense risk charge is 0%. We reserve the right to change the charge in the future, but guarantee that it will never exceed the annual rate of 0.60% applied monthly to the Variable Account Value.
The mortality and expense risk charge for a policy month is calculated as:
(a) × (b)	where:
12
“a” is the Variable Account Value; and
“b” is the mortality and expense risk charge shown in the “Charges Other than Fund Operating Expenses” section of this prospectus.
The charge primarily compensates us for:
•	Mortality risk — the risk that the cost of insurance charge will be insufficient to meet actual claims.
•	Expense risk — the risk that the policy fee, administrative charge and the Surrender Charge (described above) may be insufficient to cover the cost of administering the policy.

24    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

Any profit from the mortality and expense risk charge would be available to us for any proper corporate purpose including, among others, payment of sales and distribution expenses, which we do not expect to be covered by the premium expense charge and Surrender Charges discussed earlier. We will make up any further deficit from our general assets. We reserve the right to change the mortality and expense risk rate based on our expectations of mortality, reinsurance costs, future investment earnings, persistency , expenses and/or federal and state tax assumptions.
5. Indexed Account charge: compensates us for certain administrative, investment and other expenses we assume in making available the Indexed Account options. The charge is assessed as an asset-based charge and is based on the value of the Segments of an Indexed Account on the Monthly Date.
6. Optional Insurance Benefit Charges: Charges for any optional benefits you add to the policy by rider.
Optional Insurance Benefits
CHARGE	WHEN CHARGE IS DEDUCTED	AMOUNT DEDUCTED
Policy Split Option Rider (PSO)	Upon exercise of the benefit.	$250

Overloan Protection Benefit (OPB)	Upon exercise of the benefit.	3% of the Policy Value.

Four-Year Term Insurance Rider (FYT)(a),(b)	Monthly.	Monthly rate per $1,000 of the cost of insurance amount:
Minimum: $0.00000 — Female, Super Preferred, Nontobacco, Insurance Age 20; Female, Super Preferred, Nontobacco, Insurance Age 20, Duration 1.
Maximum: $2.46005 — Male, Standard Tobacco, Insurance Age 85; Male, Standard Tobacco, Insurance Age 85; Duration 4.

Representative Insured: $0.00001– Female, Super Preferred Nontobacco, Insurance Age 55; Male, Standard Nontobacco, Age 55; Duration 1.

Accounting Value Increase Rider (AVIR)(a)	Monthly.	Monthly rate per $1,000 of initial Specified Amount:
Minimum: $0.0309 — Female, Nontobacco, Insurance, Age 85; Male Nontobacco, Insurance Age 85.
Maximum: $0.0475 — Female, Nontobacco, Insurance Ages 35-55; Male Nontobacco, Insurance Ages 35-55.

Representative Insured: $0.0475 — Female, Nontobacco, Age 55; Male, Nontobacco, Insurance Age 55.

(a)	This charge varies based on individual characteristics. The charges shown in the table may not be representative of the charge you will pay. For information about the charge you would pay, contact your sales representative or RiverSource Life at the address or telephone number shown on the first page of this prospectus.
(b)	This rider will terminate if one of the following circumstances occurs: (1) four-year Anniversary date shown in the policy; or (2) if the PSO rider is exercised.

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    25

Payments to the Selling Firms
We may use compensation plans which vary by selling firm. In general, we pay selling firms a commission of up to 90% of the initial target premium in the first policy year, plus up to 2.50% of all premiums in excess of the target premium during the first policy year and 2% on renewal premiums after the first policy year prior to eleventh Duration. We determine the target premium, which varies by age, gender, and Risk Classification of each Insured at the time of issue as well as by the Specified Amount of the policy. We pay additional commissions to selling firms if an increase in coverage occurs. We do not pay or withhold payment of commissions based on how you choose to allocate your premiums to the Subaccounts.
Total Annual Operating Expenses of the Funds
Any applicable management fees and other expenses of the Funds are deducted from, and paid out of, the assets of the Funds as described in each Fund’s prospectus.
Effect of Loads, Fees and Charges
Your death benefits, Policy Values and Cash Surrender Values may fluctuate due to an increase or decrease in the following charges:
•	cost of insurance charges
•	Surrender Charges;
•	policy fees;
•	administrative charges;
•	mortality and expense risk charges;
•	Indexed Account charges;
•	cost of optional insurance benefits; and
•	annual operating expenses of the Funds, including management fees and other expenses.
In addition, your death benefits, Policy Values and Cash Surrender Values may change daily as a result of the investment experience of the Subaccounts.
Other Information on Charges
We may reduce or eliminate various fees and charges on a basis that is fair and reasonable and applies to all policy Owners in the same class. We may do this for example when we incur lower sales costs and/or perform fewer administrative services than usual.
Policy Rights
The purpose of the policy is to provide life insurance protection on the life of two Insureds and to potentially build Policy Value. The policy is a long-term investment that provides a death benefit that we pay to the Beneficiary upon the last surviving Insured’s death. The Insureds are the people whose lives are insured by the policy. The Owner is the entity or entities to which, or individuals to whom, we issue the policy or to whom you subsequently transfer ownership. The Owner is authorized to make changes to the policy and request transactions involving Policy Value. In the prospectus “you” and “your” refer to the Owner.
Initially, the Beneficiary will be the person you designate in your application for the policy. You may change the Beneficiary by giving us written notice, subject to requirements and restrictions stated in the policy. If you do not designate a Beneficiary, or if the designated Beneficiary dies before the last surviving Insured’s death, the Beneficiary will be you, if living. If you are not living, the Beneficiary will be your estate.
Transfers Among the Fixed Account, Indexed Accounts and Subaccounts
You may transfer Policy Value from one Subaccount to another or between Subaccounts and the Fixed Account or Indexed Accounts. Certain restrictions apply to transfers involving the Fixed Account and the Indexed Accounts. We will process your transfer on the Valuation Date we receive your request, subject to the following limitations. If we receive your transfer request at our Service Center in Good Order before the Close of Business, we will process your transfer using the Accumulation Unit value we calculate on the Valuation Date we received your transfer request. If we receive your transfer request at our Service Center in Good Order at or after the Close of Business, we will process your transfer using the Accumulation Unit value we calculate on the next Valuation Date after we received your transfer request. Before making a transfer, you should consider the risks involved in changing investments. We may suspend or modify transfer privileges at any time.

26    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

Market Timing and Disruptive Trading Practices
Market timing can reduce the value of your investment in the policy. If market timing causes the returns of an underlying Fund to suffer, Policy Value you have allocated to a Subaccount that invests in that underlying Fund will be lower too. Market timing can cause you, any joint Owner of the policy and your Beneficiary(ies) under the policy a financial loss.
We seek to prevent market timing. Market timing is frequent or short-term trading activity. We do not accommodate short-term trading activities. Do not buy a policy if you wish to use short-term trading strategies to manage your investment. The market timing policies and procedures described below apply to transfers among the Subaccounts within the policy. The underlying Funds in which the Subaccounts invest have their own market timing policies and procedures. The market timing policies of the underlying Funds may be more restrictive than the market timing policies and procedures we apply to transfers among the Subaccounts of the policy, and may include redemption fees. We reserve the right to modify our market timing policies and procedures at any time without prior notice to you.
Market timing may hurt the performance of an underlying Fund in which a Subaccount invests in several ways, including but not necessarily limited to:
•	diluting the value of an investment in an underlying Fund in which a Subaccount invests;
•	increasing the transaction costs and expenses of an underlying Fund in which a Subaccount invests; and
•	preventing the investment adviser(s) of an underlying Fund in which a Subaccount invests from fully investing the assets of the Fund in accordance with the Fund’s investment objectives.
Funds available as investment options under the policy that invest in securities that trade in overseas securities markets may be at greater risk of loss from market timing, as market timers may seek to take advantage of changes in the values of securities between the close of overseas markets and the close of U.S. markets. Also, the risks of market timing may be greater for underlying Funds that invest in securities such as small cap stocks, high yield bonds, or municipal securities, that may be traded infrequently.
In order to help protect you and the underlying Fund from the potentially harmful effects of market timing activity, we apply the following market timing policy to discourage frequent transfers of Policy Value among the Subaccounts of the Variable Account:
We try to distinguish market timing from transfers that we believe are not harmful, such as periodic rebalancing for purposes of an asset allocation, dollar-cost averaging or an asset rebalancing program that may be described in this prospectus. There is no set number of transfers that constitutes market timing. Even one transfer in related accounts may be market timing. We seek to restrict the transfer privileges of a policy Owner who makes more than three Subaccount transfers in any 90 day period. We also reserve the right to refuse any transfer request, if, in our sole judgment, the dollar amount of the transfer request would adversely affect unit values.

If we determine, in our sole judgment, that your transfer activity constitutes market timing, we may modify, restrict or suspend your transfer privileges to the extent permitted by applicable law, which may vary based on the state law that applies to your policy and the terms of your policy. These restrictions or modifications may include, but not be limited to:
•	requiring transfer requests to be submitted only by first-class U.S. mail;
•	not accepting hand-delivered transfer requests or requests made by overnight mail;
•	not accepting telephone or electronic transfer requests;
•	requiring a minimum time period between each transfer;
•	not accepting transfer requests of an agent acting under power of attorney;
•	limiting the dollar amount that you may transfer at any one time;
•	suspending the transfer privilege; or
•	modifying instructions under an automated transfer program to exclude a restricted Fund if you do not provide new instructions.
Subject to applicable state law and the terms of each policy, we will apply the transfer policy described above to all policy Owners uniformly in all cases. We will notify you in writing after we impose any modification, restriction or suspension of your transfer rights.
Because we exercise discretion in applying the restrictions described above, we cannot guarantee that we will be able to identify and restrict all market timing activity. In addition, state law and the terms of some policies may prevent us from stopping certain market timing activity. Market timing activity that we are unable to identify and/or restrict may impact the performance of the underlying Funds and may result in lower Policy Values.

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    27

In addition to the market timing policy described above, which applies to transfers among the Subaccounts within your policy, you should carefully review the market timing policies and procedures of the underlying Funds. The market timing policies and procedures of the underlying Funds may be materially different than those we impose on transfers among the Subaccounts within your policy and may include mandatory redemption fees as well as other measures to discourage frequent transfers. As an intermediary for the underlying Funds, we are required to assist them in applying their market timing policies and procedures to transactions involving the purchase and exchange of Fund shares. This assistance may include, but not be limited to, providing the underlying Fund upon request with your Social Security Number, Taxpayer Identification Number or other United States government-issued identifier and the details of your policy transactions involving the underlying Fund. An underlying Fund, in its sole discretion, may instruct us at any time to prohibit you from making further transfers of Policy Value to or from the underlying Fund, and we must follow this instruction. We reserve the right to administer and collect on behalf of an underlying Fund any redemption fee imposed by an underlying Fund. Market timing policies and procedures adopted by underlying Funds may affect your investment in the policy in several ways, including but not limited to:
•	Each Fund may restrict or refuse trading activity that the Fund determines, in its sole discretion, represents market timing.
•	Even if we determine that your transfer activity does not constitute market timing under the market timing policies described above which we apply to transfers you make under the policy, it is possible that the underlying Fund’s market timing policies and procedures, including instructions we receive from a Fund, may require us to reject your transfer request. For example, while we will attempt to execute transfers permitted under any asset allocation, dollar-cost averaging or asset rebalancing program that may be described in this prospectus, we cannot guarantee that an underlying Fund’s market timing policies and procedures will do so. Orders we place to purchase Fund shares for the Variable Account are subject to acceptance by the Fund. We reserve the right to reject without prior notice to you any transfer request if the Fund does not accept our order.
•	Each underlying Fund is responsible for its own market timing policy, and we cannot guarantee that we will be able to implement specific market timing policies and procedures that a Fund has adopted. As a result, a Fund’s returns might be adversely affected, and a Fund might terminate our right to offer its shares through the Variable Account.
•	Funds that are available as investment options under the policy may also be offered to other intermediaries who are eligible to purchase and hold shares of the Fund, including without limitation, separate accounts of other insurance companies and certain retirement plans. Even if we are able to implement a Fund’s market timing policies, we cannot guarantee that other intermediaries purchasing that same Fund’s shares will do so, and the returns of that Fund could be adversely affected as a result.
For more information about the market timing policies and procedures of an underlying Fund, and the risks that market timing pose to that Fund and to determine whether an underlying Fund has adopted a redemption fee, see that Fund’s prospectus.
Transfer Policies between the Fixed Account and Subaccounts
•	You must make transfers from the Fixed Account to any subaccounts during a 30-day period starting on a Policy Anniversary, except for automated transfers, which can be set up for monthly, quarterly or semiannual transfer periods. If the amount in the Fixed Account is less than $100, the entire amount can be transferred at any time.
•	If we receive your request to transfer amounts from the Fixed Account within 30 days before the Policy Anniversary, the transfer will become effective on the anniversary.
•	If we receive your request on or within 30 days after the Policy Anniversary, the transfer will be effective on the day we receive it.
•	We will not accept requests for transfers from the Fixed Account at any other time.
•	If you have made a transfer from the Fixed Account to one or more Subaccounts, you may not make a transfer from those Subaccounts back to the Fixed Account until the next Policy Anniversary.
Minimum Transfer Amounts
From a Subaccount to another Subaccount, the Fixed Account or an Indexed Account:
•	For mail and telephone transfers — $250 or the entire Subaccount balance, whichever is less.
•	For automated transfers — $50.
From the Fixed Account to a Subaccount:
•	For mail and telephone transfers — $250 or the entire Fixed Account balance minus any outstanding Indebtedness, whichever is less.
•	For automated transfers — $50.

28    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

Maximum Transfer Amounts
The maximum amount that may be transferred from the Fixed Account to one or more of the Indexed Accounts is the Fixed Account Value minus any Indebtedness minus the value of a transfer to one or more of the Subaccounts occurring on the same day. The amount of any such transfer to an Indexed Account will be allocated to the corresponding Interim Account on the date it is received.
Maximum Number of Transfers Per Year From the Subaccounts
You may make transfers by mail or telephone. We reserve the right to limit transfers of value from a Subaccount to one or more Subaccounts or to the Fixed Account to five per policy year. We may suspend or modify this transfer privilege at any time with any necessary approval of the Securities and Exchange Commission. In addition to transfers by mail or telephone, you may make automated transfers subject to the restrictions described below.
Transfer Restriction Period – Indexed Accounts
A transfer restriction period is a 12-month period of time which begins on any date there is loan or withdrawal that is not part of a systematic distribution program from any Segment of the Indexed Account. Any deduction from a Segment of the Indexed Accounts due solely to an increase in Indebtedness from interest charged on a loan will not trigger the start of a transfer restriction period.
During this period, the following restrictions apply:
•	no transfers from the Fixed Account or Subaccounts to any Indexed Account will be allowed; and
•	Indexed Account premium allocation percentages will change to allocate all premium and loan repayments to the Fixed Account.
We reserve the right to shorten or eliminate the transfer restriction period.
Once the transfer restriction period has expired, you may submit a written or phone request to transfer any amount in the Fixed Account or Subaccounts to any Indexed Account or to change the premium allocation percentage.
Transfers Not Allowed
Transfers of value are not allowed for the following conditions:
•	from an Indexed Account Segment prior to Segment maturity, except transfers due to policy loans taken or interest charged on Indebtedness;
•	from the Fixed Account or any Subaccount to any Indexed Account when the policy is in a transfer restriction period;
•	from the Fixed Account to any Subaccount or Indexed Account after the youngest Insured’s Attained Insurance Age 120 anniversary.
Transfers at the Youngest Insured’s Attained Insurance Age 120 Anniversary
On the youngest Insured’s Attained Insurance Age 120 anniversary, any Policy Value in the Subaccounts will be transferred to the Fixed Account and may not be transferred to any Subaccount or Indexed Account.
Automated Transfers
In addition to written and telephone requests, you can arrange to have Policy Value transferred from one account to another automatically. Your sales representative can help you set up an automated transfer.
Automated transfer policies
•	Only one automated transfer arrangement can be in effect at any time.
•	You may transfer all or part of the value of a Subaccount to one or more of the other Subaccounts, one or more of the Indexed Accounts and/or to the Fixed Account.
•	You may transfer all or part of the Fixed Account Value, minus Indebtedness, to one or more of the Subaccounts and/or one or more of the Indexed Accounts.
•	Either the Fixed Account or one or more of the Subaccounts can be used as the source of Funds for any automated transfer arrangement. The Indexed Accounts may not be used as the source of Funds for any automated transfer arrangement.
•	You can start or stop this service by written or phone request. You must allow seven days for us to change any instructions that are currently in place.
•	The minimum automated transfer amount is $50.

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    29

•	You cannot make automated transfers from the Fixed Account to one or more Subaccounts in an amount that, if continued, would deplete the Fixed Account within 12 months. There is no such restriction on automated transfer arrangements that transfer value from the Fixed Account to one or more of the Indexed Accounts only.
•	If your policy has entered a transfer restriction period that will last for 12 months, during this period transfers from the Fixed Account or the Subaccounts to any Indexed Account will not be allowed. Any automated transfer arrangement that moves money to an Indexed Account will be terminated. Premiums and loan repayments allocated to an Indexed Account during this period will be redirected to the Fixed Account.
•	If you made a transfer from the Fixed Account to one or more Subaccounts, you may not make a transfer from those Subaccounts back to the Fixed Account until the next Policy Anniversary.
•	If you submit your automated transfer request with an application for a policy, automated transfers will not take effect until the policy is issued.
•	The balance in any account from which you make an automated transfer must be sufficient to satisfy your instructions.
•	Automated transfers are subject to all other policy provisions and terms including provisions relating to the transfer of money between the Fixed Account and the Subaccounts. (Exception: The maximum number of transfers per year provision does not apply to automated transfers.)
•	You may make automated transfers by choosing a schedule we provide.
Automated Dollar-Cost Averaging
You can use automated transfers to take advantage of dollar-cost averaging — investing a fixed amount at regular intervals. For example, you might have a set amount transferred monthly from a relatively conservative Subaccount to a more aggressive one, or to several others.
This systematic approach can help you benefit from fluctuations in Accumulation Unit values caused by fluctuations in the market values of the underlying Fund. Since you invest the same amount each period, you automatically acquire more units when the market value falls, fewer units when it rises. The potential effect is to lower your average cost per unit. There is no charge for dollar-cost averaging.
How dollar-cost averaging works
By investing an equal number of dollars each month…		Month	Amount Invested	Accumulation Unit Value	Number of Units Purchased
		Jan	$ 100	$ 20	5.00
		Feb	100	18	5.56
you automatically buy more units when the per unit market price is low…		Mar	100	17	5.88
	→	Apr	100	15	6.67
		May	100	16	6.25
		June	100	18	5.56
		July	100	17	5.88
and fewer units when the per unit market price is high.		Aug	100	19	5.26
	→	Sept	100	21	4.76
		Oct	100	20	5.00
You have paid an average price of only $17.91 per unit over the ten months, while the average market price actually was $18.10.
Dollar-cost averaging does not guarantee that any Subaccount will gain in value, nor will it protect against a decline in value if market prices fall. Because this strategy involves continuous investing, your success with dollar-cost averaging will depend upon your willingness to continue to invest regularly through periods of low price levels. Dollar-cost averaging can be an effective way to help meet your long-term goals.
You may make dollar-cost averaging transfers by choosing a schedule we provide.
Asset Rebalancing
Subject to availability, you can contact us in writing or by phone to reallocate the variable Subaccount portion of your Policy Value according to the percentages (in whole percentage amounts) that you choose. The Policy Value must be at least $2,000 at the time the rebalance is set up. Asset rebalancing does not apply to the Fixed Account or Indexed

30    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

Accounts. We automatically will rebalance the variable Subaccount portion of your Policy Value either quarterly, semiannually or annually. The period you select will start to run on the date you specify. On the first Valuation Date of each of these periods, we automatically will rebalance your Policy Value so that the value in each Subaccount matches your current Subaccount percentage allocations. We rebalance by transferring Policy Value between Subaccounts. Transfers for this purpose are not subject to the maximum number of transfers provisions above.
You can change your percentage allocations or your rebalancing period at any time by contacting us in writing or by phone. We will restart the rebalancing period you selected as of the date you specify. You may discontinue auto rebalancing at any time by sending us a written request or by other methods agreed to by us. You must allow 30 days for us to change any instructions that currently are in place. There is no charge for asset rebalancing. For more information on asset rebalancing, contact your sales representative.
RiverSource Life
We are a stock life insurance company organized under the laws of the State of Minnesota in 1957. Our address is 70100 Ameriprise Financial Center, Minneapolis, MN 55474. We are a wholly-owned subsidiary of Ameriprise Financial, Inc.
We conduct a conventional life insurance business. We are licensed to do business in 49 states, the District of Columbia and American Samoa. Our primary products currently include fixed and variable annuity contracts and life insurance policies.
The Variable Account and the Funds
The Variable Account: The Variable Account consists of a number of Subaccounts, each of which invests in shares of a particular Fund. Income, gains and losses of each Subaccount are credited to or charged against the assets of that Subaccount alone. Therefore, the investment performance of each Subaccount is independent of the investment performance of our company assets. We will not charge a Subaccount with the liabilities of any other Subaccount or with the liabilities of any other business we conduct. We are obligated to pay all amounts promised to you under the policies.
The Funds: The policy currently offers Subaccounts investing in shares of the Funds see “Appendix A: Funds Available Under the Contract”.
•	Investment objectives: The investment managers and advisers cannot guarantee that the Funds will meet their investment objectives. Please read the Funds’ prospectuses for facts you should know before investing. These prospectuses are available by contacting us at the address or telephone number on the first page of this prospectus.
•	Fund name and management: A Fund underlying your policy in which a Subaccount invests may have a name, portfolio manager, objectives, strategies and characteristics that are the same or substantially similar to those of a publicly-traded retail mutual fund. Despite these similarities, an underlying Fund is not the same as any publicly-traded retail mutual fund. Each underlying Fund will have its own unique portfolio holdings, fees, operating expenses and operating results. The results of each underlying Fund may differ significantly from any publicly-traded retail mutual fund.
•	Eligible purchasers: All Funds are available to serve as the underlying investments for variable annuities and variable life insurance policies. The Funds are not available to the public (see “Fund name and management” above). Some Funds also are available to serve as investment options for tax-deferred retirement plans. It is possible that in the future for tax, regulatory or other reasons, it may be disadvantageous for variable annuity accounts and variable life insurance accounts and/or tax-deferred retirement plans to invest in the available Funds simultaneously. Although we and the Fund providers do not currently foresee any such disadvantages, the boards of directors or trustees of each Fund will monitor events in order to identify any material conflicts between annuity owners, policy owners and tax-deferred retirement plans and to determine what action, if any, should be taken in response to a conflict. If a board were to conclude that it should establish separate funds for the variable annuity, variable life insurance and tax-deferred retirement plan accounts, you would not bear any expenses associated with establishing separate funds. Please refer to the Funds’ prospectuses for risk disclosure regarding simultaneous investments by variable annuity, variable life insurance and tax-deferred retirement plan accounts. Each Fund intends to comply with the diversification requirements under Section 817(h) of the Code.
•	Funds available under the policy: We seek to provide a broad array of underlying Funds taking into account the fees and charges imposed by each Fund and the policy charges we impose. We select the underlying Funds in which the Subaccounts initially invest and when there is a substitution (see “Substitution of Investments”). We also make all decisions regarding which Funds to retain in a policy, which Funds to add to a policy and which Funds will no longer be offered in a policy. In making these decisions, we may consider various objective and subjective factors. Objective factors include, but are not limited to, Fund performance, Fund expenses, classes of Fund shares available, size of the Fund, and investment objectives and investing style of the Fund. Subjective factors include, but are not limited to, investment sub-styles and process, management skill and history at other funds, and portfolio concentration and

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    31

sector weightings. We also consider the levels and types of revenue, including but not limited to expense payments and non-cash compensation that a Fund, its distributor, investment adviser, subadviser, transfer agent or their affiliates pay us and our affiliates. This revenue includes, but is not limited to compensation for administrative services provided with respect to the Fund and support of marketing expenses incurred with respect to the Fund.
•	Money market Fund yield: In low interest rate environments, money market Fund yields may decrease to a level where the deduction of fees and charges associated with your policy could result in negative net performance.
•	Risks and conflicts of interest with certain Funds advised by Columbia Management: We are an affiliate of Ameriprise Financial, Inc., which is the parent company of Columbia Management Investment Advisers, LLC (Columbia Management). Columbia Management acts as investment adviser to several Fund of funds, including managed volatility Funds. As such, it retains full discretion over the investment activities and investment decisions of the Funds. These Funds invest in other registered mutual funds. In providing investment advisory services for the Funds and the underlying funds in which those Funds respectively invest, Columbia Management is, together with its affiliates, including us, subject to competing interests that may influence its decisions. These competing interests typically arise because Columbia Management or one of its affiliates serves as the investment adviser to the underlying Funds and may provide other services in connection with such underlying Funds, and because the compensation we and our affiliates receive for providing these investment advisory and other services varies depending on the underlying Fund.
•	Volatility and volatility management risk with the managed volatility funds: These Funds invest in other registered mutual funds. In addition, managed volatility Funds employ a strategy designed to reduce overall volatility and downside risk. These types of Funds are available under the policies and one or more of these Funds may be offered in other variable annuity and variable life insurance products offered by us. These Funds may also be used in conjunction with guaranteed living benefit riders we offer with various annuity contracts.
Conflicts may arise because the manner in which these Funds and their strategies are executed by Columbia Management are expected to benefit us by reducing our financial risk and expense in offering guaranteed living benefit riders. Managed volatility Funds employ a strategy to reduce overall volatility and downside risk when markets are declining and market volatility is high. A successful strategy may result in less gain in your Policy Value during rising markets with higher volatility when compared to Funds not employing a managed volatility strategy. Although an investment in the managed volatility Funds may mitigate declines in your Policy Value due to declining equity markets, the Funds’ investment strategies may also curb or decrease your Policy Value during periods of positive performance by the equity markets. There is no guarantee that any of the Funds’ strategies will be successful. Costs associated with running a managed volatility strategy may also adversely impact the performance of managed volatility Funds.
While Columbia Management is the investment adviser to the managed volatility Funds, it provides no investment advice to you as whether an allocation to the Funds is appropriate for you. You must decide whether an investment in these Funds is right for you. Additional information on the Funds, including risks and conflicts of interest, is included in their respective prospectuses. Columbia Management advised Fund of funds and managed volatility Funds and their investment objectives are listed in the “Appendix A: Funds Available Under the Contract”.
•	Revenue we receive from the Funds and potential conflicts of interest:
Expenses We May Incur on Behalf of the Funds
When a Subaccount invests in a Fund, the Fund holds a single account in the name of the Variable Account. As such, the Variable Account is actually the shareholder of the Fund. We, through our Variable Account, aggregate the transactions of numerous policy Owners and submit net purchase and redemption requests to the Funds on a daily basis. In addition, we track individual policy Owner transactions and provide confirmations, periodic statements, and other required mailings. These costs would normally be borne by the Fund, but we incur them instead.
A complete list of why we may receive this revenue, as well as sources of revenue, is described in detail below.
Payments the Funds May Make to Us
We or our affiliates may receive from each of the Funds, or their affiliates, compensation including but not limited to expense payments. These payments are designed in part to compensate us for the expenses we may incur on behalf of the Funds. In addition to these payments, the Funds may compensate us for wholesaling activities or to participate in educational or marketing seminars sponsored by the Funds.
The amount, type, and manner in which the revenue from these sources is computed vary by Fund.
Conflicts of Interest These Payments May Create
When we determined the charges to impose under the policies, we took into account anticipated payments from the Funds. If we had not taken into account these anticipated payments, the charges under the policies would have been higher. Additionally, the amount of payment we receive from a Fund or its affiliate may create an incentive for us to include that Fund as an investment option and may influence our decision regarding which Funds to include in the Variable Account as Subaccount options for policy Owners. Funds that offer lower payments or no payments may also have corresponding expense structures that are lower, resulting in decreased overall fees and expenses to shareholders.

32    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

We offer Funds managed by our affiliates Columbia Management and Columbia Wanger Asset Management, LLC (Columbia Wanger). We have additional financial incentive to offer our affiliated Funds because additional assets held by them generally results in added revenue to us and our parent company, Ameriprise Financial, Inc. Additionally, employees of Ameriprise Financial, Inc. and its affiliates, including our employees, may be separately incented to include the affiliated Funds in the products, as employee compensation and business unit operating goals at all levels are tied to the success of the company. Currently, revenue received from our affiliated Funds comprises the greatest amount and percentage of revenue we derive from payments made by the Funds.
The Amount of Payments We Receive from the Funds
We or our affiliates receive revenue which ranges up to 0.65% of the average daily net assets invested in various Funds offered through this and other variable life insurance and annuity contracts we and our affiliates issue.
Why revenues are paid to us: In accordance with applicable laws, regulations and the terms of the agreements under which such revenue is paid, we or our affiliates may receive revenue from the Funds, including but not limited to expense payments and non-cash compensation, for various purposes:
•	Training and educating sales representatives who sell the policies.
•	Granting access to our employees whose job it is to promote sales of the policies by authorized selling firms and their sales representatives, and granting access to sales representatives of our affiliated selling firms.
•	Activities or services we or our affiliates provide that assist in the promotion and distribution of the policies including promoting the Funds available under the policies to policy Owners, authorized selling firms and sales representatives.
•	Providing sub-transfer agency and shareholder servicing to policy Owners.
•	Promoting, including and/or retaining the Fund’s investment portfolios as underlying investment options in the policies.
•	Furnishing personal services to policy Owners, including education of policy Owners regarding the Funds, answering routine inquiries regarding a Fund, maintaining accounts or providing such other services eligible for service fees as defined under the rules of the Financial Industry Regulatory Authority (FINRA).
•	Subaccounting services, transaction processing, recordkeeping and administration.
Sources of revenue received from affiliated Funds: The affiliated Funds are managed by Columbia Management or Columbia Wanger. The sources of revenue we receive from these affiliated Funds, or from the Funds’ affiliates, may include, but are not necessarily limited to, the following:
•	Assets of the Fund’s adviser, subadviser, transfer agent, distributor or an affiliate of these. The revenue resulting from these sources may be based either on a percentage of average daily net assets of the Fund or on the actual cost of certain services we provide with respect to the Fund. We may receive this revenue either in the form of a cash payment or it may be allocated to us.
Sources of revenue received from unaffiliated Funds: The unaffiliated Funds are not managed by an affiliate of ours. The sources of revenue we receive from these unaffiliated Funds, or the Funds’ affiliates, may include, but are not necessarily limited to, the following:
•	Assets of the Fund’s adviser, subadviser, transfer agent, distributor or an affiliate of these. The revenue resulting from these sources may be based either on a percentage of average daily net assets of the Fund or on the actual cost of certain services we provide with respect to the Fund. We receive this revenue in the form of a cash payment.
Please refer to the prospectuses for the Funds for more information. These prospectuses are available by contacting us at the address or telephone number shown on the first page of this prospectus.
Relationship Between Funds and Subaccounts
Each Subaccount buys shares of the appropriate Fund at net asset value without a sales charge. Dividends and capital gain distributions from a Fund are reinvested at net asset value without a sales charge and held by the Subaccount as an asset. Each Subaccount redeems Fund shares without a charge (unless the Fund imposes a redemption fee) to the extent necessary to make death benefit or other payments under the policy.
Substitution of Investments
We may substitute the Funds in which the Subaccounts invest if:
•	laws or regulations change;
•	the existing Funds become unavailable; or
•	in our judgment, the Funds no longer are suitable (or are no longer the most suitable) for the Subaccounts.

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    33

If any of these situations occur, we have the right to substitute a Fund currently listed in this prospectus (existing Fund) for another Fund (new Fund). The new Fund may have higher fees and/or operating expenses than the existing Fund. Also, the new Fund may have investment objectives and policies and/or investment advisers which differ from the existing Fund.
We may also:
•	add new Subaccounts;
•	combine any two or more Subaccounts;
•	transfer assets to and from the Subaccounts or the Variable Account; and
•	eliminate or close any Subaccounts.
We will notify you of any substitution or change.
In the event of any such substitution or change, we may amend the policy and take whatever action is necessary and appropriate without your consent or approval. We will obtain any required prior approval of the SEC or state insurance departments before making any substitution or change.
Voting Rights
As a policy Owner with investments in the Subaccounts, you may vote on important Fund matters.  We calculate votes separately for each Subaccount.  We will send notice of shareholders’ meetings, proxy materials and a statement of the number of votes to which you are entitled.
We are the legal owner of all Fund shares and therefore hold all voting rights.  However, to the extent required by law, we will vote the shares of each Fund according to instructions we receive from policy Owners.  We will vote shares for which we have not received instructions and shares that we or our affiliates own in our own names in the same proportion as the votes for which we received instructions.  As a result of this proportional voting, in cases when a small number of policy Owners vote, their votes will have a greater impact and may even control the outcome. Under certain limited circumstances, we may override policy Owner’s voting instructions.
The General Account
The general account includes all assets owned by RiverSource Life Insurance Company (“we”, “us”, “our” and “RiverSource Life” refer to RiverSource Life Insurance Company), other than those in the Variable Account and our other separate accounts. Subject to applicable state law, we have sole discretion to decide how assets of the general account will be invested. The assets held in our general account support the guarantees under your policy, including the death benefit. These guarantees are subject to the claims-paying ability and financial strength of RiverSource Life Insurance Company. You should be aware that our general account is exposed to many of the same risks normally associated with a portfolio of fixed-income securities including interest rate, option, liquidity and credit risk. Unlike market and other risks that you bear directly, these risks are insurer-related risks that may indirectly affect your investment experience. You should also be aware that we issue other types of insurance policies and financial instruments and products as well, and these obligations are satisfied from the assets in our general account. Our general account is not segregated or insulated from the claims of our creditors. The financial statements contained in the SAI include a further discussion of the risks inherent within the investments of the general account. The Fixed Account and the Indexed Accounts are the options supported by our general account that we make available under the policy.
Because of exemptive and exclusionary provisions we have not registered interests in the Fixed Account or the Indexed Accounts as securities under the Securities Act of 1933 nor have any of these accounts been registered as investment companies under the Investment Company Act of 1940. Accordingly, neither the Fixed Account nor the Indexed Accounts nor any interests therein are subject to the provisions of these Acts. With respect to the Indexed Accounts, RiverSource Life represents that the Indexed Accounts offered under the policies are in substantial compliance with the conditions set forth in Section 989J(a)(1)-(3) of the Dodd-Frank Wall Street Reform and the Consumer Protection Act. The policy complies with all applicable state standard nonforfeiture compliance interest rate assumptions for life insurance.
These general account options have not been registered with the Securities and Exchange Commission (“SEC”). Disclosures regarding these options, however, are subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in a prospectus.
The Fixed Account
You can allocate Net Premiums to the Fixed Account, transfer Policy Value from the Subaccounts to the Fixed Account, or allocate the Segment maturity value of an Indexed Account to the Fixed Account. Amounts allocated to the Fixed Account become part of our general account.

34    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

Placing Policy Value in the Fixed Account does not entitle you to share in the general account’s investment experience, nor does it expose you to the general account’s investment risk. Instead, we guarantee that the Policy Value you place in the Fixed Account will accrue interest at an effective annual rate of at least 1%, independent of the actual investment experience of the general account. Keep in mind that this guarantee is subject to the creditworthiness and continued claims-paying ability of RiverSource Life Insurance Company. We are not obligated to credit any interest in excess of the guaranteed rate of 1%, although we may do so at our sole discretion, or if required by state law. Interest rates credited in excess of the guaranteed rate generally will be based on various factors related to future investment earnings. We will not credit interest in excess of 1% on any portion of Policy Value in the Fixed Account against which you have a policy loan outstanding. Also, if fees and charges under the policy are deducted from the Fixed Account, you could lose more than the premiums you’ve paid into the Fixed Account. For further discussion see “Order of Deductions from Policy Value.”
Your statement will include the average interest rate currently earned on Policy Value in the Fixed Account as well as the interest rate that will be credited on any new money allocated to the Fixed Account. Interest is credited daily. For additional information on interest rates, contact your sales representative or RiverSource Life Insurance Company at the address or telephone number shown on the first page of this prospectus.
The Indexed Accounts
(Key terms used in this Indexed Accounts section are described below.)
You can allocate Net Premiums to the Indexed Accounts, transfer Policy Value from the Subaccounts or the Fixed Account to the Indexed Accounts or allocate the Segment maturity value of an Indexed Account to the Indexed Accounts. Amounts allocated to the Indexed Accounts become part of the general account. Placing Policy Value in the Indexed Accounts does not entitle you to share in the general account’s investment experience, nor does it expose you to the general account’s investment risk. Instead, the Policy Value that you place in the Indexed Accounts earns interest based on a change in the value of the S&P 500 Index. Therefore, the interest credited is independent of the actual investment experience of the general account. Keep in mind that this is subject to the creditworthiness and continued claims paying ability of RiverSource Life Insurance Company. The indexed interest rate credited over an Indexed Interest Period will always be greater than or equal to the Segment Floor which is 0% for the 1-Year Point-to-Point Indexed Account and 1% for the 2-Year Point-to-Point Indexed Account. This means that you may never receive indexed interest on amounts invested in the 1-Year Point-to-Point Indexed Account and you may receive only 1% for amounts invested in the 2-Year Point-to-Point Indexed Account. Also, if fees and charges under the policy are deducted from the Indexed Accounts, you could lose more than the premiums you’ve paid into the Indexed Account(s). For further discussion see “Order of Deductions from Policy Value.”
Indexed Interest Rates credited will be based on various factors including: 1) the return of the underlying index (currently the S&P 500 Index for both the 1-Year and 2-Year Point-to-Point Indexed Accounts); 2) the Segment Participation Rate (currently 100% for both the 1-year and 2-Year Point-to-Point Indexed Accounts); and 3) the cap and floor rates in effect at the start of each Segment. A Segment is the portion of an Indexed Account that is associated with a particular Segment Start Date. The Segment Participation Rate is the percentage of the Index Growth Rate that is used to calculate indexed interest. The cap rate is the maximum interest rate over an Indexed Interest Period (1-Year or 2-Year period). The cap rate will never be lower than 3% for the 1-Year Point-to-Point Indexed Account (considered a 3% “cap”), and 5% for the entire two years of the 2-Year Point-to-Point Indexed Account (considered a 5% “cap”).
When you apply for your policy you will receive an illustration showing the current Indexed Account cap rates in effect at that time. Subsequently, your statement will include the current cap rate in effect that will apply to new Indexed Account Segments. In addition, we will provide notification on your statement if a Segment cap rate has decreased since your last statement.
An Indexed Account includes a corresponding Interim Account and one or more Segments. Any money allocated to an Indexed Account will first be deposited into the corresponding Interim Account. An Interim Account temporarily holds Net Premiums, loan repayments and other amounts you request to be allocated to an Indexed Account. An Interim Account earns interest at a fixed rate not less than the Fixed Account guaranteed interest rate shown in the Policy Data section of the policy.
On the 20th day of the calendar month, if the value of the Interim Account is $25 or greater, it will be transferred to a Segment of the corresponding Indexed Account. This will begin a new “Segment”, which is the portion of an Indexed Account created each time a transfer is made from the Interim Account to the Indexed Account. A Segment lasts for a 12- or 24-month term and is eligible for indexed interest at the Segment Maturity Date (the last day of the 12- or 24-month term). Once money is transferred to a Segment it cannot be transferred out of the Segment until the Segment Maturity Date, unless required to satisfy monthly deduction requirements or as required to make a loan or surrender. You may have Policy Value in multiple Segments at any given time.

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    35

Indexed interest is credited to the Segment at the end of the Segment Term and is equal to the average Segment Value multiplied by the Indexed Interest Rate. For a given Segment, the average Segment Value is the average of the values at the end of each Segment month over the Indexed Interest Period. A Segment month ends on the same day each month as the Segment Start Date. An Indexed Interest Period is the length of time a Segment in an Indexed Account is open. Currently, the Segment Term for an Indexed Account is equal to the Indexed Interest Period for that account.
Examples. The examples set forth below illustrate how indexed interest is calculated.
Assumptions
Segment Growth Cap:	7%
Segment Floor:	0%
Segment Participation Rate:	100%
Average Segment Value:	$5,000
Example 1 – Up-market:
This example shows the policy was credited with $350 for the Segment Term.
Starting S&P 500 Index value:	1,000
Ending S&P 500 Index value:	1,200
The Index Growth Rate is the ending S&P 500 Index value divided by the starting S&P 500 Index value minus 1:
(1200	–1)	=	20%
1000
The Indexed Interest Rate is equal to the lesser of a) the Index Growth Rate multiplied by the Segment Participation Rate or b) the Segment Growth Cap of 7%, but not less than the Segment Floor of 0%:
a)	20% (Index Growth Rate) x 100% (Segment Participation Rate) = 20%
b)	Segment Growth Cap of 7%
but not less than Segment Floor of 0%.
Therefore, in this example the Indexed Interest Rate is capped at 7%.
The indexed interest credited is the average Segment Value multiplied by the Indexed Interest Rate:
$5,000 x 7% = $350
Example 2 – Down-market:
This example shows the policy was credited with $0 for the Segment Term.
Starting S&P 500 Index value:	1,000
Ending S&P 500 Index value:	900
The Index Growth Rate is the ending S&P 500 Index value divided by the starting S&P 500 Index value minus 1:
(900	–1)	=	-10%
1000
The Indexed Interest Rate is equal to the lesser of a) the Index Growth Rate multiplied by the Segment Participation Rate or b) the Segment Growth Cap of 7%, but not less than the Segment Floor of 0%:
a)	-10% (Index Growth Rate) x 100% (Segment Participation Rate) = -10%
b)	Segment Growth Cap of 7%
but not less than Segment Floor of 0%.
Therefore, in this example the Indexed Interest Rate is 0%.
The indexed interest credited is the average Segment Value multiplied by the Indexed Interest Rate:
$5,000 x 0% = $0
Example 3 – Semi up-market:
This example shows the policy was credited with $250 for the Segment Term.
Starting S&P 500 Index value:	1,000
Ending S&P 500 Index value:	1,050

36    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

The Index Growth Rate is the ending S&P 500 Index value divided by the starting S&P 500 Index value minus 1:
(1050	–1)	=	5%
1000
The Indexed Interest Rate is equal to the lesser of a) the Index Growth Rate multiplied by the Segment Participation Rate or b) the Segment Growth Cap of 7%, but not less than the Segment Floor of 0%:
a)	5% (Index Growth Rate) x 100% (Segment Participation Rate) = 5%
b)	Segment Growth Cap of 7%
but not less than floor of 0%.
Therefore, in this example the Indexed Interest Rate is 5%.
The indexed interest credited is the average Segment Value multiplied by the Indexed Interest Rate:
$5,000 x 5% = $250
Segment Maturity Value
The Segment Growth Cap, Segment Floor and Segment Participation Rate are declared at the beginning of each Segment. At Segment maturity, the amount reallocated to the Indexed Account(s) along with any money in the Interim Account is combined to start a new Segment, the Segment Growth Cap is set and the process of crediting interest for that new Segment starts over again. The Segment Growth Cap is the limit on the index growth used in calculating the indexed interest. The Segment Floor provides protection when the performance of the index is less than the Segment Floor. The Segment Participation Rate reflects how much of the Index Growth Rate will be utilized in calculating the indexed interest. The guaranteed minimum Segment Growth Cap, Segment Floor and Segment Participation Rate is shown in the policy under Policy Data. Subsequent Segment Growth Caps, Segment Floors and Segment Participation Rates that we set may differ, but will never be less than the guaranteed minimum rates. Please contact your sales representative to determine the current Segment Growth Cap, Segment Floor and Segment Participation Rate for the Indexed Accounts available under the policy. Each indexed account has a different risk and return profile and a different range of potential outcomes. Any allocation you select should take into account your financial objectives, time horizon and risk tolerance. You should discuss the indexed account parameters with your registered representative to ensure you understand how they may affect the indexed interest credited for each indexed account.
The indexed interest credited plus the Segment value at the end of the Segment result in the Segment maturity value. The Segment maturity value is reallocated to the Fixed Account, Subaccounts, and/or Indexed Accounts according to the Segment maturity reallocation percentages you have selected. The amount reallocated to the Indexed Accounts along with any money in the Interim Account is then combined to start a new Segment. Each available Indexed Account has its own Segment reallocation percentages that can be selected when you apply for the policy.  You may change the Segment reallocation percentages at any time by written request or any other requests acceptable to us.  Any change to the Segment reallocation percentages will be effective for all Segments of an Indexed Account maturing after the receipt of the request.  In absence of a selection of the Segment reallocation percentages, Segment maturity value will be allocated to the same Indexed Account.
On the youngest Insured’s Attained Insurance Age 119 anniversary, Segment reallocation percentages will be set to allocate any Segment maturity value to the Fixed Account and may not be changed.
The Indexed Account options available under the policy are shown in the Policy Data section of the policy. At least one Indexed Account option will be available under the policy at all times. We reserve the right to add, remove or change one or more of the Indexed Account options. Also, we may substitute a comparable index if an index is discontinued, substantially changed or, at our sole discretion, we determine that an index should no longer be used. Any such substitution is subject to approval by the appropriate state insurance regulatory authorities. If an index is discontinued or substantially changed, we may mature Segments early. If we mature a Segment early, we will notify you. If we substitute a comparable index, the new index will only apply to new Segments. We will notify you, and any assignee of record, before a substitute index is used. If no such comparable index is approved, or it would not be prudent to substitute such an index, we reserve the right to stop offering an Indexed Account. In this case, the value of the discontinued Indexed Account will be transferred to the Fixed Account.
It is not possible to invest directly in an index. An Indexed Account is indirectly impacted by the market since it is not directly invested in any stock or equity investments. Any indexed interest credited will be affected by changes in the corresponding index(es).

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    37

Key Terms for the Indexed Accounts Section
1-Year Point-to-Point Indexed Account:  An Indexed Account option under the policy that credits interest based on the percentage change in value of one or more designated index(es) between two points in time (beginning with Segment Start Date and ending with Segment Maturity Date) over a one-year period (subject to a Segment Growth Cap, Segment Floor and Segment Participation Rate).
2-Year Point-to-Point Indexed Account:  An Indexed Account option under the policy that credits interest based on the percentage change in value of one or more designated index(es) between two points in time (beginning with Segment Start Date and ending with Segment Maturity Date) over a two-year period (subject to a Segment Growth Cap, Segment Floor and Segment Participation Rate).
Indexed Account: The portion of the Policy Value that has the potential to earn interest based on a change in the value of one or more designated indexes.
Indexed Account Value: The sum of the values of the Segments of an Indexed Account plus the value of the Indexed Account’s corresponding Interim Account.
Index Growth Rate: The Index Growth Rate is calculated as (B divided by A) minus 1, where:
A = the final value of the index as of the day before the beginning of the Indexed Interest Period; and
B = the final value of the index as of the day before the end of the Indexed Interest Period.
The final value of an index used in calculating the Index Growth Rate is the value determined by that index's provider as the index's final value on a business day. A business day is a day on which the New York Stock Exchange is open for business. If we need to determine the final value on any day that is not a business day, we will use the final value for the next business day following that day. If no final value is determined for any index as of a business day, we will use the final value for the most recent preceding business day for which a final value was determined for that index.
The Index Growth Rate does not include gains in the index that come from dividends.
Indexed Interest Period: The length of time a Segment in an Indexed Account is open. Currently, the Segment Term for an Indexed Account is equal to the Indexed Interest Period for that account.
Indexed Interest Rate: The Indexed Interest Rate reflects any growth in the value of the index, subject to the Segment Growth Cap and Segment Floor. The Indexed Interest Rate is equal to the lesser of (a x b) – (d) or (c – d), but will never be less than (e), where:
(a) is the Index Growth Rate;
(b) is the Segment Participation Rate;
(c) is the Segment Growth Cap;
(d) is the Cumulative Guaranteed Indexed Interest Rate; and
(e) is the Segment Floor.
Interim Account: An Interim Account corresponds to an Indexed Account. The Interim Account temporarily holds Net Premiums, loan repayments and other amounts you request to be allocated or transferred to its corresponding Indexed Account.
Segment: A Segment is the portion of an Indexed Account that is associated with a particular Segment Start Date.
Segment Floor: The minimum total Interest Rate for a Segment over the Indexed Interest Period, including both the Segment guaranteed annual interest rate and the Indexed Interest Rate.
Segment Growth Cap: The maximum total interest rate for a Segment over the Indexed Interest Period, including both the Segment guaranteed annual interest rate and the Indexed Interest Rate.
Segment Maturity Date: The last day of a Segment Term.
Segment Participation Rate: The percentage of the Index Growth Rate that is used to calculate Participation Rate.
Segment Start Date: The date a transfer of the value in the Interim Account or reallocation of Segment value at maturity creates a new Segment.
Segment Term: The length of time a Segment is open. Each Segment begins on its Segment Start Date and ends on its Segment Maturity Date, which is determined by the Segment Term. The Segment Term for each Indexed Account is shown in the policy under Policy Data. Currently, the Segment Term for an Indexed Account is equal to the Indexed Interest Period for that account.

38    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

Sweep Dates: The dates on which amounts in the Interim Account are transferred into a new Segment of the corresponding Indexed Account. The initial Sweep Dates as of the issue date of the policy are shown under Policy Data. We reserve the right to change the day and frequency of the Sweep Dates; however, Sweep Dates will not occur less frequently than once per calendar quarter.
Purchasing Your Policy
Application
Your sales representative will help you complete an application and send it to our Service Center. We are required by law to obtain personal information from you which we will use to verify your identity. If you do not provide this information, we reserve the right to refuse to issue your policy or take other steps we deem reasonable. When you apply, you:
•	select a Specified Amount of insurance;
•	select a death benefit option;
•	designate a Beneficiary; and
•	state how premiums are to be allocated among the Fixed Account, the Indexed Accounts and the Subaccounts.
Insurability: Before issuing your policy, we require satisfactory evidence of the insurability of the people whose life you propose to insure (yourself or someone else). Our underwriting department will review your application and any medical information or other data required to determine whether the proposed Insureds are insurable under our underwriting rules. We may decline your application if we determine the proposed Insureds are not insurable and we will return any premium you have paid.
Age limit: We generally will not issue a policy where either of the proposed Insureds are over the Insurance Age of 85 for death benefit option 1 or 2, or over the Insurance Age 80 for death benefit option 3. We may, however, do so at our sole discretion.
Risk Classifications: The Risk Classification of each Insured is based on the Insured’s health, occupation or other relevant underwriting standards. This classification will affect the monthly deduction and may affect the cost of certain optional insurance benefits. (See “Loads, Fees and Charges.”)
When insurance coverage is in effect: Insurance coverage is in effect when we issue the policy, you have paid any premium necessary to keep the policy in force, the policy has been delivered to you and you have accepted the policy.  Conditional insurance coverage will be in effect prior to delivery of the policy only if certain conditions have been met, as stated in the application form.
Other conditions: In addition to proving insurability of each Insured, you and the Insureds must meet certain conditions stated in the application form before coverage will become effective and your policy will be delivered to you. The only way the policy may be modified is by a written agreement signed by our President, or one of our Vice Presidents, Secretaries or Assistant Secretaries.
Incontestability: We will have two years from the Policy Date of your policy or from reinstatement of your policy (see “Keeping the Policy in Force — Reinstatement”) to contest the truth of statements or representations in your application. After the policy has been in force during the last surviving Insured’s lifetime for two years from the Policy Date, we cannot contest the truth of statements or representations made in your application, except for the non-payment of premium and fraud in the procurement of this policy to the extent permitted by applicable state law.
Choice of Tax Test
When you apply for your policy, you need to select one of two life insurance qualification tests which will be used to determine whether your policy continues to qualify as life insurance, as outlined under Section 7702 of the Internal Revenue Code of 1986, as amended (Code).
The two tests are:
(1) the guideline premium test (GPT), or
(2) the cash value accumulation test (CVAT).
The test you choose cannot be changed after your policy is issued. If you do not choose a life insurance qualification test when you apply for your policy, the GPT will be applied to your policy. For policies with large amounts of planned premium, we may limit the choice to the GPT.

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    39

As mentioned in the Proceeds Payable Upon Death section, regardless of which death benefit option is in effect on the policy, there is always a minimum death benefit amount equal to a percentage of the Policy Value. These percentages, and thus the minimum death benefit amount, are defined under Section 7702 of the Code and differ based on the test selected. In general, the percentages under the CVAT are higher than the percentages under the GPT. A policy’s specific percentages are shown in the Death Benefit Percentage table under Policy Data.
In addition to defining a minimum death benefit amount, the Code also defines a limit to the amount of premium that can be paid under the GPT.
Considerations when choosing the life insurance qualification test for your policy:
Due to no premium limitations in the CVAT under the Code, the CVAT typically allows more flexibility in the amount and timing of premium that can be paid. Please note, under both tests, any premium paid which increases the Net Amount at Risk may be subject to underwriting and require an increase in the Specified Amount prior to us accepting the premium.
For the same premium, the GPT may result in a higher death benefit in early years due to the premium limitations for a given Specified Amount, while the CVAT may result in a higher death benefit long-term due to higher death benefit percentages. Monthly cost of insurance charges that are based on the Net Amount at Risk may be greater on policies using the test that has the higher death benefit at any given time.
Potential Distributions of Policy Value under the CVAT
Under the CVAT, if the death benefit less the Policy Value, ever exceeds three times the distribution threshold as defined below, we reserve the right to make a distribution from Policy Value. The distribution would be the amount needed to make the death benefit, less the Policy Value, equal to three times the distribution threshold.
The distribution threshold is equal to:
(a) + (b)
Where:
(a) is the initial Specified Amount; and
(b) is the amount of any increase in Specified Amount other than that resulting solely from a change in the death benefit option.
Right to Examine Your Policy (“Free Look”)
Upon cancellation, you will receive a full refund of all premiums paid, including any policy fees or other charges, less Indebtedness. You may mail or deliver the policy to our Service Center or to your sales representative with a written request for cancellation by the 10th day after you receive it(20th day in North Dakota). On the date your request is postmarked or received, the policy will immediately be considered void from the start.
Under our current administrative practice, your request to cancel the policy under the “Free Look” provision will be honored if received at our Service Center within 30 days from the latest of the following dates:
•	The date we mail the policy from our Service Center.
•	The Policy Date (only if the policy is issued in force).
•	The date your sales representative delivers the policy to you as evidenced by our policy delivery receipt, which you must sign and date.
We reserve the right to change or discontinue this administrative practice at any time.
Premiums
Payment of premiums: An initial premium equal to the monthly premium required to keep the NLG in effect is required to be paid on or before the Policy Date and must be received by us before the policy can become effective. No insurance will take effect until this amount is paid. Additionally, in applying for your policy you decide how much you intend to pay and how often you will make future payments. During the first several policy years until the Policy Value is sufficient to cover the Surrender Charge, you will need to pay the required premium to keep the NLG in effect in order to keep the policy in force.  The Scheduled Premium serves only as an indication of your intent as to the frequency and amount of future premium payments. You may skip Scheduled Premium payments at any time if your Cash Surrender Value is sufficient to pay the monthly deduction or if you have paid sufficient premiums to keep the NLG in effect.
To determine the amount of Scheduled Premium, you may consider a number of factors including, but not limited to:
•	the Specified Amount;
•	the Insureds’ genders;

40    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

•	the Insureds’ issue ages;
•	the Insureds’ Risk Classifications;
•	premium frequency; and
•	the death benefit option.
You may schedule payments annually, semiannually or quarterly. (We must approve payment at any other interval.) We show this premium schedule in your policy. You may also pay premiums by bank authorization on a monthly or quarterly basis under our current company practice. We reserve the right to change this practice.
The Scheduled Premium serves only as an indication of your intent as to the frequency and amount of future premium payments. You may skip Scheduled Premium payments at any time if your Cash Surrender Value is sufficient to pay the monthly deduction or if you have paid sufficient premiums to keep the NLG in effect.
You may also change the amount and frequency of Scheduled Premium payments by written request. We reserve the right to limit the amount of such changes. Any change in the premium amount is subject to applicable tax laws and regulations.
Although you have flexibility in paying premiums, the amount and frequency of your payments will affect the Policy Value, Cash Surrender Value and length of time your policy will remain in force, as well as affect whether the NLG remains in effect.
Premium limitations: You may make unscheduled premium payments at any time and in any amount of at least $25. We reserve the right to limit the number and amount of unscheduled premium payments. No premium payments, scheduled or unscheduled, are allowed on or after the youngest Insured’s Attained Insurance Age 120.
Allocation of premiums: We will hold any premiums received prior to the Policy Date. As of the Policy Date, we will allocate the Net Premiums to the accounts you have selected in your application. At that time, we will begin to assess the monthly deduction and other charges.
On the Insured’s Attained Insurance Age 119 anniversary, the premium allocation percentages will be set to allocate all premium and loan repayments to the Fixed Account, and may not be changed.
Additional premiums: We credit additional premiums you make to your accounts on the Valuation Date we receive them. If we receive an additional premium at our Service Center before the Close of Business, we will credit any portion of that premium allocated to the Subaccounts using the Accumulation Unit value we calculate on the Valuation Date we received the premium. If we receive an additional premium at our Service Center at or after the Close of Business, we will credit any portion of that premium allocated to the Subaccounts using the Accumulation Unit value we calculate on the next Valuation Date after we received the premium.
Policy Value
The value of your policy is the sum of values in the Fixed Account, Indexed Account(s) and each Subaccount of the Variable Account. We value your accounts as follows:
Fixed Account
We value the amounts you allocate to the Fixed Account directly in dollars. The Fixed Account Value equals:
•	the sum of your Net Premiums, transfer amounts (including loan transfers), Segment maturity reallocations, and any applicable policy value credit allocated to the Fixed Account; plus
•	interest credited; minus
•	the sum of amounts surrendered (including any applicable Surrender Charges) and amounts transferred out of the Fixed Account (including loan transfers); minus
•	any portion of the monthly deduction for the coming month that is allocated to the Fixed Account.
Indexed Accounts
Amounts allocated to an Indexed Account will be held either in an Interim Account or the Indexed Account’s Segments. We value the amounts you allocate to an Indexed Account directly in dollars. An Indexed Account’s Value equals:
•	the sum of your Net Premiums, Segment maturity reallocations, and any applicable policy value credit allocated to the Indexed Account; plus
•	indexed interest credited; minus
•	the sum of amounts surrendered (including any applicable Surrender Charges) and amounts transferred out (due to loans taken and interest charged on Indebtedness), Segment maturity reallocations allocated to the Fixed Account, any Subaccounts, or another Indexed Account; minus

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    41

•	any portion of the monthly deduction for the coming month that is allocated to the Indexed Account.
Subaccounts
We convert amounts you allocate to the Subaccounts into Accumulation Units. Each time you allocate a Net Premium, transfer amounts into one of the Subaccounts from the Fixed Account or another Subaccount, or transfer amounts from the Indexed Accounts at Segment maturity, we credit a certain number of Accumulation Units to your policy for that Subaccount. Conversely, each time you take a partial surrender, transfer amounts out of a Subaccount, or we assess a charge, we subtract a certain number of Accumulation Units from your Policy Value.
Accumulation Units are the true measure of investment value in each Subaccount. They are related to, but not the same as, the net asset value of the Fund in which the Subaccount invests. The dollar value of each Accumulation Unit can rise or fall daily depending on the Variable Account expenses, performance of the Fund and on certain Fund expenses. Here is how we calculate Accumulation Unit values:
Number of units: To calculate the number of Accumulation Units for a particular Subaccount, we divide your investment by the current Accumulation Unit value.
Accumulation Unit value: The current Accumulation Unit value for each Subaccount equals the last value times the Subaccount’s current net investment factor.
We determine the net investment factor by:
•	adding the Fund’s current net asset value per share, plus the per share amount of any dividend or capital gain distributions, to obtain a current adjusted net asset value per share; then
•	dividing that sum by the previous adjusted net asset value per share.
Factors that affect Subaccount Accumulation Units: Accumulation Units may change in two ways — in number and in value. Here are the factors that influence those changes:
The number of Accumulation Units you own may fluctuate due to:
•	additional Net Premiums allocated to the Subaccounts;
•	any applicable policy value credit allocated to the Subaccounts;
•	transfers into or out of the Subaccounts;
•	amounts transferred from Indexed Accounts at Segment maturity;
•	partial surrenders and partial surrender fees;
•	Surrender Charges; and
•	monthly deductions.
Accumulation Unit values will fluctuate due to:
•	changes in underlying Fund net asset value;
•	Fund dividends distributed to the Subaccounts;
•	Fund capital gains or losses; and
•	Fund operating expenses.
Order of Deductions from Policy Value
Any deductions from Policy Value will be taken from the Fixed Account, minus any Indebtedness, and the Subaccounts according to the allocation percentages in effect until exhausted.
When the Fixed Account, minus any Indebtedness, and the Subaccounts have been exhausted, any deductions from Policy Value will be taken in order from the following:
•	the Interim Accounts, proportionally, based on the Interim Account values until exhausted; then
•	the Segments of the Indexed Accounts starting with the most recently opened Segment(s); then
•	the next most recently opened Segment(s), and will continue in this manner until the amount required to satisfy the deduction has been met.
For multiple Indexed Account Segments with the same start date, any deductions will be taken proportionally out of those Segments based on the values in those Segments.
Such deductions include monthly deductions, partial surrenders, partial surrender fees, loans, loan interest and any other adjustments to Policy Value as a result of exercising a policy provision or rider.

42    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

Keeping the Policy in Force
No Lapse Guarantees
A feature of the policy guaranteeing the policy will remain in force even if the Cash Surrender Value is insufficient to pay the monthly deduction. Each policy has the following NLG option:
No-Lapse Guarantee NLG: This option guarantees the policy will not Lapse before the youngest Insured’s Attained Insurance Age 75 (or 10 years, if later).
The NLG will remain in effect as long as:
•	the sum of premiums paid; minus
•	partial surrenders; minus
•	outstanding Indebtedness; equals or exceeds
•	the NLG Premiums due since the Policy Date.
The NLG Premium is shown in the policy.
If, on a Monthly Date, you have not paid enough premiums to keep the NLG in effect, the NLG will terminate. Your policy will also enter the grace period if the Cash Surrender Value is less than the amount needed to pay the monthly deduction and the NLG is not in effect. The NLG may be reinstated within two years.
Grace Period
If on a Monthly Date the Cash Surrender Value of your policy is less than the amount needed to pay the next monthly deduction and the NLG is not in effect, the policy will enter the grace period and you will have 61 days to pay the required premium amount. If you do not pay the required premium, the policy will Lapse.
Approximately 15 days after the grace period begins, we will mail a notice to your last known address, requesting a payment sufficient to cover any past due premiums, any premiums falling due during the grace period, and the next scheduled monthly deduction. If we receive this premium before the end of the 61-day grace period, we will use the payment to cover all monthly deductions and any other charges then due. We will add any remaining balance to the Policy Value and allocate it in the same manner as other premium payments.  If the last surviving Insured dies during the grace period, we will deduct any overdue monthly deductions from the death benefit.
Reinstatement
Your policy may be reinstated within three years after it Lapses, unless you surrendered it for cash. To reinstate, we will require:
•	a written request;
•	evidence satisfactory to us that both Insureds (or the last surviving Insured) remain insurable and due proof that the first death occurred before the date of Lapse;
•	payment of the premium we specify; and
•	payment or reinstatement of any Indebtedness.
The effective date of a reinstated policy will be the Monthly Date on or next following the day we accept your application for reinstatement. The suicide period (see “Proceeds Payable Upon Death”) will apply from the effective date of reinstatement. Surrender Charges will return to what they would have been if the policy had not Lapsed.
We will have two years from the effective date of reinstatement to contest the truth of statements or representations in the reinstatement application.
Proceeds Payable Upon Death
If the Insured dies while the policy is in force, we will pay a benefit to the Beneficiary of the policy when the last surviving Insured dies. The amount payable is the death benefit amount minus any Indebtedness as of the Death Benefit Valuation Date.
Option 1 (level amount): Under the Option 1 death benefit, if death is prior to the youngest Insured’s Attained Insurance Age 120, the death benefit amount is the greater of the following as determined on the Death Benefit Valuation Date:
•	the Specified Amount; or
•	a percentage of the Policy Value. The percentage is designed to ensure that the policy meets the provisions of federal tax law, which require a minimum death benefit in relation to Policy Value for your policy to qualify as life insurance.

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    43

Option 2 (variable amount): Under the Option 2 death benefit, if death is prior to the youngest Insured’s Attained Insurance Age 120, the death benefit amount is the greater of the following as determined on the Death Benefit Valuation Date:
•	the Policy Value plus the Specified Amount; or
•	a percentage of the Policy Value. The percentage is designed to ensure that the policy meets the provisions of federal tax law, which require a minimum death benefit in relation to Policy Value for your policy to qualify as life insurance.
Option 3 (return of premium, subject to a limit): Under the Option 3 death benefit, if death is prior to or on the youngest Insured’s Attained Insurance Age 120, the death benefit amount is the greater of the following as determined on the Death Benefit Valuation Date:
1.	the lesser of:
•	the Specified Amount plus premiums paid, less Partial Surrenders and any Partial Surrender fees; or
•	the Death Benefit Option 3 Limit shown under Policy Data; or
2.	a percentage of the Policy Value. The percentage is designed to ensure the policy meets the provisions of federal tax law, which require a minimum death benefit in relation to the Policy Value for your policy to qualify as life insurance.

Example	Option 1	Option 2	Option 3
Specified Amount	$100,000	$100,000	$100,000
Policy Value	$ 5,000	$ 5,000	$ 5,000
Premiums paid	$ 4,000	$ 4,000	$ 4,000
Death benefit	$100,000	$105,000	$104,000
Policy Value increases to	$ 8,000	$ 8,000	$ 8,000
Death benefit	$100,000	$108,000	$104,000
Policy Value decreases to	$ 3,000	$ 3,000	$ 3,000
Death benefit	$100,000	$103,000	$104,000
If you want to have premium payments reflected in the form of an increasing death benefit, subject to a limit, you should consider Option 3. If you want your death benefit to include the policy Specified Amount and Policy Value, you should consider Option 2. If you are satisfied with the Specified Amount of insurance protection and prefer to have premium payments and favorable investment performance reflected to the maximum extent in the Policy Value, you should consider Option 1. Under Option 1, the cost of insurance is lower because our Net Amount at Risk is generally lower; for this reason, the monthly deduction is less and a larger portion of your premiums and investment returns is retained in the Policy Value.
Under all death benefit options, if death is on or after the youngest Insured’s Attained Insurance Age 120 Policy Anniversary, the death benefit amount will be the greater of:
•	the death benefit on the youngest Insured’s Attained Insurance Age 120 anniversary, minus any Partial Surrender and Partial Surrender fees occurring after the youngest Insured’s Attained Insurance Age 120 anniversary; or
•	the Policy Value on the date of death of the last surviving insured.
Change in Death Benefit Option
Prior to the youngest Insured’s Attained Insurance Age 120 anniversary, you may make a written request to change the death benefit option once per policy year. A change in the death benefit option also will change the Specified Amount. You do not need to provide additional evidence of insurability.
If you change from Option 1 to Option 2: The Specified Amount will decrease by an amount equal to the Policy Value on the effective date of the change. You cannot change from Option 1 to Option 2 if the resulting Specified Amount would fall below the minimum amount shown in the policy.
If you change from Option 2 to Option 1: The Specified Amount will increase by an amount equal to the Policy Value on the effective date of the change.
If you change from Option 3 to Option 1: The Specified Amount will be the Option 3 death benefit on the effective date of the change.
You may not change from Option 1 or Option 2 to Option 3, or from Option 3 to Option 2.
An increase or decrease in Specified Amount resulting from a change in the death benefit option will affect the following:
•	Monthly deduction because the cost of insurance charges depends upon the Specified Amount.

44    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

•	Charges for the optional Four-Year Term Insurance rider will decrease if the death benefit option change results in a decrease in the rider Specified Amount.
The Surrender Charge will not be affected.
We reserve the right to decline to make any death benefit option change that we determine would cause the policy to fail to qualify as life insurance under applicable tax laws.
Changes in Specified Amount
Subject to certain limitations, you may make a written request to increase or decrease the Specified Amount.
Increases: If you increase the Specified Amount, we may require additional evidence of insurability that is satisfactory to us.
The effective date of the increase will be the monthly anniversary on or next following our approval of the increase. The increase may not be less than $10,000 and we will not permit an increase after the youngest Insured’s Attained Insurance Age 85. We will have two years from the effective date of an increase in Specified Amount to contest the truth of statements or representations in the application for the increase in Specified Amount. If the last surviving Insured commits suicide within two years from the effective date of any increase in Specified Amount which requires proof of insurability, the amount payable by us with respect to the increased coverage will be limited to the monthly deductions for such additional Specified Amount.
An increase in the Specified Amount will have the following effect on policy costs:
•	Your monthly deduction will increase because the cost of insurance charge depends upon the Specified Amount.
•	The NLG premiums will increase.
•	The administrative charge will increase.
•	The Surrender Charge will increase. A new schedule of Surrender Charges will apply to the amount of any increase in the Specified Amount.
At the time of the increase in Specified Amount, the Cash Surrender Value of your policy must be sufficient to pay the monthly deduction on the next Monthly Date. The increased Surrender Charge will reduce the Cash Surrender Value. If the remaining Cash Surrender Value is not sufficient to cover the monthly deduction, we will require you to pay additional premiums within the 61-day grace period. If you do not, the policy will Lapse unless the NLG is in effect.
Decreases: After the first policy year, you may decrease the Specified Amount subject to all of the following limitations:
•	Only one decrease per policy year is allowed.
•	We reserve the right to limit any decrease to the extent necessary to qualify the policy as life insurance under the Code.
•	After the decrease, the Specified Amount may not be less than the minimum amount shown in the policy. The minimum amounts shown in the policy are:
•	In policy years 2-5, the Specified Amount remaining after the decrease may not be less than 75% of the initial Specified Amount.
•	In policy years 6 -10, the Specified Amount remaining after the decrease may not be less than 50% of the initial Specified Amount.
•	In policy years 11-15, the Specified Amount remaining after the decrease may not be less than 25% of the initial Specified Amount.
•	In policy years 16+, the Specified Amount remaining after the decrease must be at least $1,000.
The effective date of any decrease in Specified Amount is the Monthly Date on or next following the date we receive your request.
No Surrender Charge is imposed when you request a decrease in the Specified Amount.
Each increase in Specified Amount is treated as a new policy for purposes of applying the limitations on decreases. Thus, the first policy year for an increase is measured from the effective date of the increase.
Example
This example assumes an initial Specified Amount of $100,000. In policy year 6, you increase the initial Specified Amount by $100,000. The current Specified Amount after this increase is $200,000. In policy year 10 (and 4 policy years after the effective date of the increase), you request a $125,000 decrease in the current Specified Amount. The

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    45

maximum decrease permitted under these assumptions is limited to $75,000, and the Specified Amount after this decrease is $125,000, computed as follows:
Maximum reduction in initial Specified Amount in policy year 10:	$100,000 X .50 =	$ 50,000
Maximum reduction in increase in Specified Amount during the fourth policy year of increase:	$100,000 X .25 =	+25,000
Maximum permitted reduction in current Specified Amount:		$ 75,000
Current Specified Amount before reduction:		$ 200,000
Minus maximum permitted reduction in current Specified Amount:		–75,000
Specified Amount after reduction		$ 125,000
A decrease in Specified Amount will affect your costs as follows:
•	Your monthly deduction will decrease because the cost of insurance charge depends upon the Specified Amount.
•	Charges for the optional Four-Year Term Insurance rider will decrease if the decrease in the policy Specified Amount results in a decrease in the rider Specified Amount.
•	The NLG premiums will decrease.
•	The administrative charge will not change.
•	The Surrender Charge will not change.
We will deduct decreases in the Specified Amount from the current Specified Amount in this order:
•	First from the initial Specified Amount when the policy was issued, and
•	Then from the increases successively following the initial Specified Amount.
This procedure may affect the cost of insurance if we have applied different Risk Classifications to the current Specified Amount.
Misstatement of Age or Sex
If either Insured’s age or sex has been misstated, the Proceeds payable upon death will be:
•	the Policy Value on the date of death; plus
•	the amount of insurance that would have been purchased by the cost of insurance deducted for the policy month during which death occurred, if that cost had been calculated using rates for the correct age and sex; minus
•	the amount of any outstanding Indebtedness on the date of death.
Suicide
In the event of suicide by the last surviving Insured, whether sane or insane within two years from the Policy Date, the only amount payable by us will be the premiums paid, minus any Indebtedness and partial surrenders. If the last surviving Insured commits suicide, whether sane or insane within two years from the effective date of any increase in Specified Amount or any rider attached to the policy, then the amount payable will be limited to the monthly deductions for such additional Specified Amount or rider.
Beneficiary
Initially, the Beneficiary will be the person you designate in your application for the policy. You may change the Beneficiary by giving us written notice, subject to requirements and restrictions stated in the policy. If you do not designate a Beneficiary, or if the designated Beneficiary dies before the last surviving Insured, the Beneficiary will be you, if living. If you are not living, the Beneficiary will be your estate.

46    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

Other Benefits Available Under the Contract
In addition to the standard death benefit(s) associated with your contract, other standard and/or optional benefits may also be available to you. The following table summarize information about those benefits. Information about the fees associated with each benefit included in the table may be found in the Fee Table.
Name of Benefit	Purpose	Is the Benefit Standard or Optional	Brief Description of Restrictions / Limitations
Four-Year Term Insurance Rider (FYT)	FYT provides a Specified Amount of insurance. The FYT death benefit is paid if both Insureds die during the first four policy years.	Optional	• FYT is only available at issue.
• FYT automatically terminates on the four-year Policy Anniversary of the policy.
• FYT is not available if either Insured is older than 85 or have certain substandard Risk Classifications.
Policy Split Option Rider (PSO)	PSO permits a policy to be split into two individual permanent plans of life insurance then offered by us for exchange, one on the life of each Insured.	Optional	• PSO is only available at issue.
• PSO is not available for Insureds in certain Risk Classifications.
• Both Insureds must be between Insurance Ages 20 – 75 at issue.
• If the policy and this rider are still in force at the oldest Insureds’ 80th insurance anniversary, this rider will automatically terminate.
Overloan Protection Benefit (OPB)	Protects the policy from Lapsing as a result of the loan balance exceeding the Policy Value when certain conditions are met.	Standard	• OPB can only be exercised if the death benefit option 1 is in effect.
• The policy must be in force for at least 15 years before the OPB can be exercised.
• The policy may not be in the grace period to exercise the OPB.
Accounting Value Increase Rider (AVIR)	If the policy is fully surrendered while the policy is in force and prior to the expiration date of the rider, we will waive a portion of the Surrender Charge.	Optional	• This rider is only available in limited situations, determined at time of underwriting.
• The waiver does not apply to any Surrender Charge due to increases in Specified Amount, or to Partial Surrenders.
• Surrender Charges will not be waived if the policy is being surrendered in exchange for a new insurance policy or contract. However, if you exercise your right to exchange the policy for two individual policies under the Policy Split Option Rider, Surrender Charges on the surrender policy would be waived.
Paid Up Insurance Option	You may request that we use the Cash Surrender Value of the policy to purchase an amount of paid-up insurance prior to the youngest Insured’s Attained Insurance Age 120.	Optional	• When the Paid-Up Insurance option is elected, you will forfeit all rights to make future premium payments and all riders will terminate.
• The paid-up insurance policy’s death benefit amount, minus its Cash Surrender Value, cannot be greater than your current policy’s death benefit, minus its Policy Value (both as of the date of the paid-up insurance policy’s purchase).

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    47

Name of Benefit	Purpose	Is the Benefit Standard or Optional	Brief Description of Restrictions / Limitations
Automated Transfers	Automated transfer arrangements allow you to set up periodic transfers at a set interval (i.e. monthly, quarterly, etc.) from one investment option to one or more investment option(s) under the policy.	Standard	• Only one automated transfer arrangement can be in effect at any time.
•  Only one account can be used as the source of funds in the automatic transfer arrangement.
•  The Indexed Accounts may not be used as the source of funds for any automated transfer arrangement.
•  If the Fixed Account is the source of funds, you cannot set up an automated transfer amount that would deplete the Fixed Account in less than 12 months.
•  If the value of the source of funds account is less than the requested automated transfer amount, that occurrence of the automated transfer will not process.
•  The minimum automatic transfer amount is $50.
•  You must allow seven days for us to change any automated transfer arrangement instructions that are currently in place.
•  If your policy enters a transfer restriction period,any automated transfer arrangement that moves money to an Indexed Account will be terminated.
• If you made a transfer from the Fixed Account to one or more Subaccounts, you may not make a transfer from those Subaccounts back to the Fixed Account until the next Policy Anniversary.

48    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

Name of Benefit	Purpose	Is the Benefit Standard or Optional	Brief Description of Restrictions / Limitations
Automated Dollar-Cost Averaging (DCA)	A DCA arrangement is an automated transfer arrangement designed to help you benefit from fluctuations in Accumulation Unit values caused by fluctuations in the market values of the underlying Funds. Under a DCA arrangement, since you invest the same amount each period, you automatically acquire more units when market values fall, fewer units when it rises. The potential effect is to lower your average cost per unit. There is no charge for DCA.	Standard	• Only one automated transfer arrangement can be in effect at any time.
•  Only one account can be used as the source of funds in the automatic transfer arrangement.
•  The Indexed Accounts may not be used as the source of funds for any automated transfer arrangement.
•  If the Fixed Account is the source of funds, you cannot set up an automated transfer amount that would deplete the Fixed Account in less than 12 months.
•  If the value of the source of funds account is less than the requested automated transfer amount, that occurrence of the automated transfer will not process.
•  The minimum automatic transfer amount is $50.
•  You must allow seven days for us to change any automated transfer arrangement instructions that are currently in place.
•  If your policy enters a transfer restriction period,any automated transfer arrangement that moves money to an Indexed Account will be terminated.
•  If you made a transfer from the Fixed Account to one or more Subaccounts, you may not make a transfer from those Subaccounts back to the Fixed Account until the next Policy Anniversary.

Asset Rebalancing	The asset rebalancing feature automatically transfers Policy Value between Subaccounts at set intervals (i.e. monthly, quarterly, etc.) to correspond to your chosen allocation percentages among Subaccounts.	Standard	• The Policy Value reallocated must be at least $2,000 at the time the asset rebalancing is set up.
•  Asset rebalancing does not apply to Policy Value in the Fixed Account and Indexed Accounts.
•  Asset rebalancing must occur quarterly, semiannually or annually.
• You must allow 30 days for us to change any asset rebalancing instructions that currently are in place.
Policy Value Credit	Increases your Policy Value.	Standard	• Policy value credit applied is nonforfeitable, except indirectly due to any applicable Surrender Charge.
•  Any policy value credit will be calculated and applied annually, quarterly or monthly.
• The policy value credit percentage may change.

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    49

Additional Information About Optional Benefits
When you purchase your policy, you may add any available optional benefits to your policy in the form of riders for an additional charge (unless otherwise noted).
Four-Year Term Insurance Rider (FYT): The four-year term insurance rider provides a pre-specified death benefit to the Beneficiary if the last surviving Insured dies during the first four years of the policy. The rider automatically terminates on the policy’s four-year Policy Anniversary. The purpose of this rider is to cover the additional estate taxes that could become due if the policy is transferred to an irrevocable trust or to a third party within three years of purchase. The rider is not available if either Insured is older than age 85, would not be eligible for an individual life insurance product, or has a life expectancy of less than one year. The minimum rider death benefit available is $50,000. The maximum rider death benefit available is 1.22 times the sum of the base policy Specified Amount. The rider Specified Amount can be decreased (not below $50,000) once per year or dropped from the policy after issue, but the rider amount cannot be increased or a rider added once the policy has been issued. If the base policy Specified Amount is decreased at any time, or a change in death benefit option from 1 to 2 is made where the base policy Specified Amount is reduced, the rider Specified Amount will also be decreased so that it does not exceed 1.22 times the base policy Specified Amount. If a change in death benefit option 2 to 1 is made, and the base policy Specified Amount is increased, the rider Specified Amount will not be increased. If the PSO is exercised, the FYT will terminate. The FYT cannot be split or carried over to the new policies.
The FYT will terminate on the earliest of the following:
1.	The month and date on or next following receipt of your written request for coverage to end; or
2.	The four-year Policy Anniversary, as shown under Policy Data; or
3.	The date the policy terminates.
Example:
John and Jane Doe purchase a base policy with a $1,500,000 Specified Amount, death benefit option 1, and the Four-Year Term Insurance Rider (FYT) with a rider Specified Amount of $1,830,000, the maximum rider specified amount that can be purchased. If the last surviving Insured passes away prior to the end of the fourth policy year, the Proceeds payable will be $3,330,000 which is the sum of the base policy Specified Amount ($1,500,000) and the FYT Specified Amount ($1,830,000). If the last surviving Insured passes away in the fifth policy year or later, the Proceeds payable will be $1,500,000 which is the base policy Specified Amount.
Policy Split Option Rider (PSO): The policy split option provides for the split of the policy into two individual plans of insurance, one on the life of each Insured, upon the occurrence of any of the following events:
1.	divorce of the Insureds; or
2.	the federal tax law is changed resulting in removal of the unlimited marital deduction or reduces by at least 50% the level of the estate taxes payable on death; or
3.	there is a dissolution of a business partnership between the Insureds; or
4.	there is a dissolution of a business conducted or owned by the Insureds.
Both Insureds must be living at the time of the policy split. The policy split must be exercised no sooner than six months after a divorce and no later than one year after the divorce; within one year after an estate tax law change; or within six months of the dissolution of the business or partnership.
If the split is exercised, the initial Specified Amount on each new policy will be 50% of the Specified Amount of the split policy, minus 50% of any Indebtedness. The new policies will be individual permanent life insurance products we are issuing at the time of the split. The Policy Value minus any Indebtedness will be split equally and applied as premium payments on the new policies. Both the Surrender Charges on the split policy and any premium expense charges on the new policies will be waived resulting in the total Policy Value less Indebtedness on the new policies to be the same as the Policy Value less indebtedness of the split policy. The new policies’ rates will be based on each Insured’s Attained Insurance Age and the Insureds’ Risk Classifications in the old policies.
If the new policies are variable life insurance policies, the value of the new policies will be calculated using the Funds’ current net asset value. The total Policy Value less Indebtedness of the new policies will be the same as the Policy Value less indebtedness of the split policy.
The PSO automatically terminates at the oldest Insured’s Attained Insurance Age 80. The PSO may terminate earlier at the request of the policy owner, death of one of the Insureds, or when the policy is split.
Example:
Jane and John Doe are married and purchase a base policy with a $1,500,000 Specified Amount and the Policy Split Option Rider (PSO). Both are Insurance Age 55. Jane qualifies for the super preferred non-tobacco risk class and John qualifies for the standard non-tobacco risk class. At the beginning of the 11th policy year, when John and Jane are both

50    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

Attained Insurance Age 65, a final divorce decree is issued by a court. Seven months later, Jane and John exercise the PSO rider. Upon exercise, the $160,000 Policy Value of the current policy will be reduced by the $250 rider exercise charge which results in a final Policy Value of $159,750. Both John and Jane will each receive an individual permanent life insurance policy then offered by us with a $750,000 Specified Amount which is the Specified Amount of the current policy divided by two. Both will be Insurance Age 65 and retain the risk class as under the current policy. A premium of $79,875, which is the final Policy Value of the current policy divided by two, will be applied to each of the new individual policies and the any premium expense charge on the new policies will be waived.
Accounting Value Increase Rider (AVIR): If the policy is fully surrendered while the rider is in force and prior to the expiration of the rider at the end of the eighth policy year, we will waive a portion of the Surrender Charge.
Please note the following about AVIR:
•	The amount waived is a percentage of the Surrender Charge that would apply to the initial Specified Amount.
•	The waiver does not apply to any Surrender Charge due to increases in Specified Amount, or to Partial Surrenders.
•	Surrender Charges will not be waived if the policy is being surrendered in exchange for a new insurance policy or contract.
During the surrender charge period of the policy, the percentage waived at Full Surrender is shown below:
Policy Years(s)	% of Surrender Charge Waived
1 - 4	100%
5	80%
6	65%
7	50%
8	35%
9+	0%
Example:
John and Jane Doe purchase a base policy with a $1,500,000 Specified Amount and the Accounting Value Increase Rider (AVIR). John and Jane decide to do a Full Surrender in the sixth policy year when the Policy Value is $160,000 and the Surrender Charge is $28,000. Due to the AVIR, instead of paying the Surrender Charge of $28,000, we will waive 65%, or $18,200, resulting in an actual Surrender Charge of $9,800. Therefore, the final Proceeds payable upon Full Surrender would be $150,200 which is the 160,000 Policy Value minus the actual Surrender Charge of 9,800.
Paid Up Insurance Option: You may request that we use the Cash Surrender Value of the policy to purchase an amount of paid-up insurance prior to the youngest Insured’s Attained Insurance Age 120. You may make your request in writing during the 30 days before any Policy Anniversary. The paid-up insurance policy will take effect as of the Policy Anniversary and will mature on the original policy’s youngest Insured’s Attained Insurance Age 120. You will forfeit all rights to make future premium payments and all riders will terminate.
The amount and Cash Surrender Value of the paid-up insurance policy will be based on the cost of insurance rates guaranteed in the policy and on the Fixed Account guaranteed interest rate. The paid-up insurance policy’s death benefit amount, minus its Cash Surrender Value, cannot be greater than your current policy’s death benefit, minus its Policy Value (both as of the date of the paid-up insurance policy’s purchase). The amount of paid-up insurance will remain level and will not be less than required by law.
Any Cash Surrender Value that is not used to purchase the paid-up insurance amount will be paid to you. At any time before the last surviving Insured’s death, you may surrender the paid-up insurance for its Cash Surrender Value.
Additional Information About Standard Benefits (Other than Standard Death Benefits)
In addition to the standard death benefits, other standard benefits are included with your policy at no additional cost, as described further below.
Automated Transfers: You can arrange to have Policy Value transferred from one account to another automatically. Only one automated transfer arrangement can be in effect at any time. You can transfer all or part of the value of a Subaccount to one or more of the other Subaccounts, one or more of the Indexed Accounts and/or to the Fixed Account. You can transfer all or part of the Fixed Account Value, minus Indebtedness, to one or more of the Subaccounts and/or one or more of the Indexed Accounts. Only one account can be used as the source of funds for any automated transfer arrangement. The Indexed Accounts may not be used as the source of funds for any automated transfer arrangement. If the Fixed Account is the source of funds for the arrangement, you cannot set up an automated transfer amount that would deplete the Fixed Account in less than 12 months. There is no such restriction on automated transfer arrangements that transfer value from the Fixed Account to one or more of the Indexed Accounts only.

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    51

The minimum automated transfer amount is $50. On the date of a transfer, if the Policy Value in the source of funds account is less than the amount to be transferred under the arrangement, the transfer will not be processed.
If your policy has entered a transfer restriction period that will last for 12 months, during this period transfers from the Fixed Account or the Subaccounts to any Indexed Account will not be allowed. Any automated transfer arrangement that moves money to an Indexed Account will be terminated. Premiums and loan repayments allocated to an Indexed Account during this period will be redirected to the Fixed Account.
If you made a transfer from the Fixed Account to one or more Subaccounts, you may not make a transfer from those Subaccounts back to the Fixed Account until the next Policy Anniversary.
You may make automated transfers by choosing a schedule we provide. You must allow seven days for us to change any automated transfer arrangement instructions that are currently in place.
The example below illustrates how an automated transfer arrangement works.
Policy Value Transferring Into or Out of Each Account
Frequency	Fixed Account	Subaccount #1	Subaccount #2
Monthly	-10,000	+5,000	+5,000
Dollar-Cost Averaging: Dollar-cost averaging involves investing a fixed amount at regular intervals. For example, you might have a set amount transferred monthly from a relatively conservative Subaccount to a more aggressive one, or to several others. This systematic approach can help you benefit from fluctuations in Accumulation Unit values caused by fluctuations in the market values of the underlying Fund. Since you invest the same amount each period, you automatically acquire more units when the market value falls, fewer units when it rises. The potential effect is to lower your average cost per unit. There is no charge for dollar-cost averaging.
Example:
By investing an equal number of dollars each month…		Month	Amount Invested	Accumulation Unit Value	Number of Units Purchased
		Jan	$ 100	$ 20	5.00
		Feb	100	18	5.56
you automatically buy more units when the per unit market price is low…		Mar	100	17	5.88
	→	Apr	100	15	6.67
		May	100	16	6.25
		June	100	18	5.56
		July	100	17	5.88
and fewer units when the per unit market price is high.		Aug	100	19	5.26
	→	Sept	100	21	4.76
		Oct	100	20	5.00
You have paid an average price of only $17.91 per unit over the ten months, while the average market price actually was $18.10.
Dollar-cost averaging does not guarantee that any Subaccount will gain in value, nor will it protect against a decline in value if market prices fall. Because this strategy involves continuous investing, your success with dollar-cost averaging will depend upon your willingness to continue to invest regularly through periods of low price levels.
Asset Rebalancing: Subject to availability, you can set up an asset rebalancing arrangement to reallocate the variable Subaccount portion of your Policy Value according to the percentages (in whole percentage amounts) that you choose. The Policy Value must be at least $2,000 at the time the arrangement is set up. Asset rebalancing does not apply to the Fixed Account or Indexed Accounts. We automatically will rebalance the variable Subaccount portion of your Policy Value quarterly, semiannually or annually. The period you select will start to run on the date you specify. On the first Valuation Date of each of these periods, we automatically will rebalance your Policy Value so that the value in each Subaccount matches your current Subaccount percentage allocations. We rebalance by transferring Policy Value between Subaccounts. You can change your percentage allocations or your rebalancing period at any time. We will restart the rebalancing period you selected as of the date you specify. You may discontinue the asset rebalancing arrangement at any time. There is no charge for asset rebalancing.
Example:

52    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

John and Jane Doe purchase a base policy and request quarterly automatic asset rebalancing. The following shows what transactions will take place on a quarterly asset rebalancing date to reallocate the $200,000 value in the Subaccounts according to the chosen Subaccount percentage allocations.
Accounts	Asset Rebalance Subaccount Percentage Allocations	Policy Value before Asset Rebalancing	Asset Rebalancing Transactions between Subaccounts
Fixed Account		$50,000
Indexed Account #1		$50,000
Subaccount #1	50%	$120,000	-$20,000
Subaccount #2	25%	$45,000	+$5,000
Subaccount #3	25%	$35,000	+15,000
Total Policy Value		$300,000
Policy Value Credit. We may periodically apply a policy value credit to your Policy Value. The requirements that must be met to receive any policy value credit are shown under Policy Data section of the policy. The amount of the policy value credit is determined by multiplying the policy value credit percentage times the Policy Value minus any Indebtedness at the time the calculation is made. We reserve the right to calculate and apply any policy value credit annually, quarterly or monthly.
Any policy value credit will be allocated according to your premium allocation percentages in effect. Any policy value credit is nonforfeitable, except indirectly due to any applicable Surrender Charge.
We reserve the right to change the policy value credit percentage based on our expectations of future investment earnings, persistency , expensesand/or federal and state tax assumptions. However, it will never be less than zero.
Example:
John and Jane Doe purchase a base policy with a $1,500,000 Specified amount. The current policy value credit is an annual rate of 0.15% applied quarterly in policy years 21 and later. On the 21st policy anniversary their Policy Value is $600,000 and outstanding Indebtedness is $100,000. A Policy Value Credit of ($600,000 - $100,000) x 0.15% / 4 = $187.50 is applied to the policy and allocated to the Fixed Account, Indexed Account(s) and Subaccounts according to the premium allocations in effect.
Overloan Protection Benefit (OPB). The overloan protection benefit prevents the policy from Lapsing due to the loan balance exceeding Policy Value. The OPB is included with new policies. The feature may be exercised by the policy Owner when all of the following conditions are met:
•	The policy has been in force for at least 15 years; and
•	The youngest Insured’s Attained Insurance Age is at least 75 but not greater than 95; and
•	Policy Indebtedness must be greater than the Specified Amount and greater than or equal to the Indebtedness percentage shown under Policy Data; and
•	The Cash Surrender Value is sufficient to pay the exercise charge; and
•	The death benefit option in effect is option 1; and
•	The policy has not yet entered the grace period; and
•	The policy is not a modified endowment contract, as defined by Section 7702A of the Internal Revenue Code, and exercising the benefit does not cause the policy to become a modified endowment contract; and
•	No current or future distributions will be required from the policy to maintain its qualification for treatment as a life insurance policy under the Internal Revenue Code; and
•	The sum of Partial Surrenders taken to date are greater than or equal to the amount that can be withdrawn from the policy without creating adverse tax consequences.
If all of the above conditions have been met, the policy owner may submit a written request to exercise the benefit to prevent the policy from entering the grace period. The benefit will become effective on the next monthly anniversary following receipt of request. Exercising the benefit is irrevocable.
A onetime charge to exercise the benefit will be deducted from Policy Value. The charge is a percentage of the Policy Value that will not exceed the maximum exercise charge of 3%.
Once the OPB has been exercised, the following changes to the base policy will occur:
1.	The policy becomes a paid-up life insurance policy and no additional premium payments will be required, nor will any premium payments be accepted; however, loan repayments will be accepted.

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    53

2.	Monthly deductions will no longer be taken.
3.	Partial Surrenders will no longer be available.
4.	Additional loans will no longer be available.
5.	Any outstanding loan will remain and interest will be charged at the current loan interest rate as shown under Policy Data.
6.	The NLG will no longer be in effect and cannot be reinstated.
7.	The death benefit option cannot be changed.
8.	Changes to the Specified Amount will no longer be allowed.
9.	Any riders attached to the policy will terminate.
Once the benefit has been exercised, the death benefit will be the applicable percentage from the Death Benefit Percentage Table as shown under Policy Data, multiplied by Policy Value or Indebtedness, whichever is greater. At the time of the exercise, this means the Death Benefit will decrease by as much as the one-time OPB exercise charge, which is currently 3%, multiplied by applicable percentage from the Death Benefit Percentage Table as shown under Policy Data. This may result in a significant reduction in the Proceeds payable upon death of the last surviving Insured. The OPB will terminate upon termination of the policy. If the policy terminates and is later reinstated, the OPB will also be reinstated with the policy. When the OPB is available to exercise, a notification will be sent to the policy owner. Once the benefit is exercised, a notification listing the changes to the policy will be sent to the policy owner.
Example:
John and Jane Doe purchase a base policy with a $1,500,000 Specified Amount, death benefit option 1, and the Overloan Protection Benefit (OPB). At the beginning of the 26th policy year:
•	Both John and Jane are Attained Insurance Age 80.
•	Premiums paid to date equal $700,000.
•	Partial Surrenders and Partial Surrender Charges amounting to $700,000 have been taken.
•	the current Specified Amount is $800,000 (the initial Specified Amount minus the Partial Surrenders and Partial Surrender Charges to date).
•	The Policy Value is $850,000.
•	There is outstanding Indebtedness equal to $820,000.
•	The death benefit is 892,500 which is the greater of the Specified Amount and the Policy Value times 1.05 which is the applicable percentage for the Death Benefit Percentage Table.
•	The Proceeds payable upon death of the last surviving Insured at this point in time would be $72,500 which is the death benefit of $892,500 minus the outstanding Indebtedness of $820,000.
At this point, John and Jane decide to exercise their OPB to prevent the policy from lapsing. The exercise of the OPB will result in the following:
•	No more premium payments are required, nor will premium payments be accepted.
•	The policy will be assessed a one-time OPB exercise charge of $25,500 resulting in an updated Policy Value of $824,500.
•	Outstanding Indebtedness remains at $820,000.
•	Loan repayments will still be accepted.
•	The new death benefit immediately after the exercise will be $865,725 which is the greater of the updated Policy Value or outstanding Indebtedness times 1.05.
•	The Proceeds payable upon death of the last surviving Insured would now be $45,725 which is the new death benefit of $865,725 minus the outstanding Indebtedness of $820,000.
Exchange for a Fixed Benefit Policy. For two years after the policy is issued, we may allow you to exchange your policy for a life insurance policy with benefits that do not vary with the investment experience of the Subaccounts (“Fixed Benefit Policy”). This is accomplished by a transfer of all of the value in the Subaccounts to the Fixed and/or Indexed Account(s) without charge. The rules for transferring from the Subaccounts to the Fixed Account following a Fixed Account to Subaccount transfer will be waived only once.
Depending on the timing and the individual circumstances surrounding the exchange, the Fixed Benefit Policy will be on the life of the same Insureds and at the time of the exchange will have the same Policy Date and issue ages and a death benefit at least as great as the initial death benefit of your policy (assuming no decrease in Specified Amount prior to the exchange). The exchange may be subject to an equitable cash adjustment, which will recognize the investment performance of the policy through the effective date of the exchange. An exchange will be effective when we receive a written request in Good Order.

54    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

Example:
John Doe lives in California and is the Owner and Insured of a variable universal life insurance policy. Twelve months after the policy is issued, John decides he would rather own a policy that is not subject to the investment experience of the Funds in which the Variable Account divisions that support his policy invest, and would rather own a policy that earns a fixed rate of interest. Subject to the company’s requirements, John has up to twelve more months to exchange his variable policy for a Fixed Benefit Policy without the company requiring evidence of insurability.
Changes to the Policies
We reserve the right to do any of the following:
•	make any changes necessary to maintain the status of the policy as life insurance under the Code;
•	make other changes required under federal or state law relating to life insurance;
•	suspend or discontinue sale of the policies; and
•	comply with applicable law.
We will give you any required notice and receive any regulatory approval before we make any of these changes.
Policy Loans
You may borrow against your policy at anytime by written or telephone request. (See “Two Ways to Request a Transfer, Loan or Surrender” for the address and telephone numbers for your requests.) Generally, we will process your loan within seven days after we receive your request in Good Order at our Service Center (for exceptions — see “Deferral of Payments,” under “Payment of Policy Loans, Surrenders and Death Benefit Proceeds”). We will mail loan payments to you by regular mail. If you request express mail delivery or an electronic fund transfer to your bank, we will charge a fee. For instructions, please contact your sales representative.
Minimum Loan Amounts
Generally, the minimum you can borrow from your policy is $500. Please see your policy for further details.
Maximum Loan Amounts
•	90% of the Policy Value minus Surrender Charges.
•	For phone requests, if loan Proceeds are being sent to your address of record the maximum loan amount is $100,000.
The amount available at any time for a new loan is the maximum loan value less any existing Indebtedness. When we compute the amount available, we reserve the right to deduct from the loan value interest for the period until the next Policy Anniversary and monthly deductions that we will take until the next Policy Anniversary.
Allocation of Loans to Accounts
Unless you specify otherwise, we will make the loan from the Fixed Account and the Subaccounts on a Pro Rata Basis. In determining these proportions, we first subtract the amount of any outstanding Indebtedness from the Fixed Account Value. We redeem Accumulation Units to make loan amounts from the Subaccounts.
When the Fixed Account, minus any Indebtedness, and the Subaccounts are exhausted, the loan will be taken from the Indexed Accounts. (See “Order of Deductions from Policy Value” for further discussion.) The amount of any loan or loan interest taken from the Subaccounts and Indexed Accounts will be transferred from the Subaccounts and Indexed Accounts to the Fixed Account.
Repayments
We will allocate loan repayments to Subaccounts, Indexed Accounts and/or the Fixed Account using the premium allocation percentages in effect unless you tell us otherwise.
Effect of Policy Loans
A policy loan, whether or not repaid, affects cash value over time because the loan amount is subtracted from the Fixed Account, Subaccounts and/or Indexed Accounts as collateral. The loan collateral does not participate in the investment performance of the Subaccounts, nor does it receive indexed interest. The loan collateral earns interest at the minimum guaranteed rate of the Fixed Account (See “The Fixed Account”). Payment of this interest is subject to the creditworthiness and continued claims-paying ability of RiverSource Life Insurance Company. Loan interest is charged daily and payable at the end of the policy year at the guaranteed loan interest rates shown under Policy Data. Please note that the interest rate charged on a policy loan is effectively offset by the interest credited on the loan collateral as described above. Starting in year 11 of the policy, the interest rate charged on the loan will be equal to the interest rate

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    55

credited on the loan collateral. We reserve the right to change the interest rate charged on the loan; however, it will never exceed the maximum stated in the Periodic Charges Other than Fund Operating Expenses section of this prospectus. A loan reduces the policy Surrender Value. If the loan causes the Cash Surrender Value to drop to zero, the policy will Lapse. The death benefit is reduced by loan Indebtedness. A loan may also cause the NLG to terminate.
Overdue Interest
If you do not pay accrued interest when it is due, we will increase the amount of Indebtedness in the Fixed Account to cover the amount due. Interest added to a policy loan will be charged the same interest rate as the loan itself. We will take that interest from the Fixed Account and the Subaccounts with value on a Pro Rata Basis. When the Fixed Account, minus any Indebtedness, and the Subaccounts are exhausted, the additional loan interest will be taken from the Indexed Accounts. See “Order of Deductions from Policy Value” for further discussion.
Policy Surrenders
You may cancel the policy while it is in force and receive its Cash Surrender Value or take a Partial Surrender out of your policy. The Cash Surrender Value is the Policy Value minus Indebtedness minus any applicable Surrender Charges. Surrender Charges affect the surrender value, which is a measure we use to determine whether your policy will enter a grace period (and possibly Lapse, which may have adverse tax consequences, see “Tax Risk”). If you surrender your policy, you receive its Cash Surrender Value and applicable Surrender Charges. (See “Loads, Fees and Charges.”)
A Partial Surrender will reduce the Policy Value and the death benefit and may terminate the NLG. Additionally, for Option 1 policies, Partial Surrender will reduce the Specified Amount. Partial Surrenders are available within certain limits for a fee. After the first policy year, you may take a Partial Surrender of any amount from $500 up to 90% of the policy’s Cash Surrender Value. Partial Surrenders by telephone are limited to $100,000, provided that surrender Proceeds are sent to your address of record. Unless you specify otherwise, we will make Partial Surrenders from the Fixed Account and Subaccounts on a Pro Rata Basis. When the Fixed Account, minus any Indebtedness, and the Subaccounts are exhausted, the Partial Surrender will be made from the Indexed Accounts. See “Order of Deductions from Policy Value” for further discussion.
Surrender Charges apply to this policy for the first ten years and for ten years after an increase in the Specified Amount. Surrender Charges can significantly reduce Policy Values. Poor investment performance can also significantly reduce Policy Values. During early policy years the Cash Surrender Value may be less than the premiums you pay for the policy.
Example:
John and Jane Doe purchase a base policy with a $1,500,000 Specified Amount and make premium payments of $25,000 in the first policy year and an additional $20,000 in the 5th policy year. At the beginning of the second policy year, the Policy Value is $26,000 and the Surrender Charge is $30,311.86. If they decided to do a Full Surrender, the Proceeds would be $0 which is the $26,000 Policy Value minus the $30,311.86 Surrender Charge. At the beginning of the eighth policy year, the Policy Value is $50,000 and the Surrender Charge is $17,681.49. If they decide to do a Full Surrender, the Proceeds would be $32,318.51 which is the $50,000 Policy Value minus the $17,681.49 Surrender Charge.
If your policy Lapses or is fully surrendered with an outstanding policy loan, you may experience a significant tax cost.
•	You will be taxed on any earnings in the policy. Generally, a policy has earnings to the extent the cash value plus any outstanding loans exceeds the investment in the contract.
•	For non-MEC policies, it could be the case that a policy with a relatively small existing cash value could have significant as yet untaxed earnings that will be taxed upon Lapse or surrender of the policy.
•	For MEC policies, earnings are the remaining earnings (any earnings that have not been previously taxed) in the policy, which could be a significant amount depending on the policy.
You may take a full or a Partial Surrender by written request. We may, but are not required to, accept a full or Partial Surrender request from you by phone. (See “Two Ways to Request a Transfer, Loan or Surrender” for address and telephone numbers for your requests.) We will process your surrender request on the Valuation Date we receive it. If we receive your surrender request at our Service Center in Good Order before the Close of Business, we will process your surrender using the Accumulation Unit value we calculate on the Valuation Date we received your surrender request. If we receive your surrender request at our Service Center in Good Order at or after the Close of Business, we will process your surrender using the Accumulation Unit value we calculate on the next Valuation Date after we received your surrender request. Generally, we will process your payment within seven days (for exceptions — see “Deferral of Payments” under “Payment of Policy Loans, Surrenders and Death Benefit Proceeds”). We will mail surrender payments to you by regular mail. If you request express mail delivery, we will charge a fee. You may also request that payment be wired to your bank. We will charge a fee if you request an electronic funds transfer to your bank. For instructions, please contact your sales representative.

56    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

Effect of partial surrenders
•	A partial surrender will reduce the Policy Value by the amount of the partial surrender and the partial Surrender Charge. (See “Fee Tables” and “Loads, Fees and Charges.”)
•	A partial surrender will reduce the death benefit by the amount of the partial surrender and charge, or, if the death benefit is based on the applicable percentage of Policy Value, by an amount equal to the applicable percentage times the amount of the partial surrender. Because they may impact the death benefit, partial surrenders may affect the cost of insurance.
•	A partial surrender may terminate the NLG. We deduct the surrender amount from total premiums you paid, which may reduce the total below the level required to keep the the NLG in effect.
•	If Option 1 is in effect, a partial surrender will reduce the Specified Amount by the amount of the partial surrender and charge. This may cause the policy to become a Modified Endowment Contract. We will deduct this decrease from the current Specified Amount in this order:
First from the initial Specified Amount when the policy was issued;
Then from the increases successively following the initial Specified Amount.
•	If Option 2 or Option 3 is in effect, a Partial Surrender does not affect the Specified Amount since the determination of the death benefit under these options is already impacted either directly (Option 3) or indirectly (Option 2) through the reduction in the Policy Value impacted by the Partial Surrender.
•	We will not allow a partial surrender if it would reduce the Specified Amount below the required minimum. (See “Decreases” under “Proceeds Payable Upon Death.”)
Two Ways to Request a Transfer, Loan or Surrender
You can request a transfer, loan or surrender by mail or by phone. You will be required to provide your name, policy number, Social Security Number or Taxpayer Identification Number when you request a transfer, loan or partial surrender. Failure to provide a Social Security Number or Taxpayer Identification Number may result in mandatory income tax withholding on the taxable portion of the distribution.
1 1 By mail
To request a transfer, loan or surrender by mail, please call us at the number below or contact your sales representative to obtain the required request form. Mail the completed request form to:
Regular mail:
RiverSource Life Insurance Company
70100 Ameriprise Financial Center
Minneapolis, MN 55474
Express mail:
RiverSource Life Insurance Company
70200 Ameriprise Financial Center
Minneapolis, MN 55474
2 2 By phone
1-800-862-7919
•	We answer telephone requests promptly, but you may experience delays when call volume is unusually high. If you are unable to get through, use the mail procedure as an alternative.
•	We will honor any telephone transfer, loan or partial surrender requests believed to be authentic and will use reasonable procedures to confirm that they are. These include asking identifying questions and recording calls. As long as these procedures are followed, neither we nor our affiliates will be liable for any loss resulting from fraudulent requests.
•	We make telephone transfers, loans and partial surrenders available automatically. If you do not want telephone transfers, loans and partial surrenders to be made from your account, please write and tell us.

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    57

dELIVERY OPTIONS FOR LOAN OR SURRENDER PROCEEDS
1 1 By regular or express mail
•	payable to you;
•	mailed to your address of record.
NOTE: We will charge you a fee if you request express mail delivery. (See “Fees for Express Mail and Electronic Fund Transfers of Loan or Surrender Proceeds”.)
2 2 By wire or other form of electronic payment
•	request that payment be wired to your bank account;
•	pre-authorization required.
NOTE: We will charge you a fee if you request electronic fund transfer. (See “Fees for Express Mail and Electronic Fund Transfers of Loan or Surrender Proceeds”.)
We may choose to permit you to have checks issued and delivered to an alternate payee or to an address other than your address of record. We may also choose to allow you to direct wires or other electronic payments to accounts owned by a third-party. We may have additional Good Order requirements that must be met prior to processing requests to make any payments to a party other than the policy Owner or to an address other than the address of record. These requirements will be designed to ensure policy Owner instructions are genuine and to prevent fraud.
Payment of Policy Loans, Surrenders and Death Benefit Proceeds
We will pay Proceeds when:
•	you surrender the policy; or
•	you take a policy loan; or
•	the last surviving Insured dies.
We pay all death benefit Proceeds by check (unless the Beneficiary has chosen to have death benefit Proceeds directly deposited into another Ameriprise Financial, Inc. account). We will compute the amount of the death benefit and pay it in a lump sum unless you select one of the payment options below. We will pay interest at a rate not less than 1% per year on lump sum death benefit Proceeds from the date of the last surviving  Insured’s death to the settlement date (the date on which we pay Proceeds in a lump sum or we first place them under a payment option).
Payment Options
During the Insureds’ lifetimes, you may request in writing that we pay policy Proceeds under one or more of the three payment options below. The Beneficiary may also select a payment option, unless you say that he or she cannot. You decide how much of the Proceeds will be placed under each option (minimum: $5,000). We will transfer any such amount to our general investment account. You may also make a written request to change a prior choice of payment option or, if we agree, to elect a payment option other than the three listed below. Unless we agree otherwise, payments under all options must be made to a natural person.
Option A — Interest Payments: We will pay interest on any Proceeds placed under this option at a rate 0.25% per year compounded annually, at regular intervals and for a period that is agreeable to both you and us. At the end of any payment interval, you may withdraw Proceeds in amounts of at least $100. At any time, you may withdraw all of the Proceeds that remain or you may place them under a different payment option approved by us.
Option B — Payments for a specified period: We will make fixed monthly payments for the number of years you specify. We will furnish monthly amounts for payment periods at your request, without charge.
Option C — Lifetime income: We will make monthly payments for the life of the person (payee) who is to receive the income. We will guarantee payment for 5, 10 or 15 years. We will furnish settlement rates for any year, age, or any combination of year, age and sex at your request, without charge.
Deferral of Payments
Normally, we will send a payment within seven days after receiving your request in Good Order. However, we reserve the right to postpone payments of Cash Surrender Value, policy loans or variable death benefit Proceeds in excess of the Specified Amount if:
•	the NYSE is closed, except for normal holiday and weekend closings;

58    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

•	trading on the NYSE is restricted according to SEC rules;
•	an emergency, as defined by SEC rules, makes it impractical to sell securities or to value the net assets of the accounts; or
•	the SEC permits us to delay payment for the protection of security holders.
We may also postpone payment of the amount attributable to a purchase payment as part of the total surrender amount until cleared from the originating financial institution.
We may delay payment of any loans or surrenders from the Fixed or the Index Account for up to six months from the date we receive the request in Good Order. If we postpone the payment of the Proceeds, we will pay any interest required by law.
Federal Taxes
The following is a general discussion of the policy’s federal income tax implications. It is not intended as tax advice. Because the effect of taxes on the value and benefits of your policy depends on your individual situation, YOU SHOULD CONSULT A TAX ADVISOR TO FIND OUT HOW THESE GENERAL CONSIDERATIONS APPLY TO YOU. The discussion is based on our understanding of current federal income tax laws and of how the IRS currently interprets them. Both the laws and their interpretation may change.
You should make the decision as to who the Owner and the Beneficiary will be after consultation with your tax and legal advisors. These decisions may significantly affect the amount due for federal and state income tax, gift tax and estate or inheritance tax and also your ownership rights to the policy.
The policy is intended to qualify as a life insurance policy for federal income tax purposes. To that end, the provisions of the policy are to be interpreted to ensure or maintain this tax qualification. We reserve the right to change the policy in order to ensure that it will continue to qualify as life insurance for tax purposes. We will send you a copy of any changes.
Income tax reporting and withholding: If any amounts are (or are deemed to be) taxable distributions to the policy Owner, such amounts will generally be subject to federal income tax and possibly a tax penalty, and may be subject to federal withholding pursuant to the Code. (See “Taxation of Policy Proceeds.”) Such amounts will also be subject to tax reporting. Reporting may also be required in the event of a policy exchange or other distributions from the policy even if no amounts are currently subject to tax. State income tax reporting and withholding may also apply.
Diversification and investor control: A variable life insurance policy must meet a diversification test under Section 817(h) of the Code and is subject to an investor control rule. Failure to meet either of these tests means that a life insurance policy fails to qualify as a life insurance policy for federal income tax purposes. The diversification test requires the underlying Funds to be invested in a diversified portfolio of assets based on IRS rules. The investor control rule has been established in a number of published rulings issued by the IRS. According to the IRS, determining whether the policy Owner has sufficient incidents of ownership over assets invested in the Subaccounts to be considered the owner of those assets depends on all of the relevant facts and circumstances. The IRS has provided guidance on several factors that, if present, would suggest investor control exists, or, alternatively, would indicate that investor control does not exist. The IRS has to date not yet ruled on several other issues. We reserve the right to modify the policy, as necessary, so that the Owner will not be subject to current taxation as the owner of the Subaccounts’ assets.
RiverSource Life’s Tax Status
We are taxed as a life insurance company under the Code. For federal income tax purposes, the Subaccounts are considered a part of our company, although their operations are treated separately in accounting and financial statements. Investment income is reinvested in the Fund in which the Subaccount invests and becomes part of the Subaccount’s value. This investment income, including realized capital gains, is not subject to any withholding for federal or state income taxes. We reserve the right to make such a charge in the future if there is a change in the tax treatment of variable life insurance policies or in our tax status as we then understand it. The company includes in its taxable income the net investment income derived from the investment of assets held in its Subaccounts because the company is considered the owner of these assets under federal income tax law.  The company may claim certain tax benefits associated with this investment income. These benefits, which may include foreign tax credits and the corporate dividend received deduction, are not passed on to you since the company is the owner of the assets under federal tax law and is taxed on the investment income generated by the assets.

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    59

Taxation of Policy Proceeds
Death benefit Proceeds: The death benefit paid to the Beneficiary generally is not considered income to the Beneficiary and is not subject to federal income taxes. When the Proceeds are paid on or after the youngest Insured’s Attained Insurance Age 120, if the amount received plus any Indebtedness exceeds your investment in the policy, the excess may be taxable as ordinary income.
Death benefit Proceeds under Payment Option A: The death benefit Proceeds generally are not subject to income tax, but payments of interest under this payment option are taxable and may be reported to the IRS and a state, if applicable.
Death benefit Proceeds under Payment Options B and C: A portion of each payment will be taxed as ordinary income and a portion will be considered a return of the Beneficiary’s investment in the policy and will not be taxed. The Beneficiary’s investment in the policy is generally the death benefit Proceeds applied to the payment options. Under Option C only, any payments made after the investment in the policy is fully recovered will be subject to tax. Any taxable earnings may be reported to the IRS and a state, if applicable.
Pre-death Proceeds (See the following table.): Generally, part or all of any pre-death Proceeds received through full surrender, Lapse, partial surrender, or payment options may be subject to federal (and state, if applicable) income tax as ordinary income to the extent of any earnings in the policy. Depending on the situation, these rules may also apply to policy loans and an assignment of the policy as collateral. It is possible that the amount of taxable income generated at the Lapse or surrender of a policy with a loan may exceed the actual amount of cash received. In some cases, the tax liability depends on whether the policy is a modified endowment contract (explained in the following table). The taxable amount may also be subject to an additional 10% IRS penalty tax if the policy is a modified endowment contract and you are younger than age 59½. (See “Penalty tax” under “Modified Endowment Contracts.”)
Source of Proceeds	Taxable Portion of Pre-death Proceeds
Non-Modified Endowment Contracts:	Taxable portion of pre-death Proceeds:
Full surrender:	You will be taxed on the amount received, plus any Indebtedness, minus your investment in the policy.(1) You will be taxed on any earnings in the policy at the time of full surrender — these earnings may be part of the policy cash value or part of loans previously taken. It could be the case that a policy with a relatively small existing Cash Surrender Value could have significant earnings that will be taxed upon surrender of the policy.
Lapse:	You will be taxed on any Indebtedness minus your investment in the policy.(1) You will be taxed on any earnings in the policy at the time of Lapse — these earnings may be part of the policy cash value or part of loans previously taken. It could be the case that a policy with a relatively small existing Cash Surrender Value could have significant earnings that will be taxed upon Lapse of the policy.
Partial Surrenders:	Generally, if the amount received is greater than your investment in the policy,(1) the amount in excess of your investment is taxable. However, during the first 15 policy years, a different amount may be taxable if the partial surrender results in or is necessitated by a reduction in benefits.
Policy loans and assignments and pledges:	None. (2)

Modified Endowment Contracts:(3)	Taxable portion of pre-death Proceeds:
Full surrender:	You will be taxed on the amount received, plus any Indebtedness, minus your investment in the policy.(1) You will be taxed on any earnings in the policy at the time of full surrender — these earnings may be part of the policy cash value or part of loans previously taken. Please note, for modified endowment contracts, it is likely that any earnings taken in previous policy loans were taxable and would be included in the investment in the policy.

60    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

Source of Proceeds	Taxable Portion of Pre-death Proceeds
Lapse:	You will be taxed on any Indebtedness minus your investment in the policy.(1) You will be taxed on any earnings in the policy at the time of Lapse — these earning may be part of the policy cash value or part of loans previously taken.
Partial Surrenders:	You will be taxed on the lesser of:
• the amount received; or
• Policy Value minus your investment in the policy.(1)
Policy loans and assignments and pledges:	You will be taxed on the lesser of:
• the amount of the loan/assignment; or
• Policy Value minus your investment in the policy.(1)

Payment Options: Pre-death Proceeds (applicable to non-modified endowment contracts and modified endowment contracts):	Option A: Treated as a full surrender; earnings are taxed and may be subject to an additional 10% penalty tax for modified endowment contracts. Interest is taxed (but not subject to an additional 10% IRS penalty tax).
Options B and C: A portion of each payment is taxed and a portion is considered a return on investment in the policy(1) and not taxed. Any Indebtedness at the time the option is elected is treated as a partial surrender and earnings are taxed (and may be subject to an additional 10% penalty tax for modified endowment contracts). Payments made after the investment in the policy(1) is fully recovered are taxed (and may be subject to an additional 10% penalty tax for modified endowment contracts).

(1)	Investment in the policy is generally equal to premiums paid, minus the nontaxable portion of any previous partial surrenders, plus taxable portion of any previous policy loans. (for non-modified endowment contracts, it is unlikely that any previous policy loans were taxable).
(2)	However, should the policy later be surrendered or Lapse with outstanding Indebtedness, see discussion related to “full surrender” or “Lapse” under “Source of Proceeds” in the “Non-Modified Endowment Contracts” section shown above for the explanation of tax treatment.
(3)	Any taxable portion of pre-death Proceeds may be subject to a 10% IRS penalty tax (exceptions apply — see “Penalty tax” under “Modified Endowment Contracts.”)

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    61

Modified Endowment Contracts
Your policy is a modified endowment contract if the premiums you pay in the first seven years of the policy, or the first seven years following a material change, exceed certain limits.
If you exchanged a policy that is a modified endowment contract under section 1035 of the Code, your new policy also will be a modified endowment contract. If you exchanged a policy that is a non-modified endowment contract, your new policy may become a modified endowment contract.
We have procedures for monitoring whether your policy becomes a modified endowment contract. We calculate modified endowment contract limits when we issue the policy. We base these limits on the benefits we provide under the policy and on the Risk Classification, sex and age of the Insureds. We recalculate these limits later if certain increases or reductions in benefits occur.
If you pay a premium that causes your policy to become a modified endowment contract under the Code, we will notify you in writing. If you do not want your policy to remain a modified endowment contract, you can choose one of the following options within the time period stated in the notice:
•	ask us to refund the excess premium that caused the policy to become a modified endowment contract, plus interest; or
•	ask us to apply the excess premium to your policy at a later date when it would not cause the policy to become a modified endowment contract.
You do not have to choose either of these options. If you do not choose one of these options, your policy will remain a modified endowment contract for the life of the policy. (See “Modified Endowment Contracts” in the table under “Taxation of Policy Proceeds.”)
Increases in benefits: We recalculate limits when an increase is a “material change.” Almost any increase you request, such as an increase in Specified Amount, the addition of a rider benefit or an increase in an existing rider benefit, is a material change. An automatic increase under the terms of your policy, such as an increase in death benefit due to operation of the applicable percentage table described in the “Proceeds Payable upon Death” section or an increase in Policy Value growth under Option 2, generally is not a material change. A policy becomes a modified endowment contract if premiums you pay in the first seven years following a material change exceed the recalculated limits.
Reductions in benefits: If, at any time after we issue the policy you reduce benefits or a material change to the policy has been made, we recalculate the limits as if the reduced level of benefits had been in effect since the policy was issued. In most cases, this recalculation will further restrict the amount of premiums that you can pay without exceeding modified endowment contract limits. If the premiums you have already paid exceed the recalculated limits, the policy will become a modified endowment contract with applicable tax implications even if you do not pay any further premiums.
Distributions affected: Modified endowment contract rules apply to distributions in the year the policy becomes a modified endowment contract and in all subsequent years. In addition, the rules apply to distributions taken two years before the policy becomes a modified endowment contract because the IRS presumes that you took a distribution in anticipation of that event.
Serial purchase of modified endowment contracts: The IRS treats all modified endowment contracts issued by the same insurer (or possibly affiliated companies of the insurer) to the same Owner during any calendar year as one policy for purposes of determining the amount of any loan or distribution that is taxable.
Penalty tax: If a policy is a modified endowment contract, the taxable portion of pre-death Proceeds from a full surrender, Lapse, partial surrender, policy loan or assignment of Policy Value or certain payment options may be subject to a 10% penalty tax unless:
•	the distribution occurs on or after the date that the Owner attains age 59½;
•	the distribution is attributable to the Owner becoming disabled (within the meaning of Section 72(m)(7) of the Code); or
•	the distribution is part of a series of substantially equal periodic payments made at least once a year over the life (or life expectancy) of the Owner or over the joint lives (or life expectancies) of the Owner and the Owner’s Beneficiary.
(See “Taxation of Policy Proceeds”, “Pre-death Proceeds” and accompanying table.)
Other Tax Considerations
Interest paid on policy loans: Generally, no deduction is allowed for interest paid or accrued on any Indebtedness with respect to life insurance policies. However, a deduction is allowed under Section 264(e) of the Code for interest (subject to certain interest rate limitations) on policy loans of a business with respect to certain key person insurance. The aggregate amount of Indebtedness that can be borrowed on that key individual (who must be an officer or 20-percent owner of the business) may not exceed $50,000. The amount of key persons is limited to a maximum of 20 with

62    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

respect to any controlled group of companies. A business that falls within the exception of Section 264(e) and is allowed a deduction for interest with respect to key-person insurance up to $50,000 nonetheless must also not fall within either of the prohibitions of Sections 264(a)(2) (with respect to certain single premium policies), and (a)(3) (Indebtedness incurred or continued to purchase or carry a life insurance contract pursuant to a plan of purchase which contemplates the systematic borrowing of part or all of the increases in the cash value).
Policy changes: Changing ownership, exchanging or assigning the policy may have income, gift and/or estate tax consequences, depending on the circumstances.
1035 exchanges: See “Exchange/Replacement Risk” under “Policy Risk” for potential risks associated with 1035 exchanges. Section 1035 of the Code permits nontaxable exchanges of certain insurance policies, endowment contracts, annuity contracts and qualified long-term care insurance contracts while providing for continued tax deferral of earnings. In addition, Section 1035 permits the carryover of the investment in the contract from the old policy or contract to the new policy or contract. In a 1035 exchange one policy or contract is exchanged for another policy or contract. The following are nontaxable exchanges: (1) the exchange of a life insurance policy for another life insurance policy or for an endowment, annuity or qualified long-term care insurance contract, (2) the exchange of an endowment contract for an annuity or qualified long-term care insurance contract, or for an endowment contract under which payments will begin no later than payments would have begun under the contract exchanged, (3) the exchange of an annuity contract for another annuity contract or for a qualified long-term care insurance contract, and (4) the exchange of a qualified long-term care insurance contract for a qualified long-term care insurance contract. Additionally, other tax rules apply. Depending on the issue date of your original policy or contract, there may be tax or other benefits that are given up to gain the benefits of the new policy or contract. Consider whether the features and benefits of the new policy or contract outweigh any tax or other benefits of the old policy or contract. If the life insurance policy has an outstanding loan, there may be tax consequences. Currently, partial exchanges of life insurance policies are not allowed by the company because there is no guidance from the IRS.
Other taxes: Federal estate tax, state and local estate or inheritance tax, federal or state gift tax and other tax consequences of ownership or receipt of policy Proceeds will also depend on the circumstances. All of these laws are subject to change.
Employer-owned life insurance: The Pension Protection Act (PPA) of 2006 amended Section 101 of the Code by adding a new Section 101(j) that addresses the tax treatment of “employer-owned life insurance” (EOLI). Unless one of four specified conditions is met and the notice and consent requirements are met, any death benefits in excess of the premiums paid are taxed. In general, an EOLI contract is any life insurance contract owned by a person engaged in a trade or business and under which such person or any related person is directly or indirectly a Beneficiary under the contract and that covers the life (or lives) of an employee of the employer (or certain related persons). Additionally, an applicable policyholder owning 1 or more employer-owned life insurance contracts is required to file a Form 8925 with the IRS. The applicable policyholder is required to keep records necessary to determine whether the requirements of the reporting rule and the income inclusion rule are met.
The four specified conditions are:
•	The last surviving Insured was an employee at any time during the 12-month period before that Insured’s death;
•	The Insureds are, at the time the contract is issued a director, a highly compensated employee as defined by reference to the qualified plan rules in Section 414(q) or one of the 35% most highly compensated individuals within the meaning of self-insured health plans;
•	The death benefits are paid to a member of the family of the last surviving Insured, any individual who is the designated Beneficiary of the Insured under the contract (other than the employer), a trust established for the benefit of any such member of the family or designated Beneficiary, or the estate of the last surviving Insured; or
•	The amount is used to purchase an equity (or capital or profits) interest in the employer from a family member of the last surviving Insured, an individual who is a designated Beneficiary, a trust established for the benefit of a family member or designated Beneficiary, or the estate of the last surviving Insured.
The notice and consent requirements are met if, before the issuance of the policy, the employee:
•	Is notified in writing that the applicable policyholder intends to insure the employee’s life and of the maximum face amount for which the employee could be insured at the time the contract was issued;
•	Provides written consent to being insured under the contract and that such coverage may continue after the Insured terminates employment; and
•	Is informed in writing that an applicable policyholder will be a Beneficiary of any Proceeds payable upon the death of the employee.

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    63

Split Dollar Arrangements
The following is a general discussion of the federal income tax implications of a split dollar arrangement entered into or materially modified after Sept. 17, 2003. You should consult your legal and tax advisors before developing or entering into a split dollar arrangement.
A typical split-dollar life insurance agreement is an arrangement under which two parties agree to share the costs and benefits of a permanent life insurance contract which provides both a death benefit and cash values. The arrangement divides or “splits” between two parties the death benefit and the cash value of the policy or other economic benefits under the contract. The objective of a split dollar arrangement is to join together the life insurance needs of one party with the premium paying ability of another. The typical split dollar arrangement is between an employer and an employee, but the arrangement may be used in other relationships, such as between a corporation-shareholder, a parent and a child, or a donor and a charity.
Traditionally, there have been two types of split dollar arrangements. In the “endorsement” system, the employer owns the policy and is responsible for the payment of the annual premiums. The employee is then required to reimburse the employer for his or her share, if any, of the premiums. The “collateral assignment system” is described as a system in which the employee in form owns the policy and pays the entire premium. The employer in form makes annual loans (sometimes without interest or below the fair rate of interest), to the employee of amounts equal to the yearly increases in the Cash Surrender Value, but not exceeding the annual premiums. The employee executes an assignment of the policy to the employer as collateral security for the loans. The loans are generally payable at the termination of employment or the death of the employee. In a reverse split dollar plan, the payor of the premiums retains the life insurance protection and another party owns the rights to the cash value of the policy.
The Treasury regulations define a split dollar life insurance arrangement as any arrangement between an Owner of a life insurance contract and a non-owner of the contract under which either party to the arrangement pays all or part of the premiums, and one of the parties paying the premiums is entitled to recover (either conditionally or unconditionally) all or any portion of those premiums and such recovery is to be made from, or is secured by, the Proceeds of the contract. The definition is not intended to include life insurance plans where only one party has all the rights to the policy such as group-term plans (Section 79 of the Code), executive bonus arrangements or key-person plans.
Under a special rule, any arrangement between an Owner and a non-owner of a life insurance contract is treated as a split-dollar life insurance arrangement (regardless of whether the criteria set forth above are satisfied) if the arrangement is entered into in connection with the performance of services and is not part of a group-term life insurance plan described in Section 79, the employer or service recipient pays, directly or indirectly, all or any portion of the premiums; and either (1) the Beneficiary of all or any portion of the death benefit is designated by the employee or service provider or is any person whom the employee or service provider would reasonably be expected to designate as the Beneficiary; or (2) the employee or service provider has any interest in the policy cash value of the life insurance contract. For example, in a compensatory context in which the employer owns the contract, the employee must include in gross income the value of any interest in the Cash Surrender Value of the contract provided to the employee during a taxable year.
Another special rule provides that an arrangement is a split-dollar arrangement (regardless of whether the criteria set forth above are satisfied) if the arrangement is entered into between a corporation and another person in that person’s capacity as a shareholder in the corporation; the corporation pays, directly or indirectly, all or any portion of the premiums; and either (1) the Beneficiary of all or any portion of the death benefit is designated by the shareholder or is any person whom the shareholder would reasonably be expected to designate as the Beneficiary; or (2) the shareholder has any interest in the policy cash value of the life insurance contract.
Mutually Exclusive Regimes
The regulations provide for two mutually exclusive regimes for taxing split-dollar life insurance arrangements. The regulations apply for purposes of income tax, gift tax, FICA, FUTA, RRTA, SECA, and wage withholding. The regulations require both the Owner and non-owner of a life insurance contract to fully account for all amounts under the arrangement under the rules that apply to the regime under which the arrangement is taxed.
•	Economic Benefit Split Dollar: As a general rule for split-dollar life insurance arrangements that are taxed under the economic benefit regime, the Owner of the life insurance contract is treated as providing economic benefits to the non-owner of the contract. The economic benefit regime generally will govern the taxation of endorsement arrangements. Also, a special rule requires the economic benefit regime to apply (and the loan regime not to apply) to any split-dollar life insurance arrangement if: (i) the arrangement is entered into in connection with the performance of services, and the employee or service provider is not the Owner of the life insurance contract; or (ii) the arrangement is entered into between a donor and a donee (for example, a life insurance trust) and the donee is not the Owner of the life insurance contract.

64    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

The value of the economic benefits, reduced by any consideration paid by the non-owner to the Owner, is treated as transferred from the Owner to the non-owner. The possible economic benefits provided to the non-owner can include the value of current life insurance coverage, any portion of the Cash Surrender Value available to the non-owner, and any other economic benefit. The tax consequences of that transfer will depend on the relationship between the Owner and the non-owner. Thus, the transfer may constitute a payment of compensation, a dividend distribution, a gift, or a transfer having a different tax character. Further, depending on the relationship between or among a non-owner and one or more other persons (including a non-owner or non-owners), the economic benefits may be treated as provided from the Owner to the non-owner and as separately provided from the non-owner to such other person or persons (for example, as a payment of compensation from an employer to an employee and as a gift from the employee to the employee’s child).
•	Loan (Collateral Assignment) Split Dollar: Under loan regime, the non-owner of the life insurance contract is treated as loaning premium payments to the Owner of the contract. Except for specified arrangements, the loan regime applies to any split-dollar loan. A payment made pursuant to a split-dollar life insurance arrangement is a split-dollar loan and the Owner and non-owner are treated, respectively, as borrower and lender if (i) the payment is made either directly or indirectly by the non-owner to the Owner; (ii) the payment is a loan under general principles of Federal tax law or, if not a loan under general principles of Federal tax law, a reasonable person would expect the payment to be repaid in full to the non-owner (whether with or without interest); and (iii) the repayment is to be made from, or is secured by, either the policy’s death benefit Proceeds or its Cash Surrender Value, or both. A borrower generally may not deduct any interest on a split-dollar. If the split-dollar loan provides for sufficient interest, then the loan generally is subject to the general rules for debt instruments.
If a split-dollar loan is a below-market loan, then, in general, the loan is recharacterized as a loan with interest at the applicable Federal rate (AFR), coupled with an imputed transfer by the lender to the borrower. The timing, amount, and characterization of the imputed transfers between the lender and borrower of the loan will depend upon the relationship between the lender and the borrower (for example, the imputed transfer is generally characterized as a compensation payment if the lender is the borrower’s employer), and whether the loan is a demand loan or a term loan.
EOLI Requirements May Apply
A contract that is subject to a split dollar arrangement is an employer-owned life insurance contract if the contract is owned by a person engaged in a trade or business and is otherwise described in Section 101(j) of the Code. However, the general rule of Section 101(j) does not apply to the extent any amount received by reason of the death of the last surviving Insured is paid to a family member of the last surviving Insured, an individual who is a designated Beneficiary, a trust established for the benefit of a family member or designated Beneficiary. Notice 2008-42 provides guidance regarding the application of Sections 101(j) to life insurance contracts that are subject to split-dollar life insurance arrangements.
Taxation — Determined by Policy Ownership
The regulations provide rules for determining the Owner and the non-owner of the life insurance contract. The general rule is that the Owner is the person named as the policy Owner. If two or more persons are designated as the policy Owner, the first-named person generally is treated as the Owner of the entire contract, however, if two or more persons are named as the policy Owner and each such person has at all times, all the incidents of ownership with respect to an undivided interest in the contract, those persons are treated as Owner of separate contracts. The general rule that the person named as the policy Owner is treated as the Owner of the life insurance contract is subject to two exceptions involving situations in which the only benefit available under the split-dollar life insurance arrangement is the value of current life insurance protection (that is, non-equity arrangements).
The regulations add attribution rules to determine the Owner of a policy. Under these rules, if a split-dollar life insurance arrangement is entered into in connection with the performance of services, the employer or service recipient is treated as the Owner of the life insurance contract if the Owner under the split-dollar life insurance arrangement is: (a) a trust described in Section 402(b); (b) A grantor trust that is treated as owned by either the employer or the service recipient; (c) a welfare benefit fund within the meaning of Section 419(e)(1); or (d) certain related parties.
If you are considering a split dollar arrangement, you should consult your legal and tax advisor.
Section 409A
The Section 409A regulations explain that a split-dollar life insurance arrangement may provide for deferred compensation, as determined through application of the general rules defining deferred compensation and a nonqualified deferred compensation plan. Notice 2007-34 was issued concurrently with the regulations under Section 409A to provide guidance regarding the application of Section 409A to split-dollar life insurance arrangements. The Notice confirms that many split-dollar arrangements are not subject to Section 409A and provides that certain modifications of these arrangements necessary to comply with, or avoid application of, Section 409A will not be treated

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    65

as material modifications under the split dollar rules. The Notice further clarifies that a split-dollar arrangement generally provides for deferred compensation if the service provider has a legally binding right during a taxable year to compensation that is payable to or on behalf of the provider in a later year. In addition, the regulations under Section 409A provide additional categories of plans for purposes of the aggregation rules, including a separate category for split-dollar arrangements.
Distribution of the Policy
RiverSource Distributors, Inc. (RiverSource Distributors), our affiliate, serves as the principal underwriter and general distributor of the policy. Its office is located at 70100 Ameriprise Financial Center, Minneapolis, MN 55474. RiverSource Distributors is a wholly-owned subsidiary of Ameriprise Financial, Inc.
Sales of the Policy
•	Only securities broker-dealers (“selling firms”) registered with the SEC and members of the FINRA may sell the policy.
•	The policies are continuously offered to the public through authorized selling firms. We and RiverSource Distributors have a sales agreement with the selling firm. The sales agreement authorizes the selling firm to offer the policies to the public. We agree to pay the selling firm (or an affiliated insurance agency) for policies its sales representatives sell. The selling firm may be required to return sales commissions under certain circumstances including but not limited to when policies are returned under the free look period.
Payments to the Selling Firms
In addition to commissions, we may, in order to promote sales of the policies, and as permitted by applicable laws and regulations, pay or provide selling firms with other promotional incentives in cash, credit or other compensation. We generally (but may not) offer these promotional incentives to all selling firms. The terms of such arrangements differ between selling firms. These promotional incentives may include but are not limited to:
—	sponsorship of marketing, educational, due diligence and compliance meetings and conferences we or the selling firm may conduct for sales representatives, including subsidy of travel, meal, lodging, entertainment and other expenses related to these meetings;
—	marketing support related to sales of the policy including for example, the creation of marketing materials, advertising and newsletters;
—	providing services to policy Owners; and
—	funding other events sponsored by a selling firm that may encourage the selling firm’s sales representatives to sell the policy.
These promotional incentives or reimbursements may be calculated as a percentage of the selling firm’s aggregate, net or anticipated sales and/or total assets attributable to sales of the policy, and/or may be a fixed dollar amount. As noted below, this additional compensation may cause the selling firm and its sales representatives to favor the policies.
Sources of Payments to Selling Firms
•	We pay the commissions and other compensation described above from our assets.
•	Our assets may include:
—	revenues we receive from fees and expenses that you will pay when buying, owning and surrendering the policy (see “Fee Tables”);
—	compensation we or an affiliate receive from a Fund’s investment adviser, subadviser, distributor or an affiliate of any of these (see “The Variable Account and the Funds — The Funds”); and
—	revenues we receive from other contracts and policies we sell that are not securities and other businesses we conduct.
•	You do not directly pay the commissions and other compensation described above as the result of a specific charge or deduction under the policy. However, you may pay part or all of the commissions and other compensation described above indirectly through:
—	fees and expenses we collect from policy Owners, including Surrender Charges; and
—	fees and expenses charged by the underlying Funds in which the Subaccounts you select invest, to the extent we or one of our affiliates receive revenue from the Funds or an affiliated person.
Potential Conflicts of Interest
Compensation payment arrangements with selling firms can potentially:
•	give selling firms a heightened financial incentive to sell the policy offered in this prospectus over another investment with lower compensation to the selling firm.

66    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

•	cause selling firms to encourage their sales representatives to sell you the policy offered in this prospectus instead of selling you other alternative investments that may result in lower compensation to the selling firm.
•	cause a selling firm to grant us access to its sales representatives to promote sales of the policy offered in this prospectus, while denying that access to other firms offering similar policies or other alternative investments which may pay lower compensation to the selling firm.
Payments to Sales Representatives
•	The selling firm pays its sales representatives. The selling firm decides the compensation and benefits it will pay its sales representatives.
•	To inform yourself of any potential conflicts of interest, ask your sales representative before you buy how the selling firm and its sales representatives are being compensated and the amount of the compensation that each will receive if you buy the policy.
Legal Proceedings
Insurance companies have been the subject of increasing regulatory, legislative and judicial scrutiny. Numerous state and federal regulatory agencies have commenced examinations and other inquiries of insurance companies regarding sales and marketing practices (including sales to older consumers and disclosure practices), claims handling, and unclaimed property and escheatment practices and procedures. With regard to an industry-wide investigation of unclaimed property and escheatment practices and procedures, RiverSource Life is responding to regulatory audits, market conduct examinations and other inquiries (including a multistate insurance department examination and a market conduct examination by the State of Minnesota). RiverSource Life has cooperated and will continue to cooperate with the applicable regulators.
RiverSource Life is involved in the normal course of business in a number of other legal and arbitration proceedings concerning matters arising in connection with the conduct of its business activities. RiverSource Life believes that it is not a party to, nor are any of its properties the subject of, any pending legal, arbitration or regulatory investigation, examination or proceeding that is likely to have a material adverse effect on its consolidated financial condition, results of operations or liquidity. Notwithstanding the foregoing, it is possible that the outcome of any such current or future legal, arbitration or regulatory proceeding could have a material impact on results of operations in any particular reporting period as the proceedings are resolved.
Uncertain economic conditions, heightened and sustained volatility in the financial markets and significant financial reform legislation may increase the likelihood that clients and other persons or regulators may present or threaten legal claims or that regulators increase the scope or frequency of examinations of RiverSource Life or the insurance industry generally.
Householding and Delivery of Certain Documents
With your prior consent, RiverSource Life and its affiliates may use and combine information concerning accounts owned by members of the same household and provide a single paper or electronic copy of certain documents to that household. This householding of documents may include prospectuses, supplements, annual reports, semiannual reports and proxies. Your authorization remains in effect unless we are notified otherwise. If you wish to continue receiving multiple copies of these documents, you can opt out of householding by calling us at 1.866.273.7429. Multiple mailings will resume within 30 days after we receive your opt out request.
How We Handle Policies Under Unclaimed Property Laws
Every state has unclaimed property laws which generally declare insurance policies to be abandoned after a period of inactivity of one to five years from either 1) the policy’s maturity date (actual or deemed by statute) or 2) the date the death benefit is due and payable. Your policy’s deemed maturity date is the date the youngest Insured’s Attained Insurance Age equals 120.  If we determine that the death benefit has become payable, we will use our best efforts to locate you or your designated Beneficiaries. If we are unable to locate a Beneficiary, the death benefit will be paid to the abandoned property division or unclaimed property office of the state in which the Beneficiary or you last resided, as shown in our books and records, or to our state of domicile. Generally, this surrender of property to the state is commonly referred to as “escheatment”. To avoid escheatment, and ensure an effective process for your Beneficiaries, it is important that your personal address and Beneficiary designations are up to date, including complete names, date of birth, current addresses and phone numbers, and taxpayer identification numbers for each Beneficiary. Updates to your Beneficiary designations should be sent to our Service Center.
Escheatment may also be required by law if a known Beneficiary fails to demand or present an instrument or document to claim the death benefit in a timely manner, creating a presumption of abandonment. If your Beneficiary steps forward (with the proper documentation) to claim escheated death benefit Proceeds, the state is obligated to pay any such Proceeds it is holding.

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    67

68    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

Financial Statements
You can find our audited financial statements and the audited financial statements of the divisions, which are comprised of Subaccounts, in the SAI. The SAI does not include audited financial statements for divisions that are new (if any) and have no activity as of the financial statement date.

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    69

Appendix A: Funds Available Under the Contract
The following is a list of funds available under the contract. More information about the funds is available in the prospectuses for the funds, which may be amended from time to time and can be found online at riversource.com/lifeinsurance. You can also request this information at no cost by calling 1-800-862-7919 or by sending an email request to riversourcecsharholdercomms@ampf.com.
The current expenses and performance information below reflects fee and expenses of the funds, but do not reflect the other fees and expenses that your contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each fund’s past performance is not necessarily an indication of future performance.
Investment Objective	Fund Adviser/Sub-Adviser	Current Expenses (%)	Average Annual Total Returns (as of 12/31/2020)
			1 Year	5 Year	10 Year
Seeks long-term growth of capital	AB VPS Large Cap Growth Portfolio (Class A) AllianceBernstein L.P. (1)	0.67%	35.48%	20.45%	17.43%
Seeks long-term capital appreciation.	Allspring VT Opportunity Fund - Class 1 Allspring Funds Management, LLC, adviser; Allspring Global Investments, LLC, sub-adviser. (1)	0.75%	21.32%	15.12%	12.05%
Seeks long-term capital appreciation.	Allspring VT Small Cap Growth Fund - Class 1 Allspring Funds Management, LLC, adviser; Allspring Global Investments, LLC, sub-adviser.	0.93%	58.09%	22.35%	15.11%
The Portfolio seeks investment results that correspond (before fees and expenses) generally to the price and yield performance of its underlying index, the Alerian Midstream Energy Select Index (the "Index").	ALPS | Alerian Energy Infrastructure Portfolio: Class I ALPS Advisors, Inc. (1)	0.95%	-24.85%	0.78%	-
Seeks long-term capital growth. Income is a secondary objective.	American Century VP Value, Class I American Century Investment Management, Inc. (1)	0.73%	0.98%	8.83%	9.73%
Seeks high total investment return.	BlackRock Global Allocation V.I. Fund (Class I) BlackRock Advisors, LLC (1)	0.76%	21.00%	9.42%	6.86%
Seeks maximum total investment return through a combination of capital growth and current income.	Columbia Variable Portfolio - Balanced Fund (Class 1) Columbia Management Investment Advisers, LLC (1)	0.76%	17.77%	10.78%	10.29%
Seeks to provide shareholders with total return.	Columbia Variable Portfolio - Commodity Strategy Fund (Class 1) Columbia Management Investment Advisers, LLC	0.70%	-1.29%	1.06%	-
Seeks total return, consisting of long-term capital appreciation and current income.	Columbia Variable Portfolio - Contrarian Core Fund (Class 1) Columbia Management Investment Advisers, LLC (1)	0.73%	22.35%	14.45%	-

70    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

Investment Objective	Fund Adviser/Sub-Adviser	Current Expenses (%)	Average Annual Total Returns (as of 12/31/2020)
			1 Year	5 Year	10 Year
Seeks to provide shareholders with capital appreciation.	Columbia Variable Portfolio - Disciplined Core Fund (Class 1) Columbia Management Investment Advisers, LLC	0.66%	14.12%	13.03%	13.19%
Seeks to provide shareholders with a high level of current income and, as a secondary objective, steady growth of capital.	Columbia Variable Portfolio - Dividend Opportunity Fund (Class 1) Columbia Management Investment Advisers, LLC (1)	0.74%	1.15%	8.99%	8.54%
Non-diversified fund that seeks to provide shareholders with high total return through current income and, secondarily, through capital appreciation.	Columbia Variable Portfolio - Emerging Markets Bond Fund (Class 1) Columbia Management Investment Advisers, LLC	0.74%	7.43%	6.92%	-
Seeks to provide shareholders with long-term capital growth.	Columbia Variable Portfolio - Emerging Markets Fund (Class 1) Columbia Management Investment Advisers, LLC (1)	1.14%	33.61%	16.39%	5.98%
Seeks to provide shareholders with maximum current income consistent with liquidity and stability of principal.	Columbia Variable Portfolio - Government Money Market Fund (Class 1) Columbia Management Investment Advisers, LLC (1)	0.45%	0.31%	0.83%	0.42%
Seeks to provide shareholders with high current income as its primary objective and, as its secondary objective, capital growth.	Columbia Variable Portfolio - High Yield Bond Fund (Class 1) Columbia Management Investment Advisers, LLC (1)	0.67%	6.67%	7.41%	6.69%
Seeks to provide shareholders with a high total return through current income and capital appreciation.	Columbia Variable Portfolio - Income Opportunities Fund (Class 1) Columbia Management Investment Advisers, LLC (1)	0.64%	5.90%	7.01%	6.39%
Seeks to provide shareholders with a high level of current income while attempting to conserve the value of the investment for the longest period of time.	Columbia Variable Portfolio - Intermediate Bond Fund (Class 1) Columbia Management Investment Advisers, LLC	0.49%	12.58%	6.07%	4.79%
Seeks to provide shareholders with long-term capital growth.	Columbia Variable Portfolio - Large Cap Growth Fund (Class 1) Columbia Management Investment Advisers, LLC	0.73%	34.74%	17.94%	15.76%
Seeks to provide shareholders with long-term capital appreciation.	Columbia Variable Portfolio - Large Cap Index Fund (Class 1)Columbia Management Investment Advisers, LLC	0.26%	18.03%	14.86%	13.51%

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    71

Investment Objective	Fund Adviser/Sub-Adviser	Current Expenses (%)	Average Annual Total Returns (as of 12/31/2020)
			1 Year	5 Year	10 Year
Seeks to provide shareholders with a level of current income consistent with preservation of capital.	Columbia Variable Portfolio - Limited Duration Credit Fund (Class 1) Columbia Management Investment Advisers, LLC (1)	0.48%	5.90%	4.25%	2.94%
Seeks total return, consisting of current income and capital appreciation.	Columbia Variable Portfolio - Long Government/Credit Bond Fund (Class 1) Columbia Management Investment Advisers, LLC	0.50%	17.25%	8.85%	-
Seeks to provide shareholders with growth of capital.	Columbia Variable Portfolio - Mid Cap Growth Fund (Class 1) Columbia Management Investment Advisers, LLC (1)	0.84%	35.42%	17.01%	11.94%
Seeks to provide shareholders with capital appreciation.	Columbia Variable Portfolio - Overseas Core Fund (Class 1) Columbia Management Investment Advisers, LLC	0.84%	9.12%	6.47%	5.23%
Seeks to provide shareholders with long-term growth of capital.	Columbia Variable Portfolio - Select Large Cap Value Fund (Class 1) Columbia Management Investment Advisers, LLC	0.71%	7.08%	11.57%	11.43%
Seeks to provide shareholders with long-term growth of capital.	Columbia Variable Portfolio - Select Mid Cap Value Fund (Class 1) Columbia Management Investment Advisers, LLC (1)	0.83%	7.48%	9.72%	9.78%
Seeks to provide shareholders with long-term capital growth.	Columbia Variable Portfolio - Select Small Cap Value Fund (Class 1) Columbia Management Investment Advisers, LLC (1)	0.85%	9.19%	7.53%	9.02%
Seeks total return, consisting of current income and capital appreciation.	Columbia Variable Portfolio - Strategic Income Fund (Class 1) Columbia Management Investment Advisers, LLC (1)	0.69%	6.82%	6.40%	5.28%
Seeks to provide shareholders with current income as its primary objective and, as its secondary objective, preservation of capital.	Columbia Variable Portfolio - U.S. Government Mortgage Fund (Class 1) Columbia Management Investment Advisers, LLC	0.46%	5.09%	3.93%	2.81%
Seeks to provide shareholders with a high level of current income.	CTIVP ® - American Century Diversified Bond Fund (Class 1) Columbia Management Investment Advisers, LLC, adviser; American Century Investment Management, Inc., subadviser.	0.49%	8.55%	5.09%	4.12%
Non-diversified fund that seeks to provide shareholders with total return that exceeds the rate of inflation over the long term.	CTIVP ® - BlackRock Global Inflation-Protected Securities Fund (Class 1) Columbia Management Investment Advisers, LLC, adviser; BlackRock Financial Management, Inc., subadviser; BlackRock International Limited, sub-subadviser.(1)	0.60%	9.37%	5.59%	4.48%

72    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

Investment Objective	Fund Adviser/Sub-Adviser	Current Expenses (%)	Average Annual Total Returns (as of 12/31/2020)
			1 Year	5 Year	10 Year
Seeks to provide shareholders with current income and capital appreciation.	CTIVP ® - CenterSquare Real Estate Fund (Class 1) Columbia Management Investment Advisers, LLC, adviser; CenterSquare Investment Management LLC, subadviser.	0.79%	-4.87%	4.80%	5.72%
Seeks to provide shareholders with long-term capital growth.	CTIVP ® - Loomis Sayles Growth Fund (Class 1) Columbia Management Investment Advisers, LLC, adviser; Loomis, Sayles & Company, L.P., subadviser.	0.69%	31.93%	19.01%	15.90%
Seeks to provide shareholders with long-term capital growth.	CTIVP ® - MFS® Value Fund (Class 1) Columbia Management Investment Advisers, LLC, adviser; Massachusetts Financial Services Company, subadviser.	0.71%	3.57%	10.17%	10.87%
Seeks to provide shareholders with long-term capital growth.	CTIVP ® - Morgan Stanley Advantage Fund (Class 1) Columbia Management Investment Advisers, LLC, adviser; Morgan Stanley Investment Management Inc., subadviser.	0.68%	75.91%	25.81%	17.90%
Seeks to provide shareholders with long-term growth of capital and income.	CTIVP ® - T. Rowe Price Large Cap Value Fund (Class 1) Columbia Management Investment Advisers, LLC, adviser; T. Rowe Price Associates, Inc., subadviser.	0.70%	2.67%	9.40%	9.10%
Seeks to provide shareholders with total return through current income and capital appreciation.	CTIVP ® - TCW Core Plus Bond Fund (Class 1) Columbia Management Investment Advisers, LLC, adviser; TCW Investment Management Company LLC, subadviser.	0.49%	8.88%	4.69%	3.42%
Seeks to provide shareholders with long-term growth of capital.	CTIVP ® - Victory Sycamore Established Value Fund (Class 1) Columbia Management Investment Advisers, LLC, adviser; Wells Capital Management Incorporated, subadviser.	0.79%	8.05%	11.77%	11.35%
Seeks to provide shareholders with current income consistent with capital preservation.	CTIVP ® - Wells Fargo Short Duration Government Fund (Class 1) Columbia Management Investment Advisers, LLC, adviser; Allspring Global Investments, LLC, subadviser.	0.44%	3.73%	2.01%	1.55%
Seeks to provide shareholders with long-term capital growth.	CTIVP ® - Westfield Mid Cap Growth Fund (Class 1) Columbia Management Investment Advisers, LLC, adviser; Westfield Capital Management Company, L.P., subadviser.	0.83%	27.50%	17.42%	13.70%
Seeks capital appreciation	DWS Alternative Asset Allocation VIP, Class A (3) DWS Investment Management Americas Inc., adviser; RREEF America L.L.C., subadvisor. (3)	0.80%	5.71%	4.50%	2.66%

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    73

Investment Objective	Fund Adviser/Sub-Adviser	Current Expenses (%)	Average Annual Total Returns (as of 12/31/2020)
			1 Year	5 Year	10 Year
Seeks long-term capital appreciation. Normally invests primarily in common stocks. Invests in securities of companies whose value FMR believes is not fully recognized by the public. Invests in either "growth" stocks or "value" stocks or both. The fund i	Fidelity ® VIP Contrafund® Portfolio Initial Class Fidelity Management & Research Company (FMR) (the Adviser) is the fund's manager.	0.61%	30.57%	16.19%	13.52%
Seeks long-term growth of capital. Normally invests primarily in common stocks. Normally invests at least 80% of assets in securities of companies with medium market capitalizations. May invest in companies with smaller or larger market capitalizations.	Fidelity ® VIP Mid Cap Portfolio Initial Class Fidelity Management & Research Company (FMR) (the Adviser) is the fund's manager.	0.62%	18.19%	11.07%	9.50%
Seeks a high level of current income and may also seek capital appreciation.	Fidelity ® VIP Strategic Income Portfolio Initial Class Fidelity Management & Research Company (FMR) (the Adviser) is the fund's manager.	0.67%	7.52%	6.27%	4.83%
Seeks to maximize income while maintaining prospects for capital appreciation. Under normal market conditions, the fund invests in a diversified portfolio of equity and debt securities.	Franklin Income VIP Fund - Class 1 (1) Franklin Advisers, Inc. (1)	0.47%	0.97%	7.22%	6.25%
Seeks capital appreciation, with income as a secondary goal. Under normal market conditions, the fund invests primarily in U.S. and foreign equity securities that the investment manager believes are undervalued.	Franklin Mutual Shares VIP Fund - Class 1 Franklin Mutual Advisers, LLC	0.73%	-4.85%	6.15%	7.26%

74    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

Investment Objective	Fund Adviser/Sub-Adviser	Current Expenses (%)	Average Annual Total Returns (as of 12/31/2020)
			1 Year	5 Year	10 Year
Seeks long-term total return. Under normal market conditions, the fund invests at least 80% of its net assets in investments of small capitalization companies.	Franklin Small Cap Value VIP Fund - Class 1 Franklin Mutual Advisers, LLC	0.68%	5.41%	11.05%	9.48%
Seeks total return with a low to moderate correlation to traditional financial market indices.	Invesco V.I. Balanced-Risk Allocation Fund, Series I Shares Invesco Advisers, Inc. (1), (2)	0.80%	10.22%	7.87%	6.39%
Seeks capital appreciation.	Invesco V.I. Global Fund, Series I Shares Invesco Advisers, Inc. (1)	0.77%	27.64%	14.84%	11.64%
Seeks total return.	Invesco V.I. Global Strategic Income Fund, Series I Shares Invesco Advisers, Inc. (1)	0.91%	3.40%	4.40%	3.61%
Seeks capital appreciation.	Invesco V.I. Main Street Small Cap Fund®, Series I Shares Invesco Advisers, Inc. (1)	0.80%	19.93%	12.88%	12.13%
Seeks long-term capital growth, consistent with preservation of capital and balanced by current income.	Janus Henderson Balanced Portfolio: Institutional Shares Janus Capital Management LLC	0.62%	14.31%	11.81%	10.23%
Seeks to obtain maximum total return, consistent with preservation of capital.	Janus Henderson Flexible Bond Portfolio: Institutional Shares Janus Capital Management LLC (1)	0.58%	10.48%	4.94%	4.45%
Seeks long-term growth of capital.	Janus Henderson Research Portfolio: Institutional Shares Janus Capital Management LLC	0.60%	32.95%	17.67%	14.67%
Seeks long-term capital appreciation.	Lazard Retirement Global Dynamic Multi-Asset Portfolio - Investor Shares Lazard Asset Management, LLC (1) (2)	0.90%	0.96%	6.71%	-
Seeks total return.	MFS ® Utilities Series - Initial Class Massachusetts Financial Services Company	0.79%	5.90%	11.37%	9.20%
The Fund seeks long-term capital growth by investing primarily in common stocks and other equity securities.	Morgan Stanley VIF Discovery Portfolio, Class I Shares (not available to new investors on or after April 5, 2021) Morgan Stanley Investment Management Inc. (1)	0.95%	152.30%	37.70%	20.76%
Seeks long-term growth of capital by investing primarily in securities of companies that meet the Fund's environmental, social and governance (ESG) criteria.	Neuberger Berman AMT Sustainable Equity Portfolio (Class I) Neuberger Berman Investment Advisers LLC	0.92%	19.56%	13.05%	11.62%

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    75

Investment Objective	Fund Adviser/Sub-Adviser	Current Expenses (%)	Average Annual Total Returns (as of 12/31/2020)
			1 Year	5 Year	10 Year
Seeks maximum real return, consistent with preservation of real capital and prudent investment management.	PIMCO VIT All Asset Portfolio, Institutional Class Pacific Investment Management Company LLC (1), (3)	1.13%	8.17%	8.10%	4.80%
Seeks maximum total return, consistent with preservation of capital and prudent investment management.	PIMCO VIT Total Return Portfolio, Institutional Class Pacific Investment Management Company LLC (PIMCO) (1)	0.54%	8.81%	4.91%	4.09%
Seeks high current income, consistent with preservation of capital, with capital appreciation as a secondary consideration. Under normal market conditions, the fund invests at least 80% of its net assets in debt securities of any maturity.	Templeton Global Bond VIP Fund - Class 1 Franklin Advisers, Inc. (1)	0.49%	-5.07%	0.91%	1.81%
Seeks to provide a high level of total return that is consistent with an aggressive level of risk.	Variable Portfolio - Aggressive Portfolio (Class 1) Columbia Management Investment Advisers, LLC (3)	0.80%	15.30%	10.09%	8.46%
Seeks to provide a high level of total return that is consistent with a conservative level of risk.	Variable Portfolio - Conservative Portfolio (Class 1) Columbia Management Investment Advisers, LLC (3)	0.65%	9.55%	5.58%	4.55%
Pursues total return while seeking to manage the Fund's exposure to equity market volatility.	Variable Portfolio - Managed Volatility Conservative Fund (Class 1) Columbia Management Investment Advisers, LLC (2), (3)	0.70%	8.35%	5.66%	-
Pursues total return while seeking to manage the Fund's exposure to equity market volatility.	Variable Portfolio - Managed Volatility Conservative Growth Fund (Class 1) Columbia Management Investment Advisers, LLC (2), (3)	0.74%	9.35%	6.54%	-
Pursues total return while seeking to manage the Fund's exposure to equity market volatility.	Variable Portfolio - Managed Volatility Growth Fund (Class 1) Columbia Management Investment Advisers, LLC (2), (3)	0.77%	11.56%	8.18%	-
Pursues total return while seeking to manage the Fund's exposure to equity market volatility.	Variable Portfolio - Managed Volatility Moderate Growth Fund (Class 1) (2), (3) Columbia Management Investment Advisers, LLC	0.72%	10.63%	7.47%	-

76    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

Investment Objective	Fund Adviser/Sub-Adviser	Current Expenses (%)	Average Annual Total Returns (as of 12/31/2020)
			1 Year	5 Year	10 Year
Seeks to provide a high level of total return that is consistent with a moderate level of risk.	Variable Portfolio - Moderate Portfolio (Class 1) Columbia Management Investment Advisers, LLC (3)	0.71%	13.12%	8.05%	6.66%
Seeks to provide a high level of total return that is consistent with a moderately aggressive level of risk.	Variable Portfolio - Moderately Aggressive Portfolio (Class 1) Columbia Management Investment Advisers, LLC (3)	0.77%	14.26%	9.09%	7.55%
Seeks to provide a high level of total return that is consistent with a moderately conservative level of risk.	Variable Portfolio - Moderately Conservative Portfolio (Class 1) Columbia Management Investment Advisers, LLC (3)	0.68%	11.28%	6.79%	5.59%
Seeks to provide shareholders with a high level of current income while conserving the value of the investment for the longest period of time.	Variable Portfolio - Partners Core Bond Fund (Class 1) Columbia Management Investment Advisers, LLC, adviser; J.P. Morgan Investment Management Inc. and Allspring Global Investments, LLC, subadvisers.	0.48%	8.27%	4.51%	3.80%
Seeks to provide shareholders with long-term capital growth.	Variable Portfolio - Partners Core Equity Fund (Class 1) Columbia Management Investment Advisers, LLC, adviser; J.P. Morgan Investment Management Inc. and T. Rowe Price Associates, Inc., subadvisers.	0.68%	17.02%	12.50%	10.81%
Seeks to provide shareholders with long-term growth of capital.	Variable Portfolio - Partners International Core Equity Fund (Class 1) Columbia Management Investment Advisers, LLC, adviser; Schroder Investment Management North America Inc. (SIMNA Inc.), together with its affiliate, Schroder Investment Management North America Limited (SIMNA Ltd. and together with SIMNA Inc., Schroders), subadviser.	0.80%	11.16%	5.50%	4.54%
Seeks to provide shareholders with long-term capital growth.	Variable Portfolio - Partners International Growth Fund (Class 1) Columbia Management Investment Advisers LLC, adviser; William Blair Investment Management, LLC and Walter Scott & Partners Limited, subadvisers. (1)	0.87%	22.62%	9.05%	6.84%
Seeks to provide shareholders with long-term capital growth.	Variable Portfolio - Partners International Value Fund (Class 1) Columbia Management Investment Advisers, LLC, adviser; Pzena Investment Management, LLC and Thompson, Siegel & Walmsley LLC, subadvisers (1)	0.84%	-3.82%	4.18%	1.76%
Seeks to provide shareholders with long-term capital growth.	Variable Portfolio - Partners Small Cap Growth Fund (Class 1) Columbia Management Investment Advisers, LLC, adviser; Scout Investments, Inc. and Allspring Global Investments, LLC, subadvisers. (1)	0.87%	38.77%	15.24%	11.58%

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    77

Investment Objective	Fund Adviser/Sub-Adviser	Current Expenses (%)	Average Annual Total Returns (as of 12/31/2020)
			1 Year	5 Year	10 Year
Seeks to provide shareholders with long-term capital appreciation.	Variable Portfolio - Partners Small Cap Value Fund (Class 1) Columbia Management Investment Advisers, LLC, adviser; Segall Bryant & Hamill, LLC and William Blair Investment Management, LLC (William Blair), together with Investment Counselors of Maryland, LLC (ICM and together with William Blair, William Blair Subadvisers), subadvisers. (1)	0.88%	4.27%	7.79%	7.08%
Pursues total return while seeking to manage the Fund's exposure to equity market volatility.	Variable Portfolio - U.S. Flexible Conservative Growth Fund (Class 1) Columbia Management Investment Advisers, LLC (2), (3)	0.70%	6.18%	-	-
Pursues total return while seeking to manage the Fund's exposure to equity market volatility.	Variable Portfolio - U.S. Flexible Growth Fund (Class 1) Columbia Management Investment Advisers, LLC (2), (3)	0.70%	5.07%	-	-
Pursues total return while seeking to manage the Fund's exposure to equity market volatility.	Variable Portfolio - U.S. Flexible Moderate Growth Fund (Class 1) Columbia Management Investment Advisers, LLC (2), (3)	0.70%	5.74%	-	-
Seeks to maximize total return.	Western Asset Variable Global High Yield Bond Portfolio - Class I Legg Mason Partners Fund Adviser, LLC; Western Asset Management Company, LLC, Western Asset Management Company Limited & Western Asset Management Pte. Ltd., sub-advisors.	0.84%	7.32%	8.18%	5.82%
(1) This Fund and its investment adviser and/or affiliates have entered into a temporary expense reimbursement arrangement and/or fee waiver. The Fund’s annual expenses reflect temporary fee reductions. Please see the Fund’s prospectus for additional information.
(2) This Fund is managed in a way that is intended to minimize volatility of returns. See “Principal Risks of Investing in the Contract.”
(3) This Fund is a fund of funds and invests substantially all of its assets in other underlying funds. Because the Fund invests in other funds, it will bear its pro rata portion of the operating expenses of those underlying funds, including management fees.

78    RiverSource Survivorship Variable Universal Life Insurance — Prospectus

Appendix B: S&P Disclaimer
The “S&P 500 index” is a product of S&P Dow Jones Indices LLC or its affiliates (“SPDJI”) and has been licensed for use by RiverSource Life Insurance Company (“RiverSource Life”). S&P®, S&P 500®, US 500 and The 500 are trademarks of S&P Global, Inc. or its affiliates (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by RiverSource Life. It is not possible to invest directly in an index. RiverSource Life’s indexed products (the “Products”) are not sponsored, endorsed, sold or promoted by SPDJI, S&P, Dow Jones, or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of the Products or any member of the public regarding the advisability of investing in securities generally or in the Products particularly or the ability of the S&P 500 index to track general market performance. Past performance of an index is not an indication or guarantee of future results. S&P Dow Jones Indices’ only relationship to RiverSource Life with respect to the S&P 500 index is the licensing of the S&P 500 index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors. The S&P 500 index is determined, composed and calculated by S&P Dow Jones Indices without regard to RiverSource Life or the Products. S&P Dow Jones Indices have no obligation to take the needs of RiverSource Life or the owners of the Products into consideration in determining, composing or calculating the S&P 500 index. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the Products or the timing of the issuance or sale of the Products or in the determination or calculation of the equation by which the Products are to be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the Products. There is no assurance that investment products based on the S&P 500 index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment or tax advisor. A tax advisor should be consulted to evaluate the impact of any tax-exempt securities on portfolios and the tax consequences of making any particular investment decision. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice.
S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY RIVERSOURCE LIFE, OWNERS OF THE PRODUCTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND RIVERSOURCE LIFE, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

RiverSource Survivorship Variable Universal Life Insurance — Prospectus    79

Appendix C: Policy Availability by Jurisdiction
The “Effective Date” for the SVUL policy described in this prospectus is shown below.
Effective Date	Approval by Jurisdiction
December 29, 2021	Alabama, Alaska, Arizona, Arkansas, Colorado, Connecticut, Delaware, District of Columbia, Georgia, Hawaii, Idaho, Illinois, Indiana Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin and Wyoming.

80

This page left blank intentionally

This page left blank intentionally

This page left blank intentionally

This page left blank intentionally

Additional information about RiverSource Variable Life Separate Account (Registrant) is included in the SAI. The SAI is available, without charge, upon request. To request the SAI, to obtain information about your policy or for other investor inquiries, contact your sales representative or RiverSource Life Insurance Company at the telephone number and address listed below. The SAI dated the same date as this prospectus is incorporated by reference into this prospectus.
Reports and other information about the Registrant are available on the SEC’s Internet site at http://www.sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov.
Investment Company Act File #811-04298
EDGAR Contract Identifier: C000233028
RiverSource Distributors, Inc. (Distributor), Member FINRA. Issued by RiverSource Life Insurance Company, Minneapolis, Minnesota. Affiliated with Ameriprise Financial Services, LLC.
© 2008-2021 RiverSource Life Insurance Company. All rights reserved.
RiverSource Life Insurance Company
70100 Ameriprise Financial Center
Minneapolis, MN 55474
1-800-862-7919
S-6765 CJ (12/21)

STATEMENT OF ADDITIONAL INFORMATION

FOR

RIVERSOURCE® VARIABLE UNIVERSAL LIFE INSURANCE (VUL)

RIVERSOURCE® VARIABLE UNIVERSAL LIFE INSURANCE III (VUL III)

RIVERSOURCE® VARIABLE UNIVERSAL LIFE IV (VUL IV)

RIVERSOURCE® VARIABLE UNIVERSAL LIFE IV – ESTATE SERIES (VUL IV – ES)

RIVERSOURCE® VARIABLE UNIVERSAL LIFE 5 (VUL 5)

RIVERSOURCE® VARIABLE UNIVERSAL LIFE 5 – ESTATE SERIES (VUL 5 – ES)

RIVERSOURCE® VARIABLE UNIVERSAL LIFE 6 INSURANCE (VUL 6)

RIVERSOURCE® SURVIVORSHIP VARIABLE UNIVERSAL LIFE INSURANCE (SVUL)

December 29, 2021

Issued by:	RiverSource Life Insurance Company

70100 Ameriprise Financial Center

Minneapolis, MN 55474

Telephone: 1-800-862-7919

(Home Office)

Website address: riversource.com/lifeinsurance

RiverSource Variable Life Separate Account

RiverSource Variable Life Separate Account is a separate account of RiverSource Life Insurance Company (RiverSource Life).

This Statement of Additional Information (SAI) is not a prospectus. It should be read together with the prospectus dated the same date as this SAI, which may be obtained by writing or calling us at the address and telephone number above.

This SAI contains financial information for all the subaccounts of RiverSource Variable Life Separate Account. Not all subaccounts of RiverSource Variable Life Separate Account apply to your specific contract.

S-6333 CJ (12/21)

2	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Information about RiverSource Life

We are a stock life insurance company organized in 1957 under the laws of the state of Minnesota and are located at 70100 Ameriprise Financial Center, Minneapolis, MN 55474.

We conduct a conventional life insurance business. We are licensed to do business in 49 states, the District of Columbia and American Samoa. Our primary products currently include fixed and variable annuity contracts and life insurance policies.

OWNERSHIP

We are a wholly-owned subsidiary of Ameriprise Financial, Inc. (Ameriprise Financial). The Ameriprise Financial family of companies offers not only insurance and annuities, but also mutual funds, investment certificates and a broad range of financial management services.

STATE REGULATION

We are subject to the laws of Minnesota governing insurance companies and to regulation by the Minnesota Department of Commerce. In addition, we are subject to regulation under the insurance laws of other jurisdictions in which we operate. We file an annual statement in a prescribed form with Minnesota’s Department of Commerce and in each state in which we do business. Our books and accounts are subject to review by the Minnesota Department of Commerce at all times and a full examination of our operations is conducted periodically.

REPORTS

At least once a year we will mail to you, at your last known address of record, a report containing all information required by law or regulation, including a statement showing the current policy value.

RATING AGENCIES

We receive ratings from independent rating agencies. These agencies evaluate the creditworthiness and claims-paying ability of insurance companies on a number of different factors. The ratings reflect each agency’s estimation of our ability to meet our contractual obligations such as paying death benefits and other distributions. As such, the ratings relate to our fixed account and not to the subaccounts. This information generally does not relate to the management or performance of the subaccounts.

For detailed information on the agency rating given to us, see “Investor Relations — Financial Information — Credit Ratings” on our website at ameriprise.com or contact your sales representative. You also may view our current ratings by visiting the agency websites directly at:

A.M. Best	www.ambest.com

Moody’s	www.moodys.com

Standard & Poor’s	www.standardandpoors.com

A.M. Best — Rates insurance companies for their financial strength.

Moody’s — Rates insurance companies for their financial strength.

Standard & Poor’s — Rates insurance companies for their financial strength.

The Variable Account

We established the variable account on Oct. 16, 1985, under Minnesota law. It is registered as a single unit investment trust under the Investment Company Act of 1940. This registration does not involve any SEC supervision of the variable account’s management or investment practices or policies.

RiverSource Variable Life Separate Account meets the definition of a separate account under federal securities laws. Other variable life insurance policies that are not described in this statement of additional information also invest in subaccounts of the variable account.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	3

Principal Underwriter

RiverSource Distributors, Inc. (RiverSource Distributors), our affiliate, serves as principal underwriter for the policy, which is offered on a continuous basis. Its offices are located at 70100 Ameriprise Financial Center, Minneapolis, MN 55474. RiverSource Distributors is registered with the Securities and Exchange Commission under the Securities Act of 1934 as a broker dealer and is a member of the Financial Industry Regulatory Authority (FINRA). The policies are offered to the public through certain securities broker-dealers that have entered into sales agreements with us and RiverSource Distributors and whose personnel are legally authorized to sell life insurance products. RiverSource Distributors is a wholly-owned subsidiary of Ameriprise Financial, Inc.

The aggregate dollar amount of underwriting commissions paid to RiverSource Distributors by RiverSource Life for the variable accounts in 2020 was $400,566,242, in 2019 was $399,982,525 and in 2018 was $415,468,042. RiverSource Distributors retains no underwriting commissions from the sale of the policy.

Non-Principal Risks of Investing in the Policy

Fund of Funds Risk. Funds that are “funds of funds” (or “feeder funds”) invest substantially all of their assets in other funds and will therefore bear a pro-rata share of fees and expenses incurred by both funds. This will reduce your investment return.

Money Market Fund Sub-Account Delay of Payment Risk. If, pursuant to SEC rules, a Fund that is a money market fund suspends payment of redemption proceeds in connection with a liquidation of such Fund, we will delay payment of any transfer, partial withdrawal, full surrender, or death benefit from the corresponding Subaccount until the Fund is liquidated.

Mixed and Shared Funding Risk. Fund shares may be sold to our insurance company affiliates or other unaffiliated insurance companies to serve as an underlying investment for variable annuity contracts and variable life insurance policies, pursuant to a practice known as mixed and shared funding. As a result, there is a possibility that a material conflict may arise between the interests of Owners, and other Owner’s investing in these Funds. If a material conflict arises, we will consider what action may be appropriate, including removing the Fund from the Variable Account or replacing the Fund with another underlying Fund.

LIMITATIONS ON USE OF THE POLICY

If mandated by applicable law, including, but not limited to, federal anti-money laundering laws, we may be required to reject a premium payment. We may also be required to block an Owner’s access to Policy Values or to satisfy other statutory obligations. Under these circumstances we may refuse to implement requests for transfers, surrenders or death benefits until instructions are received from the appropriate government authority or a court of competent jurisdiction.

BUSINESS CONTINUITY/DISASTER RECOVERY

Disruptive events, including natural or man-made disasters and public health crises may adversely affect our ability to conduct business, including if our employees or the employees of intermediaries or service providers are unable to perform their responsibilities as a result of any such event. Such disruptions to our business operations could interfere with processing of transactions (including the issuance of policies). Also, disruptions may interfere with our ability to receive, pick up and process mail and messages, impact our ability to calculate values, or cause other operational or system issues. Furthermore, these disruptions may persist even if our employees or the employees of intermediaries or service providers are able to work remotely. These events may also impact the issuers of securities in which the Funds invest, which may cause the Funds to lose value. There can be no assurance that RiverSource Life, the Funds or our service providers will avoid losses affecting your policy due to a disaster or other catastrophe.

4	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Service Providers

Our Service Center performs certain administrative services on the contracts and policies we issue. The address and telephone number of our Service Center are listed on the first page of the prospectus.

We also have entered into agreements with certain entities to provide the identified services in connection with the contracts and policies we issue. The entities engaged by RiverSource Life may change over time. Entities that provided a significant amount of services to RiverSource Life in 2020, and the compensation paid for such services are listed in the table below.

Name of Service Provider	Services Provided	Principal Business Address	Compensation Paid (2020)
Ameriprise Financial, Inc. (“AFI”)	Business affairs management and administrative support related to existing contracts and policies	707 Second Avenue South Minneapolis MN 55402 USA	$21,440,537

Ameriprise India Private Limited (“Amp India”)	Administrative support related to new business and servicing of existing contracts and policies	Plot No. 14, Sector 18 Udyog Vihar Gurugram, Haryana – 122 015 India	$3,019,350

Sykes Enterprises Incorporated	Administrative support related to new business and servicing of existing contracts and policies	10th Floor, Glorietta BPO 1 Office Tower Makati City 1224 Metro Manila Philippines	$1,471,114

Affiliated entities that provide a significant amount of services to RiverSource Life are listed in the table below, along with a description of the services provided and the basis for remuneration.

Name of Service Provider	Services Provided	Basis for Remuneration
Ameriprise Financial, Inc.	Business affairs management and administrative support related to existing contracts and policies	Expense allocation based primarily on policies in force, secondarily on policies issued or cash sales (for acquisition expenses).

Ameriprise India Private Limited	Administrative support related to new business and servicing of existing contracts and policies	Head count

The aggregate dollar amount paid to AFI by RiverSource Life for the services provided in 2020 was $21,440,537, in 2019 was $22,111,723 and in 2018 was $22,115,947.

The aggregate dollar amount paid to Amp India by RiverSource Life for the services provided in 2020 was $3,019,350, in 2019 was $2,579,630 and in 2018 was $2,380,682.

Custodian

RiverSource Life is the custodian of the assets of RiverSource Variable Life Separate Account. RiverSource Life holds these assets for safekeeping, maintains records and accounts relating to the variable account including purchase and redemption transactions, and is responsible for administration of the policies. RiverSource Life’s principal offices are located at 70100 Ameriprise Financial Center, Minneapolis MN 55474.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	5

Additional Information about the Operation of the Policies

ADDITIONAL INFORMATION ON PAYMENT OPTIONS FOR VUL, VUL III, VUL IV, VUL IV – ES, VUL 5, VUL 5 – ES, VUL 6 AND SVUL

VUL

Option B — Payments for a specified period: We will make fixed monthly payments for any number of years you specify. Here are examples of monthly payments for each $1,000 placed under this option:

Payment Period (Years)	Monthly Payment per $1,000 Placed Under Option B
5	$18.32

10	10.06

15	7.34

20	6.00

25	5.22

30	4.72

We will furnish monthly amounts for other payment periods at your request, without charge.

Option C — Lifetime income: We will make monthly payments for the life of the person (payee) who is to receive the income. Payment will be guaranteed for 10, 15 or 20 years.

We will base the amount of each monthly payment per $1,000 placed under this option on the table of settlement rates in effect at the time of the first payment. The amount depends on the sex and adjusted age of the payee on that date. Adjusted age means the age of the payee (on the payee’s nearest birthday) minus an adjustment as follows:

Calendar Year of Payee’s Birth	Adjustment	Calendar Year of Payee’s Birth	Adjustment
Before 1920	0	1945-1949	6

1920-1924	1	1950-1959	7

1925-1929	2	1960-1969	8

1930-1934	3	1970-1979	9

1935-1939	4	1980-1989	10

1940-1944	5	After 1989	11

The amount of each monthly payment per $1,000 placed under this option will not be less than amounts shown in the next table.

We will furnish monthly amounts for any adjusted age not shown at your request, without charge.

Option C Table

	Life Income per $1,000 with Payments Guaranteed for

	10 Years		15 Years		20 Years

Adjusted Age Payee	Male	Female	Male	Female	Male	Female
50	$4.22	$3.89	$4.17	$3.86	$4.08	$3.82

55	4.62	4.22	4.53	4.18	4.39	4.11

60	5.14	4.66	4.96	4.57	5.71	4.44

65	5.81	5.22	5.46	5.05	5.02	4.79

70	6.61	5.96	5.96	5.60	5.27	5.12

75	7.49	6.89	6.38	6.14	5.42	5.35

VUL III

Option B — Payments for a specified period: We will make fixed monthly payments for any number of years you specify. Here are examples of monthly payments for each $1,000 placed under this option:

Payment Period (Years)	Monthly Payment per $1,000 Placed Under Option B
10	$9.61

15	6.87

20	5.51

25	4.71

30	4.18

6	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

We will furnish monthly amounts for other payment periods at your request, without charge.

Option C — Lifetime income: We will make monthly payments for the life of the person (payee) who is to receive the income. Payment will be guaranteed for 10, 15 or 20 years.

We will base the amount of each monthly payment per $1,000 placed under this option on the table of settlement rates in effect at the time of the first payment. The amount depends on the sex and adjusted age of the payee on that date. Adjusted age means the age of the payee (on the payee’s nearest birthday) minus an adjustment as follows:

Calendar Year of Payee’s Birth	Adjustment	Calendar Year of Payee’s Birth	Adjustment
Before 1920	0	1945-1949	6

1920-1924	1	1950-1959	7

1925-1929	2	1960-1969	8

1930-1934	3	1970-1979	9

1935-1939	4	1980-1989	10

1940-1944	5	After 1989	11

The amount of each monthly payment per $1,000 placed under this option will not be less than amounts shown in the next table.

We will furnish monthly amounts for any adjusted age not shown at your request, without charge.

Option C Table

	Life Income per $1,000 with Payments Guaranteed for

	10 Years		15 Years		20 Years

Adjusted Age Payee	Male	Female	Male	Female	Male	Female
50	$4.22	$3.89	$4.17	$3.86	$4.08	$3.82

55	4.62	4.22	4.53	4.18	4.39	4.11

60	5.14	4.66	4.96	4.57	5.71	4.44

65	5.81	5.22	5.46	5.05	5.02	4.79

70	6.61	5.96	5.96	5.60	5.27	5.12

75	7.49	6.89	6.38	6.14	5.42	5.35

VUL IV/VUL IV – ES

Option B — Payments for a specified period: We will make fixed monthly payments for any number of years you specify. Here are examples of monthly payments for each $1,000 placed under this option:

Payment Period (Years)	Monthly Payment per $1,000 Placed Under Option B
10	$9.61

15	6.87

20	5.51

25	4.71

30	4.18

We will furnish monthly amounts for other payment periods at your request, without charge.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	7

Option C — Lifetime income: We will base the amount of each monthly payment per $1,000 placed under this option on the table of settlement rates in effect at the time of the first payment. The amount depends on the sex and age of the payee on that date.

Option C Table

		Life Income per $1,000 with Payments Guaranteed for

Age Payee	Beginning in Year	5 Years		10 Years		15 Years
		Male	Female	Male	Female	Male	Female
65	2020	$5.03	$4.49	$4.94	$4.45	$4.78	$4.39

	2025	4.95	4.43	4.87	4.40	4.73	4.34

	2030	4.88	4.38	4.81	4.35	4.68	4.30

	2035	4.81	4.33	4.75	4.30	4.63	4.25

	2040	4.75	4.28	4.69	4.26	4.58	4.21

70	2020	5.81	5.10	5.61	5.03	5.30	4.88

	2025	5.71	5.03	5.53	4.96	5.24	4.83

	2030	5.61	4.95	5.45	4.89	5.18	4.77

	2035	5.52	4.89	5.37	4.83	5.13	4.72

	2040	5.43	4.82	5.29	4.77	5.07	4.67

75	2020	6.84	5.99	6.42	5.79	5.84	5.47

	2025	6.71	5.88	6.32	5.71	5.78	5.41

	2030	6.58	5.78	6.23	5.62	5.73	5.35

	2035	6.46	5.68	6.14	5.54	5.67	5.30

	2040	6.34	5.59	6.05	5.47	5.62	5.24

85	2020	10.00	8.98	8.27	7.83	6.68	6.57

	2025	9.79	8.78	8.19	7.74	6.67	6.54

	2030	9.60	8.59	8.11	7.64	6.65	6.52

	2035	9.41	8.42	8.03	7.55	6.63	6.49

	2040	9.23	8.25	7.95	7.46	6.61	6.47

The table above is based on the “1983 Individual Annuitant Mortality Table A” at 3% with 100% Projection Scale G. Settlement Rates for any year, age, or any combination of year, age and sex not shown above, will be calculated on the same basis as those rates shown in the table above. We will furnish such rates on request.

VUL 5/VUL 5 – ES

Option B — Payments for a specified period: We will make fixed monthly payments for any number of years you specify. Here are examples of monthly payments for each $1,000 placed under this option:

Payment Period (Years)	Monthly Payment per $1,000 Placed Under Option B
10	9.18

15	6.42

20	5.04

25	4.22

30	3.68

We will furnish monthly amounts for other payment periods at your request, without charge.

8	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Option C — Lifetime income: We will base the amount of each monthly payment per $1,000 placed under this option on the table of settlement rates in effect at the time of the first payment. The amount depends on the sex and age of the payee on that date.

Option C Table

		Life Income per $1,000 with Payments Guaranteed for

Age Payee	Beginning in Year	5 Years		10 Years		15 Years
		Male	Female	Male	Female	Male	Female
65	2025	4.39	3.97	4.32	3.94	4.19	3.88

	2035	4.25	3.86	4.19	3.84	4.08	3.79

	2040	4.18	3.81	4.13	3.79	4.03	3.74

75	2025	6.13	5.52	5.78	5.33	5.27	5.01

	2035	5.88	5.30	5.59	5.15	5.16	4.88

	2040	5.77	5.20	5.50	5.06	5.10	4.82

85	2025	9.20	8.56	7.68	7.40	6.18	6.10

	2035	8.81	8.16	7.50	7.20	6.14	6.05

	2040	8.63	7.97	7.42	7.10	6.12	6.02

The table above is based on the “Annuity 2000 Mortality Table” with 100% Projection Scale G at 2.00% annual effective interest rate. Settlement rates for any year, age, or any combination of year, age and sex not shown above, will be calculated on the same basis as those rates shown in the table above. We will furnish such rates upon request.

VUL 6

Option B — Payments for a specified period: We will make fixed monthly payments for any number of years you specify. Here are examples of monthly payments for each $1,000 placed under this option:

Payment Period (Years)	Monthly Payment per $1,000 Placed Under Option B
10	8.44
15	5.66

20	4.27

25	3.44

30	2.88

We will furnish monthly amounts for other payment periods at your request, without charge.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	9

Option C — Lifetime income: We will base the amount of each monthly payment per $1,000 placed under this option on the table of settlement rates in effect at the time of the first payment. The amount depends on the sex and age of the payee on that date.

Option C Table

		Life Income per $1,000 with Payments Guaranteed for

Age Payee	Beginning in Year	5 Years		10 Years		15 Years
		Male	Female	Male	Female	Male	Female
65	2020	$3.67	$3.27	$3.61	$3.25	$3.50	$3.19

	2025	3.60	3.21	3.55	3.19	3.44	3.14

	2030	3.53	3.16	3.48	3.14	3.39	3.09

	2035	3.46	3.10	3.42	3.08	3.34	3.05

	2040	3.40	3.05	3.37	3.04	3.29	3.00

70	2020	4.44	3.93	4.30	3.86	4.05	3.73

	2025	4.34	3.84	4.21	3.79	3.99	3.67

	2030	4.25	3.77	4.13	3.72	3.92	3.61

	2035	4.16	3.69	4.05	3.65	3.87	3.55

	2040	4.08	3.63	3.98	3.59	3.81	3.50

75	2020	5.46	4.85	5.13	4.68	4.63	4.36

	2025	5.33	4.74	5.03	4.58	4.57	4.30

	2030	5.20	4.63	4.93	4.49	4.51	4.23

	2035	5.08	4.53	4.84	4.40	4.45	4.17

	2040	4.97	4.43	4.75	4.32	4.39	4.11

85	2020	8.61	7.99	7.07	6.81	5.54	5.47

	2025	8.40	7.77	6.98	6.70	5.52	5.44

	2030	8.20	7.57	6.90	6.60	5.50	5.41

	2035	8.02	7.37	6.81	6.50	5.47	5.38

	2040	7.84	7.19	6.72	6.40	5.45	5.36

The table above is based on the “Annuity 2000 Mortality Table” with 100% Projection Scale G at 0.50% annual effective interest rate. Settlement rates for any combination of year, age and sex not shown above will be calculated on the same basis as those rates shown in the table above. We will furnish such rates upon request.

SVUL

Payment Period (Years)	Monthly Payment per $1,000 Placed Under Option B
10	8.44
15	5.66

20	4.27

25	3.44

30	2.88

We will furnish monthly amounts for other payment periods at your request, without charge.

10	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Option C — Lifetime income: We will base the amount of each monthly payment per $1,000 placed under this option on the table of settlement rates in effect at the time of the first payment. The amount depends on the sex and age of the payee on that date.

Option C Table

		Life Income per $1000 with Payments Guaranteed for

Age Payee	Beginning in Year	5 Year		10 Years		15 Years
		Male	Female	Male	Female	Male	Female
65	2025	$3.60	$3.21	$3.55	$3.19	$3.44	$3.14

	2030	3.53	3.16	3.48	3.14	3.39	3.09

	2035	3.46	3.10	3.42	3.08	3.34	3.05

	2040	3.40	3.05	3.37	3.04	3.29	3.00

	2045	3.35	3.01	3.31	2.99	3.24	2.96

70	2025	4.34	3.84	4.21	3.79	3.99	3.67

	2030	4.25	3.77	4.13	3.72	3.92	3.61

	2035	4.16	3.69	4.05	3.65	3.87	3.55

	2040	4.08	3.63	3.98	3.59	3.81	3.50

	2045	4.00	3.56	3.91	3.53	3.75	3.45

75	2025	5.33	4.74	5.03	4.58	4.57	4.30

	2030	5.20	4.63	4.93	4.49	4.51	4.23

	2035	5.08	4.53	4.84	4.40	4.45	4.17

	2040	4.97	4.43	4.75	4.32	4.39	4.11

	2045	4.87	4.34	4.67	4.24	4.34	4.05

85	2025	8.40	7.77	6.98	6.70	5.52	5.44

	2030	8.20	7.57	6.90	6.60	5.50	5.41

	2035	8.02	7.37	6.81	6.50	5.47	5.38

	2040	7.84	7.19	6.72	6.40	5.45	5.36

	2045	7.67	7.03	6.64	6.30	5.43	5.33

The table above is based on the “Annuity 2000 Mortality Table” with 100% Projection Scale G at 0.50% annual effective interest rate.

Independent Registered Public Accounting Firm

The consolidated financial statements of RiverSource Life Insurance Company and its subsidiaries as of December 31, 2020 and December 31, 2019 and for each of the three years in the period ended December 31, 2020 and the financial statements of each of the divisions of RiverSource Variable Life Separate Account as of December 31, 2020 and for the period then ended and the statement of changes in net assets for the period ended December 31, 2019 included in this Statement of Additional Information have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP provides accounting and auditing services to RiverSource Life and the variable account. PricewaterhouseCoopers LLP’s principal business address is 45 South Seventh Street, Suite 3400, Minneapolis MN 55402.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS OF RIVERSOURCE LIFE INSURANCE COMPANY AND

POLICY OWNERS OF RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Opinions on the Financial Statements

We have audited the accompanying statements of assets and liabilities of each of the divisions of RiverSource Variable Life Separate Account, as indicated in Note 1, sponsored by RiverSource Life Insurance Company, as of December 31, 2020, and the related statements of operations and of changes in net assets for each of the periods indicated in Note 1, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of each of the divisions of RiverSource Variable Life Separate Account as of December 31, 2020, and the results of each of their operations and the changes in each of their net assets for each of the periods indicated in Note 1, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinions

These financial statements are the responsibility of the RiverSource Life Insurance Company management. Our responsibility is to express an opinion on the financial statements of each of the divisions of the RiverSource Variable Life Separate Account based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to each of the divisions of the RiverSource Variable Life Separate Account in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of investments owned as of December 31, 2020 by correspondence with the transfer agent and investee mutual funds. We believe that our audits provide a reasonable basis for our opinions.

/s/ PricewaterhouseCoopers LLP

Minneapolis, Minnesota

April 21, 2021

We have served as the auditor of one or more of the divisions of RiverSource Variable Life Separate Account since 2010.

12	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Assets and Liabilities

December 31, 2020	AB VPS Dyn Asset Alloc, Cl B	AB VPS Gro & Inc, Cl B	AB VPS Intl Val, Cl B	AB VPS Lg Cap Gro, Cl A	AB VPS Lg Cap Gro, Cl B
Assets
Investments, at fair value(1),(2)	$504,336	$28,975,036	$38,291,441	$3,853,959	$60,424,022
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life for contract purchase payments	29	10,630	17,303	—	128,206
Receivable for share redemptions	78	13,760	28,053	11,756	20,601
Total assets	504,443	28,999,426	38,336,797	3,865,715	60,572,829

Liabilities
Payable to RiverSource Life for:
Mortality and expense risk fee	78	11,149	14,578	—	20,601
Minimum death benefit guarantee risk charge	—	—	—	—	—
Contract terminations	—	2,611	13,475	11,756	—
Payable for investments purchased	29	10,630	17,303	—	128,206
Total liabilities	107	24,390	45,356	11,756	148,807
Net assets applicable to Variable Life contracts in accumulation period	504,239	28,975,036	38,291,441	3,853,959	60,424,022
Net assets applicable to seed money	97	—	—	—	—
Total net assets	$504,336	$28,975,036	$38,291,441	$3,853,959	$60,424,022
(1) Investment shares	36,546	1,019,171	2,670,254	49,993	844,973
(2) Investments, at cost	$460,412	$28,767,202	$38,078,083	$3,317,945	$46,398,399

December 31, 2020 (continued)	ALPS Alerian Engy Infr, Class I	ALPS Alerian Engy Infr, Class III	AC VP Intl, Cl I	AC VP Intl, Cl II	AC VP Val, Cl I
Assets
Investments, at fair value(1),(2)	$173,553	$4,778,307	$15,929,719	$12,045,612	$50,998,658
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life for contract purchase payments	—	1,446	34,117	5,807	1,088
Receivable for share redemptions	—	29,358	7,437	4,076	58,803
Total assets	173,553	4,809,111	15,971,273	12,055,495	51,058,549

Liabilities
Payable to RiverSource Life for:
Mortality and expense risk fee	—	1,551	7,437	4,076	24,178
Minimum death benefit guarantee risk charge	—	—	—	—	—
Contract terminations	—	27,807	—	—	34,625
Payable for investments purchased	—	1,446	34,117	5,807	1,088
Total liabilities	—	30,804	41,554	9,883	59,891
Net assets applicable to Variable Life contracts in accumulation period	173,553	4,778,218	15,929,719	12,045,612	50,998,658
Net assets applicable to seed money	—	89	—	—	—
Total net assets	$173,553	$4,778,307	$15,929,719	$12,045,612	$50,998,658
(1) Investment shares	26,619	731,747	1,129,767	856,120	4,565,681
(2) Investments, at cost	$195,477	$6,104,194	$10,545,665	$9,213,912	$33,840,682

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	13

Statement of Assets and Liabilities

December 31, 2020 (continued)	AC VP Val, Cl II	BlackRock Global Alloc, Cl I	BlackRock Global Alloc, Cl III	Calvert VP SRI Bal, Cl I	Col VP Bal, Cl 1
Assets
Investments, at fair value(1),(2)	$30,988,059	$1,127,022	$13,454,878	$14,181,412	$3,200,834
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life for contract purchase payments	112	325	30,892	28,653	783
Receivable for share redemptions	39,465	—	4,085	6,169	—
Total assets	31,027,636	1,127,347	13,489,855	14,216,234	3,201,617

Liabilities
Payable to RiverSource Life for:
Mortality and expense risk fee	10,061	—	4,085	6,169	—
Minimum death benefit guarantee risk charge	—	—	—	—	—
Contract terminations	29,404	—	—	—	—
Payable for investments purchased	112	325	30,892	28,653	783
Total liabilities	39,577	325	34,977	34,822	783
Net assets applicable to Variable Life contracts in accumulation period	30,988,059	1,127,022	13,454,767	14,181,412	3,200,834
Net assets applicable to seed money	—	—	111	—	—
Total net assets	$30,988,059	$1,127,022	$13,454,878	$14,181,412	$3,200,834
(1) Investment shares	2,769,264	57,826	825,959	5,627,544	87,192
(2) Investments, at cost	$26,594,296	$1,011,158	$12,046,927	$12,136,487	$2,804,036

December 31, 2020 (continued)	Col VP Bal, Cl 3	Col VP Commodity Strategy, Cl 1	Col VP Commodity Strategy, Cl 2	Col VP Contrarian Core, Cl 1	Col VP Contrarian Core, Cl 2
Assets
Investments, at fair value(1),(2)	$221,527,999	$89,806	$260,219	$896,304	$4,880,695
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life for contract purchase payments	6,922	161	111	516	1,071
Receivable for share redemptions	171,825	—	—	—	—
Total assets	221,706,746	89,967	260,330	896,820	4,881,766

Liabilities
Payable to RiverSource Life for:
Mortality and expense risk fee	124,909	—	—	—	—
Minimum death benefit guarantee risk charge	905	—	—	—	—
Contract terminations	46,011	—	—	—	—
Payable for investments purchased	6,922	161	111	516	1,071
Total liabilities	178,747	161	111	516	1,071
Net assets applicable to Variable Life contracts in accumulation period	221,527,999	89,806	260,219	896,304	4,880,695
Net assets applicable to seed money	—	—	—	—	—
Total net assets	$221,527,999	$89,806	$260,219	$896,304	$4,880,695
(1) Investment shares	6,079,254	20,740	60,799	27,376	152,284
(2) Investments, at cost	$111,634,122	$87,139	$277,101	$745,638	$3,161,647

See accompanying notes to financial statements.

14	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Assets and Liabilities

December 31, 2020 (continued)	Col VP Disciplined Core, Cl 1	Col VP Disciplined Core, Cl 2	Col VP Disciplined Core, Cl 3	Col VP Divd Opp, Cl 1	Col VP Divd Opp, Cl 2
Assets
Investments, at fair value(1),(2)	$924,107	$2,757,225	$308,476,600	$1,152,402	$3,007,286
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life for contract purchase payments	435	4,349	7,170	149	1,363
Receivable for share redemptions	—	—	218,372	—	—
Total assets	924,542	2,761,574	308,702,142	1,152,551	3,008,649

Liabilities
Payable to RiverSource Life for:
Mortality and expense risk fee	—	—	187,928	—	—
Minimum death benefit guarantee risk charge	—	—	355	—	—
Contract terminations	—	—	30,089	—	—
Payable for investments purchased	435	4,349	7,170	149	1,363
Total liabilities	435	4,349	225,542	149	1,363
Net assets applicable to Variable Life contracts in accumulation period	924,107	2,757,225	308,476,600	1,152,402	3,007,286
Net assets applicable to seed money	—	—	—	—	—
Total net assets	$924,107	$2,757,225	$308,476,600	$1,152,402	$3,007,286
(1) Investment shares	13,840	42,399	4,683,823	38,503	103,272
(2) Investments, at cost	$795,717	$2,004,550	$101,024,713	$1,046,290	$2,366,608

December 31, 2020 (continued)	Col VP Divd Opp, Cl 3	Col VP Emerg Mkts Bond, Cl 1	Col VP Emerg Mkts Bond, Cl 2	Col VP Emer Mkts, Cl 1	Col VP Emer Mkts, Cl 2
Assets
Investments, at fair value(1),(2)	$184,016,165	$151,287	$682,860	$1,967,107	$9,029,048
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life for contract purchase payments	72,991	144	9	1,578	1,027
Receivable for share redemptions	77,608	—	—	—	—
Total assets	184,166,764	151,431	682,869	1,968,685	9,030,075

Liabilities
Payable to RiverSource Life for:
Mortality and expense risk fee	77,608	—	—	—	—
Minimum death benefit guarantee risk charge	—	—	—	—	—
Contract terminations	—	—	—	—	—
Payable for investments purchased	72,991	144	9	1,578	1,027
Total liabilities	150,599	144	9	1,578	1,027
Net assets applicable to Variable Life contracts in accumulation period	184,016,165	151,287	682,860	1,967,107	9,029,048
Net assets applicable to seed money	—	—	—	—	—
Total net assets	$184,016,165	$151,287	$682,860	$1,967,107	$9,029,048
(1) Investment shares	6,233,610	15,174	68,560	89,822	416,854
(2) Investments, at cost	$105,308,007	$145,338	$659,445	$1,624,549	$7,253,287

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	15

Statement of Assets and Liabilities

December 31, 2020 (continued)	Col VP Emer Mkts, Cl 3	Col VP Global Strategic Inc, Cl 2	Col VP Global Strategic Inc, Cl 3	Col VP Govt Money Mkt, Cl 1	Col VP Govt Money Mkt, Cl 2
Assets
Investments, at fair value(1),(2)	$62,312,007	$227,500	$20,342,820	$2,139,042	$7,048,760
Dividends receivable	—	—	—	1	2
Accounts receivable from RiverSource Life for contract purchase payments	32,459	604	19,054	226	7,069
Receivable for share redemptions	52,275	—	8,315	—	—
Total assets	62,396,741	228,104	20,370,189	2,139,269	7,055,831

Liabilities
Payable to RiverSource Life for:
Mortality and expense risk fee	25,468	—	8,315	—	—
Minimum death benefit guarantee risk charge	—	—	—	—	—
Contract terminations	26,807	—	—	—	—
Payable for investments purchased	32,459	604	19,054	226	7,069
Total liabilities	84,734	604	27,369	226	7,069
Net assets applicable to Variable Life contracts in accumulation period	62,312,007	227,500	20,342,820	2,139,043	7,048,762
Net assets applicable to seed money	—	—	—	—	—
Total net assets	$62,312,007	$227,500	$20,342,820	$2,139,043	$7,048,762
(1) Investment shares	2,858,349	25,677	2,272,941	2,139,042	7,048,760
(2) Investments, at cost	$47,199,816	$230,879	$22,444,180	$2,139,042	$7,048,760

December 31, 2020 (continued)	Col VP Govt Money Mkt, Cl 3	Col VP Hi Yield Bond, Cl 1	Col VP Hi Yield Bond, Cl 2	Col VP Hi Yield Bond, Cl 3	Col VP Inc Opp, Cl 1
Assets
Investments, at fair value(1),(2)	$49,384,137	$552,067	$1,986,375	$51,630,050	$319,597
Dividends receivable	14	—	—	—	—
Accounts receivable from RiverSource Life for contract purchase payments	59,845	—	550	45,627	9
Receivable for share redemptions	162,931	—	—	36,042	—
Total assets	49,606,927	552,067	1,986,925	51,711,719	319,606

Liabilities
Payable to RiverSource Life for:
Mortality and expense risk fee	21,286	—	—	21,710	—
Minimum death benefit guarantee risk charge	35	—	—	—	—
Contract terminations	141,610	—	—	14,332	—
Payable for investments purchased	59,845	—	550	45,627	9
Total liabilities	222,776	—	550	81,669	9
Net assets applicable to Variable Life contracts in accumulation period	49,382,090	552,067	1,986,375	51,630,050	319,597
Net assets applicable to seed money	2,061	—	—	—	—
Total net assets	$49,384,151	$552,067	$1,986,375	$51,630,050	$319,597
(1) Investment shares	49,384,137	80,359	292,544	7,537,234	41,452
(2) Investments, at cost	$49,383,949	$537,969	$1,928,895	$51,148,190	$306,743

See accompanying notes to financial statements.

16	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Assets and Liabilities

December 31, 2020 (continued)	Col VP Inc Opp, Cl 2	Col VP Inc Opp, Cl 3	Col VP Inter Bond, Cl 1	Col VP Inter Bond, Cl 2	Col VP Inter Bond, Cl 3
Assets
Investments, at fair value(1),(2)	$1,089,042	$18,315,065	$1,098,490	$3,040,136	$112,164,489
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life for contract purchase payments	2,629	6,632	6,700	152	139,736
Receivable for share redemptions	—	8,764	—	—	50,541
Total assets	1,091,671	18,330,461	1,105,190	3,040,288	112,354,766

Liabilities
Payable to RiverSource Life for:
Mortality and expense risk fee	—	7,958	—	—	50,408
Minimum death benefit guarantee risk charge	—	—	—	—	117
Contract terminations	—	806	—	—	16
Payable for investments purchased	2,629	6,632	6,700	152	139,736
Total liabilities	2,629	15,396	6,700	152	190,277
Net assets applicable to Variable Life contracts in accumulation period	1,089,042	18,315,065	1,098,490	3,040,136	112,164,489
Net assets applicable to seed money	—	—	—	—	—
Total net assets	$1,089,042	$18,315,065	$1,098,490	$3,040,136	$112,164,489
(1) Investment shares	142,173	2,363,234	95,272	264,820	9,719,626
(2) Investments, at cost	$1,083,514	$19,013,330	$1,047,324	$2,855,125	$103,517,690

December 31, 2020 (continued)	Col VP Lg Cap Gro, Cl 1	Col VP Lg Cap Gro, Cl 2	Col VP Lg Cap Gro, Cl 3	Col VP Lg Cap Index, Cl 1	Col VP Lg Cap Index, Cl 3
Assets
Investments, at fair value(1),(2)	$1,684,385	$5,933,734	$83,570,210	$6,120,076	$132,339,257
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life for contract purchase payments	17,353	721	87,123	1,653	6,189
Receivable for share redemptions	—	—	34,828	—	247,860
Total assets	1,701,738	5,934,455	83,692,161	6,121,729	132,593,306

Liabilities
Payable to RiverSource Life for:
Mortality and expense risk fee	—	—	34,828	—	51,314
Minimum death benefit guarantee risk charge	—	—	—	—	—
Contract terminations	—	—	—	—	196,546
Payable for investments purchased	17,353	721	87,123	1,653	6,189
Total liabilities	17,353	721	121,951	1,653	254,049
Net assets applicable to Variable Life contracts in accumulation period	1,684,385	5,933,734	83,570,210	6,120,076	132,339,257
Net assets applicable to seed money	—	—	—	—	—
Total net assets	$1,684,385	$5,933,734	$83,570,210	$6,120,076	$132,339,257
(1) Investment shares	57,137	206,678	2,869,856	200,199	4,377,746
(2) Investments, at cost	$1,376,128	$3,583,601	$34,354,340	$5,128,605	$70,103,147

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	17

Statement of Assets and Liabilities

December 31, 2020 (continued)	Col VP Limited Duration Cr, Cl 1	Col VP Limited Duration Cr, Cl 2	Col VP Long Govt/Cr Bond, Cl 1	Col VP Long Govt/Cr Bond, Cl 2	Col VP Mid Cap Gro, Cl 1
Assets
Investments, at fair value(1),(2)	$272,844	$14,161,171	$114,982	$215,891	$1,177,147
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life for contract purchase payments	—	130,150	—	3,356	262
Receivable for share redemptions	—	5,413	—	—	—
Total assets	272,844	14,296,734	114,982	219,247	1,177,409

Liabilities
Payable to RiverSource Life for:
Mortality and expense risk fee	—	5,413	—	—	—
Minimum death benefit guarantee risk charge	—	—	—	—	—
Contract terminations	—	—	—	—	—
Payable for investments purchased	—	130,150	—	3,356	262
Total liabilities	—	135,563	—	3,356	262
Net assets applicable to Variable Life contracts in accumulation period	272,844	14,161,084	114,982	215,891	1,177,147
Net assets applicable to seed money	—	87	—	—	—
Total net assets	$272,844	$14,161,171	$114,982	$215,891	$1,177,147
(1) Investment shares	27,122	1,414,702	9,288	17,495	26,182
(2) Investments, at cost	$269,097	$13,782,595	$109,330	$189,400	$912,104

December 31, 2020 (continued)	Col VP Mid Cap Gro, Cl 2	Col VP Mid Cap Gro, Cl 3	Col VP Overseas Core, Cl 1	Col VP Overseas Core, Cl 2	Col VP Overseas Core, Cl 3
Assets
Investments, at fair value(1),(2)	$2,745,760	$25,489,847	$466,637	$2,277,404	$61,801,267
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life for contract purchase payments	—	20,649	—	724	7,293
Receivable for share redemptions	159	10,595	12,546	—	48,331
Total assets	2,745,919	25,521,091	479,183	2,278,128	61,856,891

Liabilities
Payable to RiverSource Life for:
Mortality and expense risk fee	—	10,590	—	—	37,596
Minimum death benefit guarantee risk charge	—	—	—	—	—
Contract terminations	159	5	12,546	—	10,735
Payable for investments purchased	—	20,649	—	724	7,293
Total liabilities	159	31,244	12,546	724	55,624
Net assets applicable to Variable Life contracts in accumulation period	2,745,760	25,489,847	466,637	2,277,404	61,801,267
Net assets applicable to seed money	—	—	—	—	—
Total net assets	$2,745,760	$25,489,847	$466,637	$2,277,404	$61,801,267
(1) Investment shares	62,660	574,484	32,908	161,633	4,367,581
(2) Investments, at cost	$1,660,959	$12,349,932	$418,012	$2,105,108	$48,033,388

See accompanying notes to financial statements.

18	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Assets and Liabilities

December 31, 2020 (continued)	Col VP Select Lg Cap Val, Cl 1	Col VP Select Lg Cap Val, Cl 2	Col VP Select Lg Cap Val, Cl 3	Col VP Select Mid Cap Val, Cl 1	Col VP Select Mid Cap Val, Cl 2
Assets
Investments, at fair value(1),(2)	$527,806	$2,373,867	$19,127,934	$326,501	$2,578,404
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life for contract purchase payments	—	2,394	15,584	1,409	4,601
Receivable for share redemptions	15,638	—	47,006	—	—
Total assets	543,444	2,376,261	19,190,524	327,910	2,583,005

Liabilities
Payable to RiverSource Life for:
Mortality and expense risk fee	—	—	8,115	—	—
Minimum death benefit guarantee risk charge	—	—	—	—	—
Contract terminations	15,638	—	38,891	—	—
Payable for investments purchased	—	2,394	15,584	1,409	4,601
Total liabilities	15,638	2,394	62,590	1,409	4,601
Net assets applicable to Variable Life contracts in accumulation period	527,806	2,373,867	19,127,934	326,501	2,578,404
Net assets applicable to seed money	—	—	—	—	—
Total net assets	$527,806	$2,373,867	$19,127,934	$326,501	$2,578,404
(1) Investment shares	17,813	82,226	654,618	11,715	94,759
(2) Investments, at cost	$465,480	$1,772,944	$14,182,840	$262,584	$1,879,442

December 31, 2020 (continued)	Col VP Select Mid Cap Val, Cl 3	Col VP Select Sm Cap Val, Cl 1	Col VP Select Sm Cap Val, Cl 2	Col VP Select Sm Cap Val, Cl 3	Col VP Strategic Inc, Cl 1
Assets
Investments, at fair value(1),(2)	$13,386,274	$340,151	$1,481,504	$15,664,216	$928,381
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life for contract purchase payments	95	—	259	—	21,372
Receivable for share redemptions	17,448	—	—	32,096	—
Total assets	13,403,817	340,151	1,481,763	15,696,312	949,753

Liabilities
Payable to RiverSource Life for:
Mortality and expense risk fee	5,458	—	—	6,673	—
Minimum death benefit guarantee risk charge	—	—	—	—	—
Contract terminations	11,990	—	—	25,423	—
Payable for investments purchased	95	—	259	—	21,372
Total liabilities	17,543	—	259	32,096	21,372
Net assets applicable to Variable Life contracts in accumulation period	13,386,274	340,151	1,481,504	15,664,216	928,381
Net assets applicable to seed money	—	—	—	—	—
Total net assets	$13,386,274	$340,151	$1,481,504	$15,664,216	$928,381
(1) Investment shares	486,067	12,451	55,654	580,586	210,996
(2) Investments, at cost	$9,225,949	$280,894	$1,186,217	$9,832,381	$896,241

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	19

Statement of Assets and Liabilities

December 31, 2020 (continued)	Col VP Strategic Inc, Cl 2	Col VP US Govt Mtge, Cl 1	Col VP US Govt Mtge, Cl 2	Col VP US Govt Mtge, Cl 3	CS Commodity Return
Assets
Investments, at fair value(1),(2)	$2,563,400	$96,626	$571,992	$22,822,652	$5,090,093
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life for contract purchase payments	7,397	12,735	1,367	25,352	7,067
Receivable for share redemptions	—	—	—	9,915	5,749
Total assets	2,570,797	109,361	573,359	22,857,919	5,102,909

Liabilities
Payable to RiverSource Life for:
Mortality and expense risk fee	—	—	—	9,858	2,094
Minimum death benefit guarantee risk charge	—	—	—	57	—
Contract terminations	—	—	—	—	3,655
Payable for investments purchased	7,397	12,735	1,367	25,352	7,067
Total liabilities	7,397	12,735	1,367	35,267	12,816
Net assets applicable to Variable Life contracts in accumulation period	2,563,400	96,626	571,992	22,822,652	5,090,093
Net assets applicable to seed money	—	—	—	—	—
Total net assets	$2,563,400	$96,626	$571,992	$22,822,652	$5,090,093
(1) Investment shares	587,936	8,922	52,962	2,107,355	1,505,945
(2) Investments, at cost	$2,492,091	$96,049	$561,523	$22,097,771	$7,046,409

December 31, 2020 (continued)	CTIVP AC Div Bond, Cl 1	CTIVP AC Div Bond, Cl 2	CTIVP BR Gl Infl Prot Sec, Cl 1	CTIVP BR Gl Infl Prot Sec, Cl 2	CTIVP BR Gl Infl Prot Sec, Cl 3
Assets
Investments, at fair value(1),(2)	$356,234	$313,911	$98,333	$855,912	$12,147,064
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life for contract purchase payments	—	—	—	1,225	3,858
Receivable for share redemptions	—	—	—	—	5,017
Total assets	356,234	313,911	98,333	857,137	12,155,939

Liabilities
Payable to RiverSource Life for:
Mortality and expense risk fee	—	—	—	—	4,997
Minimum death benefit guarantee risk charge	—	—	—	—	—
Contract terminations	—	—	—	—	20
Payable for investments purchased	—	—	—	1,225	3,858
Total liabilities	—	—	—	1,225	8,875
Net assets applicable to Variable Life contracts in accumulation period	356,234	313,911	98,333	855,912	12,147,064
Net assets applicable to seed money	—	—	—	—	—
Total net assets	$356,234	$313,911	$98,333	$855,912	$12,147,064
(1) Investment shares	30,395	26,922	16,280	145,316	2,024,511
(2) Investments, at cost	$345,369	$296,106	$96,756	$816,394	$12,355,105

See accompanying notes to financial statements.

20	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Assets and Liabilities

December 31, 2020 (continued)	CTIVP CenterSquare Real Est, Cl 1	CTIVP CenterSquare Real Est, Cl 2	CTIVP Lazard Intl Eq Adv, Cl 1	CTIVP Lazard Intl Eq Adv, Cl 2	CTIVP Loomis Sayles Gro, Cl 1
Assets
Investments, at fair value(1),(2)	$657,876	$1,943,868	$1,148,916	$2,969,867	$730,341
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life for contract purchase payments	774	3,498	8	1,656	4
Receivable for share redemptions	—	—	—	—	—
Total assets	658,650	1,947,366	1,148,924	2,971,523	730,345

Liabilities
Payable to RiverSource Life for:
Mortality and expense risk fee	—	—	—	—	—
Minimum death benefit guarantee risk charge	—	—	—	—	—
Contract terminations	—	—	—	—	—
Payable for investments purchased	774	3,498	8	1,656	4
Total liabilities	774	3,498	8	1,656	4
Net assets applicable to Variable Life contracts in accumulation period	657,876	1,943,868	1,148,916	2,969,867	730,341
Net assets applicable to seed money	—	—	—	—	—
Total net assets	$657,876	$1,943,868	$1,148,916	$2,969,867	$730,341
(1) Investment shares	82,856	246,684	99,559	258,025	14,742
(2) Investments, at cost	$685,344	$2,167,424	$1,028,745	$2,745,214	$599,962

December 31, 2020 (continued)	CTIVP Loomis Sayles Gro, Cl 2	CTIVP LA Capital Lg Cap Gro, Cl 1	CTIVP LA Capital Lg Cap Gro, Cl 2	CTIVP MFS Val, Cl 1	CTIVP MFS Val, Cl 2
Assets
Investments, at fair value(1),(2)	$2,636,810	$282,628	$1,096,621	$1,821,009	$4,558,781
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life for contract purchase payments	1,056	—	870	1,149	6,466
Receivable for share redemptions	—	—	—	—	—
Total assets	2,637,866	282,628	1,097,491	1,822,158	4,565,247

Liabilities
Payable to RiverSource Life for:
Mortality and expense risk fee	—	—	—	—	—
Minimum death benefit guarantee risk charge	—	—	—	—	—
Contract terminations	—	—	—	—	—
Payable for investments purchased	1,056	—	870	1,149	6,466
Total liabilities	1,056	—	870	1,149	6,466
Net assets applicable to Variable Life contracts in accumulation period	2,636,810	282,628	1,096,621	1,821,009	4,558,781
Net assets applicable to seed money	—	—	—	—	—
Total net assets	$2,636,810	$282,628	$1,096,621	$1,821,009	$4,558,781
(1) Investment shares	54,638	5,909	23,558	60,298	154,903
(2) Investments, at cost	$1,736,249	$229,226	$740,353	$1,649,619	$3,658,831
See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	21

Statement of Assets and Liabilities

December 31, 2020 (continued)	CTIVP MS Adv, Cl 1	CTIVP MS Adv, Cl 2	CTIVP T Rowe Price LgCap Val, Cl 1	CTIVP T Rowe Price LgCap Val, Cl 2	CTIVP TCW Core Plus Bond, Cl 1
Assets
Investments, at fair value(1),(2)	$2,066,389	$5,082,449	$743,926	$1,360,182	$451,473
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life for contract purchase payments	1,077	621	286	337	9
Receivable for share redemptions	—	—	—	—	—
Total assets	2,067,466	5,083,070	744,212	1,360,519	451,482

Liabilities
Payable to RiverSource Life for:
Mortality and expense risk fee	—	—	—	—	—
Minimum death benefit guarantee risk charge	—	—	—	—	—
Contract terminations	—	—	—	—	—
Payable for investments purchased	1,077	621	286	337	9
Total liabilities	1,077	621	286	337	9
Net assets applicable to Variable Life contracts in accumulation period	2,066,389	5,082,449	743,926	1,360,182	451,473
Net assets applicable to seed money	—	—	—	—	—
Total net assets	$2,066,389	$5,082,449	$743,926	$1,360,182	$451,473
(1) Investment shares	33,025	83,415	27,666	51,955	39,190
(2) Investments, at cost	$1,599,774	$3,240,567	$626,897	$1,096,068	$443,057

December 31, 2020 (continued)	CTIVP TCW Core Plus Bond, Cl 2	CTIVP Vty Sycamore Estb Val, Cl 1	CTIVP Vty Sycamore Estb Val, Cl 2	CTIVP Vty Sycamore Estb Val, Cl 3	CTIVP WF Short Duration Govt, Cl 1
Assets
Investments, at fair value(1),(2)	$546,599	$1,262,673	$4,787,587	$25,714,431	$471,532
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life for contract purchase payments	—	—	1,112	13,688	—
Receivable for share redemptions	—	6,162	—	41,117	7,000
Total assets	546,599	1,268,835	4,788,699	25,769,236	478,532

Liabilities
Payable to RiverSource Life for:
Mortality and expense risk fee	—	—	—	10,898	—
Minimum death benefit guarantee risk charge	—	—	—	—	—
Contract terminations	—	6,162	—	30,219	7,000
Payable for investments purchased	—	—	1,112	13,688	—
Total liabilities	—	6,162	1,112	54,805	7,000
Net assets applicable to Variable Life contracts in accumulation period	546,599	1,262,673	4,787,587	25,714,431	471,532
Net assets applicable to seed money	—	—	—	—	—
Total net assets	$546,599	$1,262,673	$4,787,587	$25,714,431	$471,532
(1) Investment shares	47,655	38,543	149,987	794,882	45,691
(2) Investments, at cost	$531,852	$1,087,033	$3,615,807	$18,652,546	$471,277

See accompanying notes to financial statements.

22	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Assets and Liabilities

December 31, 2020 (continued)	CTIVP WF Short Duration Govt, Cl 2	CTIVP Westfield Mid Cap Gro, Cl 1	CTIVP Westfield Mid Cap Gro, Cl 2	DWS Alt Asset Alloc VIP, Cl A	DWS Alt Asset Alloc VIP, Cl B
Assets
Investments, at fair value(1),(2)	$401,934	$369,310	$1,946,504	$147,183	$2,216,494
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life for contract purchase payments	—	26	—	115	69
Receivable for share redemptions	—	—	615	—	639
Total assets	401,934	369,336	1,947,119	147,298	2,217,202

Liabilities
Payable to RiverSource Life for:
Mortality and expense risk fee	—	—	—	—	639
Minimum death benefit guarantee risk charge	—	—	—	—	—
Contract terminations	—	—	615	—	—
Payable for investments purchased	—	26	—	115	69
Total liabilities	—	26	615	115	708
Net assets applicable to Variable Life contracts in accumulation period	401,934	369,310	1,946,504	147,183	2,216,412
Net assets applicable to seed money	—	—	—	—	82
Total net assets	$401,934	$369,310	$1,946,504	$147,183	$2,216,494
(1) Investment shares	39,137	9,001	48,772	10,743	162,024
(2) Investments, at cost	$403,111	$287,689	$1,143,228	$139,788	$2,095,833

December 31, 2020 (continued)	EV VT Floating-Rate Inc, Init Cl	Fid VIP Contrafund, Init Cl	Fid VIP Contrafund, Serv Cl 2	Fid VIP Gro & Inc, Serv Cl	Fid VIP Gro & Inc, Serv Cl 2
Assets
Investments, at fair value(1),(2)	$14,701,013	$3,448,551	$130,869,728	$49,950,391	$34,235,745
Dividends receivable	36,726	—	—	—	—
Accounts receivable from RiverSource Life for contract purchase payments	7,894	—	24,516	10,441	140
Receivable for share redemptions	12,000	3,930	90,104	46,496	18,772
Total assets	14,757,633	3,452,481	130,984,348	50,007,328	34,254,657

Liabilities
Payable to RiverSource Life for:
Mortality and expense risk fee	6,318	—	49,802	23,396	12,266
Minimum death benefit guarantee risk charge	—	—	—	—	—
Contract terminations	5,683	3,930	40,302	23,100	6,506
Payable for investments purchased	44,619	—	24,516	10,441	140
Total liabilities	56,620	3,930	114,620	56,937	18,912
Net assets applicable to Variable Life contracts in accumulation period	14,701,013	3,448,551	130,869,728	49,950,391	34,235,745
Net assets applicable to seed money	—	—	—	—	—
Total net assets	$14,701,013	$3,448,551	$130,869,728	$49,950,391	$34,235,745
(1) Investment shares	1,628,019	71,591	2,800,551	2,258,155	1,576,231
(2) Investments, at cost	$14,912,889	$2,886,269	$87,245,984	$35,965,568	$30,389,091

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	23

Statement of Assets and Liabilities

December 31, 2020 (continued)	Fid VIP Mid Cap, Init Cl	Fid VIP Mid Cap, Serv Cl	Fid VIP Mid Cap, Serv Cl 2	Fid VIP Overseas, Serv Cl	Fid VIP Overseas, Serv Cl 2
Assets
Investments, at fair value(1),(2)	$1,708,576	$96,411,476	$85,662,932	$19,635,993	$18,329,983
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life for contract purchase payments	—	1,007	2,692	43,543	6,264
Receivable for share redemptions	2,251	75,858	55,784	9,328	11,844
Total assets	1,710,827	96,488,341	85,721,408	19,688,864	18,348,091

Liabilities
Payable to RiverSource Life for:
Mortality and expense risk fee	—	46,457	27,925	9,328	6,312
Minimum death benefit guarantee risk charge	—	—	—	—	—
Contract terminations	2,251	29,401	27,859	—	5,532
Payable for investments purchased	—	1,007	2,692	43,543	6,264
Total liabilities	2,251	76,865	58,476	52,871	18,108
Net assets applicable to Variable Life contracts in accumulation period	1,708,576	96,411,476	85,662,932	19,635,993	18,329,983
Net assets applicable to seed money	—	—	—	—	—
Total net assets	$1,708,576	$96,411,476	$85,662,932	$19,635,993	$18,329,983
(1) Investment shares	44,126	2,518,586	2,297,209	743,788	698,285
(2) Investments, at cost	$1,378,751	$76,764,930	$76,217,977	$13,451,291	$14,235,190

December 31, 2020 (continued)	Fid VIP Strategic Inc, Init Cl	Fid VIP Strategic Inc, Serv Cl 2	Frank Global Real Est, Cl 2	Frank Inc, Cl 1	Frank Inc, Cl 2
Assets
Investments, at fair value(1),(2)	$650,467	$1,881,433	$40,414,447	$193,900	$5,263,070
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life for contract purchase payments	852	3,572	41,033	729	5,461
Receivable for share redemptions	—	—	16,600	—	4,797
Total assets	651,319	1,885,005	40,472,080	194,629	5,273,328

Liabilities
Payable to RiverSource Life for:
Mortality and expense risk fee	—	—	16,600	—	1,845
Minimum death benefit guarantee risk charge	—	—	—	—	—
Contract terminations	—	—	—	—	2,952
Payable for investments purchased	852	3,572	41,033	729	5,461
Total liabilities	852	3,572	57,633	729	10,258
Net assets applicable to Variable Life contracts in accumulation period	650,467	1,881,433	40,414,447	193,900	5,262,978
Net assets applicable to seed money	—	—	—	—	92
Total net assets	$650,467	$1,881,433	$40,414,447	$193,900	$5,263,070
(1) Investment shares	55,078	161,082	2,844,085	12,390	349,938
(2) Investments, at cost	$646,189	$1,833,336	$41,815,757	$190,802	$5,348,851

See accompanying notes to financial statements.

24	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Assets and Liabilities

December 31, 2020 (continued)	Frank Mutual Shares, Cl 1	Frank Mutual Shares, Cl 2	Frank Sm Cap Val, Cl 1	Frank Sm Cap Val, Cl 2	GS VIT Mid Cap Val, Inst
Assets
Investments, at fair value(1),(2)	$88,737	$16,017,262	$1,099,356	$40,047,949	$82,944,043
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life for contract purchase payments	2	3,111	—	8,942	—
Receivable for share redemptions	—	7,380	586	48,351	131,245
Total assets	88,739	16,027,753	1,099,942	40,105,242	83,075,288

Liabilities
Payable to RiverSource Life for:
Mortality and expense risk fee	—	5,778	—	15,173	35,609
Minimum death benefit guarantee risk charge	—	—	—	—	—
Contract terminations	—	1,602	586	33,178	95,636
Payable for investments purchased	2	3,111	—	8,942	—
Total liabilities	2	10,491	586	57,293	131,245
Net assets applicable to Variable Life contracts in accumulation period	88,737	16,017,262	1,099,356	40,047,949	82,944,043
Net assets applicable to seed money	—	—	—	—	—
Total net assets	$88,737	$16,017,262	$1,099,356	$40,047,949	$82,944,043
(1) Investment shares	5,241	965,477	72,326	2,761,928	4,813,932
(2) Investments, at cost	$88,721	$18,511,234	$969,765	$44,514,680	$74,000,440

December 31, 2020 (continued)	GS VIT Multi-Strategy Alt, Advisor	GS VIT Sm Cap Eq Insights, Inst	GS VIT U.S. Eq Insights, Inst	Inv Opp VI Dis Mid Cap Gro, Ser I	Invesco Opp VI Global, Ser I
Assets
Investments, at fair value(1),(2)	$1,207,438	$6,147,014	$53,951,626	$16,653,586	$887,818
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life for contract purchase payments	517	—	4,787	55,185	13
Receivable for share redemptions	296	4,151	30,750	11,927	—
Total assets	1,208,251	6,151,165	53,987,163	16,720,698	887,831

Liabilities
Payable to RiverSource Life for:
Mortality and expense risk fee	296	2,970	23,503	7,137	—
Minimum death benefit guarantee risk charge	—	—	—	—	—
Contract terminations	—	1,181	7,247	4,790	—
Payable for investments purchased	517	—	4,787	55,185	13
Total liabilities	813	4,151	35,537	67,112	13
Net assets applicable to Variable Life contracts in accumulation period	1,207,360	6,147,014	53,951,626	16,653,586	887,818
Net assets applicable to seed money	78	—	—	—	—
Total net assets	$1,207,438	$6,147,014	$53,951,626	$16,653,586	$887,818
(1) Investment shares	128,178	454,997	2,686,834	155,743	17,034
(2) Investments, at cost	$1,165,752	$5,650,600	$43,714,925	$12,204,279	$744,423

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	25

Statement of Assets and Liabilities

December 31, 2020 (continued)	Invesco Opp VI Global, Ser II	Inves Opp VI Gbl Strat Inc, Ser I	Inves Opp VI Gbl Strat Inc, Ser II	Inves Opp VI Mn St Sm Cap, Ser I	Inves Opp VI Mn St Sm Cap, Ser II
Assets
Investments, at fair value(1),(2)	$30,817,129	$85,301	$35,774,339	$868,228	$27,277,211
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life for contract purchase payments	46,313	180	33,585	—	2,935
Receivable for share redemptions	12,711	—	14,862	6,175	115,781
Total assets	30,876,153	85,481	35,822,786	874,403	27,395,927

Liabilities
Payable to RiverSource Life for:
Mortality and expense risk fee	11,659	—	14,862	—	9,391
Minimum death benefit guarantee risk charge	—	—	—	—	—
Contract terminations	1,052	—	—	6,175	106,390
Payable for investments purchased	46,313	180	33,585	—	2,935
Total liabilities	59,024	180	48,447	6,175	118,716
Net assets applicable to Variable Life contracts in accumulation period	30,817,129	85,301	35,774,339	868,228	27,277,211
Net assets applicable to seed money	—	—	—	—	—
Total net assets	$30,817,129	$85,301	$35,774,339	$868,228	$27,277,211
(1) Investment shares	600,022	17,624	7,154,868	31,664	1,013,646
(2) Investments, at cost	$24,310,730	$84,424	$37,403,098	$700,028	$23,340,345

December 31, 2020 (continued)	Invesco VI Am Fran, Ser I	Invesco VI Am Fran, Ser II	Invesco VI Bal Risk Alloc, Ser I	Invesco VI Bal Risk Alloc, Ser II	Invesco VI Comstock, Ser II
Assets
Investments, at fair value(1),(2)	$18,978,338	$16,970,274	$165,660	$6,778,240	$6,735,948
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life for contract purchase payments	32,686	14,711	447	4,352	—
Receivable for share redemptions	8,636	6,040	—	2,437	5,024
Total assets	19,019,660	16,991,025	166,107	6,785,029	6,740,972

Liabilities
Payable to RiverSource Life for:
Mortality and expense risk fee	8,636	6,040	—	2,437	2,909
Minimum death benefit guarantee risk charge	—	—	—	—	—
Contract terminations	—	—	—	—	2,115
Payable for investments purchased	32,686	14,711	447	4,352	—
Total liabilities	41,322	20,751	447	6,789	5,024
Net assets applicable to Variable Life contracts in accumulation period	18,978,338	16,970,274	165,660	6,778,139	6,735,948
Net assets applicable to seed money	—	—	—	101	—
Total net assets	$18,978,338	$16,970,274	$165,660	$6,778,240	$6,735,948
(1) Investment shares	213,000	201,284	15,807	658,721	419,163
(2) Investments, at cost	$11,868,931	$11,974,583	$164,800	$7,013,775	$6,968,170

See accompanying notes to financial statements.

26	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Assets and Liabilities

December 31, 2020 (continued)	Invesco VI Core Eq, Ser I	Invesco VI Div Divd, Ser I	Invesco VI Intl Gro, Ser II	Invesco VI Tech, Ser I	Ivy VIP Asset Strategy, Cl II
Assets
Investments, at fair value(1),(2)	$106,410,529	$18,342,335	$24,077,055	$20,536,478	$2,193,854
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life for contract purchase payments	1,166	—	1,860	55,774	4,059
Receivable for share redemptions	95,267	14,157	73,921	8,401	553
Total assets	106,506,962	18,356,492	24,152,836	20,600,653	2,198,466

Liabilities
Payable to RiverSource Life for:
Mortality and expense risk fee	63,285	7,482	10,187	8,401	553
Minimum death benefit guarantee risk charge	—	—	—	—	—
Contract terminations	31,982	6,675	63,734	—	—
Payable for investments purchased	1,166	—	1,860	55,774	4,059
Total liabilities	96,433	14,157	75,781	64,175	4,612
Net assets applicable to Variable Life contracts in accumulation period	106,410,529	18,342,335	24,077,055	20,536,478	2,193,756
Net assets applicable to seed money	—	—	—	—	98
Total net assets	$106,410,529	$18,342,335	$24,077,055	$20,536,478	$2,193,854
(1) Investment shares	3,496,895	713,155	574,906	561,874	210,091
(2) Investments, at cost	$99,985,441	$17,569,755	$19,069,917	$14,007,429	$1,984,267

December 31, 2020 (continued)	Janus Henderson VIT Bal, Inst	Janus Henderson VIT Bal, Serv	Janus Henderson VIT Enter, Serv	Janus Henderson VIT Flex Bd, Inst	Janus Henderson VIT Flex Bd, Serv
Assets
Investments, at fair value(1),(2)	$2,497,254	$4,179,805	$23,988,855	$277,006	$793,583
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life for contract purchase payments	235	3,343	—	9	780
Receivable for share redemptions	—	—	18,054	—	—
Total assets	2,497,489	4,183,148	24,006,909	277,015	794,363

Liabilities
Payable to RiverSource Life for:
Mortality and expense risk fee	—	—	10,939	—	—
Minimum death benefit guarantee risk charge	—	—	—	—	—
Contract terminations	—	—	7,115	—	—
Payable for investments purchased	235	3,343	—	9	780
Total liabilities	235	3,343	18,054	9	780
Net assets applicable to Variable Life contracts in accumulation period	2,497,254	4,179,805	23,988,855	277,006	793,583
Net assets applicable to seed money	—	—	—	—	—
Total net assets	$2,497,254	$4,179,805	$23,988,855	$277,006	$793,583
(1) Investment shares	57,303	90,668	274,284	21,726	56,766
(2) Investments, at cost	$2,241,063	$3,506,662	$15,557,689	$272,158	$749,380

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	27

Statement of Assets and Liabilities

December 31, 2020 (continued)	Janus Hend VIT Gbl Tech Innov, Srv	Janus Henderson VIT Overseas, Serv	Janus Henderson VIT Res, Inst	Janus Henderson VIT Res, Serv	Lazard Ret Global Dyn MA, Inv
Assets
Investments, at fair value(1),(2)	$53,738,726	$37,284,102	$464,200	$15,838,638	$197,882
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life for contract purchase payments	32,649	—	14,506	5,482	—
Receivable for share redemptions	22,495	27,174	—	72,711	—
Total assets	53,793,870	37,311,276	478,706	15,916,831	197,882

Liabilities
Payable to RiverSource Life for:
Mortality and expense risk fee	22,495	15,867	—	5,788	—
Minimum death benefit guarantee risk charge	—	—	—	—	—
Contract terminations	—	11,307	—	66,923	—
Payable for investments purchased	32,649	—	14,506	5,482	—
Total liabilities	55,144	27,174	14,506	78,193	—
Net assets applicable to Variable Life contracts in accumulation period	53,738,726	37,284,102	464,200	15,838,638	197,882
Net assets applicable to seed money	—	—	—	—	—
Total net assets	$53,738,726	$37,284,102	$464,200	$15,838,638	$197,882
(1) Investment shares	2,621,401	1,019,248	9,406	331,491	14,625
(2) Investments, at cost	$28,781,275	$35,893,075	$383,863	$11,270,338	$190,577

December 31, 2020 (continued)	Lazard Ret Global Dyn MA, Serv	MFS Mass Inv Gro Stock, Serv Cl	MFS New Dis, Serv Cl	MFS Utilities, Init Cl	MFS Utilities, Serv Cl
Assets
Investments, at fair value(1),(2)	$2,666,726	$47,490,646	$39,984,087	$727,058	$22,350,394
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life for contract purchase payments	121	3,049	45,757	41	13,667
Receivable for share redemptions	901	60,604	20,282	—	8,368
Total assets	2,667,748	47,554,299	40,050,126	727,099	22,372,429

Liabilities
Payable to RiverSource Life for:
Mortality and expense risk fee	889	20,115	17,048	—	8,368
Minimum death benefit guarantee risk charge	—	—	—	—	—
Contract terminations	12	40,489	3,234	—	—
Payable for investments purchased	121	3,049	45,757	41	13,667
Total liabilities	1,022	63,653	66,039	41	22,035
Net assets applicable to Variable Life contracts in accumulation period	2,666,626	47,490,646	39,984,087	727,058	22,350,394
Net assets applicable to seed money	100	—	—	—	—
Total net assets	$2,666,726	$47,490,646	$39,984,087	$727,058	$22,350,394
(1) Investment shares	197,097	1,925,036	1,693,523	20,579	644,289
(2) Investments, at cost	$2,528,285	$35,547,225	$28,762,409	$696,334	$19,058,897

See accompanying notes to financial statements.

28	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Assets and Liabilities

December 31, 2020 (continued)	MS VIF Dis, Cl I	MS VIF Dis, Cl II	MS VIF Global Real Est, Cl II	NB AMT Sus Eq, Cl I	NB AMT Sus Eq, Cl S
Assets
Investments, at fair value(1),(2)	$3,019,564	$58,195,464	$6,830,195	$199,265	$720,720
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life for contract purchase payments	1,099	1,439	922	—	204
Receivable for share redemptions	—	129,713	8,588	—	—
Total assets	3,020,663	58,326,616	6,839,705	199,265	720,924

Liabilities
Payable to RiverSource Life for:
Mortality and expense risk fee	—	18,725	2,906	—	—
Minimum death benefit guarantee risk charge	—	—	—	—	—
Contract terminations	—	110,988	5,682	—	—
Payable for investments purchased	1,099	1,439	922	—	204
Total liabilities	1,099	131,152	9,510	—	204
Net assets applicable to Variable Life contracts in accumulation period	3,019,564	58,195,464	6,830,195	199,265	720,720
Net assets applicable to seed money	—	—	—	—	—
Total net assets	$3,019,564	$58,195,464	$6,830,195	$199,265	$720,720
(1) Investment shares	102,393	2,049,136	797,920	6,493	23,415
(2) Investments, at cost	$1,976,820	$31,134,113	$7,605,071	$173,588	$617,883

December 31, 2020 (continued)	NB AMT US Eq Index PW Strat, Cl S	PIMCO VIT All Asset, Advisor Cl	PIMCO VIT All Asset, Inst Cl	PIMCO VIT Glb Man As Alloc, Adv Cl	PIMCO VIT Tot Return, Advisor Cl
Assets
Investments, at fair value(1),(2)	$502,502	$12,828,222	$98,657	$119,744	$15,102,758
Dividends receivable	—	—	—	—	23,798
Accounts receivable from RiverSource Life for contract purchase payments	—	5,505	—	19	14,734
Receivable for share redemptions	1,393	16,478	—	—	5,991
Total assets	503,895	12,850,205	98,657	119,763	15,147,281

Liabilities
Payable to RiverSource Life for:
Mortality and expense risk fee	161	5,340	—	—	5,991
Minimum death benefit guarantee risk charge	—	—	—	—	—
Contract terminations	1,232	11,138	—	—	—
Payable for investments purchased	—	5,505	—	19	38,532
Total liabilities	1,393	21,983	—	19	44,523
Net assets applicable to Variable Life contracts in accumulation period	502,417	12,828,222	98,657	119,744	15,100,245
Net assets applicable to seed money	85	—	—	—	2,513
Total net assets	$502,502	$12,828,222	$98,657	$119,744	$15,102,758
(1) Investment shares	48,739	1,144,355	8,809	9,058	1,303,085
(2) Investments, at cost	$475,463	$12,287,104	$94,531	$107,727	$14,598,765

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	29

Statement of Assets and Liabilities

December 31, 2020 (continued)	PIMCO VIT Tot Return, Inst Cl	Put VT Global Hlth Care, Cl IB	Put VT Hi Yield, Cl IB	Put VT Intl Eq, Cl IB	Put VT Sus Leaders, Cl IA
Assets
Investments, at fair value(1),(2)	$539,126	$25,621,221	$6,114,321	$6,531,192	$144,392,640
Dividends receivable	894	—	—	—	—
Accounts receivable from RiverSource Life for contract purchase payments	12,940	50,467	3,560	—	—
Receivable for share redemptions	—	10,920	29,088	6,972	135,675
Total assets	552,960	25,682,608	6,146,969	6,538,164	144,528,315

Liabilities
Payable to RiverSource Life for:
Mortality and expense risk fee	—	10,920	2,878	2,620	82,939
Minimum death benefit guarantee risk charge	—	—	—	—	—
Contract terminations	—	—	26,210	4,352	52,736
Payable for investments purchased	13,834	50,467	3,560	—	—
Total liabilities	13,834	61,387	32,648	6,972	135,675
Net assets applicable to Variable Life contracts in accumulation period	539,126	25,621,221	6,114,321	6,531,192	144,392,640
Net assets applicable to seed money	—	—	—	—	—
Total net assets	$539,126	$25,621,221	$6,114,321	$6,531,192	$144,392,640
(1) Investment shares	46,517	1,483,568	981,432	396,310	3,154,744
(2) Investments, at cost	$527,609	$23,291,580	$6,256,671	$5,505,969	$86,850,223

December 31, 2020 (continued)	Put VT Sus Leaders, Cl IB	Royce Micro-Cap, Invest Cl	Temp Global Bond, Cl 1	Temp Global Bond, Cl 2	Third Ave VST FFI Strat
Assets
Investments, at fair value(1),(2)	$5,144,686	$31,936,429	$143,159	$3,541,822	$20,951,320
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life for contract purchase payments	3,426	11,830	—	7,198	—
Receivable for share redemptions	1,861	57,222	—	3,810	15,466
Total assets	5,149,973	32,005,481	143,159	3,552,830	20,966,786

Liabilities
Payable to RiverSource Life for:
Mortality and expense risk fee	1,861	15,117	—	1,252	10,099
Minimum death benefit guarantee risk charge	—	—	—	—	—
Contract terminations	—	42,105	—	2,558	5,367
Payable for investments purchased	3,426	11,830	—	7,198	—
Total liabilities	5,287	69,052	—	11,008	15,466
Net assets applicable to Variable Life contracts in accumulation period	5,144,686	31,936,429	143,159	3,541,750	20,951,320
Net assets applicable to seed money	—	—	—	72	—
Total net assets	$5,144,686	$31,936,429	$143,159	$3,541,822	$20,951,320
(1) Investment shares	116,185	2,681,480	9,880	256,282	1,372,058
(2) Investments, at cost	$3,948,958	$27,609,269	$150,862	$4,072,712	$20,180,757

See accompanying notes to financial statements.

30	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Assets and Liabilities

December 31, 2020 (continued)	VanEck VIP Global Gold, Cl S	VP Aggr, Cl 1	VP Aggr, Cl 2	VP Aggr, Cl 4	VP Conserv, Cl 1
Assets
Investments, at fair value(1),(2)	$7,830,091	$14,356,619	$324,256,477	$374,910,613	$296,880
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life for contract purchase payments	941	19,466	34,706	29,596	518
Receivable for share redemptions	2,778	—	176,299	134,130	—
Total assets	7,833,810	14,376,085	324,467,482	375,074,339	297,398

Liabilities
Payable to RiverSource Life for:
Mortality and expense risk fee	2,778	—	99,502	133,358	—
Minimum death benefit guarantee risk charge	—	—	—	—	—
Contract terminations	—	—	76,797	772	—
Payable for investments purchased	941	19,466	34,706	29,596	518
Total liabilities	3,719	19,466	211,005	163,726	518
Net assets applicable to Variable Life contracts in accumulation period	7,829,886	14,356,619	324,256,477	374,910,613	296,880
Net assets applicable to seed money	205	—	—	—	—
Total net assets	$7,830,091	$14,356,619	$324,256,477	$374,910,613	$296,880
(1) Investment shares	670,385	565,444	12,806,338	14,783,542	18,091
(2) Investments, at cost	$6,029,381	$12,280,073	$214,877,971	$245,812,933	$284,092

December 31, 2020 (continued)	VP Conserv, Cl 2	VP Conserv, Cl 4	VP Man Vol Conserv, Cl 1	VP Man Vol Conserv, Cl 2	VP Man Vol Conserv Gro, Cl 1
Assets
Investments, at fair value(1),(2)	$32,926,448	$29,321,548	$349,043	$6,839,027	$540,643
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life for contract purchase payments	—	45,990	—	213	726
Receivable for share redemptions	16,580	11,735	—	2,397	—
Total assets	32,943,028	29,379,273	349,043	6,841,637	541,369

Liabilities
Payable to RiverSource Life for:
Mortality and expense risk fee	13,679	11,295	—	2,396	—
Minimum death benefit guarantee risk charge	—	—	—	—	—
Contract terminations	2,901	440	—	1	—
Payable for investments purchased	—	45,990	—	213	726
Total liabilities	16,580	57,725	—	2,610	726
Net assets applicable to Variable Life contracts in accumulation period	32,926,448	29,321,548	349,043	6,839,001	540,643
Net assets applicable to seed money	—	—	—	26	—
Total net assets	$32,926,448	$29,321,548	$349,043	$6,839,027	$540,643
(1) Investment shares	2,016,316	1,796,663	25,367	498,835	36,704
(2) Investments, at cost	$29,240,621	$25,158,791	$332,230	$6,260,653	$500,332

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	31

Statement of Assets and Liabilities

December 31, 2020 (continued)	VP Man Vol Conserv Gro, Cl 2	VP Man Vol Gro, Cl 1	VP Man Vol Gro, Cl 2	VP Man Vol Mod Gro, Cl 1	VP Man Vol Mod Gro, Cl 2
Assets
Investments, at fair value(1),(2)	$7,037,413	$6,044,184	$49,788,870	$4,226,004	$44,786,286
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life for contract purchase payments	633	2,376	8,002	929	5,589
Receivable for share redemptions	2,961	—	22,253	—	14,186
Total assets	7,041,007	6,046,560	49,819,125	4,226,933	44,806,061

Liabilities
Payable to RiverSource Life for:
Mortality and expense risk fee	2,863	—	13,453	—	14,186
Minimum death benefit guarantee risk charge	—	—	—	—	—
Contract terminations	98	—	8,800	—	—
Payable for investments purchased	633	2,376	8,002	929	5,589
Total liabilities	3,594	2,376	30,255	929	19,775
Net assets applicable to Variable Life contracts in accumulation period	7,037,387	6,044,184	49,788,842	4,226,004	44,786,258
Net assets applicable to seed money	26	—	28	—	28
Total net assets	$7,037,413	$6,044,184	$49,788,870	$4,226,004	$44,786,286
(1) Investment shares	479,715	362,144	2,990,323	245,984	2,614,494
(2) Investments, at cost	$5,935,875	$5,397,634	$38,919,241	$3,835,897	$36,284,931

December 31, 2020 (continued)	VP Mod, Cl 1	VP Mod, Cl 2	VP Mod, Cl 4	VP Mod Aggr, Cl 1	VP Mod Aggr, Cl 2
Assets
Investments, at fair value(1),(2)	$9,404,298	$420,314,760	$608,612,153	$36,923,004	$726,401,286
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life for contract purchase payments	—	28,830	107,812	27,687	77,716
Receivable for share redemptions	25,565	178,765	323,617	—	319,737
Total assets	9,429,863	420,522,355	609,043,582	36,950,691	726,798,739

Liabilities
Payable to RiverSource Life for:
Mortality and expense risk fee	—	175,811	243,741	—	233,201
Minimum death benefit guarantee risk charge	—	—	—	—	—
Contract terminations	25,565	2,954	79,876	—	86,536
Payable for investments purchased	—	28,830	107,812	27,687	77,716
Total liabilities	25,565	207,595	431,429	27,687	397,453
Net assets applicable to Variable Life contracts in accumulation period	9,404,298	420,314,760	608,612,153	36,923,004	726,401,286
Net assets applicable to seed money	—	—	—	—	—
Total net assets	$9,404,298	$420,314,760	$608,612,153	$36,923,004	$726,401,286
(1) Investment shares	448,893	20,130,017	29,120,199	1,594,946	31,473,193
(2) Investments, at cost	$8,378,625	$284,721,069	$403,347,365	$32,275,743	$484,793,349

See accompanying notes to financial statements.

32	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Assets and Liabilities

December 31, 2020 (continued)	VP Mod Aggr, Cl 4	VP Mod Conserv, Cl 1	VP Mod Conserv, Cl 2	VP Mod Conserv, Cl 4	VP Ptnrs Core Bond, Cl 1
Assets
Investments, at fair value(1),(2)	$1,089,409,887	$980,940	$62,370,470	$82,043,063	$236,385
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life for contract purchase payments	33,984	—	1,104	7,982	—
Receivable for share redemptions	454,287	—	45,595	32,969	—
Total assets	1,089,898,158	980,940	62,417,169	82,084,014	236,385

Liabilities
Payable to RiverSource Life for:
Mortality and expense risk fee	404,722	—	27,273	32,914	—
Minimum death benefit guarantee risk charge	—	—	—	—	—
Contract terminations	49,565	—	18,322	55	—
Payable for investments purchased	33,984	—	1,104	7,982	—
Total liabilities	488,271	—	46,699	40,951	—
Net assets applicable to Variable Life contracts in accumulation period	1,089,409,887	980,940	62,370,470	82,043,063	236,385
Net assets applicable to seed money	—	—	—	—	—
Total net assets	$1,089,409,887	$980,940	$62,370,470	$82,043,063	$236,385
(1) Investment shares	47,140,194	52,909	3,378,682	4,437,159	20,169
(2) Investments, at cost	$714,500,876	$929,691	$49,405,370	$61,278,157	$230,945

December 31, 2020 (continued)	VP Ptnrs Core Bond, Cl 2	VP Ptnrs Core Eq, Cl 1	VP Ptnrs Core Eq, Cl 2	VP Ptnrs Core Eq, Cl 3	VP Ptnrs Intl Core Eq, Cl 1
Assets
Investments, at fair value(1),(2)	$894,826	$20,152	$424,197	$6,274,812	$317,241
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life for contract purchase payments	—	—	1,191	69	45
Receivable for share redemptions	143	—	—	5,455	—
Total assets	894,969	20,152	425,388	6,280,336	317,286

Liabilities
Payable to RiverSource Life for:
Mortality and expense risk fee	—	—	—	2,654	—
Minimum death benefit guarantee risk charge	—	—	—	—	—
Contract terminations	143	—	—	2,801	—
Payable for investments purchased	—	—	1,191	69	45
Total liabilities	143	—	1,191	5,524	45
Net assets applicable to Variable Life contracts in accumulation period	894,826	20,152	424,197	6,274,812	317,241
Net assets applicable to seed money	—	—	—	—	—
Total net assets	$894,826	$20,152	$424,197	$6,274,812	$317,241
(1) Investment shares	76,743	722	15,590	227,844	26,025
(2) Investments, at cost	$870,344	$17,981	$309,371	$3,664,996	$275,797

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	33

Statement of Assets and Liabilities

December 31, 2020 (continued)	VP Ptnrs Intl Core Eq, Cl 2	VP Ptnrs Intl Gro, Cl 1	VP Ptnrs Intl Gro, Cl 2	VP Ptnrs Intl Val, Cl 1	VP Ptnrs Intl Val, Cl 2
Assets
Investments, at fair value(1),(2)	$785,253	$868,087	$5,002,843	$345,172	$1,539,916
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life for contract purchase payments	1,554	930	9,052	107	742
Receivable for share redemptions	—	—	—	—	—
Total assets	786,807	869,017	5,011,895	345,279	1,540,658

Liabilities
Payable to RiverSource Life for:
Mortality and expense risk fee	—	—	—	—	—
Minimum death benefit guarantee risk charge	—	—	—	—	—
Contract terminations	—	—	—	—	—
Payable for investments purchased	1,554	930	9,052	107	742
Total liabilities	1,554	930	9,052	107	742
Net assets applicable to Variable Life contracts in accumulation period	785,253	868,087	5,002,843	345,172	1,539,916
Net assets applicable to seed money	—	—	—	—	—
Total net assets	$785,253	$868,087	$5,002,843	$345,172	$1,539,916
(1) Investment shares	64,951	62,633	363,315	37,276	167,200
(2) Investments, at cost	$684,509	$722,749	$4,107,979	$302,333	$1,550,629

December 31, 2020 (continued)	VP Ptnrs Sm Cap Gro, Cl 1	VP Ptnrs Sm Cap Gro, Cl 2	VP Ptnrs Sm Cap Val, Cl 1	VP Ptnrs Sm Cap Val, Cl 2	VP Ptnrs Sm Cap Val, Cl 3
Assets
Investments, at fair value(1),(2)	$183,425	$911,286	$131,673	$506,996	$13,826,125
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life for contract purchase payments	152	91	72	—	—
Receivable for share redemptions	—	—	—	—	26,570
Total assets	183,577	911,377	131,745	506,996	13,852,695

Liabilities
Payable to RiverSource Life for:
Mortality and expense risk fee	—	—	—	—	5,016
Minimum death benefit guarantee risk charge	—	—	—	—	—
Contract terminations	—	—	—	—	21,554
Payable for investments purchased	152	91	72	—	—
Total liabilities	152	91	72	—	26,570
Net assets applicable to Variable Life contracts in accumulation period	183,425	911,286	131,673	506,996	13,826,125
Net assets applicable to seed money	—	—	—	—	—
Total net assets	$183,425	$911,286	$131,673	$506,996	$13,826,125
(1) Investment shares	5,208	26,576	4,349	17,204	463,187
(2) Investments, at cost	$134,095	$597,746	$105,576	$428,447	$10,360,291

See accompanying notes to financial statements.

34	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Assets and Liabilities

December 31, 2020 (continued)	VP US Flex Conserv Gro, Cl 1	VP US Flex Gro, Cl 1	VP US Flex Mod Gro, Cl 1	Wanger Intl	Wanger USA
Assets
Investments, at fair value(1),(2)	$93,473	$923,814	$1,571,188	$89,520,287	$127,425,459
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life for contract purchase payments	—	120	—	13,583	—
Receivable for share redemptions	—	—	—	41,166	144,432
Total assets	93,473	923,934	1,571,188	89,575,036	127,569,891

Liabilities
Payable to RiverSource Life for:
Mortality and expense risk fee	—	—	—	36,956	52,122
Minimum death benefit guarantee risk charge	—	—	—	—	—
Contract terminations	—	—	—	4,210	92,310
Payable for investments purchased	—	120	—	13,583	—
Total liabilities	—	120	—	54,749	144,432
Net assets applicable to Variable Life contracts in accumulation period	93,473	923,814	1,571,188	89,520,287	127,425,459
Net assets applicable to seed money	—	—	—	—	—
Total net assets	$93,473	$923,814	$1,571,188	$89,520,287	$127,425,459
(1) Investment shares	6,970	61,959	110,803	3,193,731	5,173,587
(2) Investments, at cost	$87,631	$864,604	$1,490,027	$88,572,794	$132,730,906

December 31, 2020 (continued)	WF VT Index Asset Alloc, Cl 2	WF VT Intl Eq, Cl 2	WF VT Opp, Cl 1	WF VT Opp, Cl 2	WF VT Sm Cap Gro, Cl 1
Assets
Investments, at fair value(1),(2)	$14,723,198	$20,834,589	$92,736	$16,538,293	$1,896,190
Dividends receivable	—	—	—	—	—
Accounts receivable from RiverSource Life for contract purchase payments	4,505	—	—	5,891	—
Receivable for share redemptions	5,117	16,415	—	7,795	2,401
Total assets	14,732,820	20,851,004	92,736	16,551,979	1,898,591

Liabilities
Payable to RiverSource Life for:
Mortality and expense risk fee	5,117	9,397	—	6,355	—
Minimum death benefit guarantee risk charge	—	—	—	—	—
Contract terminations	—	7,018	—	1,440	2,401
Payable for investments purchased	4,505	—	—	5,891	—
Total liabilities	9,622	16,415	—	13,686	2,401
Net assets applicable to Variable Life contracts in accumulation period	14,723,198	20,834,589	92,736	16,538,293	1,896,190
Net assets applicable to seed money	—	—	—	—	—
Total net assets	$14,723,198	$20,834,589	$92,736	$16,538,293	$1,896,190
(1) Investment shares	672,907	10,851,349	3,146	558,160	123,530
(2) Investments, at cost	$13,017,188	$32,344,062	$83,003	$13,557,537	$1,473,180

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	35

Statement of Assets and Liabilities

December 31, 2020 (continued)	WF VT Sm Cap Gro, Cl 2	WA Var Global Hi Yd Bond, Cl I	WA Var Global Hi Yd Bond, Cl II
Assets
Investments, at fair value(1),(2)	$37,277,401	$274,234	$320,096
Dividends receivable	—	—	—
Accounts receivable from RiverSource Life for contract purchase payments	7,966	72	29
Receivable for share redemptions	13,210	—	—
Total assets	37,298,577	274,306	320,125

Liabilities
Payable to RiverSource Life for:
Mortality and expense risk fee	12,152	—	—
Minimum death benefit guarantee risk charge	—	—	—
Contract terminations	1,058	—	—
Payable for investments purchased	7,966	72	29
Total liabilities	21,176	72	29
Net assets applicable to Variable Life contracts in accumulation period	37,277,401	274,234	320,096
Net assets applicable to seed money	—	—	—
Total net assets	$37,277,401	$274,234	$320,096
(1) Investment shares	2,532,432	36,909	41,679
(2) Investments, at cost	$25,792,130	$269,017	$310,699

See accompanying notes to financial statements.

36	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Operations

Year ended December 31, 2020	AB VPS Dyn Asset Alloc, Cl B	AB VPS Gro & Inc, Cl B	AB VPS Intl Val, Cl B	AB VPS Lg Cap Gro, Cl A	AB VPS Lg Cap Gro, Cl B
Investment income
Dividend income	$7,304	$342,739	$517,143	$—	$—
Variable account expenses	927	117,235	148,530	—	195,422
Investment income (loss) — net	6,377	225,504	368,613	—	(195,422)

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	396,739	3,718,964	3,504,598	149,209	7,190,593
Cost of investments sold	432,102	4,127,929	4,122,595	143,474	6,061,146
Net realized gain (loss) on sales of investments	(35,363)	(408,965)	(617,997)	5,735	1,129,447
Distributions from capital gains	—	1,403,115	—	146,051	3,863,650
Net change in unrealized appreciation or depreciation of investments	225	(790,712)	744,715	515,772	9,912,733
Net gain (loss) on investments	(35,138)	203,438	126,718	667,558	14,905,830
Net increase (decrease) in net assets resulting from operations	$(28,761)	$428,942	$495,331	$667,558	$14,710,408

Year ended December 31, 2020 (continued)	ALPS Alerian Engy Infr, Class I	ALPS Alerian Engy Infr, Class III	AC VP Intl, Cl I	AC VP Intl, Cl II	AC VP Val, Cl I
Investment income
Dividend income	$5,102	$136,042	$62,969	$34,407	$1,056,326
Variable account expenses	—	19,210	72,723	38,881	256,538
Investment income (loss) — net	5,102	116,832	(9,754)	(4,474)	799,788

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	15,529	1,954,715	1,832,962	1,165,505	6,247,811
Cost of investments sold	16,977	2,788,994	1,469,991	1,054,400	4,742,099
Net realized gain (loss) on sales of investments	(1,448)	(834,279)	362,971	111,105	1,505,712
Distributions from capital gains	—	—	189,920	132,678	1,227,891
Net change in unrealized appreciation or depreciation of investments	(23,767)	(1,038,785)	2,583,518	2,142,974	(4,105,216)
Net gain (loss) on investments	(25,215)	(1,873,064)	3,136,409	2,386,757	(1,371,613)
Net increase (decrease) in net assets resulting from operations	$(20,113)	$(1,756,232)	$3,126,655	$2,382,283	$(571,825)

Year ended December 31, 2020 (continued)	AC VP Val, Cl II	BlackRock Global Alloc, Cl I	BlackRock Global Alloc, Cl III	Calvert VP SRI Bal, Cl I	Col VP Bal, Cl 1
Investment income
Dividend income	$599,556	$12,944	$153,526	$191,023	$—
Variable account expenses	105,389	—	45,258	63,319	—
Investment income (loss) — net	494,167	12,944	108,268	127,704	—

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	3,811,802	41,925	3,425,950	1,275,616	73,436
Cost of investments sold	3,692,468	39,111	3,326,387	1,234,488	70,414
Net realized gain (loss) on sales of investments	119,334	2,814	99,563	41,128	3,022
Distributions from capital gains	723,120	49,879	745,719	394,182	—
Net change in unrealized appreciation or depreciation of investments	(1,452,529)	110,805	1,214,430	1,102,569	348,520
Net gain (loss) on investments	(610,075)	163,498	2,059,712	1,537,879	351,542
Net increase (decrease) in net assets resulting from operations	$(115,908)	$176,442	$2,167,980	$1,665,583	$351,542

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	37

Statement of Operations

Year ended December 31, 2020 (continued)	Col VP Bal, Cl 3	Col VP Commodity Strategy, Cl 1	Col VP Commodity Strategy, Cl 2	Col VP Contrarian Core, Cl 1	Col VP Contrarian Core, Cl 2
Investment income
Dividend income	$—	$5,160	$28,468	$—	$—
Variable account expenses	1,333,490	—	—	—	—
Investment income (loss) — net	(1,333,490)	5,160	28,468	—	—

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	17,796,997	10,482	14,886	138,428	324,927
Cost of investments sold	9,970,331	12,339	18,015	124,994	238,581
Net realized gain (loss) on sales of investments	7,826,666	(1,857)	(3,129)	13,434	86,346
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	24,974,727	2,265	(10,569)	126,308	806,885
Net gain (loss) on investments	32,801,393	408	(13,698)	139,742	893,231
Net increase (decrease) in net assets resulting from operations	$31,467,903	$5,568	$14,770	$139,742	$893,231

Year ended December 31, 2020 (continued)	Col VP Disciplined Core, Cl 1	Col VP Disciplined Core, Cl 2	Col VP Disciplined Core, Cl 3	Col VP Divd Opp, Cl 1	Col VP Divd Opp, Cl 2
Investment income
Dividend income	$—	$—	$—	$—	$—
Variable account expenses	—	—	2,013,820	—	—
Investment income (loss) — net	—	—	(2,013,820)	—	—

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	24,171	565,793	28,509,098	113,969	679,019
Cost of investments sold	22,815	468,123	10,845,082	119,261	605,476
Net realized gain (loss) on sales of investments	1,356	97,670	17,664,016	(5,292)	73,543
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	112,541	207,986	19,721,409	88,342	(115,289)
Net gain (loss) on investments	113,897	305,656	37,385,425	83,050	(41,746)
Net increase (decrease) in net assets resulting from operations	$113,897	$305,656	$35,371,605	$83,050	$(41,746)

Year ended December 31, 2020 (continued)	Col VP Divd Opp, Cl 3	Col VP Emerg Mkts Bond, Cl 1	Col VP Emerg Mkts Bond, Cl 2	Col VP Emer Mkts, Cl 1	Col VP Emer Mkts, Cl 2
Investment income
Dividend income	$—	$4,029	$18,729	$4,740	$25,175
Variable account expenses	854,603	—	—	—	—
Investment income (loss) — net	(854,603)	4,029	18,729	4,740	25,175

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	20,270,543	10,451	173,102	57,794	864,662
Cost of investments sold	12,609,204	10,742	179,193	59,235	864,536
Net realized gain (loss) on sales of investments	7,661,339	(291)	(6,091)	(1,441)	126
Distributions from capital gains	—	—	—	111,951	744,920
Net change in unrealized appreciation or depreciation of investments	(7,729,038)	5,855	30,298	315,306	1,348,016
Net gain (loss) on investments	(67,699)	5,564	24,207	425,816	2,093,062
Net increase (decrease) in net assets resulting from operations	$(922,302)	$9,593	$42,936	$430,556	$2,118,237

See accompanying notes to financial statements.

38	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Operations

Year ended December 31, 2020 (continued)	Col VP Emer Mkts, Cl 3	Col VP Global Strategic Inc, Cl 2	Col VP Global Strategic Inc, Cl 3	Col VP Govt Money Mkt, Cl 1	Col VP Govt Money Mkt, Cl 2
Investment income
Dividend income	$270,212	$13,878	$953,934	$1,007	$8,139
Variable account expenses	240,617	—	92,404	—	—
Investment income (loss) — net	29,595	13,878	861,530	1,007	8,139

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	7,519,962	106,609	2,715,236	1,638,709	3,268,566
Cost of investments sold	7,135,886	116,959	3,128,441	1,638,709	3,268,566
Net realized gain (loss) on sales of investments	384,076	(10,350)	(413,205)	—	—
Distributions from capital gains	5,842,191	—	—	644	2,922
Net change in unrealized appreciation or depreciation of investments	8,518,844	2,405	293,415	—	—
Net gain (loss) on investments	14,745,111	(7,945)	(119,790)	644	2,922
Net increase (decrease) in net assets resulting from operations	$14,774,706	$5,933	$741,740	$1,651	$11,061

Year ended December 31, 2020 (continued)	Col VP Govt Money Mkt, Cl 3	Col VP Hi Yield Bond, Cl 1	Col VP Hi Yield Bond, Cl 2	Col VP Hi Yield Bond, Cl 3	Col VP Inc Opp, Cl 1
Investment income
Dividend income	$88,358	$19,956	$111,796	$2,787,812	$11,458
Variable account expenses	229,474	—	—	247,816	—
Investment income (loss) — net	(141,116)	19,956	111,796	2,539,996	11,458

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	19,509,314	43,502	681,849	7,252,820	66,347
Cost of investments sold	19,509,147	45,207	710,519	7,656,855	65,419
Net realized gain (loss) on sales of investments	167	(1,705)	(28,670)	(404,035)	928
Distributions from capital gains	18,488	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	(166)	10,968	37,854	493,095	9,827
Net gain (loss) on investments	18,489	9,263	9,184	89,060	10,755
Net increase (decrease) in net assets resulting from operations	$(122,627)	$29,219	$120,980	$2,629,056	$22,213

Year ended December 31, 2020 (continued)	Col VP Inc Opp, Cl 2	Col VP Inc Opp, Cl 3	Col VP Inter Bond, Cl 1	Col VP Inter Bond, Cl 2	Col VP Inter Bond, Cl 3
Investment income
Dividend income	$49,640	$836,585	$17,865	$60,789	$2,797,902
Variable account expenses	—	95,507	—	—	548,539
Investment income (loss) — net	49,640	741,078	17,865	60,789	2,249,363

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	315,477	4,072,459	67,324	378,948	9,947,415
Cost of investments sold	334,603	4,585,380	64,735	365,969	9,538,084
Net realized gain (loss) on sales of investments	(19,126)	(512,921)	2,589	12,979	409,331
Distributions from capital gains	—	—	7,227	26,748	1,177,424
Net change in unrealized appreciation or depreciation of investments	20,068	497,396	48,148	149,493	7,420,582
Net gain (loss) on investments	942	(15,525)	57,964	189,220	9,007,337
Net increase (decrease) in net assets resulting from operations	$50,582	$725,553	$75,829	$250,009	$11,256,700
See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	39

Statement of Operations

Year ended December 31, 2020 (continued)	Col VP Lg Cap Gro, Cl 1	Col VP Lg Cap Gro, Cl 2	Col VP Lg Cap Gro, Cl 3	Col VP Lg Cap Index, Cl 1	Col VP Lg Cap Index, Cl 3
Investment income
Dividend income	$—	$—	$—	$—	$—
Variable account expenses	—	—	345,072	—	533,940
Investment income (loss) — net	—	—	(345,072)	—	(533,940)

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	183,643	850,633	8,163,823	284,686	18,564,614
Cost of investments sold	156,091	571,692	3,878,716	265,184	11,347,341
Net realized gain (loss) on sales of investments	27,552	278,941	4,285,107	19,502	7,217,273
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	272,331	1,154,538	17,093,797	876,234	13,139,869
Net gain (loss) on investments	299,883	1,433,479	21,378,904	895,736	20,357,142
Net increase (decrease) in net assets resulting from operations	$299,883	$1,433,479	$21,033,832	$895,736	$19,823,202

Year ended December 31, 2020 (continued)	Col VP Limited Duration Cr, Cl 1	Col VP Limited Duration Cr, Cl 2	Col VP Long Govt/Cr Bond, Cl 1	Col VP Long Govt/Cr Bond, Cl 2	Col VP Mid Cap Gro, Cl 1
Investment income
Dividend income	$8,731	$272,068	$2,355	$4,958	$—
Variable account expenses	—	49,213	—	—	—
Investment income (loss) — net	8,731	222,855	2,355	4,958	—

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	286,958	6,236,731	5,950	23,337	48,023
Cost of investments sold	284,914	6,126,559	5,592	19,940	40,342
Net realized gain (loss) on sales of investments	2,044	110,172	358	3,397	7,681
Distributions from capital gains	—	—	1,319	3,013	—
Net change in unrealized appreciation or depreciation of investments	2,225	177,062	5,154	16,605	250,504
Net gain (loss) on investments	4,269	287,234	6,831	23,015	258,185
Net increase (decrease) in net assets resulting from operations	$13,000	$510,089	$9,186	$27,973	$258,185

Year ended December 31, 2020 (continued)	Col VP Mid Cap Gro, Cl 2	Col VP Mid Cap Gro, Cl 3	Col VP Overseas Core, Cl 1	Col VP Overseas Core, Cl 2	Col VP Overseas Core, Cl 3
Investment income
Dividend income	$—	$—	$3,708	$26,278	$851,205
Variable account expenses	—	98,620	—	—	390,238
Investment income (loss) — net	—	(98,620)	3,708	26,278	460,967

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	253,402	2,996,212	304,015	195,084	5,862,188
Cost of investments sold	185,473	1,718,656	293,493	212,834	5,369,699
Net realized gain (loss) on sales of investments	67,929	1,277,556	10,522	(17,750)	492,489
Distributions from capital gains	—	—	2,301	23,496	662,895
Net change in unrealized appreciation or depreciation of investments	679,597	5,259,036	45,438	214,408	2,552,522
Net gain (loss) on investments	747,526	6,536,592	58,261	220,154	3,707,906
Net increase (decrease) in net assets resulting from operations	$747,526	$6,437,972	$61,969	$246,432	$4,168,873

See accompanying notes to financial statements.

40	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Operations

Year ended December 31, 2020 (continued)	Col VP Select Lg Cap Val, Cl 1	Col VP Select Lg Cap Val, Cl 2	Col VP Select Lg Cap Val, Cl 3	Col VP Select Mid Cap Val, Cl 1	Col VP Select Mid Cap Val, Cl 2
Investment income
Dividend income	$—	$—	$—	$—	$—
Variable account expenses	—	—	79,298	—	—
Investment income (loss) — net	—	—	(79,298)	—	—

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	63,572	377,798	4,445,162	16,532	385,827
Cost of investments sold	59,000	324,506	3,850,106	16,355	338,114
Net realized gain (loss) on sales of investments	4,572	53,292	595,056	177	47,713
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	54,028	174,712	327,847	57,949	127,219
Net gain (loss) on investments	58,600	228,004	922,903	58,126	174,932
Net increase (decrease) in net assets resulting from operations	$58,600	$228,004	$843,605	$58,126	$174,932

Year ended December 31, 2020 (continued)	Col VP Select Mid Cap Val, Cl 3	Col VP Select Sm Cap Val, Cl 1	Col VP Select Sm Cap Val, Cl 2	Col VP Select Sm Cap Val, Cl 3	Col VP Strategic Inc, Cl 1
Investment income
Dividend income	$—	$—	$—	$—	$21,455
Variable account expenses	59,024	—	—	66,723	—
Investment income (loss) — net	(59,024)	—	—	(66,723)	21,455

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	3,546,027	18,109	159,163	2,131,748	109,702
Cost of investments sold	3,011,470	18,176	153,365	1,656,058	109,386
Net realized gain (loss) on sales of investments	534,557	(67)	5,798	475,690	316
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	(190,095)	55,147	139,574	663,361	28,003
Net gain (loss) on investments	344,462	55,080	145,372	1,139,051	28,319
Net increase (decrease) in net assets resulting from operations	$285,438	$55,080	$145,372	$1,072,328	$49,774

Year ended December 31, 2020 (continued)	Col VP Strategic Inc, Cl 2	Col VP US Govt Mtge, Cl 1	Col VP US Govt Mtge, Cl 2	Col VP US Govt Mtge, Cl 3	CS Commodity Return
Investment income
Dividend income	$78,505	$1,140	$13,768	$550,848	$269,370
Variable account expenses	—	—	—	113,715	22,700
Investment income (loss) — net	78,505	1,140	13,768	437,133	246,670

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	447,205	24,689	206,147	4,035,690	907,457
Cost of investments sold	462,586	24,388	202,707	3,913,301	1,550,554
Net realized gain (loss) on sales of investments	(15,381)	301	3,440	122,389	(643,097)
Distributions from capital gains	—	157	2,087	79,632	—
Net change in unrealized appreciation or depreciation of investments	89,219	462	4,031	308,966	267,903
Net gain (loss) on investments	73,838	920	9,558	510,987	(375,194)
Net increase (decrease) in net assets resulting from operations	$152,343	$2,060	$23,326	$948,120	$(128,524)

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	41

Statement of Operations

Year ended December 31, 2020 (continued)	CTIVP AC Div Bond, Cl 1	CTIVP AC Div Bond, Cl 2	CTIVP BR Gl Infl Prot Sec, Cl 1	CTIVP BR Gl Infl Prot Sec, Cl 2	CTIVP BR Gl Infl Prot Sec, Cl 3
Investment income
Dividend income	$4,575	$4,972	$257	$3,288	$62,090
Variable account expenses	—	—	—	—	55,874
Investment income (loss) — net	4,575	4,972	257	3,288	6,216

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	21,840	38,961	13,386	214,409	2,247,752
Cost of investments sold	21,295	37,919	13,235	210,788	2,413,845
Net realized gain (loss) on sales of investments	545	1,042	151	3,621	(166,093)
Distributions from capital gains	—	—	679	13,268	200,049
Net change in unrealized appreciation or depreciation of investments	10,588	16,497	1,623	36,993	851,965
Net gain (loss) on investments	11,133	17,539	2,453	53,882	885,921
Net increase (decrease) in net assets resulting from operations	$15,708	$22,511	$2,710	$57,170	$892,137

Year ended December 31, 2020 (continued)	CTIVP CenterSquare Real Est, Cl 1	CTIVP CenterSquare Real Est, Cl 2	CTIVP Lazard Intl Eq Adv, Cl 1	CTIVP Lazard Intl Eq Adv, Cl 2	CTIVP Loomis Sayles Gro, Cl 1
Investment income
Dividend income	$15,095	$84,521	$549	$3,827	$—
Variable account expenses	—	—	—	—	—
Investment income (loss) — net	15,095	84,521	549	3,827	—

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	55,939	951,820	69,553	737,209	26,432
Cost of investments sold	65,809	1,107,338	71,261	785,344	23,509
Net realized gain (loss) on sales of investments	(9,870)	(155,518)	(1,708)	(48,135)	2,923
Distributions from capital gains	36,461	217,348	—	—	—
Net change in unrealized appreciation or depreciation of investments	(31,962)	(342,671)	105,771	187,285	115,538
Net gain (loss) on investments	(5,371)	(280,841)	104,063	139,150	118,461
Net increase (decrease) in net assets resulting from operations	$9,724	$(196,320)	$104,612	$142,977	$118,461

Year ended December 31, 2020 (continued)	CTIVP Loomis Sayles Gro, Cl 2	CTIVP LA Capital Lg Cap Gro, Cl 1	CTIVP LA Capital Lg Cap Gro, Cl 2	CTIVP MFS Val, Cl 1	CTIVP MFS Val, Cl 2
Investment income
Dividend income	$—	$—	$—	$—	$—
Variable account expenses	—	—	—	—	—
Investment income (loss) — net	—	—	—	—	—

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	164,152	34,782	64,961	70,693	551,180
Cost of investments sold	120,190	28,080	44,267	73,402	484,226
Net realized gain (loss) on sales of investments	43,962	6,702	20,694	(2,709)	66,954
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	537,115	49,558	225,087	133,394	215,368
Net gain (loss) on investments	581,077	56,260	245,781	130,685	282,322
Net increase (decrease) in net assets resulting from operations	$581,077	$56,260	$245,781	$130,685	$282,322

See accompanying notes to financial statements.

42	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Operations

Year ended December 31, 2020 (continued)	CTIVP MS Adv, Cl 1	CTIVP MS Adv, Cl 2	CTIVP T Rowe Price LgCap Val, Cl 1	CTIVP T Rowe Price LgCap Val, Cl 2	CTIVP TCW Core Plus Bond, Cl 1
Investment income
Dividend income	$—	$—	$—	$—	$5,856
Variable account expenses	—	—	—	—	—
Investment income (loss) — net	—	—	—	—	5,856

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	57,594	1,098,574	240,122	119,871	60,968
Cost of investments sold	45,998	809,147	239,845	114,813	59,791
Net realized gain (loss) on sales of investments	11,596	289,427	277	5,058	1,177
Distributions from capital gains	—	—	—	—	4,142
Net change in unrealized appreciation or depreciation of investments	461,355	1,586,880	96,157	84,772	7,863
Net gain (loss) on investments	472,951	1,876,307	96,434	89,830	13,182
Net increase (decrease) in net assets resulting from operations	$472,951	$1,876,307	$96,434	$89,830	$19,038

Year ended December 31, 2020 (continued)	CTIVP TCW Core Plus Bond, Cl 2	CTIVP Vty Sycamore Estb Val, Cl 1	CTIVP Vty Sycamore Estb Val, Cl 2	CTIVP Vty Sycamore Estb Val, Cl 3	CTIVP WF Short Duration Govt, Cl 1
Investment income
Dividend income	$8,013	$—	$—	$—	$4,067
Variable account expenses	—	—	—	112,094	—
Investment income (loss) — net	8,013	—	—	(112,094)	4,067

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	118,834	74,318	1,184,203	4,558,569	47,051
Cost of investments sold	115,526	75,478	1,019,251	3,898,220	46,741
Net realized gain (loss) on sales of investments	3,308	(1,160)	164,952	660,349	310
Distributions from capital gains	6,293	—	—	—	443
Net change in unrealized appreciation or depreciation of investments	11,753	153,297	226,126	954,855	(10)
Net gain (loss) on investments	21,354	152,137	391,078	1,615,204	743
Net increase (decrease) in net assets resulting from operations	$29,367	$152,137	$391,078	$1,503,110	$4,810

Year ended December 31, 2020 (continued)	CTIVP WF Short Duration Govt, Cl 2	CTIVP Westfield Mid Cap Gro, Cl 1	CTIVP Westfield Mid Cap Gro, Cl 2	DWS Alt Asset Alloc VIP, Cl A	DWS Alt Asset Alloc VIP, Cl B
Investment income
Dividend income	$8,883	$—	$—	$923	$42,307
Variable account expenses	—	—	—	—	6,692
Investment income (loss) — net	8,883	—	—	923	35,615

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	136,412	18,480	388,820	2,587	482,136
Cost of investments sold	135,964	17,621	284,356	2,629	507,207
Net realized gain (loss) on sales of investments	448	859	104,464	(42)	(25,071)
Distributions from capital gains	1,056	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	(3,894)	73,670	318,755	6,702	93,959
Net gain (loss) on investments	(2,390)	74,529	423,219	6,660	68,888
Net increase (decrease) in net assets resulting from operations	$6,493	$74,529	$423,219	$7,583	$104,503

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	43

Statement of Operations

Year ended December 31, 2020 (continued)	EV VT Floating-Rate Inc, Init Cl	Fid VIP Contrafund, Init Cl	Fid VIP Contrafund, Serv Cl 2	Fid VIP Gro & Inc, Serv Cl	Fid VIP Gro & Inc, Serv Cl 2
Investment income
Dividend income	$544,425	$4,964	$85,035	$909,088	$589,785
Variable account expenses	84,202	—	514,609	246,799	128,981
Investment income (loss) — net	460,223	4,964	(429,574)	662,289	460,804

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	6,786,945	299,678	12,903,414	5,247,002	3,036,756
Cost of investments sold	7,213,020	264,569	9,872,252	4,297,656	3,027,789
Net realized gain (loss) on sales of investments	(426,075)	35,109	3,031,162	949,346	8,967
Distributions from capital gains	—	5,895	580,325	2,368,845	1,616,740
Net change in unrealized appreciation or depreciation of investments	50,799	499,806	27,147,446	(1,049,101)	19,151
Net gain (loss) on investments	(375,276)	540,810	30,758,933	2,269,090	1,644,858
Net increase (decrease) in net assets resulting from operations	$84,947	$545,774	$30,329,359	$2,931,379	$2,105,662

Year ended December 31, 2020 (continued)	Fid VIP Mid Cap, Init Cl	Fid VIP Mid Cap, Serv Cl	Fid VIP Mid Cap, Serv Cl 2	Fid VIP Overseas, Serv Cl	Fid VIP Overseas, Serv Cl 2
Investment income
Dividend income	$7,278	$453,235	$285,413	$60,227	$35,475
Variable account expenses	—	461,171	275,598	97,816	65,122
Investment income (loss) — net	7,278	(7,936)	9,815	(37,589)	(29,647)

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	160,967	11,385,849	8,382,441	2,513,783	1,852,324
Cost of investments sold	164,754	11,411,917	9,246,803	2,058,309	1,647,730
Net realized gain (loss) on sales of investments	(3,787)	(26,068)	(864,362)	455,474	204,594
Distributions from capital gains	—	—	—	80,098	67,342
Net change in unrealized appreciation or depreciation of investments	297,712	13,524,796	13,416,053	1,992,271	2,082,379
Net gain (loss) on investments	293,925	13,498,728	12,551,691	2,527,843	2,354,315
Net increase (decrease) in net assets resulting from operations	$301,203	$13,490,792	$12,561,506	$2,490,254	$2,324,668

Year ended December 31, 2020 (continued)	Fid VIP Strategic Inc, Init Cl	Fid VIP Strategic Inc, Serv Cl 2	Frank Global Real Est, Cl 2	Frank Inc, Cl 1	Frank Inc, Cl 2
Investment income
Dividend income	$19,347	$56,192	$1,262,942	$9,410	$364,670
Variable account expenses	—	—	187,622	—	25,930
Investment income (loss) — net	19,347	56,192	1,075,320	9,410	338,740

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	126,663	458,919	5,101,077	12,963	2,756,092
Cost of investments sold	126,273	461,395	5,570,999	13,612	2,993,181
Net realized gain (loss) on sales of investments	390	(2,476)	(469,922)	(649)	(237,089)
Distributions from capital gains	5,385	17,491	4,057,210	127	5,165
Net change in unrealized appreciation or depreciation of investments	8,031	48,796	(7,572,837)	1,183	(233,422)
Net gain (loss) on investments	13,806	63,811	(3,985,549)	661	(465,346)
Net increase (decrease) in net assets resulting from operations	$33,153	$120,003	$(2,910,229)	$10,071	$(126,606)

See accompanying notes to financial statements.

44	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Operations

Year ended December 31, 2020 (continued)	Frank Mutual Shares, Cl 1	Frank Mutual Shares, Cl 2	Frank Sm Cap Val, Cl 1	Frank Sm Cap Val, Cl 2	GS VIT Mid Cap Val, Inst
Investment income
Dividend income	$2,412	$425,624	$9,747	$494,312	$461,411
Variable account expenses	—	65,033	—	150,308	367,112
Investment income (loss) — net	2,412	360,591	9,747	344,004	94,299

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	33,134	2,791,550	88,579	4,479,392	9,214,458
Cost of investments sold	38,581	3,484,662	97,734	5,872,177	9,684,668
Net realized gain (loss) on sales of investments	(5,447)	(693,112)	(9,155)	(1,392,785)	(470,210)
Distributions from capital gains	3,023	591,732	34,928	2,102,438	1,172,059
Net change in unrealized appreciation or depreciation of investments	204	(1,530,807)	118,151	714,835	4,464,166
Net gain (loss) on investments	(2,220)	(1,632,187)	143,924	1,424,488	5,166,015
Net increase (decrease) in net assets resulting from operations	$192	$(1,271,596)	$153,671	$1,768,492	$5,260,314

Year ended December 31, 2020 (continued)	GS VIT Multi-Strategy Alt, Advisor	GS VIT Sm Cap Eq Insights, Inst	GS VIT U.S. Eq Insights, Inst	Inv Opp VI Dis Mid Cap Gro, Ser I(1)	Invesco Opp VI Global, Ser I
Investment income
Dividend income	$20,311	$11,878	$418,944	$4,907	$3,668
Variable account expenses	3,880	30,209	249,389	48,388	—
Investment income (loss) — net	16,431	(18,331)	169,555	(43,481)	3,668

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	546,541	1,053,267	7,038,485	1,085,842	35,291
Cost of investments sold	566,649	1,224,943	6,367,500	969,545	34,968
Net realized gain (loss) on sales of investments	(20,108)	(171,676)	670,985	116,297	323
Distributions from capital gains	—	73,860	2,104,699	1,022,910	19,110
Net change in unrealized appreciation or depreciation of investments	71,564	419,259	4,803,135	4,449,307	136,227
Net gain (loss) on investments	51,456	321,443	7,578,819	5,588,514	155,660
Net increase (decrease) in net assets resulting from operations	$67,887	$303,112	$7,748,374	$5,545,033	$159,328

(1) For the period April 24, 2020 (commencement of operations) to December 31, 2020.

Year ended December 31, 2020 (continued)	Invesco Opp VI Global, Ser II	Inves Opp VI Gbl Strat Inc, Ser I	Inves Opp VI Gbl Strat Inc, Ser II	Inves Opp VI Mn St Sm Cap, Ser I	Inves Opp VI Mn St Sm Cap, Ser II
Investment income
Dividend income	$113,060	$4,639	$1,852,902	$3,950	$81,396
Variable account expenses	111,839	—	171,823	—	89,829
Investment income (loss) — net	1,221	4,639	1,681,079	3,950	(8,433)

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	4,712,166	49,508	5,619,530	204,107	4,239,732
Cost of investments sold	4,578,586	50,232	6,153,980	200,539	4,567,783
Net realized gain (loss) on sales of investments	133,580	(724)	(534,450)	3,568	(328,051)
Distributions from capital gains	937,574	—	—	8,947	324,578
Net change in unrealized appreciation or depreciation of investments	5,343,197	400	(546,129)	153,822	4,412,100
Net gain (loss) on investments	6,414,351	(324)	(1,080,579)	166,337	4,408,627
Net increase (decrease) in net assets resulting from operations	$6,415,572	$4,315	$600,500	$170,287	$4,400,194

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	45

Statement of Operations

Year ended December 31, 2020 (continued)	Invesco VI Am Fran, Ser I	Invesco VI Am Fran, Ser II	Invesco VI Bal Risk Alloc, Ser I	Invesco VI Bal Risk Alloc, Ser II	Invesco VI Comstock, Ser II
Investment income
Dividend income	$11,174	$—	$9,251	$491,542	$132,154
Variable account expenses	82,658	58,248	—	27,718	32,949
Investment income (loss) — net	(71,484)	(58,248)	9,251	463,824	99,205

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	1,589,778	1,465,060	4,495	1,541,443	2,075,930
Cost of investments sold	1,131,921	1,193,642	4,454	1,643,647	2,474,598
Net realized gain (loss) on sales of investments	457,857	271,418	41	(102,204)	(398,668)
Distributions from capital gains	1,165,899	1,100,060	5,964	328,361	164,317
Net change in unrealized appreciation or depreciation of investments	3,959,751	3,631,082	(1,227)	(128,189)	(228,543)
Net gain (loss) on investments	5,583,507	5,002,560	4,778	97,968	(462,894)
Net increase (decrease) in net assets resulting from operations	$5,512,023	$4,944,312	$14,029	$561,792	$(363,689)

Year ended December 31, 2020 (continued)	Invesco VI Core Eq, Ser I	Invesco VI Div Divd, Ser I	Invesco VI Intl Gro, Ser II	Invesco VI Tech, Ser I	Ivy VIP Asset Strategy, Cl II
Investment income
Dividend income	$1,296,676	$522,028	$451,377	$—	$40,311
Variable account expenses	676,268	83,319	106,615	73,923	6,323
Investment income (loss) — net	620,408	438,709	344,762	(73,923)	33,988

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	9,897,580	3,274,771	3,567,382	1,706,759	556,174
Cost of investments sold	8,716,041	3,422,033	3,259,511	1,270,406	601,013
Net realized gain (loss) on sales of investments	1,181,539	(147,262)	307,871	436,353	(44,839)
Distributions from capital gains	22,368,407	434,136	492,017	1,511,860	33,676
Net change in unrealized appreciation or depreciation of investments	(12,113,062)	(1,072,140)	1,450,596	4,123,227	201,601
Net gain (loss) on investments	11,436,884	(785,266)	2,250,484	6,071,440	190,438
Net increase (decrease) in net assets resulting from operations	$12,057,292	$(346,557)	$2,595,246	$5,997,517	$224,426

Year ended December 31, 2020 (continued)	Janus Henderson VIT Bal, Inst	Janus Henderson VIT Bal, Serv	Janus Henderson VIT Enter, Serv	Janus Henderson VIT Flex Bd, Inst	Janus Henderson VIT Flex Bd, Serv
Investment income
Dividend income	$32,114	$53,783	$—	$4,556	$16,543
Variable account expenses	—	—	110,806	—	—
Investment income (loss) — net	32,114	53,783	(110,806)	4,556	16,543

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	111,259	496,245	2,588,745	48,059	250,035
Cost of investments sold	106,065	443,098	1,940,785	46,905	244,814
Net realized gain (loss) on sales of investments	5,194	53,147	647,960	1,154	5,221
Distributions from capital gains	22,700	51,236	1,578,802	—	—
Net change in unrealized appreciation or depreciation of investments	215,922	354,178	1,691,264	4,575	34,371
Net gain (loss) on investments	243,816	458,561	3,918,026	5,729	39,592
Net increase (decrease) in net assets resulting from operations	$275,930	$512,344	$3,807,220	$10,285	$56,135

See accompanying notes to financial statements.

46	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Operations

Year ended December 31, 2020 (continued)	Janus Hend VIT Gbl Tech Innov, Srv	Janus Henderson VIT Overseas, Serv	Janus Henderson VIT Res, Inst	Janus Henderson VIT Res, Serv	Lazard Ret Global Dyn MA, Inv
Investment income
Dividend income	$—	$383,357	$1,177	$29,182	$1,005
Variable account expenses	207,590	158,660	—	59,373	—
Investment income (loss) — net	(207,590)	224,697	1,177	(30,191)	1,005

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	5,620,380	4,441,370	20,231	2,809,109	46,716
Cost of investments sold	3,428,227	5,288,070	22,243	2,190,929	49,223
Net realized gain (loss) on sales of investments	2,192,153	(846,700)	(2,012)	618,180	(2,507)
Distributions from capital gains	3,575,236	—	19,336	1,108,118	1,402
Net change in unrealized appreciation or depreciation of investments	11,912,093	5,381,917	70,298	2,151,468	5,686
Net gain (loss) on investments	17,679,482	4,535,217	87,622	3,877,766	4,581
Net increase (decrease) in net assets resulting from operations	$17,471,892	$4,759,914	$88,799	$3,847,575	$5,586

Year ended December 31, 2020 (continued)	Lazard Ret Global Dyn MA, Serv	MFS Mass Inv Gro Stock, Serv Cl	MFS New Dis, Serv Cl	MFS Utilities, Init Cl	MFS Utilities, Serv Cl
Investment income
Dividend income	$15,673	$91,824	$—	$10,698	$480,984
Variable account expenses	12,312	206,424	153,877	—	96,394
Investment income (loss) — net	3,361	(114,600)	(153,877)	10,698	384,590

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	1,199,629	5,430,924	3,803,206	65,372	4,363,610
Cost of investments sold	1,199,124	4,445,417	3,309,119	68,560	4,041,580
Net realized gain (loss) on sales of investments	505	985,507	494,087	(3,188)	322,030
Distributions from capital gains	27,215	4,036,941	3,229,182	11,156	569,103
Net change in unrealized appreciation or depreciation of investments	(52,088)	3,596,420	8,952,362	22,776	(396,928)
Net gain (loss) on investments	(24,368)	8,618,868	12,675,631	30,744	494,205
Net increase (decrease) in net assets resulting from operations	$(21,007)	$8,504,268	$12,521,754	$41,442	$878,795

Year ended December 31, 2020 (continued)	MS VIF Dis, Cl I	MS VIF Dis, Cl II	MS VIF Global Real Est, Cl II	NB AMT Sus Eq, Cl I	NB AMT Sus Eq, Cl S
Investment income
Dividend income	$—	$—	$300,532	$987	$2,144
Variable account expenses	—	134,882	34,494	—	—
Investment income (loss) — net	—	(134,882)	266,038	987	2,144

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	45,307	6,567,179	2,409,566	32,295	105,268
Cost of investments sold	41,492	4,628,228	3,013,285	30,980	103,847
Net realized gain (loss) on sales of investments	3,815	1,938,951	(603,719)	1,315	1,421
Distributions from capital gains	137,336	3,750,458	141,747	6,783	23,581
Net change in unrealized appreciation or depreciation of investments	1,062,536	26,443,393	(1,525,389)	21,838	78,936
Net gain (loss) on investments	1,203,687	32,132,802	(1,987,361)	29,936	103,938
Net increase (decrease) in net assets resulting from operations	$1,203,687	$31,997,920	$(1,721,323)	$30,923	$106,082

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	47

Statement of Operations

Year ended December 31, 2020 (continued)	NB AMT US Eq Index PW Strat, Cl S	PIMCO VIT All Asset, Advisor Cl	PIMCO VIT All Asset, Inst Cl	PIMCO VIT Glb Man As Alloc, Adv Cl	PIMCO VIT Tot Return, Advisor Cl
Investment income
Dividend income	$3,466	$607,792	$2,568	$7,929	$220,065
Variable account expenses	1,519	62,390	—	—	54,107
Investment income (loss) — net	1,947	545,402	2,568	7,929	165,958

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	143,033	3,412,458	24,254	3,774	2,703,961
Cost of investments sold	153,934	3,617,047	25,329	3,913	2,631,524
Net realized gain (loss) on sales of investments	(10,901)	(204,589)	(1,075)	(139)	72,437
Distributions from capital gains	28,589	—	—	1,952	114,693
Net change in unrealized appreciation or depreciation of investments	1,128	396,513	2,897	7,126	408,885
Net gain (loss) on investments	18,816	191,924	1,822	8,939	596,015
Net increase (decrease) in net assets resulting from operations	$20,763	$737,326	$4,390	$16,868	$761,973

Year ended December 31, 2020 (continued)	PIMCO VIT Tot Return, Inst Cl	Put VT Global Hlth Care, Cl IB	Put VT Hi Yield, Cl IB	Put VT Intl Eq, Cl IB	Put VT Sus Leaders, Cl IA
Investment income
Dividend income	$6,408	$100,400	$356,378	$79,031	$798,231
Variable account expenses	—	112,754	33,594	23,907	851,847
Investment income (loss) — net	6,408	(12,354)	322,784	55,124	(53,616)

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	47,924	3,906,178	1,267,204	783,238	12,948,177
Cost of investments sold	46,840	3,928,599	1,430,522	781,524	9,198,433
Net realized gain (loss) on sales of investments	1,084	(22,421)	(163,318)	1,714	3,749,744
Distributions from capital gains	3,107	1,891,881	—	—	10,596,898
Net change in unrealized appreciation or depreciation of investments	11,367	1,493,250	22,394	579,377	17,968,921
Net gain (loss) on investments	15,558	3,362,710	(140,924)	581,091	32,315,563
Net increase (decrease) in net assets resulting from operations	$21,966	$3,350,356	$181,860	$636,215	$32,261,947

Year ended December 31, 2020 (continued)	Put VT Sus Leaders, Cl IB	Royce Micro-Cap, Invest Cl	Temp Global Bond, Cl 1	Temp Global Bond, Cl 2	Third Ave VST FFI Strat
Investment income
Dividend income	$16,921	$—	$7,076	$304,066	$471,848
Variable account expenses	17,520	141,740	—	15,604	99,932
Investment income (loss) — net	(599)	(141,740)	7,076	288,462	371,916

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	1,182,466	3,718,664	29,240	1,279,540	2,387,808
Cost of investments sold	1,121,645	4,307,534	32,422	1,435,431	2,872,964
Net realized gain (loss) on sales of investments	60,821	(588,870)	(3,182)	(155,891)	(485,156)
Distributions from capital gains	354,331	407,495	—	—	127,445
Net change in unrealized appreciation or depreciation of investments	658,963	5,999,945	(7,705)	(355,451)	(1,062,478)
Net gain (loss) on investments	1,074,115	5,818,570	(10,887)	(511,342)	(1,420,189)
Net increase (decrease) in net assets resulting from operations	$1,073,516	$5,676,830	$(3,811)	$(222,880)	$(1,048,273)

See accompanying notes to financial statements.

48	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Operations

Year ended December 31, 2020 (continued)	VanEck VIP Global Gold, Cl S	VP Aggr, Cl 1	VP Aggr, Cl 2	VP Aggr, Cl 4	VP Conserv, Cl 1
Investment income
Dividend income	$172,372	$—	$—	$—	$—
Variable account expenses	26,379	—	1,078,771	1,438,810	—
Investment income (loss) — net	145,993	—	(1,078,771)	(1,438,810)	—

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	1,370,347	898,539	39,027,164	47,870,047	375,603
Cost of investments sold	1,063,851	825,567	28,517,981	32,490,832	369,099
Net realized gain (loss) on sales of investments	306,496	72,972	10,509,183	15,379,215	6,504
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	1,218,112	1,851,766	30,747,907	33,127,108	11,369
Net gain (loss) on investments	1,524,608	1,924,738	41,257,090	48,506,323	17,873
Net increase (decrease) in net assets resulting from operations	$1,670,601	$1,924,738	$40,178,319	$47,067,513	$17,873

Year ended December 31, 2020 (continued)	VP Conserv, Cl 2	VP Conserv, Cl 4	VP Man Vol Conserv, Cl 1	VP Man Vol Conserv, Cl 2	VP Man Vol Conserv Gro, Cl 1
Investment income
Dividend income	$—	$—	$—	$—	$—
Variable account expenses	130,515	118,895	—	20,867	—
Investment income (loss) — net	(130,515)	(118,895)	—	(20,867)	—

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	11,426,120	7,916,436	40,480	2,416,756	83,224
Cost of investments sold	10,394,170	7,109,478	38,599	2,275,955	82,677
Net realized gain (loss) on sales of investments	1,031,950	806,958	1,881	140,801	547
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	1,870,583	1,725,661	15,794	292,344	35,952
Net gain (loss) on investments	2,902,533	2,532,619	17,675	433,145	36,499
Net increase (decrease) in net assets resulting from operations	$2,772,018	$2,413,724	$17,675	$412,278	$36,499

Year ended December 31, 2020 (continued)	VP Man Vol Conserv Gro, Cl 2	VP Man Vol Gro, Cl 1	VP Man Vol Gro, Cl 2	VP Man Vol Mod Gro, Cl 1	VP Man Vol Mod Gro, Cl 2
Investment income
Dividend income	$—	$—	$—	$—	$—
Variable account expenses	26,906	—	164,160	—	152,043
Investment income (loss) — net	(26,906)	—	(164,160)	—	(152,043)

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	1,021,382	597,584	12,241,198	378,633	6,105,680
Cost of investments sold	916,847	576,708	10,346,554	366,051	5,259,142
Net realized gain (loss) on sales of investments	104,535	20,876	1,894,644	12,582	846,538
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	486,406	559,055	3,340,065	357,096	3,196,823
Net gain (loss) on investments	590,941	579,931	5,234,709	369,678	4,043,361
Net increase (decrease) in net assets resulting from operations	$564,035	$579,931	$5,070,549	$369,678	$3,891,318

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	49

Statement of Operations

Year ended December 31, 2020 (continued)	VP Mod, Cl 1	VP Mod, Cl 2	VP Mod, Cl 4	VP Mod Aggr, Cl 1	VP Mod Aggr, Cl 2
Investment income
Dividend income	$—	$—	$—	$—	$—
Variable account expenses	—	1,957,961	2,708,232	—	2,628,604
Investment income (loss) — net	—	(1,957,961)	(2,708,232)	—	(2,628,604)

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	2,005,460	51,507,934	71,399,704	915,868	91,824,112
Cost of investments sold	1,871,233	36,199,729	49,195,160	876,155	61,893,129
Net realized gain (loss) on sales of investments	134,227	15,308,205	22,204,544	39,713	29,930,983
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	904,030	32,681,660	46,326,263	4,165,094	58,039,009
Net gain (loss) on investments	1,038,257	47,989,865	68,530,807	4,204,807	87,969,992
Net increase (decrease) in net assets resulting from operations	$1,038,257	$46,031,904	$65,822,575	$4,204,807	$85,341,388

Year ended December 31, 2020 (continued)	VP Mod Aggr, Cl 4	VP Mod Conserv, Cl 1	VP Mod Conserv, Cl 2	VP Mod Conserv, Cl 4	VP Ptnrs Core Bond, Cl 1
Investment income
Dividend income	$—	$—	$—	$—	$2,350
Variable account expenses	4,415,033	—	290,124	377,452	—
Investment income (loss) — net	(4,415,033)	—	(290,124)	(377,452)	2,350

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	114,047,350	243,945	13,836,155	15,818,659	5,972
Cost of investments sold	76,728,889	236,016	11,358,694	12,365,349	5,833
Net realized gain (loss) on sales of investments	37,318,461	7,929	2,477,461	3,453,310	139
Distributions from capital gains	—	—	—	—	1,027
Net change in unrealized appreciation or depreciation of investments	95,553,038	48,405	3,802,199	5,475,538	5,281
Net gain (loss) on investments	132,871,499	56,334	6,279,660	8,928,848	6,447
Net increase (decrease) in net assets resulting from operations	$128,456,466	$56,334	$5,989,536	$8,551,396	$8,797

Year ended December 31, 2020 (continued)	VP Ptnrs Core Bond, Cl 2	VP Ptnrs Core Eq, Cl 1	VP Ptnrs Core Eq, Cl 2	VP Ptnrs Core Eq, Cl 3	VP Ptnrs Intl Core Eq, Cl 1
Investment income
Dividend income	$11,295	$—	$—	$—	$311
Variable account expenses	—	—	—	28,304	—
Investment income (loss) — net	11,295	—	—	(28,304)	311

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	281,454	4,006	48,957	892,590	26,813
Cost of investments sold	272,104	3,669	42,101	568,266	25,076
Net realized gain (loss) on sales of investments	9,350	337	6,856	324,324	1,737
Distributions from capital gains	5,560	—	—	—	586
Net change in unrealized appreciation or depreciation of investments	13,931	1,764	58,380	580,533	36,519
Net gain (loss) on investments	28,841	2,101	65,236	904,857	38,842
Net increase (decrease) in net assets resulting from operations	$40,136	$2,101	$65,236	$876,553	$39,153

See accompanying notes to financial statements.

50	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Operations

Year ended December 31, 2020 (continued)	VP Ptnrs Intl Core Eq, Cl 2	VP Ptnrs Intl Gro, Cl 1	VP Ptnrs Intl Gro, Cl 2	VP Ptnrs Intl Val, Cl 1	VP Ptnrs Intl Val, Cl 2
Investment income
Dividend income	$1,063	$675	$3,120	$771	$8,588
Variable account expenses	—	—	—	—	—
Investment income (loss) — net	1,063	675	3,120	771	8,588

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	209,069	63,336	611,335	64,786	450,851
Cost of investments sold	217,581	63,509	588,127	67,906	531,578
Net realized gain (loss) on sales of investments	(8,512)	(173)	23,208	(3,120)	(80,727)
Distributions from capital gains	2,035	4,345	42,447	—	—
Net change in unrealized appreciation or depreciation of investments	94,100	128,735	903,696	38,448	46,859
Net gain (loss) on investments	87,623	132,907	969,351	35,328	(33,868)
Net increase (decrease) in net assets resulting from operations	$88,686	$133,582	$972,471	$36,099	$(25,280)

Year ended December 31, 2020 (continued)	VP Ptnrs Sm Cap Gro, Cl 1	VP Ptnrs Sm Cap Gro, Cl 2	VP Ptnrs Sm Cap Val, Cl 1	VP Ptnrs Sm Cap Val, Cl 2	VP Ptnrs Sm Cap Val, Cl 3
Investment income
Dividend income	$—	$—	$—	$—	$—
Variable account expenses	—	—	—	—	48,365
Investment income (loss) — net	—	—	—	—	(48,365)

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	6,827	102,533	25,106	69,259	1,472,173
Cost of investments sold	6,304	94,161	26,116	76,157	1,371,831
Net realized gain (loss) on sales of investments	523	8,372	(1,010)	(6,898)	100,342
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	47,620	241,793	25,298	26,402	399,277
Net gain (loss) on investments	48,143	250,165	24,288	19,504	499,619
Net increase (decrease) in net assets resulting from operations	$48,143	$250,165	$24,288	$19,504	$451,254

Year ended December 31, 2020 (continued)	VP US Flex Conserv Gro, Cl 1	VP US Flex Gro, Cl 1	VP US Flex Mod Gro, Cl 1	Wanger Intl	Wanger USA
Investment income
Dividend income	$—	$—	$—	$1,582,306	$—
Variable account expenses	—	—	—	384,408	510,170
Investment income (loss) — net	—	—	—	1,197,898	(510,170)

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	241	63,374	14,706	12,195,171	13,529,489
Cost of investments sold	227	62,860	14,442	14,712,335	17,662,818
Net realized gain (loss) on sales of investments	14	514	264	(2,517,164)	(4,133,329)
Distributions from capital gains	—	—	—	2,824,042	11,328,761
Net change in unrealized appreciation or depreciation of investments	5,840	55,959	69,976	8,388,441	17,132,116
Net gain (loss) on investments	5,854	56,473	70,240	8,695,319	24,327,548
Net increase (decrease) in net assets resulting from operations	$5,854	$56,473	$70,240	$9,893,217	$23,817,378

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	51

Statement of Operations

Year ended December 31, 2020 (continued)	WF VT Index Asset Alloc, Cl 2	WF VT Intl Eq, Cl 2	WF VT Opp, Cl 1	WF VT Opp, Cl 2	WF VT Sm Cap Gro, Cl 1
Investment income
Dividend income	$105,710	$458,879	$423	$62,936	$—
Variable account expenses	56,171	96,703	—	65,796	—
Investment income (loss) — net	49,539	362,176	423	(2,860)	—

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales	2,280,899	3,164,991	8,734	2,342,507	51,579
Cost of investments sold	2,091,864	5,942,789	9,924	2,242,962	50,811
Net realized gain (loss) on sales of investments	189,035	(2,777,798)	(1,190)	99,545	768
Distributions from capital gains	1,015,950	—	4,583	1,088,041	39,029
Net change in unrealized appreciation or depreciation of investments	721,697	3,010,563	9,201	1,543,610	430,616
Net gain (loss) on investments	1,926,682	232,765	12,594	2,731,196	470,413
Net increase (decrease) in net assets resulting from operations	$1,976,221	$594,941	$13,017	$2,728,336	$470,413

Year ended December 31, 2020 (continued)			WF VT Sm Cap Gro, Cl 2	WA Var Global Hi Yd Bond, Cl I	WA Var Global Hi Yd Bond, Cl II
Investment income
Dividend income			$—	$5,095	$11,044
Variable account expenses			103,032	—	—
Investment income (loss) — net			(103,032)	5,095	11,044

Realized and unrealized gain (loss) on investments — net
Realized gain (loss) on sales of investments:
Proceeds from sales			3,829,698	27,564	72,914
Cost of investments sold			3,542,163	27,790	75,329
Net realized gain (loss) on sales of investments			287,535	(226)	(2,415)
Distributions from capital gains			1,436,355	—	—
Net change in unrealized appreciation or depreciation of investments			11,427,159	4,944	9,332
Net gain (loss) on investments			13,151,049	4,718	6,917
Net increase (decrease) in net assets resulting from operations			$13,048,017	$9,813	$17,961

See accompanying notes to financial statements.

52	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Changes in Net Assets

Year ended December 31, 2020	AB VPS Dyn Asset Alloc, Cl B	AB VPS Gro & Inc, Cl B	AB VPS Intl Val, Cl B	AB VPS Lg Cap Gro, Cl A	AB VPS Lg Cap Gro, Cl B
Operations
Investment income (loss) — net	$6,377	$225,504	$368,613	$—	$(195,422)
Net realized gain (loss) on sales of investments	(35,363)	(408,965)	(617,997)	5,735	1,129,447
Distributions from capital gains	—	1,403,115	—	146,051	3,863,650
Net change in unrealized appreciation or depreciation of investments	225	(790,712)	744,715	515,772	9,912,733
Net increase (decrease) in net assets resulting from operations	(28,761)	428,942	495,331	667,558	14,710,408

Contract transactions
Contract purchase payments	99,305	1,021,404	2,119,109	809,239	2,142,123
Net transfers(1)	(335,130)	(181,295)	(1,071,375)	1,883,878	9,084,781
Transfers for policy loans	(6,161)	(184,241)	107,335	(12,679)	(313,769)
Policy charges	(15,484)	(575,003)	(1,019,235)	(136,736)	(764,801)
Contract terminations:
Surrender benefits	(659)	(971,228)	(1,721,529)	—	(1,888,636)
Death benefits	—	(21,163)	—	—	(18,246)
Increase (decrease) from contract transactions	(258,129)	(911,526)	(1,585,695)	2,543,702	8,241,452
Net assets at beginning of year	791,226	29,457,620	39,381,805	642,699	37,472,162
Net assets at end of year	$504,336	$28,975,036	$38,291,441	$3,853,959	$60,424,022

Accumulation unit activity
Units outstanding at beginning of year	603,646	9,165,970	23,115,617	541,408	9,516,126
Contract purchase payments	79,436	343,761	1,460,683	590,497	542,042
Net transfers(1)	(293,237)	(47,726)	(767,132)	1,375,252	1,867,343
Transfers for policy loans	(4,999)	(78,650)	92,483	(10,253)	(76,643)
Policy charges	(12,158)	(203,342)	(700,340)	(100,625)	(185,346)
Contract terminations:
Surrender benefits	(545)	(332,512)	(1,153,568)	—	(440,951)
Death benefits	—	(8,313)	—	—	(5,487)
Units outstanding at end of year	372,143	8,839,188	22,047,743	2,396,279	11,217,084

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	53

Statement of Changes in Net Assets

Year ended December 31, 2020 (continued)	ALPS Alerian Engy Infr, Class I	ALPS Alerian Engy Infr, Class III	AC VP Intl, Cl I	AC VP Intl, Cl II	AC VP Val, Cl I
Operations
Investment income (loss) — net	$5,102	$116,832	$(9,754)	$(4,474)	$799,788
Net realized gain (loss) on sales of investments	(1,448)	(834,279)	362,971	111,105	1,505,712
Distributions from capital gains	—	—	189,920	132,678	1,227,891
Net change in unrealized appreciation or depreciation of investments	(23,767)	(1,038,785)	2,583,518	2,142,974	(4,105,216)
Net increase (decrease) in net assets resulting from operations	(20,113)	(1,756,232)	3,126,655	2,382,283	(571,825)

Contract transactions
Contract purchase payments	32,217	450,224	367,580	407,094	1,666,507
Net transfers(1)	104,494	(805,228)	43,543	520,299	(2,614,808)
Transfers for policy loans	—	(41,361)	5,351	73,772	(22,189)
Policy charges	(8,455)	(103,259)	(347,946)	(203,159)	(1,612,967)
Contract terminations:
Surrender benefits	—	(117,737)	(525,250)	(314,150)	(1,758,951)
Death benefits	—	—	(4,575)	—	(45,014)
Increase (decrease) from contract transactions	128,256	(617,361)	(461,297)	483,856	(4,387,422)
Net assets at beginning of year	65,410	7,151,900	13,264,361	9,179,473	55,957,905
Net assets at end of year	$173,553	$4,778,307	$15,929,719	$12,045,612	$50,998,658

Accumulation unit activity
Units outstanding at beginning of year	64,409	8,471,806	5,928,994	5,665,636	15,898,355
Contract purchase payments	46,048	717,468	167,693	247,569	756,987
Net transfers(1)	128,842	(1,236,313)	23,451	319,927	(639,400)
Transfers for policy loans	—	(68,720)	11,526	41,099	(4,763)
Policy charges	(11,913)	(165,720)	(163,635)	(125,304)	(573,301)
Contract terminations:
Surrender benefits	—	(185,167)	(248,573)	(184,716)	(564,507)
Death benefits	—	—	(1,507)	—	(14,179)
Units outstanding at end of year	227,386	7,533,354	5,717,949	5,964,211	14,859,192

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

See accompanying notes to financial statements.

54	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Changes in Net Assets

Year ended December 31, 2020 (continued)	AC VP Val, Cl II	BlackRock Global Alloc, Cl I	BlackRock Global Alloc, Cl III	Calvert VP SRI Bal, Cl I	Col VP Bal, Cl 1
Operations
Investment income (loss) — net	$494,167	$12,944	$108,268	$127,704	$—
Net realized gain (loss) on sales of investments	119,334	2,814	99,563	41,128	3,022
Distributions from capital gains	723,120	49,879	745,719	394,182	—
Net change in unrealized appreciation or depreciation of investments	(1,452,529)	110,805	1,214,430	1,102,569	348,520
Net increase (decrease) in net assets resulting from operations	(115,908)	176,442	2,167,980	1,665,583	351,542

Contract transactions
Contract purchase payments	1,440,669	218,517	596,726	372,247	570,446
Net transfers(1)	(1,555,262)	406,746	(1,101,916)	1,784,951	1,670,954
Transfers for policy loans	(51,509)	—	(26,362)	(51,778)	—
Policy charges	(661,321)	(38,793)	(234,047)	(285,441)	(129,694)
Contract terminations:
Surrender benefits	(889,205)	(5)	(268,659)	(217,723)	—
Death benefits	(2,102)	—	(5,308)	(11,520)	—
Increase (decrease) from contract transactions	(1,718,730)	586,465	(1,039,566)	1,590,736	2,111,706
Net assets at beginning of year	32,822,697	364,115	12,326,464	10,925,093	737,586
Net assets at end of year	$30,988,059	$1,127,022	$13,454,878	$14,181,412	$3,200,834

Accumulation unit activity
Units outstanding at beginning of year	15,441,425	329,118	9,574,717	4,308,373	646,011
Contract purchase payments	781,810	184,976	422,652	145,418	480,188
Net transfers(1)	(768,570)	361,171	(937,367)	645,205	1,362,333
Transfers for policy loans	(23,835)	—	(14,948)	(10,712)	—
Policy charges	(367,083)	(33,418)	(169,930)	(115,243)	(108,188)
Contract terminations:
Surrender benefits	(477,032)	(4)	(206,397)	(90,070)	—
Death benefits	(1,256)	—	(4,716)	(4,548)	—
Units outstanding at end of year	14,585,459	841,843	8,664,011	4,878,423	2,380,344

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	55

Statement of Changes in Net Assets

Year ended December 31, 2020 (continued)	Col VP Bal, Cl 3	Col VP Commodity Strategy, Cl 1	Col VP Commodity Strategy, Cl 2	Col VP Contrarian Core, Cl 1	Col VP Contrarian Core, Cl 2
Operations
Investment income (loss) — net	$(1,333,490)	$5,160	$28,468	$—	$—
Net realized gain (loss) on sales of investments	7,826,666	(1,857)	(3,129)	13,434	86,346
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	24,974,727	2,265	(10,569)	126,308	806,885
Net increase (decrease) in net assets resulting from operations	31,467,903	5,568	14,770	139,742	893,231

Contract transactions
Contract purchase payments	7,824,534	13,208	25,628	216,675	479,052
Net transfers(1)	6,774,011	62,618	125,674	274,633	99,899
Transfers for policy loans	192,412	—	1,086	—	(31,783)
Policy charges	(10,116,556)	(2,303)	(4,876)	(43,248)	(166,749)
Contract terminations:
Surrender benefits	(8,085,988)	(3)	(2)	(3)	(40,515)
Death benefits	(76,746)	—	—	—	—
Increase (decrease) from contract transactions	(3,488,333)	73,520	147,510	448,057	339,904
Net assets at beginning of year	193,548,429	10,718	97,939	308,505	3,647,560
Net assets at end of year	$221,527,999	$89,806	$260,219	$896,304	$4,880,695

Accumulation unit activity
Units outstanding at beginning of year	80,271,373	10,629	156,215	259,276	1,807,850
Contract purchase payments	3,272,655	14,906	46,934	174,994	235,701
Net transfers(1)	2,064,048	67,290	225,325	216,656	54,915
Transfers for policy loans	95,102	—	1,992	—	(14,241)
Policy charges	(4,267,277)	(2,594)	(8,880)	(35,234)	(82,178)
Contract terminations:
Surrender benefits	(3,293,945)	(3)	(5)	(2)	(19,275)
Death benefits	(30,082)	—	—	—	—
Units outstanding at end of year	78,111,874	90,228	421,581	615,690	1,982,772

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

See accompanying notes to financial statements.

56	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Changes in Net Assets

Year ended December 31, 2020 (continued)	Col VP Disciplined Core, Cl 1	Col VP Disciplined Core, Cl 2	Col VP Disciplined Core, Cl 3	Col VP Divd Opp, Cl 1	Col VP Divd Opp, Cl 2
Operations
Investment income (loss) — net	$—	$—	$(2,013,820)	$—	$—
Net realized gain (loss) on sales of investments	1,356	97,670	17,664,016	(5,292)	73,543
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	112,541	207,986	19,721,409	88,342	(115,289)
Net increase (decrease) in net assets resulting from operations	113,897	305,656	35,371,605	83,050	(41,746)

Contract transactions
Contract purchase payments	320,944	302,344	10,196,024	244,109	368,183
Net transfers(1)	301,380	109,393	(7,435,688)	572,930	(405,380)
Transfers for policy loans	—	7,605	39,631	(3,763)	(20,563)
Policy charges	(48,210)	(67,016)	(14,280,321)	(46,814)	(105,211)
Contract terminations:
Surrender benefits	—	(106,619)	(13,063,066)	(8,586)	(55,620)
Death benefits	—	—	(68,554)	—	(507)
Increase (decrease) from contract transactions	574,114	245,707	(24,611,974)	757,876	(219,098)
Net assets at beginning of year	236,096	2,205,862	297,716,969	311,476	3,268,130
Net assets at end of year	$924,107	$2,757,225	$308,476,600	$1,152,402	$3,007,286

Accumulation unit activity
Units outstanding at beginning of year	211,451	887,363	117,024,904	279,198	1,568,483
Contract purchase payments	292,049	123,809	4,223,098	242,598	193,582
Net transfers(1)	265,321	35,540	(2,850,104)	557,733	(233,718)
Transfers for policy loans	—	2,368	138,272	(3,856)	(11,057)
Policy charges	(43,589)	(27,548)	(6,291,722)	(46,402)	(56,088)
Contract terminations:
Surrender benefits	—	(47,119)	(5,154,457)	(8,129)	(30,504)
Death benefits	—	—	(32,727)	—	(284)
Units outstanding at end of year	725,232	974,413	107,057,264	1,021,142	1,430,414

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	57

Statement of Changes in Net Assets

Year ended December 31, 2020 (continued)	Col VP Divd Opp, Cl 3	Col VP Emerg Mkts Bond, Cl 1	Col VP Emerg Mkts Bond, Cl 2	Col VP Emer Mkts, Cl 1	Col VP Emer Mkts, Cl 2
Operations
Investment income (loss) — net	$(854,603)	$4,029	$18,729	$4,740	$25,175
Net realized gain (loss) on sales of investments	7,661,339	(291)	(6,091)	(1,441)	126
Distributions from capital gains	—	—	—	111,951	744,920
Net change in unrealized appreciation or depreciation of investments	(7,729,038)	5,855	30,298	315,306	1,348,016
Net increase (decrease) in net assets resulting from operations	(922,302)	9,593	42,936	430,556	2,118,237

Contract transactions
Contract purchase payments	6,724,164	18,125	96,204	457,728	804,247
Net transfers(1)	(8,276,146)	105,308	30,600	761,350	322,268
Transfers for policy loans	(105,296)	—	(349)	(465)	(56,669)
Policy charges	(5,339,574)	(6,349)	(21,143)	(69,697)	(186,275)
Contract terminations:
Surrender benefits	(8,620,295)	—	—	(3,832)	(52,608)
Death benefits	(48,522)	—	—	—	(1,284)
Increase (decrease) from contract transactions	(15,665,669)	117,084	105,312	1,145,084	829,679
Net assets at beginning of year	200,604,136	24,610	534,612	391,467	6,081,132
Net assets at end of year	$184,016,165	$151,287	$682,860	$1,967,107	$9,029,048

Accumulation unit activity
Units outstanding at beginning of year	64,371,902	23,192	412,822	331,861	3,861,668
Contract purchase payments	2,405,355	17,436	75,030	382,198	508,364
Net transfers(1)	(2,925,109)	98,124	21,117	595,502	124,915
Transfers for policy loans	(11,875)	—	(262)	(381)	(36,516)
Policy charges	(1,868,642)	(6,037)	(16,658)	(57,678)	(118,490)
Contract terminations:
Surrender benefits	(2,975,473)	—	—	(2,710)	(33,379)
Death benefits	(15,650)	—	—	—	(1,041)
Units outstanding at end of year	58,980,508	132,715	492,049	1,248,792	4,305,521

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

See accompanying notes to financial statements.

58	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Changes in Net Assets

Year ended December 31, 2020 (continued)	Col VP Emer Mkts, Cl 3	Col VP Global Strategic Inc, Cl 2	Col VP Global Strategic Inc, Cl 3	Col VP Govt Money Mkt, Cl 1	Col VP Govt Money Mkt, Cl 2
Operations
Investment income (loss) — net	$29,595	$13,878	$861,530	$1,007	$8,139
Net realized gain (loss) on sales of investments	384,076	(10,350)	(413,205)	—	—
Distributions from capital gains	5,842,191	—	—	644	2,922
Net change in unrealized appreciation or depreciation of investments	8,518,844	2,405	293,415	—	—
Net increase (decrease) in net assets resulting from operations	14,774,706	5,933	741,740	1,651	11,061

Contract transactions
Contract purchase payments	1,969,880	32,961	850,677	1,668,500	1,832,920
Net transfers(1)	(2,495,147)	(89,080)	490,226	430,077	1,890,940
Transfers for policy loans	8,510	379	48,098	—	(20,991)
Policy charges	(1,168,058)	(13,045)	(654,921)	(136,702)	(443,399)
Contract terminations:
Surrender benefits	(1,947,073)	(9,325)	(773,884)	—	(50,148)
Death benefits	—	—	—	—	(170)
Increase (decrease) from contract transactions	(3,631,888)	(78,110)	(39,804)	1,961,875	3,209,152
Net assets at beginning of year	51,169,189	299,677	19,640,884	175,517	3,828,549
Net assets at end of year	$62,312,007	$227,500	$20,342,820	$2,139,043	$7,048,762

Accumulation unit activity
Units outstanding at beginning of year	21,111,136	310,342	16,008,309	172,824	3,712,068
Contract purchase payments	810,810	34,583	695,290	1,638,229	1,773,580
Net transfers(1)	(1,249,089)	(96,354)	387,540	422,838	1,831,039
Transfers for policy loans	36,406	125	35,823	—	(20,331)
Policy charges	(459,459)	(13,742)	(516,555)	(134,227)	(429,078)
Contract terminations:
Surrender benefits	(767,309)	(9,685)	(635,620)	—	(48,530)
Death benefits	—	—	—	—	(165)
Units outstanding at end of year	19,482,495	225,269	15,974,787	2,099,664	6,818,583

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	59

Statement of Changes in Net Assets

Year ended December 31, 2020 (continued)	Col VP Govt Money Mkt, Cl 3	Col VP Hi Yield Bond, Cl 1	Col VP Hi Yield Bond, Cl 2	Col VP Hi Yield Bond, Cl 3	Col VP Inc Opp, Cl 1
Operations
Investment income (loss) — net	$(141,116)	$19,956	$111,796	$2,539,996	$11,458
Net realized gain (loss) on sales of investments	167	(1,705)	(28,670)	(404,035)	928
Distributions from capital gains	18,488	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	(166)	10,968	37,854	493,095	9,827
Net increase (decrease) in net assets resulting from operations	(122,627)	29,219	120,980	2,629,056	22,213

Contract transactions
Contract purchase payments	5,546,332	144,548	245,883	1,799,056	50,541
Net transfers(1)	18,364,644	197,746	(155,613)	(1,995,340)	140,836
Transfers for policy loans	373,102	—	(23,925)	(74,732)	—
Policy charges	(4,190,823)	(46,518)	(69,182)	(1,559,637)	(13,302)
Contract terminations:
Surrender benefits	(7,639,278)	—	(41,263)	(2,075,633)	(2,947)
Death benefits	(604,858)	—	(1,408)	(23,305)	—
Increase (decrease) from contract transactions	11,849,119	295,776	(45,508)	(3,929,591)	175,128
Net assets at beginning of year	37,657,659	227,072	1,910,903	52,930,585	122,256
Net assets at end of year	$49,384,151	$552,067	$1,986,375	$51,630,050	$319,597

Accumulation unit activity
Units outstanding at beginning of year	37,229,016	206,608	1,271,181	21,302,624	111,502
Contract purchase payments	5,497,053	129,266	165,289	743,785	47,712
Net transfers(1)	18,215,843	178,161	(102,040)	(803,755)	130,948
Transfers for policy loans	360,641	—	(15,937)	(6,409)	—
Policy charges	(4,137,236)	(43,134)	(47,068)	(623,859)	(12,297)
Contract terminations:
Surrender benefits	(7,528,977)	—	(27,406)	(858,587)	(2,613)
Death benefits	(571,651)	—	(1,021)	(7,992)	—
Units outstanding at end of year	49,064,689	470,901	1,242,998	19,745,807	275,252

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

See accompanying notes to financial statements.

60	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Changes in Net Assets

Year ended December 31, 2020 (continued)	Col VP Inc Opp, Cl 2	Col VP Inc Opp, Cl 3	Col VP Inter Bond, Cl 1	Col VP Inter Bond, Cl 2	Col VP Inter Bond, Cl 3
Operations
Investment income (loss) — net	$49,640	$741,078	$17,865	$60,789	$2,249,363
Net realized gain (loss) on sales of investments	(19,126)	(512,921)	2,589	12,979	409,331
Distributions from capital gains	—	—	7,227	26,748	1,177,424
Net change in unrealized appreciation or depreciation of investments	20,068	497,396	48,148	149,493	7,420,582
Net increase (decrease) in net assets resulting from operations	50,582	725,553	75,829	250,009	11,256,700

Contract transactions
Contract purchase payments	113,751	673,623	192,449	270,379	3,848,255
Net transfers(1)	(202,662)	(1,650,473)	484,565	1,286,986	11,807,830
Transfers for policy loans	(234)	(98,436)	(475)	(33,409)	(60,385)
Policy charges	(46,559)	(589,580)	(42,009)	(76,877)	(3,985,782)
Contract terminations:
Surrender benefits	(13,077)	(960,449)	(3,053)	(23,545)	(4,440,689)
Death benefits	—	(1,707)	—	—	(31,703)
Increase (decrease) from contract transactions	(148,781)	(2,627,022)	631,477	1,423,534	7,137,526
Net assets at beginning of year	1,187,241	20,216,534	391,184	1,366,593	93,770,263
Net assets at end of year	$1,089,042	$18,315,065	$1,098,490	$3,040,136	$112,164,489

Accumulation unit activity
Units outstanding at beginning of year	803,622	9,469,328	364,458	1,108,593	57,051,863
Contract purchase payments	78,697	337,251	164,790	207,700	2,177,925
Net transfers(1)	(142,994)	(798,188)	419,064	983,414	7,287,548
Transfers for policy loans	(606)	(51,670)	(407)	(26,565)	(114,684)
Policy charges	(32,364)	(276,753)	(36,261)	(58,924)	(2,196,445)
Contract terminations:
Surrender benefits	(8,785)	(491,785)	(2,571)	(17,725)	(2,532,589)
Death benefits	—	(775)	—	—	(14,809)
Units outstanding at end of year	697,570	8,187,408	909,073	2,196,493	61,658,809

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	61

Statement of Changes in Net Assets

Year ended December 31, 2020 (continued)	Col VP Lg Cap Gro, Cl 1	Col VP Lg Cap Gro, Cl 2	Col VP Lg Cap Gro, Cl 3	Col VP Lg Cap Index, Cl 1	Col VP Lg Cap Index, Cl 3
Operations
Investment income (loss) — net	$—	$—	$(345,072)	$—	$(533,940)
Net realized gain (loss) on sales of investments	27,552	278,941	4,285,107	19,502	7,217,273
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	272,331	1,154,538	17,093,797	876,234	13,139,869
Net increase (decrease) in net assets resulting from operations	299,883	1,433,479	21,033,832	895,736	19,823,202

Contract transactions
Contract purchase payments	474,129	472,866	1,946,740	1,048,632	4,585,220
Net transfers(1)	609,030	420,015	2,543,554	2,760,512	(1,650,692)
Transfers for policy loans	(16,227)	(49,570)	(316,376)	(12,292)	(370,096)
Policy charges	(86,170)	(156,361)	(1,549,562)	(268,230)	(2,443,190)
Contract terminations:
Surrender benefits	(3,938)	(52,311)	(3,040,444)	—	(4,811,658)
Death benefits	—	(1,659)	(3,851)	—	(4,236)
Increase (decrease) from contract transactions	976,824	632,980	(419,939)	3,528,622	(4,694,652)
Net assets at beginning of year	407,678	3,867,275	62,956,317	1,695,718	117,210,707
Net assets at end of year	$1,684,385	$5,933,734	$83,570,210	$6,120,076	$132,339,257

Accumulation unit activity
Units outstanding at beginning of year	340,807	1,412,117	18,685,753	1,444,477	35,382,604
Contract purchase payments	340,849	155,455	529,975	885,357	1,554,782
Net transfers(1)	440,889	130,431	519,737	2,320,810	(566,018)
Transfers for policy loans	(11,231)	(16,735)	(64,288)	(6,882)	(88,864)
Policy charges	(63,662)	(51,773)	(446,497)	(227,215)	(771,801)
Contract terminations:
Surrender benefits	(2,610)	(16,838)	(800,607)	—	(1,415,202)
Death benefits	—	(653)	(1,944)	—	(1,858)
Units outstanding at end of year	1,045,042	1,612,004	18,422,129	4,416,547	34,093,643

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

See accompanying notes to financial statements.

62	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Changes in Net Assets

Year ended December 31, 2020 (continued)	Col VP Limited Duration Cr, Cl 1	Col VP Limited Duration Cr, Cl 2	Col VP Long Govt/Cr Bond, Cl 1	Col VP Long Govt/Cr Bond, Cl 2	Col VP Mid Cap Gro, Cl 1
Operations
Investment income (loss) — net	$8,731	$222,855	$2,355	$4,958	$—
Net realized gain (loss) on sales of investments	2,044	110,172	358	3,397	7,681
Distributions from capital gains	—	—	1,319	3,013	—
Net change in unrealized appreciation or depreciation of investments	2,225	177,062	5,154	16,605	250,504
Net increase (decrease) in net assets resulting from operations	13,000	510,089	9,186	27,973	258,185

Contract transactions
Contract purchase payments	184,694	413,680	17,743	21,304	156,283
Net transfers(1)	(14,002)	7,319,792	71,408	32,941	565,180
Transfers for policy loans	—	24,692	(142)	(53)	—
Policy charges	(17,378)	(252,245)	(9,133)	(6,696)	(42,568)
Contract terminations:
Surrender benefits	—	(1,233,113)	—	(69)	—
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	153,314	6,272,806	79,876	47,427	678,895
Net assets at beginning of year	106,530	7,378,276	25,920	140,491	240,067
Net assets at end of year	$272,844	$14,161,171	$114,982	$215,891	$1,177,147

Accumulation unit activity
Units outstanding at beginning of year	100,413	7,025,368	22,197	104,098	206,421
Contract purchase payments	169,767	380,362	13,171	14,164	119,379
Net transfers(1)	(11,379)	6,799,617	55,608	22,870	454,896
Transfers for policy loans	—	23,108	(105)	(37)	—
Policy charges	(15,957)	(238,268)	(6,893)	(4,415)	(33,399)
Contract terminations:
Surrender benefits	—	(1,142,205)	—	(44)	—
Death benefits	—	—	—	—	—
Units outstanding at end of year	242,844	12,847,982	83,978	136,636	747,297

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	63

Statement of Changes in Net Assets

Year ended December 31, 2020 (continued)	Col VP Mid Cap Gro, Cl 2	Col VP Mid Cap Gro, Cl 3	Col VP Overseas Core, Cl 1	Col VP Overseas Core, Cl 2	Col VP Overseas Core, Cl 3
Operations
Investment income (loss) — net	$—	$(98,620)	$3,708	$26,278	$460,967
Net realized gain (loss) on sales of investments	67,929	1,277,556	10,522	(17,750)	492,489
Distributions from capital gains	—	—	2,301	23,496	662,895
Net change in unrealized appreciation or depreciation of investments	679,597	5,259,036	45,438	214,408	2,552,522
Net increase (decrease) in net assets resulting from operations	747,526	6,437,972	61,969	246,432	4,168,873

Contract transactions
Contract purchase payments	231,664	601,327	89,268	229,882	2,731,545
Net transfers(1)	189,909	1,606,703	251,302	231,702	(1,869,367)
Transfers for policy loans	(15,447)	(163,834)	—	(14,625)	290,808
Policy charges	(87,585)	(501,093)	(15,699)	(54,206)	(3,000,276)
Contract terminations:
Surrender benefits	(12,391)	(764,500)	(3)	(42,827)	(2,471,536)
Death benefits	(1,512)	—	—	—	(13,188)
Increase (decrease) from contract transactions	304,638	778,603	324,868	349,926	(4,332,014)
Net assets at beginning of year	1,693,596	18,273,272	79,800	1,681,046	61,964,408
Net assets at end of year	$2,745,760	$25,489,847	$466,637	$2,277,404	$61,801,267

Accumulation unit activity
Units outstanding at beginning of year	710,522	4,675,324	71,135	1,061,922	39,742,753
Contract purchase payments	96,303	146,760	87,988	160,379	1,976,281
Net transfers(1)	92,952	354,955	237,246	175,907	(1,494,458)
Transfers for policy loans	(6,708)	(40,400)	—	(10,358)	214,929
Policy charges	(34,607)	(122,442)	(15,155)	(37,434)	(2,252,750)
Contract terminations:
Surrender benefits	(4,940)	(183,008)	(3)	(28,432)	(1,736,081)
Death benefits	(737)	—	—	—	(10,287)
Units outstanding at end of year	852,785	4,831,189	381,211	1,321,984	36,440,387

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

See accompanying notes to financial statements.

64	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Changes in Net Assets

Year ended December 31, 2020 (continued)	Col VP Select Lg Cap Val, Cl 1	Col VP Select Lg Cap Val, Cl 2	Col VP Select Lg Cap Val, Cl 3	Col VP Select Mid Cap Val, Cl 1	Col VP Select Mid Cap Val, Cl 2
Operations
Investment income (loss) — net	$—	$—	$(79,298)	$—	$—
Net realized gain (loss) on sales of investments	4,572	53,292	595,056	177	47,713
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	54,028	174,712	327,847	57,949	127,219
Net increase (decrease) in net assets resulting from operations	58,600	228,004	843,605	58,126	174,932

Contract transactions
Contract purchase payments	75,461	267,369	454,277	87,941	279,120
Net transfers(1)	311,435	118,859	293,924	117,074	(207,687)
Transfers for policy loans	—	(54,334)	77,548	—	(34,064)
Policy charges	(15,849)	(64,284)	(325,277)	(20,687)	(86,315)
Contract terminations:
Surrender benefits	(3)	(3,159)	(624,786)	—	(17,472)
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	371,044	264,451	(124,314)	184,328	(66,418)
Net assets at beginning of year	98,162	1,881,412	18,408,643	84,047	2,469,890
Net assets at end of year	$527,806	$2,373,867	$19,127,934	$326,501	$2,578,404

Accumulation unit activity
Units outstanding at beginning of year	87,382	756,614	5,651,328	74,809	1,077,779
Contract purchase payments	76,553	121,179	158,600	95,105	139,715
Net transfers(1)	290,406	72,217	(104,705)	121,734	(98,757)
Transfers for policy loans	—	(25,710)	46,413	—	(16,660)
Policy charges	(15,594)	(29,093)	(111,515)	(21,264)	(43,769)
Contract terminations:
Surrender benefits	(3)	(1,398)	(230,884)	—	(9,258)
Death benefits	—	—	—	—	—
Units outstanding at end of year	438,744	893,809	5,409,237	270,384	1,049,050

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	65

Statement of Changes in Net Assets

Year ended December 31, 2020 (continued)	Col VP Select Mid Cap Val, Cl 3	Col VP Select Sm Cap Val, Cl 1	Col VP Select Sm Cap Val, Cl 2	Col VP Select Sm Cap Val, Cl 3	Col VP Strategic Inc, Cl 1
Operations
Investment income (loss) — net	$(59,024)	$—	$—	$(66,723)	$21,455
Net realized gain (loss) on sales of investments	534,557	(67)	5,798	475,690	316
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	(190,095)	55,147	139,574	663,361	28,003
Net increase (decrease) in net assets resulting from operations	285,438	55,080	145,372	1,072,328	49,774

Contract transactions
Contract purchase payments	535,999	58,285	160,401	503,783	179,516
Net transfers(1)	(2,223,601)	151,305	22,919	(600,729)	314,106
Transfers for policy loans	(6,832)	—	(30,684)	75,686	(447)
Policy charges	(250,576)	(17,307)	(42,849)	(384,994)	(46,161)
Contract terminations:
Surrender benefits	(334,843)	(3)	(22,356)	(579,525)	—
Death benefits	—	—	—	(4,714)	—
Increase (decrease) from contract transactions	(2,279,853)	192,280	87,431	(990,493)	447,014
Net assets at beginning of year	15,380,689	92,791	1,248,701	15,582,381	431,593
Net assets at end of year	$13,386,274	$340,151	$1,481,504	$15,664,216	$928,381

Accumulation unit activity
Units outstanding at beginning of year	4,859,861	91,828	587,613	4,561,251	403,668
Contract purchase payments	190,536	67,753	86,756	174,346	164,702
Net transfers(1)	(875,820)	168,352	17,227	(193,051)	288,135
Transfers for policy loans	(2,192)	—	(16,934)	26,327	(416)
Policy charges	(92,603)	(19,649)	(23,492)	(130,173)	(43,190)
Contract terminations:
Surrender benefits	(109,011)	(3)	(11,103)	(186,898)	—
Death benefits	—	—	—	(1,752)	—
Units outstanding at end of year	3,970,771	308,281	640,067	4,250,050	812,899

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

See accompanying notes to financial statements.

66	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Changes in Net Assets

Year ended December 31, 2020 (continued)	Col VP Strategic Inc, Cl 2	Col VP US Govt Mtge, Cl 1	Col VP US Govt Mtge, Cl 2	Col VP US Govt Mtge, Cl 3	CS Commodity Return
Operations
Investment income (loss) — net	$78,505	$1,140	$13,768	$437,133	$246,670
Net realized gain (loss) on sales of investments	(15,381)	301	3,440	122,389	(643,097)
Distributions from capital gains	—	157	2,087	79,632	—
Net change in unrealized appreciation or depreciation of investments	89,219	462	4,031	308,966	267,903
Net increase (decrease) in net assets resulting from operations	152,343	2,060	23,326	948,120	(128,524)

Contract transactions
Contract purchase payments	268,383	19,531	35,867	1,065,987	245,253
Net transfers(1)	58,894	63,131	119,452	2,196,551	(27,232)
Transfers for policy loans	(974)	—	224	39,738	43,742
Policy charges	(148,441)	(5,280)	(20,369)	(1,110,049)	(131,719)
Contract terminations:
Surrender benefits	(66,925)	—	—	(1,116,320)	(220,555)
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	110,937	77,382	135,174	1,075,907	(90,511)
Net assets at beginning of year	2,300,120	17,184	413,492	20,798,625	5,309,128
Net assets at end of year	$2,563,400	$96,626	$571,992	$22,822,652	$5,090,093

Accumulation unit activity
Units outstanding at beginning of year	1,731,955	16,257	344,275	15,921,649	8,533,026
Contract purchase payments	202,735	17,697	29,100	782,024	460,912
Net transfers(1)	39,272	57,862	97,303	1,663,459	(81,661)
Transfers for policy loans	(823)	—	55	30,429	82,600
Policy charges	(112,628)	(4,828)	(16,516)	(807,921)	(246,047)
Contract terminations:
Surrender benefits	(50,212)	—	—	(822,825)	(418,509)
Death benefits	—	—	—	—	—
Units outstanding at end of year	1,810,299	86,988	454,217	16,766,815	8,330,321

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	67

Statement of Changes in Net Assets

Year ended December 31, 2020 (continued)	CTIVP AC Div Bond, Cl 1	CTIVP AC Div Bond, Cl 2	CTIVP BR Gl Infl Prot Sec, Cl 1	CTIVP BR Gl Infl Prot Sec, Cl 2	CTIVP BR Gl Infl Prot Sec, Cl 3
Operations
Investment income (loss) — net	$4,575	$4,972	$257	$3,288	$6,216
Net realized gain (loss) on sales of investments	545	1,042	151	3,621	(166,093)
Distributions from capital gains	—	—	679	13,268	200,049
Net change in unrealized appreciation or depreciation of investments	10,588	16,497	1,623	36,993	851,965
Net increase (decrease) in net assets resulting from operations	15,708	22,511	2,710	57,170	892,137

Contract transactions
Contract purchase payments	73,356	32,511	21,302	71,113	615,380
Net transfers(1)	206,574	1,380	68,412	166,902	524,512
Transfers for policy loans	—	(1,220)	(143)	3,159	2,190
Policy charges	(18,941)	(12,171)	(2,763)	(20,644)	(291,515)
Contract terminations:
Surrender benefits	(4)	(476)	—	(45,480)	(377,113)
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	260,985	20,024	86,808	175,050	473,454
Net assets at beginning of year	79,541	271,376	8,815	623,692	10,781,473
Net assets at end of year	$356,234	$313,911	$98,333	$855,912	$12,147,064

Accumulation unit activity
Units outstanding at beginning of year	74,123	224,638	8,320	515,375	7,497,416
Contract purchase payments	65,559	25,803	18,634	56,153	402,589
Net transfers(1)	183,032	617	60,496	126,552	325,070
Transfers for policy loans	—	(937)	(125)	2,383	166
Policy charges	(16,891)	(9,690)	(2,464)	(16,329)	(193,797)
Contract terminations:
Surrender benefits	(4)	(366)	—	(35,093)	(246,232)
Death benefits	—	—	—	—	—
Units outstanding at end of year	305,819	240,065	84,861	649,041	7,785,212

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

See accompanying notes to financial statements.

68	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Changes in Net Assets

Year ended December 31, 2020 (continued)	CTIVP CenterSquare Real Est, Cl 1	CTIVP CenterSquare Real Est, Cl 2	CTIVP Lazard Intl Eq Adv, Cl 1	CTIVP Lazard Intl Eq Adv, Cl 2	CTIVP Loomis Sayles Gro, Cl 1
Operations
Investment income (loss) — net	$15,095	$84,521	$549	$3,827	$—
Net realized gain (loss) on sales of investments	(9,870)	(155,518)	(1,708)	(48,135)	2,923
Distributions from capital gains	36,461	217,348	—	—	—
Net change in unrealized appreciation or depreciation of investments	(31,962)	(342,671)	105,771	187,285	115,538
Net increase (decrease) in net assets resulting from operations	9,724	(196,320)	104,612	142,977	118,461

Contract transactions
Contract purchase payments	240,394	304,836	241,206	397,019	193,591
Net transfers(1)	243,499	(699,317)	559,981	133,644	272,292
Transfers for policy loans	—	(11,515)	—	(20,377)	(200)
Policy charges	(58,170)	(77,071)	(36,682)	(73,525)	(35,839)
Contract terminations:
Surrender benefits	(3)	(24,448)	—	(23,434)	(11)
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	425,720	(507,515)	764,505	413,327	429,833
Net assets at beginning of year	222,432	2,647,703	279,799	2,413,563	182,047
Net assets at end of year	$657,876	$1,943,868	$1,148,916	$2,969,867	$730,341

Accumulation unit activity
Units outstanding at beginning of year	199,940	1,594,678	261,744	1,944,066	155,096
Contract purchase payments	244,340	210,593	243,788	348,604	145,394
Net transfers(1)	237,626	(492,676)	561,147	107,443	198,338
Transfers for policy loans	—	(7,574)	—	(16,036)	(144)
Policy charges	(60,374)	(53,213)	(37,638)	(66,056)	(27,059)
Contract terminations:
Surrender benefits	(2)	(17,056)	—	(21,711)	(7)
Death benefits	—	—	—	—	—
Units outstanding at end of year	621,530	1,234,752	1,029,041	2,296,310	471,618

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	69

Statement of Changes in Net Assets

Year ended December 31, 2020 (continued)	CTIVP Loomis Sayles Gro, Cl 2	CTIVP LA Capital Lg Cap Gro, Cl 1	CTIVP LA Capital Lg Cap Gro, Cl 2	CTIVP MFS Val, Cl 1	CTIVP MFS Val, Cl 2
Operations
Investment income (loss) — net	$—	$—	$—	$—	$—
Net realized gain (loss) on sales of investments	43,962	6,702	20,694	(2,709)	66,954
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	537,115	49,558	225,087	133,394	215,368
Net increase (decrease) in net assets resulting from operations	581,077	56,260	245,781	130,685	282,322

Contract transactions
Contract purchase payments	284,552	72,768	100,842	402,525	518,480
Net transfers(1)	203,963	119,849	316,654	799,506	381,328
Transfers for policy loans	(8,715)	—	382	(4,036)	(3,522)
Policy charges	(77,749)	(11,517)	(26,027)	(68,861)	(104,607)
Contract terminations:
Surrender benefits	(3,467)	—	(1,424)	—	(10,905)
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	398,584	181,100	390,427	1,129,134	780,774
Net assets at beginning of year	1,657,149	45,268	460,413	561,190	3,495,685
Net assets at end of year	$2,636,810	$282,628	$1,096,621	$1,821,009	$4,558,781

Accumulation unit activity
Units outstanding at beginning of year	577,991	38,253	173,419	484,025	1,476,604
Contract purchase payments	89,695	50,340	33,642	366,239	239,823
Net transfers(1)	59,308	93,743	103,661	735,758	202,545
Transfers for policy loans	(2,259)	—	135	(4,684)	(1,589)
Policy charges	(24,699)	(8,318)	(8,654)	(64,824)	(48,807)
Contract terminations:
Surrender benefits	(1,224)	—	(426)	—	(5,085)
Death benefits	—	—	—	—	—
Units outstanding at end of year	698,812	174,018	301,777	1,516,514	1,863,491

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

See accompanying notes to financial statements.

70	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Changes in Net Assets

Year ended December 31, 2020 (continued)	CTIVP MS Adv, Cl 1	CTIVP MS Adv, Cl 2	CTIVP T Rowe Price LgCap Val, Cl 1	CTIVP T Rowe Price LgCap Val, Cl 2	CTIVP TCW Core Plus Bond, Cl 1
Operations
Investment income (loss) — net	$—	$—	$—	$—	$5,856
Net realized gain (loss) on sales of investments	11,596	289,427	277	5,058	1,177
Distributions from capital gains	—	—	—	—	4,142
Net change in unrealized appreciation or depreciation of investments	461,355	1,586,880	96,157	84,772	7,863
Net increase (decrease) in net assets resulting from operations	472,951	1,876,307	96,434	89,830	19,038

Contract transactions
Contract purchase payments	530,893	230,598	147,669	127,941	89,799
Net transfers(1)	822,035	1,450,632	252,264	165,821	217,586
Transfers for policy loans	(334)	(5,313)	(9)	790	—
Policy charges	(95,168)	(62,938)	(41,190)	(40,703)	(11,568)
Contract terminations:
Surrender benefits	—	(197,933)	—	(14,060)	—
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	1,257,426	1,415,046	358,734	239,789	295,817
Net assets at beginning of year	336,012	1,791,096	288,758	1,030,563	136,618
Net assets at end of year	$2,066,389	$5,082,449	$743,926	$1,360,182	$451,473

Accumulation unit activity
Units outstanding at beginning of year	301,630	675,195	252,595	521,721	127,139
Contract purchase payments	346,035	65,519	149,868	75,011	78,825
Net transfers(1)	472,017	414,715	272,925	106,764	190,075
Transfers for policy loans	(181)	(755)	(11)	345	—
Policy charges	(64,997)	(17,391)	(41,555)	(23,898)	(10,150)
Contract terminations:
Surrender benefits	—	(45,477)	—	(7,665)	—
Death benefits	—	—	—	—	—
Units outstanding at end of year	1,054,504	1,091,806	633,822	672,278	385,889

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	71

Statement of Changes in Net Assets

Year ended December 31, 2020 (continued)	CTIVP TCW Core Plus Bond, Cl 2	CTIVP Vty Sycamore Estb Val, Cl 1	CTIVP Vty Sycamore Estb Val, Cl 2	CTIVP Vty Sycamore Estb Val, Cl 3	CTIVP WF Short Duration Govt, Cl 1
Operations
Investment income (loss) — net	$8,013	$—	$—	$(112,094)	$4,067
Net realized gain (loss) on sales of investments	3,308	(1,160)	164,952	660,349	310
Distributions from capital gains	6,293	—	—	—	443
Net change in unrealized appreciation or depreciation of investments	11,753	153,297	226,126	954,855	(10)
Net increase (decrease) in net assets resulting from operations	29,367	152,137	391,078	1,503,110	4,810

Contract transactions
Contract purchase payments	39,089	385,663	593,995	714,188	116,640
Net transfers(1)	321,289	461,541	(728,792)	(526,289)	279,321
Transfers for policy loans	(3,735)	(2,054)	(45,620)	(72,690)	—
Policy charges	(5,858)	(66,184)	(144,788)	(374,532)	(38,579)
Contract terminations:
Surrender benefits	(3,142)	(15)	(20,761)	(890,703)	(2,870)
Death benefits	—	—	—	(493)	—
Increase (decrease) from contract transactions	347,643	778,951	(345,966)	(1,150,519)	354,512
Net assets at beginning of year	169,589	331,585	4,742,475	25,361,840	112,210
Net assets at end of year	$546,599	$1,262,673	$4,787,587	$25,714,431	$471,532

Accumulation unit activity
Units outstanding at beginning of year	145,043	293,566	1,875,402	7,111,519	108,879
Contract purchase payments	31,888	380,263	268,298	229,596	109,399
Net transfers(1)	263,461	428,316	(295,044)	(260,994)	261,998
Transfers for policy loans	(2,942)	(1,737)	(17,911)	(33,522)	—
Policy charges	(4,747)	(65,868)	(64,678)	(122,193)	(36,478)
Contract terminations:
Surrender benefits	(2,510)	(12)	(9,845)	(246,227)	(2,693)
Death benefits	—	—	—	(130)	—
Units outstanding at end of year	430,193	1,034,528	1,756,222	6,678,049	441,105

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

See accompanying notes to financial statements.

72	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Changes in Net Assets

Year ended December 31, 2020 (continued)	CTIVP WF Short Duration Govt, Cl 2	CTIVP Westfield Mid Cap Gro, Cl 1	CTIVP Westfield Mid Cap Gro, Cl 2	DWS Alt Asset Alloc VIP, Cl A	DWS Alt Asset Alloc VIP, Cl B
Operations
Investment income (loss) — net	$8,883	$—	$—	$923	$35,615
Net realized gain (loss) on sales of investments	448	859	104,464	(42)	(25,071)
Distributions from capital gains	1,056	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	(3,894)	73,670	318,755	6,702	93,959
Net increase (decrease) in net assets resulting from operations	6,493	74,529	423,219	7,583	104,503

Contract transactions
Contract purchase payments	10,690	98,884	173,207	42,133	144,921
Net transfers(1)	257,224	124,602	(127,212)	81,571	245,500
Transfers for policy loans	(564)	(210)	(15,269)	—	(24,855)
Policy charges	(8,126)	(22,238)	(45,416)	(5,709)	(32,122)
Contract terminations:
Surrender benefits	(11,294)	(3)	(3,298)	—	(15,037)
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	247,930	201,035	(17,988)	117,995	318,407
Net assets at beginning of year	147,511	93,746	1,541,273	21,605	1,793,584
Net assets at end of year	$401,934	$369,310	$1,946,504	$147,183	$2,216,494

Accumulation unit activity
Units outstanding at beginning of year	138,940	77,695	644,895	20,176	1,673,823
Contract purchase payments	9,841	79,228	73,233	39,207	135,309
Net transfers(1)	235,818	101,269	(51,197)	76,078	219,126
Transfers for policy loans	(508)	(165)	(6,402)	—	(22,605)
Policy charges	(7,459)	(17,970)	(18,852)	(5,433)	(31,162)
Contract terminations:
Surrender benefits	(10,448)	(2)	(1,300)	—	(14,314)
Death benefits	—	—	—	—	—
Units outstanding at end of year	366,184	240,055	640,377	130,028	1,960,177

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	73

Statement of Changes in Net Assets

Year ended December 31, 2020 (continued)	EV VT Floating-Rate Inc, Init Cl	Fid VIP Contrafund, Init Cl	Fid VIP Contrafund, Serv Cl 2	Fid VIP Gro & Inc, Serv Cl	Fid VIP Gro & Inc, Serv Cl 2
Operations
Investment income (loss) — net	$460,223	$4,964	$(429,574)	$662,289	$460,804
Net realized gain (loss) on sales of investments	(426,075)	35,109	3,031,162	949,346	8,967
Distributions from capital gains	—	5,895	580,325	2,368,845	1,616,740
Net change in unrealized appreciation or depreciation of investments	50,799	499,806	27,147,446	(1,049,101)	19,151
Net increase (decrease) in net assets resulting from operations	84,947	545,774	30,329,359	2,931,379	2,105,662

Contract transactions
Contract purchase payments	565,182	678,262	4,343,127	1,140,317	1,177,630
Net transfers(1)	(4,718,226)	1,599,411	(19,240)	(2,210,610)	(902,665)
Transfers for policy loans	(25,188)	(1,104)	(806,534)	6,698	(194,911)
Policy charges	(424,690)	(168,798)	(2,458,253)	(1,434,123)	(776,621)
Contract terminations:
Surrender benefits	(519,252)	—	(3,850,729)	(1,879,590)	(1,314,973)
Death benefits	—	—	(75,664)	(33,674)	—
Increase (decrease) from contract transactions	(5,122,174)	2,107,771	(2,867,293)	(4,410,982)	(2,011,540)
Net assets at beginning of year	19,738,240	795,006	103,407,662	51,429,994	34,141,623
Net assets at end of year	$14,701,013	$3,448,551	$130,869,728	$49,950,391	$34,235,745

Accumulation unit activity
Units outstanding at beginning of year	12,116,067	681,164	33,381,946	13,949,165	15,461,396
Contract purchase payments	366,898	524,616	1,422,823	343,855	583,127
Net transfers(1)	(2,898,152)	1,186,650	(234,788)	(726,893)	(387,766)
Transfers for policy loans	(12,809)	(888)	(247,742)	6,584	(97,430)
Policy charges	(268,068)	(128,501)	(753,356)	(447,179)	(386,179)
Contract terminations:
Surrender benefits	(325,243)	—	(1,063,229)	(567,058)	(645,724)
Death benefits	—	—	(22,875)	(10,055)	—
Units outstanding at end of year	8,978,693	2,263,041	32,482,779	12,548,419	14,527,424

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

See accompanying notes to financial statements.

74	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Changes in Net Assets

Year ended December 31, 2020 (continued)	Fid VIP Mid Cap, Init Cl	Fid VIP Mid Cap, Serv Cl	Fid VIP Mid Cap, Serv Cl 2	Fid VIP Overseas, Serv Cl	Fid VIP Overseas, Serv Cl 2
Operations
Investment income (loss) — net	$7,278	$(7,936)	$9,815	$(37,589)	$(29,647)
Net realized gain (loss) on sales of investments	(3,787)	(26,068)	(864,362)	455,474	204,594
Distributions from capital gains	—	—	—	80,098	67,342
Net change in unrealized appreciation or depreciation of investments	297,712	13,524,796	13,416,053	1,992,271	2,082,379
Net increase (decrease) in net assets resulting from operations	301,203	13,490,792	12,561,506	2,490,254	2,324,668

Contract transactions
Contract purchase payments	442,671	2,253,295	3,556,509	620,227	697,600
Net transfers(1)	407,163	(5,670,287)	(4,163,702)	(395,719)	948
Transfers for policy loans	(2,312)	9,703	(196,946)	7,588	(85,475)
Policy charges	(66,733)	(2,758,876)	(1,727,344)	(584,500)	(351,620)
Contract terminations:
Surrender benefits	—	(3,952,309)	(3,226,633)	(1,126,642)	(618,272)
Death benefits	—	(54,102)	(488)	(36,173)	—
Increase (decrease) from contract transactions	780,789	(10,172,576)	(5,758,604)	(1,515,219)	(356,819)
Net assets at beginning of year	626,584	93,093,260	78,860,030	18,660,958	16,362,134
Net assets at end of year	$1,708,576	$96,411,476	$85,662,932	$19,635,993	$18,329,983

Accumulation unit activity
Units outstanding at beginning of year	586,970	22,918,495	39,143,960	8,262,212	9,678,715
Contract purchase payments	433,321	607,116	1,915,577	300,152	427,890
Net transfers(1)	403,279	(1,530,664)	(1,800,792)	(210,591)	30,965
Transfers for policy loans	(2,514)	(4,994)	(98,554)	6,895	(48,100)
Policy charges	(66,850)	(721,102)	(939,248)	(280,661)	(215,329)
Contract terminations:
Surrender benefits	—	(1,003,344)	(1,704,869)	(501,109)	(371,082)
Death benefits	—	(12,474)	(306)	(19,536)	—
Units outstanding at end of year	1,354,206	20,253,033	36,515,768	7,557,362	9,503,059

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	75

Statement of Changes in Net Assets

Year ended December 31, 2020 (continued)	Fid VIP Strategic Inc, Init Cl	Fid VIP Strategic Inc, Serv Cl 2	Frank Global Real Est, Cl 2	Frank Inc, Cl 1	Frank Inc, Cl 2
Operations
Investment income (loss) — net	$19,347	$56,192	$1,075,320	$9,410	$338,740
Net realized gain (loss) on sales of investments	390	(2,476)	(469,922)	(649)	(237,089)
Distributions from capital gains	5,385	17,491	4,057,210	127	5,165
Net change in unrealized appreciation or depreciation of investments	8,031	48,796	(7,572,837)	1,183	(233,422)
Net increase (decrease) in net assets resulting from operations	33,153	120,003	(2,910,229)	10,071	(126,606)

Contract transactions
Contract purchase payments	116,900	223,322	1,761,977	42,888	312,425
Net transfers(1)	349,873	28,660	(1,594,086)	68,168	(1,837,189)
Transfers for policy loans	—	30,796	157,519	—	(25,973)
Policy charges	(34,015)	(71,573)	(1,229,901)	(11,943)	(153,124)
Contract terminations:
Surrender benefits	(2,945)	(20,964)	(1,829,016)	—	(209,018)
Death benefits	—	—	(7,523)	—	(15,470)
Increase (decrease) from contract transactions	429,813	190,241	(2,741,030)	99,113	(1,928,349)
Net assets at beginning of year	187,501	1,571,189	46,065,706	84,716	7,318,025
Net assets at end of year	$650,467	$1,881,433	$40,414,447	$193,900	$5,263,070

Accumulation unit activity
Units outstanding at beginning of year	176,162	1,225,373	18,319,204	78,633	5,908,778
Contract purchase payments	106,746	174,365	816,353	42,545	256,909
Net transfers(1)	319,985	17,543	(696,698)	69,063	(1,596,275)
Transfers for policy loans	—	24,090	60,921	—	(24,219)
Policy charges	(31,824)	(55,814)	(543,003)	(11,993)	(133,863)
Contract terminations:
Surrender benefits	(2,653)	(16,258)	(814,731)	—	(183,798)
Death benefits	—	—	(3,181)	—	(14,508)
Units outstanding at end of year	568,416	1,369,299	17,138,865	178,248	4,213,024

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

See accompanying notes to financial statements.

76	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Changes in Net Assets

Year ended December 31, 2020 (continued)	Frank Mutual Shares, Cl 1	Frank Mutual Shares, Cl 2	Frank Sm Cap Val, Cl 1	Frank Sm Cap Val, Cl 2	GS VIT Mid Cap Val, Inst
Operations
Investment income (loss) — net	$2,412	$360,591	$9,747	$344,004	$94,299
Net realized gain (loss) on sales of investments	(5,447)	(693,112)	(9,155)	(1,392,785)	(470,210)
Distributions from capital gains	3,023	591,732	34,928	2,102,438	1,172,059
Net change in unrealized appreciation or depreciation of investments	204	(1,530,807)	118,151	714,835	4,464,166
Net increase (decrease) in net assets resulting from operations	192	(1,271,596)	153,671	1,768,492	5,260,314

Contract transactions
Contract purchase payments	33,042	871,515	410,213	1,552,184	2,542,125
Net transfers(1)	44,224	(1,483,805)	277,587	(303,116)	(4,074,921)
Transfers for policy loans	—	(13,130)	—	(29,360)	28,037
Policy charges	(3,041)	(479,497)	(61,790)	(946,692)	(2,242,077)
Contract terminations:
Surrender benefits	—	(795,017)	(3)	(1,512,149)	(3,478,746)
Death benefits	—	—	—	(22,008)	(6,486)
Increase (decrease) from contract transactions	74,225	(1,899,934)	626,007	(1,261,141)	(7,232,068)
Net assets at beginning of year	14,320	19,188,792	319,678	39,540,598	84,915,797
Net assets at end of year	$88,737	$16,017,262	$1,099,356	$40,047,949	$82,944,043

Accumulation unit activity
Units outstanding at beginning of year	12,880	7,714,382	291,147	11,461,857	23,535,774
Contract purchase payments	30,980	437,734	433,231	599,148	815,060
Net transfers(1)	43,280	(672,524)	292,390	52,144	(1,223,892)
Transfers for policy loans	—	(6,165)	—	(12,088)	17,629
Policy charges	(3,261)	(233,896)	(67,037)	(314,695)	(670,324)
Contract terminations:
Surrender benefits	—	(373,295)	(3)	(465,402)	(1,059,638)
Death benefits	—	—	—	(5,508)	(1,161)
Units outstanding at end of year	83,879	6,866,236	949,728	11,315,456	21,413,448

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	77

Statement of Changes in Net Assets

Year ended December 31, 2020 (continued)	GS VIT Multi-Strategy Alt, Advisor	GS VIT Sm Cap Eq Insights, Inst	GS VIT U.S. Eq Insights, Inst	Inv Opp VI Dis Mid Cap Gro, Ser I(2)	Invesco Opp VI Global, Ser I
Operations
Investment income (loss) — net	$16,431	$(18,331)	$169,555	$(43,481)	$3,668
Net realized gain (loss) on sales of investments	(20,108)	(171,676)	670,985	116,297	323
Distributions from capital gains	—	73,860	2,104,699	1,022,910	19,110
Net change in unrealized appreciation or depreciation of investments	71,564	419,259	4,803,135	4,449,307	136,227
Net increase (decrease) in net assets resulting from operations	67,887	303,112	7,748,374	5,545,033	159,328

Contract transactions
Contract purchase payments	83,870	165,210	1,359,343	270,314	135,710
Net transfers(1)	(151,593)	(470,312)	(2,352,013)	11,373,796	446,398
Transfers for policy loans	969	(20,797)	(2,866)	(6,156)	—
Policy charges	(21,660)	(160,530)	(1,208,671)	(236,740)	(32,840)
Contract terminations:
Surrender benefits	(14,786)	(317,140)	(1,849,562)	(291,266)	(12)
Death benefits	—	(1,330)	—	(1,395)	—
Increase (decrease) from contract transactions	(103,200)	(804,899)	(4,053,769)	11,108,553	549,256
Net assets at beginning of year	1,242,751	6,648,801	50,257,021	—	179,234
Net assets at end of year	$1,207,438	$6,147,014	$53,951,626	$16,653,586	$887,818

Accumulation unit activity
Units outstanding at beginning of year	1,293,536	1,565,885	14,289,469	—	155,286
Contract purchase payments	86,445	45,343	384,077	215,580	111,988
Net transfers(1)	(168,813)	(136,706)	(798,895)	11,229,847	362,900
Transfers for policy loans	877	(2,641)	33,234	(5,056)	—
Policy charges	(22,549)	(44,891)	(352,190)	(189,119)	(27,508)
Contract terminations:
Surrender benefits	(15,308)	(83,276)	(509,915)	(226,332)	(8)
Death benefits	—	(436)	—	(1,047)	—
Units outstanding at end of year	1,174,188	1,343,278	13,045,780	11,023,873	602,658

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

(2)	For the period April 24, 2020 (commencement of operations) to December 31, 2020.

See accompanying notes to financial statements.

78	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Changes in Net Assets

Year ended December 31, 2020 (continued)	Invesco Opp VI Global, Ser II	Inves Opp VI Gbl Strat Inc, Ser I	Inves Opp VI Gbl Strat Inc, Ser II	Inves Opp VI Mn St Sm Cap, Ser I	Inves Opp VI Mn St Sm Cap, Ser II
Operations
Investment income (loss) — net	$1,221	$4,639	$1,681,079	$3,950	$(8,433)
Net realized gain (loss) on sales of investments	133,580	(724)	(534,450)	3,568	(328,051)
Distributions from capital gains	937,574	—	—	8,947	324,578
Net change in unrealized appreciation or depreciation of investments	5,343,197	400	(546,129)	153,822	4,412,100
Net increase (decrease) in net assets resulting from operations	6,415,572	4,315	600,500	170,287	4,400,194

Contract transactions
Contract purchase payments	1,166,347	43,421	1,423,936	174,252	1,117,053
Net transfers(1)	394,617	18,298	(1,826,448)	281,290	(1,123,624)
Transfers for policy loans	16,857	—	(72,956)	(1,748)	(101,185)
Policy charges	(492,052)	(4,350)	(1,171,038)	(35,507)	(472,261)
Contract terminations:
Surrender benefits	(643,398)	(3)	(1,380,160)	—	(936,530)
Death benefits	(10,610)	—	—	—	(8,170)
Increase (decrease) from contract transactions	431,761	57,366	(3,026,666)	418,287	(1,524,717)
Net assets at beginning of year	23,969,796	23,620	38,200,505	279,654	24,401,734
Net assets at end of year	$30,817,129	$85,301	$35,774,339	$868,228	$27,277,211

Accumulation unit activity
Units outstanding at beginning of year	8,141,360	22,277	24,251,301	259,903	7,713,677
Contract purchase payments	414,214	41,631	952,065	173,933	444,099
Net transfers(1)	7,445	18,212	(1,291,473)	276,061	(353,605)
Transfers for policy loans	7,879	—	(49,472)	(1,812)	(33,081)
Policy charges	(171,540)	(4,311)	(778,233)	(35,270)	(168,780)
Contract terminations:
Surrender benefits	(199,286)	(2)	(906,483)	—	(302,234)
Death benefits	(3,950)	—	—	—	(2,776)
Units outstanding at end of year	8,196,122	77,807	22,177,705	672,815	7,297,300

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	79

Statement of Changes in Net Assets

Year ended December 31, 2020 (continued)	Invesco VI Am Fran, Ser I	Invesco VI Am Fran, Ser II	Invesco VI Bal Risk Alloc, Ser I	Invesco VI Bal Risk Alloc, Ser II	Invesco VI Comstock, Ser II
Operations
Investment income (loss) — net	$(71,484)	$(58,248)	$9,251	$463,824	$99,205
Net realized gain (loss) on sales of investments	457,857	271,418	41	(102,204)	(398,668)
Distributions from capital gains	1,165,899	1,100,060	5,964	328,361	164,317
Net change in unrealized appreciation or depreciation of investments	3,959,751	3,631,082	(1,227)	(128,189)	(228,543)
Net increase (decrease) in net assets resulting from operations	5,512,023	4,944,312	14,029	561,792	(363,689)

Contract transactions
Contract purchase payments	366,631	425,071	31,784	346,865	232,821
Net transfers(1)	362,654	191,418	56,368	(653,705)	(1,033,938)
Transfers for policy loans	(20,253)	(72,006)	—	(61,244)	(71,015)
Policy charges	(379,294)	(304,869)	(2,781)	(177,857)	(151,160)
Contract terminations:
Surrender benefits	(392,856)	(478,169)	(3)	(264,054)	(224,204)
Death benefits	(3,637)	—	—	—	(5,658)
Increase (decrease) from contract transactions	(66,755)	(238,555)	85,368	(809,995)	(1,253,154)
Net assets at beginning of year	13,533,070	12,264,517	66,263	7,026,443	8,352,791
Net assets at end of year	$18,978,338	$16,970,274	$165,660	$6,778,240	$6,735,948

Accumulation unit activity
Units outstanding at beginning of year	5,285,180	4,782,843	61,404	5,670,862	2,966,600
Contract purchase payments	127,239	151,064	29,863	284,838	111,323
Net transfers(1)	96,635	36,093	50,615	(557,421)	(418,172)
Transfers for policy loans	(9,084)	(25,685)	—	(51,369)	(24,624)
Policy charges	(133,773)	(107,394)	(2,608)	(146,954)	(67,057)
Contract terminations:
Surrender benefits	(132,476)	(162,286)	(2)	(215,939)	(96,868)
Death benefits	(1,087)	—	—	—	(3,479)
Units outstanding at end of year	5,232,634	4,674,635	139,272	4,984,017	2,467,723

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

See accompanying notes to financial statements.

80	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Changes in Net Assets

Year ended December 31, 2020 (continued)	Invesco VI Core Eq, Ser I	Invesco VI Div Divd, Ser I	Invesco VI Intl Gro, Ser II	Invesco VI Tech, Ser I	Ivy VIP Asset Strategy, Cl II
Operations
Investment income (loss) — net	$620,408	$438,709	$344,762	$(73,923)	$33,988
Net realized gain (loss) on sales of investments	1,181,539	(147,262)	307,871	436,353	(44,839)
Distributions from capital gains	22,368,407	434,136	492,017	1,511,860	33,676
Net change in unrealized appreciation or depreciation of investments	(12,113,062)	(1,072,140)	1,450,596	4,123,227	201,601
Net increase (decrease) in net assets resulting from operations	12,057,292	(346,557)	2,595,246	5,997,517	224,426

Contract transactions
Contract purchase payments	3,547,938	540,475	708,089	516,094	142,182
Net transfers(1)	(2,800,316)	(1,012,836)	(1,660,995)	3,203,245	(317,058)
Transfers for policy loans	72,886	69,664	(17,360)	90,604	(38,198)
Policy charges	(4,871,657)	(349,200)	(434,190)	(357,015)	(47,272)
Contract terminations:
Surrender benefits	(4,702,125)	(845,574)	(812,068)	(418,674)	(23,079)
Death benefits	(24,371)	(9,744)	(5,993)	—	(10,208)
Increase (decrease) from contract transactions	(8,777,645)	(1,607,215)	(2,222,517)	3,034,254	(293,633)
Net assets at beginning of year	103,130,882	20,296,107	23,704,326	11,504,707	2,263,061
Net assets at end of year	$106,410,529	$18,342,335	$24,077,055	$20,536,478	$2,193,854

Accumulation unit activity
Units outstanding at beginning of year	29,656,180	9,047,765	11,515,526	2,825,543	1,923,865
Contract purchase payments	1,046,624	272,271	375,600	117,963	120,267
Net transfers(1)	(849,513)	(555,383)	(904,182)	674,591	(308,128)
Transfers for policy loans	22,838	36,654	1,032	17,768	(36,295)
Policy charges	(1,418,079)	(176,332)	(229,395)	(77,188)	(40,357)
Contract terminations:
Surrender benefits	(1,376,898)	(417,315)	(411,718)	(96,863)	(19,583)
Death benefits	(6,658)	(4,426)	(2,807)	—	(10,170)
Units outstanding at end of year	27,074,494	8,203,234	10,344,056	3,461,814	1,629,599

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	81

Statement of Changes in Net Assets

Year ended December 31, 2020 (continued)	Janus Henderson VIT Bal, Inst	Janus Henderson VIT Bal, Serv	Janus Henderson VIT Enter, Serv	Janus Henderson VIT Flex Bd, Inst	Janus Henderson VIT Flex Bd, Serv
Operations
Investment income (loss) — net	$32,114	$53,783	$(110,806)	$4,556	$16,543
Net realized gain (loss) on sales of investments	5,194	53,147	647,960	1,154	5,221
Distributions from capital gains	22,700	51,236	1,578,802	—	—
Net change in unrealized appreciation or depreciation of investments	215,922	354,178	1,691,264	4,575	34,371
Net increase (decrease) in net assets resulting from operations	275,930	512,344	3,807,220	10,285	56,135

Contract transactions
Contract purchase payments	374,560	493,554	463,182	52,663	93,398
Net transfers(1)	1,112,961	202,834	(828,778)	197,262	119,535
Transfers for policy loans	(3,858)	4,728	(81,096)	—	(1,424)
Policy charges	(103,239)	(178,870)	(444,111)	(11,144)	(16,836)
Contract terminations:
Surrender benefits	(65)	(27,731)	(534,300)	—	(4,183)
Death benefits	—	(1,547)	—	—	—
Increase (decrease) from contract transactions	1,380,359	492,968	(1,425,103)	238,781	190,490
Net assets at beginning of year	840,965	3,174,493	21,606,738	27,940	546,958
Net assets at end of year	$2,497,254	$4,179,805	$23,988,855	$277,006	$793,583

Accumulation unit activity
Units outstanding at beginning of year	734,359	2,603,872	4,627,553	25,835	455,328
Contract purchase payments	317,026	390,822	100,789	44,942	72,415
Net transfers(1)	946,731	173,991	(226,013)	170,780	89,080
Transfers for policy loans	(3,058)	5,482	(5,720)	—	(1,129)
Policy charges	(87,278)	(144,495)	(105,441)	(9,679)	(13,291)
Contract terminations:
Surrender benefits	(50)	(21,620)	(138,671)	—	(3,188)
Death benefits	—	(1,380)	—	—	—
Units outstanding at end of year	1,907,730	3,006,672	4,252,497	231,878	599,215

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

See accompanying notes to financial statements.

82	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Changes in Net Assets

Year ended December 31, 2020 (continued)	Janus Hend VIT Gbl Tech Innov, Srv	Janus Henderson VIT Overseas, Serv	Janus Henderson VIT Res, Inst	Janus Henderson VIT Res, Serv	Lazard Ret Global Dyn MA, Inv
Operations
Investment income (loss) — net	$(207,590)	$224,697	$1,177	$(30,191)	$1,005
Net realized gain (loss) on sales of investments	2,192,153	(846,700)	(2,012)	618,180	(2,507)
Distributions from capital gains	3,575,236	—	19,336	1,108,118	1,402
Net change in unrealized appreciation or depreciation of investments	11,912,093	5,381,917	70,298	2,151,468	5,686
Net increase (decrease) in net assets resulting from operations	17,471,892	4,759,914	88,799	3,847,575	5,586

Contract transactions
Contract purchase payments	1,049,226	1,508,281	75,770	497,611	70,019
Net transfers(1)	3,533,245	(2,270,670)	188,528	(409,388)	96,834
Transfers for policy loans	(360,963)	106,438	—	(64,982)	—
Policy charges	(750,194)	(1,014,930)	(21,972)	(286,190)	(5,112)
Contract terminations:
Surrender benefits	(1,354,562)	(1,396,354)	—	(359,925)	(3)
Death benefits	(9,302)	—	—	(2,741)	—
Increase (decrease) from contract transactions	2,107,450	(3,067,235)	242,326	(625,615)	161,738
Net assets at beginning of year	34,159,384	35,591,423	133,075	12,616,678	30,558
Net assets at end of year	$53,738,726	$37,284,102	$464,200	$15,838,638	$197,882

Accumulation unit activity
Units outstanding at beginning of year	7,219,905	19,652,428	111,891	3,750,465	27,976
Contract purchase payments	199,531	922,791	55,209	150,850	67,638
Net transfers(1)	336,979	(1,365,920)	143,121	(105,194)	88,866
Transfers for policy loans	(44,107)	59,869	—	(11,649)	—
Policy charges	(146,436)	(614,899)	(16,750)	(82,700)	(5,035)
Contract terminations:
Surrender benefits	(273,347)	(801,063)	—	(100,640)	(2)
Death benefits	(3,935)	—	—	(627)	—
Units outstanding at end of year	7,288,590	17,853,206	293,471	3,600,505	179,443

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	83

Statement of Changes in Net Assets

Year ended December 31, 2020 (continued)	Lazard Ret Global Dyn MA, Serv	MFS Mass Inv Gro Stock, Serv Cl	MFS New Dis, Serv Cl	MFS Utilities, Init Cl	MFS Utilities, Serv Cl
Operations
Investment income (loss) — net	$3,361	$(114,600)	$(153,877)	$10,698	$384,590
Net realized gain (loss) on sales of investments	505	985,507	494,087	(3,188)	322,030
Distributions from capital gains	27,215	4,036,941	3,229,182	11,156	569,103
Net change in unrealized appreciation or depreciation of investments	(52,088)	3,596,420	8,952,362	22,776	(396,928)
Net increase (decrease) in net assets resulting from operations	(21,007)	8,504,268	12,521,754	41,442	878,795

Contract transactions
Contract purchase payments	132,984	909,891	710,943	223,556	857,323
Net transfers(1)	(194,798)	(715,004)	289,931	259,009	(2,044,910)
Transfers for policy loans	46,202	(184,079)	(189,720)	—	(93,354)
Policy charges	(51,248)	(906,970)	(682,724)	(58,416)	(639,694)
Contract terminations:
Surrender benefits	(196,756)	(1,507,368)	(1,119,978)	(5)	(971,396)
Death benefits	(1,021)	(63,226)	—	—	(17,425)
Increase (decrease) from contract transactions	(264,637)	(2,466,756)	(991,548)	424,144	(2,909,456)
Net assets at beginning of year	2,952,370	41,453,134	28,453,881	261,472	24,381,055
Net assets at end of year	$2,666,726	$47,490,646	$39,984,087	$727,058	$22,350,394

Accumulation unit activity
Units outstanding at beginning of year	2,201,995	22,674,541	6,154,257	227,778	8,489,869
Contract purchase payments	98,004	490,276	145,521	197,737	342,623
Net transfers(1)	(173,797)	(391,184)	104,661	226,355	(717,980)
Transfers for policy loans	38,531	(92,852)	(55,994)	—	(37,385)
Policy charges	(40,012)	(491,501)	(144,047)	(53,801)	(236,018)
Contract terminations:
Surrender benefits	(158,060)	(794,291)	(186,524)	(4)	(342,538)
Death benefits	(814)	(31,227)	—	—	(3,925)
Units outstanding at end of year	1,965,847	21,363,762	6,017,874	598,065	7,494,646

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

See accompanying notes to financial statements.

84	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Changes in Net Assets

Year ended December 31, 2020 (continued)	MS VIF Dis, Cl I	MS VIF Dis, Cl II	MS VIF Global Real Est, Cl II	NB AMT Sus Eq, Cl I	NB AMT Sus Eq, Cl S
Operations
Investment income (loss) — net	$—	$(134,882)	$266,038	$987	$2,144
Net realized gain (loss) on sales of investments	3,815	1,938,951	(603,719)	1,315	1,421
Distributions from capital gains	137,336	3,750,458	141,747	6,783	23,581
Net change in unrealized appreciation or depreciation of investments	1,062,536	26,443,393	(1,525,389)	21,838	78,936
Net increase (decrease) in net assets resulting from operations	1,203,687	31,997,920	(1,721,323)	30,923	106,082

Contract transactions
Contract purchase payments	492,225	1,312,529	291,819	65,890	95,024
Net transfers(1)	1,061,120	9,068,904	(997,127)	18,635	46,327
Transfers for policy loans	(33,357)	(347,359)	(27,418)	—	15,859
Policy charges	(107,554)	(499,978)	(154,250)	(7,472)	(41,742)
Contract terminations:
Surrender benefits	(19)	(1,211,855)	(444,622)	(3)	—
Death benefits	—	—	(10,792)	—	—
Increase (decrease) from contract transactions	1,412,415	8,322,241	(1,342,390)	77,050	115,468
Net assets at beginning of year	403,462	17,875,303	9,893,908	91,292	499,170
Net assets at end of year	$3,019,564	$58,195,464	$6,830,195	$199,265	$720,720

Accumulation unit activity
Units outstanding at beginning of year	355,172	4,958,242	5,039,292	80,986	210,360
Contract purchase payments	235,561	267,514	194,151	57,212	38,136
Net transfers(1)	540,137	1,681,112	(814,668)	16,326	19,025
Transfers for policy loans	(19,114)	(77,315)	(15,225)	—	5,181
Policy charges	(58,156)	(95,797)	(97,333)	(6,672)	(18,068)
Contract terminations:
Surrender benefits	(8)	(183,946)	(259,713)	(3)	—
Death benefits	—	—	(6,573)	—	—
Units outstanding at end of year	1,053,592	6,549,810	4,039,931	147,849	254,634

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	85

Statement of Changes in Net Assets

Year ended December 31, 2020 (continued)	NB AMT US Eq Index PW Strat, Cl S	PIMCO VIT All Asset, Advisor Cl	PIMCO VIT All Asset, Inst Cl	PIMCO VIT Glb Man As Alloc, Adv Cl	PIMCO VIT Tot Return, Advisor Cl
Operations
Investment income (loss) — net	$1,947	$545,402	$2,568	$7,929	$165,958
Net realized gain (loss) on sales of investments	(10,901)	(204,589)	(1,075)	(139)	72,437
Distributions from capital gains	28,589	—	—	1,952	114,693
Net change in unrealized appreciation or depreciation of investments	1,128	396,513	2,897	7,126	408,885
Net increase (decrease) in net assets resulting from operations	20,763	737,326	4,390	16,868	761,973

Contract transactions
Contract purchase payments	31,941	503,225	18,605	9,419	289,076
Net transfers(1)	33,171	(1,765,553)	35,731	(318)	6,763,667
Transfers for policy loans	363	11,554	—	(573)	(46,090)
Policy charges	(12,825)	(375,879)	(5,294)	(3,094)	(187,481)
Contract terminations:
Surrender benefits	(10,534)	(720,504)	—	—	(333,888)
Death benefits	—	(515)	—	—	—
Increase (decrease) from contract transactions	42,116	(2,347,672)	49,042	5,434	6,485,284
Net assets at beginning of year	439,623	14,438,568	45,225	97,442	7,855,501
Net assets at end of year	$502,502	$12,828,222	$98,657	$119,744	$15,102,758

Accumulation unit activity
Units outstanding at beginning of year	419,185	8,557,027	42,419	75,463	6,815,493
Contract purchase payments	30,996	319,542	16,967	7,280	236,410
Net transfers(1)	15,989	(1,105,998)	31,400	(300)	5,548,148
Transfers for policy loans	336	3,482	—	(605)	(48,351)
Policy charges	(12,648)	(238,243)	(5,240)	(2,383)	(154,995)
Contract terminations:
Surrender benefits	(9,948)	(423,048)	—	—	(277,925)
Death benefits	—	(437)	—	—	—
Units outstanding at end of year	443,910	7,112,325	85,546	79,455	12,118,780

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

See accompanying notes to financial statements.

86	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Changes in Net Assets

Year ended December 31, 2020 (continued)	PIMCO VIT Tot Return, Inst Cl	Put VT Global Hlth Care, Cl IB	Put VT Hi Yield, Cl IB	Put VT Intl Eq, Cl IB	Put VT Sus Leaders, Cl IA
Operations
Investment income (loss) — net	$6,408	$(12,354)	$322,784	$55,124	$(53,616)
Net realized gain (loss) on sales of investments	1,084	(22,421)	(163,318)	1,714	3,749,744
Distributions from capital gains	3,107	1,891,881	—	—	10,596,898
Net change in unrealized appreciation or depreciation of investments	11,367	1,493,250	22,394	579,377	17,968,921
Net increase (decrease) in net assets resulting from operations	21,966	3,350,356	181,860	636,215	32,261,947

Contract transactions
Contract purchase payments	168,788	738,541	152,208	235,106	3,246,066
Net transfers(1)	213,769	1,997,232	(422,739)	558,410	(3,864,178)
Transfers for policy loans	(151)	(2,449)	(50,943)	18,720	(626,097)
Policy charges	(17,198)	(485,552)	(234,014)	(107,551)	(4,768,251)
Contract terminations:
Surrender benefits	(4)	(1,074,499)	(274,588)	(130,671)	(5,475,580)
Death benefits	—	(10,976)	—	—	(52,821)
Increase (decrease) from contract transactions	365,204	1,162,297	(830,076)	574,014	(11,540,861)
Net assets at beginning of year	151,956	21,108,568	6,762,537	5,320,963	123,671,554
Net assets at end of year	$539,126	$25,621,221	$6,114,321	$6,531,192	$144,392,640

Accumulation unit activity
Units outstanding at beginning of year	142,353	6,068,036	2,581,271	2,706,262	25,919,737
Contract purchase payments	148,881	207,582	59,892	128,779	651,272
Net transfers(1)	188,237	596,940	(190,428)	307,620	(799,934)
Transfers for policy loans	(132)	3,472	(21,788)	10,359	(114,466)
Policy charges	(15,180)	(134,648)	(91,801)	(57,217)	(967,006)
Contract terminations:
Surrender benefits	(4)	(295,622)	(105,535)	(75,503)	(1,080,671)
Death benefits	—	(2,999)	—	—	(9,947)
Units outstanding at end of year	464,155	6,442,761	2,231,611	3,020,300	23,598,985

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	87

Statement of Changes in Net Assets

Year ended December 31, 2020 (continued)	Put VT Sus Leaders, Cl IB	Royce Micro-Cap, Invest Cl	Temp Global Bond, Cl 1	Temp Global Bond, Cl 2	Third Ave VST FFI Strat
Operations
Investment income (loss) — net	$(599)	$(141,740)	$7,076	$288,462	$371,916
Net realized gain (loss) on sales of investments	60,821	(588,870)	(3,182)	(155,891)	(485,156)
Distributions from capital gains	354,331	407,495	—	—	127,445
Net change in unrealized appreciation or depreciation of investments	658,963	5,999,945	(7,705)	(355,451)	(1,062,478)
Net increase (decrease) in net assets resulting from operations	1,073,516	5,676,830	(3,811)	(222,880)	(1,048,273)

Contract transactions
Contract purchase payments	133,356	967,555	33,270	163,836	1,018,950
Net transfers(1)	174,037	(1,790,348)	49,191	(183,770)	(1,083,265)
Transfers for policy loans	6,323	197,492	—	(8,590)	134,604
Policy charges	(57,616)	(1,001,903)	(7,468)	(81,244)	(868,001)
Contract terminations:
Surrender benefits	(74,253)	(1,207,808)	—	(106,326)	(832,285)
Death benefits	—	(8,893)	—	(5,736)	(10,258)
Increase (decrease) from contract transactions	181,847	(2,843,905)	74,993	(221,830)	(1,640,255)
Net assets at beginning of year	3,889,323	29,103,504	71,977	3,986,532	23,639,848
Net assets at end of year	$5,144,686	$31,936,429	$143,159	$3,541,822	$20,951,320

Accumulation unit activity
Units outstanding at beginning of year	1,201,559	9,642,629	72,595	3,921,608	9,990,697
Contract purchase payments	38,287	356,369	35,331	162,680	565,494
Net transfers(1)	35,428	(681,559)	52,067	(189,615)	(588,836)
Transfers for policy loans	511	69,499	—	(8,899)	76,218
Policy charges	(16,758)	(357,789)	(7,888)	(83,292)	(466,644)
Contract terminations:
Surrender benefits	(20,228)	(416,295)	—	(110,842)	(425,317)
Death benefits	—	(3,425)	—	(5,820)	(4,734)
Units outstanding at end of year	1,238,799	8,609,429	152,105	3,685,820	9,146,878

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

See accompanying notes to financial statements.

88	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Changes in Net Assets

Year ended December 31, 2020 (continued)	VanEck VIP Global Gold, Cl S	VP Aggr, Cl 1	VP Aggr, Cl 2	VP Aggr, Cl 4	VP Conserv, Cl 1
Operations
Investment income (loss) — net	$145,993	$—	$(1,078,771)	$(1,438,810)	$—
Net realized gain (loss) on sales of investments	306,496	72,972	10,509,183	15,379,215	6,504
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	1,218,112	1,851,766	30,747,907	33,127,108	11,369
Net increase (decrease) in net assets resulting from operations	1,670,601	1,924,738	40,178,319	47,067,513	17,873

Contract transactions
Contract purchase payments	280,052	3,587,625	20,458,356	12,846,925	40,337
Net transfers(1)	1,992,784	5,428,430	(9,373,503)	(15,723,706)	87,063
Transfers for policy loans	(48,705)	899	(985,816)	123,063	—
Policy charges	(80,658)	(644,471)	(5,832,976)	(5,482,910)	(8,402)
Contract terminations:
Surrender benefits	(124,923)	(19,270)	(9,086,420)	(15,636,540)	—
Death benefits	—	(799)	(59,216)	(19,724)	—
Increase (decrease) from contract transactions	2,018,550	8,352,414	(4,879,575)	(23,892,892)	118,998
Net assets at beginning of year	4,140,940	4,079,467	288,957,733	351,735,992	160,009
Net assets at end of year	$7,830,091	$14,356,619	$324,256,477	$374,910,613	$296,880

Accumulation unit activity
Units outstanding at beginning of year	3,769,702	3,673,889	148,098,773	177,280,775	149,113
Contract purchase payments	199,766	3,270,429	10,970,038	6,623,292	35,005
Net transfers(1)	1,368,975	4,866,786	(5,116,175)	(7,815,411)	75,939
Transfers for policy loans	(30,509)	870	(518,676)	136,593	—
Policy charges	(58,678)	(581,653)	(3,097,087)	(2,823,950)	(7,502)
Contract terminations:
Surrender benefits	(103,933)	(16,728)	(4,710,714)	(7,999,813)	—
Death benefits	—	(735)	(28,790)	(9,001)	—
Units outstanding at end of year	5,145,323	11,212,858	145,597,369	165,392,485	252,555

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	89

Statement of Changes in Net Assets

Year ended December 31, 2020 (continued)	VP Conserv, Cl 2	VP Conserv, Cl 4	VP Man Vol Conserv, Cl 1	VP Man Vol Conserv, Cl 2	VP Man Vol Conserv Gro, Cl 1
Operations
Investment income (loss) — net	$(130,515)	$(118,895)	$—	$(20,867)	$—
Net realized gain (loss) on sales of investments	1,031,950	806,958	1,881	140,801	547
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	1,870,583	1,725,661	15,794	292,344	35,952
Net increase (decrease) in net assets resulting from operations	2,772,018	2,413,724	17,675	412,278	36,499

Contract transactions
Contract purchase payments	856,170	1,096,819	37,391	51,595	118,940
Net transfers(1)	16,062,250	7,588,241	258,915	3,054,542	222,720
Transfers for policy loans	(485,913)	(84,751)	483	705	—
Policy charges	(807,332)	(896,498)	(5,193)	(114,575)	(41,943)
Contract terminations:
Surrender benefits	(1,722,167)	(3,219,998)	—	(57,398)	—
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	13,903,008	4,483,813	291,596	2,934,869	299,717
Net assets at beginning of year	16,251,422	22,424,011	39,772	3,491,880	204,427
Net assets at end of year	$32,926,448	$29,321,548	$349,043	$6,839,027	$540,643

Accumulation unit activity
Units outstanding at beginning of year	11,798,369	16,343,789	36,671	2,952,215	187,732
Contract purchase payments	619,559	787,952	32,454	42,167	103,559
Net transfers(1)	11,580,866	5,350,259	232,048	2,497,114	200,736
Transfers for policy loans	(344,808)	(74,197)	427	754	—
Policy charges	(569,208)	(632,183)	(4,559)	(95,806)	(38,006)
Contract terminations:
Surrender benefits	(1,232,982)	(2,232,563)	—	(46,806)	—
Death benefits	—	—	—	—	—
Units outstanding at end of year	21,851,796	19,543,057	297,041	5,349,638	454,021

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

See accompanying notes to financial statements.

90	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Changes in Net Assets

Year ended December 31, 2020 (continued)	VP Man Vol Conserv Gro, Cl 2	VP Man Vol Gro, Cl 1	VP Man Vol Gro, Cl 2	VP Man Vol Mod Gro, Cl 1	VP Man Vol Mod Gro, Cl 2
Operations
Investment income (loss) — net	$(26,906)	$—	$(164,160)	$—	$(152,043)
Net realized gain (loss) on sales of investments	104,535	20,876	1,894,644	12,582	846,538
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	486,406	559,055	3,340,065	357,096	3,196,823
Net increase (decrease) in net assets resulting from operations	564,035	579,931	5,070,549	369,678	3,891,318

Contract transactions
Contract purchase payments	158,235	1,205,527	3,230,994	1,038,559	2,200,556
Net transfers(1)	1,607,402	2,535,484	(5,317,628)	1,902,493	3,742,667
Transfers for policy loans	(24,230)	(16,371)	263,419	(711)	(94,762)
Policy charges	(192,421)	(231,114)	(881,380)	(169,468)	(1,100,074)
Contract terminations:
Surrender benefits	(163,391)	(2,462)	(1,978,281)	—	(1,151,537)
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	1,385,595	3,491,064	(4,682,876)	2,770,873	3,596,850
Net assets at beginning of year	5,087,783	1,973,189	49,401,197	1,085,453	37,298,118
Net assets at end of year	$7,037,413	$6,044,184	$49,788,870	$4,226,004	$44,786,286

Accumulation unit activity
Units outstanding at beginning of year	4,190,999	1,799,014	38,882,662	993,198	29,853,158
Contract purchase payments	128,732	1,085,477	2,535,203	944,325	1,742,946
Net transfers(1)	1,333,628	2,281,404	(4,146,401)	1,711,124	2,788,497
Transfers for policy loans	(19,437)	(15,023)	223,510	(686)	(73,171)
Policy charges	(156,662)	(209,060)	(697,343)	(152,517)	(879,057)
Contract terminations:
Surrender benefits	(130,902)	(2,205)	(1,554,640)	—	(903,404)
Death benefits	—	—	—	—	—
Units outstanding at end of year	5,346,358	4,939,607	35,242,991	3,495,444	32,528,969

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	91

Statement of Changes in Net Assets

Year ended December 31, 2020 (continued)	VP Mod, Cl 1	VP Mod, Cl 2	VP Mod, Cl 4	VP Mod Aggr, Cl 1	VP Mod Aggr, Cl 2
Operations
Investment income (loss) — net	$—	$(1,957,961)	$(2,708,232)	$—	$(2,628,604)
Net realized gain (loss) on sales of investments	134,227	15,308,205	22,204,544	39,713	29,930,983
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	904,030	32,681,660	46,326,263	4,165,094	58,039,009
Net increase (decrease) in net assets resulting from operations	1,038,257	46,031,904	65,822,575	4,204,807	85,341,388

Contract transactions
Contract purchase payments	1,471,230	18,277,408	20,630,192	6,933,712	44,362,985
Net transfers(1)	3,858,441	1,332,333	(9,576,972)	17,511,238	(22,804,313)
Transfers for policy loans	—	(631,889)	(3,033,433)	(218,795)	(2,125,288)
Policy charges	(373,061)	(12,611,312)	(18,709,056)	(1,309,499)	(17,326,387)
Contract terminations:
Surrender benefits	—	(15,255,060)	(29,302,375)	(69,562)	(20,109,377)
Death benefits	—	(65,523)	(518,468)	—	(182,271)
Increase (decrease) from contract transactions	4,956,610	(8,954,043)	(40,510,112)	22,847,094	(18,184,651)
Net assets at beginning of year	3,409,431	383,236,899	583,299,690	9,871,103	659,244,549
Net assets at end of year	$9,404,298	$420,314,760	$608,612,153	$36,923,004	$726,401,286

Accumulation unit activity
Units outstanding at beginning of year	3,120,424	227,792,935	343,553,336	8,969,723	366,783,649
Contract purchase payments	1,319,547	10,967,153	12,058,515	6,204,230	25,363,304
Net transfers(1)	3,503,007	667,976	(5,598,776)	15,618,139	(12,754,253)
Transfers for policy loans	—	(402,599)	(1,912,497)	(192,426)	(1,240,745)
Policy charges	(334,209)	(7,460,372)	(10,908,203)	(1,176,921)	(9,801,158)
Contract terminations:
Surrender benefits	—	(8,871,946)	(17,430,912)	(59,838)	(10,963,838)
Death benefits	—	(39,348)	(290,171)	—	(92,897)
Units outstanding at end of year	7,608,769	222,653,799	319,471,292	29,362,907	357,294,062

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

See accompanying notes to financial statements.

92	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Changes in Net Assets

Year ended December 31, 2020 (continued)	VP Mod Aggr, Cl 4	VP Mod Conserv, Cl 1	VP Mod Conserv, Cl 2	VP Mod Conserv, Cl 4	VP Ptnrs Core Bond, Cl 1
Operations
Investment income (loss) — net	$(4,415,033)	$—	$(290,124)	$(377,452)	$2,350
Net realized gain (loss) on sales of investments	37,318,461	7,929	2,477,461	3,453,310	139
Distributions from capital gains	—	—	—	—	1,027
Net change in unrealized appreciation or depreciation of investments	95,553,038	48,405	3,802,199	5,475,538	5,281
Net increase (decrease) in net assets resulting from operations	128,456,466	56,334	5,989,536	8,551,396	8,797

Contract transactions
Contract purchase payments	38,193,922	262,963	2,295,677	2,693,921	62,789
Net transfers(1)	(44,118,350)	590,453	9,822,935	2,015,606	83,557
Transfers for policy loans	(3,434,470)	—	(690,522)	(517,400)	—
Policy charges	(20,765,845)	(81,975)	(2,161,223)	(3,011,619)	(7,786)
Contract terminations:
Surrender benefits	(46,482,023)	—	(2,473,451)	(3,376,721)	—
Death benefits	(310,251)	—	(3,118)	(41,382)	—
Increase (decrease) from contract transactions	(76,917,017)	771,441	6,790,298	(2,237,595)	138,560
Net assets at beginning of year	1,037,870,438	153,165	49,590,636	75,729,262	89,028
Net assets at end of year	$1,089,409,887	$980,940	$62,370,470	$82,043,063	$236,385

Accumulation unit activity
Units outstanding at beginning of year	566,475,289	141,264	32,291,182	49,660,174	82,910
Contract purchase payments	21,002,329	228,932	1,488,363	1,733,724	54,790
Net transfers(1)	(24,646,594)	516,384	6,615,947	2,032,514	72,477
Transfers for policy loans	(1,920,947)	—	(427,634)	(337,306)	—
Policy charges	(11,383,696)	(73,401)	(1,388,079)	(1,937,860)	(6,854)
Contract terminations:
Surrender benefits	(25,432,966)	—	(1,632,294)	(2,176,822)	—
Death benefits	(188,792)	—	(1,935)	(25,149)	—
Units outstanding at end of year	523,904,623	813,179	36,945,550	48,949,275	203,323

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	93

Statement of Changes in Net Assets

Year ended December 31, 2020 (continued)	VP Ptnrs Core Bond, Cl 2	VP Ptnrs Core Eq, Cl 1	VP Ptnrs Core Eq, Cl 2	VP Ptnrs Core Eq, Cl 3	VP Ptnrs Intl Core Eq, Cl 1
Operations
Investment income (loss) — net	$11,295	$—	$—	$(28,304)	$311
Net realized gain (loss) on sales of investments	9,350	337	6,856	324,324	1,737
Distributions from capital gains	5,560	—	—	—	586
Net change in unrealized appreciation or depreciation of investments	13,931	1,764	58,380	580,533	36,519
Net increase (decrease) in net assets resulting from operations	40,136	2,101	65,236	876,553	39,153

Contract transactions
Contract purchase payments	42,172	4,990	35,268	180,748	45,860
Net transfers(1)	362,975	10,605	72,497	(399,082)	100,177
Transfers for policy loans	51,241	—	(3,983)	(47,297)	—
Policy charges	(16,549)	(1,871)	(7,471)	(123,757)	(8,249)
Contract terminations:
Surrender benefits	(6,061)	(24)	(41)	(97,560)	—
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	433,778	13,700	96,270	(486,948)	137,788
Net assets at beginning of year	420,912	4,351	262,691	5,885,207	140,300
Net assets at end of year	$894,826	$20,152	$424,197	$6,274,812	$317,241

Accumulation unit activity
Units outstanding at beginning of year	355,073	3,840	118,106	2,154,385	129,216
Contract purchase payments	33,912	4,293	16,177	67,676	44,015
Net transfers(1)	287,418	8,803	34,366	(191,507)	97,764
Transfers for policy loans	40,737	—	(1,835)	(16,813)	—
Policy charges	(13,244)	(1,658)	(3,414)	(49,060)	(8,153)
Contract terminations:
Surrender benefits	(4,748)	—	(19)	(35,595)	—
Death benefits	—	—	—	—	—
Units outstanding at end of year	699,148	15,278	163,381	1,929,086	262,842

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

See accompanying notes to financial statements.

94	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Changes in Net Assets

Year ended December 31, 2020 (continued)	VP Ptnrs Intl Core Eq, Cl 2	VP Ptnrs Intl Gro, Cl 1	VP Ptnrs Intl Gro, Cl 2	VP Ptnrs Intl Val, Cl 1	VP Ptnrs Intl Val, Cl 2
Operations
Investment income (loss) — net	$1,063	$675	$3,120	$771	$8,588
Net realized gain (loss) on sales of investments	(8,512)	(173)	23,208	(3,120)	(80,727)
Distributions from capital gains	2,035	4,345	42,447	—	—
Net change in unrealized appreciation or depreciation of investments	94,100	128,735	903,696	38,448	46,859
Net increase (decrease) in net assets resulting from operations	88,686	133,582	972,471	36,099	(25,280)

Contract transactions
Contract purchase payments	105,701	122,125	593,197	69,821	240,658
Net transfers(1)	41,367	407,924	282,899	148,904	(219,880)
Transfers for policy loans	(24,671)	(6,633)	(12,489)	(160)	(22,791)
Policy charges	(15,674)	(31,462)	(131,428)	(13,983)	(29,276)
Contract terminations:
Surrender benefits	(2,464)	(3)	(40,987)	—	(4,453)
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	104,259	491,951	691,192	204,582	(35,742)
Net assets at beginning of year	592,308	242,554	3,339,180	104,491	1,600,938
Net assets at end of year	$785,253	$868,087	$5,002,843	$345,172	$1,539,916

Accumulation unit activity
Units outstanding at beginning of year	413,002	211,669	2,185,005	99,665	1,120,648
Contract purchase payments	79,969	106,095	390,862	82,948	210,636
Net transfers(1)	32,373	333,911	226,044	176,003	(157,434)
Transfers for policy loans	(18,327)	(6,881)	(11,302)	(166)	(20,455)
Policy charges	(11,732)	(26,966)	(86,245)	(16,154)	(24,990)
Contract terminations:
Surrender benefits	(1,763)	(2)	(27,643)	—	(3,951)
Death benefits	—	—	—	—	—
Units outstanding at end of year	493,522	617,826	2,676,721	342,296	1,124,454

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	95

Statement of Changes in Net Assets

Year ended December 31, 2020 (continued)	VP Ptnrs Sm Cap Gro, Cl 1	VP Ptnrs Sm Cap Gro, Cl 2	VP Ptnrs Sm Cap Val, Cl 1	VP Ptnrs Sm Cap Val, Cl 2	VP Ptnrs Sm Cap Val, Cl 3
Operations
Investment income (loss) — net	$—	$—	$—	$—	$(48,365)
Net realized gain (loss) on sales of investments	523	8,372	(1,010)	(6,898)	100,342
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	47,620	241,793	25,298	26,402	399,277
Net increase (decrease) in net assets resulting from operations	48,143	250,165	24,288	19,504	451,254

Contract transactions
Contract purchase payments	24,017	78,259	21,873	67,795	504,143
Net transfers(1)	72,866	103,454	71,218	3,300	(2,768)
Transfers for policy loans	(153)	(12,988)	—	(12,809)	(12,380)
Policy charges	(5,138)	(17,262)	(3,432)	(18,025)	(300,931)
Contract terminations:
Surrender benefits	—	(1,723)	—	—	(553,540)
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	91,592	149,740	89,659	40,261	(365,476)
Net assets at beginning of year	43,690	511,381	17,726	447,231	13,740,347
Net assets at end of year	$183,425	$911,286	$131,673	$506,996	$13,826,125

Accumulation unit activity
Units outstanding at beginning of year	42,572	263,226	17,458	246,024	5,162,183
Contract purchase payments	22,075	40,594	28,444	46,335	227,766
Net transfers(1)	69,104	51,818	82,578	(2,858)	24,036
Transfers for policy loans	(138)	(7,210)	—	(9,143)	(14,814)
Policy charges	(4,819)	(8,737)	(4,113)	(12,151)	(136,820)
Contract terminations:
Surrender benefits	—	(849)	—	—	(264,445)
Death benefits	—	—	—	—	—
Units outstanding at end of year	128,794	338,842	124,367	268,207	4,997,906

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

See accompanying notes to financial statements.

96	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Changes in Net Assets

Year ended December 31, 2020 (continued)	VP US Flex Conserv Gro, Cl 1	VP US Flex Gro, Cl 1	VP US Flex Mod Gro, Cl 1	Wanger Intl	Wanger USA
Operations
Investment income (loss) — net	$—	$—	$—	$1,197,898	$(510,170)
Net realized gain (loss) on sales of investments	14	514	264	(2,517,164)	(4,133,329)
Distributions from capital gains	—	—	—	2,824,042	11,328,761
Net change in unrealized appreciation or depreciation of investments	5,840	55,959	69,976	8,388,441	17,132,116
Net increase (decrease) in net assets resulting from operations	5,854	56,473	70,240	9,893,217	23,817,378

Contract transactions
Contract purchase payments	—	277,870	74,983	2,928,043	3,166,760
Net transfers(1)	87,846	505,782	1,159,126	(7,466,387)	(7,975,319)
Transfers for policy loans	—	—	—	117,988	(347,076)
Policy charges	(228)	(45,128)	(29,720)	(1,955,880)	(2,545,624)
Contract terminations:
Surrender benefits	(21)	—	—	(3,402,887)	(4,017,703)
Death benefits	—	—	—	(5,704)	(26,272)
Increase (decrease) from contract transactions	87,597	738,524	1,204,389	(9,784,827)	(11,745,234)
Net assets at beginning of year	22	128,817	296,559	89,411,897	115,353,315
Net assets at end of year	$93,473	$923,814	$1,571,188	$89,520,287	$127,425,459

Accumulation unit activity
Units outstanding at beginning of year	—	114,837	266,924	32,682,631	26,201,713
Contract purchase payments	—	253,341	67,975	1,198,341	768,386
Net transfers(1)	80,225	456,543	1,029,102	(2,862,751)	(1,832,086)
Transfers for policy loans	—	—	—	89,344	(54,722)
Policy charges	(205)	(40,932)	(26,620)	(763,785)	(600,065)
Contract terminations:
Surrender benefits	—	—	—	(1,279,722)	(888,668)
Death benefits	—	—	—	(2,137)	(4,760)
Units outstanding at end of year	80,020	783,789	1,337,381	29,061,921	23,589,798

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	97

Statement of Changes in Net Assets

Year ended December 31, 2020 (continued)	WF VT Index Asset Alloc, Cl 2	WF VT Intl Eq, Cl 2	WF VT Opp, Cl 1	WF VT Opp, Cl 2	WF VT Sm Cap Gro, Cl 1
Operations
Investment income (loss) — net	$49,539	$362,176	$423	$(2,860)	$—
Net realized gain (loss) on sales of investments	189,035	(2,777,798)	(1,190)	99,545	768
Distributions from capital gains	1,015,950	—	4,583	1,088,041	39,029
Net change in unrealized appreciation or depreciation of investments	721,697	3,010,563	9,201	1,543,610	430,616
Net increase (decrease) in net assets resulting from operations	1,976,221	594,941	13,017	2,728,336	470,413

Contract transactions
Contract purchase payments	530,205	747,828	34,742	483,853	428,280
Net transfers(1)	646,972	(1,082,434)	28,471	(1,069,046)	801,329
Transfers for policy loans	(42,340)	(12,019)	(204)	(54,147)	(6,153)
Policy charges	(255,037)	(562,882)	(2,497)	(359,945)	(89,807)
Contract terminations:
Surrender benefits	(482,175)	(701,335)	—	(535,222)	—
Death benefits	(1,229)	—	—	—	—
Increase (decrease) from contract transactions	396,396	(1,610,842)	60,512	(1,534,507)	1,133,649
Net assets at beginning of year	12,350,581	21,850,490	19,207	15,344,464	292,128
Net assets at end of year	$14,723,198	$20,834,589	$92,736	$16,538,293	$1,896,190

Accumulation unit activity
Units outstanding at beginning of year	6,169,139	11,303,092	16,556	4,162,514	274,874
Contract purchase payments	269,218	449,360	29,140	137,355	331,268
Net transfers(1)	466,310	(686,439)	22,525	(259,769)	602,406
Transfers for policy loans	(21,180)	(8,577)	(171)	(17,840)	(6,545)
Policy charges	(125,886)	(330,958)	(2,162)	(97,862)	(73,451)
Contract terminations:
Surrender benefits	(248,969)	(400,426)	—	(142,152)	—
Death benefits	(590)	—	—	—	—
Units outstanding at end of year	6,508,042	10,326,052	65,888	3,782,246	1,128,552

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

See accompanying notes to financial statements.

98	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Changes in Net Assets

Year ended December 31, 2020 (continued)	WF VT Sm Cap Gro, Cl 2	WA Var Global Hi Yd Bond, Cl I	WA Var Global Hi Yd Bond, Cl II
Operations
Investment income (loss) — net	$(103,032)	$5,095	$11,044
Net realized gain (loss) on sales of investments	287,535	(226)	(2,415)
Distributions from capital gains	1,436,355	—	—
Net change in unrealized appreciation or depreciation of investments	11,427,159	4,944	9,332
Net increase (decrease) in net assets resulting from operations	13,048,017	9,813	17,961

Contract transactions
Contract purchase payments	1,267,166	113,048	35,035
Net transfers(1)	2,498,521	97,598	(3,899)
Transfers for policy loans	(128,752)	—	(3,854)
Policy charges	(546,374)	(28,557)	(8,316)
Contract terminations:
Surrender benefits	(829,530)	—	(3,702)
Death benefits	(5,142)	—	—
Increase (decrease) from contract transactions	2,255,889	182,089	15,264
Net assets at beginning of year	21,973,495	82,332	286,871
Net assets at end of year	$37,277,401	$274,234	$320,096

Accumulation unit activity
Units outstanding at beginning of year	6,009,675	76,205	221,160
Contract purchase payments	375,124	100,899	27,029
Net transfers(1)	607,858	86,239	(5,827)
Transfers for policy loans	(23,739)	—	(2,627)
Policy charges	(147,464)	(26,821)	(6,516)
Contract terminations:
Surrender benefits	(185,316)	—	(2,847)
Death benefits	(1,111)	—	—
Units outstanding at end of year	6,635,027	236,522	230,372

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	99

Statement of Changes in Net Assets

Year ended December 31, 2019	AB VPS Dyn Asset Alloc, Cl B	AB VPS Gro & Inc, Cl B	AB VPS Intl Val, Cl B	AB VPS Lg Cap Gro, Cl A(2)	AB VPS Lg Cap Gro, Cl B
Operations
Investment income (loss) — net	$13,327	$154,903	$133,015	$—	$(144,683)
Net realized gain (loss) on sales of investments	3,138	79,077	(387,781)	(63)	409,055
Distributions from capital gains	910	2,952,321	—	29,908	4,271,079
Net change in unrealized appreciation or depreciation of investments	88,720	2,317,179	5,922,151	20,242	4,452,861
Net increase (decrease) in net assets resulting from operations	106,095	5,503,480	5,667,385	50,087	8,988,312

Contract transactions
Contract purchase payments	70,473	1,018,532	2,278,781	203,148	1,689,146
Net transfers(1)	(27,286)	1,688,090	(857,758)	416,664	3,928,306
Transfers for policy loans	(10,161)	(81,825)	(46,419)	—	(269,188)
Policy charges	(17,290)	(581,651)	(1,095,655)	(26,970)	(570,044)
Contract terminations:
Surrender benefits	(33,944)	(1,506,441)	(2,314,383)	(230)	(1,504,673)
Death benefits	—	—	(2,374)	—	(6,246)
Increase (decrease) from contract transactions	(18,208)	536,705	(2,037,808)	592,612	3,267,301
Net assets at beginning of year	703,339	23,417,435	35,752,228	—	25,216,549
Net assets at end of year	$791,226	$29,457,620	$39,381,805	$642,699	$37,472,162

Accumulation unit activity
Units outstanding at beginning of year	620,253	8,870,008	24,431,061	—	8,583,138
Contract purchase payments	55,936	341,625	1,439,726	181,764	530,357
Net transfers(1)	(23,295)	655,215	(564,048)	384,201	1,061,713
Transfers for policy loans	(7,969)	(16,961)	(22,465)	—	(66,565)
Policy charges	(13,881)	(196,572)	(688,420)	(24,557)	(173,168)
Contract terminations:
Surrender benefits	(27,398)	(487,345)	(1,478,874)	—	(417,818)
Death benefits	—	—	(1,363)	—	(1,531)
Units outstanding at end of year	603,646	9,165,970	23,115,617	541,408	9,516,126

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

(2)	For the period February 25, 2019 (commencement of operations) to December 31, 2019.

See accompanying notes to financial statements.

100	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Changes in Net Assets

Year ended December 31, 2019 (continued)	ALPS Alerian Engy Infr, Class I(2)	ALPS Alerian Engy Infr, Class III	AC VP Intl, Cl I	AC VP Intl, Cl II	AC VP Val, Cl I
Operations
Investment income (loss) — net	$1,274	$87,967	$39,288	$30,417	$810,151
Net realized gain (loss) on sales of investments	5	(126,797)	254,318	(30,703)	2,055,964
Distributions from capital gains	—	—	659,474	500,461	3,078,471
Net change in unrealized appreciation or depreciation of investments	1,843	1,273,451	2,078,994	1,709,830	6,282,800
Net increase (decrease) in net assets resulting from operations	3,122	1,234,621	3,032,074	2,210,005	12,227,386

Contract transactions
Contract purchase payments	20,902	529,381	376,311	433,376	1,605,357
Net transfers(1)	43,033	(533,515)	(624,092)	(1,373,859)	(1,595,430)
Transfers for policy loans	—	(32,822)	(17,627)	(8,427)	(224,849)
Policy charges	(1,571)	(150,339)	(334,105)	(201,232)	(1,690,938)
Contract terminations:
Surrender benefits	(76)	(250,829)	(626,686)	(609,771)	(2,776,013)
Death benefits	—	—	(286)	(13,750)	(167,977)
Increase (decrease) from contract transactions	62,288	(438,124)	(1,226,485)	(1,773,663)	(4,849,850)
Net assets at beginning of year	—	6,355,403	11,458,772	8,743,131	48,580,369
Net assets at end of year	$65,410	$7,151,900	$13,264,361	$9,179,473	$55,957,905

Accumulation unit activity
Units outstanding at beginning of year	—	9,080,673	6,632,538	6,776,729	17,119,452
Contract purchase payments	21,186	606,619	192,014	294,565	612,927
Net transfers(1)	44,835	(688,185)	(361,416)	(869,013)	(314,414)
Transfers for policy loans	—	(36,972)	(13,222)	(589)	(70,449)
Policy charges	(1,612)	(177,260)	(177,020)	(137,715)	(534,787)
Contract terminations:
Surrender benefits	—	(313,069)	(343,686)	(387,777)	(862,343)
Death benefits	—	—	(214)	(10,564)	(52,031)
Units outstanding at end of year	64,409	8,471,806	5,928,994	5,665,636	15,898,355

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

(2)	For the period February 25, 2019 (commencement of operations) to December 31, 2019.

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	101

Statement of Changes in Net Assets

Year ended December 31, 2019 (continued)	AC VP Val, Cl II	BlackRock Global Alloc, Cl I(2)	BlackRock Global Alloc, Cl III	Calvert VP SRI Bal, Cl I	Col VP Bal, Cl 1(2)
Operations
Investment income (loss) — net	$480,838	$4,288	$101,481	$97,213	$—
Net realized gain (loss) on sales of investments	554,976	9	(18,144)	121,408	1,953
Distributions from capital gains	1,783,577	9,415	470,861	334,725	—
Net change in unrealized appreciation or depreciation of investments	4,337,407	5,059	1,334,326	1,268,762	48,278
Net increase (decrease) in net assets resulting from operations	7,156,798	18,771	1,888,524	1,822,108	50,231

Contract transactions
Contract purchase payments	1,554,051	58,929	782,794	384,470	176,775
Net transfers(1)	(935,320)	292,586	(821,985)	2,186,850	535,120
Transfers for policy loans	(177,506)	—	(115,159)	904	—
Policy charges	(727,490)	(6,095)	(230,231)	(262,734)	(24,519)
Contract terminations:
Surrender benefits	(2,022,430)	(76)	(451,324)	(465,675)	(21)
Death benefits	(3,685)	—	—	(51,830)	—
Increase (decrease) from contract transactions	(2,312,380)	345,344	(835,905)	1,791,985	687,355
Net assets at beginning of year	27,978,279	—	11,273,845	7,311,000	—
Net assets at end of year	$32,822,697	$364,115	$12,326,464	$10,925,093	$737,586

Accumulation unit activity
Units outstanding at beginning of year	16,527,362	—	10,341,562	3,608,211	—
Contract purchase payments	799,080	54,619	611,728	170,112	167,698
Net transfers(1)	(350,811)	280,253	(709,378)	875,660	500,913
Transfers for policy loans	(85,866)	—	(92,035)	2,080	—
Policy charges	(381,700)	(5,754)	(184,247)	(116,957)	(22,600)
Contract terminations:
Surrender benefits	(1,064,619)	—	(392,913)	(202,535)	—
Death benefits	(2,021)	—	—	(28,198)	—
Units outstanding at end of year	15,441,425	329,118	9,574,717	4,308,373	646,011

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

(2)	For the period February 25, 2019 (commencement of operations) to December 31, 2019.

See accompanying notes to financial statements.

102	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Changes in Net Assets

Year ended December 31, 2019 (continued)	Col VP Bal, Cl 3	Col VP Commodity Strategy, Cl 1(2)	Col VP Commodity Strategy, Cl 2	Col VP Contrarian Core, Cl 1(2)	Col VP Contrarian Core, Cl 2
Operations
Investment income (loss) — net	$(1,292,098)	$178	$754	$—	$—
Net realized gain (loss) on sales of investments	8,408,021	140	(2,466)	1,633	23,685
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	29,142,869	402	8,033	24,358	825,859
Net increase (decrease) in net assets resulting from operations	36,258,792	720	6,321	25,991	849,544

Contract transactions
Contract purchase payments	8,681,115	1,797	20,692	81,756	506,821
Net transfers(1)	(464,364)	8,561	(1,960)	208,217	12,584
Transfers for policy loans	(637,568)	—	(1,532)	—	(14,729)
Policy charges	(10,087,164)	(288)	(5,387)	(7,438)	(153,132)
Contract terminations:
Surrender benefits	(9,910,565)	(72)	(940)	(21)	(5,268)
Death benefits	(283,031)	—	—	—	—
Increase (decrease) from contract transactions	(12,701,577)	9,998	10,873	282,514	346,276
Net assets at beginning of year	169,991,214	—	80,745	—	2,451,740
Net assets at end of year	$193,548,429	$10,718	$97,939	$308,505	$3,647,560

Accumulation unit activity
Units outstanding at beginning of year	86,317,481	—	138,813	—	1,613,836
Contract purchase payments	4,063,774	1,772	34,048	75,195	283,090
Net transfers(1)	(479,023)	9,153	(3,686)	190,760	8,163
Transfers for policy loans	(308,854)	—	(2,549)	—	(8,365)
Policy charges	(4,726,757)	(296)	(8,853)	(6,679)	(85,858)
Contract terminations:
Surrender benefits	(4,458,451)	—	(1,558)	—	(3,016)
Death benefits	(136,797)	—	—	—	—
Units outstanding at end of year	80,271,373	10,629	156,215	259,276	1,807,850

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

(2)	For the period February 25, 2019 (commencement of operations) to December 31, 2019.

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	103

Statement of Changes in Net Assets

Year ended December 31, 2019 (continued)	Col VP Disciplined Core, Cl 1(2)	Col VP Disciplined Core, Cl 2	Col VP Disciplined Core, Cl 3	Col VP Divd Opp, Cl 1(2)	Col VP Divd Opp, Cl 2
Operations
Investment income (loss) — net	$—	$—	$(2,092,050)	$—	$—
Net realized gain (loss) on sales of investments	197	44,833	19,621,629	100	39,105
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	15,849	358,737	43,335,581	17,770	551,555
Net increase (decrease) in net assets resulting from operations	16,046	403,570	60,865,160	17,870	590,660

Contract transactions
Contract purchase payments	116,043	271,728	10,904,204	52,145	319,847
Net transfers(1)	115,707	115,653	(7,446,892)	250,086	325,933
Transfers for policy loans	—	(1,562)	(2,474,298)	—	(22,168)
Policy charges	(11,680)	(61,528)	(14,786,033)	(8,605)	(118,640)
Contract terminations:
Surrender benefits	(20)	(16,385)	(16,073,484)	(20)	(117,556)
Death benefits	—	—	(400,856)	—	—
Increase (decrease) from contract transactions	220,050	307,906	(30,277,359)	293,606	387,416
Net assets at beginning of year	—	1,494,386	267,129,168	—	2,290,054
Net assets at end of year	$236,096	$2,205,862	$297,716,969	$311,476	$3,268,130

Accumulation unit activity
Units outstanding at beginning of year	—	748,239	130,718,210	—	1,360,163
Contract purchase payments	110,512	119,817	4,828,845	49,284	167,064
Net transfers(1)	112,158	54,288	(3,238,114)	238,053	174,360
Transfers for policy loans	—	(693)	(1,012,892)	—	(11,350)
Policy charges	(11,219)	(27,064)	(6,935,132)	(8,139)	(61,823)
Contract terminations:
Surrender benefits	—	(7,224)	(7,126,818)	—	(59,931)
Death benefits	—	—	(209,195)	—	—
Units outstanding at end of year	211,451	887,363	117,024,904	279,198	1,568,483

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

(2)	For the period February 25, 2019 (commencement of operations) to December 31, 2019.

See accompanying notes to financial statements.

104	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Changes in Net Assets

Year ended December 31, 2019 (continued)	Col VP Divd Opp, Cl 3	Col VP Emerg Mkts Bond, Cl 1(2)	Col VP Emerg Mkts Bond, Cl 2	Col VP Emer Mkts, Cl 1(2)	Col VP Emer Mkts, Cl 2
Operations
Investment income (loss) — net	$(980,195)	$537	$25,307	$40	$7,510
Net realized gain (loss) on sales of investments	7,406,099	(11)	(4,227)	75	(547)
Distributions from capital gains	—	—	—	15,199	651,615
Net change in unrealized appreciation or depreciation of investments	33,217,272	94	39,885	27,252	773,138
Net increase (decrease) in net assets resulting from operations	39,643,176	620	60,965	42,566	1,431,716

Contract transactions
Contract purchase payments	7,095,907	6,760	82,841	132,874	883,166
Net transfers(1)	(4,710,003)	18,899	(115,046)	229,986	(229,586)
Transfers for policy loans	(1,059,263)	—	538	—	(129,350)
Policy charges	(5,704,237)	(1,592)	(22,759)	(13,885)	(182,721)
Contract terminations:
Surrender benefits	(10,318,635)	(77)	(4,167)	(74)	(124,410)
Death benefits	(184,666)	—	—	—	—
Increase (decrease) from contract transactions	(14,880,897)	23,990	(58,593)	348,901	217,099
Net assets at beginning of year	175,841,857	—	532,240	—	4,432,317
Net assets at end of year	$200,604,136	$24,610	$534,612	$391,467	$6,081,132

Accumulation unit activity
Units outstanding at beginning of year	69,418,396	—	460,659	—	3,694,837
Contract purchase payments	2,489,678	6,368	65,905	124,001	641,782
Net transfers(1)	(1,600,268)	18,349	(92,674)	220,941	(161,006)
Transfers for policy loans	(372,119)	—	423	—	(90,729)
Policy charges	(1,943,256)	(1,525)	(18,185)	(13,081)	(132,536)
Contract terminations:
Surrender benefits	(3,560,008)	—	(3,306)	—	(90,680)
Death benefits	(60,521)	—	—	—	—
Units outstanding at end of year	64,371,902	23,192	412,822	331,861	3,861,668

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

(2)	For the period February 25, 2019 (commencement of operations) to December 31, 2019.

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	105

Statement of Changes in Net Assets

Year ended December 31, 2019 (continued)	Col VP Emer Mkts, Cl 3	Col VP Global Strategic Inc, Cl 2	Col VP Global Strategic Inc, Cl 3	Col VP Govt Money Mkt, Cl 1(2)	Col VP Govt Money Mkt, Cl 2
Operations
Investment income (loss) — net	$(156,544)	$—	$(94,391)	$1,899	$59,845
Net realized gain (loss) on sales of investments	509,705	(2,408)	(415,208)	—	—
Distributions from capital gains	5,629,507	—	—	24	1,647
Net change in unrealized appreciation or depreciation of investments	6,555,190	30,173	2,333,045	—	—
Net increase (decrease) in net assets resulting from operations	12,537,858	27,765	1,823,446	1,923	61,492

Contract transactions
Contract purchase payments	2,059,651	35,490	891,797	133,850	1,362,676
Net transfers(1)	(1,106,723)	(4,971)	974,762	57,644	(571,626)
Transfers for policy loans	(384,741)	2,115	(20,431)	—	(40,124)
Policy charges	(1,150,873)	(13,849)	(674,576)	(15,888)	(330,989)
Contract terminations:
Surrender benefits	(2,768,390)	(999)	(1,060,446)	(2,012)	(236,194)
Death benefits	(41,536)	—	(3,830)	—	—
Increase (decrease) from contract transactions	(3,392,612)	17,786	107,276	173,594	183,743
Net assets at beginning of year	42,023,943	254,126	17,710,162	—	3,583,314
Net assets at end of year	$51,169,189	$299,677	$19,640,884	$175,517	$3,828,549

Accumulation unit activity
Units outstanding at beginning of year	22,417,862	291,470	15,687,505	—	3,531,341
Contract purchase payments	942,583	38,261	741,192	130,381	1,328,535
Net transfers(1)	(187,019)	(5,640)	1,050,594	58,138	(555,626)
Transfers for policy loans	(149,984)	2,221	(17,702)	—	(39,153)
Policy charges	(505,227)	(14,907)	(537,942)	(15,695)	(323,323)
Contract terminations:
Surrender benefits	(1,391,463)	(1,063)	(912,811)	—	(229,706)
Death benefits	(15,616)	—	(2,527)	—	—
Units outstanding at end of year	21,111,136	310,342	16,008,309	172,824	3,712,068

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

(2)	For the period February 25, 2019 (commencement of operations) to December 31, 2019.

See accompanying notes to financial statements.

106	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Changes in Net Assets

Year ended December 31, 2019 (continued)	Col VP Govt Money Mkt, Cl 3	Col VP Hi Yield Bond, Cl 1(2)	Col VP Hi Yield Bond, Cl 2	Col VP Hi Yield Bond, Cl 3	Col VP Inc Opp, Cl 1(2)
Operations
Investment income (loss) — net	$452,605	$2,048	$88,498	$2,700,951	$2,623
Net realized gain (loss) on sales of investments	213	—	(2,199)	(118,816)	(4)
Distributions from capital gains	15,339	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	(214)	3,130	147,281	5,001,471	3,027
Net increase (decrease) in net assets resulting from operations	467,943	5,178	233,580	7,583,606	5,646

Contract transactions
Contract purchase payments	5,017,497	113,584	243,167	1,937,346	70,883
Net transfers(1)	3,208,922	119,115	185,852	(137,817)	49,084
Transfers for policy loans	1,427,023	—	(3,748)	(40,271)	—
Policy charges	(4,248,464)	(10,728)	(69,813)	(1,634,768)	(3,280)
Contract terminations:
Surrender benefits	(6,369,677)	(77)	(11,675)	(2,936,410)	(77)
Death benefits	(392,856)	—	—	(93,115)	—
Increase (decrease) from contract transactions	(1,357,555)	221,894	343,783	(2,905,035)	116,610
Net assets at beginning of year	38,547,271	—	1,333,540	48,252,014	—
Net assets at end of year	$37,657,659	$227,072	$1,910,903	$52,930,585	$122,256

Accumulation unit activity
Units outstanding at beginning of year	38,435,702	—	1,033,665	22,533,350	—
Contract purchase payments	4,978,261	107,173	171,097	820,829	67,560
Net transfers(1)	3,353,722	109,525	126,466	23,530	47,033
Transfers for policy loans	1,358,786	—	(2,611)	(2,425)	—
Policy charges	(4,196,962)	(10,090)	(49,212)	(670,094)	(3,091)
Contract terminations:
Surrender benefits	(6,335,484)	—	(8,224)	(1,367,977)	—
Death benefits	(365,009)	—	—	(34,589)	—
Units outstanding at end of year	37,229,016	206,608	1,271,181	21,302,624	111,502

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

(2)	For the period February 25, 2019 (commencement of operations) to December 31, 2019.

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	107

Statement of Changes in Net Assets

Year ended December 31, 2019 (continued)	Col VP Inc Opp, Cl 2	Col VP Inc Opp, Cl 3	Col VP Inter Bond, Cl 1(2)	Col VP Inter Bond, Cl 2	Col VP Inter Bond, Cl 3
Operations
Investment income (loss) — net	$49,004	$835,711	$784	$36,575	$2,258,132
Net realized gain (loss) on sales of investments	(2,468)	(320,236)	160	1,465	2,969
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	103,213	2,226,625	3,018	51,446	4,915,921
Net increase (decrease) in net assets resulting from operations	149,749	2,742,100	3,962	89,486	7,177,022

Contract transactions
Contract purchase payments	113,759	736,464	293,897	120,041	3,829,911
Net transfers(1)	88,581	717,460	101,379	399,184	7,632,948
Transfers for policy loans	3,347	(188,292)	(1,044)	(10,295)	(304,285)
Policy charges	(48,063)	(615,806)	(6,932)	(44,366)	(3,826,553)
Contract terminations:
Surrender benefits	(7,862)	(1,077,266)	(78)	(3,965)	(6,587,904)
Death benefits	—	(5,284)	—	—	(31,166)
Increase (decrease) from contract transactions	149,762	(432,724)	387,222	460,599	712,951
Net assets at beginning of year	887,730	17,907,158	—	816,508	85,880,290
Net assets at end of year	$1,187,241	$20,216,534	$391,184	$1,366,593	$93,770,263

Accumulation unit activity
Units outstanding at beginning of year	697,778	9,632,030	—	722,126	56,411,617
Contract purchase payments	81,454	357,546	276,662	100,618	2,353,169
Net transfers(1)	62,027	402,233	95,267	334,694	4,974,776
Transfers for policy loans	2,232	(79,742)	(974)	(8,526)	(172,945)
Policy charges	(34,345)	(292,718)	(6,497)	(37,060)	(2,262,141)
Contract terminations:
Surrender benefits	(5,524)	(547,499)	—	(3,259)	(4,236,676)
Death benefits	—	(2,522)	—	—	(15,937)
Units outstanding at end of year	803,622	9,469,328	364,458	1,108,593	57,051,863

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

(2)	For the period February 25, 2019 (commencement of operations) to December 31, 2019.

See accompanying notes to financial statements.

108	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Changes in Net Assets

Year ended December 31, 2019 (continued)	Col VP Lg Cap Gro, Cl 1(2)	Col VP Lg Cap Gro, Cl 2	Col VP Lg Cap Gro, Cl 3	Col VP Lg Cap Index, Cl 1(2)	Col VP Lg Cap Index, Cl 3
Operations
Investment income (loss) — net	$—	$—	$(296,944)	$—	$(519,538)
Net realized gain (loss) on sales of investments	149	58,498	3,648,660	583	5,092,057
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	35,926	903,818	14,026,979	115,237	23,331,393
Net increase (decrease) in net assets resulting from operations	36,075	962,316	17,378,695	115,820	27,903,912

Contract transactions
Contract purchase payments	55,495	465,965	1,820,645	392,138	4,959,781
Net transfers(1)	331,812	45,547	(2,221,355)	1,244,856	1,171,106
Transfers for policy loans	(995)	(21,435)	(502,240)	—	(381,703)
Policy charges	(14,689)	(128,911)	(1,493,264)	(57,076)	(2,406,743)
Contract terminations:
Surrender benefits	(20)	(23,079)	(3,694,813)	(20)	(6,574,821)
Death benefits	—	—	(204,613)	—	(90,063)
Increase (decrease) from contract transactions	371,603	338,087	(6,295,640)	1,579,898	(3,322,443)
Net assets at beginning of year	—	2,566,872	51,873,262	—	92,629,238
Net assets at end of year	$407,678	$3,867,275	$62,956,317	$1,695,718	$117,210,707

Accumulation unit activity
Units outstanding at beginning of year	—	1,270,306	21,072,422	—	36,452,657
Contract purchase payments	51,166	192,768	632,896	361,457	1,798,916
Net transfers(1)	303,908	21,069	(934,588)	1,135,612	318,773
Transfers for policy loans	(941)	(9,204)	(154,377)	—	(120,551)
Policy charges	(13,326)	(53,293)	(535,789)	(52,592)	(841,729)
Contract terminations:
Surrender benefits	—	(9,529)	(1,275,407)	—	(2,183,915)
Death benefits	—	—	(119,404)	—	(41,547)
Units outstanding at end of year	340,807	1,412,117	18,685,753	1,444,477	35,382,604

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

(2)	For the period February 25, 2019 (commencement of operations) to December 31, 2019.

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	109

Statement of Changes in Net Assets

Year ended December 31, 2019 (continued)	Col VP Limited Duration Cr, Cl 1(2)	Col VP Limited Duration Cr, Cl 2	Col VP Long Govt/Cr Bond, Cl 1(2)	Col VP Long Govt/Cr Bond, Cl 2	Col VP Mid Cap Gro, Cl 1(2)
Operations
Investment income (loss) — net	$1,006	$102,003	$358	$3,259	$—
Net realized gain (loss) on sales of investments	47	25,051	38	1,506	74
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	1,522	272,334	498	17,554	14,539
Net increase (decrease) in net assets resulting from operations	2,575	399,388	894	22,319	14,613

Contract transactions
Contract purchase payments	7,991	629,249	8,219	20,156	73,274
Net transfers(1)	97,958	2,530,746	19,066	(23,163)	159,302
Transfers for policy loans	—	(13,053)	—	(137)	—
Policy charges	(1,917)	(255,703)	(2,178)	(5,050)	(7,101)
Contract terminations:
Surrender benefits	(77)	(570,806)	(81)	—	(21)
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	103,955	2,320,433	25,026	(8,194)	225,454
Net assets at beginning of year	—	4,658,455	—	126,366	—
Net assets at end of year	$106,530	$7,378,276	$25,920	$140,491	$240,067

Accumulation unit activity
Units outstanding at beginning of year	—	4,748,113	—	111,817	—
Contract purchase payments	7,585	609,080	7,315	16,135	66,060
Net transfers(1)	94,648	2,493,402	16,771	(19,722)	146,829
Transfers for policy loans	—	(12,145)	—	(114)	—
Policy charges	(1,820)	(252,447)	(1,889)	(4,018)	(6,468)
Contract terminations:
Surrender benefits	—	(560,635)	—	—	—
Death benefits	—	—	—	—	—
Units outstanding at end of year	100,413	7,025,368	22,197	104,098	206,421

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

(2)	For the period February 25, 2019 (commencement of operations) to December 31, 2019.

See accompanying notes to financial statements.

110	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Changes in Net Assets

Year ended December 31, 2019 (continued)	Col VP Mid Cap Gro, Cl 2	Col VP Mid Cap Gro, Cl 3	Col VP Overseas Core, Cl 1(2)	Col VP Overseas Core, Cl 2	Col VP Overseas Core, Cl 3
Operations
Investment income (loss) — net	$—	$(88,538)	$304	$27,550	$728,328
Net realized gain (loss) on sales of investments	59,293	1,040,590	(127)	(17,083)	1,280,223
Distributions from capital gains	—	—	285	224,604	8,438,295
Net change in unrealized appreciation or depreciation of investments	383,476	4,003,092	3,187	86,729	2,391,835
Net increase (decrease) in net assets resulting from operations	442,769	4,955,144	3,649	321,800	12,838,681

Contract transactions
Contract purchase payments	197,373	610,165	23,400	210,066	2,880,641
Net transfers(1)	(88,928)	(638,683)	55,487	25,985	(1,986,526)
Transfers for policy loans	(3,719)	(102,188)	—	856	(33,704)
Policy charges	(67,089)	(480,282)	(2,661)	(50,663)	(3,172,367)
Contract terminations:
Surrender benefits	(97,381)	(891,335)	(75)	(36,036)	(3,544,606)
Death benefits	—	—	—	—	(17,273)
Increase (decrease) from contract transactions	(59,744)	(1,502,323)	76,151	150,208	(5,873,835)
Net assets at beginning of year	1,310,571	14,820,451	—	1,209,038	54,999,562
Net assets at end of year	$1,693,596	$18,273,272	$79,800	$1,681,046	$61,964,408

Accumulation unit activity
Units outstanding at beginning of year	741,326	5,128,844	—	955,807	44,069,213
Contract purchase payments	91,848	174,719	21,860	146,854	2,080,016
Net transfers(1)	(44,394)	(176,684)	51,823	19,984	(1,442,426)
Transfers for policy loans	(1,769)	(30,114)	—	458	(13,467)
Policy charges	(31,261)	(138,450)	(2,548)	(35,291)	(2,381,956)
Contract terminations:
Surrender benefits	(45,228)	(282,991)	—	(25,890)	(2,554,265)
Death benefits	—	—	—	—	(14,362)
Units outstanding at end of year	710,522	4,675,324	71,135	1,061,922	39,742,753

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

(2)	For the period February 25, 2019 (commencement of operations) to December 31, 2019.

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	111

Statement of Changes in Net Assets

Year ended December 31, 2019 (continued)	Col VP Select Lg Cap Val, Cl 1(2)	Col VP Select Lg Cap Val, Cl 2	Col VP Select Lg Cap Val, Cl 3	Col VP Select Mid Cap Val, Cl 1(2)	Col VP Select Mid Cap Val, Cl 2
Operations
Investment income (loss) — net	$—	$—	$(91,819)	$—	$—
Net realized gain (loss) on sales of investments	7	48,458	707,116	303	24,825
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	8,298	335,106	3,218,308	5,968	520,854
Net increase (decrease) in net assets resulting from operations	8,305	383,564	3,833,605	6,271	545,679

Contract transactions
Contract purchase payments	10,705	288,173	467,749	8,394	290,340
Net transfers(1)	82,036	6,610	770,235	75,328	93,184
Transfers for policy loans	—	(66,430)	(208,289)	—	8,836
Policy charges	(2,864)	(60,090)	(348,979)	(5,926)	(86,459)
Contract terminations:
Surrender benefits	(20)	(41,662)	(1,119,342)	(20)	(26,582)
Death benefits	—	—	(1,329)	—	—
Increase (decrease) from contract transactions	89,857	126,601	(439,955)	77,776	279,319
Net assets at beginning of year	—	1,371,247	15,014,993	—	1,644,892
Net assets at end of year	$98,162	$1,881,412	$18,408,643	$84,047	$2,469,890

Accumulation unit activity
Units outstanding at beginning of year	—	697,175	5,821,321	—	942,048
Contract purchase payments	10,161	129,102	161,346	7,907	140,406
Net transfers(1)	79,972	4,931	246,274	72,537	46,221
Transfers for policy loans	—	(29,200)	(62,564)	—	3,771
Policy charges	(2,751)	(26,860)	(119,024)	(5,635)	(41,691)
Contract terminations:
Surrender benefits	—	(18,534)	(395,486)	—	(12,976)
Death benefits	—	—	(539)	—	—
Units outstanding at end of year	87,382	756,614	5,651,328	74,809	1,077,779

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

(2)	For the period February 25, 2019 (commencement of operations) to December 31, 2019.

See accompanying notes to financial statements.

112	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Changes in Net Assets

Year ended December 31, 2019 (continued)	Col VP Select Mid Cap Val, Cl 3	Col VP Select Sm Cap Val, Cl 1(2)	Col VP Select Sm Cap Val, Cl 2	Col VP Select Sm Cap Val, Cl 3	Col VP Strategic Inc, Cl 1(2)
Operations
Investment income (loss) — net	$(74,124)	$—	$—	$(81,686)	$6,148
Net realized gain (loss) on sales of investments	601,636	(18)	5,034	690,182	2
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	3,218,740	4,110	168,719	1,793,727	4,137
Net increase (decrease) in net assets resulting from operations	3,746,252	4,092	173,753	2,402,223	10,287

Contract transactions
Contract purchase payments	663,294	26,658	170,092	559,259	95,631
Net transfers(1)	(482,947)	65,495	15,052	(387,819)	338,582
Transfers for policy loans	29,523	—	(1,431)	(100,830)	—
Policy charges	(289,391)	(3,435)	(44,740)	(431,236)	(12,830)
Contract terminations:
Surrender benefits	(628,148)	(19)	(17,329)	(914,698)	(77)
Death benefits	(7,366)	—	—	(38,304)	—
Increase (decrease) from contract transactions	(715,035)	88,699	121,644	(1,313,628)	421,306
Net assets at beginning of year	12,349,472	—	953,304	14,493,786	—
Net assets at end of year	$15,380,689	$92,791	$1,248,701	$15,582,381	$431,593

Accumulation unit activity
Units outstanding at beginning of year	5,112,784	—	526,855	4,964,570	—
Contract purchase payments	228,769	27,486	84,216	171,365	91,124
Net transfers(1)	(186,720)	67,902	7,888	(106,238)	324,758
Transfers for policy loans	18,428	—	(747)	(30,236)	—
Policy charges	(101,737)	(3,560)	(22,088)	(130,202)	(12,214)
Contract terminations:
Surrender benefits	(208,460)	—	(8,511)	(294,607)	—
Death benefits	(3,203)	—	—	(13,401)	—
Units outstanding at end of year	4,859,861	91,828	587,613	4,561,251	403,668

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

(2)	For the period February 25, 2019 (commencement of operations) to December 31, 2019.

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	113

Statement of Changes in Net Assets

Year ended December 31, 2019 (continued)	Col VP Strategic Inc, Cl 2	Col VP US Govt Mtge, Cl 1(2)	Col VP US Govt Mtge, Cl 2	Col VP US Govt Mtge, Cl 3	CS Commodity Return
Operations
Investment income (loss) — net	$65,317	$44	$6,267	$440,398	$18,657
Net realized gain (loss) on sales of investments	(4,426)	1	138	45,527	(470,719)
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	108,335	115	9,284	720,569	755,190
Net increase (decrease) in net assets resulting from operations	169,226	160	15,689	1,206,494	303,128

Contract transactions
Contract purchase payments	220,351	7,256	32,931	1,097,697	273,394
Net transfers(1)	604,917	10,272	169,740	821,903	55,037
Transfers for policy loans	97	—	2,130	13,655	10,891
Policy charges	(138,021)	(425)	(13,895)	(1,138,753)	(150,821)
Contract terminations:
Surrender benefits	(11,710)	(79)	(2,676)	(1,394,826)	(247,847)
Death benefits	—	—	—	(20,031)	—
Increase (decrease) from contract transactions	675,634	17,024	188,230	(620,355)	(59,346)
Net assets at beginning of year	1,455,260	—	209,573	20,212,486	5,065,346
Net assets at end of year	$2,300,120	$17,184	$413,492	$20,798,625	$5,309,128

Accumulation unit activity
Units outstanding at beginning of year	1,207,751	—	185,830	16,362,699	8,774,108
Contract purchase payments	172,159	6,831	28,255	840,882	465,367
Net transfers(1)	468,880	9,831	142,498	675,186	(57,109)
Transfers for policy loans	75	—	1,782	8,103	15,906
Policy charges	(107,579)	(405)	(11,840)	(862,707)	(253,059)
Contract terminations:
Surrender benefits	(9,331)	—	(2,250)	(1,088,848)	(412,187)
Death benefits	—	—	—	(13,666)	—
Units outstanding at end of year	1,731,955	16,257	344,275	15,921,649	8,533,026

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

(2)	For the period February 25, 2019 (commencement of operations) to December 31, 2019.

See accompanying notes to financial statements.

114	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Changes in Net Assets

Year ended December 31, 2019 (continued)	CTIVP AC Div Bond, Cl 1(2)	CTIVP AC Div Bond, Cl 2	CTIVP BR Gl Infl Prot Sec, Cl 1(2)	CTIVP BR Gl Infl Prot Sec, Cl 2	CTIVP BR Gl Infl Prot Sec, Cl 3
Operations
Investment income (loss) — net	$176	$12,871	$35	$17,674	$280,695
Net realized gain (loss) on sales of investments	33	(230)	1	421	(238,216)
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	277	6,615	(46)	21,636	705,175
Net increase (decrease) in net assets resulting from operations	486	19,256	(10)	39,731	747,654

Contract transactions
Contract purchase payments	38,280	30,274	1,655	78,080	464,980
Net transfers(1)	44,573	26,005	7,331	54,056	142,607
Transfers for policy loans	—	44	—	(21,976)	(209,433)
Policy charges	(3,717)	(9,933)	(80)	(19,737)	(285,646)
Contract terminations:
Surrender benefits	(81)	1	(81)	(1,995)	(699,487)
Death benefits	—	—	—	—	(6,111)
Increase (decrease) from contract transactions	79,055	46,391	8,825	88,428	(593,090)
Net assets at beginning of year	—	205,729	—	495,533	10,626,909
Net assets at end of year	$79,541	$271,376	$8,815	$623,692	$10,781,473

Accumulation unit activity
Units outstanding at beginning of year	—	186,305	—	440,712	7,886,126
Contract purchase payments	35,933	25,809	1,481	65,387	329,031
Net transfers(1)	41,693	20,952	6,915	45,643	126,879
Transfers for policy loans	—	41	—	(18,087)	(145,758)
Policy charges	(3,503)	(8,470)	(76)	(16,592)	(200,925)
Contract terminations:
Surrender benefits	—	1	—	(1,688)	(493,803)
Death benefits	—	—	—	—	(4,134)
Units outstanding at end of year	74,123	224,638	8,320	515,375	7,497,416

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

(2)	For the period February 25, 2019 (commencement of operations) to December 31, 2019.

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	115

Statement of Changes in Net Assets

Year ended December 31, 2019 (continued)	CTIVP CenterSquare Real Est, Cl 1(2)	CTIVP CenterSquare Real Est, Cl 2	CTIVP Lazard Intl Eq Adv, Cl 1(2)	CTIVP Lazard Intl Eq Adv, Cl 2	CTIVP Loomis Sayles Gro, Cl 1(2)
Operations
Investment income (loss) — net	$827	$34,950	$2,156	$54,575	$—
Net realized gain (loss) on sales of investments	205	(431)	48	(12,047)	2
Distributions from capital gains	—	—	346	10,190	—
Net change in unrealized appreciation or depreciation of investments	4,494	421,999	14,400	261,976	14,841
Net increase (decrease) in net assets resulting from operations	5,526	456,518	16,950	314,694	14,843

Contract transactions
Contract purchase payments	69,388	363,539	72,297	382,746	54,206
Net transfers(1)	164,297	303,381	197,778	113,845	121,069
Transfers for policy loans	—	(4,234)	—	2,357	—
Policy charges	(16,700)	(87,302)	(7,152)	(59,232)	(8,050)
Contract terminations:
Surrender benefits	(79)	(50,921)	(74)	(80,603)	(21)
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	216,906	524,463	262,849	359,113	167,204
Net assets at beginning of year	—	1,666,722	—	1,739,756	—
Net assets at end of year	$222,432	$2,647,703	$279,799	$2,413,563	$182,047

Accumulation unit activity
Units outstanding at beginning of year	—	1,266,499	—	1,633,687	—
Contract purchase payments	64,895	234,693	70,794	330,155	50,101
Net transfers(1)	150,413	185,371	198,038	98,999	112,304
Transfers for policy loans	—	(3,617)	—	1,825	—
Policy charges	(15,368)	(55,822)	(7,088)	(50,927)	(7,309)
Contract terminations:
Surrender benefits	—	(32,446)	—	(69,673)	—
Death benefits	—	—	—	—	—
Units outstanding at end of year	199,940	1,594,678	261,744	1,944,066	155,096

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

(2)	For the period February 25, 2019 (commencement of operations) to December 31, 2019.

See accompanying notes to financial statements.

116	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Changes in Net Assets

Year ended December 31, 2019 (continued)	CTIVP Loomis Sayles Gro, Cl 2	CTIVP LA Capital Lg Cap Gro, Cl 1(2)	CTIVP LA Capital Lg Cap Gro, Cl 2	CTIVP MFS Val, Cl 1(2)	CTIVP MFS Val, Cl 2
Operations
Investment income (loss) — net	$—	$—	$—	$—	$—
Net realized gain (loss) on sales of investments	26,600	58	11,304	2,065	15,936
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	328,177	3,844	93,071	37,996	656,751
Net increase (decrease) in net assets resulting from operations	354,777	3,902	104,375	40,061	672,687

Contract transactions
Contract purchase payments	280,593	5,239	77,200	117,539	477,763
Net transfers(1)	69,464	38,694	(3,418)	422,006	458,105
Transfers for policy loans	(2,764)	—	(202)	—	(12,504)
Policy charges	(61,215)	(2,545)	(14,711)	(18,395)	(95,719)
Contract terminations:
Surrender benefits	(6,216)	(22)	(3,208)	(21)	(18,611)
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	279,862	41,366	55,661	521,129	809,034
Net assets at beginning of year	1,022,510	—	300,377	—	2,013,964
Net assets at end of year	$1,657,149	$45,268	$460,413	$561,190	$3,495,685

Accumulation unit activity
Units outstanding at beginning of year	468,733	—	149,663	—	1,101,770
Contract purchase payments	108,818	4,728	32,876	108,074	223,001
Net transfers(1)	27,474	35,838	(1,417)	392,946	211,075
Transfers for policy loans	(1,054)	—	(63)	—	(5,909)
Policy charges	(23,648)	(2,313)	(6,214)	(16,995)	(44,840)
Contract terminations:
Surrender benefits	(2,332)	—	(1,426)	—	(8,493)
Death benefits	—	—	—	—	—
Units outstanding at end of year	577,991	38,253	173,419	484,025	1,476,604

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

(2)	For the period February 25, 2019 (commencement of operations) to December 31, 2019.

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	117

Statement of Changes in Net Assets

Year ended December 31, 2019 (continued)	CTIVP MS Adv, Cl 1(2)	CTIVP MS Adv, Cl 2	CTIVP T Rowe Price LgCap Val, Cl 1(2)	CTIVP T Rowe Price LgCap Val, Cl 2	CTIVP TCW Core Plus Bond, Cl 1(2)
Operations
Investment income (loss) — net	$—	$—	$—	$—	$416
Net realized gain (loss) on sales of investments	100	41,553	359	13,727	93
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	5,260	237,433	20,872	185,237	553
Net increase (decrease) in net assets resulting from operations	5,360	278,986	21,231	198,964	1,062

Contract transactions
Contract purchase payments	126,260	159,208	103,364	140,783	10,843
Net transfers(1)	225,622	432,212	176,147	79,374	126,459
Transfers for policy loans	—	(60,513)	(987)	(1,147)	—
Policy charges	(21,208)	(29,799)	(10,977)	(39,073)	(1,668)
Contract terminations:
Surrender benefits	(22)	(15,172)	(20)	(12,387)	(78)
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	330,652	485,936	267,527	167,550	135,556
Net assets at beginning of year	—	1,026,174	—	664,049	—
Net assets at end of year	$336,012	$1,791,096	$288,758	$1,030,563	$136,618

Accumulation unit activity
Units outstanding at beginning of year	—	490,768	—	424,325	—
Contract purchase payments	115,747	62,260	97,854	79,058	10,177
Net transfers(1)	205,340	163,822	165,910	47,701	118,534
Transfers for policy loans	—	(23,585)	(965)	(604)	—
Policy charges	(19,457)	(11,734)	(10,204)	(21,787)	(1,572)
Contract terminations:
Surrender benefits	—	(6,336)	—	(6,972)	—
Death benefits	—	—	—	—	—
Units outstanding at end of year	301,630	675,195	252,595	521,721	127,139

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

(2)	For the period February 25, 2019 (commencement of operations) to December 31, 2019.

See accompanying notes to financial statements.

118	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Changes in Net Assets

Year ended December 31, 2019 (continued)	CTIVP TCW Core Plus Bond, Cl 2	CTIVP Vty Sycamore Estb Val, Cl 1(2)	CTIVP Vty Sycamore Estb Val, Cl 2	CTIVP Vty Sycamore Estb Val, Cl 3	CTIVP WF Short Duration Govt, Cl 1(2)
Operations
Investment income (loss) — net	$1,897	$—	$—	$(122,417)	$317
Net realized gain (loss) on sales of investments	412	93	43,433	651,725	20
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	3,525	22,343	889,622	4,838,032	265
Net increase (decrease) in net assets resulting from operations	5,834	22,436	933,055	5,367,340	602

Contract transactions
Contract purchase payments	15,008	110,546	697,774	829,649	34,831
Net transfers(1)	83,471	217,924	417,688	1,786,205	87,159
Transfers for policy loans	(1,408)	—	(119,283)	(165,549)	—
Policy charges	(4,624)	(19,301)	(143,852)	(393,749)	(10,306)
Contract terminations:
Surrender benefits	(421)	(20)	(65,668)	(1,338,173)	(76)
Death benefits	—	—	—	(1,210)	—
Increase (decrease) from contract transactions	92,026	309,149	786,659	717,173	111,608
Net assets at beginning of year	71,729	—	3,022,761	19,277,327	—
Net assets at end of year	$169,589	$331,585	$4,742,475	$25,361,840	$112,210

Accumulation unit activity
Units outstanding at beginning of year	66,611	—	1,528,201	6,879,034	—
Contract purchase payments	13,300	103,380	302,987	256,242	34,283
Net transfers(1)	70,825	208,354	184,435	586,983	84,655
Transfers for policy loans	(1,221)	—	(49,670)	(42,840)	—
Policy charges	(4,086)	(18,168)	(62,319)	(125,552)	(10,059)
Contract terminations:
Surrender benefits	(386)	—	(28,232)	(442,011)	—
Death benefits	—	—	—	(337)	—
Units outstanding at end of year	145,043	293,566	1,875,402	7,111,519	108,879

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

(2)	For the period February 25, 2019 (commencement of operations) to December 31, 2019.

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	119

Statement of Changes in Net Assets

Year ended December 31, 2019 (continued)	CTIVP WF Short Duration Govt, Cl 2	CTIVP Westfield Mid Cap Gro, Cl 1(2)	CTIVP Westfield Mid Cap Gro, Cl 2	DWS Alt Asset Alloc VIP, Cl A(2)	DWS Alt Asset Alloc VIP, Cl B
Operations
Investment income (loss) — net	$1,178	$—	$—	$3	$45,904
Net realized gain (loss) on sales of investments	276	90	15,689	13	(4,295)
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	3,197	7,951	406,062	693	156,842
Net increase (decrease) in net assets resulting from operations	4,651	8,041	421,751	709	198,451

Contract transactions
Contract purchase payments	16,014	28,275	156,336	1,150	140,076
Net transfers(1)	(3,116)	61,063	61,336	20,415	175,124
Transfers for policy loans	196	—	(12,548)	—	(10,092)
Policy charges	(5,698)	(3,612)	(40,890)	(591)	(31,470)
Contract terminations:
Surrender benefits	—	(21)	(10,925)	(78)	(46,353)
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	7,396	85,705	153,309	20,896	227,285
Net assets at beginning of year	135,464	—	966,213	—	1,367,848
Net assets at end of year	$147,511	$93,746	$1,541,273	$21,605	$1,793,584

Accumulation unit activity
Units outstanding at beginning of year	131,848	—	573,260	—	1,457,599
Contract purchase payments	15,291	25,916	74,381	1,022	131,244
Net transfers(1)	(2,929)	55,006	28,065	19,719	171,243
Transfers for policy loans	169	—	(6,012)	—	(10,090)
Policy charges	(5,439)	(3,227)	(19,539)	(565)	(30,255)
Contract terminations:
Surrender benefits	—	—	(5,260)	—	(45,918)
Death benefits	—	—	—	—	—
Units outstanding at end of year	138,940	77,695	644,895	20,176	1,673,823

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

(2)	For the period February 25, 2019 (commencement of operations) to December 31, 2019.

See accompanying notes to financial statements.

120	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Changes in Net Assets

Year ended December 31, 2019 (continued)	EV VT Floating-Rate Inc, Init Cl	Fid VIP Contrafund, Init Cl(2)	Fid VIP Contrafund, Serv Cl 2	Fid VIP Gro & Inc, Serv Cl	Fid VIP Gro & Inc, Serv Cl 2
Operations
Investment income (loss) — net	$893,199	$2,544	$(259,281)	$1,433,206	$952,399
Net realized gain (loss) on sales of investments	(141,404)	434	1,457,392	1,380,277	188,136
Distributions from capital gains	—	—	11,186,437	4,167,364	2,717,815
Net change in unrealized appreciation or depreciation of investments	769,698	62,476	13,091,069	5,364,052	4,158,986
Net increase (decrease) in net assets resulting from operations	1,521,493	65,454	25,475,617	12,344,899	8,017,336

Contract transactions
Contract purchase payments	741,485	227,366	4,333,871	1,232,747	1,261,493
Net transfers(1)	(5,443,772)	534,471	(4,570,427)	(1,988,208)	(1,108,468)
Transfers for policy loans	(187,948)	—	(532,387)	(133,297)	(220,543)
Policy charges	(576,202)	(32,157)	(2,289,795)	(1,461,622)	(774,149)
Contract terminations:
Surrender benefits	(1,759,182)	(128)	(4,737,276)	(2,827,125)	(1,552,264)
Death benefits	—	—	(75,667)	(54,628)	—
Increase (decrease) from contract transactions	(7,225,619)	729,552	(7,871,681)	(5,232,133)	(2,393,931)
Net assets at beginning of year	25,442,366	—	85,803,726	44,317,228	28,518,218
Net assets at end of year	$19,738,240	$795,006	$103,407,662	$51,429,994	$34,141,623

Accumulation unit activity
Units outstanding at beginning of year	16,691,829	—	36,231,834	15,576,864	16,624,089
Contract purchase payments	466,318	210,282	1,701,312	378,363	638,389
Net transfers(1)	(3,411,069)	500,373	(1,808,632)	(631,779)	(519,549)
Transfers for policy loans	(116,316)	—	(192,401)	(42,155)	(109,686)
Policy charges	(371,131)	(29,491)	(856,545)	(464,513)	(389,554)
Contract terminations:
Surrender benefits	(1,143,564)	—	(1,657,449)	(853,046)	(782,293)
Death benefits	—	—	(36,173)	(14,569)	—
Units outstanding at end of year	12,116,067	681,164	33,381,946	13,949,165	15,461,396

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

(2)	For the period February 25, 2019 (commencement of operations) to December 31, 2019.

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	121

Statement of Changes in Net Assets

Year ended December 31, 2019 (continued)	Fid VIP Mid Cap, Init Cl(2)	Fid VIP Mid Cap, Serv Cl	Fid VIP Mid Cap, Serv Cl 2	Fid VIP Overseas, Serv Cl	Fid VIP Overseas, Serv Cl 2
Operations
Investment income (loss) — net	$3,953	$188,841	$203,860	$187,523	$167,538
Net realized gain (loss) on sales of investments	1,146	183,684	(753,208)	395,773	108,492
Distributions from capital gains	—	10,234,119	8,448,960	629,948	537,135
Net change in unrealized appreciation or depreciation of investments	32,113	7,925,843	7,285,965	2,924,566	2,727,565
Net increase (decrease) in net assets resulting from operations	37,212	18,532,487	15,185,577	4,137,810	3,540,730

Contract transactions
Contract purchase payments	104,798	2,444,334	3,849,805	619,011	708,595
Net transfers(1)	502,265	(4,820,678)	(2,549,948)	(259,539)	(116,720)
Transfers for policy loans	—	(382,242)	(554,420)	18,303	51,019
Policy charges	(17,568)	(2,903,359)	(1,822,144)	(585,622)	(346,788)
Contract terminations:
Surrender benefits	(123)	(5,005,292)	(3,835,973)	(1,183,511)	(801,281)
Death benefits	—	(150,204)	(12,445)	(4,211)	—
Increase (decrease) from contract transactions	589,372	(10,817,441)	(4,925,125)	(1,395,569)	(505,175)
Net assets at beginning of year	—	85,378,214	68,599,578	15,918,717	13,326,579
Net assets at end of year	$626,584	$93,093,260	$78,860,030	$18,660,958	$16,362,134

Accumulation unit activity
Units outstanding at beginning of year	—	25,731,280	41,372,189	8,964,017	9,946,593
Contract purchase payments	104,372	644,670	2,018,931	305,715	464,746
Net transfers(1)	500,041	(1,250,026)	(943,429)	(113,764)	(16,708)
Transfers for policy loans	—	(110,984)	(281,010)	13,603	32,814
Policy charges	(17,443)	(742,743)	(964,974)	(302,956)	(226,427)
Contract terminations:
Surrender benefits	—	(1,314,748)	(2,050,765)	(601,397)	(522,303)
Death benefits	—	(38,954)	(6,982)	(3,006)	—
Units outstanding at end of year	586,970	22,918,495	39,143,960	8,262,212	9,678,715

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

(2)	For the period February 25, 2019 (commencement of operations) to December 31, 2019.

See accompanying notes to financial statements.

122	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Changes in Net Assets

Year ended December 31, 2019 (continued)	Fid VIP Strategic Inc, Init Cl(2)	Fid VIP Strategic Inc, Serv Cl 2	Frank Global Real Est, Cl 2	Frank Inc, Cl 1(2)	Frank Inc, Cl 2
Operations
Investment income (loss) — net	$5,786	$47,597	$957,631	$919	$294,487
Net realized gain (loss) on sales of investments	127	2,079	327,766	(23)	688
Distributions from capital gains	1,277	11,269	923,883	264	97,592
Net change in unrealized appreciation or depreciation of investments	(3,753)	71,381	6,381,355	1,915	451,257
Net increase (decrease) in net assets resulting from operations	3,437	132,326	8,590,635	3,075	844,024

Contract transactions
Contract purchase payments	22,785	350,021	1,943,983	28,546	365,370
Net transfers(1)	166,019	131,539	(720,808)	57,029	1,657,469
Transfers for policy loans	—	(130,856)	(267,380)	—	(87,757)
Policy charges	(4,663)	(61,534)	(1,346,719)	(3,859)	(160,566)
Contract terminations:
Surrender benefits	(77)	(14,117)	(2,302,373)	(75)	(196,793)
Death benefits	—	—	(80,856)	—	—
Increase (decrease) from contract transactions	184,064	275,053	(2,774,153)	81,641	1,577,723
Net assets at beginning of year	—	1,163,810	40,249,224	—	4,896,278
Net assets at end of year	$187,501	$1,571,189	$46,065,706	$84,716	$7,318,025

Accumulation unit activity
Units outstanding at beginning of year	—	1,004,392	19,285,200	—	4,571,720
Contract purchase payments	21,758	282,932	825,988	27,508	298,135
Net transfers(1)	158,848	102,868	(148,464)	54,849	1,422,838
Transfers for policy loans	—	(103,640)	(116,913)	—	(75,402)
Policy charges	(4,444)	(49,686)	(540,941)	(3,724)	(135,490)
Contract terminations:
Surrender benefits	—	(11,493)	(955,306)	—	(173,023)
Death benefits	—	—	(30,360)	—	—
Units outstanding at end of year	176,162	1,225,373	18,319,204	78,633	5,908,778

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

(2)	For the period February 25, 2019 (commencement of operations) to December 31, 2019.

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	123

Statement of Changes in Net Assets

Year ended December 31, 2019 (continued)	Frank Mutual Shares, Cl 1(2)	Frank Mutual Shares, Cl 2	Frank Sm Cap Val, Cl 1(2)	Frank Sm Cap Val, Cl 2	GS VIT Mid Cap Val, Inst
Operations
Investment income (loss) — net	$224	$252,373	$953	$212,388	$216,931
Net realized gain (loss) on sales of investments	(7)	(86,675)	(549)	(660,569)	(44,476)
Distributions from capital gains	1,037	1,787,057	11,969	6,141,344	2,986,940
Net change in unrealized appreciation or depreciation of investments	(188)	1,653,914	11,440	2,620,052	18,148,125
Net increase (decrease) in net assets resulting from operations	1,066	3,606,669	23,813	8,313,215	21,307,520

Contract transactions
Contract purchase payments	370	907,384	134,857	1,678,297	2,791,682
Net transfers(1)	13,270	(731,199)	178,347	(246,685)	(3,876,438)
Transfers for policy loans	—	(58,302)	—	(212,977)	(495,377)
Policy charges	(311)	(530,740)	(17,268)	(1,025,544)	(2,410,307)
Contract terminations:
Surrender benefits	(75)	(912,769)	(71)	(2,082,931)	(4,455,738)
Death benefits	—	—	—	(2,522)	(38,648)
Increase (decrease) from contract transactions	13,254	(1,325,626)	295,865	(1,892,362)	(8,484,826)
Net assets at beginning of year	—	16,907,749	—	33,119,745	72,093,103
Net assets at end of year	$14,320	$19,188,792	$319,678	$39,540,598	$84,915,797

Accumulation unit activity
Units outstanding at beginning of year	—	8,268,925	—	11,878,246	26,053,373
Contract purchase payments	278	413,313	131,537	597,177	861,007
Net transfers(1)	12,896	(315,288)	176,665	43,271	(1,101,496)
Transfers for policy loans	—	(30,654)	—	(66,871)	(167,817)
Policy charges	(294)	(235,816)	(17,055)	(317,726)	(702,337)
Contract terminations:
Surrender benefits	—	(386,098)	—	(671,697)	(1,398,031)
Death benefits	—	—	—	(543)	(8,925)
Units outstanding at end of year	12,880	7,714,382	291,147	11,461,857	23,535,774

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

(2)	For the period February 25, 2019 (commencement of operations) to December 31, 2019.

See accompanying notes to financial statements.

124	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Changes in Net Assets

Year ended December 31, 2019 (continued)	GS VIT Multi-Strategy Alt, Advisor	GS VIT Sm Cap Eq Insights, Inst	GS VIT U.S. Eq Insights, Inst	Invesco Opp VI Global, Ser I(2)	Invesco Opp VI Global, Ser II
Operations
Investment income (loss) — net	$25,998	$(5,711)	$351,754	$576	$35,977
Net realized gain (loss) on sales of investments	(5,169)	(46,468)	576,323	(1,221)	84,132
Distributions from capital gains	—	135,718	1,751,250	9,099	3,302,826
Net change in unrealized appreciation or depreciation of investments	70,423	1,249,984	7,880,060	7,168	2,592,020
Net increase (decrease) in net assets resulting from operations	91,252	1,333,523	10,559,387	15,622	6,014,955

Contract transactions
Contract purchase payments	78,245	184,808	1,390,129	34,933	1,065,936
Net transfers(1)	6,370	38,010	(2,186,978)	135,687	(1,182,004)
Transfers for policy loans	(5,506)	(81,129)	(238,028)	—	(272,199)
Policy charges	(21,153)	(186,170)	(1,211,525)	(6,834)	(477,138)
Contract terminations:
Surrender benefits	(15,731)	(300,349)	(2,889,672)	(174)	(1,487,482)
Death benefits	—	—	(63,636)	—	(32,254)
Increase (decrease) from contract transactions	42,225	(344,830)	(5,199,710)	163,612	(2,385,141)
Net assets at beginning of year	1,109,274	5,660,108	44,897,344	—	20,339,982
Net assets at end of year	$1,242,751	$6,648,801	$50,257,021	$179,234	$23,969,796

Accumulation unit activity
Units outstanding at beginning of year	1,249,566	1,665,132	16,023,548	—	8,951,747
Contract purchase payments	83,261	47,228	430,730	32,865	423,534
Net transfers(1)	6,013	2,188	(721,042)	128,799	(420,138)
Transfers for policy loans	(5,755)	(20,397)	(73,232)	—	(107,984)
Policy charges	(22,477)	(48,616)	(384,832)	(6,378)	(184,723)
Contract terminations:
Surrender benefits	(17,072)	(79,650)	(969,097)	—	(507,273)
Death benefits	—	—	(16,606)	—	(13,803)
Units outstanding at end of year	1,293,536	1,565,885	14,289,469	155,286	8,141,360

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

(2)	For the period February 25, 2019 (commencement of operations) to December 31, 2019.

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	125

Statement of Changes in Net Assets

Year ended December 31, 2019 (continued)	Inves Opp VI Gbl Strat Inc, Ser I(2)	Inves Opp VI Gbl Strat Inc, Ser II	Inves Opp VI Mn St Sm Cap, Ser I(2)	Inves Opp VI Mn St Sm Cap, Ser II	Invesco VI Am Fran, Ser I
Operations
Investment income (loss) — net	$285	$1,086,012	$172	$(99,861)	$(68,536)
Net realized gain (loss) on sales of investments	—	(328,354)	(699)	(228,038)	395,331
Distributions from capital gains	—	—	7,940	2,200,070	1,772,084
Net change in unrealized appreciation or depreciation of investments	477	2,832,484	14,378	3,312,648	1,617,174
Net increase (decrease) in net assets resulting from operations	762	3,590,142	21,791	5,184,819	3,716,053

Contract transactions
Contract purchase payments	8,089	1,473,575	45,651	1,219,779	344,740
Net transfers(1)	16,182	(273,752)	221,015	(806,236)	(173,801)
Transfers for policy loans	—	(344,395)	—	(261,589)	(37,649)
Policy charges	(1,337)	(1,219,728)	(8,707)	(505,694)	(356,283)
Contract terminations:
Surrender benefits	(76)	(2,017,269)	(96)	(963,372)	(529,325)
Death benefits	—	(5,088)	—	—	(16)
Increase (decrease) from contract transactions	22,858	(2,386,657)	257,863	(1,317,112)	(752,334)
Net assets at beginning of year	—	36,997,020	—	20,534,027	10,569,351
Net assets at end of year	$23,620	$38,200,505	$279,654	$24,401,734	$13,533,070

Accumulation unit activity
Units outstanding at beginning of year	—	25,781,703	—	8,092,935	5,616,448
Contract purchase payments	7,759	975,975	45,918	478,340	151,852
Net transfers(1)	15,806	(158,626)	222,709	(251,576)	(74,688)
Transfers for policy loans	—	(229,928)	—	(96,311)	(16,270)
Policy charges	(1,288)	(795,771)	(8,724)	(182,196)	(158,234)
Contract terminations:
Surrender benefits	—	(1,318,794)	—	(327,515)	(233,920)
Death benefits	—	(3,258)	—	—	(8)
Units outstanding at end of year	22,277	24,251,301	259,903	7,713,677	5,285,180

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

(2)	For the period February 25, 2019 (commencement of operations) to December 31, 2019.

See accompanying notes to financial statements.

126	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Changes in Net Assets

Year ended December 31, 2019 (continued)	Invesco VI Am Fran, Ser II	Invesco VI Bal Risk Alloc, Ser I(2)	Invesco VI Bal Risk Alloc, Ser II	Invesco VI Comstock, Ser II	Invesco VI Core Eq, Ser I
Operations
Investment income (loss) — net	$(51,713)	$—	$(29,697)	$93,161	$230,260
Net realized gain (loss) on sales of investments	276,085	5	(76,369)	24,032	2,104,957
Distributions from capital gains	1,689,385	—	—	1,035,108	11,283,945
Net change in unrealized appreciation or depreciation of investments	1,610,725	2,087	945,138	582,737	10,365,308
Net increase (decrease) in net assets resulting from operations	3,524,482	2,092	839,072	1,735,038	23,984,470

Contract transactions
Contract purchase payments	458,776	1,573	405,419	296,558	3,818,124
Net transfers(1)	(833,664)	63,564	525,367	(603,442)	(2,555,839)
Transfers for policy loans	(204,397)	—	2,526	(117,152)	(285,870)
Policy charges	(289,897)	(888)	(177,299)	(186,233)	(4,959,258)
Contract terminations:
Surrender benefits	(827,527)	(78)	(306,550)	(280,226)	(5,751,151)
Death benefits	—	—	(1,268)	(1,188)	(68,127)
Increase (decrease) from contract transactions	(1,696,709)	64,171	448,195	(891,683)	(9,802,121)
Net assets at beginning of year	10,436,744	—	5,739,176	7,509,436	88,948,533
Net assets at end of year	$12,264,517	$66,263	$7,026,443	$8,352,791	$103,130,882

Accumulation unit activity
Units outstanding at beginning of year	5,533,018	—	5,305,952	3,320,766	32,738,608
Contract purchase payments	204,144	1,416	338,539	121,673	1,211,721
Net transfers(1)	(373,707)	60,837	440,676	(255,005)	(807,627)
Transfers for policy loans	(90,503)	—	889	(37,787)	(89,441)
Policy charges	(128,626)	(849)	(150,069)	(76,125)	(1,549,542)
Contract terminations:
Surrender benefits	(361,483)	—	(263,949)	(106,251)	(1,825,896)
Death benefits	—	—	(1,176)	(671)	(21,643)
Units outstanding at end of year	4,782,843	61,404	5,670,862	2,966,600	29,656,180

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

(2)	For the period February 25, 2019 (commencement of operations) to December 31, 2019.

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	127

Statement of Changes in Net Assets

Year ended December 31, 2019 (continued)	Invesco VI Div Divd, Ser I	Invesco VI Intl Gro, Ser II	Invesco VI Tech, Ser I	Ivy VIP Asset Strategy, Cl II	Janus Henderson VIT Bal, Inst(2)
Operations
Investment income (loss) — net	$448,355	$168,979	$(53,854)	$38,050	$8,474
Net realized gain (loss) on sales of investments	318,478	490,424	387,204	(20,976)	1,418
Distributions from capital gains	1,011,009	1,439,430	909,204	87,058	3,600
Net change in unrealized appreciation or depreciation of investments	2,336,039	3,261,457	1,922,728	278,006	40,269
Net increase (decrease) in net assets resulting from operations	4,113,881	5,360,290	3,165,282	382,138	53,761

Contract transactions
Contract purchase payments	635,074	803,038	366,672	146,352	101,071
Net transfers(1)	(543,579)	(592,110)	(395,297)	44,320	715,805
Transfers for policy loans	(136,037)	(176,931)	(146,896)	(54,781)	(6,008)
Policy charges	(390,859)	(452,252)	(274,583)	(47,281)	(23,509)
Contract terminations:
Surrender benefits	(786,613)	(1,266,703)	(519,225)	(22,536)	(155)
Death benefits	(3,979)	(440)	—	—	—
Increase (decrease) from contract transactions	(1,225,993)	(1,685,398)	(969,329)	66,074	787,204
Net assets at beginning of year	17,408,219	20,029,434	9,308,754	1,814,849	—
Net assets at end of year	$20,296,107	$23,704,326	$11,504,707	$2,263,061	$840,965

Accumulation unit activity
Units outstanding at beginning of year	9,647,120	12,623,610	3,088,971	1,865,371	—
Contract purchase payments	310,253	446,974	104,771	129,465	92,642
Net transfers(1)	(264,158)	(485,201)	(120,638)	43,959	668,950
Transfers for policy loans	(65,750)	(107,665)	(29,510)	(51,128)	(5,689)
Policy charges	(191,449)	(249,054)	(78,665)	(42,799)	(21,544)
Contract terminations:
Surrender benefits	(386,180)	(712,957)	(139,386)	(21,003)	—
Death benefits	(2,071)	(181)	—	—	—
Units outstanding at end of year	9,047,765	11,515,526	2,825,543	1,923,865	734,359

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

(2)	For the period February 25, 2019 (commencement of operations) to December 31, 2019.

See accompanying notes to financial statements.

128	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Changes in Net Assets

Year ended December 31, 2019 (continued)	Janus Henderson VIT Bal, Serv	Janus Henderson VIT Enter, Serv	Janus Henderson VIT Flex Bd, Inst(2)	Janus Henderson VIT Flex Bd, Serv	Janus Hend VIT Gbl Tech Innov, Srv
Operations
Investment income (loss) — net	$44,906	$(101,744)	$639	$14,180	$(157,912)
Net realized gain (loss) on sales of investments	9,678	900,625	125	1,396	1,339,570
Distributions from capital gains	65,676	1,276,443	—	—	2,169,643
Net change in unrealized appreciation or depreciation of investments	377,086	3,704,254	273	26,870	7,225,344
Net increase (decrease) in net assets resulting from operations	497,346	5,779,578	1,037	42,446	10,576,645

Contract transactions
Contract purchase payments	499,705	458,271	15,309	83,219	910,083
Net transfers(1)	800,178	617,271	15,463	20,087	681,568
Transfers for policy loans	(21,863)	(376,568)	—	(792)	(219,568)
Policy charges	(147,244)	(434,903)	(3,791)	(20,015)	(590,090)
Contract terminations:
Surrender benefits	(22,105)	(1,251,718)	(78)	(480)	(1,536,769)
Death benefits	—	(2,774)	—	—	(7,947)
Increase (decrease) from contract transactions	1,108,671	(990,421)	26,903	82,019	(762,723)
Net assets at beginning of year	1,568,476	16,817,581	—	422,493	24,345,462
Net assets at end of year	$3,174,493	$21,606,738	$27,940	$546,958	$34,159,384

Accumulation unit activity
Units outstanding at beginning of year	1,573,093	4,836,279	—	384,343	7,749,599
Contract purchase payments	448,335	106,733	14,699	72,043	261,600
Net transfers(1)	754,658	155,073	14,699	17,389	(180,916)
Transfers for policy loans	(20,645)	(96,189)	—	(689)	(65,534)
Policy charges	(131,380)	(108,486)	(3,563)	(17,355)	(153,087)
Contract terminations:
Surrender benefits	(20,189)	(264,568)	—	(403)	(388,051)
Death benefits	—	(1,289)	—	—	(3,706)
Units outstanding at end of year	2,603,872	4,627,553	25,835	455,328	7,219,905

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

(2)	For the period February 25, 2019 (commencement of operations) to December 31, 2019.

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	129

Statement of Changes in Net Assets

Year ended December 31, 2019 (continued)	Janus Henderson VIT Overseas, Serv	Janus Henderson VIT Res, Inst(2)	Janus Henderson VIT Res, Serv	Lazard Ret Global Dyn MA, Inv(2)	Lazard Ret Global Dyn MA, Serv
Operations
Investment income (loss) — net	$433,938	$282	$(19,888)	$4	$(14,144)
Net realized gain (loss) on sales of investments	(952,382)	(9)	415,228	5	12,106
Distributions from capital gains	—	1,666	1,284,609	11	4,243
Net change in unrealized appreciation or depreciation of investments	8,163,423	10,039	1,763,655	1,619	464,857
Net increase (decrease) in net assets resulting from operations	7,644,979	11,978	3,443,604	1,639	467,062

Contract transactions
Contract purchase payments	1,585,668	30,977	407,766	3,843	169,983
Net transfers(1)	(1,165,563)	95,272	(371,546)	25,719	(227,848)
Transfers for policy loans	(55,026)	—	(180,090)	—	(59,531)
Policy charges	(1,053,721)	(4,996)	(275,206)	(565)	(55,373)
Contract terminations:
Surrender benefits	(2,034,622)	(156)	(721,191)	(78)	(94,600)
Death benefits	(36,840)	—	—	—	—
Increase (decrease) from contract transactions	(2,760,104)	121,097	(1,140,267)	28,919	(267,369)
Net assets at beginning of year	30,706,548	—	10,313,341	—	2,752,677
Net assets at end of year	$35,591,423	$133,075	$12,616,678	$30,558	$2,952,370

Accumulation unit activity
Units outstanding at beginning of year	21,452,322	—	4,168,406	—	2,415,877
Contract purchase payments	990,001	28,372	146,478	3,604	128,921
Net transfers(1)	(731,112)	88,033	(161,859)	24,915	(181,838)
Transfers for policy loans	(24,619)	—	(64,977)	—	(43,511)
Policy charges	(664,374)	(4,514)	(96,188)	(543)	(43,250)
Contract terminations:
Surrender benefits	(1,346,835)	—	(241,395)	—	(74,204)
Death benefits	(22,955)	—	—	—	—
Units outstanding at end of year	19,652,428	111,891	3,750,465	27,976	2,201,995

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

(2)	For the period February 25, 2019 (commencement of operations) to December 31, 2019.

See accompanying notes to financial statements.

130	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Changes in Net Assets

Year ended December 31, 2019 (continued)	MFS Mass Inv Gro Stock, Serv Cl	MFS New Dis, Serv Cl	MFS Utilities, Init Cl(2)	MFS Utilities, Serv Cl	MS VIF Dis, Cl I(2)
Operations
Investment income (loss) — net	$(63,730)	$(133,186)	$4,025	$765,889	$—
Net realized gain (loss) on sales of investments	670,943	364,513	277	435,325	(430)
Distributions from capital gains	2,955,507	5,096,995	296	69,270	32,988
Net change in unrealized appreciation or depreciation of investments	8,422,558	3,008,657	7,948	3,615,955	(19,792)
Net increase (decrease) in net assets resulting from operations	11,985,278	8,336,979	12,546	4,886,439	12,766

Contract transactions
Contract purchase payments	988,231	688,569	62,606	931,519	107,027
Net transfers(1)	(709,756)	580,074	201,286	108,550	309,185
Transfers for policy loans	(263,541)	(52,211)	—	(162,977)	—
Policy charges	(861,543)	(623,064)	(14,833)	(664,571)	(25,432)
Contract terminations:
Surrender benefits	(1,583,896)	(1,301,223)	(133)	(1,228,050)	(84)
Death benefits	—	(1,616)	—	(5,858)	—
Increase (decrease) from contract transactions	(2,430,505)	(709,471)	248,926	(1,021,387)	390,696
Net assets at beginning of year	31,898,361	20,826,373	—	20,516,003	—
Net assets at end of year	$41,453,134	$28,453,881	$261,472	$24,381,055	$403,462

Accumulation unit activity
Units outstanding at beginning of year	24,243,971	6,336,201	—	8,556,491	—
Contract purchase payments	619,645	165,608	58,486	369,911	95,959
Net transfers(1)	(496,599)	174,720	182,838	291,763	281,978
Transfers for policy loans	(165,262)	(10,925)	—	(65,507)	—
Policy charges	(540,387)	(154,772)	(13,546)	(242,312)	(22,765)
Contract terminations:
Surrender benefits	(986,827)	(356,149)	—	(418,599)	—
Death benefits	—	(426)	—	(1,878)	—
Units outstanding at end of year	22,674,541	6,154,257	227,778	8,489,869	355,172

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

(2)	For the period February 25, 2019 (commencement of operations) to December 31, 2019.

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	131

Statement of Changes in Net Assets

Year ended December 31, 2019 (continued)	MS VIF Dis, Cl II	MS VIF Global Real Est, Cl II	NB AMT Sus Eq, Cl I(2)	NB AMT Sus Eq, Cl S	NB AMT US Eq Index PW Strat, Cl S
Operations
Investment income (loss) — net	$(66,350)	$186,265	$239	$1,286	$(1,270)
Net realized gain (loss) on sales of investments	223,892	118,849	6	114	592
Distributions from capital gains	2,344,430	434,460	3,185	24,692	—
Net change in unrealized appreciation or depreciation of investments	1,991,534	662,707	3,839	66,827	65,773
Net increase (decrease) in net assets resulting from operations	4,493,506	1,402,281	7,269	92,919	65,095

Contract transactions
Contract purchase payments	726,203	355,562	18,764	89,455	31,572
Net transfers(1)	2,735,110	614,874	66,403	38,902	(108,931)
Transfers for policy loans	(97,117)	(55,158)	—	(807)	(10,948)
Policy charges	(331,650)	(191,503)	(1,045)	(37,013)	(12,950)
Contract terminations:
Surrender benefits	(849,811)	(334,205)	(99)	(14,173)	(4,071)
Death benefits	(5,771)	—	—	—	—
Increase (decrease) from contract transactions	2,176,964	389,570	84,023	76,364	(105,328)
Net assets at beginning of year	11,204,833	8,102,057	—	329,887	479,856
Net assets at end of year	$17,875,303	$9,893,908	$91,292	$499,170	$439,623

Accumulation unit activity
Units outstanding at beginning of year	4,343,014	4,762,145	—	174,577	525,999
Contract purchase payments	240,787	189,802	17,108	41,178	31,882
Net transfers(1)	739,547	373,772	64,868	18,866	(110,284)
Transfers for policy loans	(20,422)	(14,586)	—	(358)	(11,068)
Policy charges	(102,518)	(100,251)	(990)	(17,192)	(13,118)
Contract terminations:
Surrender benefits	(239,993)	(171,590)	—	(6,711)	(4,226)
Death benefits	(2,173)	—	—	—	—
Units outstanding at end of year	4,958,242	5,039,292	80,986	210,360	419,185

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

(2)	For the period February 25, 2019 (commencement of operations) to December 31, 2019.

See accompanying notes to financial statements.

132	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Changes in Net Assets

Year ended December 31, 2019 (continued)	PIMCO VIT All Asset, Advisor Cl	PIMCO VIT All Asset, Inst Cl(2)	PIMCO VIT Glb Man As Alloc, Adv Cl	PIMCO VIT Tot Return, Advisor Cl	PIMCO VIT Tot Return, Inst Cl(2)
Operations
Investment income (loss) — net	$325,688	$763	$2,360	$139,366	$1,358
Net realized gain (loss) on sales of investments	(63,321)	360	1,318	13,691	229
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	1,246,870	1,229	15,492	224,884	150
Net increase (decrease) in net assets resulting from operations	1,509,237	2,352	19,170	377,941	1,737

Contract transactions
Contract purchase payments	609,432	2,420	13,947	303,480	18,264
Net transfers(1)	(426,682)	42,471	66	3,395,040	134,494
Transfers for policy loans	(22,980)	—	(10,052)	(107,018)	—
Policy charges	(433,176)	(1,943)	(4,573)	(121,680)	(2,461)
Contract terminations:
Surrender benefits	(983,119)	(75)	(41,992)	(276,508)	(78)
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	(1,256,525)	42,873	(42,604)	3,193,314	150,219
Net assets at beginning of year	14,185,856	—	120,876	4,284,246	—
Net assets at end of year	$14,438,568	$45,225	$97,442	$7,855,501	$151,956

Accumulation unit activity
Units outstanding at beginning of year	9,330,322	—	109,487	3,999,387	—
Contract purchase payments	389,965	2,273	11,558	265,835	17,188
Net transfers(1)	(293,608)	42,030	34	2,992,772	127,484
Transfers for policy loans	(20,416)	—	(7,951)	(91,476)	—
Policy charges	(273,565)	(1,884)	(3,807)	(107,583)	(2,319)
Contract terminations:
Surrender benefits	(575,671)	—	(33,858)	(243,442)	—
Death benefits	—	—	—	—	—
Units outstanding at end of year	8,557,027	42,419	75,463	6,815,493	142,353

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

(2)	For the period February 25, 2019 (commencement of operations) to December 31, 2019.

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	133

Statement of Changes in Net Assets

Year ended December 31, 2019 (continued)	Put VT Global Hlth Care, Cl IB	Put VT Hi Yield, Cl IB	Put VT Intl Eq, Cl IB	Put VT Sus Leaders, Cl IA	Put VT Sus Leaders, Cl IB
Operations
Investment income (loss) — net	$(105,928)	$367,581	$44,007	$(5,855)	$(459)
Net realized gain (loss) on sales of investments	(298,358)	(59,803)	(5,091)	3,237,726	37,158
Distributions from capital gains	894,822	—	8,825	16,012,156	460,737
Net change in unrealized appreciation or depreciation of investments	4,563,945	564,598	1,065,624	15,120,098	481,574
Net increase (decrease) in net assets resulting from operations	5,054,481	872,376	1,113,365	34,364,125	979,010

Contract transactions
Contract purchase payments	695,048	164,745	241,024	3,405,995	105,459
Net transfers(1)	(727,332)	(252,512)	(406,559)	(1,892,836)	445,024
Transfers for policy loans	(196,889)	(23,402)	(27,899)	(758,522)	(25,908)
Policy charges	(443,008)	(245,328)	(113,588)	(4,649,364)	(52,986)
Contract terminations:
Surrender benefits	(772,904)	(339,832)	(251,512)	(6,346,134)	(223,526)
Death benefits	(4,898)	—	(271)	(69,683)	—
Increase (decrease) from contract transactions	(1,449,983)	(696,329)	(558,805)	(10,310,544)	248,063
Net assets at beginning of year	17,504,070	6,586,490	4,766,403	99,617,973	2,662,250
Net assets at end of year	$21,108,568	$6,762,537	$5,320,963	$123,671,554	$3,889,323

Accumulation unit activity
Units outstanding at beginning of year	6,501,167	2,860,221	2,967,243	28,381,936	1,112,779
Contract purchase payments	233,394	65,885	134,911	804,807	35,941
Net transfers(1)	(193,391)	(101,974)	(179,069)	(458,675)	161,589
Transfers for policy loans	(66,564)	(9,525)	(19,073)	(173,360)	(9,296)
Policy charges	(145,429)	(97,652)	(62,799)	(1,110,457)	(18,060)
Contract terminations:
Surrender benefits	(259,487)	(135,684)	(134,797)	(1,506,257)	(81,394)
Death benefits	(1,654)	—	(154)	(18,257)	—
Units outstanding at end of year	6,068,036	2,581,271	2,706,262	25,919,737	1,201,559

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

See accompanying notes to financial statements.

134	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Changes in Net Assets

Year ended December 31, 2019 (continued)	Royce Micro-Cap, Invest Cl	Temp Global Bond, Cl 1(2)	Temp Global Bond, Cl 2	Third Ave VST FFI Strat	VanEck VIP Global Gold, Cl S
Operations
Investment income (loss) — net	$(158,603)	$563	$275,630	$(71,782)	$(16,173)
Net realized gain (loss) on sales of investments	(166,122)	(38)	(28,920)	78,198	57,063
Distributions from capital gains	2,594,526	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	2,540,194	2	(188,273)	2,637,932	1,118,265
Net increase (decrease) in net assets resulting from operations	4,809,995	527	58,437	2,644,348	1,159,155

Contract transactions
Contract purchase payments	1,082,940	8,829	230,231	1,091,924	189,486
Net transfers(1)	(839,037)	64,251	197,286	(815,565)	214,018
Transfers for policy loans	(9,796)	—	(32,861)	26,975	(38,593)
Policy charges	(1,057,748)	(1,556)	(89,021)	(1,012,624)	(58,775)
Contract terminations:
Surrender benefits	(1,369,282)	(74)	(260,917)	(1,350,169)	(159,048)
Death benefits	(69,382)	—	—	(58,202)	(576)
Increase (decrease) from contract transactions	(2,262,305)	71,450	44,718	(2,117,661)	146,512
Net assets at beginning of year	26,555,814	—	3,883,377	23,113,161	2,835,273
Net assets at end of year	$29,103,504	$71,977	$3,986,532	$23,639,848	$4,140,940

Accumulation unit activity
Units outstanding at beginning of year	10,454,254	—	3,891,759	10,914,814	3,568,904
Contract purchase payments	387,011	8,812	221,331	485,049	209,006
Net transfers(1)	(296,910)	65,371	184,956	(357,662)	249,235
Transfers for policy loans	(10,318)	—	(31,373)	9,036	(39,999)
Policy charges	(368,028)	(1,588)	(87,091)	(439,018)	(63,003)
Contract terminations:
Surrender benefits	(498,720)	—	(257,974)	(596,566)	(153,714)
Death benefits	(24,660)	—	—	(24,956)	(727)
Units outstanding at end of year	9,642,629	72,595	3,921,608	9,990,697	3,769,702

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

(2)	For the period February 25, 2019 (commencement of operations) to December 31, 2019.

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	135

Statement of Changes in Net Assets

Year ended December 31, 2019 (continued)	VP Aggr, Cl 1(2)	VP Aggr, Cl 2	VP Aggr, Cl 4	VP Conserv, Cl 1(2)	VP Conserv, Cl 2
Operations
Investment income (loss) — net	$—	$(1,108,264)	$(1,596,062)	$—	$(81,875)
Net realized gain (loss) on sales of investments	6,982	6,001,448	19,037,767	9	376,676
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	224,780	45,408,596	46,963,032	1,419	1,142,704
Net increase (decrease) in net assets resulting from operations	231,762	50,301,780	64,404,737	1,428	1,437,505

Contract transactions
Contract purchase payments	1,043,153	22,108,324	14,194,728	3,095	479,999
Net transfers(1)	2,971,257	(4,164,071)	(15,301,220)	157,711	2,423,171
Transfers for policy loans	(32,144)	(2,531,226)	(3,143,363)	—	(297,612)
Policy charges	(134,171)	(5,767,783)	(5,672,150)	(2,204)	(611,034)
Contract terminations:
Surrender benefits	(390)	(8,875,790)	(17,213,321)	(21)	(1,295,784)
Death benefits	—	(29,441)	(1,269)	—	—
Increase (decrease) from contract transactions	3,847,705	740,013	(27,136,595)	158,581	698,740
Net assets at beginning of year	—	237,915,940	314,467,850	—	14,115,177
Net assets at end of year	$4,079,467	$288,957,733	$351,735,992	$160,009	$16,251,422

Accumulation unit activity
Units outstanding at beginning of year	—	147,085,906	191,454,858	—	11,229,897
Contract purchase payments	978,620	12,538,833	7,705,160	2,913	365,121
Net transfers(1)	2,853,414	(2,106,199)	(7,650,833)	148,277	1,846,527
Transfers for policy loans	(30,856)	(1,352,181)	(1,726,049)	—	(226,698)
Policy charges	(126,947)	(3,230,347)	(3,077,488)	(2,077)	(460,259)
Contract terminations:
Surrender benefits	(342)	(4,821,545)	(9,424,272)	—	(956,219)
Death benefits	—	(15,694)	(601)	—	—
Units outstanding at end of year	3,673,889	148,098,773	177,280,775	149,113	11,798,369

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

(2)	For the period February 25, 2019 (commencement of operations) to December 31, 2019.

See accompanying notes to financial statements.

136	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Changes in Net Assets

Year ended December 31, 2019 (continued)	VP Conserv, Cl 4	VP Man Vol Conserv, Cl 1(2)	VP Man Vol Conserv, Cl 2	VP Man Vol Conserv Gro, Cl 1(2)	VP Man Vol Conserv Gro, Cl 2
Operations
Investment income (loss) — net	$(96,786)	$—	$(12,732)	$—	$(23,565)
Net realized gain (loss) on sales of investments	364,371	13	23,672	120	133,548
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	1,600,009	1,019	234,820	4,359	506,569
Net increase (decrease) in net assets resulting from operations	1,867,594	1,032	245,760	4,479	616,552

Contract transactions
Contract purchase payments	831,583	3,667	10,165	98,619	172,166
Net transfers(1)	4,658,893	35,906	1,887,374	111,849	(115,050)
Transfers for policy loans	(32,282)	(482)	(71,264)	—	(44,149)
Policy charges	(776,566)	(330)	(83,829)	(10,500)	(191,216)
Contract terminations:
Surrender benefits	(1,742,661)	(21)	(182,581)	(20)	(108,568)
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	2,938,967	38,740	1,559,865	199,948	(286,817)
Net assets at beginning of year	17,617,450	—	1,686,255	—	4,758,048
Net assets at end of year	$22,424,011	$39,772	$3,491,880	$204,427	$5,087,783

Accumulation unit activity
Units outstanding at beginning of year	14,037,292	—	1,592,537	—	4,455,845
Contract purchase payments	628,042	3,571	8,904	94,492	148,650
Net transfers(1)	3,615,790	33,864	1,642,115	103,231	(115,239)
Transfers for policy loans	(22,732)	(449)	(60,531)	—	(38,345)
Policy charges	(581,931)	(315)	(74,339)	(9,991)	(166,355)
Contract terminations:
Surrender benefits	(1,332,672)	—	(156,471)	—	(93,557)
Death benefits	—	—	—	—	—
Units outstanding at end of year	16,343,789	36,671	2,952,215	187,732	4,190,999

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

(2)	For the period February 25, 2019 (commencement of operations) to December 31, 2019.

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	137

Statement of Changes in Net Assets

Year ended December 31, 2019 (continued)	VP Man Vol Gro, Cl 1(2)	VP Man Vol Gro, Cl 2	VP Man Vol Mod Gro, Cl 1(2)	VP Man Vol Mod Gro, Cl 2	VP Mod, Cl 1(2)
Operations
Investment income (loss) — net	$—	$(177,769)	$—	$(151,237)	$—
Net realized gain (loss) on sales of investments	(445)	752,196	624	509,662	12,269
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	87,495	7,013,709	33,011	4,633,489	121,643
Net increase (decrease) in net assets resulting from operations	87,050	7,588,136	33,635	4,991,914	133,912

Contract transactions
Contract purchase payments	307,854	3,583,072	138,164	2,077,254	614,766
Net transfers(1)	1,631,871	(1,495,681)	937,987	1,243,333	2,745,767
Transfers for policy loans	(15,000)	(302,591)	—	(191,717)	—
Policy charges	(38,566)	(841,414)	(24,313)	(1,074,220)	(84,994)
Contract terminations:
Surrender benefits	(20)	(1,304,411)	(20)	(1,199,717)	(20)
Death benefits	—	—	—	(38,475)	—
Increase (decrease) from contract transactions	1,886,139	(361,025)	1,051,818	816,458	3,275,519
Net assets at beginning of year	—	42,174,086	—	31,489,746	—
Net assets at end of year	$1,973,189	$49,401,197	$1,085,453	$37,298,118	$3,409,431

Accumulation unit activity
Units outstanding at beginning of year	—	39,161,928	—	29,200,259	—
Contract purchase payments	293,065	2,993,874	131,305	1,745,792	572,022
Net transfers(1)	1,556,550	(1,219,910)	884,893	1,017,209	2,628,869
Transfers for policy loans	(13,966)	(257,814)	—	(156,913)	—
Policy charges	(36,635)	(704,282)	(23,000)	(910,451)	(80,467)
Contract terminations:
Surrender benefits	—	(1,091,134)	—	(1,010,672)	—
Death benefits	—	—	—	(32,066)	—
Units outstanding at end of year	1,799,014	38,882,662	993,198	29,853,158	3,120,424

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

(2)	For the period February 25, 2019 (commencement of operations) to December 31, 2019.

See accompanying notes to financial statements.

138	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Changes in Net Assets

Year ended December 31, 2019 (continued)	VP Mod, Cl 2	VP Mod, Cl 4	VP Mod Aggr, Cl 1(2)	VP Mod Aggr, Cl 2	VP Mod Aggr, Cl 4
Operations
Investment income (loss) — net	$(1,935,932)	$(2,975,700)	$—	$(2,713,658)	$(4,877,334)
Net realized gain (loss) on sales of investments	7,180,702	30,108,041	11,534	10,859,551	53,813,608
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	46,584,992	55,249,965	482,167	93,586,217	118,182,067
Net increase (decrease) in net assets resulting from operations	51,829,762	82,382,306	493,701	101,732,110	167,118,341

Contract transactions
Contract purchase payments	19,760,415	21,800,935	2,085,454	48,465,502	42,050,393
Net transfers(1)	4,714,839	(5,570,393)	7,622,201	(5,188,992)	(28,620,239)
Transfers for policy loans	(1,183,818)	(1,680,874)	(49,468)	(2,659,977)	(7,002,841)
Policy charges	(12,407,413)	(19,564,748)	(280,765)	(17,416,562)	(21,553,184)
Contract terminations:
Surrender benefits	(16,706,450)	(36,708,714)	(20)	(25,030,019)	(61,575,533)
Death benefits	(216,765)	(1,807,300)	—	(302,872)	—
Increase (decrease) from contract transactions	(6,039,192)	(43,531,094)	9,377,402	(2,132,920)	(76,701,404)
Net assets at beginning of year	337,446,329	544,448,478	—	559,645,359	947,453,501
Net assets at end of year	$383,236,899	$583,299,690	$9,871,103	$659,244,549	$1,037,870,438

Accumulation unit activity
Units outstanding at beginning of year	231,274,894	370,021,173	—	366,697,164	609,531,431
Contract purchase payments	12,592,413	13,501,625	1,990,148	29,431,665	24,461,823
Net transfers(1)	2,936,507	(2,809,826)	7,291,759	(2,701,110)	(15,047,418)
Transfers for policy loans	(716,443)	(1,106,769)	(45,596)	(1,487,044)	(4,055,060)
Policy charges	(7,789,719)	(12,094,751)	(266,588)	(10,445,055)	(12,502,095)
Contract terminations:
Surrender benefits	(10,370,574)	(22,823,756)	—	(14,538,218)	(35,913,392)
Death benefits	(134,143)	(1,134,360)	—	(173,753)	—
Units outstanding at end of year	227,792,935	343,553,336	8,969,723	366,783,649	566,475,289

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

(2)	For the period February 25, 2019 (commencement of operations) to December 31, 2019.

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	139

Statement of Changes in Net Assets

Year ended December 31, 2019 (continued)	VP Mod Conserv, Cl 1(2)	VP Mod Conserv, Cl 2	VP Mod Conserv, Cl 4	VP Ptnrs Core Bond, Cl 1(2)	VP Ptnrs Core Bond, Cl 2
Operations
Investment income (loss) — net	$—	$(267,324)	$(372,864)	$12	$8,478
Net realized gain (loss) on sales of investments	136	1,261,593	2,465,712	1	511
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	2,844	4,593,922	6,622,705	159	21,083
Net increase (decrease) in net assets resulting from operations	2,980	5,588,191	8,715,553	172	30,072

Contract transactions
Contract purchase payments	59,883	2,301,499	2,862,799	9,649	54,419
Net transfers(1)	104,777	4,203,940	2,971,368	80,850	25,508
Transfers for policy loans	—	100,650	(126,648)	—	(9,141)
Policy charges	(14,454)	(2,136,208)	(3,066,064)	(1,562)	(12,169)
Contract terminations:
Surrender benefits	(21)	(3,558,623)	(3,886,856)	(81)	(235)
Death benefits	—	—	(101,899)	—	—
Increase (decrease) from contract transactions	150,185	911,258	(1,347,300)	88,856	58,382
Net assets at beginning of year	—	43,091,187	68,361,009	—	332,458
Net assets at end of year	$153,165	$49,590,636	$75,729,262	$89,028	$420,912

Accumulation unit activity
Units outstanding at beginning of year	—	31,627,635	50,525,456	—	303,976
Contract purchase payments	57,429	1,617,821	1,955,775	8,920	47,425
Net transfers(1)	97,541	2,855,912	2,063,394	75,447	22,148
Transfers for policy loans	—	69,043	(89,789)	—	(7,682)
Policy charges	(13,706)	(1,455,678)	(2,092,317)	(1,457)	(10,578)
Contract terminations:
Surrender benefits	—	(2,423,551)	(2,624,702)	—	(216)
Death benefits	—	—	(77,643)	—	—
Units outstanding at end of year	141,264	32,291,182	49,660,174	82,910	355,073

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

(2)	For the period February 25, 2019 (commencement of operations) to December 31, 2019.

See accompanying notes to financial statements.

140	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Changes in Net Assets

Year ended December 31, 2019 (continued)	VP Ptnrs Core Eq, Cl 1(2)	VP Ptnrs Core Eq, Cl 2	VP Ptnrs Core Eq, Cl 3	VP Ptnrs Intl Core Eq, Cl 1(2)	VP Ptnrs Intl Core Eq, Cl 2
Operations
Investment income (loss) — net	$—	$—	$(29,603)	$706	$14,042
Net realized gain (loss) on sales of investments	184	5,148	372,619	(3)	(2,148)
Distributions from capital gains	—	—	—	318	8,391
Net change in unrealized appreciation or depreciation of investments	407	47,173	934,917	4,925	70,560
Net increase (decrease) in net assets resulting from operations	591	52,321	1,277,933	5,946	90,845

Contract transactions
Contract purchase payments	402	42,515	187,728	22,175	92,439
Net transfers(1)	3,825	(17,429)	(320,265)	113,905	(41,153)
Transfers for policy loans	—	(162)	(65,339)	—	(171)
Policy charges	(467)	(5,774)	(125,773)	(1,651)	(15,127)
Contract terminations:
Surrender benefits	—	(5,578)	(282,075)	(75)	(5,615)
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	3,760	13,572	(605,724)	134,354	30,373
Net assets at beginning of year	—	196,798	5,212,998	—	471,090
Net assets at end of year	$4,351	$262,691	$5,885,207	$140,300	$592,308

Accumulation unit activity
Units outstanding at beginning of year	—	111,665	2,416,019	—	388,932
Contract purchase payments	362	21,158	77,592	21,794	69,534
Net transfers(1)	3,920	(8,998)	(128,328)	109,018	(29,521)
Transfers for policy loans	—	(81)	(24,439)	—	(239)
Policy charges	(442)	(2,851)	(53,660)	(1,596)	(11,375)
Contract terminations:
Surrender benefits	—	(2,787)	(132,799)	—	(4,329)
Death benefits	—	—	—	—	—
Units outstanding at end of year	3,840	118,106	2,154,385	129,216	413,002

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

(2)	For the period February 25, 2019 (commencement of operations) to December 31, 2019.

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	141

Statement of Changes in Net Assets

Year ended December 31, 2019 (continued)	VP Ptnrs Intl Gro, Cl 1(2)	VP Ptnrs Intl Gro, Cl 2	VP Ptnrs Intl Val, Cl 1(2)	VP Ptnrs Intl Val, Cl 2	VP Ptnrs Sm Cap Gro, Cl 1(2)
Operations
Investment income (loss) — net	$923	$27,429	$904	$50,625	$—
Net realized gain (loss) on sales of investments	(194)	(46,079)	(106)	(9,046)	4
Distributions from capital gains	5,050	100,095	358	42,034	—
Net change in unrealized appreciation or depreciation of investments	16,603	612,934	4,391	93,682	1,710
Net increase (decrease) in net assets resulting from operations	22,382	694,379	5,547	177,295	1,714

Contract transactions
Contract purchase payments	52,702	480,927	21,873	250,085	21,468
Net transfers(1)	180,092	(313,289)	80,850	(13,630)	21,418
Transfers for policy loans	(966)	20,880	—	11,778	—
Policy charges	(11,582)	(119,008)	(3,707)	(32,766)	(815)
Contract terminations:
Surrender benefits	(74)	(40,057)	(72)	(13,071)	(95)
Death benefits	—	—	—	—	—
Increase (decrease) from contract transactions	220,172	29,453	98,944	202,396	41,976
Net assets at beginning of year	—	2,615,348	—	1,221,247	—
Net assets at end of year	$242,554	$3,339,180	$104,491	$1,600,938	$43,690

Accumulation unit activity
Units outstanding at beginning of year	—	2,162,455	—	967,674	—
Contract purchase payments	50,501	349,120	22,039	185,283	21,505
Net transfers(1)	173,084	(226,563)	81,333	(7,944)	21,896
Transfers for policy loans	(952)	13,822	—	9,641	—
Policy charges	(10,964)	(86,847)	(3,707)	(24,227)	(829)
Contract terminations:
Surrender benefits	—	(26,982)	—	(9,779)	—
Death benefits	—	—	—	—	—
Units outstanding at end of year	211,669	2,185,005	99,665	1,120,648	42,572

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

(2)	For the period February 25, 2019 (commencement of operations) to December 31, 2019.

See accompanying notes to financial statements.

142	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Changes in Net Assets

Year ended December 31, 2019 (continued)	VP Ptnrs Sm Cap Gro, Cl 2	VP Ptnrs Sm Cap Val, Cl 1(2)	VP Ptnrs Sm Cap Val, Cl 2	VP Ptnrs Sm Cap Val, Cl 3	VP US Flex Conserv Gro, Cl 1(2)
Operations
Investment income (loss) — net	$—	$—	$—	$(58,584)	$—
Net realized gain (loss) on sales of investments	4,973	(1)	2,768	320,075	—
Distributions from capital gains	—	—	—	—	—
Net change in unrealized appreciation or depreciation of investments	73,671	799	65,542	2,038,125	2
Net increase (decrease) in net assets resulting from operations	78,644	798	68,310	2,299,616	2

Contract transactions
Contract purchase payments	76,266	1,620	66,809	545,340	20
Net transfers(1)	11,763	16,449	(7,640)	(307,756)	—
Transfers for policy loans	(1,374)	—	(1,413)	(75,083)	—
Policy charges	(14,191)	(1,023)	(18,697)	(330,769)	—
Contract terminations:
Surrender benefits	(249)	(118)	(9,004)	(643,982)	—
Death benefits	—	—	—	(285)	—
Increase (decrease) from contract transactions	72,215	16,928	30,055	(812,535)	20
Net assets at beginning of year	360,522	—	348,866	12,253,266	—
Net assets at end of year	$511,381	$17,726	$447,231	$13,740,347	$22

Accumulation unit activity
Units outstanding at beginning of year	224,445	—	229,387	5,459,934	—
Contract purchase payments	41,437	1,558	38,903	213,292	—
Net transfers(1)	6,039	16,953	(5,158)	(105,726)	—
Transfers for policy loans	(799)	—	(922)	(20,410)	—
Policy charges	(7,766)	(1,053)	(10,867)	(129,132)	—
Contract terminations:
Surrender benefits	(130)	—	(5,319)	(255,690)	—
Death benefits	—	—	—	(85)	—
Units outstanding at end of year	263,226	17,458	246,024	5,162,183	—

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

(2)	For the period February 25, 2019 (commencement of operations) to December 31, 2019.

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	143

Statement of Changes in Net Assets

Year ended December 31, 2019 (continued)	VP US Flex Gro, Cl 1(2)	VP US Flex Mod Gro, Cl 1(2)	Wanger Intl	Wanger USA	WF VT Index Asset Alloc, Cl 2
Operations
Investment income (loss) — net	$—	$—	$257,306	$(260,134)	$73,655
Net realized gain (loss) on sales of investments	56	21	(1,693,560)	(2,990,835)	91,900
Distributions from capital gains	—	—	7,592,744	19,270,376	743,358
Net change in unrealized appreciation or depreciation of investments	3,251	11,185	15,068,774	12,536,915	1,149,963
Net increase (decrease) in net assets resulting from operations	3,307	11,206	21,225,264	28,556,322	2,058,876

Contract transactions
Contract purchase payments	51,709	29,190	3,304,803	3,482,112	444,984
Net transfers(1)	77,137	257,648	(3,790,307)	(4,754,369)	100,063
Transfers for policy loans	—	—	(365,759)	(1,009,054)	(132,747)
Policy charges	(3,315)	(1,464)	(2,014,338)	(2,621,853)	(248,622)
Contract terminations:
Surrender benefits	(21)	(21)	(4,677,550)	(5,526,732)	(483,132)
Death benefits	—	—	(10,457)	(119,752)	—
Increase (decrease) from contract transactions	125,510	285,353	(7,553,608)	(10,549,648)	(319,454)
Net assets at beginning of year	—	—	75,740,241	97,346,641	10,611,159
Net assets at end of year	$128,817	$296,559	$89,411,897	$115,353,315	$12,350,581

Accumulation unit activity
Units outstanding at beginning of year	—	—	35,662,521	28,624,782	6,289,986
Contract purchase payments	47,965	27,095	1,374,644	878,633	235,963
Net transfers(1)	69,951	241,165	(1,432,380)	(997,674)	112,843
Transfers for policy loans	—	—	(158,595)	(259,894)	(71,267)
Policy charges	(3,079)	(1,336)	(814,998)	(646,305)	(131,780)
Contract terminations:
Surrender benefits	—	—	(1,944,618)	(1,372,030)	(266,606)
Death benefits	—	—	(3,943)	(25,799)	—
Units outstanding at end of year	114,837	266,924	32,682,631	26,201,713	6,169,139

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

(2)	For the period February 25, 2019 (commencement of operations) to December 31, 2019.

See accompanying notes to financial statements.

144	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Statement of Changes in Net Assets

Year ended December 31, 2019 (continued)	WF VT Intl Eq, Cl 2	WF VT Opp, Cl 1(2)	WF VT Opp, Cl 2	WF VT Sm Cap Gro, Cl 1(2)	WF VT Sm Cap Gro, Cl 2
Operations
Investment income (loss) — net	$668,403	$13	$(28,876)	$—	$(97,212)
Net realized gain (loss) on sales of investments	(1,728,019)	120	187,272	(1,082)	106,556
Distributions from capital gains	8,750,341	273	1,643,470	19,420	3,721,703
Net change in unrealized appreciation or depreciation of investments	(4,771,257)	532	2,027,006	(7,606)	1,044,543
Net increase (decrease) in net assets resulting from operations	2,919,468	938	3,828,872	10,732	4,775,590

Contract transactions
Contract purchase payments	836,663	6,822	520,220	87,132	1,106,614
Net transfers(1)	(291,952)	12,012	(709,295)	215,439	(2,165,192)
Transfers for policy loans	(85,599)	—	(51,601)	—	(195,091)
Policy charges	(611,422)	(450)	(360,924)	(21,101)	(514,144)
Contract terminations:
Surrender benefits	(1,027,659)	(115)	(782,994)	(74)	(1,233,769)
Death benefits	(256)	—	(603)	—	(5,794)
Increase (decrease) from contract transactions	(1,180,225)	18,269	(1,385,197)	281,396	(3,007,376)
Net assets at beginning of year	20,111,247	—	12,900,789	—	20,205,281
Net assets at end of year	$21,850,490	$19,207	$15,344,464	$292,128	$21,973,495

Accumulation unit activity
Units outstanding at beginning of year	11,856,089	—	4,554,049	—	6,750,278
Contract purchase payments	467,943	6,142	160,607	86,506	369,071
Net transfers(1)	(69,996)	10,821	(199,729)	209,290	(557,189)
Transfers for policy loans	(44,981)	—	(8,667)	—	(54,984)
Policy charges	(330,766)	(407)	(105,956)	(20,922)	(159,184)
Contract terminations:
Surrender benefits	(575,064)	—	(237,661)	—	(336,922)
Death benefits	(133)	—	(129)	—	(1,395)
Units outstanding at end of year	11,303,092	16,556	4,162,514	274,874	6,009,675

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

(2)	For the period February 25, 2019 (commencement of operations) to December 31, 2019.

See accompanying notes to financial statements.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	145

Statement of Changes in Net Assets

Year ended December 31, 2019 (continued)	WA Var Global Hi Yd Bond, Cl I(2)	WA Var Global Hi Yd Bond, Cl II
Operations
Investment income (loss) — net	$1,512	$13,462
Net realized gain (loss) on sales of investments	109	129
Distributions from capital gains	—	—
Net change in unrealized appreciation or depreciation of investments	273	18,769
Net increase (decrease) in net assets resulting from operations	1,894	32,360

Contract transactions
Contract purchase payments	23,919	36,394
Net transfers(1)	64,063	3,504
Transfers for policy loans	—	(73)
Policy charges	(7,467)	(8,285)
Contract terminations:
Surrender benefits	(77)	(4,767)
Death benefits	—	—
Increase (decrease) from contract transactions	80,438	26,773
Net assets at beginning of year	—	227,738
Net assets at end of year	$82,332	$286,871

Accumulation unit activity
Units outstanding at beginning of year	—	200,174
Contract purchase payments	23,359	29,098
Net transfers(1)	59,978	2,451
Transfers for policy loans	—	(59)
Policy charges	(7,132)	(6,687)
Contract terminations:
Surrender benefits	—	(3,817)
Death benefits	—	—
Units outstanding at end of year	76,205	221,160

(1)	Includes transfer activity from (to) other divisions and transfers from (to) RiverSource Life’s fixed account.

(2)	For the period February 25, 2019 (commencement of operations) to December 31, 2019.

See accompanying notes to financial statements.

146	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Notes to Financial Statements

1.  ORGANIZATION

RiverSource Variable Life Separate Account (the Account) was established under Minnesota law as a segregated asset account of RiverSource Life Insurance Company (RiverSource Life). The Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended (the 1940 Act) and exists in accordance with the rules and regulations of the Insurance Division, Department of Commerce of the State of Minnesota.

The Account is used as a funding vehicle for individual variable life insurance policies issued by RiverSource Life. The following is a list of each variable life insurance product funded through the Account.

RiverSource® Single Premium Variable Life Insurance*

RiverSource Succession Select® Variable Life Insurance*

RiverSource® Variable Second-To-Die Life Insurance*

RiverSource® Variable Universal Life Insurance

RiverSource® Variable Universal Life Insurance III

RiverSource® Variable Universal Life IV

RiverSource® Variable Universal Life IV – Estate Series

RiverSource® Variable Universal Life 5

RiverSource® Variable Universal Life 5 – Estate Series

RiverSource® Variable Universal Life 6 Insurance

RiverSource® Single Premium Variable Life Insurance Policy (RVS SPVL)*

*

New contracts are no longer being issued for this product. As a result, an annual contract prospectus and statement of additional information are no longer distributed. An annual report for this product is distributed to all current contract holders.

The Account is comprised of various divisions. Each division invests exclusively in shares of the following funds or portfolios (collectively, the Funds), which are registered under the 1940 Act as open-end management investment companies. The name of each Fund and the corresponding division name are provided below. Each division is comprised of subaccounts. Individual variable life insurance policies invest in subaccounts. For each division, the financial statements are comprised of a statement of assets and liabilities as of December 31, 2020, a related statement of operations for the year then ended and statements of changes in net assets for each of the two years in the period then ended, all presented to reflect a full twelve month period except as noted below.

Division	Fund
AB VPS Dyn Asset Alloc, Cl B	AB VPS Dynamic Asset Allocation Portfolio (Class B)
AB VPS Gro & Inc, Cl B	AB VPS Growth and Income Portfolio (Class B)
AB VPS Intl Val, Cl B	AB VPS International Value Portfolio (Class B)
AB VPS Lg Cap Gro, Cl A	AB VPS Large Cap Growth Portfolio (Class A)(1)
AB VPS Lg Cap Gro, Cl B	AB VPS Large Cap Growth Portfolio (Class B)
ALPS Alerian Engy Infr, Class I	ALPS/Alerian Energy Infrastructure Portfolio: Class I(1)
ALPS Alerian Engy Infr, Class III	ALPS/Alerian Energy Infrastructure Portfolio: Class III
AC VP Intl, Cl I	American Century VP International, Class I
AC VP Intl, Cl II	American Century VP International, Class II
AC VP Val, Cl I	American Century VP Value, Class I
AC VP Val, Cl II	American Century VP Value, Class II
BlackRock Global Alloc, Cl I	BlackRock Global Allocation V.I. Fund (Class I)(1)
BlackRock Global Alloc, Cl III	BlackRock Global Allocation V.I. Fund (Class III)
Calvert VP SRI Bal, Cl I	Calvert VP SRI Balanced Portfolio – Class I
Col VP Bal, Cl 1	Columbia Variable Portfolio – Balanced Fund (Class 1)(1)
Col VP Bal, Cl 3	Columbia Variable Portfolio – Balanced Fund (Class 3)
Col VP Commodity Strategy, Cl 1	Columbia Variable Portfolio – Commodity Strategy Fund (Class 1)(1)
Col VP Commodity Strategy, Cl 2	Columbia Variable Portfolio – Commodity Strategy Fund (Class 2)
Col VP Contrarian Core, Cl 1	Columbia Variable Portfolio – Contrarian Core Fund (Class 1)(1)
Col VP Contrarian Core, Cl 2	Columbia Variable Portfolio – Contrarian Core Fund (Class 2)
Col VP Disciplined Core, Cl 1	Columbia Variable Portfolio – Disciplined Core Fund (Class 1)(1)
Col VP Disciplined Core, Cl 2	Columbia Variable Portfolio – Disciplined Core Fund (Class 2)
Col VP Disciplined Core, Cl 3	Columbia Variable Portfolio – Disciplined Core Fund (Class 3)
Col VP Divd Opp, Cl 1	Columbia Variable Portfolio – Dividend Opportunity Fund (Class 1)(1)
Col VP Divd Opp, Cl 2	Columbia Variable Portfolio – Dividend Opportunity Fund (Class 2)

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	147

Division	Fund
Col VP Divd Opp, Cl 3	Columbia Variable Portfolio – Dividend Opportunity Fund (Class 3)
Col VP Emerg Mkts Bond, Cl 1	Columbia Variable Portfolio – Emerging Markets Bond Fund (Class 1)(1)
Col VP Emerg Mkts Bond, Cl 2	Columbia Variable Portfolio – Emerging Markets Bond Fund (Class 2)
Col VP Emer Mkts, Cl 1	Columbia Variable Portfolio – Emerging Markets Fund (Class 1)(1)
Col VP Emer Mkts, Cl 2	Columbia Variable Portfolio – Emerging Markets Fund (Class 2)
Col VP Emer Mkts, Cl 3	Columbia Variable Portfolio – Emerging Markets Fund (Class 3)
Col VP Global Strategic Inc, Cl 2	Columbia Variable Portfolio – Global Strategic Income Fund (Class 2)
Col VP Global Strategic Inc, Cl 3	Columbia Variable Portfolio – Global Strategic Income Fund (Class 3)
Col VP Govt Money Mkt, Cl 1	Columbia Variable Portfolio – Government Money Market Fund (Class 1)(1)
Col VP Govt Money Mkt, Cl 2	Columbia Variable Portfolio – Government Money Market Fund (Class 2)
Col VP Govt Money Mkt, Cl 3	Columbia Variable Portfolio – Government Money Market Fund (Class 3)
Col VP Hi Yield Bond, Cl 1	Columbia Variable Portfolio – High Yield Bond Fund (Class 1)(1)
Col VP Hi Yield Bond, Cl 2	Columbia Variable Portfolio – High Yield Bond Fund (Class 2)
Col VP Hi Yield Bond, Cl 3	Columbia Variable Portfolio – High Yield Bond Fund (Class 3)
Col VP Inc Opp, Cl 1	Columbia Variable Portfolio – Income Opportunities Fund (Class 1)(1)
Col VP Inc Opp, Cl 2	Columbia Variable Portfolio – Income Opportunities Fund (Class 2)
Col VP Inc Opp, Cl 3	Columbia Variable Portfolio – Income Opportunities Fund (Class 3)
Col VP Inter Bond, Cl 1	Columbia Variable Portfolio – Intermediate Bond Fund (Class 1)(1)
Col VP Inter Bond, Cl 2	Columbia Variable Portfolio – Intermediate Bond Fund (Class 2)
Col VP Inter Bond, Cl 3	Columbia Variable Portfolio – Intermediate Bond Fund (Class 3)
Col VP Lg Cap Gro, Cl 1	Columbia Variable Portfolio – Large Cap Growth Fund (Class 1)(1)
Col VP Lg Cap Gro, Cl 2	Columbia Variable Portfolio – Large Cap Growth Fund (Class 2)
Col VP Lg Cap Gro, Cl 3	Columbia Variable Portfolio – Large Cap Growth Fund (Class 3)
Col VP Lg Cap Index, Cl 1	Columbia Variable Portfolio – Large Cap Index Fund (Class 1)(1)
Col VP Lg Cap Index, Cl 3	Columbia Variable Portfolio – Large Cap Index Fund (Class 3)
Col VP Limited Duration Cr, Cl 1	Columbia Variable Portfolio – Limited Duration Credit Fund (Class 1)(1)
Col VP Limited Duration Cr, Cl 2	Columbia Variable Portfolio – Limited Duration Credit Fund (Class 2)
Col VP Long Govt/Cr Bond, Cl 1	Columbia Variable Portfolio – Long Government/Credit Bond Fund (Class 1)(1)
Col VP Long Govt/Cr Bond, Cl 2	Columbia Variable Portfolio – Long Government/Credit Bond Fund (Class 2)
Col VP Mid Cap Gro, Cl 1	Columbia Variable Portfolio – Mid Cap Growth Fund (Class 1)(1)
Col VP Mid Cap Gro, Cl 2	Columbia Variable Portfolio – Mid Cap Growth Fund (Class 2)
Col VP Mid Cap Gro, Cl 3	Columbia Variable Portfolio – Mid Cap Growth Fund (Class 3)
Col VP Overseas Core, Cl 1	Columbia Variable Portfolio – Overseas Core Fund (Class 1)(1)
Col VP Overseas Core, Cl 2	Columbia Variable Portfolio – Overseas Core Fund (Class 2)
Col VP Overseas Core, Cl 3	Columbia Variable Portfolio – Overseas Core Fund (Class 3)
Col VP Select Lg Cap Val, Cl 1	Columbia Variable Portfolio – Select Large Cap Value Fund (Class 1)(1)
Col VP Select Lg Cap Val, Cl 2	Columbia Variable Portfolio – Select Large Cap Value Fund (Class 2)
Col VP Select Lg Cap Val, Cl 3	Columbia Variable Portfolio – Select Large Cap Value Fund (Class 3)
Col VP Select Mid Cap Val, Cl 1	Columbia Variable Portfolio – Select Mid Cap Value Fund (Class 1)(1)
Col VP Select Mid Cap Val, Cl 2	Columbia Variable Portfolio – Select Mid Cap Value Fund (Class 2)
Col VP Select Mid Cap Val, Cl 3	Columbia Variable Portfolio – Select Mid Cap Value Fund (Class 3)
Col VP Select Sm Cap Val, Cl 1	Columbia Variable Portfolio – Select Small Cap Value Fund (Class 1)(1)
Col VP Select Sm Cap Val, Cl 2	Columbia Variable Portfolio – Select Small Cap Value Fund (Class 2)
Col VP Select Sm Cap Val, Cl 3	Columbia Variable Portfolio – Select Small Cap Value Fund (Class 3)
Col VP Strategic Inc, Cl 1	Columbia Variable Portfolio – Strategic Income Fund (Class 1)(1)
Col VP Strategic Inc, Cl 2	Columbia Variable Portfolio – Strategic Income Fund (Class 2)
Col VP US Govt Mtge, Cl 1	Columbia Variable Portfolio – U.S. Government Mortgage Fund (Class 1)(1)
Col VP US Govt Mtge, Cl 2	Columbia Variable Portfolio – U.S. Government Mortgage Fund (Class 2)
Col VP US Govt Mtge, Cl 3	Columbia Variable Portfolio – U.S. Government Mortgage Fund (Class 3)
CS Commodity Return	Credit Suisse Trust – Commodity Return Strategy Portfolio
CTIVP AC Div Bond, Cl 1	CTIVP® – American Century Diversified Bond Fund (Class 1)(1)
CTIVP AC Div Bond, Cl 2	CTIVP® – American Century Diversified Bond Fund (Class 2)
CTIVP BR Gl Infl Prot Sec, Cl 1	CTIVP® – BlackRock Global Inflation-Protected Securities Fund (Class 1)(1)
CTIVP BR Gl Infl Prot Sec, Cl 2	CTIVP® – BlackRock Global Inflation-Protected Securities Fund (Class 2)
CTIVP BR Gl Infl Prot Sec, Cl 3	CTIVP® – BlackRock Global Inflation-Protected Securities Fund (Class 3)
CTIVP CenterSquare Real Est, Cl 1	CTIVP® – CenterSquare Real Estate Fund (Class 1)(1)
CTIVP CenterSquare Real Est, Cl 2	CTIVP® – CenterSquare Real Estate Fund (Class 2)
CTIVP Lazard Intl Eq Adv, Cl 1	CTIVP® – Lazard International Equity Advantage Fund (Class 1)(1),(2)
CTIVP Lazard Intl Eq Adv, Cl 2	CTIVP® – Lazard International Equity Advantage Fund (Class 2)(3)

148	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Division	Fund
CTIVP Loomis Sayles Gro, Cl 1	CTIVP® – Loomis Sayles Growth Fund (Class 1)(1)
CTIVP Loomis Sayles Gro, Cl 2	CTIVP® – Loomis Sayles Growth Fund (Class 2)
CTIVP LA Capital Lg Cap Gro, Cl 1	CTIVP® – Los Angeles Capital Large Cap Growth Fund (Class 1)(1),(4)
CTIVP LA Capital Lg Cap Gro, Cl 2	CTIVP® – Los Angeles Capital Large Cap Growth Fund (Class 2)(5)
CTIVP MFS Val, Cl 1	CTIVP® – MFS® Value Fund (Class 1)(1)
CTIVP MFS Val, Cl 2	CTIVP® – MFS® Value Fund (Class 2)
CTIVP MS Adv, Cl 1	CTIVP® – Morgan Stanley Advantage Fund (Class 1)(1)
CTIVP MS Adv, Cl 2	CTIVP® – Morgan Stanley Advantage Fund (Class 2)
CTIVP T Rowe Price LgCap Val, Cl 1	CTIVP® – T. Rowe Price Large Cap Value Fund (Class 1)(1)
CTIVP T Rowe Price LgCap Val, Cl 2	CTIVP® – T. Rowe Price Large Cap Value Fund (Class 2)
CTIVP TCW Core Plus Bond, Cl 1	CTIVP® – TCW Core Plus Bond Fund (Class 1)(1)
CTIVP TCW Core Plus Bond, Cl 2	CTIVP® – TCW Core Plus Bond Fund (Class 2)
CTIVP Vty Sycamore Estb Val, Cl 1	CTIVP® – Victory Sycamore Established Value Fund (Class 1)(1)
CTIVP Vty Sycamore Estb Val, Cl 2	CTIVP® – Victory Sycamore Established Value Fund (Class 2)
CTIVP Vty Sycamore Estb Val, Cl 3	CTIVP® – Victory Sycamore Established Value Fund (Class 3)
CTIVP WF Short Duration Govt, Cl 1	CTIVP® – Wells Fargo Short Duration Government Fund (Class 1)(1)
CTIVP WF Short Duration Govt, Cl 2	CTIVP® – Wells Fargo Short Duration Government Fund (Class 2)
CTIVP Westfield Mid Cap Gro, Cl 1	CTIVP® – Westfield Mid Cap Growth Fund (Class 1)(1)
CTIVP Westfield Mid Cap Gro, Cl 2	CTIVP® – Westfield Mid Cap Growth Fund (Class 2)
DWS Alt Asset Alloc VIP, Cl A	DWS Alternative Asset Allocation VIP, Class A(1)
DWS Alt Asset Alloc VIP, Cl B	DWS Alternative Asset Allocation VIP, Class B
EV VT Floating-Rate Inc, Init Cl	Eaton Vance VT Floating-Rate Income Fund – Initial Class
Fid VIP Contrafund, Init Cl	Fidelity® VIP ContrafundSM Portfolio Initial Class(1)
Fid VIP Contrafund, Serv Cl 2	Fidelity® VIP ContrafundSM Portfolio Service Class 2
Fid VIP Gro & Inc, Serv Cl	Fidelity® VIP Growth & Income Portfolio Service Class
Fid VIP Gro & Inc, Serv Cl 2	Fidelity® VIP Growth & Income Portfolio Service Class 2
Fid VIP Mid Cap, Init Cl	Fidelity® VIP Mid Cap Portfolio Initial Class(1)
Fid VIP Mid Cap, Serv Cl	Fidelity® VIP Mid Cap Portfolio Service Class
Fid VIP Mid Cap, Serv Cl 2	Fidelity® VIP Mid Cap Portfolio Service Class 2
Fid VIP Overseas, Serv Cl	Fidelity® VIP Overseas Portfolio Service Class
Fid VIP Overseas, Serv Cl 2	Fidelity® VIP Overseas Portfolio Service Class 2
Fid VIP Strategic Inc, Init Cl	Fidelity® VIP Strategic Income Portfolio Initial Class(1)
Fid VIP Strategic Inc, Serv Cl 2	Fidelity® VIP Strategic Income Portfolio Service Class 2
Frank Global Real Est, Cl 2	Franklin Global Real Estate VIP Fund – Class 2
Frank Inc, Cl 1	Franklin Income VIP Fund – Class 1(1)
Frank Inc, Cl 2	Franklin Income VIP Fund – Class 2
Frank Mutual Shares, Cl 1	Franklin Mutual Shares VIP Fund – Class 1(1)
Frank Mutual Shares, Cl 2	Franklin Mutual Shares VIP Fund – Class 2
Frank Sm Cap Val, Cl 1	Franklin Small Cap Value VIP Fund – Class 1(1)
Frank Sm Cap Val, Cl 2	Franklin Small Cap Value VIP Fund – Class 2
GS VIT Mid Cap Val, Inst	Goldman Sachs VIT Mid Cap Value Fund – Institutional Shares
GS VIT Multi-Strategy Alt, Advisor	Goldman Sachs VIT Multi-Strategy Alternatives Portfolio – Advisor Shares
GS VIT Sm Cap Eq Insights, Inst	Goldman Sachs VIT Small Cap Equity Insights Fund – Institutional Shares
GS VIT U.S. Eq Insights, Inst	Goldman Sachs VIT U.S. Equity Insights Fund – Institutional Shares
Inv Opp VI Dis Mid Cap Gro, Ser I

Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund, Series I Shares(6)
(effective on or about April 30, 2021, this Fund will be renamed to Invesco V.I. Discovery Mid Cap Growth Fund, Series I Shares)

Invesco Opp VI Global, Ser I	Invesco Oppenheimer V.I. Global Fund, Series I Shares(1) (effective on or about April 30, 2021, this Fund will be renamed to Invesco V.I. Global Fund, Series I Shares)
Invesco Opp VI Global, Ser II	Invesco Oppenheimer V.I. Global Fund, Series II Shares (effective on or about April 30, 2021, this Fund will be renamed to Invesco V.I. Global Fund, Series II Shares)
Inves Opp VI Gbl Strat Inc, Ser I	Invesco Oppenheimer V.I. Global Strategic Income Fund, Series I Shares(1) (effective on or about April 30, 2021, this Fund will be renamed to Invesco V.I. Global Strategic Income Fund, Series I Shares)
Inves Opp VI Gbl Strat Inc, Ser II	Invesco Oppenheimer V.I. Global Strategic Income Fund, Series II Shares (effective on or about April 30, 2021, this Fund will be renamed to Invesco V.I. Global Strategic Income Fund, Series II Shares)

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	149

Division	Fund
Inves Opp VI Mn St Sm Cap, Ser I	Invesco Oppenheimer V.I. Main Street Small Cap Fund®, Series I Shares(1) (effective on or about April 30, 2021, this Fund will be renamed to Invesco V.I. Main Street Small Cap Fund®, Series I Shares)
Inves Opp VI Mn St Sm Cap, Ser II	Invesco Oppenheimer V.I. Main Street Small Cap Fund®, Series II Shares (effective on or about April 30, 2021, this Fund will be renamed to Invesco V.I. Main Street Small Cap Fund®, Series II Shares)
Invesco VI Am Fran, Ser I	Invesco V.I. American Franchise Fund, Series I Shares
Invesco VI Am Fran, Ser II	Invesco V.I. American Franchise Fund, Series II Shares
Invesco VI Bal Risk Alloc, Ser I	Invesco V.I. Balanced-Risk Allocation Fund, Series I Shares(1)
Invesco VI Bal Risk Alloc, Ser II	Invesco V.I. Balanced-Risk Allocation Fund, Series II Shares
Invesco VI Comstock, Ser II	Invesco V.I. Comstock Fund, Series II Shares
Invesco VI Core Eq, Ser I	Invesco V.I. Core Equity Fund, Series I Shares
Invesco VI Div Divd, Ser I	Invesco V.I. Diversified Dividend Fund, Series I Shares
Invesco VI Intl Gro, Ser II	Invesco V.I. International Growth Fund, Series II Shares
Invesco VI Tech, Ser I	Invesco V.I. Technology Fund, Series I Shares
Ivy VIP Asset Strategy, Cl II	Ivy VIP Asset Strategy, Class II
Janus Henderson VIT Bal, Inst	Janus Henderson VIT Balanced Portfolio: Institutional Shares(1)
Janus Henderson VIT Bal, Serv	Janus Henderson VIT Balanced Portfolio: Service Shares
Janus Henderson VIT Enter, Serv	Janus Henderson VIT Enterprise Portfolio: Service Shares
Janus Henderson VIT Flex Bd, Inst	Janus Henderson VIT Flexible Bond Portfolio: Institutional Shares(1)
Janus Henderson VIT Flex Bd, Serv	Janus Henderson VIT Flexible Bond Portfolio: Service Shares
Janus Hend VIT Gbl Tech Innov, Srv	Janus Henderson VIT Global Technology and Innovation Portfolio: Service Shares (previously Janus Henderson VIT Global Technology Portfolio: Service Shares)
Janus Henderson VIT Overseas, Serv	Janus Henderson VIT Overseas Portfolio: Service Shares
Janus Henderson VIT Res, Inst	Janus Henderson VIT Research Portfolio: Institutional Shares(1)
Janus Henderson VIT Res, Serv	Janus Henderson VIT Research Portfolio: Service Shares
Lazard Ret Global Dyn MA, Inv	Lazard Retirement Global Dynamic Multi-Asset Portfolio – Investor Shares(1)
Lazard Ret Global Dyn MA, Serv	Lazard Retirement Global Dynamic Multi-Asset Portfolio – Service Shares
MFS Mass Inv Gro Stock, Serv Cl	MFS® Massachusetts Investors Growth Stock Portfolio – Service Class
MFS New Dis, Serv Cl	MFS® New Discovery Series – Service Class
MFS Utilities, Init Cl	MFS® Utilities Series – Initial Class(1)
MFS Utilities, Serv Cl	MFS® Utilities Series – Service Class
MS VIF Dis, Cl I	Morgan Stanley VIF Discovery Portfolio, Class I Shares(1)
MS VIF Dis, Cl II	Morgan Stanley VIF Discovery Portfolio, Class II Shares
MS VIF Global Real Est, Cl II	Morgan Stanley VIF Global Real Estate Portfolio, Class II Shares
NB AMT Sus Eq, Cl I	Neuberger Berman AMT Sustainable Equity Portfolio (Class I)(1)
NB AMT Sus Eq, Cl S	Neuberger Berman AMT Sustainable Equity Portfolio (Class S)
NB AMT US Eq Index PW Strat, Cl S	Neuberger Berman AMT U.S. Equity Index PutWrite Strategy Portfolio (Class S)
PIMCO VIT All Asset, Advisor Cl	PIMCO VIT All Asset Portfolio, Advisor Class
PIMCO VIT All Asset, Inst Cl	PIMCO VIT All Asset Portfolio, Institutional Class(1)
PIMCO VIT Glb Man As Alloc, Adv Cl	PIMCO VIT Global Managed Asset Allocation Portfolio, Advisor Class
PIMCO VIT Tot Return, Advisor Cl	PIMCO VIT Total Return Portfolio, Advisor Class
PIMCO VIT Tot Return, Inst Cl	PIMCO VIT Total Return Portfolio, Institutional Class(1)
Put VT Global Hlth Care, Cl IB	Putnam VT Global Health Care Fund – Class IB Shares
Put VT Hi Yield, Cl IB	Putnam VT High Yield Fund – Class IB Shares
Put VT Intl Eq, Cl IB	Putnam VT International Equity Fund – Class IB Shares
Put VT Sus Leaders, Cl IA	Putnam VT Sustainable Leaders Fund – Class IA Shares
Put VT Sus Leaders, Cl IB	Putnam VT Sustainable Leaders Fund – Class IB Shares
Royce Micro-Cap, Invest Cl	Royce Capital Fund – Micro-Cap Portfolio, Investment Class
Temp Global Bond, Cl 1	Templeton Global Bond VIP Fund – Class 1(1)
Temp Global Bond, Cl 2	Templeton Global Bond VIP Fund – Class 2
Third Ave VST FFI Strat	Third Avenue VST FFI Strategies Portfolio (previously Third Avenue Value Portfolio; effective on or about April 30, 2021, this Fund will be renamed to Third Avenue VST Third Avenue Value Portfolio)
VanEck VIP Global Gold, Cl S	VanEck VIP Global Gold Fund (Class S Shares)
VP Aggr, Cl 1	Variable Portfolio – Aggressive Portfolio (Class 1)(1)
VP Aggr, Cl 2	Variable Portfolio – Aggressive Portfolio (Class 2)
VP Aggr, Cl 4	Variable Portfolio – Aggressive Portfolio (Class 4)
VP Conserv, Cl 1	Variable Portfolio – Conservative Portfolio (Class 1)(1)
VP Conserv, Cl 2	Variable Portfolio – Conservative Portfolio (Class 2)

150	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Division	Fund
VP Conserv, Cl 4	Variable Portfolio – Conservative Portfolio (Class 4)
VP Man Vol Conserv, Cl 1	Variable Portfolio – Managed Volatility Conservative Fund (Class 1)(1)
VP Man Vol Conserv, Cl 2	Variable Portfolio – Managed Volatility Conservative Fund (Class 2)
VP Man Vol Conserv Gro, Cl 1	Variable Portfolio – Managed Volatility Conservative Growth Fund (Class 1)(1)
VP Man Vol Conserv Gro, Cl 2	Variable Portfolio – Managed Volatility Conservative Growth Fund (Class 2)
VP Man Vol Gro, Cl 1	Variable Portfolio – Managed Volatility Growth Fund (Class 1)(1)
VP Man Vol Gro, Cl 2	Variable Portfolio – Managed Volatility Growth Fund (Class 2)
VP Man Vol Mod Gro, Cl 1	Variable Portfolio – Managed Volatility Moderate Growth Fund (Class 1)(1)
VP Man Vol Mod Gro, Cl 2	Variable Portfolio – Managed Volatility Moderate Growth Fund (Class 2)
VP Mod, Cl 1	Variable Portfolio – Moderate Portfolio (Class 1)(1)
VP Mod, Cl 2	Variable Portfolio – Moderate Portfolio (Class 2)
VP Mod, Cl 4	Variable Portfolio – Moderate Portfolio (Class 4)
VP Mod Aggr, Cl 1	Variable Portfolio – Moderately Aggressive Portfolio (Class 1)(1)
VP Mod Aggr, Cl 2	Variable Portfolio – Moderately Aggressive Portfolio (Class 2)
VP Mod Aggr, Cl 4	Variable Portfolio – Moderately Aggressive Portfolio (Class 4)
VP Mod Conserv, Cl 1	Variable Portfolio – Moderately Conservative Portfolio (Class 1)(1)
VP Mod Conserv, Cl 2	Variable Portfolio – Moderately Conservative Portfolio (Class 2)
VP Mod Conserv, Cl 4	Variable Portfolio – Moderately Conservative Portfolio (Class 4)
VP Ptnrs Core Bond, Cl 1	Variable Portfolio – Partners Core Bond Fund (Class 1)(1)
VP Ptnrs Core Bond, Cl 2	Variable Portfolio – Partners Core Bond Fund (Class 2)
VP Ptnrs Core Eq, Cl 1	Variable Portfolio – Partners Core Equity Fund (Class 1)(1)
VP Ptnrs Core Eq, Cl 2	Variable Portfolio – Partners Core Equity Fund (Class 2)
VP Ptnrs Core Eq, Cl 3	Variable Portfolio – Partners Core Equity Fund (Class 3)
VP Ptnrs Intl Core Eq, Cl 1	Variable Portfolio – Partners International Core Equity Fund (Class 1)(1) (previously CTIVP® – AQR International Core Equity Fund (Class 1))
VP Ptnrs Intl Core Eq, Cl 2	Variable Portfolio – Partners International Core Equity Fund (Class 2) (previously CTIVP® – AQR International Core Equity Fund (Class 2))
VP Ptnrs Intl Gro, Cl 1	Variable Portfolio – Partners International Growth Fund (Class 1)(1) (previously CTIVP® – William Blair International Leaders Fund (Class 1))
VP Ptnrs Intl Gro, Cl 2	Variable Portfolio – Partners International Growth Fund (Class 2) (previously CTIVP® – William Blair International Leaders Fund (Class 2))
VP Ptnrs Intl Val, Cl 1	Variable Portfolio – Partners International Value Fund (Class 1)(1) (previously CTIVP® – DFA International Value Fund (Class 1))
VP Ptnrs Intl Val, Cl 2	Variable Portfolio – Partners International Value Fund (Class 2) (previously CTIVP® – DFA International Value Fund (Class 2))
VP Ptnrs Sm Cap Gro, Cl 1	Variable Portfolio – Partners Small Cap Growth Fund (Class 1)(1)
VP Ptnrs Sm Cap Gro, Cl 2	Variable Portfolio – Partners Small Cap Growth Fund (Class 2)
VP Ptnrs Sm Cap Val, Cl 1	Variable Portfolio – Partners Small Cap Value Fund (Class 1)(1)
VP Ptnrs Sm Cap Val, Cl 2	Variable Portfolio – Partners Small Cap Value Fund (Class 2)
VP Ptnrs Sm Cap Val, Cl 3	Variable Portfolio – Partners Small Cap Value Fund (Class 3)
VP US Flex Conserv Gro, Cl 1	Variable Portfolio – U.S. Flexible Conservative Growth Fund (Class 1)(1)
VP US Flex Gro, Cl 1	Variable Portfolio – U.S. Flexible Growth Fund (Class 1)(1)
VP US Flex Mod Gro, Cl 1	Variable Portfolio – U.S. Flexible Moderate Growth Fund (Class 1)(1)
Wanger Intl	Wanger International
Wanger USA	Wanger USA
WF VT Index Asset Alloc, Cl 2	Wells Fargo VT Index Asset Allocation Fund – Class 2
WF VT Intl Eq, Cl 2	Wells Fargo VT International Equity Fund – Class 2
WF VT Opp, Cl 1	Wells Fargo VT Opportunity Fund – Class 1(1)
WF VT Opp, Cl 2	Wells Fargo VT Opportunity Fund – Class 2
WF VT Sm Cap Gro, Cl 1	Wells Fargo VT Small Cap Growth Fund – Class 1(1)
WF VT Sm Cap Gro, Cl 2	Wells Fargo VT Small Cap Growth Fund – Class 2
WA Var Global Hi Yd Bond, Cl I	Western Asset Variable Global High Yield Bond Portfolio – Class I(1)
WA Var Global Hi Yd Bond, Cl II	Western Asset Variable Global High Yield Bond Portfolio – Class II

(1)	For the period February 25, 2019 (commencement of operations) to December 31, 2019.
(2)	CTIVP® – Lazard International Equity Advantage Fund (Class 1) is scheduled to liquidate on or about April 23, 2021.
(3)	CTIVP® – Lazard International Equity Advantage Fund (Class 2) is scheduled to liquidate on or about April 23, 2021.
(4)	CTIVP® – Los Angeles Capital Large Cap Growth Fund (Class 1) is scheduled to liquidate on or about April 23, 2021.
(5)	CTIVP® – Los Angeles Capital Large Cap Growth Fund (Class 2) is scheduled to liquidate on or about April 23, 2021.
(6)	For the period April 24, 2020 (commencement of operations) to December 31, 2020.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	151

The assets of each division of the Account are not chargeable with liabilities arising out of the business conducted by any other segregated asset account or by RiverSource Life.

RiverSource Life serves as the issuer of the variable life insurance policies.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investments in the Funds

Investment transactions are accounted for on the date the shares are purchased and sold. Realized gains and losses on the sales of investments are computed using the average cost method. Income from dividends and gains from realized capital gain distributions are reinvested in additional shares of the Funds and are recorded as income by the divisions on the ex-dividend date.

Unrealized appreciation or depreciation of investments in the accompanying financial statements represents the division’s share of the Funds’ undistributed net investment income, undistributed realized gain or loss and the unrealized appreciation or depreciation on their investment securities.

The Account categorizes its fair value measurements according to a three-level hierarchy. This hierarchy prioritizes the inputs used by the Account to value investment securities. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

Level 2 – Prices or valuations based on observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The Funds in the Accounts have been measured at fair value using the net asset value per share (or its equivalent) as a practical expedient and are therefore not categorized in the fair value hierarchy. There were no transfers between levels in the period ended December 31, 2020.

Federal Income Taxes

RiverSource Life is taxed as a life insurance company. The Account is treated as part of RiverSource Life for federal income tax purposes. Under existing federal income tax law, no income taxes are payable with respect to any investment income of the Account to the extent the earnings are credited under the policies. Based on this, no charge is being made currently to the Account for federal income taxes. RiverSource Life will review periodically the status of this policy. In the event of changes in the tax law, a charge may be made in future years for any federal income taxes that would be attributable to the policies.

Subsequent Events

Management has evaluated Account related events and transactions that occurred through the date the financial statements were issued. Management noted there were no items requiring adjustments or additional disclosures in the Account’s financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

Recent Accounting Pronouncement

Accounting Standards Update 2018-13 Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement

In August 2018, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2018-13 Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement. ASU No. 2018-13, in addition to other modifications and additions, removes the requirement to disclose the amount and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy and the policy for the timing of transfers between levels. The standard is effective for annual periods beginning after December 15, 2019 and interim periods within those fiscal years. The Account adopted the standard on January 1, 2020. There was no impact of the standard to the Account’s financials condition or results of operations.

3.  VARIABLE ACCOUNT EXPENSES

RiverSource Life deducts a daily mortality and expense risk fee equal, on an annual basis, to 0.00%, 0.20%, 0.30%, 0.45%, 0.50% or 0.90% of the average daily net assets of each subaccount depending on the product selected.

152	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

RiverSource Life also deducts a daily minimum death benefit guarantee risk charge equal, on an annual basis, to 0.15% of the average daily net assets of each subaccount offered by the RVS SPVL product. This charge compensates RiverSource Life for the risk it assumes by providing a guaranteed minimum death benefit.

4.  POLICY CHARGES

A monthly deduction is made for the cost of insurance and the policy fee. The cost of insurance for the policy month is determined on the monthly date by determining the net amount at risk, as of that day, and by then applying the cost of insurance rates to the net amount at risk which RiverSource Life is assuming for the succeeding month. The monthly deduction will be taken from the subaccounts as specified in the application for the policy.

A policy fee may be deducted each month to reimburse RiverSource Life for expenses incurred in administering the policy, such as processing claims, maintaining records, making policy changes and communicating with owners of policies.

RiverSource Life deducts a premium expense charge from each premium payment. It partially compensates RiverSource Life for expenses associated with administering and distributing the policy, including the agents’ compensation, advertising and printing the prospectus and sales literature. It also compensates RiverSource Life for paying taxes imposed by certain states and governmental subdivisions on premiums received by insurance companies.

Each month RiverSource Life deducts charges for any optional insurance benefits added to the policy by rider.

Some products may also charge a death benefit guarantee charge or a no lapse guarantee charge.

5.  SURRENDER CHARGES

RiverSource Life may assess a surrender charge to help it recover certain expenses related to the issuance of the policy. Such charges are not treated as a separate expense of the divisions as they are ultimately deducted from surrender benefits paid by RiverSource Life. Charges by RiverSource Life for surrenders are not identified on an individual division basis.

6.  RELATED PARTY TRANSACTIONS

RiverSource Life is a wholly-owned subsidiary of Ameriprise Financial, Inc. (Ameriprise Financial).

The following table reflects fees paid by certain affiliated funds to Ameriprise Financial and its affiliates.

Fee Agreement:	Fees Paid To:
Management Agreement	Columbia Management Investment Advisers, LLC
Shareholder Services Agreement	Columbia Management Investment Services Corp.
Plan and Agreement of Distribution	Columbia Management Investment Distributors, Inc.
Investment Advisory Agreement	Columbia Wanger Asset Management, LLC
Administrative Services Agreement	Columbia Wanger Asset Management, LLC

7.  INVESTMENT TRANSACTIONS

The divisions’ purchases of Funds’ shares, including reinvestment of dividend distributions, for the year ended December 31, 2020 were as follows:

Division	Purchases
AB VPS Dyn Asset Alloc, Cl B	$144,987
AB VPS Gro & Inc, Cl B	4,436,057
AB VPS Intl Val, Cl B	2,287,516
AB VPS Lg Cap Gro, Cl A	2,838,962
AB VPS Lg Cap Gro, Cl B	19,100,273
ALPS Alerian Engy Infr, Class I	148,887
ALPS Alerian Engy Infr, Class III	1,454,186
AC VP Intl, Cl I	1,551,831
AC VP Intl, Cl II	1,777,565
AC VP Val, Cl I	3,888,068
AC VP Val, Cl II	3,310,359
BlackRock Global Alloc, Cl I	691,213
BlackRock Global Alloc, Cl III	3,240,371
Calvert VP SRI Bal, Cl I	3,388,238
Col VP Bal, Cl 1	2,185,142
Col VP Bal, Cl 3	12,975,174
Col VP Commodity Strategy, Cl 1	89,162
Col VP Commodity Strategy, Cl 2	190,864

Division	Purchases
Col VP Contrarian Core, Cl 1	$586,485
Col VP Contrarian Core, Cl 2	664,831
Col VP Disciplined Core, Cl 1	598,285
Col VP Disciplined Core, Cl 2	811,500
Col VP Disciplined Core, Cl 3	1,883,304
Col VP Divd Opp, Cl 1	871,845
Col VP Divd Opp, Cl 2	459,921
Col VP Divd Opp, Cl 3	3,750,271
Col VP Emerg Mkts Bond, Cl 1	131,564
Col VP Emerg Mkts Bond, Cl 2	297,143
Col VP Emer Mkts, Cl 1	1,319,569
Col VP Emer Mkts, Cl 2	2,464,436
Col VP Emer Mkts, Cl 3	9,759,860
Col VP Global Strategic Inc, Cl 2	42,377
Col VP Global Strategic Inc, Cl 3	3,536,962
Col VP Govt Money Mkt, Cl 1	3,602,240
Col VP Govt Money Mkt, Cl 2	6,488,885
Col VP Govt Money Mkt, Cl 3	31,236,977

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	153

Division	Purchases
Col VP Hi Yield Bond, Cl 1	$359,234
Col VP Hi Yield Bond, Cl 2	748,137
Col VP Hi Yield Bond, Cl 3	5,863,225
Col VP Inc Opp, Cl 1	252,933
Col VP Inc Opp, Cl 2	216,336
Col VP Inc Opp, Cl 3	2,186,515
Col VP Inter Bond, Cl 1	723,893
Col VP Inter Bond, Cl 2	1,890,019
Col VP Inter Bond, Cl 3	20,511,728
Col VP Lg Cap Gro, Cl 1	1,160,467
Col VP Lg Cap Gro, Cl 2	1,483,613
Col VP Lg Cap Gro, Cl 3	7,398,812
Col VP Lg Cap Index, Cl 1	3,813,308
Col VP Lg Cap Index, Cl 3	13,336,022
Col VP Limited Duration Cr, Cl 1	449,003
Col VP Limited Duration Cr, Cl 2	12,732,392
Col VP Long Govt/Cr Bond, Cl 1	89,500
Col VP Long Govt/Cr Bond, Cl 2	78,735
Col VP Mid Cap Gro, Cl 1	726,918
Col VP Mid Cap Gro, Cl 2	558,040
Col VP Mid Cap Gro, Cl 3	3,676,195
Col VP Overseas Core, Cl 1	634,892
Col VP Overseas Core, Cl 2	594,784
Col VP Overseas Core, Cl 3	2,654,036
Col VP Select Lg Cap Val, Cl 1	434,616
Col VP Select Lg Cap Val, Cl 2	642,249
Col VP Select Lg Cap Val, Cl 3	4,241,550
Col VP Select Mid Cap Val, Cl 1	200,860
Col VP Select Mid Cap Val, Cl 2	319,409
Col VP Select Mid Cap Val, Cl 3	1,207,150
Col VP Select Sm Cap Val, Cl 1	210,389
Col VP Select Sm Cap Val, Cl 2	246,594
Col VP Select Sm Cap Val, Cl 3	1,074,532
Col VP Strategic Inc, Cl 1	578,171
Col VP Strategic Inc, Cl 2	636,647
Col VP US Govt Mtge, Cl 1	103,368
Col VP US Govt Mtge, Cl 2	357,176
Col VP US Govt Mtge, Cl 3	5,628,362
CS Commodity Return	1,063,616
CTIVP AC Div Bond, Cl 1	287,400
CTIVP AC Div Bond, Cl 2	63,957
CTIVP BR Gl Infl Prot Sec, Cl 1	101,130
CTIVP BR Gl Infl Prot Sec, Cl 2	406,015
CTIVP BR Gl Infl Prot Sec, Cl 3	2,927,471
CTIVP CenterSquare Real Est, Cl 1	533,215
CTIVP CenterSquare Real Est, Cl 2	746,174
CTIVP Lazard Intl Eq Adv, Cl 1	834,607
CTIVP Lazard Intl Eq Adv, Cl 2	1,154,363
CTIVP Loomis Sayles Gro, Cl 1	456,265
CTIVP Loomis Sayles Gro, Cl 2	562,736
CTIVP LA Capital Lg Cap Gro, Cl 1	215,882
CTIVP LA Capital Lg Cap Gro, Cl 2	455,388
CTIVP MFS Val, Cl 1	1,199,827
CTIVP MFS Val, Cl 2	1,331,954
CTIVP MS Adv, Cl 1	1,315,020
CTIVP MS Adv, Cl 2	2,513,620
CTIVP T Rowe Price LgCap Val, Cl 1	598,856
CTIVP T Rowe Price LgCap Val, Cl 2	359,660
CTIVP TCW Core Plus Bond, Cl 1	366,783

Division	Purchases
CTIVP TCW Core Plus Bond, Cl 2	$480,783
CTIVP Vty Sycamore Estb Val, Cl 1	853,269
CTIVP Vty Sycamore Estb Val, Cl 2	838,237
CTIVP Vty Sycamore Estb Val, Cl 3	3,295,956
CTIVP WF Short Duration Govt, Cl 1	406,073
CTIVP WF Short Duration Govt, Cl 2	394,281
CTIVP Westfield Mid Cap Gro, Cl 1	219,515
CTIVP Westfield Mid Cap Gro, Cl 2	370,832
DWS Alt Asset Alloc VIP, Cl A	121,505
DWS Alt Asset Alloc VIP, Cl B	836,158
EV VT Floating-Rate Inc, Init Cl	2,124,994
Fid VIP Contrafund, Init Cl	2,418,308
Fid VIP Contrafund, Serv Cl 2	10,186,872
Fid VIP Gro & Inc, Serv Cl	3,867,154
Fid VIP Gro & Inc, Serv Cl 2	3,102,760
Fid VIP Mid Cap, Init Cl	949,034
Fid VIP Mid Cap, Serv Cl	1,205,337
Fid VIP Mid Cap, Serv Cl 2	2,633,652
Fid VIP Overseas, Serv Cl	1,041,073
Fid VIP Overseas, Serv Cl 2	1,533,200
Fid VIP Strategic Inc, Init Cl	581,208
Fid VIP Strategic Inc, Serv Cl 2	722,843
Frank Global Real Est, Cl 2	7,492,577
Frank Inc, Cl 1	121,613
Frank Inc, Cl 2	1,171,648
Frank Mutual Shares, Cl 1	112,794
Frank Mutual Shares, Cl 2	1,843,939
Frank Sm Cap Val, Cl 1	759,261
Frank Sm Cap Val, Cl 2	5,664,693
GS VIT Mid Cap Val, Inst	3,248,748
GS VIT Multi-Strategy Alt, Advisor	459,772
GS VIT Sm Cap Eq Insights, Inst	303,897
GS VIT U.S. Eq Insights, Inst	5,258,970
Inv Opp VI Dis Mid Cap Gro, Ser I	13,173,824
Invesco Opp VI Global, Ser I	607,325
Invesco Opp VI Global, Ser II	6,082,722
Inves Opp VI Gbl Strat Inc, Ser I	111,513
Inves Opp VI Gbl Strat Inc, Ser II	4,273,943
Inves Opp VI Mn St Sm Cap, Ser I	635,291
Inves Opp VI Mn St Sm Cap, Ser II	3,031,160
Invesco VI Am Fran, Ser I	2,617,438
Invesco VI Am Fran, Ser II	2,268,317
Invesco VI Bal Risk Alloc, Ser I	105,078
Invesco VI Bal Risk Alloc, Ser II	1,523,633
Invesco VI Comstock, Ser II	1,086,298
Invesco VI Core Eq, Ser I	24,108,750
Invesco VI Div Divd, Ser I	2,540,401
Invesco VI Intl Gro, Ser II	2,181,644
Invesco VI Tech, Ser I	6,178,950
Ivy VIP Asset Strategy, Cl II	330,205
Janus Henderson VIT Bal, Inst	1,546,432
Janus Henderson VIT Bal, Serv	1,094,232
Janus Henderson VIT Enter, Serv	2,631,638
Janus Henderson VIT Flex Bd, Inst	291,396
Janus Henderson VIT Flex Bd, Serv	457,068
Janus Hend VIT Gbl Tech Innov, Srv	11,095,476
Janus Henderson VIT Overseas, Serv	1,598,832
Janus Henderson VIT Res, Inst	283,070
Janus Henderson VIT Res, Serv	3,261,421

154	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

Division	Purchases
Lazard Ret Global Dyn MA, Inv	$210,861
Lazard Ret Global Dyn MA, Serv	965,568
MFS Mass Inv Gro Stock, Serv Cl	6,886,509
MFS New Dis, Serv Cl	5,886,963
MFS Utilities, Init Cl	511,370
MFS Utilities, Serv Cl	2,407,847
MS VIF Dis, Cl I	1,595,058
MS VIF Dis, Cl II	18,504,996
MS VIF Global Real Est, Cl II	1,474,961
NB AMT Sus Eq, Cl I	117,115
NB AMT Sus Eq, Cl S	246,461
NB AMT US Eq Index PW Strat, Cl S	215,685
PIMCO VIT All Asset, Advisor Cl	1,610,188
PIMCO VIT All Asset, Inst Cl	75,864
PIMCO VIT Glb Man As Alloc, Adv Cl	19,089
PIMCO VIT Tot Return, Advisor Cl	9,469,896
PIMCO VIT Tot Return, Inst Cl	422,643
Put VT Global Hlth Care, Cl IB	6,948,002
Put VT Hi Yield, Cl IB	759,912
Put VT Intl Eq, Cl IB	1,412,376
Put VT Sus Leaders, Cl IA	11,950,598
Put VT Sus Leaders, Cl IB	1,718,045
Royce Micro-Cap, Invest Cl	1,140,514
Temp Global Bond, Cl 1	111,309
Temp Global Bond, Cl 2	1,346,172
Third Ave VST FFI Strat	1,246,914
VanEck VIP Global Gold, Cl S	3,534,890
VP Aggr, Cl 1	9,250,953
VP Aggr, Cl 2	33,068,818
VP Aggr, Cl 4	22,538,345
VP Conserv, Cl 1	494,601
VP Conserv, Cl 2	25,198,613
VP Conserv, Cl 4	12,281,354
VP Man Vol Conserv, Cl 1	332,076
VP Man Vol Conserv, Cl 2	5,330,758
VP Man Vol Conserv Gro, Cl 1	382,941
VP Man Vol Conserv Gro, Cl 2	2,380,071
VP Man Vol Gro, Cl 1	4,088,648
VP Man Vol Gro, Cl 2	7,394,162
VP Man Vol Mod Gro, Cl 1	3,149,506

Division	Purchases
VP Man Vol Mod Gro, Cl 2	$9,550,487
VP Mod, Cl 1	6,962,070
VP Mod, Cl 2	40,595,930
VP Mod, Cl 4	28,181,360
VP Mod Aggr, Cl 1	23,762,962
VP Mod Aggr, Cl 2	71,010,857
VP Mod Aggr, Cl 4	32,715,300
VP Mod Conserv, Cl 1	1,015,386
VP Mod Conserv, Cl 2	20,336,329
VP Mod Conserv, Cl 4	13,203,612
VP Ptnrs Core Bond, Cl 1	147,909
VP Ptnrs Core Bond, Cl 2	732,087
VP Ptnrs Core Eq, Cl 1	17,706
VP Ptnrs Core Eq, Cl 2	145,227
VP Ptnrs Core Eq, Cl 3	377,338
VP Ptnrs Intl Core Eq, Cl 1	165,498
VP Ptnrs Intl Core Eq, Cl 2	316,426
VP Ptnrs Intl Gro, Cl 1	560,307
VP Ptnrs Intl Gro, Cl 2	1,348,094
VP Ptnrs Intl Val, Cl 1	270,139
VP Ptnrs Intl Val, Cl 2	423,697
VP Ptnrs Sm Cap Gro, Cl 1	98,419
VP Ptnrs Sm Cap Gro, Cl 2	252,273
VP Ptnrs Sm Cap Val, Cl 1	114,765
VP Ptnrs Sm Cap Val, Cl 2	109,520
VP Ptnrs Sm Cap Val, Cl 3	1,058,332
VP US Flex Conserv Gro, Cl 1	87,838
VP US Flex Gro, Cl 1	801,898
VP US Flex Mod Gro, Cl 1	1,219,095
Wanger Intl	6,432,284
Wanger USA	12,602,846
WF VT Index Asset Alloc, Cl 2	3,742,784
WF VT Intl Eq, Cl 2	1,916,325
WF VT Opp, Cl 1	74,252
WF VT Opp, Cl 2	1,893,181
WF VT Sm Cap Gro, Cl 1	1,224,257
WF VT Sm Cap Gro, Cl 2	7,418,910
WA Var Global Hi Yd Bond, Cl I	214,748
WA Var Global Hi\ Yd Bond, Cl II	99,222

8.  FINANCIAL HIGHLIGHTS

The table below shows certain financial information regarding the divisions.

	At December 31					For the year ended December 31
	Units (000s)	Accumulation unit value lowest to highest(1)			Net assets (000s)	Investment income ratio(2)	Expense ratio lowest to highest(3)			Total return lowest to highest(1)(4)
AB VPS Dyn Asset Alloc, Cl B
2020	372	$1.41	to	$1.24	$504	1.35%	0.00%	to	0.90%	4.86%	to	3.92%
2019	604	$1.34	to	$1.19	$791	1.86%	0.00%	to	0.90%	15.24%	to	14.21%
2018	620	$1.16	to	$1.05	$703	1.97%	0.00%	to	0.90%	(7.35%)	to	(8.18%)
2017	304	$1.26	to	$1.14	$363	2.28%	0.00%	to	0.90%	14.32%	to	13.30%
2016	189	$1.10	to	$1.00	$195	0.35%	0.00%	to	0.90%	3.37%	to	2.44%
AB VPS Gro & Inc, Cl B
2020	8,839	$2.30	to	$2.94	$28,975	1.34%	0.30%	to	0.90%	2.17%	to	1.55%
2019	9,166	$2.25	to	$2.90	$29,458	1.04%	0.30%	to	0.90%	23.24%	to	22.50%
2018	8,870	$1.82	to	$2.36	$23,417	0.74%	0.30%	to	0.90%	(6.13%)	to	(6.69%)
2017	9,091	$1.94	to	$2.53	$25,513	1.24%	0.30%	to	0.90%	18.24%	to	17.54%
2016	10,271	$1.64	to	$2.16	$24,139	0.82%	0.30%	to	0.90%	10.74%	to	10.08%

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	155

	At December 31					For the year ended December 31
	Units (000s)	Accumulation unit value lowest to highest(1)			Net assets (000s)	Investment income ratio(2)	Expense ratio lowest to highest(3)			Total return lowest to highest(1)(4)
AB VPS Intl Val, Cl B
2020	22,048	$1.39	to	$1.70	$38,291	1.55%	0.30%	to	0.90%	1.90%		to	1.29%
2019	23,116	$1.37	to	$1.68	$39,382	0.81%	0.30%	to	0.90%	16.44%		to	15.74%
2018	24,431	$1.17	to	$1.45	$35,752	1.09%	0.30%	to	0.90%	(23.21%)		to	(23.67%)
2017	25,595	$1.53	to	$1.90	$48,930	1.99%	0.30%	to	0.90%	24.72%		to	23.98%
2016	26,378	$1.23	to	$1.54	$41,047	1.08%	0.30%	to	0.90%	(1.09%)		to	(1.69%)
AB VPS Lg Cap Gro, Cl A
2020	2,396	$1.61	to	$1.61	$3,854	—	0.00%	to	0.00%	35.48%		to	35.48%
2019	541	$1.19	to	$1.19	$643	—	0.00%	to	0.00%	18.61	%(7)	to	18.61	%(7)
AB VPS Lg Cap Gro, Cl B
2020	11,217	$4.36	to	$4.17	$60,424	—	0.00%	to	0.90%	35.15%		to	33.94%
2019	9,516	$3.23	to	$3.11	$37,472	—	0.00%	to	0.90%	34.37%		to	33.16%
2018	8,583	$2.40	to	$2.34	$25,217	—	0.00%	to	0.90%	2.32%		to	1.40%
2017	7,628	$2.35	to	$2.31	$21,733	—	0.00%	to	0.90%	31.67%		to	30.50%
2016	6,072	$1.78	to	$1.77	$12,543	—	0.00%	to	0.90%	2.35%		to	1.44%
ALPS Alerian Engy Infr, Class I
2020	227	$0.76	to	$0.76	$174	4.77%	0.00%	to	0.00%	(24.85%)		to	(24.85%)
2019	64	$1.02	to	$1.02	$65	7.23%	0.00%	to	0.00%	1.46	%(7)	to	1.46	%(7)
ALPS Alerian Engy Infr, Class III
2020	7,533	$0.77	to	$0.59	$4,778	2.74%	0.00%	to	0.90%	(25.12%)		to	(25.80%)
2019	8,472	$1.02	to	$0.79	$7,152	1.60%	0.00%	to	0.90%	20.41%		to	19.33%
2018	9,081	$0.85	to	$0.66	$6,355	1.82%	0.00%	to	0.90%	(18.95%)		to	(19.68%)
2017	9,249	$1.05	to	$0.82	$8,003	1.80%	0.00%	to	0.90%	(0.84%)		to	(1.73%)
2016	9,479	$1.06	to	$0.84	$8,289	2.58%	0.00%	to	0.90%	40.79%		to	39.54%
AC VP Intl, Cl I
2020	5,718	$3.35	to	$1.80	$15,930	0.48%	0.45%	to	0.90%	25.32%		to	24.75%
2019	5,929	$2.68	to	$1.44	$13,264	0.88%	0.45%	to	0.90%	27.84%		to	27.27%
2018	6,633	$2.09	to	$1.13	$11,459	1.27%	0.45%	to	0.90%	(15.60%)		to	(15.99%)
2017	6,784	$2.48	to	$1.35	$14,003	0.88%	0.45%	to	0.90%	30.62%		to	30.03%
2016	7,583	$1.90	to	$1.04	$11,859	1.08%	0.45%	to	0.90%	(5.92%)		to	(6.34%)
AC VP Intl, Cl II
2020	5,964	$2.01	to	$2.83	$12,046	0.36%	0.30%	to	0.90%	25.28%		to	24.53%
2019	5,666	$1.61	to	$2.27	$9,179	0.75%	0.30%	to	0.90%	27.76%		to	26.99%
2018	6,777	$1.26	to	$1.79	$8,743	1.08%	0.30%	to	0.90%	(15.55%)		to	(16.06%)
2017	6,399	$1.49	to	$2.13	$9,815	0.72%	0.30%	to	0.90%	30.54%		to	29.76%
2016	5,857	$1.14	to	$1.64	$7,700	0.92%	0.30%	to	0.90%	(5.83%)		to	(6.40%)
AC VP Val, Cl I
2020	14,859	$1.15	to	$3.73	$50,999	2.30%	0.00%	to	0.90%	0.98%		to	0.07%
2019	15,898	$1.14	to	$3.73	$55,958	2.12%	0.00%	to	0.90%	13.24	%(7)	to	25.90%
2018	17,119	$2.79	to	$2.96	$48,580	1.64%	0.45%	to	0.90%	(9.56%)		to	(9.97%)
2017	19,186	$3.09	to	$3.29	$60,280	1.66%	0.45%	to	0.90%	8.26%		to	7.77%
2016	20,776	$2.85	to	$3.05	$60,449	1.75%	0.45%	to	0.90%	19.94%		to	19.40%
AC VP Val, Cl II
2020	14,585	$2.24	to	$3.13	$30,988	2.18%	0.00%	to	0.90%	0.83%		to	(0.07%)
2019	15,441	$2.23	to	$3.13	$32,823	1.96%	0.00%	to	0.90%	26.92%		to	25.78%
2018	16,527	$1.75	to	$2.49	$27,978	1.50%	0.00%	to	0.90%	(9.28%)		to	(10.09%)
2017	17,556	$1.93	to	$2.77	$33,212	1.51%	0.00%	to	0.90%	8.58%		to	7.60%
2016	16,039	$1.78	to	$2.57	$31,339	1.60%	0.00%	to	0.90%	20.28%		to	19.20%
BlackRock Global Alloc, Cl I
2020	842	$1.34	to	$1.34	$1,127	1.89%	0.00%	to	0.00%	21.01%		to	21.01%
2019	329	$1.11	to	$1.11	$364	4.02%	0.00%	to	0.00%	10.50	%(7)	to	10.50	%(7)
BlackRock Global Alloc, Cl III
2020	8,664	$1.85	to	$1.44	$13,455	1.31%	0.00%	to	0.90%	20.71%		to	19.63%
2019	9,575	$1.53	to	$1.20	$12,326	1.27%	0.00%	to	0.90%	17.75%		to	16.70%
2018	10,342	$1.30	to	$1.03	$11,274	0.86%	0.00%	to	0.90%	(7.58%)		to	(8.41%)
2017	10,065	$1.41	to	$1.12	$11,792	1.43%	0.00%	to	0.90%	13.71%		to	12.69%
2016	7,723	$1.24	to	$1.00	$7,948	1.30%	0.00%	to	0.90%	3.81%		to	2.88%

156	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

	At December 31					For the year ended December 31
	Units (000s)	Accumulation unit value lowest to highest(1)			Net assets (000s)	Investment income ratio(2)	Expense ratio lowest to highest(3)			Total return lowest to highest(1)(4)
Calvert VP SRI Bal, Cl I
2020	4,878	$2.09	to	$2.41	$14,181	1.58%	0.30%	to	0.90%	14.91%		to	14.22%
2019	4,308	$1.82	to	$2.11	$10,925	1.64%	0.30%	to	0.90%	24.03%		to	23.29%
2018	3,608	$1.47	to	$1.71	$7,311	1.75%	0.30%	to	0.90%	(2.96%)		to	(3.55%)
2017	3,368	$1.51	to	$1.77	$7,093	1.99%	0.30%	to	0.90%	11.66%		to	10.99%
2016	4,001	$1.35	to	$1.60	$7,493	1.85%	0.30%	to	0.90%	7.53%		to	6.89%
Col VP Bal, Cl 1
2020	2,380	$1.34	to	$1.34	$3,201	—	0.00%	to	0.00%	17.77%		to	17.77%
2019	646	$1.14	to	$1.14	$738	—	0.00%	to	0.00%	14.09	%(7)	to	14.09	%(7)
Col VP Bal, Cl 3
2020	78,112	$2.32	to	$2.57	$221,528	—	0.00%	to	0.90%	17.59%		to	16.53%
2019	80,271	$1.97	to	$2.20	$193,548	—	0.00%	to	0.90%	22.78%		to	21.68%
2018	86,317	$1.60	to	$1.81	$169,991	—	0.00%	to	0.90%	(5.89%)		to	(6.74%)
2017	92,846	$1.70	to	$1.94	$195,459	—	0.00%	to	0.90%	14.52%		to	13.50%
2016	95,608	$1.49	to	$1.71	$175,745	—	0.00%	to	0.90%	6.41%		to	5.45%
Col VP Commodity Strategy, Cl 1
2020	90	$1.00	to	$1.00	$90	12.64%	0.00%	to	0.00%	(1.29%)		to	(1.29%)
2019	11	$1.01	to	$1.01	$11	4.10%	0.00%	to	0.00%	1.75	%(7)	to	1.75	%(7)
Col VP Commodity Strategy, Cl 2
2020	422	$0.62	to	$0.62	$260	20.91%	0.00%	to	0.00%	(1.55%)		to	(1.55%)
2019	156	$0.63	to	$0.63	$98	0.85%	0.00%	to	0.00%	7.78%		to	7.78%
2018	139	$0.58	to	$0.58	$81	—	0.00%	to	0.00%	(14.17%)		to	(14.17%)
2017	109	$0.68	to	$0.68	$74	4.96%	0.00%	to	0.00%	1.71%		to	1.71%
2016	178	$0.67	to	$0.67	$119	—	0.00%	to	0.00%	12.36%		to	12.36%
Col VP Contrarian Core, Cl 1
2020	616	$1.46	to	$1.46	$896	—	0.00%	to	0.00%	22.35%		to	22.35%
2019	259	$1.19	to	$1.19	$309	—	0.00%	to	0.00%	18.83	%(7)	to	18.83	%(7)
Col VP Contrarian Core, Cl 2
2020	1,983	$2.46	to	$2.46	$4,881	—	0.00%	to	0.00%	22.00%		to	22.00%
2019	1,808	$2.02	to	$2.02	$3,648	—	0.00%	to	0.00%	32.81%		to	32.81%
2018	1,614	$1.52	to	$1.52	$2,452	—	0.00%	to	0.00%	(9.14%)		to	(9.14%)
2017	1,382	$1.67	to	$1.67	$2,311	—	0.00%	to	0.00%	21.48%		to	21.48%
2016	903	$1.38	to	$1.38	$1,243	—	0.00%	to	0.00%	8.41%		to	8.41%
Col VP Disciplined Core, Cl 1
2020	725	$1.27	to	$1.27	$924	—	0.00%	to	0.00%	14.12%		to	14.12%
2019	211	$1.12	to	$1.12	$236	—	0.00%	to	0.00%	11.60	%(7)	to	11.60	%(7)
Col VP Disciplined Core, Cl 2
2020	974	$2.83	to	$2.83	$2,757	—	0.00%	to	0.00%	13.83%		to	13.83%
2019	887	$2.49	to	$2.49	$2,206	—	0.00%	to	0.00%	24.47%		to	24.47%
2018	748	$2.00	to	$2.00	$1,494	—	0.00%	to	0.00%	(3.85%)		to	(3.85%)
2017	634	$2.08	to	$2.08	$1,317	—	0.00%	to	0.00%	24.06%		to	24.06%
2016	645	$1.67	to	$1.67	$1,080	—	0.00%	to	0.00%	7.82%		to	7.82%
Col VP Disciplined Core, Cl 3
2020	107,057	$2.76	to	$2.24	$308,477	—	0.30%	to	0.90%	13.64%		to	12.96%
2019	117,025	$2.43	to	$1.99	$297,717	—	0.30%	to	0.90%	24.26%		to	23.52%
2018	130,718	$1.96	to	$1.61	$267,129	—	0.30%	to	0.90%	(4.03%)		to	(4.60%)
2017	144,302	$2.04	to	$1.69	$307,465	—	0.30%	to	0.90%	23.85%		to	23.11%
2016	160,720	$1.65	to	$1.37	$274,822	—	0.30%	to	0.90%	7.61%		to	6.97%
Col VP Divd Opp, Cl 1
2020	1,021	$1.13	to	$1.13	$1,152	—	0.00%	to	0.00%	1.15%		to	1.15%
2019	279	$1.12	to	$1.12	$311	—	0.00%	to	0.00%	11.49	%(7)	to	11.49	%(7)
Col VP Divd Opp, Cl 2
2020	1,430	$2.10	to	$2.10	$3,007	—	0.00%	to	0.00%	0.90%		to	0.90%
2019	1,568	$2.08	to	$2.08	$3,268	—	0.00%	to	0.00%	23.76%		to	23.76%
2018	1,360	$1.68	to	$1.68	$2,290	—	0.00%	to	0.00%	(6.01%)		to	(6.01%)
2017	1,159	$1.79	to	$1.79	$2,076	—	0.00%	to	0.00%	14.12%		to	14.12%
2016	1,088	$1.57	to	$1.57	$1,708	—	0.00%	to	0.00%	13.41%		to	13.41%

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	157

	At December 31					For the year ended December 31
	Units (000s)	Accumulation unit value lowest to highest(1)			Net assets (000s)	Investment income ratio(2)	Expense ratio lowest to highest(3)			Total return lowest to highest(1)(4)
Col VP Divd Opp, Cl 3
2020	58,981	$2.03	to	$3.32	$184,016	—	0.30%	to	0.90%	0.72%		to	0.12%
2019	64,372	$2.02	to	$3.31	$200,604	—	0.30%	to	0.90%	23.55%		to	22.81%
2018	69,418	$1.63	to	$2.70	$175,842	—	0.30%	to	0.90%	(6.15%)		to	(6.72%)
2017	76,997	$1.74	to	$2.89	$209,234	—	0.30%	to	0.90%	13.94%		to	13.26%
2016	81,382	$1.53	to	$2.55	$203,016	—	0.30%	to	0.90%	13.18%		to	12.50%
Col VP Emerg Mkts Bond, Cl 1
2020	133	$1.14	to	$1.14	$151	3.92%	0.00%	to	0.00%	7.43%		to	7.43%
2019	23	$1.06	to	$1.06	$25	5.30%	0.00%	to	0.00%	5.89	%(7)	to	5.89	%(7)
Col VP Emerg Mkts Bond, Cl 2
2020	492	$1.39	to	$1.39	$683	3.35%	0.00%	to	0.00%	7.16%		to	7.16%
2019	413	$1.30	to	$1.30	$535	4.96%	0.00%	to	0.00%	12.08%		to	12.08%
2018	461	$1.16	to	$1.16	$532	4.37%	0.00%	to	0.00%	(7.38%)		to	(7.38%)
2017	297	$1.25	to	$1.25	$370	4.39%	0.00%	to	0.00%	11.69%		to	11.69%
2016	211	$1.12	to	$1.12	$236	2.65%	0.00%	to	0.00%	11.08%		to	11.08%
Col VP Emer Mkts, Cl 1
2020	1,249	$1.58	to	$1.58	$1,967	0.49%	0.00%	to	0.00%	33.54%		to	33.54%
2019	332	$1.18	to	$1.18	$391	0.03%	0.00%	to	0.00%	16.49	%(7)	to	16.49	%(7)
Col VP Emer Mkts, Cl 2
2020	4,306	$2.10	to	$2.10	$9,029	0.40%	0.00%	to	0.00%	33.17%		to	33.17%
2019	3,862	$1.57	to	$1.57	$6,081	0.14%	0.00%	to	0.00%	31.27%		to	31.27%
2018	3,695	$1.20	to	$1.20	$4,432	0.26%	0.00%	to	0.00%	(21.67%)		to	(21.67%)
2017	2,944	$1.53	to	$1.53	$4,508	0.01%	0.00%	to	0.00%	46.89%		to	46.89%
2016	1,293	$1.04	to	$1.04	$1,347	0.06%	0.00%	to	0.00%	4.81%		to	4.81%
Col VP Emer Mkts, Cl 3
2020	19,482	$1.92	to	$4.43	$62,312	0.55%	0.30%	to	0.90%	32.96%		to	32.17%
2019	21,111	$1.44	to	$3.35	$51,169	0.17%	0.30%	to	0.90%	31.04%		to	30.25%
2018	22,418	$1.10	to	$2.57	$42,024	0.46%	0.30%	to	0.90%	(21.81%)		to	(22.29%)
2017	22,826	$1.41	to	$3.31	$56,003	0.09%	0.30%	to	0.90%	46.62%		to	45.74%
2016	19,191	$0.96	to	$2.27	$36,907	0.10%	0.30%	to	0.90%	4.66%		to	4.03%
Col VP Global Strategic Inc, Cl 2
2020	225	$1.01	to	$1.01	$228	5.70%	0.00%	to	0.00%	4.59%		to	4.59%
2019	310	$0.97	to	$0.97	$300	—	0.00%	to	0.00%	10.75%		to	10.75%
2018	291	$0.87	to	$0.87	$254	3.72%	0.00%	to	0.00%	(5.51%)		to	(5.51%)
2017	235	$0.92	to	$0.92	$217	—	0.00%	to	0.00%	5.69%		to	5.69%
2016	211	$0.87	to	$0.87	$184	—	0.00%	to	0.00%	(1.35%)		to	(1.35%)
Col VP Global Strategic Inc, Cl 3
2020	15,975	$0.98	to	$1.87	$20,343	5.05%	0.30%	to	0.90%	4.36%		to	3.74%
2019	16,008	$0.94	to	$1.80	$19,641	—	0.30%	to	0.90%	10.58%		to	9.91%
2018	15,688	$0.85	to	$1.64	$17,710	4.24%	0.30%	to	0.90%	(5.62%)		to	(6.19%)
2017	17,075	$0.90	to	$1.75	$20,798	—	0.30%	to	0.90%	5.46%		to	4.83%
2016	17,191	$0.86	to	$1.67	$21,415	—	0.30%	to	0.90%	(1.52%)		to	(2.11%)
Col VP Govt Money Mkt, Cl 1
2020	2,100	$1.02	to	$1.02	$2,139	0.08%	0.00%	to	0.00%	0.30%		to	0.30%
2019	173	$1.02	to	$1.02	$176	1.63%	0.00%	to	0.00%	1.56	%(7)	to	1.56	%(7)
Col VP Govt Money Mkt, Cl 2
2020	6,819	$1.03	to	$1.03	$7,049	0.13%	0.00%	to	0.00%	0.24%		to	0.24%
2019	3,712	$1.03	to	$1.03	$3,829	1.59%	0.00%	to	0.00%	1.64%		to	1.64%
2018	3,531	$1.01	to	$1.01	$3,583	1.33%	0.00%	to	0.00%	1.26%		to	1.26%
2017	1,995	$1.00	to	$1.00	$1,999	0.12%	0.00%	to	0.00%	0.17%		to	0.17%
2016	2,084	$1.00	to	$1.00	$2,087	0.01%	0.00%	to	0.00%	0.01%		to	0.01%
Col VP Govt Money Mkt, Cl 3
2020	49,065	$1.03	to	$1.09	$49,384	0.20%	0.20%	to	0.90%	0.08%		to	(0.61%)
2019	37,229	$1.03	to	$1.10	$37,658	1.71%	0.20%	to	0.90%	1.56%		to	0.86%
2018	38,436	$1.01	to	$1.09	$38,547	1.36%	0.20%	to	0.90%	1.17%		to	0.47%
2017	42,266	$1.00	to	$1.09	$42,162	0.29%	0.20%	to	0.90%	0.17	%(5)	to	(0.60%)
2016	46,641	$0.99	to	$1.09	$47,393	0.01%	0.30%	to	0.90%	(0.29%)		to	(0.87%)

158	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

	At December 31					For the year ended December 31
	Units (000s)	Accumulation unit value lowest to highest(1)			Net assets (000s)	Investment income ratio(2)	Expense ratio lowest to highest(3)			Total return lowest to highest(1)(4)
Col VP Hi Yield Bond, Cl 1
2020	471	$1.17	to	$1.17	$552	6.29%	0.00%	to	0.00%	6.67%		to	6.67%
2019	207	$1.10	to	$1.10	$227	4.40%	0.00%	to	0.00%	9.74	%(7)	to	9.74	%(7)
Col VP Hi Yield Bond, Cl 2
2020	1,243	$1.60	to	$1.60	$1,986	5.94%	0.00%	to	0.00%	6.31%		to	6.31%
2019	1,271	$1.50	to	$1.50	$1,911	5.56%	0.00%	to	0.00%	16.52%		to	16.52%
2018	1,034	$1.29	to	$1.29	$1,334	5.45%	0.00%	to	0.00%	(4.00%)		to	(4.00%)
2017	1,022	$1.34	to	$1.34	$1,373	5.20%	0.00%	to	0.00%	6.17%		to	6.17%
2016	1,014	$1.27	to	$1.27	$1,284	6.25%	0.00%	to	0.00%	11.65%		to	11.65%
Col VP Hi Yield Bond, Cl 3
2020	19,746	$1.54	to	$3.08	$51,630	5.68%	0.30%	to	0.90%	6.23%		to	5.59%
2019	21,303	$1.45	to	$2.91	$52,931	5.78%	0.30%	to	0.90%	16.37%		to	15.67%
2018	22,533	$1.25	to	$2.52	$48,252	5.53%	0.30%	to	0.90%	(4.29%)		to	(4.86%)
2017	25,316	$1.30	to	$2.65	$57,290	5.40%	0.30%	to	0.90%	6.09%		to	5.45%
2016	25,517	$1.23	to	$2.51	$58,044	6.04%	0.30%	to	0.90%	11.39%		to	10.72%
Col VP Inc Opp, Cl 1
2020	275	$1.16	to	$1.16	$320	5.30%	0.00%	to	0.00%	5.90%		to	5.90%
2019	112	$1.10	to	$1.10	$122	4.93%	0.00%	to	0.00%	9.50	%(7)	to	9.50	%(7)
Col VP Inc Opp, Cl 2
2020	698	$1.56	to	$1.56	$1,089	4.57%	0.00%	to	0.00%	5.67%		to	5.67%
2019	804	$1.48	to	$1.48	$1,187	4.75%	0.00%	to	0.00%	16.12%		to	16.12%
2018	698	$1.27	to	$1.27	$888	4.66%	0.00%	to	0.00%	(3.90%)		to	(3.90%)
2017	592	$1.32	to	$1.32	$783	5.92%	0.00%	to	0.00%	6.20%		to	6.20%
2016	528	$1.25	to	$1.25	$659	11.25%	0.00%	to	0.00%	10.80%		to	10.80%
Col VP Inc Opp, Cl 3
2020	8,187	$1.50	to	$2.33	$18,315	4.57%	0.30%	to	0.90%	5.42%		to	4.79%
2019	9,469	$1.42	to	$2.22	$20,217	4.90%	0.30%	to	0.90%	15.88%		to	15.19%
2018	9,632	$1.23	to	$1.93	$17,907	4.87%	0.30%	to	0.90%	(4.15%)		to	(4.73%)
2017	11,844	$1.28	to	$2.02	$23,430	6.09%	0.30%	to	0.90%	6.07%		to	5.43%
2016	12,080	$1.21	to	$1.92	$23,585	12.07%	0.30%	to	0.90%	10.53%		to	9.86%
Col VP Inter Bond, Cl 1
2020	909	$1.21	to	$1.21	$1,098	2.79%	0.00%	to	0.00%	12.58%		to	12.58%
2019	364	$1.07	to	$1.07	$391	0.55%	0.00%	to	0.00%	7.33	%(7)	to	7.33	%(7)
Col VP Inter Bond, Cl 2
2020	2,196	$1.38	to	$1.38	$3,040	2.79%	0.00%	to	0.00%	12.28%		to	12.28%
2019	1,109	$1.23	to	$1.23	$1,367	3.28%	0.00%	to	0.00%	9.03%		to	9.03%
2018	722	$1.13	to	$1.13	$817	1.94%	0.00%	to	0.00%	0.15%		to	0.15%
2017	753	$1.13	to	$1.13	$851	2.37%	0.00%	to	0.00%	3.62%		to	3.62%
2016	697	$1.09	to	$1.09	$760	1.59%	0.00%	to	0.00%	4.43%		to	4.43%
Col VP Inter Bond, Cl 3
2020	61,659	$1.34	to	$2.28	$112,164	2.76%	0.30%	to	0.90%	12.11%		to	11.44%
2019	57,052	$1.20	to	$2.05	$93,770	3.08%	0.30%	to	0.90%	8.79%		to	8.14%
2018	56,412	$1.10	to	$1.89	$85,880	2.22%	0.30%	to	0.90%	(0.04%)		to	(0.64%)
2017	61,383	$1.10	to	$1.91	$94,676	2.67%	0.30%	to	0.90%	3.42%		to	2.80%
2016	60,870	$1.06	to	$1.85	$96,573	1.66%	0.30%	to	0.90%	4.23%		to	3.60%
Col VP Lg Cap Gro, Cl 1
2020	1,045	$1.61	to	$1.61	$1,684	—	0.00%	to	0.00%	34.74%		to	34.74%
2019	341	$1.20	to	$1.20	$408	—	0.00%	to	0.00%	19.30	%(7)	to	19.30	%(7)
Col VP Lg Cap Gro, Cl 2
2020	1,612	$3.68	to	$3.68	$5,934	—	0.00%	to	0.00%	34.41%		to	34.41%
2019	1,412	$2.74	to	$2.74	$3,867	—	0.00%	to	0.00%	35.53%		to	35.53%
2018	1,270	$2.02	to	$2.02	$2,567	—	0.00%	to	0.00%	(4.14%)		to	(4.14%)
2017	1,040	$2.11	to	$2.11	$2,193	—	0.00%	to	0.00%	27.84%		to	27.84%
2016	845	$1.65	to	$1.65	$1,393	—	0.00%	to	0.00%	1.02%		to	1.02%

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	159

	At December 31					For the year ended December 31
	Units (000s)	Accumulation unit value lowest to highest(1)			Net assets (000s)	Investment income ratio(2)	Expense ratio lowest to highest(3)			Total return lowest to highest(1)(4)
Col VP Lg Cap Gro, Cl 3
2020	18,422	$3.61	to	$2.05	$83,570	—	0.30%	to	0.90%	34.16%		to	33.36%
2019	18,686	$2.69	to	$1.54	$62,956	—	0.30%	to	0.90%	35.35%		to	34.54%
2018	21,072	$1.99	to	$1.14	$51,873	—	0.30%	to	0.90%	(4.38%)		to	(4.96%)
2017	23,195	$2.08	to	$1.20	$58,878	—	0.30%	to	0.90%	27.56%		to	26.80%
2016	30,115	$1.63	to	$0.95	$49,268	—	0.30%	to	0.90%	0.87%		to	0.26%
Col VP Lg Cap Index, Cl 1
2020	4,417	$1.39	to	$1.39	$6,120	—	0.00%	to	0.00%	18.03%		to	18.03%
2019	1,444	$1.17	to	$1.17	$1,696	—	0.00%	to	0.00%	17.25	%(7)	to	17.25	%(7)
Col VP Lg Cap Index, Cl 3
2020	34,094	$3.05	to	$2.93	$132,339	—	0.00%	to	0.90%	17.90%		to	16.85%
2019	35,383	$2.58	to	$2.50	$117,211	—	0.00%	to	0.90%	30.95%		to	29.78%
2018	36,453	$1.97	to	$1.93	$92,629	—	0.00%	to	0.90%	(4.81%)		to	(5.67%)
2017	35,936	$2.07	to	$2.05	$96,909	—	0.00%	to	0.90%	21.29%		to	20.20%
2016	34,342	$1.71	to	$1.70	$75,415	—	0.00%	to	0.90%	11.51%		to	10.50%
Col VP Limited Duration Cr, Cl 1
2020	243	$1.12	to	$1.12	$273	4.03%	0.00%	to	0.00%	5.90%		to	5.90%
2019	100	$1.06	to	$1.06	$107	2.26%	0.00%	to	0.00%	5.98	%(7)	to	5.98	%(7)
Col VP Limited Duration Cr, Cl 2
2020	12,848	$1.22	to	$1.06	$14,161	2.59%	0.00%	to	0.90%	5.57%		to	4.62%
2019	7,025	$1.16	to	$1.02	$7,378	2.12%	0.00%	to	0.90%	7.47%		to	6.50%
2018	4,748	$1.08	to	$0.96	$4,658	1.58%	0.00%	to	0.90%	(0.02%)		to	(0.92%)
2017	3,929	$1.08	to	$0.96	$3,869	2.10%	0.00%	to	0.90%	1.80%		to	0.89%
2016	3,365	$1.06	to	$0.96	$3,262	3.48%	0.00%	to	0.90%	5.28%		to	4.33%
Col VP Long Govt/Cr Bond, Cl 1
2020	84	$1.37	to	$1.37	$115	3.02%	0.00%	to	0.00%	17.25%		to	17.25%
2019	22	$1.17	to	$1.17	$26	3.14%	0.00%	to	0.00%	16.90	%(7)	to	16.90	%(7)
Col VP Long Govt/Cr Bond, Cl 2
2020	137	$1.58	to	$1.58	$216	2.57%	0.00%	to	0.00%	17.08%		to	17.08%
2019	104	$1.35	to	$1.35	$140	2.37%	0.00%	to	0.00%	19.42%		to	19.42%
2018	112	$1.13	to	$1.13	$126	3.49%	0.00%	to	0.00%	(5.38%)		to	(5.38%)
2017	106	$1.19	to	$1.19	$126	3.06%	0.00%	to	0.00%	10.99%		to	10.99%
2016	89	$1.08	to	$1.08	$96	1.63%	0.00%	to	0.00%	2.79%		to	2.79%
Col VP Mid Cap Gro, Cl 1
2020	747	$1.58	to	$1.58	$1,177	—	0.00%	to	0.00%	35.42%		to	35.42%
2019	206	$1.16	to	$1.16	$240	—	0.00%	to	0.00%	16.33	%(7)	to	16.33	%(7)
Col VP Mid Cap Gro, Cl 2
2020	853	$3.22	to	$3.22	$2,746	—	0.00%	to	0.00%	35.08%		to	35.08%
2019	711	$2.38	to	$2.38	$1,694	—	0.00%	to	0.00%	34.83%		to	34.83%
2018	741	$1.77	to	$1.77	$1,311	—	0.00%	to	0.00%	(4.98%)		to	(4.98%)
2017	470	$1.86	to	$1.86	$874	—	0.00%	to	0.00%	22.67%		to	22.67%
2016	338	$1.52	to	$1.52	$513	—	0.00%	to	0.00%	2.03%		to	2.03%
Col VP Mid Cap Gro, Cl 3
2020	4,831	$3.19	to	$4.25	$25,490	—	0.30%	to	0.90%	34.83%		to	34.02%
2019	4,675	$2.37	to	$3.17	$18,273	—	0.30%	to	0.90%	34.62%		to	33.81%
2018	5,129	$1.76	to	$2.37	$14,820	—	0.30%	to	0.90%	(5.14%)		to	(5.71%)
2017	5,459	$1.85	to	$2.51	$16,552	—	0.30%	to	0.90%	22.42%		to	21.69%
2016	5,658	$1.51	to	$2.07	$14,078	—	0.30%	to	0.90%	1.86%		to	1.24%
Col VP Overseas Core, Cl 1
2020	381	$1.22	to	$1.22	$467	1.80%	0.00%	to	0.00%	9.12%		to	9.12%
2019	71	$1.12	to	$1.12	$80	2.33%	0.00%	to	0.00%	11.40	%(7)	to	11.40	%(7)
Col VP Overseas Core, Cl 2
2020	1,322	$1.72	to	$1.72	$2,277	1.44%	0.00%	to	0.00%	8.83%		to	8.83%
2019	1,062	$1.58	to	$1.58	$1,681	1.84%	0.00%	to	0.00%	25.15%		to	25.15%
2018	956	$1.26	to	$1.26	$1,209	2.49%	0.00%	to	0.00%	(16.81%)		to	(16.81%)
2017	836	$1.52	to	$1.52	$1,271	1.77%	0.00%	to	0.00%	27.18%		to	27.18%
2016	723	$1.20	to	$1.20	$865	1.40%	0.00%	to	0.00%	(6.27%)		to	(6.27%)

160	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

	At December 31					For the year ended December 31
	Units (000s)	Accumulation unit value lowest to highest(1)			Net assets (000s)	Investment income ratio(2)	Expense ratio lowest to highest(3)			Total return lowest to highest(1)(4)
Col VP Overseas Core, Cl 3
2020	36,440	$1.63	to	$1.43	$61,801	1.56%	0.30%	to	0.90%	8.60%		to	7.95%
2019	39,743	$1.51	to	$1.32	$61,964	1.96%	0.30%	to	0.90%	24.95%		to	24.20%
2018	44,069	$1.20	to	$1.06	$55,000	2.68%	0.30%	to	0.90%	(16.95%)		to	(17.45%)
2017	48,797	$1.45	to	$1.29	$73,432	1.96%	0.30%	to	0.90%	26.99%		to	26.23%
2016	54,426	$1.14	to	$1.02	$63,844	1.50%	0.30%	to	0.90%	(6.38%)		to	(6.95%)
Col VP Select Lg Cap Val, Cl 1
2020	439	$1.20	to	$1.20	$528	—	0.00%	to	0.00%	7.08%		to	7.08%
2019	87	$1.12	to	$1.12	$98	—	0.00%	to	0.00%	12.12	%(7)	to	12.12	%(7)
Col VP Select Lg Cap Val, Cl 2
2020	894	$2.66	to	$2.66	$2,374	—	0.00%	to	0.00%	6.81%		to	6.81%
2019	757	$2.49	to	$2.49	$1,881	—	0.00%	to	0.00%	26.43%		to	26.43%
2018	697	$1.97	to	$1.97	$1,371	—	0.00%	to	0.00%	(12.45%)		to	(12.45%)
2017	634	$2.25	to	$2.25	$1,425	—	0.00%	to	0.00%	20.71%		to	20.71%
2016	505	$1.86	to	$1.86	$939	—	0.00%	to	0.00%	19.63%		to	19.63%
Col VP Select Lg Cap Val, Cl 3
2020	5,409	$2.50	to	$2.85	$19,128	—	0.30%	to	0.90%	6.63%		to	6.00%
2019	5,651	$2.35	to	$2.69	$18,409	—	0.30%	to	0.90%	26.16%		to	25.41%
2018	5,821	$1.86	to	$2.15	$15,015	—	0.30%	to	0.90%	(12.57%)		to	(13.10%)
2017	4,985	$2.13	to	$2.47	$14,543	—	0.30%	to	0.90%	20.44%		to	19.73%
2016	4,453	$1.77	to	$2.06	$10,717	—	0.30%	to	0.90%	19.46%		to	18.74%
Col VP Select Mid Cap Val, Cl 1
2020	270	$1.21	to	$1.21	$327	—	0.00%	to	0.00%	7.48%		to	7.48%
2019	75	$1.12	to	$1.12	$84	—	0.00%	to	0.00%	12.64	%(7)	to	12.64	%(7)
Col VP Select Mid Cap Val, Cl 2
2020	1,049	$2.46	to	$2.46	$2,578	—	0.00%	to	0.00%	7.25%		to	7.25%
2019	1,078	$2.29	to	$2.29	$2,470	—	0.00%	to	0.00%	31.25%		to	31.25%
2018	942	$1.75	to	$1.75	$1,645	—	0.00%	to	0.00%	(13.51%)		to	(13.51%)
2017	830	$2.02	to	$2.02	$1,677	—	0.00%	to	0.00%	13.28%		to	13.28%
2016	686	$1.78	to	$1.78	$1,223	—	0.00%	to	0.00%	13.85%		to	13.85%
Col VP Select Mid Cap Val, Cl 3
2020	3,971	$2.32	to	$2.81	$13,386	—	0.30%	to	0.90%	7.09%		to	6.45%
2019	4,860	$2.17	to	$2.64	$15,381	—	0.30%	to	0.90%	31.03%		to	30.24%
2018	5,113	$1.65	to	$2.02	$12,349	—	0.30%	to	0.90%	(13.67%)		to	(14.18%)
2017	5,846	$1.92	to	$2.36	$15,927	—	0.30%	to	0.90%	13.05%		to	12.37%
2016	6,498	$1.69	to	$2.10	$15,053	—	0.30%	to	0.90%	13.66%		to	12.98%
Col VP Select Sm Cap Val, Cl 1
2020	308	$1.10	to	$1.10	$340	—	0.00%	to	0.00%	9.19%		to	9.19%
2019	92	$1.01	to	$1.01	$93	—	0.00%	to	0.00%	1.17	%(7)	to	1.17	%(7)
Col VP Select Sm Cap Val, Cl 2
2020	640	$2.31	to	$2.31	$1,482	—	0.00%	to	0.00%	8.92%		to	8.92%
2019	588	$2.13	to	$2.13	$1,249	—	0.00%	to	0.00%	17.44%		to	17.44%
2018	527	$1.81	to	$1.81	$953	—	0.00%	to	0.00%	(12.82%)		to	(12.82%)
2017	395	$2.08	to	$2.08	$821	—	0.00%	to	0.00%	12.07%		to	12.07%
2016	322	$1.85	to	$1.85	$596	—	0.00%	to	0.00%	13.66%		to	13.66%
Col VP Select Sm Cap Val, Cl 3
2020	4,250	$2.21	to	$3.24	$15,664	—	0.30%	to	0.90%	8.73%		to	8.08%
2019	4,561	$2.04	to	$2.99	$15,582	—	0.30%	to	0.90%	17.23%		to	16.53%
2018	4,965	$1.74	to	$2.57	$14,494	—	0.30%	to	0.90%	(12.96%)		to	(13.48%)
2017	5,313	$2.00	to	$2.97	$17,913	—	0.30%	to	0.90%	11.86%		to	11.20%
2016	5,874	$1.78	to	$2.67	$17,690	—	0.30%	to	0.90%	13.49%		to	12.81%
Col VP Strategic Inc, Cl 1
2020	813	$1.14	to	$1.14	$928	3.59%	0.00%	to	0.00%	6.82%		to	6.82%
2019	404	$1.07	to	$1.07	$432	4.19%	0.00%	to	0.00%	6.66	%(7)	to	6.66	%(7)

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	161

	At December 31					For the year ended December 31
	Units (000s)	Accumulation unit value lowest to highest(1)			Net assets (000s)	Investment income ratio(2)	Expense ratio lowest to highest(3)			Total return lowest to highest(1)(4)
Col VP Strategic Inc, Cl 2
2020	1,810	$1.42	to	$1.42	$2,563	3.42%	0.00%	to	0.00%	6.62%		to	6.62%
2019	1,732	$1.33	to	$1.33	$2,300	3.58%	0.00%	to	0.00%	10.22%		to	10.22%
2018	1,208	$1.20	to	$1.20	$1,455	3.47%	0.00%	to	0.00%	(0.64%)		to	(0.64%)
2017	952	$1.21	to	$1.21	$1,155	2.69%	0.00%	to	0.00%	5.90%		to	5.90%
2016	533	$1.15	to	$1.15	$610	10.34%	0.00%	to	0.00%	9.05%		to	9.05%
Col VP US Govt Mtge, Cl 1
2020	87	$1.11	to	$1.11	$97	2.59%	0.00%	to	0.00%	5.09%		to	5.09%
2019	16	$1.06	to	$1.06	$17	1.17%	0.00%	to	0.00%	5.80	%(7)	to	5.80	%(7)
Col VP US Govt Mtge, Cl 2
2020	454	$1.26	to	$1.26	$572	2.66%	0.00%	to	0.00%	4.85%		to	4.85%
2019	344	$1.20	to	$1.20	$413	2.29%	0.00%	to	0.00%	6.50%		to	6.50%
2018	186	$1.13	to	$1.13	$210	2.50%	0.00%	to	0.00%	1.60%		to	1.60%
2017	202	$1.11	to	$1.11	$224	2.77%	0.00%	to	0.00%	2.99%		to	2.99%
2016	202	$1.08	to	$1.08	$218	2.59%	0.00%	to	0.00%	2.45%		to	2.45%
Col VP US Govt Mtge, Cl 3
2020	16,767	$1.24	to	$1.58	$22,823	2.52%	0.30%	to	0.90%	4.64%		to	4.01%
2019	15,922	$1.18	to	$1.52	$20,799	2.66%	0.30%	to	0.90%	6.30%		to	5.66%
2018	16,363	$1.11	to	$1.44	$20,212	2.72%	0.30%	to	0.90%	1.41%		to	0.80%
2017	19,074	$1.10	to	$1.43	$23,460	2.81%	0.30%	to	0.90%	2.91%		to	2.29%
2016	19,608	$1.07	to	$1.40	$24,105	2.81%	0.30%	to	0.90%	2.28%		to	1.66%
CS Commodity Return
2020	8,330	$0.56	to	$0.46	$5,090	5.87%	0.30%	to	0.90%	(1.77%)		to	(2.36%)
2019	8,533	$0.57	to	$0.48	$5,309	0.88%	0.30%	to	0.90%	6.37%		to	5.73%
2018	8,774	$0.54	to	$0.45	$5,065	2.58%	0.30%	to	0.90%	(11.92%)		to	(12.46%)
2017	9,656	$0.61	to	$0.51	$6,247	9.11%	0.30%	to	0.90%	1.21%		to	0.61%
2016	10,897	$0.60	to	$0.51	$6,640	—	0.30%	to	0.90%	11.69%		to	11.02%
CTIVP AC Div Bond, Cl 1
2020	306	$1.16	to	$1.16	$356	2.37%	0.00%	to	0.00%	8.55%		to	8.55%
2019	74	$1.07	to	$1.07	$80	1.24%	0.00%	to	0.00%	7.41	%(7)	to	7.41	%(7)
CTIVP AC Div Bond, Cl 2
2020	240	$1.31	to	$1.31	$314	1.72%	0.00%	to	0.00%	8.24%		to	8.24%
2019	225	$1.21	to	$1.21	$271	5.62%	0.00%	to	0.00%	9.40%		to	9.40%
2018	186	$1.10	to	$1.10	$206	2.57%	0.00%	to	0.00%	(1.31%)		to	(1.31%)
2017	124	$1.12	to	$1.12	$138	2.12%	0.00%	to	0.00%	4.65%		to	4.65%
2016	101	$1.07	to	$1.07	$108	1.39%	0.00%	to	0.00%	3.42%		to	3.42%
CTIVP BR Gl Infl Prot Sec, Cl 1
2020	85	$1.16	to	$1.16	$98	0.71%	0.00%	to	0.00%	9.37%		to	9.37%
2019	8	$1.06	to	$1.06	$9	1.14%	0.00%	to	0.00%	6.14	%(7)	to	6.14	%(7)
CTIVP BR Gl Infl Prot Sec, Cl 2
2020	649	$1.32	to	$1.32	$856	0.46%	0.00%	to	0.00%	8.97%		to	8.97%
2019	515	$1.21	to	$1.21	$624	3.09%	0.00%	to	0.00%	7.63%		to	7.63%
2018	441	$1.12	to	$1.12	$496	—	0.00%	to	0.00%	(0.71%)		to	(0.71%)
2017	349	$1.13	to	$1.13	$395	2.31%	0.00%	to	0.00%	2.46%		to	2.46%
2016	212	$1.11	to	$1.11	$234	—	0.00%	to	0.00%	8.42%		to	8.42%
CTIVP BR Gl Infl Prot Sec, Cl 3
2020	7,785	$1.30	to	$1.64	$12,147	0.56%	0.30%	to	0.90%	8.79%		to	8.14%
2019	7,497	$1.20	to	$1.52	$10,781	3.14%	0.30%	to	0.90%	7.49%		to	6.85%
2018	7,886	$1.11	to	$1.42	$10,627	—	0.30%	to	0.90%	(0.81%)		to	(1.41%)
2017	8,216	$1.12	to	$1.44	$11,277	2.36%	0.30%	to	0.90%	2.24%		to	1.63%
2016	8,297	$1.10	to	$1.42	$11,487	—	0.30%	to	0.90%	8.18%		to	7.52%
CTIVP CenterSquare Real Est, Cl 1
2020	622	$1.06	to	$1.06	$658	4.75%	0.00%	to	0.00%	(4.87%)		to	(4.87%)
2019	200	$1.11	to	$1.11	$222	1.65%	0.00%	to	0.00%	12.01	%(7)	to	12.01	%(7)

162	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

	At December 31					For the year ended December 31
	Units (000s)	Accumulation unit value lowest to highest(1)			Net assets (000s)	Investment income ratio(2)	Expense ratio lowest to highest(3)			Total return lowest to highest(1)(4)
CTIVP CenterSquare Real Est, Cl 2
2020	1,235	$1.57	to	$1.57	$1,944	4.12%	0.00%	to	0.00%	(5.18%)		to	(5.18%)
2019	1,595	$1.66	to	$1.66	$2,648	1.59%	0.00%	to	0.00%	26.16%		to	26.16%
2018	1,266	$1.32	to	$1.32	$1,667	1.68%	0.00%	to	0.00%	(5.85%)		to	(5.85%)
2017	1,091	$1.40	to	$1.40	$1,525	1.82%	0.00%	to	0.00%	5.74%		to	5.74%
2016	1,007	$1.32	to	$1.32	$1,331	1.50%	0.00%	to	0.00%	4.76%		to	4.76%
CTIVP Lazard Intl Eq Adv, Cl 1
2020	1,029	$1.12	to	$1.12	$1,149	0.10%	0.00%	to	0.00%	4.45%		to	4.45%
2019	262	$1.07	to	$1.07	$280	2.45%	0.00%	to	0.00%	6.80	%(7)	to	6.80	%(7)
CTIVP Lazard Intl Eq Adv, Cl 2
2020	2,296	$1.29	to	$1.29	$2,970	0.16%	0.00%	to	0.00%	4.17%		to	4.17%
2019	1,944	$1.24	to	$1.24	$2,414	2.58%	0.00%	to	0.00%	16.58%		to	16.58%
2018	1,634	$1.06	to	$1.06	$1,740	1.98%	0.00%	to	0.00%	(16.21%)		to	(16.21%)
2017	1,035	$1.27	to	$1.27	$1,316	1.16%	0.00%	to	0.00%	23.65%		to	23.65%
2016	240	$1.03	to	$1.03	$246	1.41%	0.00%	to	0.00%	3.87%		to	3.87%
CTIVP Loomis Sayles Gro, Cl 1
2020	472	$1.55	to	$1.55	$730	—	0.00%	to	0.00%	31.93%		to	31.93%
2019	155	$1.17	to	$1.17	$182	—	0.00%	to	0.00%	17.05	%(7)	to	17.05	%(7)
CTIVP Loomis Sayles Gro, Cl 2
2020	699	$3.77	to	$3.77	$2,637	—	0.00%	to	0.00%	31.61%		to	31.61%
2019	578	$2.87	to	$2.87	$1,657	—	0.00%	to	0.00%	31.43%		to	31.43%
2018	469	$2.18	to	$2.18	$1,023	—	0.00%	to	0.00%	(2.65%)		to	(2.65%)
2017	332	$2.24	to	$2.24	$744	—	0.00%	to	0.00%	32.69%		to	32.69%
2016	152	$1.69	to	$1.69	$257	—	0.00%	to	0.00%	5.57%		to	5.57%
CTIVP LA Capital Lg Cap Gro, Cl 1
2020	174	$1.62	to	$1.62	$283	—	0.00%	to	0.00%	37.25%		to	37.25%
2019	38	$1.18	to	$1.18	$45	—	0.00%	to	0.00%	18.18	%(7)	to	18.18	%(7)
CTIVP LA Capital Lg Cap Gro, Cl 2
2020	302	$3.63	to	$3.63	$1,097	—	0.00%	to	0.00%	36.87%		to	36.87%
2019	173	$2.65	to	$2.65	$460	—	0.00%	to	0.00%	32.28%		to	32.28%
2018	150	$2.01	to	$2.01	$300	—	0.00%	to	0.00%	(1.27%)		to	(1.27%)
2017	139	$2.03	to	$2.03	$283	—	0.00%	to	0.00%	30.79%		to	30.79%
2016	110	$1.55	to	$1.55	$172	—	0.00%	to	0.00%	(2.59%)		to	(2.59%)
CTIVP MFS Val, Cl 1
2020	1,517	$1.20	to	$1.20	$1,821	—	0.00%	to	0.00%	3.57%		to	3.57%
2019	484	$1.16	to	$1.16	$561	—	0.00%	to	0.00%	15.67	%(7)	to	15.67	%(7)
CTIVP MFS Val, Cl 2
2020	1,863	$2.45	to	$2.45	$4,559	—	0.00%	to	0.00%	3.34%		to	3.34%
2019	1,477	$2.37	to	$2.37	$3,496	—	0.00%	to	0.00%	29.51%		to	29.51%
2018	1,102	$1.83	to	$1.83	$2,014	—	0.00%	to	0.00%	(10.24%)		to	(10.24%)
2017	847	$2.04	to	$2.04	$1,725	—	0.00%	to	0.00%	17.34%		to	17.34%
2016	604	$1.74	to	$1.74	$1,048	—	0.00%	to	0.00%	13.72%		to	13.72%
CTIVP MS Adv, Cl 1
2020	1,055	$1.96	to	$1.96	$2,066	—	0.00%	to	0.00%	75.91%		to	75.91%
2019	302	$1.11	to	$1.11	$336	—	0.00%	to	0.00%	11.29	%(7)	to	11.29	%(7)
CTIVP MS Adv, Cl 2
2020	1,092	$4.65	to	$4.65	$5,082	—	0.00%	to	0.00%	75.49%		to	75.49%
2019	675	$2.65	to	$2.65	$1,791	—	0.00%	to	0.00%	26.85%		to	26.85%
2018	491	$2.09	to	$2.09	$1,026	—	0.00%	to	0.00%	2.62%		to	2.62%
2017	151	$2.04	to	$2.04	$307	—	0.00%	to	0.00%	32.23%		to	32.23%
2016	139	$1.54	to	$1.54	$214	—	0.00%	to	0.00%	3.07%		to	3.07%
CTIVP T Rowe Price LgCap Val, Cl 1
2020	634	$1.17	to	$1.17	$744	—	0.00%	to	0.00%	2.67%		to	2.67%
2019	253	$1.14	to	$1.14	$289	—	0.00%	to	0.00%	14.17	%(7)	to	14.17	%(7)

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	163

	At December 31					For the year ended December 31
	Units (000s)	Accumulation unit value lowest to highest(1)			Net assets (000s)	Investment income ratio(2)	Expense ratio lowest to highest(3)			Total return lowest to highest(1)(4)
CTIVP T Rowe Price LgCap Val, Cl 2
2020	672	$2.02	to	$2.02	$1,360	—	0.00%	to	0.00%	2.43%		to	2.43%
2019	522	$1.98	to	$1.98	$1,031	—	0.00%	to	0.00%	26.22%		to	26.22%
2018	424	$1.56	to	$1.56	$664	—	0.00%	to	0.00%	(9.52%)		to	(9.52%)
2017	252	$1.73	to	$1.73	$437	—	0.00%	to	0.00%	15.96%		to	15.96%
2016	201	$1.49	to	$1.49	$300	—	0.00%	to	0.00%	14.07%		to	14.07%
CTIVP TCW Core Plus Bond, Cl 1
2020	386	$1.17	to	$1.17	$451	2.31%	0.00%	to	0.00%	8.88%		to	8.88%
2019	127	$1.07	to	$1.07	$137	1.44%	0.00%	to	0.00%	7.56	%(7)	to	7.56	%(7)
CTIVP TCW Core Plus Bond, Cl 2
2020	430	$1.27	to	$1.27	$547	2.09%	0.00%	to	0.00%	8.67%		to	8.67%
2019	145	$1.17	to	$1.17	$170	1.81%	0.00%	to	0.00%	8.58%		to	8.58%
2018	67	$1.08	to	$1.08	$72	2.00%	0.00%	to	0.00%	(0.10%)		to	(0.10%)
2017	45	$1.08	to	$1.08	$48	1.39%	0.00%	to	0.00%	3.15%		to	3.15%
2016	70	$1.05	to	$1.05	$73	1.04%	0.00%	to	0.00%	2.17%		to	2.17%
CTIVP Vty Sycamore Estb Val, Cl 1
2020	1,035	$1.22	to	$1.22	$1,263	—	0.00%	to	0.00%	8.05%		to	8.05%
2019	294	$1.13	to	$1.13	$332	—	0.00%	to	0.00%	12.92	%(7)	to	12.92	%(7)
CTIVP Vty Sycamore Estb Val, Cl 2
2020	1,756	$2.73	to	$2.73	$4,788	—	0.00%	to	0.00%	7.80%		to	7.80%
2019	1,875	$2.53	to	$2.53	$4,742	—	0.00%	to	0.00%	27.85%		to	27.85%
2018	1,528	$1.98	to	$1.98	$3,023	—	0.00%	to	0.00%	(10.20%)		to	(10.20%)
2017	1,293	$2.20	to	$2.20	$2,847	—	0.00%	to	0.00%	15.55%		to	15.55%
2016	808	$1.91	to	$1.91	$1,540	—	0.00%	to	0.00%	20.52%		to	20.52%
CTIVP Vty Sycamore Estb Val, Cl 3
2020	6,678	$2.61	to	$3.24	$25,714	—	0.30%	to	0.90%	7.58%		to	6.94%
2019	7,112	$2.43	to	$3.03	$25,362	—	0.30%	to	0.90%	27.63%		to	26.86%
2018	6,879	$1.90	to	$2.39	$19,277	—	0.30%	to	0.90%	(10.37%)		to	(10.91%)
2017	6,555	$2.12	to	$2.68	$20,583	—	0.30%	to	0.90%	15.38%		to	14.69%
2016	4,969	$1.84	to	$2.33	$13,505	—	0.30%	to	0.90%	20.28%		to	19.55%
CTIVP WF Short Duration Govt, Cl 1
2020	441	$1.07	to	$1.07	$472	2.56%	0.00%	to	0.00%	3.73%		to	3.73%
2019	109	$1.03	to	$1.03	$112	1.44%	0.00%	to	0.00%	3.16	%(7)	to	3.16	%(7)
CTIVP WF Short Duration Govt, Cl 2
2020	366	$1.10	to	$1.10	$402	3.27%	0.00%	to	0.00%	3.39%		to	3.39%
2019	139	$1.06	to	$1.06	$148	0.83%	0.00%	to	0.00%	3.33%		to	3.33%
2018	132	$1.03	to	$1.03	$135	0.87%	0.00%	to	0.00%	0.81%		to	0.81%
2017	156	$1.02	to	$1.02	$159	0.81%	0.00%	to	0.00%	0.45%		to	0.45%
2016	99	$1.01	to	$1.01	$100	0.68%	0.00%	to	0.00%	0.79%		to	0.79%
CTIVP Westfield Mid Cap Gro, Cl 1
2020	240	$1.54	to	$1.54	$369	—	0.00%	to	0.00%	27.50%		to	27.50%
2019	78	$1.21	to	$1.21	$94	—	0.00%	to	0.00%	20.21	%(7)	to	20.21	%(7)
CTIVP Westfield Mid Cap Gro, Cl 2
2020	640	$3.04	to	$3.04	$1,947	—	0.00%	to	0.00%	27.18%		to	27.18%
2019	645	$2.39	to	$2.39	$1,541	—	0.00%	to	0.00%	41.80%		to	41.80%
2018	573	$1.69	to	$1.69	$966	—	0.00%	to	0.00%	(3.61%)		to	(3.61%)
2017	463	$1.75	to	$1.75	$810	—	0.00%	to	0.00%	22.65%		to	22.65%
2016	403	$1.43	to	$1.43	$574	—	0.00%	to	0.00%	3.43%		to	3.43%
DWS Alt Asset Alloc VIP, Cl A
2020	130	$1.13	to	$1.13	$147	1.84%	0.00%	to	0.00%	5.71%		to	5.71%
2019	20	$1.07	to	$1.07	$22	0.04%	0.00%	to	0.00%	7.25	%(7)	to	7.25	%(7)
DWS Alt Asset Alloc VIP, Cl B
2020	1,960	$1.22	to	$1.06	$2,216	2.33%	0.00%	to	0.90%	5.32%		to	4.38%
2019	1,674	$1.16	to	$1.02	$1,794	3.30%	0.00%	to	0.90%	14.35%		to	13.32%
2018	1,458	$1.02	to	$0.90	$1,368	1.94%	0.00%	to	0.90%	(9.35%)		to	(10.16%)
2017	1,554	$1.12	to	$1.00	$1,614	2.00%	0.00%	to	0.90%	7.01%		to	6.05%
2016	1,345	$1.05	to	$0.94	$1,310	1.88%	0.00%	to	0.90%	4.99%		to	4.05%

164	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

	At December 31					For the year ended December 31
	Units (000s)	Accumulation unit value lowest to highest(1)			Net assets (000s)	Investment income ratio(2)	Expense ratio lowest to highest(3)			Total return lowest to highest(1)(4)
EV VT Floating-Rate Inc, Init Cl
2020	8,979	$1.25	to	$1.40	$14,701	3.33%	0.30%	to	0.90%	1.69%		to	1.08%
2019	12,116	$1.23	to	$1.39	$19,738	4.32%	0.30%	to	0.90%	6.76%		to	6.12%
2018	16,692	$1.15	to	$1.31	$25,442	3.76%	0.30%	to	0.90%	(0.37%)		to	(0.97%)
2017	15,290	$1.15	to	$1.32	$23,189	3.26%	0.30%	to	0.90%	3.11%		to	2.49%
2016	15,959	$1.12	to	$1.29	$23,522	3.49%	0.30%	to	0.90%	8.62%		to	7.97%
Fid VIP Contrafund, Init Cl
2020	2,263	$1.52	to	$1.52	$3,449	0.27%	0.00%	to	0.00%	30.57%		to	30.57%
2019	681	$1.17	to	$1.17	$795	0.87%	0.00%	to	0.00%	16.49	%(7)	to	16.49	%(7)
Fid VIP Contrafund, Serv Cl 2
2020	32,483	$3.14	to	$3.03	$130,870	0.08%	0.00%	to	0.90%	30.23%		to	29.07%
2019	33,382	$2.41	to	$2.35	$103,408	0.21%	0.00%	to	0.90%	31.28%		to	30.10%
2018	36,232	$1.83	to	$1.80	$85,804	0.43%	0.00%	to	0.90%	(6.64%)		to	(7.48%)
2017	38,383	$1.96	to	$1.95	$96,718	0.78%	0.00%	to	0.90%	21.59%		to	20.50%
2016	42,055	$1.62	to	$1.62	$85,135	0.61%	0.00%	to	0.90%	7.73%		to	6.77%
Fid VIP Gro & Inc, Serv Cl
2020	12,548	$4.52	to	$2.83	$49,950	2.03%	0.45%	to	0.90%	7.25%		to	6.77%
2019	13,949	$4.21	to	$2.65	$51,430	3.51%	0.45%	to	0.90%	29.36%		to	28.78%
2018	15,577	$3.26	to	$2.06	$44,317	0.25%	0.45%	to	0.90%	(9.48%)		to	(9.89%)
2017	17,484	$3.60	to	$2.28	$54,838	1.18%	0.45%	to	0.90%	16.25%		to	15.73%
2016	19,497	$3.10	to	$1.97	$52,017	1.64%	0.45%	to	0.90%	15.43%		to	14.91%
Fid VIP Gro & Inc, Serv Cl 2
2020	14,527	$2.40	to	$3.32	$34,236	1.94%	0.30%	to	0.90%	7.27%		to	6.63%
2019	15,461	$2.24	to	$3.11	$34,142	3.44%	0.30%	to	0.90%	29.29%		to	28.52%
2018	16,624	$1.73	to	$2.42	$28,518	0.19%	0.30%	to	0.90%	(9.47%)		to	(10.01%)
2017	17,733	$1.91	to	$2.69	$33,838	1.09%	0.30%	to	0.90%	16.26%		to	15.57%
2016	17,750	$1.64	to	$2.33	$31,412	1.57%	0.30%	to	0.90%	15.46%		to	14.77%
Fid VIP Mid Cap, Init Cl
2020	1,354	$1.26	to	$1.26	$1,709	0.76%	0.00%	to	0.00%	18.19%		to	18.19%
2019	587	$1.07	to	$1.07	$627	1.82%	0.00%	to	0.00%	6.75	%(7)	to	6.75	%(7)
Fid VIP Mid Cap, Serv Cl
2020	20,253	$4.42	to	$6.08	$96,411	0.56%	0.45%	to	0.90%	17.51%		to	16.98%
2019	22,918	$3.77	to	$5.20	$93,093	0.78%	0.45%	to	0.90%	22.79%		to	22.24%
2018	25,731	$3.07	to	$4.25	$85,378	0.54%	0.45%	to	0.90%	(15.02%)		to	(15.41%)
2017	28,380	$3.61	to	$5.03	$111,280	0.62%	0.45%	to	0.90%	20.16%		to	19.62%
2016	31,367	$3.00	to	$4.20	$102,814	0.42%	0.45%	to	0.90%	11.61%		to	11.11%
Fid VIP Mid Cap, Serv Cl 2
2020	36,516	$2.47	to	$5.02	$85,663	0.40%	0.00%	to	0.90%	17.87%		to	16.81%
2019	39,144	$2.09	to	$4.30	$78,860	0.67%	0.00%	to	0.90%	23.17%		to	22.07%
2018	41,372	$1.70	to	$3.52	$68,600	0.40%	0.00%	to	0.90%	(14.77%)		to	(15.54%)
2017	42,656	$1.99	to	$4.17	$84,966	0.49%	0.00%	to	0.90%	20.54%		to	19.46%
2016	36,228	$1.65	to	$3.49	$73,255	0.32%	0.00%	to	0.90%	11.92%		to	10.92%
Fid VIP Overseas, Serv Cl
2020	7,557	$2.96	to	$1.90	$19,636	0.35%	0.45%	to	0.90%	14.98%		to	14.46%
2019	8,262	$2.57	to	$1.66	$18,661	1.64%	0.45%	to	0.90%	27.10%		to	26.53%
2018	8,964	$2.03	to	$1.31	$15,919	1.44%	0.45%	to	0.90%	(15.27%)		to	(15.65%)
2017	9,507	$2.39	to	$1.55	$19,898	1.34%	0.45%	to	0.90%	29.52%		to	28.94%
2016	9,938	$1.85	to	$1.20	$15,844	1.31%	0.45%	to	0.90%	(5.55%)		to	(5.97%)
Fid VIP Overseas, Serv Cl 2
2020	9,503	$1.94	to	$2.61	$18,330	0.23%	0.30%	to	0.90%	14.99%		to	14.30%
2019	9,679	$1.69	to	$2.28	$16,362	1.54%	0.30%	to	0.90%	27.12%		to	26.36%
2018	9,947	$1.33	to	$1.80	$13,327	1.28%	0.30%	to	0.90%	(15.31%)		to	(15.82%)
2017	10,545	$1.57	to	$2.14	$16,888	1.25%	0.30%	to	0.90%	29.60%		to	28.83%
2016	9,499	$1.21	to	$1.66	$12,771	1.23%	0.30%	to	0.90%	(5.55%)		to	(6.11%)
Fid VIP Strategic Inc, Init Cl
2020	568	$1.14	to	$1.14	$650	5.49%	0.00%	to	0.00%	7.52%		to	7.52%
2019	176	$1.06	to	$1.06	$188	12.27%	0.00%	to	0.00%	6.34	%(7)	to	6.34	%(7)

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	165

	At December 31					For the year ended December 31
	Units (000s)	Accumulation unit value lowest to highest(1)			Net assets (000s)	Investment income ratio(2)	Expense ratio lowest to highest(3)			Total return lowest to highest(1)(4)
Fid VIP Strategic Inc, Serv Cl 2
2020	1,369	$1.37	to	$1.37	$1,881	3.41%	0.00%	to	0.00%	7.16%		to	7.16%
2019	1,225	$1.28	to	$1.28	$1,571	3.48%	0.00%	to	0.00%	10.66%		to	10.66%
2018	1,004	$1.16	to	$1.16	$1,164	3.83%	0.00%	to	0.00%	(2.82%)		to	(2.82%)
2017	760	$1.19	to	$1.19	$906	3.95%	0.00%	to	0.00%	7.54%		to	7.54%
2016	409	$1.11	to	$1.11	$453	4.15%	0.00%	to	0.00%	8.02%		to	8.02%
Frank Global Real Est, Cl 2
2020	17,139	$1.45	to	$2.92	$40,414	3.26%	0.30%	to	0.90%	(5.67%)		to	(6.24%)
2019	18,319	$1.54	to	$3.11	$46,066	2.64%	0.30%	to	0.90%	22.01%		to	21.28%
2018	19,285	$1.26	to	$2.57	$40,249	2.62%	0.30%	to	0.90%	(7.06%)		to	(7.62%)
2017	20,907	$1.36	to	$2.78	$47,465	3.12%	0.30%	to	0.90%	10.14%		to	9.49%
2016	20,874	$1.23	to	$2.54	$46,447	1.20%	0.30%	to	0.90%	0.24%		to	(0.36%)
Frank Inc, Cl 1
2020	178	$1.09	to	$1.09	$194	7.03%	0.00%	to	0.00%	0.97%		to	0.97%
2019	79	$1.08	to	$1.08	$85	3.55%	0.00%	to	0.00%	7.54	%(7)	to	7.54	%(7)
Frank Inc, Cl 2
2020	4,213	$1.43	to	$1.18	$5,263	6.04%	0.00%	to	0.90%	0.69%		to	(0.21%)
2019	5,909	$1.42	to	$1.18	$7,318	5.22%	0.00%	to	0.90%	16.06%		to	15.02%
2018	4,572	$1.22	to	$1.03	$4,896	4.83%	0.00%	to	0.90%	(4.30%)		to	(5.17%)
2017	4,742	$1.28	to	$1.08	$5,300	4.55%	0.00%	to	0.90%	9.67%		to	8.69%
2016	3,209	$1.17	to	$1.00	$3,276	4.91%	0.00%	to	0.90%	14.02%		to	13.00%
Frank Mutual Shares, Cl 1
2020	84	$1.06	to	$1.06	$89	4.14%	0.00%	to	0.00%	(4.85%)		to	(4.85%)
2019	13	$1.11	to	$1.11	$14	3.45%	0.00%	to	0.00%	10.90	%(7)	to	10.90	%(7)
Frank Mutual Shares, Cl 2
2020	6,866	$1.79	to	$2.33	$16,017	2.79%	0.00%	to	0.90%	(5.04%)		to	(5.89%)
2019	7,714	$1.89	to	$2.47	$19,189	1.82%	0.00%	to	0.90%	22.57%		to	21.47%
2018	8,269	$1.54	to	$2.04	$16,908	2.37%	0.00%	to	0.90%	(9.07%)		to	(9.89%)
2017	9,228	$1.69	to	$2.26	$20,911	2.25%	0.00%	to	0.90%	8.35%		to	7.38%
2016	9,712	$1.56	to	$2.10	$20,875	1.98%	0.00%	to	0.90%	16.06%		to	15.02%
Frank Sm Cap Val, Cl 1
2020	950	$1.16	to	$1.16	$1,099	1.60%	0.00%	to	0.00%	5.41%		to	5.41%
2019	291	$1.10	to	$1.10	$320	1.01%	0.00%	to	0.00%	9.89	%(7)	to	9.89	%(7)
Frank Sm Cap Val, Cl 2
2020	11,315	$2.38	to	$5.32	$40,048	1.49%	0.00%	to	0.90%	5.19%		to	4.25%
2019	11,462	$2.26	to	$5.10	$39,541	1.05%	0.00%	to	0.90%	26.35%		to	25.22%
2018	11,878	$1.79	to	$4.08	$33,120	0.88%	0.00%	to	0.90%	(12.88%)		to	(13.66%)
2017	12,544	$2.06	to	$4.72	$41,035	0.51%	0.00%	to	0.90%	10.65%		to	9.66%
2016	12,266	$1.86	to	$4.30	$40,529	0.81%	0.00%	to	0.90%	30.19%		to	29.02%
GS VIT Mid Cap Val, Inst
2020	21,413	$2.20	to	$6.00	$82,944	0.64%	0.30%	to	0.90%	8.08%		to	7.43%
2019	23,536	$2.04	to	$5.58	$84,916	0.79%	0.30%	to	0.90%	31.13%		to	30.35%
2018	26,053	$1.55	to	$4.28	$72,093	1.28%	0.30%	to	0.90%	(10.73%)		to	(11.27%)
2017	28,937	$1.74	to	$4.83	$90,572	0.73%	0.30%	to	0.90%	10.74%		to	10.08%
2016	28,414	$1.57	to	$4.38	$89,356	1.34%	0.30%	to	0.90%	13.19%		to	12.52%
GS VIT Multi-Strategy Alt, Advisor
2020	1,174	$1.05	to	$0.99	$1,207	1.72%	0.00%	to	0.90%	6.58%		to	5.62%
2019	1,294	$0.98	to	$0.94	$1,243	2.61%	0.00%	to	0.90%	8.60%		to	7.63%
2018	1,250	$0.91	to	$0.87	$1,109	2.26%	0.00%	to	0.90%	(7.09%)		to	(7.93%)
2017	1,193	$0.97	to	$0.94	$1,139	2.12%	0.00%	to	0.90%	5.14%		to	4.20%
2016	1,036	$0.93	to	$0.91	$945	0.82%	0.00%	to	0.90%	0.27%		to	(0.62%)
GS VIT Sm Cap Eq Insights, Inst
2020	1,343	$4.90	to	$3.84	$6,147	0.22%	0.45%	to	0.90%	8.09%		to	7.61%
2019	1,566	$4.53	to	$3.57	$6,649	0.48%	0.45%	to	0.90%	24.28%		to	23.72%
2018	1,665	$3.65	to	$2.88	$5,660	0.49%	0.45%	to	0.90%	(9.03%)		to	(9.45%)
2017	1,629	$4.01	to	$3.18	$6,123	0.55%	0.45%	to	0.90%	11.07%		to	10.57%
2016	1,700	$3.61	to	$2.88	$5,764	1.19%	0.45%	to	0.90%	22.65%		to	22.10%

166	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

	At December 31					For the year ended December 31
	Units (000s)	Accumulation unit value lowest to highest(1)			Net assets (000s)	Investment income ratio(2)	Expense ratio lowest to highest(3)			Total return lowest to highest(1)(4)
GS VIT U.S. Eq Insights, Inst
2020	13,046	$2.98	to	$2.85	$53,952	0.87%	0.30%	to	0.90%	17.19%		to	16.49%
2019	14,289	$2.54	to	$2.45	$50,257	1.25%	0.30%	to	0.90%	24.83%		to	24.09%
2018	16,024	$2.03	to	$1.97	$44,897	1.22%	0.30%	to	0.90%	(6.48%)		to	(7.04%)
2017	16,929	$2.18	to	$2.12	$50,655	1.41%	0.30%	to	0.90%	23.70%		to	22.96%
2016	19,039	$1.76	to	$1.73	$43,369	1.32%	0.30%	to	0.90%	10.40%		to	9.74%
Inv Opp VI Dis Mid Cap Gro, Ser I
2020	11,024	$1.51	to	$1.51	$16,654	0.05%	0.30%	to	0.90%	51.28	%(8)	to	50.66	%(8)
Invesco Opp VI Global, Ser I
2020	603	$1.47	to	$1.47	$888	0.80%	0.00%	to	0.00%	27.64%		to	27.64%
2019	155	$1.15	to	$1.15	$179	0.81%	0.00%	to	0.00%	14.36	%(7)	to	14.36	%(7)
Invesco Opp VI Global, Ser II
2020	8,196	$2.92	to	$3.32	$30,817	0.46%	0.00%	to	0.90%	27.34%		to	26.20%
2019	8,141	$2.29	to	$2.63	$23,970	0.64%	0.00%	to	0.90%	31.45%		to	30.28%
2018	8,952	$1.75	to	$2.02	$20,340	0.75%	0.00%	to	0.90%	(13.39%)		to	(14.17%)
2017	8,565	$2.02	to	$2.35	$22,586	0.71%	0.00%	to	0.90%	36.32%		to	35.10%
2016	7,751	$1.48	to	$1.74	$14,759	0.78%	0.00%	to	0.90%	(0.16%)		to	(1.05%)
Inves Opp VI Gbl Strat Inc, Ser I
2020	78	$1.10	to	$1.10	$85	7.81%	0.00%	to	0.00%	3.40%		to	3.40%
2019	22	$1.06	to	$1.06	$24	3.04%	0.00%	to	0.00%	5.81	%(7)	to	5.81	%(7)
Inves Opp VI Gbl Strat Inc, Ser II
2020	22,178	$1.24	to	$1.66	$35,774	5.34%	0.00%	to	0.90%	2.99%		to	2.07%
2019	24,251	$1.20	to	$1.62	$38,201	3.39%	0.00%	to	0.90%	10.61%		to	9.61%
2018	25,782	$1.09	to	$1.48	$36,997	4.54%	0.00%	to	0.90%	(4.54%)		to	(5.40%)
2017	27,692	$1.14	to	$1.57	$42,335	1.98%	0.00%	to	0.90%	6.04%		to	5.08%
2016	27,639	$1.07	to	$1.49	$41,543	4.62%	0.00%	to	0.90%	6.26%		to	5.31%
Inves Opp VI Mn St Sm Cap, Ser I
2020	673	$1.29	to	$1.29	$868	0.80%	0.00%	to	0.00%	19.93%		to	19.93%
2019	260	$1.08	to	$1.08	$280	0.17%	0.00%	to	0.00%	7.92	%(7)	to	7.92	%(7)
Inves Opp VI Mn St Sm Cap, Ser II
2020	7,297	$2.80	to	$3.34	$27,277	0.37%	0.00%	to	0.90%	19.63%		to	18.56%
2019	7,714	$2.34	to	$2.82	$24,402	—	0.00%	to	0.90%	26.13%		to	25.00%
2018	8,093	$1.85	to	$2.25	$20,534	0.06%	0.00%	to	0.90%	(10.54%)		to	(11.34%)
2017	8,352	$2.07	to	$2.54	$24,088	0.65%	0.00%	to	0.90%	13.91%		to	12.89%
2016	7,409	$1.82	to	$2.25	$18,842	0.25%	0.00%	to	0.90%	17.67%		to	16.62%
Invesco VI Am Fran, Ser I
2020	5,233	$3.66	to	$3.52	$18,978	0.07%	0.45%	to	0.90%	41.71%		to	41.08%
2019	5,285	$2.58	to	$2.49	$13,533	—	0.45%	to	0.90%	36.14%		to	35.53%
2018	5,616	$1.89	to	$1.84	$10,569	—	0.45%	to	0.90%	(4.06%)		to	(4.49%)
2017	5,729	$1.98	to	$1.93	$11,250	0.08%	0.45%	to	0.90%	26.77%		to	26.20%
2016	6,134	$1.56	to	$1.53	$9,511	—	0.45%	to	0.90%	1.81%		to	1.35%
Invesco VI Am Fran, Ser II
2020	4,675	$3.79	to	$3.44	$16,970	—	0.30%	to	0.90%	41.57%		to	40.73%
2019	4,783	$2.68	to	$2.44	$12,265	—	0.30%	to	0.90%	36.02%		to	35.20%
2018	5,533	$1.97	to	$1.81	$10,437	—	0.30%	to	0.90%	(4.18%)		to	(4.76%)
2017	5,559	$2.05	to	$1.90	$10,952	—	0.30%	to	0.90%	26.65%		to	25.89%
2016	6,046	$1.62	to	$1.51	$9,310	—	0.30%	to	0.90%	1.71%		to	1.11%
Invesco VI Bal Risk Alloc, Ser I
2020	139	$1.19	to	$1.19	$166	10.02%	0.00%	to	0.00%	10.22%		to	10.22%
2019	61	$1.08	to	$1.08	$66	—	0.00%	to	0.00%	8.13	%(7)	to	8.13	%(7)
Invesco VI Bal Risk Alloc, Ser II
2020	4,984	$1.46	to	$1.31	$6,778	7.66%	0.00%	to	0.90%	9.99%		to	9.00%
2019	5,671	$1.33	to	$1.20	$7,026	—	0.00%	to	0.90%	14.88%		to	13.85%
2018	5,306	$1.16	to	$1.06	$5,739	1.30%	0.00%	to	0.90%	(6.71%)		to	(7.55%)
2017	5,691	$1.24	to	$1.14	$6,610	4.03%	0.00%	to	0.90%	9.83%		to	8.85%
2016	4,342	$1.13	to	$1.05	$4,605	0.21%	0.00%	to	0.90%	11.51%		to	10.52%

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	167

	At December 31					For the year ended December 31
	Units (000s)	Accumulation unit value lowest to highest(1)			Net assets (000s)	Investment income ratio(2)	Expense ratio lowest to highest(3)			Total return lowest to highest(1)(4)
Invesco VI Comstock, Ser II
2020	2,468	$2.05	to	$1.87	$6,736	2.04%	0.30%	to	0.90%	(1.38%)		to	(1.97%)
2019	2,967	$2.07	to	$1.90	$8,353	1.67%	0.30%	to	0.90%	24.57%		to	23.82%
2018	3,321	$1.67	to	$1.54	$7,509	1.41%	0.30%	to	0.90%	(12.63%)		to	(13.16%)
2017	3,824	$1.91	to	$1.77	$9,519	1.93%	0.30%	to	0.90%	17.22%		to	16.52%
2016	4,393	$1.63	to	$1.52	$8,878	1.26%	0.30%	to	0.90%	16.64%		to	15.94%
Invesco VI Core Eq, Ser I
2020	27,074	$3.58	to	$4.26	$106,411	1.34%	0.45%	to	0.90%	13.34%		to	12.83%
2019	29,656	$3.16	to	$3.78	$103,131	0.94%	0.45%	to	0.90%	28.39%		to	27.81%
2018	32,739	$2.46	to	$2.95	$88,949	0.88%	0.45%	to	0.90%	(9.80%)		to	(10.21%)
2017	36,303	$2.73	to	$3.29	$109,639	1.03%	0.45%	to	0.90%	12.67%		to	12.16%
2016	40,315	$2.42	to	$2.93	$108,518	0.75%	0.45%	to	0.90%	9.77%		to	9.28%
Invesco VI Div Divd, Ser I
2020	8,203	$2.14	to	$2.19	$18,342	3.03%	0.30%	to	0.90%	(0.16%)		to	(0.76%)
2019	9,048	$2.15	to	$2.20	$20,296	2.87%	0.30%	to	0.90%	24.72%		to	23.97%
2018	9,647	$1.72	to	$1.78	$17,408	2.28%	0.30%	to	0.90%	(7.85%)		to	(8.41%)
2017	11,793	$1.87	to	$1.94	$23,160	1.70%	0.30%	to	0.90%	8.25%		to	7.60%
2016	12,201	$1.72	to	$1.80	$22,220	1.49%	0.30%	to	0.90%	14.47%		to	13.79%
Invesco VI Intl Gro, Ser II
2020	10,344	$1.76	to	$1.56	$24,077	2.13%	0.30%	to	0.90%	13.40%		to	12.72%
2019	11,516	$1.55	to	$1.38	$23,704	1.27%	0.30%	to	0.90%	27.85%		to	27.09%
2018	12,624	$1.21	to	$1.09	$20,029	1.75%	0.30%	to	0.90%	(15.46%)		to	(15.97%)
2017	14,709	$1.44	to	$1.29	$27,062	1.26%	0.30%	to	0.90%	22.36%		to	21.63%
2016	16,524	$1.17	to	$1.06	$23,731	1.20%	0.30%	to	0.90%	(0.99%)		to	(1.58%)
Invesco VI Tech, Ser I
2020	3,462	$3.95	to	$4.76	$20,536	—	0.30%	to	0.90%	45.68%		to	44.81%
2019	2,826	$2.71	to	$3.29	$11,505	—	0.30%	to	0.90%	35.47%		to	34.66%
2018	3,089	$2.00	to	$2.44	$9,309	—	0.30%	to	0.90%	(0.75%)		to	(1.35%)
2017	3,215	$2.02	to	$2.47	$9,530	—	0.30%	to	0.90%	34.73%		to	33.93%
2016	3,553	$1.50	to	$1.85	$7,689	—	0.30%	to	0.90%	(1.05%)		to	(1.64%)
Ivy VIP Asset Strategy, Cl II
2020	1,630	$1.43	to	$1.26	$2,194	2.00%	0.00%	to	0.90%	13.88%		to	12.86%
2019	1,924	$1.26	to	$1.12	$2,263	2.26%	0.00%	to	0.90%	21.78%		to	20.69%
2018	1,865	$1.03	to	$0.93	$1,815	1.93%	0.00%	to	0.90%	(5.44%)		to	(6.29%)
2017	1,692	$1.09	to	$0.99	$1,736	1.50%	0.00%	to	0.90%	18.27%		to	17.22%
2016	2,419	$0.92	to	$0.84	$2,091	0.55%	0.00%	to	0.90%	(2.57%)		to	(3.44%)
Janus Henderson VIT Bal, Inst
2020	1,908	$1.31	to	$1.31	$2,497	2.14%	0.00%	to	0.00%	14.31%		to	14.31%
2019	734	$1.15	to	$1.15	$841	2.88%	0.00%	to	0.00%	14.51	%(7)	to	14.51	%(7)
Janus Henderson VIT Bal, Serv
2020	3,007	$1.39	to	$1.39	$4,180	1.53%	0.00%	to	0.00%	14.03%		to	14.03%
2019	2,604	$1.22	to	$1.22	$3,174	1.72%	0.00%	to	0.00%	22.27%		to	22.27%
2018	1,573	$1.00	to	$1.00	$1,568	1.72%	0.00%	to	0.00%	(0.29	%)(6)	to	(0.29	%)(6)
Janus Henderson VIT Enter, Serv
2020	4,252	$7.39	to	$2.81	$23,989	—	0.45%	to	0.90%	18.65%		to	18.12%
2019	4,628	$6.23	to	$2.38	$21,607	0.05%	0.45%	to	0.90%	34.55%		to	33.95%
2018	4,836	$4.63	to	$1.77	$16,818	0.11%	0.45%	to	0.90%	(1.11%)		to	(1.56%)
2017	4,758	$4.68	to	$1.80	$16,847	0.14%	0.45%	to	0.90%	26.52%		to	25.95%
2016	4,849	$3.70	to	$1.43	$13,476	0.03%	0.45%	to	0.90%	11.60%		to	11.10%
Janus Henderson VIT Flex Bd, Inst
2020	232	$1.19	to	$1.19	$277	3.99%	0.00%	to	0.00%	10.48%		to	10.48%
2019	26	$1.08	to	$1.08	$28	4.70%	0.00%	to	0.00%	8.12	%(7)	to	8.12	%(7)

168	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

	At December 31					For the year ended December 31
	Units (000s)	Accumulation unit value lowest to highest(1)			Net assets (000s)	Investment income ratio(2)	Expense ratio lowest to highest(3)			Total return lowest to highest(1)(4)
Janus Henderson VIT Flex Bd, Serv
2020	599	$1.32	to	$1.32	$794	2.51%	0.00%	to	0.00%	10.25%		to	10.25%
2019	455	$1.20	to	$1.20	$547	2.90%	0.00%	to	0.00%	9.28%		to	9.28%
2018	384	$1.10	to	$1.10	$422	2.71%	0.00%	to	0.00%	(1.29%)		to	(1.29%)
2017	375	$1.11	to	$1.11	$417	2.43%	0.00%	to	0.00%	3.35%		to	3.35%
2016	459	$1.08	to	$1.08	$494	2.94%	0.00%	to	0.00%	2.22%		to	2.22%
Janus Hend VIT Gbl Tech Innov, Srv
2020	7,289	$5.66	to	$3.21	$53,739	—	0.30%	to	0.90%	50.28%		to	49.38%
2019	7,220	$3.77	to	$2.15	$34,159	—	0.30%	to	0.90%	44.38%		to	43.52%
2018	7,750	$2.61	to	$1.50	$24,345	—	0.30%	to	0.90%	0.61%		to	0.00%
2017	8,044	$2.59	to	$1.50	$24,274	—	0.30%	to	0.90%	44.48%		to	43.62%
2016	8,959	$1.79	to	$1.04	$16,410	0.09%	0.30%	to	0.90%	13.51%		to	12.83%
Janus Henderson VIT Overseas, Serv
2020	17,853	$1.47	to	$1.79	$37,284	1.21%	0.30%	to	0.90%	15.68%		to	14.98%
2019	19,652	$1.27	to	$1.56	$35,591	1.83%	0.30%	to	0.90%	26.33%		to	25.57%
2018	21,452	$1.01	to	$1.24	$30,707	1.65%	0.30%	to	0.90%	(15.39%)		to	(15.90%)
2017	22,471	$1.19	to	$1.48	$38,147	1.59%	0.30%	to	0.90%	30.41%		to	29.64%
2016	24,229	$0.91	to	$1.14	$31,600	4.69%	0.30%	to	0.90%	(6.99%)		to	(7.54%)
Janus Henderson VIT Res, Inst
2020	293	$1.58	to	$1.58	$464	0.45%	0.00%	to	0.00%	32.95%		to	32.95%
2019	112	$1.19	to	$1.19	$133	0.70%	0.00%	to	0.00%	18.81	%(7)	to	18.81	%(7)
Janus Henderson VIT Res, Serv
2020	3,601	$3.50	to	$3.31	$15,839	0.22%	0.00%	to	0.90%	32.57%		to	31.39%
2019	3,750	$2.64	to	$2.52	$12,617	0.31%	0.00%	to	0.90%	35.23%		to	34.01%
2018	4,168	$1.95	to	$1.88	$10,313	0.36%	0.00%	to	0.90%	(2.84%)		to	(3.71%)
2017	4,434	$2.01	to	$1.95	$11,178	0.24%	0.00%	to	0.90%	27.56%		to	26.42%
2016	5,161	$1.58	to	$1.55	$9,728	0.38%	0.00%	to	0.90%	0.27%		to	(0.63%)
Lazard Ret Global Dyn MA, Inv
2020	179	$1.10	to	$1.10	$198	0.82%	0.00%	to	0.00%	0.96%		to	0.96%
2019	28	$1.09	to	$1.09	$31	0.04%	0.00%	to	0.00%	9.31	%(7)	to	9.31	%(7)
Lazard Ret Global Dyn MA, Serv
2020	1,966	$1.51	to	$1.29	$2,667	0.60%	0.00%	to	0.90%	0.81%		to	(0.10%)
2019	2,202	$1.50	to	$1.29	$2,952	0.05%	0.00%	to	0.90%	17.79%		to	16.73%
2018	2,416	$1.27	to	$1.11	$2,753	1.45%	0.00%	to	0.90%	(6.57%)		to	(7.41%)
2017	1,648	$1.36	to	$1.20	$2,026	—	0.00%	to	0.90%	20.53%		to	19.45%
2016	1,587	$1.13	to	$1.00	$1,614	0.21%	0.00%	to	0.90%	3.30%		to	2.38%
MFS Mass Inv Gro Stock, Serv Cl
2020	21,364	$2.25	to	$2.17	$47,491	0.22%	0.30%	to	0.90%	21.83%		to	21.10%
2019	22,675	$1.85	to	$1.79	$41,453	0.34%	0.30%	to	0.90%	39.17%		to	38.33%
2018	24,244	$1.33	to	$1.30	$31,898	0.33%	0.30%	to	0.90%	0.27%		to	(0.33%)
2017	27,149	$1.32	to	$1.30	$35,688	0.42%	0.30%	to	0.90%	27.72%		to	26.96%
2016	29,260	$1.04	to	$1.02	$30,145	0.38%	0.30%	to	0.90%	5.53%		to	4.89%
MFS New Dis, Serv Cl
2020	6,018	$3.50	to	$4.62	$39,984	—	0.30%	to	0.90%	45.15%		to	44.28%
2019	6,154	$2.41	to	$3.20	$28,454	—	0.30%	to	0.90%	40.85%		to	40.01%
2018	6,336	$1.71	to	$2.28	$20,826	—	0.30%	to	0.90%	(2.01%)		to	(2.60%)
2017	6,766	$1.75	to	$2.35	$22,794	—	0.30%	to	0.90%	25.95%		to	25.20%
2016	7,476	$1.39	to	$1.87	$19,951	—	0.30%	to	0.90%	8.47%		to	7.83%
MFS Utilities, Init Cl
2020	598	$1.22	to	$1.22	$727	2.79%	0.00%	to	0.00%	5.90%		to	5.90%
2019	228	$1.15	to	$1.15	$261	5.24%	0.00%	to	0.00%	15.19	%(7)	to	15.19	%(7)

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	169

	At December 31					For the year ended December 31
	Units (000s)	Accumulation unit value lowest to highest(1)			Net assets (000s)	Investment income ratio(2)	Expense ratio lowest to highest(3)			Total return lowest to highest(1)(4)
MFS Utilities, Serv Cl
2020	7,495	$2.05	to	$5.69	$22,350	2.21%	0.00%	to	0.90%	5.62%		to	4.67%
2019	8,490	$1.94	to	$5.44	$24,381	3.79%	0.00%	to	0.90%	24.80%		to	23.68%
2018	8,556	$1.55	to	$4.40	$20,516	0.84%	0.00%	to	0.90%	0.81%		to	(0.10%)
2017	9,358	$1.54	to	$4.40	$22,959	4.11%	0.00%	to	0.90%	14.49%		to	13.47%
2016	8,643	$1.35	to	$3.88	$22,773	3.68%	0.00%	to	0.90%	11.23%		to	10.24%
MS VIF Dis, Cl I
2020	1,054	$2.87	to	$2.87	$3,020	—	0.00%	to	0.00%	152.30%		to	152.30%
2019	355	$1.14	to	$1.14	$403	—	0.00%	to	0.00%	12.49	%(7)	to	12.49	%(7)
MS VIF Dis, Cl II
2020	6,550	$6.78	to	$6.98	$58,195	—	0.00%	to	0.90%	152.04%		to	149.79%
2019	4,958	$2.69	to	$2.80	$17,875	—	0.00%	to	0.90%	39.97%		to	38.71%
2018	4,343	$1.92	to	$2.02	$11,205	—	0.00%	to	0.90%	10.53%		to	9.53%
2017	3,218	$1.74	to	$1.84	$7,487	—	0.00%	to	0.90%	38.60%		to	37.36%
2016	3,387	$1.26	to	$1.34	$5,490	—	0.00%	to	0.90%	(8.84%)		to	(9.66%)
MS VIF Global Real Est, Cl II
2020	4,040	$1.23	to	$1.04	$6,830	4.30%	0.30%	to	0.90%	(15.11%)		to	(15.62%)
2019	5,039	$1.45	to	$1.24	$9,894	2.59%	0.30%	to	0.90%	17.70%		to	17.00%
2018	4,762	$1.24	to	$1.06	$8,102	3.13%	0.30%	to	0.90%	(8.48%)		to	(9.03%)
2017	5,698	$1.35	to	$1.16	$10,115	2.42%	0.30%	to	0.90%	9.38%		to	8.73%
2016	6,975	$1.23	to	$1.07	$10,236	1.35%	0.30%	to	0.90%	2.81%		to	2.20%
NB AMT Sus Eq, Cl I
2020	148	$1.35	to	$1.35	$199	0.79%	0.00%	to	0.00%	19.56%		to	19.56%
2019	81	$1.13	to	$1.13	$91	0.70%	0.00%	to	0.00%	12.46	%(7)	to	12.46	%(7)
NB AMT Sus Eq, Cl S
2020	255	$2.83	to	$2.83	$721	0.41%	0.00%	to	0.00%	19.28%		to	19.28%
2019	210	$2.37	to	$2.37	$499	0.31%	0.00%	to	0.00%	25.58%		to	25.58%
2018	175	$1.89	to	$1.89	$330	0.24%	0.00%	to	0.00%	(5.94%)		to	(5.94%)
2017	115	$2.01	to	$2.01	$231	0.39%	0.00%	to	0.00%	18.11%		to	18.11%
2016	78	$1.70	to	$1.70	$133	0.57%	0.00%	to	0.00%	9.64%		to	9.64%
NB AMT US Eq Index PW Strat, Cl S
2020	444	$1.16	to	$1.09	$503	0.83%	0.00%	to	0.90%	8.26%		to	7.29%
2019	419	$1.07	to	$1.02	$440	0.14%	0.00%	to	0.90%	15.26%		to	14.22%
2018	526	$0.93	to	$0.89	$480	—	0.00%	to	0.90%	(6.78%)		to	(7.62%)
2017	530	$1.00	to	$0.97	$519	—	0.00%	to	0.90%	6.68%		to	5.72%
2016	433	$0.93	to	$0.91	$398	—	0.00%	to	0.90%	(0.64%)		to	(1.54%)
PIMCO VIT All Asset, Advisor Cl
2020	7,112	$1.38	to	$1.68	$12,828	4.84%	0.00%	to	0.90%	7.91%		to	6.94%
2019	8,557	$1.28	to	$1.57	$14,439	2.81%	0.00%	to	0.90%	11.74%		to	10.74%
2018	9,330	$1.15	to	$1.42	$14,186	2.98%	0.00%	to	0.90%	(5.45%)		to	(6.30%)
2017	10,586	$1.21	to	$1.52	$17,224	4.51%	0.00%	to	0.90%	13.38%		to	12.36%
2016	11,365	$1.07	to	$1.35	$16,502	2.46%	0.00%	to	0.90%	12.91%		to	11.90%
PIMCO VIT All Asset, Inst Cl
2020	86	$1.15	to	$1.15	$99	5.75%	0.00%	to	0.00%	8.17%		to	8.17%
2019	42	$1.07	to	$1.07	$45	3.67%	0.00%	to	0.00%	6.52	%(7)	to	6.52	%(7)
PIMCO VIT Glb Man As Alloc, Adv Cl
2020	79	$1.51	to	$1.51	$120	7.82%	0.00%	to	0.00%	16.71%		to	16.71%
2019	75	$1.29	to	$1.29	$97	1.96%	0.00%	to	0.00%	16.96%		to	16.96%
2018	109	$1.10	to	$1.10	$121	1.57%	0.00%	to	0.00%	(5.61%)		to	(5.61%)
2017	114	$1.17	to	$1.17	$133	2.19%	0.00%	to	0.00%	13.99%		to	13.99%
2016	96	$1.03	to	$1.03	$99	2.54%	0.00%	to	0.00%	3.92%		to	3.92%

170	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

	At December 31					For the year ended December 31
	Units (000s)	Accumulation unit value lowest to highest(1)			Net assets (000s)	Investment income ratio(2)	Expense ratio lowest to highest(3)			Total return lowest to highest(1)(4)
PIMCO VIT Tot Return, Advisor Cl
2020	12,119	$1.31	to	$1.21	$15,103	1.96%	0.00%	to	0.90%	8.54%		to	7.57%
2019	6,815	$1.21	to	$1.13	$7,856	2.87%	0.00%	to	0.90%	8.25%		to	7.28%
2018	3,999	$1.11	to	$1.05	$4,284	2.45%	0.00%	to	0.90%	(0.63%)		to	(1.53%)
2017	3,467	$1.12	to	$1.07	$3,743	1.93%	0.00%	to	0.90%	4.81%		to	3.87%
2016	2,097	$1.07	to	$1.03	$2,172	1.98%	0.00%	to	0.90%	2.58%		to	1.66%
PIMCO VIT Tot Return, Inst Cl
2020	464	$1.16	to	$1.16	$539	2.19%	0.00%	to	0.00%	8.81%		to	8.81%
2019	142	$1.07	to	$1.07	$152	3.02%	0.00%	to	0.00%	6.85	%(7)	to	6.85	%(7)
Put VT Global Hlth Care, Cl IB
2020	6,443	$2.94	to	$4.17	$25,621	0.46%	0.30%	to	0.90%	15.93%		to	15.24%
2019	6,068	$2.54	to	$3.62	$21,109	—	0.30%	to	0.90%	29.90%		to	29.13%
2018	6,501	$1.95	to	$2.80	$17,504	0.97%	0.30%	to	0.90%	(0.89%)		to	(1.49%)
2017	6,777	$1.97	to	$2.84	$18,570	0.53%	0.30%	to	0.90%	14.95%		to	14.27%
2016	7,099	$1.72	to	$2.49	$17,596	—	0.30%	to	0.90%	(11.62%)		to	(12.14%)
Put VT Hi Yield, Cl IB
2020	2,232	$2.72	to	$2.81	$6,114	5.90%	0.45%	to	0.90%	4.74%		to	4.26%
2019	2,581	$2.60	to	$2.69	$6,763	5.98%	0.45%	to	0.90%	13.89%		to	13.37%
2018	2,860	$2.28	to	$2.38	$6,586	5.76%	0.45%	to	0.90%	(4.50%)		to	(4.93%)
2017	3,035	$2.39	to	$2.50	$7,330	6.01%	0.45%	to	0.90%	6.50%		to	6.02%
2016	3,441	$2.24	to	$2.36	$7,819	6.39%	0.45%	to	0.90%	15.03%		to	14.51%
Put VT Intl Eq, Cl IB
2020	3,020	$1.71	to	$2.09	$6,531	1.54%	0.30%	to	0.90%	11.76%		to	11.09%
2019	2,706	$1.53	to	$1.88	$5,321	1.36%	0.30%	to	0.90%	24.78%		to	24.03%
2018	2,967	$1.23	to	$1.52	$4,766	1.34%	0.30%	to	0.90%	(19.36%)		to	(19.84%)
2017	2,990	$1.52	to	$1.89	$5,892	2.14%	0.30%	to	0.90%	26.20%		to	25.45%
2016	2,908	$1.21	to	$1.51	$4,631	3.35%	0.30%	to	0.90%	(2.75%)		to	(3.33%)
Put VT Sus Leaders, Cl IA
2020	23,599	$6.65	to	$5.67	$144,393	0.64%	0.45%	to	0.90%	28.48%		to	27.91%
2019	25,920	$5.18	to	$4.43	$123,672	0.68%	0.45%	to	0.90%	36.11%		to	35.50%
2018	28,382	$3.80	to	$3.27	$99,618	0.01%	0.45%	to	0.90%	(1.73%)		to	(2.17%)
2017	31,396	$3.87	to	$3.34	$112,419	0.84%	0.45%	to	0.90%	28.98%		to	28.40%
2016	34,472	$3.00	to	$2.60	$95,803	0.93%	0.45%	to	0.90%	7.58%		to	7.10%
Put VT Sus Leaders, Cl IB
2020	1,239	$3.71	to	$4.26	$5,145	0.41%	0.30%	to	0.90%	28.51%		to	27.74%
2019	1,202	$2.89	to	$3.34	$3,889	0.43%	0.30%	to	0.90%	35.95%		to	35.14%
2018	1,113	$2.13	to	$2.47	$2,662	—	0.30%	to	0.90%	(1.82%)		to	(2.41%)
2017	1,029	$2.16	to	$2.53	$2,550	0.58%	0.30%	to	0.90%	28.84%		to	28.07%
2016	907	$1.68	to	$1.98	$1,759	1.50%	0.30%	to	0.90%	7.47%		to	6.82%
Royce Micro-Cap, Invest Cl
2020	8,609	$3.44	to	$4.93	$31,936	—	0.45%	to	0.90%	23.24%		to	22.68%
2019	9,643	$2.79	to	$4.02	$29,104	—	0.45%	to	0.90%	19.02%		to	18.48%
2018	10,454	$2.34	to	$3.39	$26,556	—	0.45%	to	0.90%	(9.46%)		to	(9.86%)
2017	11,553	$2.59	to	$3.76	$32,584	0.66%	0.45%	to	0.90%	4.71%		to	4.25%
2016	12,678	$2.47	to	$3.61	$34,331	0.70%	0.45%	to	0.90%	19.18%		to	18.64%
Temp Global Bond, Cl 1
2020	152	$0.94	to	$0.94	$143	7.82%	0.00%	to	0.00%	(5.07%)		to	(5.07%)
2019	73	$0.99	to	$0.99	$72	2.65%	0.00%	to	0.00%	(0.96	%)(7)	to	(0.96	%)(7)
Temp Global Bond, Cl 2
2020	3,686	$1.03	to	$0.92	$3,542	8.39%	0.00%	to	0.90%	(5.28%)		to	(6.13%)
2019	3,922	$1.08	to	$0.98	$3,987	7.27%	0.00%	to	0.90%	2.01%		to	1.10%
2018	3,892	$1.06	to	$0.97	$3,883	—	0.00%	to	0.90%	1.94%		to	1.02%
2017	3,815	$1.04	to	$0.96	$3,754	—	0.00%	to	0.90%	1.93%		to	1.01%
2016	2,999	$1.02	to	$0.95	$2,899	—	0.00%	to	0.90%	2.94%		to	2.02%

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	171

	At December 31					For the year ended December 31
	Units (000s)	Accumulation unit value lowest to highest(1)			Net assets (000s)	Investment income ratio(2)	Expense ratio lowest to highest(3)			Total return lowest to highest(1)(4)
Third Ave VST FFI Strat
2020	9,147	$2.17	to	$2.73	$20,951	2.67%	0.45%	to	0.90%	(2.83%)		to	(3.27%)
2019	9,991	$2.23	to	$2.82	$23,640	0.27%	0.45%	to	0.90%	11.96%		to	11.45%
2018	10,915	$1.99	to	$2.53	$23,113	1.84%	0.45%	to	0.90%	(20.70%)		to	(21.06%)
2017	11,970	$2.51	to	$3.20	$32,021	0.84%	0.45%	to	0.90%	13.08%		to	12.57%
2016	12,933	$2.22	to	$2.85	$30,716	0.81%	0.45%	to	0.90%	11.72%		to	11.22%
VanEck VIP Global Gold, Cl S
2020	5,145	$1.65	to	$1.46	$7,830	2.86%	0.00%	to	0.90%	38.62%		to	37.38%
2019	3,770	$1.19	to	$1.07	$4,141	—	0.00%	to	0.90%	38.75%		to	37.50%
2018	3,569	$0.86	to	$0.78	$2,835	3.02%	0.00%	to	0.90%	(15.70%)		to	(16.46%)
2017	3,171	$1.02	to	$0.93	$3,000	4.28%	0.00%	to	0.90%	11.63%		to	10.63%
2016	3,063	$0.91	to	$0.84	$2,595	0.23%	0.00%	to	0.90%	47.94%		to	46.62%
VP Aggr, Cl 1
2020	11,213	$1.28	to	$1.28	$14,357	—	0.00%	to	0.00%	15.30%		to	15.30%
2019	3,674	$1.11	to	$1.11	$4,079	—	0.00%	to	0.00%	10.93	%(7)	to	10.93	%(7)
VP Aggr, Cl 2
2020	145,597	$2.11	to	$2.30	$324,256	—	0.00%	to	0.90%	14.99%		to	13.96%
2019	148,099	$1.84	to	$2.02	$288,958	—	0.00%	to	0.90%	21.59%		to	20.50%
2018	147,086	$1.51	to	$1.67	$237,916	—	0.00%	to	0.90%	(8.58%)		to	(9.41%)
2017	136,904	$1.65	to	$1.85	$244,724	—	0.00%	to	0.90%	18.91%		to	17.85%
2016	126,807	$1.39	to	$1.57	$193,614	—	0.00%	to	0.90%	5.91%		to	4.96%
VP Aggr, Cl 4
2020	165,392	$2.02	to	$2.30	$374,911	—	0.30%	to	0.90%	14.62%		to	13.93%
2019	177,281	$1.76	to	$2.02	$351,736	—	0.30%	to	0.90%	21.31%		to	20.59%
2018	191,455	$1.45	to	$1.68	$314,468	—	0.30%	to	0.90%	(8.89%)		to	(9.44%)
2017	199,757	$1.60	to	$1.85	$363,471	—	0.30%	to	0.90%	18.52%		to	17.81%
2016	205,807	$1.35	to	$1.57	$322,620	—	0.30%	to	0.90%	5.65%		to	5.02%
VP Conserv, Cl 1
2020	253	$1.18	to	$1.18	$297	—	0.00%	to	0.00%	9.55%		to	9.55%
2019	149	$1.07	to	$1.07	$160	—	0.00%	to	0.00%	7.31	%(7)	to	7.31	%(7)
VP Conserv, Cl 2
2020	21,852	$1.43	to	$1.48	$32,926	—	0.00%	to	0.90%	9.30%		to	8.32%
2019	11,798	$1.30	to	$1.37	$16,251	—	0.00%	to	0.90%	10.75%		to	9.76%
2018	11,230	$1.18	to	$1.25	$14,115	—	0.00%	to	0.90%	(2.95%)		to	(3.82%)
2017	10,587	$1.21	to	$1.30	$13,766	—	0.00%	to	0.90%	7.42%		to	6.46%
2016	13,191	$1.13	to	$1.22	$16,100	—	0.00%	to	0.90%	3.44%		to	2.51%
VP Conserv, Cl 4
2020	19,543	$1.38	to	$1.48	$29,322	—	0.30%	to	0.90%	8.91%		to	8.26%
2019	16,344	$1.26	to	$1.37	$22,424	—	0.30%	to	0.90%	10.42%		to	9.76%
2018	14,037	$1.14	to	$1.25	$17,617	—	0.30%	to	0.90%	(3.17%)		to	(3.76%)
2017	15,994	$1.18	to	$1.30	$20,895	—	0.30%	to	0.90%	7.02%		to	6.38%
2016	19,023	$1.10	to	$1.22	$23,326	—	0.30%	to	0.90%	3.13%		to	2.51%
VP Man Vol Conserv, Cl 1
2020	297	$1.18	to	$1.18	$349	—	0.00%	to	0.00%	8.35%		to	8.35%
2019	37	$1.08	to	$1.08	$40	—	0.00%	to	0.00%	8.45	%(7)	to	8.45	%(7)
VP Man Vol Conserv, Cl 2
2020	5,350	$1.31	to	$1.24	$6,839	—	0.00%	to	0.90%	8.12%		to	7.15%
2019	2,952	$1.21	to	$1.16	$3,492	—	0.00%	to	0.90%	11.92%		to	10.91%
2018	1,593	$1.09	to	$1.04	$1,686	—	0.00%	to	0.90%	(2.58%)		to	(3.46%)
2017	1,289	$1.11	to	$1.08	$1,409	—	0.00%	to	0.90%	7.89%		to	6.92%
2016	1,574	$1.03	to	$1.01	$1,601	—	0.00%	to	0.90%	3.06%		to	2.13%
VP Man Vol Conserv Gro, Cl 1
2020	454	$1.19	to	$1.19	$541	—	0.00%	to	0.00%	9.35%		to	9.35%
2019	188	$1.09	to	$1.09	$204	—	0.00%	to	0.00%	8.81	%(7)	to	8.81	%(7)

172	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

	At December 31					For the year ended December 31
	Units (000s)	Accumulation unit value lowest to highest(1)			Net assets (000s)	Investment income ratio(2)	Expense ratio lowest to highest(3)			Total return lowest to highest(1)(4)
VP Man Vol Conserv Gro, Cl 2
2020	5,346	$1.36	to	$1.28	$7,037	—	0.00%	to	0.90%	9.15%		to	8.17%
2019	4,191	$1.24	to	$1.18	$5,088	—	0.00%	to	0.90%	14.00%		to	12.97%
2018	4,456	$1.09	to	$1.05	$4,758	—	0.00%	to	0.90%	(4.30%)		to	(5.16%)
2017	3,832	$1.14	to	$1.10	$4,287	—	0.00%	to	0.90%	11.19%		to	10.20%
2016	4,651	$1.03	to	$1.00	$4,689	—	0.00%	to	0.90%	3.17%		to	2.24%
VP Man Vol Gro, Cl 1
2020	4,940	$1.22	to	$1.22	$6,044	—	0.00%	to	0.00%	11.56%		to	11.56%
2019	1,799	$1.10	to	$1.10	$1,973	—	0.00%	to	0.00%	9.52	%(7)	to	9.52	%(7)
VP Man Vol Gro, Cl 2
2020	35,243	$1.44	to	$1.36	$49,789	—	0.00%	to	0.90%	11.30%		to	10.30%
2019	38,883	$1.30	to	$1.23	$49,401	—	0.00%	to	0.90%	18.26%		to	17.20%
2018	39,162	$1.10	to	$1.05	$42,174	—	0.00%	to	0.90%	(7.73%)		to	(8.56%)
2017	34,177	$1.19	to	$1.15	$39,993	—	0.00%	to	0.90%	17.48%		to	16.43%
2016	28,478	$1.01	to	$0.99	$28,387	—	0.00%	to	0.90%	3.37%		to	2.44%
VP Man Vol Mod Gro, Cl 1
2020	3,495	$1.21	to	$1.21	$4,226	—	0.00%	to	0.00%	10.62%		to	10.62%
2019	993	$1.09	to	$1.09	$1,085	—	0.00%	to	0.00%	9.21	%(7)	to	9.21	%(7)
VP Man Vol Mod Gro, Cl 2
2020	32,529	$1.41	to	$1.33	$44,786	—	0.00%	to	0.90%	10.37%		to	9.38%
2019	29,853	$1.28	to	$1.22	$37,298	—	0.00%	to	0.90%	16.17%		to	15.13%
2018	29,200	$1.10	to	$1.06	$31,490	—	0.00%	to	0.90%	(5.85%)		to	(6.70%)
2017	25,088	$1.17	to	$1.13	$28,789	—	0.00%	to	0.90%	14.34%		to	13.32%
2016	24,415	$1.02	to	$1.00	$24,563	—	0.00%	to	0.90%	3.42%		to	2.49%
VP Mod, Cl 1
2020	7,609	$1.24	to	$1.24	$9,404	—	0.00%	to	0.00%	13.12%		to	13.12%
2019	3,120	$1.09	to	$1.09	$3,409	—	0.00%	to	0.00%	9.26	%(7)	to	9.26	%(7)
VP Mod, Cl 2
2020	222,654	$1.75	to	$1.90	$420,315	—	0.00%	to	0.90%	12.87%		to	11.85%
2019	227,793	$1.55	to	$1.69	$383,237	—	0.00%	to	0.90%	16.13%		to	15.09%
2018	231,275	$1.34	to	$1.47	$337,446	—	0.00%	to	0.90%	(5.57%)		to	(6.42%)
2017	235,009	$1.42	to	$1.57	$366,198	—	0.00%	to	0.90%	13.22%		to	12.21%
2016	241,303	$1.25	to	$1.40	$336,097	—	0.00%	to	0.90%	4.63%		to	3.70%
VP Mod, Cl 4
2020	319,471	$1.69	to	$1.90	$608,612	—	0.30%	to	0.90%	12.45%		to	11.78%
2019	343,553	$1.50	to	$1.70	$583,300	—	0.30%	to	0.90%	15.83%		to	15.14%
2018	370,021	$1.29	to	$1.47	$544,448	—	0.30%	to	0.90%	(5.85%)		to	(6.42%)
2017	400,097	$1.37	to	$1.58	$629,938	—	0.30%	to	0.90%	12.87%		to	12.19%
2016	438,780	$1.22	to	$1.40	$618,470	—	0.30%	to	0.90%	4.32%		to	3.69%
VP Mod Aggr, Cl 1
2020	29,363	$1.26	to	$1.26	$36,923	—	0.00%	to	0.00%	14.26%		to	14.26%
2019	8,970	$1.10	to	$1.10	$9,871	—	0.00%	to	0.00%	9.99	%(7)	to	9.99	%(7)
VP Mod Aggr, Cl 2
2020	357,294	$1.92	to	$2.10	$726,401	—	0.00%	to	0.90%	14.03%		to	13.01%
2019	366,784	$1.69	to	$1.85	$659,245	—	0.00%	to	0.90%	18.71%		to	17.65%
2018	366,697	$1.42	to	$1.58	$559,645	—	0.00%	to	0.90%	(7.03%)		to	(7.87%)
2017	356,965	$1.53	to	$1.71	$591,249	—	0.00%	to	0.90%	16.15%		to	15.11%
2016	342,835	$1.32	to	$1.49	$496,512	—	0.00%	to	0.90%	5.27%		to	4.32%
VP Mod Aggr, Cl 4
2020	523,905	$1.85	to	$2.10	$1,089,410	—	0.30%	to	0.90%	13.67%		to	12.99%
2019	566,475	$1.62	to	$1.86	$1,037,870	—	0.30%	to	0.90%	18.39%		to	17.68%
2018	609,531	$1.37	to	$1.58	$947,454	—	0.30%	to	0.90%	(7.36%)		to	(7.91%)
2017	654,007	$1.48	to	$1.71	$1,105,955	—	0.30%	to	0.90%	15.85%		to	15.15%
2016	691,922	$1.28	to	$1.49	$1,027,371	—	0.30%	to	0.90%	4.95%		to	4.32%

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	173

	At December 31					For the year ended December 31
	Units (000s)	Accumulation unit value lowest to highest(1)			Net assets (000s)	Investment income ratio(2)	Expense ratio lowest to highest(3)			Total return lowest to highest(1)(4)
VP Mod Conserv, Cl 1
2020	813	$1.21	to	$1.21	$981	—	0.00%	to	0.00%	11.28%		to	11.28%
2019	141	$1.08	to	$1.08	$153	—	0.00%	to	0.00%	8.39	%(7)	to	8.39	%(7)
VP Mod Conserv, Cl 2
2020	36,946	$1.58	to	$1.68	$62,370	—	0.00%	to	0.90%	11.00%		to	10.01%
2019	32,291	$1.42	to	$1.52	$49,591	—	0.00%	to	0.90%	13.52%		to	12.50%
2018	31,628	$1.25	to	$1.35	$43,091	—	0.00%	to	0.90%	(4.12%)		to	(4.99%)
2017	36,972	$1.31	to	$1.43	$52,960	—	0.00%	to	0.90%	10.01%		to	9.02%
2016	46,631	$1.19	to	$1.31	$61,117	—	0.00%	to	0.90%	3.97%		to	3.03%
VP Mod Conserv, Cl 4
2020	48,949	$1.52	to	$1.68	$82,043	—	0.30%	to	0.90%	10.65%		to	9.99%
2019	49,660	$1.38	to	$1.53	$75,729	—	0.30%	to	0.90%	13.15%		to	12.47%
2018	50,525	$1.22	to	$1.36	$68,361	—	0.30%	to	0.90%	(4.34%)		to	(4.92%)
2017	56,168	$1.27	to	$1.43	$80,158	—	0.30%	to	0.90%	9.59%		to	8.93%
2016	65,124	$1.16	to	$1.31	$85,866	—	0.30%	to	0.90%	3.73%		to	3.10%
VP Ptnrs Core Bond, Cl 1
2020	203	$1.16	to	$1.16	$236	1.87%	0.00%	to	0.00%	8.27%		to	8.27%
2019	83	$1.07	to	$1.07	$89	0.05%	0.00%	to	0.00%	7.38	%(7)	to	7.38	%(7)
VP Ptnrs Core Bond, Cl 2
2020	699	$1.28	to	$1.28	$895	1.85%	0.00%	to	0.00%	7.97%		to	7.97%
2019	355	$1.19	to	$1.19	$421	2.22%	0.00%	to	0.00%	8.39%		to	8.39%
2018	304	$1.09	to	$1.09	$332	2.35%	0.00%	to	0.00%	(0.35%)		to	(0.35%)
2017	254	$1.10	to	$1.10	$279	1.44%	0.00%	to	0.00%	3.34%		to	3.34%
2016	175	$1.06	to	$1.06	$186	2.00%	0.00%	to	0.00%	2.24%		to	2.24%
VP Ptnrs Core Eq, Cl 1
2020	15	$1.32	to	$1.32	$20	—	0.00%	to	0.00%	17.02%		to	17.02%
2019	4	$1.13	to	$1.13	$4	—	0.00%	to	0.00%	12.66	%(7)	to	12.66	%(7)
VP Ptnrs Core Eq, Cl 2
2020	163	$2.60	to	$2.60	$424	—	0.00%	to	0.00%	16.73%		to	16.73%
2019	118	$2.22	to	$2.22	$263	—	0.00%	to	0.00%	26.20%		to	26.20%
2018	112	$1.76	to	$1.76	$197	—	0.00%	to	0.00%	(8.20%)		to	(8.20%)
2017	85	$1.92	to	$1.92	$164	—	0.00%	to	0.00%	20.12%		to	20.12%
2016	74	$1.60	to	$1.60	$119	—	0.00%	to	0.00%	9.55%		to	9.55%
VP Ptnrs Core Eq, Cl 3
2020	1,929	$2.50	to	$2.14	$6,275	—	0.30%	to	0.90%	16.49%		to	15.80%
2019	2,154	$2.14	to	$1.85	$5,885	—	0.30%	to	0.90%	26.00%		to	25.25%
2018	2,416	$1.70	to	$1.48	$5,213	—	0.30%	to	0.90%	(8.36%)		to	(8.91%)
2017	2,769	$1.86	to	$1.62	$6,207	—	0.30%	to	0.90%	19.91%		to	19.20%
2016	3,187	$1.55	to	$1.36	$5,620	—	0.30%	to	0.90%	9.36%		to	8.70%
VP Ptnrs Intl Core Eq, Cl 1
2020	263	$1.21	to	$1.21	$317	0.17%	0.00%	to	0.00%	11.16%		to	11.16%
2019	129	$1.09	to	$1.09	$140	2.20%	0.00%	to	0.00%	8.37	%(7)	to	8.37	%(7)
VP Ptnrs Intl Core Eq, Cl 2
2020	494	$1.59	to	$1.59	$785	0.18%	0.00%	to	0.00%	10.96%		to	10.96%
2019	413	$1.43	to	$1.43	$592	2.55%	0.00%	to	0.00%	18.41%		to	18.41%
2018	389	$1.21	to	$1.21	$471	2.05%	0.00%	to	0.00%	(16.69%)		to	(16.69%)
2017	349	$1.45	to	$1.45	$508	1.71%	0.00%	to	0.00%	22.14%		to	22.14%
2016	291	$1.19	to	$1.19	$347	1.99%	0.00%	to	0.00%	(3.44%)		to	(3.44%)
VP Ptnrs Intl Gro, Cl 1
2020	618	$1.41	to	$1.41	$868	0.16%	0.00%	to	0.00%	22.62%		to	22.62%
2019	212	$1.15	to	$1.15	$243	0.74%	0.00%	to	0.00%	14.04	%(7)	to	14.04	%(7)

174	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

	At December 31					For the year ended December 31
	Units (000s)	Accumulation unit value lowest to highest(1)			Net assets (000s)	Investment income ratio(2)	Expense ratio lowest to highest(3)			Total return lowest to highest(1)(4)
VP Ptnrs Intl Gro, Cl 2
2020	2,677	$1.87	to	$1.87	$5,003	0.08%	0.00%	to	0.00%	22.30%		to	22.30%
2019	2,185	$1.53	to	$1.53	$3,339	0.92%	0.00%	to	0.00%	26.36%		to	26.36%
2018	2,162	$1.21	to	$1.21	$2,615	0.84%	0.00%	to	0.00%	(19.10%)		to	(19.10%)
2017	1,682	$1.50	to	$1.50	$2,515	0.51%	0.00%	to	0.00%	26.56%		to	26.56%
2016	977	$1.18	to	$1.18	$1,154	1.16%	0.00%	to	0.00%	(3.66%)		to	(3.66%)
VP Ptnrs Intl Val, Cl 1
2020	342	$1.01	to	$1.01	$345	0.44%	0.00%	to	0.00%	(3.82%)		to	(3.82%)
2019	100	$1.05	to	$1.05	$104	2.47%	0.00%	to	0.00%	4.42	%(7)	to	4.42	%(7)
VP Ptnrs Intl Val, Cl 2
2020	1,124	$1.37	to	$1.37	$1,540	0.68%	0.00%	to	0.00%	(4.14%)		to	(4.14%)
2019	1,121	$1.43	to	$1.43	$1,601	3.57%	0.00%	to	0.00%	13.20%		to	13.20%
2018	968	$1.26	to	$1.26	$1,221	2.56%	0.00%	to	0.00%	(17.48%)		to	(17.48%)
2017	811	$1.53	to	$1.53	$1,240	1.89%	0.00%	to	0.00%	25.02%		to	25.02%
2016	520	$1.22	to	$1.22	$636	2.57%	0.00%	to	0.00%	8.07%		to	8.07%
VP Ptnrs Sm Cap Gro, Cl 1
2020	129	$1.42	to	$1.42	$183	—	0.00%	to	0.00%	38.77%		to	38.77%
2019	43	$1.03	to	$1.03	$44	—	0.00%	to	0.00%	2.55	%(7)	to	2.55	%(7)
VP Ptnrs Sm Cap Gro, Cl 2
2020	339	$2.69	to	$2.69	$911	—	0.00%	to	0.00%	38.43%		to	38.43%
2019	263	$1.94	to	$1.94	$511	—	0.00%	to	0.00%	20.95%		to	20.95%
2018	224	$1.61	to	$1.61	$361	—	0.00%	to	0.00%	(4.88%)		to	(4.88%)
2017	156	$1.69	to	$1.69	$263	—	0.00%	to	0.00%	18.49%		to	18.49%
2016	101	$1.43	to	$1.43	$144	—	0.00%	to	0.00%	6.38%		to	6.38%
VP Ptnrs Sm Cap Val, Cl 1
2020	124	$1.06	to	$1.06	$132	—	0.00%	to	0.00%	4.27%		to	4.27%
2019	17	$1.02	to	$1.02	$18	—	0.00%	to	0.00%	1.97	%(7)	to	1.97	%(7)
VP Ptnrs Sm Cap Val, Cl 2
2020	268	$1.89	to	$1.89	$507	—	0.00%	to	0.00%	3.99%		to	3.99%
2019	246	$1.82	to	$1.82	$447	—	0.00%	to	0.00%	19.53%		to	19.53%
2018	229	$1.52	to	$1.52	$349	—	0.00%	to	0.00%	(13.72%)		to	(13.72%)
2017	193	$1.76	to	$1.76	$341	—	0.00%	to	0.00%	6.89%		to	6.89%
2016	145	$1.65	to	$1.65	$239	—	0.00%	to	0.00%	25.35%		to	25.35%
VP Ptnrs Sm Cap Val, Cl 3
2020	4,998	$1.82	to	$3.13	$13,826	—	0.30%	to	0.90%	3.80%		to	3.18%
2019	5,162	$1.75	to	$3.03	$13,740	—	0.30%	to	0.90%	19.30%		to	18.58%
2018	5,460	$1.47	to	$2.56	$12,253	—	0.30%	to	0.90%	(13.86%)		to	(14.37%)
2017	5,865	$1.70	to	$2.98	$15,420	—	0.30%	to	0.90%	6.70%		to	6.07%
2016	5,873	$1.60	to	$2.81	$15,548	—	0.30%	to	0.90%	25.16%		to	24.41%
VP US Flex Conserv Gro, Cl 1
2020	80	$1.17	to	$1.17	$93	—	0.00%	to	0.00%	6.18%		to	6.18%
2019	—	$1.10	to	$1.10	$0	—	0.00%	to	0.00%	9.92	%(7)	to	9.92	%(7)
VP US Flex Gro, Cl 1
2020	784	$1.18	to	$1.18	$924	—	0.00%	to	0.00%	5.07%		to	5.07%
2019	115	$1.12	to	$1.12	$129	—	0.00%	to	0.00%	12.09	%(7)	to	12.09	%(7)
VP US Flex Mod Gro, Cl 1
2020	1,337	$1.17	to	$1.17	$1,571	—	0.00%	to	0.00%	5.74%		to	5.74%
2019	267	$1.11	to	$1.11	$297	—	0.00%	to	0.00%	11.01	%(7)	to	11.01	%(7)
Wanger Intl
2020	29,062	$1.88	to	$3.14	$89,520	2.03%	0.30%	to	0.90%	14.02%		to	13.34%
2019	32,683	$1.65	to	$2.77	$89,412	0.82%	0.30%	to	0.90%	29.60%		to	28.83%
2018	35,663	$1.27	to	$2.15	$75,740	2.03%	0.30%	to	0.90%	(17.95%)		to	(18.44%)
2017	37,368	$1.55	to	$2.63	$97,743	1.22%	0.30%	to	0.90%	32.52%		to	31.73%
2016	37,288	$1.17	to	$2.00	$76,959	1.16%	0.30%	to	0.90%	(1.70%)		to	(2.29%)

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	175

	At December 31					For the year ended December 31
	Units (000s)	Accumulation unit value lowest to highest(1)			Net assets (000s)	Investment income ratio(2)	Expense ratio lowest to highest(3)			Total return lowest to highest(1)(4)
Wanger USA
2020	23,590	$3.09	to	$6.53	$127,425	—	0.30%	to	0.90%	23.86%		to	23.11%
2019	26,202	$2.49	to	$5.30	$115,353	0.26%	0.30%	to	0.90%	30.71%		to	29.93%
2018	28,625	$1.91	to	$4.08	$97,347	0.09%	0.30%	to	0.90%	(1.76%)		to	(2.35%)
2017	30,947	$1.94	to	$4.18	$107,472	—	0.30%	to	0.90%	19.22%		to	18.51%
2016	31,191	$1.63	to	$3.53	$97,613	—	0.30%	to	0.90%	13.35%		to	12.67%
WF VT Index Asset Alloc, Cl 2
2020	6,508	$2.29	to	$3.34	$14,723	0.82%	0.30%	to	0.90%	16.24%		to	15.54%
2019	6,169	$1.97	to	$2.89	$12,351	1.10%	0.30%	to	0.90%	19.80%		to	19.08%
2018	6,290	$1.65	to	$2.43	$10,611	0.97%	0.30%	to	0.90%	(3.19%)		to	(3.78%)
2017	6,481	$1.70	to	$2.53	$11,595	0.75%	0.30%	to	0.90%	11.91%		to	11.24%
2016	5,781	$1.52	to	$2.27	$10,153	0.88%	0.30%	to	0.90%	7.35%		to	6.71%
WF VT Intl Eq, Cl 2
2020	10,326	$1.53	to	$1.99	$20,835	2.53%	0.30%	to	0.90%	4.62%		to	3.99%
2019	11,303	$1.46	to	$1.92	$21,850	3.69%	0.30%	to	0.90%	15.14%		to	14.45%
2018	11,856	$1.27	to	$1.68	$20,111	11.34%	0.30%	to	0.90%	(17.53%)		to	(18.03%)
2017	12,157	$1.54	to	$2.04	$25,133	2.78%	0.30%	to	0.90%	23.97%		to	23.23%
2016	11,216	$1.24	to	$1.66	$18,945	2.79%	0.30%	to	0.90%	2.99%		to	2.37%
WF VT Opp, Cl 1
2020	66	$1.41	to	$1.41	$93	0.69%	0.00%	to	0.00%	21.32%		to	21.32%
2019	17	$1.16	to	$1.16	$19	0.37%	0.00%	to	0.00%	16.01	%(7)	to	16.01	%(7)
WF VT Opp, Cl 2
2020	3,782	$2.97	to	$4.50	$16,538	0.44%	0.00%	to	0.90%	21.01%		to	19.92%
2019	4,163	$2.45	to	$3.75	$15,344	0.28%	0.00%	to	0.90%	31.46%		to	30.29%
2018	4,554	$1.87	to	$2.88	$12,901	0.18%	0.00%	to	0.90%	(7.15%)		to	(7.98%)
2017	4,969	$2.01	to	$3.13	$15,483	0.68%	0.00%	to	0.90%	20.44%		to	19.36%
2016	5,354	$1.67	to	$2.62	$14,274	2.03%	0.00%	to	0.90%	12.23%		to	11.23%
WF VT Sm Cap Gro, Cl 1
2020	1,129	$1.68	to	$1.68	$1,896	—	0.00%	to	0.00%	58.10%		to	58.10%
2019	275	$1.06	to	$1.06	$292	—	0.00%	to	0.00%	5.81	%(7)	to	5.81	%(7)
WF VT Sm Cap Gro, Cl 2
2020	6,635	$3.85	to	$6.73	$37,277	—	0.00%	to	0.90%	57.78%		to	56.37%
2019	6,010	$2.44	to	$4.30	$21,973	—	0.00%	to	0.90%	24.83%		to	23.71%
2018	6,750	$1.95	to	$3.48	$20,205	—	0.00%	to	0.90%	1.31%		to	0.40%
2017	5,580	$1.93	to	$3.46	$17,217	—	0.00%	to	0.90%	25.86%		to	24.73%
2016	5,264	$1.53	to	$2.78	$13,709	—	0.00%	to	0.90%	7.75%		to	6.78%
WA Var Global Hi Yd Bond, Cl I
2020	237	$1.16	to	$1.16	$274	4.75%	0.00%	to	0.00%	7.32%		to	7.32%
2019	76	$1.08	to	$1.08	$82	8.13%	0.00%	to	0.00%	7.73	%(7)	to	7.73	%(7)
WA Var Global Hi Yd Bond, Cl II
2020	230	$1.39	to	$1.39	$320	3.98%	0.00%	to	0.00%	7.12%		to	7.12%
2019	221	$1.30	to	$1.30	$287	5.22%	0.00%	to	0.00%	14.01%		to	14.01%
2018	200	$1.14	to	$1.14	$228	5.41%	0.00%	to	0.00%	(4.16%)		to	(4.16%)
2017	141	$1.19	to	$1.19	$167	6.22%	0.00%	to	0.00%	8.43%		to	8.43%
2016	78	$1.09	to	$1.09	$86	7.93%	0.00%	to	0.00%	15.36%		to	15.36%

(1)	The accumulation unit values and total returns are presented as a range of values based on the life insurance policies with the lowest and highest expense ratios.
(2)

These amounts represent the dividends, excluding distributions of capital gains, received by the division from the underlying fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude variable account expenses that result in direct reductions in the unit values. The recognition of investment income by the division is affected by the timing of the declaration of dividends by the underlying fund in which the division invests. These ratios are annualized for periods less than one year.

(3)

These ratios represent the annualized policy expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to policy owner accounts through the redemption of units and expenses of the underlying fund are excluded.

176	∎ RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT

(4)

These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for the period indicated or from the effective date through the end of the reporting period. Although the total return is presented as a range of values based on the subaccounts representing the lowest and highest expense ratios, some individual subaccount total returns are not within the ranges presented due to the introduction of new subaccounts during the year and other market factors.

(5)	New subaccount operations commenced on April 28, 2017.
(6)	New subaccount operations commenced on April 27, 2018.
(7)	New subaccount operations commenced on February 25, 2019.
(8)	New subaccount operations commenced on April 24, 2020.

RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT ∎	177

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDER OF

RIVERSOURCE LIFE INSURANCE COMPANY

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of RiverSource Life Insurance Company and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of income, of comprehensive income, of shareholder’s equity and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of the reserves for long term care policies

As described in Note 2 and Note 10 to the consolidated financial statements, the total reserves for long term care policies was $5,722 million as of December 31, 2020, which is included in policyholder account balances, future policy benefits and claims on the consolidated balance sheet. Liabilities for estimates of benefits that will become payable on future claims on long term care policies are based on a gross premium valuation reflecting management’s current best estimate assumptions. Management utilizes best estimate assumptions as of the date the policy is issued with provisions for the risk of adverse deviation, as appropriate. After the liabilities are initially established, management performs premium deficiency tests, using current best estimate assumptions. If a premium deficiency is recognized, the assumptions as of the date of the loss recognition are locked in and used in subsequent periods. In 2020, the Company recognized a premium deficiency and losses of $141 million that were recorded through benefits, claims, losses and settlement expenses, which were based on management’s best estimate assumptions included expected premium rate increases, benefit reductions, morbidity rates, policy persistency and interest rates earned on assets supporting the liability.

The principal considerations for our determination that performing procedures relating to the valuation of the reserves for long term care policies is a critical audit matter are the significant judgment by management when developing the estimate of the long term care reserves, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to the current best estimate assumptions related to expected premium rate increases, benefit reductions, morbidity rates and interest rates earned on assets supporting the liability. Also, the audit effort included the involvement of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the Company’s valuation of reserves for long term care policies, including controls over management’s development of the current best estimate assumptions. These procedures also included, among others, evaluating and testing management’s process for developing the estimate of the long term care reserves, testing the completeness and accuracy of underlying data used by management and testing that assumptions are accurately reflected in the models. Evaluating and testing management’s process also included the involvement of professionals with specialized skill and knowledge to assist in (i) evaluating the reasonableness of the current best estimate assumptions related to expected premium rate increases, benefit reductions, morbidity rates and interest rates earned on assets supporting the liability, and (ii) evaluating the appropriateness of management’s models.

Valuation of the embedded derivatives in certain variable annuity riders

As described in Note 2, Note 10, Note 11, and Note 13 to the consolidated financial statements, management values the embedded derivatives attributable to the provisions of certain variable annuity riders using internal valuation models. As there is no active market for the transfer of these embedded derivatives, such internal valuation models estimate fair value by discounting expected cash flows. As of December 31, 2020, the net embedded derivative liability in certain variable annuity riders was $2,316 million, and is included in policyholder account balances, future policy benefits and claims on the consolidated balance sheet. Management’s discounted cash flow model for estimating fair value includes observable capital market assumptions and incorporates significant unobservable inputs related to implied volatility, non-performance risk and contractholder behavior assumptions that include margins for risk, all of which management believes a market participant would expect.

The principal considerations for our determination that performing procedures relating to the valuation of the embedded derivatives in certain variable annuity riders is a critical audit matter are the significant judgment by management to estimate the fair value of the embedded derivatives in certain variable annuity riders; this in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence obtained related to the significant unobservable inputs related to implied volatility, nonperformance risk and contractholder behavior assumptions that include margins for risk and the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls related to the

Company’s estimate of the fair value of embedded derivatives in certain variable annuity riders, including controls over the significant unobservable inputs. These procedures also included, among others, evaluating and testing management’s process for developing the fair value estimate. Testing management’s process included evaluating the reasonableness of the significant unobservable inputs related to implied volatility, non-performance risk and contractholder behavior assumptions that include margins for risk, and testing the completeness and accuracy of underlying data used by management in the development of the significant unobservable inputs. Professionals with specialized skill and knowledge were used to assist in (i) evaluating the reasonableness of certain significant unobservable inputs related to implied volatility, non-performance risk and contractholder behavior assumptions that include margins for risk, and (ii) evaluating the appropriateness of management’s models.

Valuation of certain guarantees on variable annuity and certain life insurance policies accounted for as insurance liabilities

As described in Note 2, Note 10 and Note 11 to the consolidated financial statements, the Company issues universal life, variable universal life and variable annuity policies that have product features that are accounted for as insurance liabilities. As disclosed by management, the liability for these policies, which is included in policyholder account balances, future policy benefits and claims on the consolidated balance sheet, is determined using actuarial models to estimate the present value of the projected benefits in excess of account value and recognizing the excess over the estimated life based on expected assessments. Significant assumptions used by management in projecting the present value of future benefits and assessments include customer asset value growth rates, mortality, persistency, and investment margins, and additionally for variable annuity policies, benefit utilization.

The principal considerations for our determination that performing procedures relating to the valuation of certain guarantees on variable annuity and certain life insurance policies accounted for as insurance liabilities is a critical audit matter are the significant judgment by management when developing the estimate of certain guarantees on variable annuity and certain life insurance policies accounted for as insurance liabilities, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence relating to the significant assumptions related to customer asset value growth rates, persistency, investment margins, and , for variable annuity policies, benefit utilization. Also, the audit effort included the involvement of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the Company’s valuation of certain guarantees on variable annuity and certain life insurance policies accounted for as insurance liabilities, including controls over management’s development of the significant assumptions. These procedures also included, among others, evaluating and testing management’s process for developing the estimate of certain guarantees on variable annuity and certain life insurance policies accounted for as insurance liabilities, testing the completeness and accuracy of underlying data used by management and testing that assumptions are accurately reflected in the models. Evaluating and testing management’s process also included the involvement of professionals with specialized skill and knowledge to assist in (i) evaluating the reasonableness of the significant assumptions related to customer asset value growth rates, persistency, benefit utilization and investment margins, and (ii) evaluating the appropriateness of management’s models.

/s/ PricewaterhouseCoopers LLP

Minneapolis, Minnesota

February 24, 2021

We have served as the Company’s auditor since 2010.

RiverSource Life Insurance Company

CONSOLIDATED BALANCE SHEETS

(in millions, except share amounts)

December 31,	2020	2019
Assets
Investments:
Available-for-Sale: Fixed maturities, at fair value (amortized cost: 2020, $20,260; 2019, $19,111, net of allowance for credit losses: 2020, $10(1))	$22,855	$20,902
Mortgage loans, at amortized cost (net of allowance for credit losses: 2020, $28; 2019, $17)	2,574	2,655
Policy loans	846	867
Other investments (net of allowance for credit losses: 2020, $7; 2019, $4)	701	734
Total investments	26,976	25,158
Investments of consolidated investment entities, at fair value	1,918	—
Cash and cash equivalents	3,191	1,275
Cash of consolidated investment entities, at fair value	94	—
Reinsurance recoverables (Net of allowance for credit losses: 2020, $8(1))	3,409	3,198
Other receivables	1,613	1,713
Receivables of consolidated investment entities, at fair value	16	—
Accrued investment income	172	169
Deferred acquisition costs	2,508	2,673
Other assets	6,969	5,332
Other assets of consolidated investment entities, at fair value	2	—
Separate account assets	87,556	82,425
Total assets	$134,424	$121,943

Liabilities and Shareholder’s Equity
Liabilities:
Policyholder account balances, future policy benefits and claims	$33,986	$30,504
Short-term borrowings	200	201
Debt of consolidated investment entities, at fair value	1,913	—
Line of credit with Ameriprise Financial, Inc.	—	50
Long-term debt	500	—
Other liabilities	6,887	5,427
Other liabilities of consolidated investment entities, at fair value	69	—
Separate account liabilities	87,556	82,425
Total liabilities	131,111	118,607
Shareholder’s equity:
Common stock, $30 par value; 100,000 shares authorized, issued and outstanding	3	3
Additional paid-in capital	2,466	2,466
Retained earnings (deficit)	(76)	293
Accumulated other comprehensive income, net of tax	920	574
Total shareholder’s equity	3,313	3,336
Total liabilities and shareholder’s equity	$134,424	$121,943

(1)	Prior to January 1, 2020, the allowance for credit losses is not applicable to Available-for-Sale securities and Reinsurance recoverables. See Notes 2, 3, 6 and 7 for more information

See Notes to Consolidated Financial Statements.

RiverSource Life Insurance Company

CONSOLIDATED STATEMENTS OF INCOME

(in millions)

Years Ended December 31,	2020	2019	2018
Revenues
Premiums	$341	$397	$396
Net investment income	869	917	1,023
Policy and contract charges	2,094	2,042	2,081
Other revenues	482	464	411
Net realized investment gains (losses)	(10)	(2)	10
Total revenues	3,776	3,818	3,921

Benefits and expenses
Benefits, claims, losses and settlement expenses	1,805	1,804	1,373
Interest credited to fixed accounts	644	669	674
Amortization of deferred acquisition costs	264	133	255
Interest and debt expense	5	—	—
Other insurance and operating expenses	665	685	679
Total benefits and expenses	3,383	3,291	2,981
Pretax income (loss)	393	527	940
Income tax provision (benefit)	(45)	(60)	35
Net income	$438	$587	$905

See Notes to Consolidated Financial Statements.

RiverSource Life Insurance Company

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions)

Years Ended December 31,	2020	2019	2018

Net income	$438	$587	$905
Other comprehensive income (loss), net of tax:
Net unrealized gains (losses) on securities	346	529	(412)
Net unrealized gains (losses) on derivatives	—	—	1
Total other comprehensive income (loss), net of tax	346	529	(411)
Total comprehensive income	$784	$1,116	$494

See Notes to Consolidated Financial Statements.

RiverSource Life Insurance Company

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

(in millions)

	Common Shares	Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
Balances at January 1, 2018	$3	$2,466	$903	$456	$3,828
Comprehensive income:
Net income	—	—	905	—	905
Other comprehensive income (loss), net of tax	—	—	—	(411)	(411)

Total comprehensive income					494
Cash dividends to Ameriprise Financial, Inc.	—	—	(750)	—	(750)

Balances at December 31, 2018	3	2,466	1,058	45	3,572
Cumulative effect of adoption of premium amortization on purchased callable debt securities guidance	—	—	(2)	—	(2)
Comprehensive income:
Net income	—	—	587	—	587
Other comprehensive income (loss), net of tax	—	—	—	529	529

Total comprehensive income					1,116
Cash dividends to Ameriprise Financial, Inc.	—	—	(1,350)	—	(1,350)

Balances at December 31, 2019	3	2,466	293	574	$3,336
Cumulative effect of adoption of current expected credit losses guidance	—	—	(7)	—	(7)
Comprehensive income:
Net income	—	—	438	—	438
Other comprehensive income (loss), net of tax	—	—	—	346	346

Total comprehensive income					784
Cash dividends to Ameriprise Financial, Inc.	—	—	(800)	—	(800)
Balances at December 31, 2020	$3	$2,466	$(76)	$920	$3,313

See Notes to Consolidated Financial Statements.

RiverSource Life Insurance Company

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

Years Ended December 31,	2020	2019	2018
Cash Flows from Operating Activities
Net income	$438	$587	$905
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation, amortization and accretion, net	(22)	(22)	37
Deferred income tax (benefit) expense	(278)	(278)	(3)
Contractholder and policyholder charges, non-cash	(385)	(380)	(368)
Loss from equity method investments	73	99	64
Net realized investment (gains) losses	(12)	(15)	(10)
Impairments and provision for loan losses	22	17	—
Net losses (gains) of consolidated investment entities	(2)	—	—
Changes in operating assets and liabilities:
Deferred acquisition costs	48	(106)	1
Policyholder account balances, future policy benefits and claims, net	3,441	751	906
Derivatives, net of collateral	(134)	333	(170)
Reinsurance recoverables	(166)	(90)	(212)
Other receivables	62	19	14
Accrued investment income	(3)	26	16
Current income tax expense (benefit)	378	2	(120)
Other, net	79	23	119
Net cash provided by (used in) operating activities	3,539	966	1,179

Cash Flows from Investing Activities
Available-for-Sale securities:
Proceeds from sales	102	232	56
Maturities, sinking fund payments and calls	2,813	2,250	2,635
Purchases	(4,069)	(1,772)	(3,049)
Proceeds from sales, maturities and repayments of mortgage loans	207	223	280
Funding of mortgage loans	(135)	(331)	(208)
Proceeds from sales and collections of other investments	123	129	137
Purchase of other investments	(184)	(164)	(217)
Proceeds from sales, maturities and repayments of investments by consolidated investment entities	46	—	—
Purchase of investments by consolidated investment entities	(57)	—	—
Purchase of equipment and software	(10)	(10)	(8)
Change in policy loans, net	21	(6)	(16)
Cash paid for deposit receivable	(4)	(349)	—
Cash received for deposit receivable	93	98	—
Advance on line of credit to Ameriprise Financial, Inc.	(702)	—	(273)
Repayment from Ameriprise Financial, Inc. on line of credit	702	—	273
Cash paid for written options with deferred premiums	(338)	(243)	(131)
Cash received from written options with deferred premiums	133	170	130
Net cash impact of consolidating consolidated investment entities	83	—	—
Other, net	2	42	(15)
Net cash provided by (used in) investing activities	(1,174)	269	(406)

Cash Flows from Financing Activities
Policyholder account balances:
Deposits and other additions	$1,649	$2,152	$1,933
Net transfers from (to) separate accounts	(125)	(86)	(75)
Surrenders and other benefits	(1,357)	(1,728)	(1,904)
Proceeds from line of credit with Ameriprise Financial, Inc.	186	73	10
Repayments to Ameriprise Financial, Inc. on line of credit	(236)	(23)	(10)
Proceeds from long-term debt with Ameriprise Financial, Inc.	500	—	—
Cash received for purchased options with deferred premiums	40	206	254
Cash paid for purchased options with deferred premiums	(211)	(289)	(208)
Repayments of debt by consolidated investment entities	(1)	—	—
Cash dividends to Ameriprise Financial, Inc.	(800)	(1,350)	(750)
Net cash provided by (used in) financing activities	(355)	(1,045)	(750)
Net increase (decrease) in cash and cash equivalents	2,010	190	23
Cash and cash equivalents at beginning of period	1,275	1,085	1,062
Cash and cash equivalents at end of period	$3,285	$1,275	$1,085

Supplemental Disclosures:
Income taxes paid (received), net	$(143)	$215	$158
Interest paid on borrowings	2	5	4
Non-cash investing activity:
Partnership commitments not yet remitted	—	4	1
Investments transferred in connection with fixed annuity reinsurance transaction	—	1,265	—

See Notes to Consolidated Financial Statements.

RiverSource Life Insurance Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  NATURE OF BUSINESS AND BASIS OF PRESENTATION

RiverSource Life Insurance Company is a stock life insurance company with one wholly owned stock life insurance company subsidiary, RiverSource Life Insurance Co. of New York (“RiverSource Life of NY”). RiverSource Life Insurance Company is a wholly owned subsidiary of Ameriprise Financial, Inc. (“Ameriprise Financial”).

•

RiverSource Life Insurance Company is domiciled in Minnesota and holds Certificates of Authority in American Samoa, the District of Columbia and all states except New York. RiverSource Life Insurance Company issues insurance and annuity products.

•	RiverSource Life of NY is domiciled and holds a Certificate of Authority in New York. RiverSource Life of NY issues insurance and annuity products.

RiverSource Life Insurance Company also wholly owns RiverSource Tax Advantaged Investments, Inc. (“RTA”). RTA is a stock company domiciled in Delaware and is a limited partner in affordable housing partnership investments.

On November 1, 2020, Columbia Cent CLO Advisors, LLC (“Columbia Cent”) began operating as a wholly owned subsidiary of RiverSource Life Insurance Company. See Note 5 for further discussion.

The accompanying Consolidated Financial Statements include the accounts of RiverSource Life Insurance Company, companies in which it directly or indirectly has a controlling financial interest and variable interest entities (“VIEs”) in which it is the primary beneficiary (collectively, the “Company”). All intercompany transactions and balances have been eliminated in consolidation.

The accompanying Consolidated Financial Statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) which vary in certain respects from reporting practices prescribed or permitted by state insurance regulatory authorities as described in Note 15.

The Company evaluated events or transactions that may have occurred after the balance sheet date for potential recognition or disclosure through the date the financial statements were issued. No subsequent events or transactions were identified.

The Company’s principal products are variable annuities, structured variable annuities, universal life (“UL”) insurance, including indexed universal life (“IUL”) and variable universal life (“VUL”) insurance, which are issued primarily to individuals. Waiver of premium and accidental death benefit riders are generally available with UL products, in addition to other benefit riders. Variable annuity contract purchasers can choose to add optional benefit riders to their contracts, such as guaranteed minimum death benefit (“GMDB”), guaranteed minimum withdrawal benefit (“GMWB”) and guaranteed minimum accumulation benefit (“GMAB”) riders. In 2020, the Company began offering structured variable annuities which give contractholders the option to allocate a portion of their account value to an indexed account with the contractholder’s rate of return, which may be positive or negative, tied to selected indices.

The Company also offers immediate annuities, traditional life insurance and disability income (“DI”) insurance. In 2020, the Company discontinued sales of fixed deferred annuities.

The Company’s business is sold through the advisor network of Ameriprise Financial Services, LLC (“AFS”), a subsidiary of Ameriprise Financial. RiverSource Distributors, Inc., a subsidiary of Ameriprise Financial, serves as the principal underwriter and distributor of variable annuity and life insurance products issued by the Company.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company adopted accounting standard, Financial Instruments — Credit Losses — Measurement of Credit Losses on Financial Instruments, on January 1, 2020. The significant accounting policies for Available-for-Sale Securities, Financing Receivables, and Reinsurance were updated as a result of adopting the new accounting standard.

Principles of Consolidation

A VIE is an entity that either has equity investors that lack certain essential characteristics of a controlling financial interest (including substantive voting rights, the obligation to absorb the entity’s losses, or the rights to receive the entity’s returns) or has equity investors that do not provide sufficient financial resources for the entity to support its activities.

Voting interest entities (“VOEs”) are those entities that do not qualify as a VIE. The Company consolidates VOEs in which it holds a greater than 50% voting interest. The Company generally accounts for entities using the equity method when it holds a greater than 20% but less than 50% voting interest or when the Company exercises significant influence over the entity. All other investments that are not reported at fair value as trading or Available-for-Sale securities are accounted for using the measurement alternative method when the Company owns less than a 20% voting interest and does not exercise significant influence. Under the measurement alternative, the investment is recorded at the cost basis, less impairments, if any, plus or minus observable price changes of identical or similar investments of the same issuer.

RiverSource Life Insurance Company

A VIE is consolidated by the reporting entity that determines it has both:

•	the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance; and

•	the obligation to absorb potentially significant losses or the right to receive potentially significant benefits to the VIE.

All VIEs are assessed for consolidation under this framework. When evaluating entities for consolidation, the Company considers its contractual rights in determining whether it has the power to direct the activities of the VIE that most significantly impact the VIEs economic performance. In determining whether the Company has this power, it considers whether it is acting in a role that enables it to direct the activities that most significantly impact the economic performance of an entity or if it is acting in an agent role.

In determining whether the Company has the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE, the Company considers an analysis of its rights to receive benefits such as investment returns and its obligation to absorb losses associated with any investment in the VIE in conjunction with other qualitative factors. Management and incentive fees that are at market and commensurate with the level of services provided, and where the Company does not hold other interests in the VIE that would absorb more than an insignificant amount of the VIE’s expected losses or receive more than an insignificant amount of the VIE’s expected residual returns, are not considered a variable interest and are excluded from the analysis.

The consolidation guidance has a scope exception for reporting entities with interests in registered money market funds which do not have an explicit support agreement.

Amounts Based on Estimates and Assumptions

Accounting estimates are an integral part of the Consolidated Financial Statements. In part, they are based upon assumptions concerning future events. Among the more significant are those that relate to investment securities valuation and recognition of other-than-temporary impairments, deferred acquisition costs (“DAC”) and the corresponding recognition of DAC amortization, valuation of derivative instruments and hedging activities, litigation reserves, future policy benefits and claims reserves and income taxes and the recognition of deferred tax assets and liabilities. These accounting estimates reflect the best judgment of management and actual results could differ.

Investments

Available-for-Sale Securities

Available-for-Sale securities are carried at fair value with unrealized gains (losses) recorded in accumulated other comprehensive income (“AOCI”), net of impacts to DAC, deferred sales inducement costs (“DSIC”), unearned revenue, benefit reserves, reinsurance recoverables and income taxes which is consistent with prior periods before January 1, 2020. Gains and losses are recognized on a trade date basis in the Consolidated Statements of Income upon disposition of the securities.

Available-for-Sale securities are impaired when the fair value of an investment is less than its amortized cost. When an Available-for-Sale security is impaired, the Company first assesses whether or not: (i) it has the intent to sell the security (made a decision to sell) or (ii) it is more likely than not that the Company will be required to sell the security before its anticipated recovery. If either of these conditions exist, the Company recognizes an impairment by reducing the book value of the security for the difference between the investment’s amortized cost and its fair value with a corresponding charge to earnings. Subsequent increases in the fair value of Available-for-Sale securities that occur in periods after a write-down has occurred are recorded as unrealized gains in other comprehensive income (“OCI”), while subsequent decreases in fair value would continue to be recorded as reductions of book value with a charge to earnings.

For securities that do not meet the above criteria, the Company determines whether the decrease in fair value is due to a credit loss or due to other factors. The amount of impairment due to credit-related factors, if any, is recognized as an allowance for credit losses with a related charge to net realized investment gains (losses). The allowance for credit losses is limited to the amount by which the security’s amortized cost basis exceeds its fair value. The amount of the impairment related to other factors is recognized in OCI which is consistent with prior periods before January 1, 2020.

Factors the Company considers in determining whether declines in the fair value of fixed maturity securities are due to credit-related factors include: (i) the extent to which the market value is below amortized cost; (ii) fundamental analysis of the liquidity, business prospects and overall financial condition of the issuer; and (iii) market events that could impact credit ratings, economic and business climate, litigation and government actions, and similar external business factors.

If through subsequent evaluation there is a sustained increase in cash flows expected, both the allowance and related charge to earnings may be reversed to reflect the increase in expected principal and interest payments. However, for Available-for-Sale securities that recognized an impairment prior to January 1, 2020 by reducing the book value of the security, the difference between the new amortized cost basis and the improved cash flows expected to be collected is accreted as interest income.

In order to determine the amount of the credit loss component for corporate debt securities, a best estimate of the present value of cash flows expected to be collected discounted at the security’s effective interest rate is compared to the amortized cost basis of

RiverSource Life Insurance Company

the security. The significant inputs to cash flow projections consider potential debt restructuring terms, projected cash flows available to pay creditors and the Company’s position in the debtor’s overall capital structure. When assessing potential credit-related impairments for structured investments (e.g., residential mortgage backed securities, commercial mortgage backed securities and asset backed securities), the Company also considers credit-related factors such as overall deal structure and its position within the structure, quality of underlying collateral, delinquencies and defaults, loss severities, recoveries, prepayments and cumulative loss projections.

Management has elected to exclude accrued interest in its measurement of the allowance for credit losses for Available-for-Sale securities. Accrued interest on Available-for-sale securities is recorded as earned in accrued investment income on the Consolidated Balance Sheets. Available-for-Sale securities are placed on nonaccrual status when the accrued balance becomes 90 days past due or earlier based on management’s evaluation of the facts and circumstances of each security under review. At this time all previously accrued interest is reversed through net investment income.

Other Investments

Other investments primarily reflect the Company’s interests in affordable housing partnerships and syndicated loans. Affordable housing partnerships are accounted for under the equity method.

Financing Receivables

Financing receivables are comprised of commercial loans, policy loans, and deposit receivables.

Commercial Loans

Commercial loans include commercial mortgage loans and syndicated loans and are recorded at amortized cost less the allowance for loan losses. Commercial mortgage loans are recorded within mortgage loans and syndicated loans are recorded within other investments on the Consolidated Balance Sheets. Commercial mortgage loans are loans on commercial properties that are originated by the Company. Syndicated loans represent the Company’s investment in loan syndications originated by unrelated third parties.

Interest income is accrued as earned on the unpaid principal balances of the loans. Interest income recognized on commercial mortgage loans and syndicated loans is recorded in net investment income on the Consolidated Statements of Income.

Policy Loans

Policy loans do not exceed the cash surrender value at origination. As there is minimal risk of loss related to policy loans, there is no allowance for credit losses.

Interest income is accrued as earned on the unpaid principal balances of the loans. Interest income recognized on policy loans is recorded in accrued investment income on the Consolidated Statements of Income.

Deposit Receivable

For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability related to insurance risk in accordance with applicable accounting standards. If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Reinsurance deposits made are included in receivables. As amounts are received, consistent with the underlying contracts, the deposit receivable is adjusted. The deposit receivable is accreted using the interest method and the accretion is reported in other revenues.

See Note 7 for additional information on financing receivables.

Allowance for Credit Losses

The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected over the asset’s expected life, considering past events, current conditions and reasonable and supportable forecasts of future economic conditions. Prior to January 1, 2020, the allowance for credit losses was based on an incurred loss model that did not require estimating expected credit losses over the expected life of the asset. Estimates of expected credit losses consider both historical charge-off and recovery experience as well as current economic conditions and management’s expectation of future charge-off and recovery levels. Expected losses related to risks other than credit risk are excluded from the allowance for credit losses. The allowance for credit losses is measured and recorded upon initial recognition of the loan, regardless of whether it is originated or purchased. The methods and information used to develop the allowance for credit losses for each class of financing receivable are discussed below.

Commercial Loans

The allowance for credit losses for commercial mortgage loans and syndicated loans utilizes a probability of default and loss severity approach to estimate lifetime expected credit losses. Actual historical default and loss severity data for each type of commercial loan is adjusted for current conditions and reasonable and supportable forecasts of future economic conditions to develop the probability of default and loss severity assumptions that are applied to the amortized cost basis of the loans over the

RiverSource Life Insurance Company

expected life of each portfolio. The allowance for credit losses on commercial mortgage loans and syndicated loans is recorded through provisions charged to net realized investment gains (losses) and is reduced/increased by net charge-offs/recoveries.

Management determines the adequacy of the allowance for credit losses based on the overall loan portfolio composition, recent and historical loss experience, and other pertinent factors, including when applicable, internal risk ratings, loan-to-value (“LTV”) ratios and occupancy rates, along with reasonable and supportable forecasts of economic and market conditions. This evaluation is inherently subjective as it requires estimates, which may be susceptible to significant change. While the Company may attribute portions of the allowance to specific loan pools as part of the allowance estimation process, the entire allowance is available to absorb losses expected over the life of the loan portfolio.

Deposit receivable

The allowance for credit losses is calculated on an individual reinsurer basis. The deposit receivable is collateralized by an underlying trust arrangement. Management evaluates the terms of the reinsurance and trust agreements, the nature of the underlying assets, and the potential for changes in the collateral value when considering the need for an allowance for credit losses.

Nonaccrual Loans

Commercial mortgage loans and syndicated loans are placed on nonaccrual status when either the collection of interest or principal has become 90 days past due or is otherwise considered doubtful of collection. When a loan is placed on nonaccrual status, unpaid accrued interest is reversed. Interest payments received on loans on nonaccrual status are generally applied to principal unless the remaining principal balance has been determined to be fully collectible. Management has elected to exclude accrued interest in its measurement of the allowance for credit losses for commercial mortgage loans and syndicated loans.

Restructured Loans

A loan is classified as a restructured loan when the Company makes certain concessionary modifications to contractual terms for borrowers experiencing financial difficulties. When the interest rate, minimum payments, and/or due dates have been modified in an attempt to make the loan more affordable to a borrower experiencing financial difficulties, the modification is considered a troubled debt restructuring. Modifications to loan terms do not automatically result in troubled debt restructurings (“TDRs”). Per the Interagency Statement on Loan Modifications and Reporting for Financial Institutions Working with Customers Affected by the Coronavirus, modifications made on a good faith basis in response to the coronavirus disease 2019 (“COVID-19”) pandemic to borrowers who were not more than 30 days past due as of December 31, 2019, such as payment deferrals, extensions of repayment terms, fee waivers, or delays in payment that are not significant to the unpaid principal value of the loan, are not considered TDRs. Generally, performance prior to the restructuring or significant events that coincide with the restructuring are considered in assessing whether the borrower can meet the new terms which may result in the loan being returned to accrual status at the time of the restructuring or after a performance period. If the borrower’s ability to meet the revised payment schedule is not reasonably assured, the loan remains on nonaccrual status.

Charge-off and Foreclosure

Charge-offs are recorded when the Company concludes that all or a portion of the commercial mortgage loan or syndicated loan is uncollectible. Factors used by the Company to determine whether all amounts due on commercial mortgage loans will be collected, include but are not limited to, the financial condition of the borrower, performance of the underlying properties, collateral and/or guarantees on the loan, and the borrower’s estimated future ability to pay based on property type and geographic location. Factors used by the Company to determine whether all amounts due on syndicated loans will be collected, include but are not limited to the borrower’s financial condition, industry outlook, and internal risk ratings based on rating agency data and internal analyst expectations.

If it is determined that foreclosure on a commercial mortgage loan is probable and the fair value is less than the current loan balance, expected credit losses are measured as the difference between the amortized cost basis of the asset and fair value less estimated selling costs. Upon foreclosure, the commercial mortgage loan and related allowance are reversed, and the foreclosed property is recorded as real estate owned in other assets.

Cash and Cash Equivalents

Cash equivalents include highly liquid investments with original or remaining maturities at the time of purchase of 90 days or less.

Reinsurance

The Company cedes insurance risk to other insurers under reinsurance agreements.

Reinsurance premiums paid and benefits received are accounted for consistently with the basis used in accounting for the policies from which risk is reinsured and consistently with the terms of the reinsurance contracts. Reinsurance premiums for traditional life, long term care (“LTC”) and DI, net of the change in any prepaid reinsurance asset, are reported as a reduction of premiums. UL and VUL reinsurance premiums are reported as a reduction of policy and contract charges. In addition, for UL and VUL

RiverSource Life Insurance Company

insurance policies, the net cost of reinsurance ceded, which represents the discounted amount of the expected cash flows between the reinsurer and the Company, is classified as an asset or contra asset and amortized over the estimated life of the policies in proportion to the estimated gross profits (“EGPs”) and is subject to retrospective adjustment in a manner similar to retrospective adjustment of DAC. The assumptions used to project the expected cash flows are consistent with those used for DAC valuation for the same contracts. Changes in the net cost of reinsurance are reflected as a component of policy and contract charges. Reinsurance recoveries are reported as components of benefits, claims, losses and settlement expenses.

Insurance liabilities are reported before the effects of reinsurance. Policyholder account balances, future policy benefits and claims recoverable under reinsurance contracts are recorded within reinsurance recoverables, net of the allowance for credit losses. The Company evaluates the financial condition of its reinsurers prior to entering into new reinsurance contracts and on a periodic basis during the contract term. The allowance for credit losses related to reinsurance recoverable is based on applying observable industry data including insurer ratings, default and loss severity data to the Company’s reinsurance recoverable balances. Management evaluates the results of the calculation and considers differences between the industry data and the Company’s data. Such differences include the fact that the Company has no actual history of losses and the fact that industry data may contain non-life insurers. This evaluation is inherently subjective as it requires estimates, which may be susceptible to significant change given the long-term nature of these receivables. In addition, the Company has a reinsurance protection agreement that provides credit protections for its reinsured long term care business. The allowance for credit losses on reinsurance recoverable is recorded through provisions charged to benefits, claims, losses and settlement expenses on the Consolidated Statements of Income.

The Company also assumes life insurance and fixed annuity risk from other insurers in limited circumstances. Reinsurance premiums received and benefits paid are accounted for consistently with the basis used in accounting for the policies from which risk is reinsured and consistently with the terms of the reinsurance contracts. Liabilities for assumed business are recorded within policyholder account balances, future policy benefits and claims.

See Note 9 for additional information on reinsurance.

Land, Buildings, Equipment and Software

Land, buildings, equipment and internally developed or purchased software are carried at cost less accumulated depreciation or amortization and are reflected within other assets. The Company uses the straight-line method of depreciation and amortization over periods ranging from three to 39 years.

As of December 31, 2020 and 2019, land, buildings, equipment and software were $124 million and $129 million, respectively, net of accumulated depreciation of $202 million and $189 million, respectively. Depreciation and amortization expense for the years ended December 31, 2020, 2019 and 2018 was $14 million, $16 million and $15 million, respectively.

Derivative Instruments and Hedging Activities

Freestanding derivative instruments are recorded at fair value and are reflected in other assets or other liabilities. The Company’s policy is to not offset fair value amounts recognized for derivatives and collateral arrangements executed with the same counterparty under the same master netting arrangement. The accounting for changes in the fair value of a derivative instrument depends on its intended use and the resulting hedge designation, if any. The Company primarily uses derivatives as economic hedges that are not designated as accounting hedges or do not qualify for hedge accounting treatment. The Company occasionally designates derivatives as (i) hedges of changes in the fair value of assets, liabilities, or firm commitments (“fair value hedges”) or (ii) hedges of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow hedges”).

Derivative instruments that are entered into for hedging purposes are designated as such at the time the Company enters into the contract. For all derivative instruments that are designated for hedging activities, the Company documents all of the hedging relationships between the hedge instruments and the hedged items at the inception of the relationships. Management also documents its risk management objectives and strategies for entering into the hedge transactions. The Company assesses, at inception and on a quarterly basis, whether derivatives designated as hedges are highly effective in offsetting the fair value or cash flows of hedged items. If it is determined that a derivative is no longer highly effective as a hedge, the Company will discontinue the application of hedge accounting.

For derivative instruments that do not qualify for hedge accounting or are not designated as accounting hedges, changes in fair value are recognized in current period earnings. Changes in fair value of derivatives are presented in the Consolidated Statements of Income based on the nature and use of the instrument. Changes in fair value of derivatives used as economic hedges are presented in the Consolidated Statements of Income with the corresponding change in the hedged asset or liability.

For derivative instruments that qualify as fair value hedges, changes in the fair value of the derivatives, as well as changes in the fair value of the hedged assets, liabilities or firm commitments, are recognized on a net basis in current period earnings. The carrying value of the hedged item is adjusted for the change in fair value from the designated hedged risk. If a fair value hedge designation is removed or the hedge is terminated prior to maturity, previous adjustments to the carrying value of the hedged item are recognized into earnings over the remaining life of the hedged item.

RiverSource Life Insurance Company

For derivative instruments that qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instruments is reported in AOCI and reclassified into earnings when the hedged item or transaction impacts earnings. The amount that is reclassified into earnings is presented in the Consolidated Statements of Income with the hedged instrument or transaction impact. Any ineffective portion of the gain or loss is reported in current period earnings as a component of net investment income. If a hedge designation is removed or a hedge is terminated prior to maturity, the amount previously recorded in AOCI is reclassified to earnings over the period that the hedged item impacts earnings. For hedge relationships that are discontinued because the forecasted transaction is not expected to occur according to the original strategy, any related amounts previously recorded in AOCI are recognized in earnings immediately.

The equity component of indexed annuity, structured variable annuity and IUL obligations are considered embedded derivatives. Additionally, certain annuities contain GMAB and GMWB provisions. The GMAB and the non-life contingent benefits associated with GMWB provisions are also considered embedded derivatives.

See Note 13 for information regarding the Company’s fair value measurement of derivative instruments and Note 17 for the impact of derivatives on the Consolidated Statements of Income.

Deferred Acquisition Costs

The Company incurs costs in connection with acquiring new and renewal insurance and annuity businesses. The portion of these costs which are incremental and direct to the acquisition of a new or renewal insurance policy or annuity contract are deferred. Significant costs capitalized include sales based compensation related to the acquisition of new and renewal insurance policies and annuity contracts, medical inspection costs for successful sales, and a portion of employee compensation and benefit costs based upon the amount of time spent on successful sales. Sales based compensation paid to AFS advisors and employees and third-party distributors is capitalized. Employee compensation and benefits costs which are capitalized relate primarily to sales efforts, underwriting and processing. All other costs which are not incremental direct costs of acquiring an insurance policy or annuity contract are expensed as incurred. The DAC associated with insurance policies or annuity contracts that are significantly modified or internally replaced with another contract are accounted for as contract terminations. These transactions are anticipated in establishing amortization periods and other valuation assumptions.

The Company monitors other DAC amortization assumptions, such as persistency, mortality, morbidity, interest margin, variable annuity benefit utilization and maintenance expense levels each quarter and, when assessed independently, each could impact the Company’s DAC balances.

The analysis of DAC balances and the corresponding amortization is a dynamic process that considers all relevant factors and assumptions described previously. Unless the Company’s management identifies a significant deviation over the course of the quarterly monitoring, management reviews and updates these DAC amortization assumptions annually in the third quarter of each year.

Non-Traditional Long-Duration Products

For non-traditional long-duration products (including variable, structured variable and fixed deferred annuity contracts, UL and VUL insurance products), DAC are amortized based on projections of EGPs over amortization periods equal to the approximate life of the business.

EGPs vary based on persistency rates (assumptions at which contractholders and policyholders are expected to surrender, make withdrawals from and make deposits to their contracts), mortality levels, client asset value growth rates (based on equity and bond market performance), variable annuity benefit utilization and interest margins (the spread between earned rates on invested assets and rates credited to contractholder and policyholder accounts) and are management’s best estimates. Management regularly monitors financial market conditions and actual contractholder and policyholder behavior experience and compares them to its assumptions. These assumptions are updated whenever it appears that earlier estimates should be revised. When assumptions are changed, the percentage of EGPs used to amortize DAC might also change. A change in the required amortization percentage is applied retrospectively; an increase in amortization percentage will result in a decrease in the DAC balance and an increase in DAC amortization expense, while a decrease in amortization percentage will result in an increase in the DAC balance and a decrease in DAC amortization expense. The impact on results of operations of changing assumptions can be either positive or negative in any particular period and is reflected in the period in which such changes are made. At each balance sheet date, the DAC balance is adjusted for the effect that would result from the realization of unrealized gains (losses) on securities impacting EGPs, with the related change recognized through AOCI.

The client asset value growth rates are the rates at which variable annuity and VUL insurance contract values invested in separate accounts are assumed to appreciate in the future. The rates used vary by equity and fixed income investments. Management reviews and, where appropriate, adjusts its assumptions with respect to client asset value growth rates on a regular basis. The Company typically uses a five-year mean reversion process as a guideline in setting near-term equity fund growth rates based on a long-term view of financial market performance as well as recent actual performance. The suggested near-term equity fund growth rate is reviewed quarterly to ensure consistency with management’s assessment of anticipated equity market performance.

RiverSource Life Insurance Company

DAC amortization expense recorded in a period when client asset value growth rates exceed management’s near-term estimate will typically be less than in a period when growth rates fall short of management’s near-term estimate.

Traditional Long-Duration Products

For traditional long-duration products (including traditional life and DI insurance products), DAC are generally amortized as a percentage of premiums over amortization periods equal to the premium paying period. The assumptions made in calculating the DAC balance and DAC amortization expense are consistent with those used in determining the liabilities.

For traditional life and DI insurance products, the assumptions provide for adverse deviations in experience and are revised only if management concludes experience will be so adverse that DAC are not recoverable. If management concludes that DAC are not recoverable, DAC are reduced to the amount that is recoverable based on best estimate assumptions and there is a corresponding expense recorded in the Consolidated Statements of Income.

Deferred Sales Inducement Costs

Sales inducement costs consist of bonus interest credits and premium credits added to certain annuity contract and insurance policy values. These benefits are capitalized to the extent they are incremental to amounts that would be credited on similar contracts without the applicable feature. The amounts capitalized are amortized using the same methodology and assumptions used to amortize DAC. DSIC is recorded in other assets and amortization of DSIC is recorded in benefits, claims, losses and settlement expenses.

Separate Account Assets and Liabilities

Separate account assets represent funds held for the benefit of and separate account liabilities represent the obligation to the variable annuity contractholders and variable life insurance policyholders who have a contractual right to receive the benefits of their contract or policy and bear the related investment risk. Gains and losses on separate account assets accrue directly to the contractholder or policyholder and are not reported in the Company’s Consolidated Statements of Income. Separate account assets are recorded at fair value and separate account liabilities are equal to the assets recognized.

Policyholder Account Balances, Future Policy Benefits and Claims

The Company establishes reserves to cover the benefits associated with non-traditional and traditional long-duration products. Non-traditional long-duration products include variable and structured variable annuity contracts, fixed annuity contracts and UL and VUL policies. Traditional long-duration products include term life, whole life, DI and LTC insurance products.

Guarantees accounted for as insurance liabilities include GMDB, gain gross-up (“GGU”), guaranteed minimum income benefit (“GMIB”) and the life contingent benefits associated with GMWB. In addition, UL and VUL policies with product features that result in profits followed by losses are accounted for as insurance liabilities.

Guarantees accounted for as embedded derivatives include GMAB and the non-life contingent benefits associated with GMWB. In addition, the portion of structured variable annuities, indexed annuities and IUL policies allocated to the indexed account is accounted for as an embedded derivative.

Changes in future policy benefits and claims are reflected in earnings in the period adjustments are made. Where applicable, benefit amounts expected to be recoverable from reinsurance companies who share in the risk are separately recorded as reinsurance recoverables.

Non-Traditional Long-Duration Products

The liabilities for non-traditional long-duration products include fixed account values on variable and fixed annuities and UL and VUL policies, liabilities for guaranteed benefits associated with variable annuities and embedded derivatives for variable and structured variable annuities, indexed annuities and IUL products.

Liabilities for fixed account values on variable, structured variable and fixed deferred annuities and UL and VUL policies are equal to accumulation values, which are the cumulative gross deposits and credited interest less withdrawals and various charges.

A portion of the Company’s UL and VUL policies have product features that result in profits followed by losses from the insurance component of the contract. These profits followed by losses can be generated by the cost structure of the product or secondary guarantees in the contract. The secondary guarantee ensures that, subject to specified conditions, the policy will not terminate and will continue to provide a death benefit even if there is insufficient policy value to cover the monthly deductions and charges. The liability for these future losses is determined by estimating the death benefits in excess of account value and recognizing the excess over the estimated life based on expected assessments (e.g. cost of insurance charges, contractual administrative charges, similar fees and investment margin). See Note 11 for information regarding the liability for contracts with secondary guarantees.

Liabilities for fixed deferred indexed annuity, structured variable annuity and IUL products are equal to the accumulation of host contract values covering guaranteed benefits and the fair value of embedded equity options.

RiverSource Life Insurance Company

The GMDB and GGU liability is determined by estimating the expected value of death benefits in excess of the projected contract accumulation value and recognizing the excess over the estimated life based on expected assessments (e.g., mortality and expense fees, contractual administrative charges and similar fees).

If elected by the contract owner and after a stipulated waiting period from contract issuance, a GMIB guarantees a minimum lifetime annuity based on a specified rate of contract accumulation value growth and predetermined annuity purchase rates. The GMIB liability is determined each period by estimating the expected value of annuitization benefits in excess of the projected contract accumulation value at the date of annuitization and recognizing the excess over the estimated life based on expected assessments.

The liability for the life contingent benefits associated with GMWB provisions is determined by estimating the expected value of benefits that are contingent upon survival after the account value is equal to zero and recognizing the benefits over the estimated life based on expected assessments (e.g., mortality and expense fees, contractual administrative charges and similar fees).

In determining the liabilities for GMDB, GGU, GMIB and the life contingent benefits associated with GMWB, the Company projects these benefits and contract assessments using actuarial models to simulate various equity market scenarios. Significant assumptions made in projecting future benefits and assessments relate to customer asset value growth rates, mortality, persistency, benefit utilization and investment margins and are consistent with those used for DAC valuation for the same contracts. As with DAC, unless the Company’s management identifies a significant deviation over the course of quarterly monitoring, management reviews and updates these assumptions annually in the third quarter of each year.

See Note 11 for information regarding variable annuity guarantees.

Liabilities for fixed annuities in a benefit or payout status utilize assumptions established as of the date the payout phase is initiated. The liabilities are the present value of future estimated payments reduced for mortality (which is based on industry mortality tables with modifications based on the Company’s experience) and discounted with interest rates.

Embedded Derivatives

The fair value of embedded derivatives related to GMAB and the non-life contingent benefits associated with GMWB provisions fluctuate based on equity, interest rate and credit markets and the estimate of the Company’s nonperformance risk, which can cause these embedded derivatives to be either an asset or a liability. The fair value of embedded derivatives related to structured varaible annuities, indexed annuities and IUL fluctuate based on equity markets and interest rates and the estimate of the Company’s nonperformance risk and is a liability. See Note 13 for information regarding the fair value measurement of embedded derivatives.

Traditional Long-Duration Products

The liabilities for traditional long-duration products include liabilities for unpaid amounts on reported claims, estimates of benefits payable on claims incurred but not yet reported and estimates of benefits that will become payable on term life, whole life, DI and LTC policies as claims are incurred in the future.

Liabilities for unpaid amounts on reported life insurance claims are equal to the death benefits payable under the policies.

Liabilities for unpaid amounts on reported DI and LTC claims include any periodic or other benefit amounts due and accrued, along with estimates of the present value of obligations for continuing benefit payments. These unpaid amounts are calculated using anticipated claim continuance rates based on established industry tables, adjusted as appropriate for the Company’s experience. The discount rates used to calculate present values are based on average interest rates earned on assets supporting the liability for unpaid amounts.

Liabilities for estimated benefits payable on claims that have been incurred but not yet reported are based on periodic analysis of the actual time lag between when a claim occurs and when it is reported.

Liabilities for estimates of benefits that will become payable on future claims on term life, whole life and DI insurance policies are based on the net level premium and LTC policies are based on a gross premium valuation reflecting management’s current best estimate assumptions. Net level premium includes anticipated premium payments, mortality and morbidity rates, policy persistency and interest rates earned on assets supporting the liability. Gross premium valuation includes expected premium rate increases, benefit reductions, morbidity rates, policy persistency and interest rates earned on assets supporting the liability. Anticipated mortality and morbidity rates are based on established industry mortality and morbidity tables, with modifications based on the Company’s experience. Anticipated premium payments and persistency rates vary by policy form, issue age, policy duration and certain other pricing factors.

For term life, whole life, DI and LTC policies, the Company utilizes best estimate assumptions as of the date the policy is issued with provisions for the risk of adverse deviation, as appropriate. After the liabilities are initially established, management performs premium deficiency tests using current best estimate assumptions without provisions for adverse deviation annually in the third quarter of each year unless management identifies a material deviation over the course of quarterly monitoring. If the liabilities determined based on these best estimate assumptions are greater than the net reserves (i.e., GAAP reserves net of any

RiverSource Life Insurance Company

DAC balance), the existing net reserves are adjusted by first reducing the DAC balance by the amount of the deficiency or to zero through a charge to current period earnings. If the deficiency is more than the DAC balance, then the net reserves are increased by the excess through a charge to current period earnings. If a premium deficiency is recognized, the assumptions as of the date of the loss recognition are locked in and used in subsequent periods. The assumptions for LTC insurance products are management’s best estimate as of the date of loss recognition and thus no longer provide for adverse deviations in experience.

See Note 10 for information regarding the liabilities for traditional long-duration products.

Unearned Revenue Liability

The Company’s UL and VUL policies require payment of fees or other policyholder assessments in advance for services to be provided in future periods. These charges are deferred as unearned revenue and amortized using EGPs, similar to DAC. The unearned revenue liability is recorded in other liabilities and the amortization is recorded in policy and contract charges.

Income Taxes

The Company qualifies as a life insurance company for federal income tax purposes. As such, the Company is subject to the Internal Revenue Code provisions applicable to life insurance companies.

The Company’s taxable income is included in the consolidated federal income tax return of Ameriprise Financial. The Company provides for income taxes on a separate return basis, except that, under an agreement between Ameriprise Financial and the Company, tax benefits are recognized for losses to the extent they can be used in the consolidated return. It is the policy of Ameriprise Financial that it will reimburse its subsidiaries for any tax benefits recorded.

The Company’s provision for income taxes represents the net amount of income taxes that the Company expects to pay or to receive from various taxing jurisdictions in connection with its operations. The Company provides for income taxes based on amounts that the Company believes it will ultimately owe taking into account the recognition and measurement for uncertain tax positions. Inherent in the provision for income taxes are estimates and judgments regarding the tax treatment of certain items.

In connection with the provision for income taxes, the Consolidated Financial Statements reflect certain amounts related to deferred tax assets and liabilities, which result from temporary differences between the assets and liabilities measured for financial statement purposes versus the assets and liabilities measured for tax return purposes.

The Company is required to establish a valuation allowance for any portion of its deferred tax assets that management believes will not be realized. Significant judgment is required in determining if a valuation allowance should be established and the amount of such allowance if required. Factors used in making this determination include estimates relating to the performance of the business. Consideration is given to, among other things in making this determination: (i) future taxable income exclusive of reversing temporary differences and carryforwards; (ii) future reversals of existing taxable temporary differences; (iii) taxable income in prior carryback years; and (iv) tax planning strategies. Management may need to identify and implement appropriate planning strategies to ensure its ability to realize deferred tax assets and reduce the likelihood of the establishment of a valuation allowance with respect to such assets. See Note 19 for additional information on the Company’s valuation allowance.

Changes in tax rates and tax law are accounted for in the period of enactment. Deferred tax assets and liabilities are adjusted for the effect of a change in tax laws or rates and the effect is included in net income.

Revenue Recognition

Premiums on traditional life, DI and LTC insurance products and immediate annuities with a life contingent feature are net of reinsurance ceded and are recognized as revenue when due.

Interest income is accrued as earned using the effective interest method, which makes an adjustment of the yield for security premiums and discounts on all performing fixed maturity securities classified as Available-for-Sale so that the related security or loan recognizes a constant rate of return on the outstanding balance throughout its term. When actual prepayments differ significantly from originally anticipated prepayments, the retrospective effective yield is recalculated to reflect actual payments to date and updated future payment assumptions and a catch-up adjustment is recorded in the current period. In addition, the new effective yield, which reflects anticipated future payments, is used prospectively.

Mortality and expense risk fees are based on a percentage of the fair value of assets held in the Company’s separate accounts and recognized when assessed. Variable annuity guaranteed benefit rider charges, cost of insurance charges on UL and VUL insurance and contract charges (net of reinsurance premiums and cost of reinsurance for UL insurance products) and surrender charges on annuities and UL and VUL insurance are recognized as revenue when assessed.

Realized gains and losses on the sale of securities, other than equity method investments, are recognized using the specific identification method, on a trade date basis.

Fees received under marketing support and distribution services arrangements are recognized as revenue when earned.

See Note 4 for further discussion of accounting policies on revenue from contracts with customers.

RiverSource Life Insurance Company

3.  RECENT ACCOUNTING PRONOUNCEMENTS

Adoption of New Accounting Standards

Fair Value Measurement — Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement

In August 2018, the Financial Accounting Standards Board (“FASB”) updated the accounting standards related to disclosures for fair value measurements. The update eliminates the following disclosures: (1) the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, (2) the policy of timing of transfers between levels of the fair value hierarchy, and (3) the valuation processes for Level 3 fair value measurements. The new disclosures include changes in unrealized gains and losses for the period included in OCI for recurring Level 3 fair value measurements of instruments held at the end of the reporting period and the range and weighted average used to develop significant unobservable inputs and how the weighted average was calculated. The new disclosures are required on a prospective basis; all other provisions should be applied retrospectively. The update is effective for interim and annual periods beginning after December 15, 2019. Early adoption is permitted for the entire standard or only the provisions to eliminate or modify disclosure requirements. The Company early adopted the provisions of the standard to eliminate or modify disclosure requirements in the fourth quarter of 2018. The Company adopted the provisions of the standard to include new disclosures on January 1, 2020. The update does not have an impact on the Company’s consolidated financial condition or results of operations. See Note 12 for additional disclosures on fair value measurements.

Intangibles — Goodwill and Other — Internal-Use Software — Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract

In August 2018, the FASB updated the accounting standards related to customer’s accounting for implementation costs incurred in a cloud computing arrangement (“CCA”) that is a service contract. The update requires implementation costs for a CCA to be evaluated for capitalization using the same approach as implementation costs associated with internal-use software. The update also addresses presentation, measurement and impairment of capitalized implementation costs in a CCA that is a service contract. The update requires new disclosures on the nature of hosting arrangements that are service contracts, significant judgements made when applying the guidance and quantitative disclosures, including amounts capitalized, amortized and impaired. The update is effective for interim and annual periods beginning after December 15, 2019, and can be applied either prospectively or retrospectively. The Company adopted the standard using a prospective approach on January 1, 2020. The adoption did not have an impact on the Company’s consolidated financial condition or results of operations.

Financial Instruments — Credit Losses — Measurement of Credit Losses on Financial Instruments

In June 2016, the FASB updated the accounting standards related to accounting for credit losses on certain types of financial instruments. The update replaces the current incurred loss model for estimating credit losses with a new model that requires an entity to estimate the credit losses expected over the life of the asset. At adoption, the initial estimate of the expected credit losses will be recorded through retained earnings and subsequent changes in the estimate will be reported in current period earnings and recorded through an allowance for credit losses on the balance sheet. The credit loss model for Available-for-Sale debt securities did not change; however, the credit loss calculation and subsequent recoveries are required to be recorded through an allowance. The standard is effective for interim and annual periods beginning after December 15, 2019. A modified retrospective cumulative adjustment to retained earnings should be recorded as of the first reporting period in which the guidance is effective for loans, receivables, and other financial instruments subject to the new expected credit loss model. Prospective adoption is required for establishing an allowance related to Available-for-Sale debt securities, certain beneficial interests, and financial assets purchased with a more-than-insignificant amount of credit deterioration since origination. The Company adopted the standard on January 1, 2020. The adoption of this update did not have a material impact on the Company’s consolidated financial condition or results of operations.

Leases — Recognition of Lease Assets and Liabilities on Balance Sheet

In February 2016, the FASB updated the accounting standards for leases. The update was issued to increase transparency and comparability for the accounting of lease transactions. The standard requires most lease transactions for lessees to be recorded on the balance sheet as lease assets and lease liabilities and both quantitative and qualitative disclosures about leasing arrangements. The standard was effective for interim and annual periods beginning after December 15, 2018. Entities had the option to adopt the standard using a modified retrospective approach at either the beginning of the earliest period presented or as of the date of adoption. The Company adopted the standard using a modified retrospective approach as of January 1, 2019. The Company also elected the package of practical expedients permitted under the transition guidance within the accounting standard that allows entities to carryforward their historical lease classification and to not reassess contracts for embedded leases among other things. The adoption did not have a material impact on the Company’s consolidated financial condition or results of operations.

Income Statement — Reporting Comprehensive Income — Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income

In February 2018, the FASB updated the accounting standards related to the presentation of tax effects stranded in AOCI. The update allows a reclassification from AOCI to retained earnings for tax effects stranded in AOCI resulting from the Tax Act. The

RiverSource Life Insurance Company

election of the update was optional. The update was effective for fiscal years beginning after December 15, 2018. Entities could record the impacts either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Act is recognized. The Company adopted the standard on January 1, 2019 and elected not to reclassify the stranded tax effects in AOCI.

Derivatives and Hedging — Targeted Improvements to Accounting for Hedging Activities

In August 2017, the FASB updated the accounting standards to amend the hedge accounting recognition and presentation requirements. The objectives of the update are to better align the financial reporting of hedging relationships to the economic results of an entity’s risk management activities and simplify the application of the hedge accounting guidance. The update also adds new disclosures and amends existing disclosure requirements. The standard was effective for interim and annual periods beginning after December 15, 2018, and was required to be applied on a modified retrospective basis. The Company adopted the standard on January 1, 2019. The adoption did not have an impact on the Company’s consolidated financial condition or results of operations.

Receivables — Nonrefundable Fees and Other Costs — Premium Amortization on Purchased Callable Debt Securities

In March 2017, the FASB updated the accounting standards to shorten the amortization period for certain purchased callable debt securities held at a premium. Under previous guidance, premiums were generally amortized over the contractual life of the security. The amendments require the premium to be amortized to the earliest call date. The update applies to securities with explicit, non-contingent call features that are callable at fixed prices and on preset dates. The standard was effective for interim and annual periods beginning after December 15, 2018, and was required to be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The Company adopted the standard on January 1, 2019. The adoption did not have a material impact on the Company’s consolidated financial condition or results of operations.

In October 2020, the FASB issued amendments clarifying that, at each reporting date if a security contains additional future call dates, an entity must reevaluate whether the amortized cost basis exceeds the amount repayable by the issuer at the next call date. If so, the excess should be amortized to the next call date. The update is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early application is not permitted. All entities should apply this update on a prospective basis as of the beginning of the period of adoption for existing or newly purchased callable debt securities. The Company currently accounts for the additional call dates in accordance with this amendment.

Future Adoption of New Accounting Standards

Reference Rate Reform — Expedients for Contract Modifications

In March 2020, the FASB updated the accounting standards to provide optional expedients and exceptions for applying GAAP to contracts, hedging or other transactions that are affected by reference rate reform (i.e., the elimination of LIBOR). The following expedients are provided for modified contracts whose reference rate is changed: (1) receivables and debt contracts are accounted for prospectively by adjusting the effective interest rate, (2) leases are accounted for as a continuation of the existing contracts with no reassessments of the lease classification and discount rate or remeasurements of lease payments that otherwise would be required, and (3) an entity is not required to reassess its original conclusion about whether that contract contains an embedded derivative that is clearly and closely related to the economic characteristics and risks of the host contract. When elected, the optional expedients for contract modifications must be applied consistently for all eligible contracts or eligible transactions. In January 2021, FASB updated the standard to allow an entity to elect to apply the treatment under the original guidance to derivative instruments that use an interest rate that for margining, discounting or contract price alignment that will be modified due to reference rate reform but did not qualify under the original guidance The adoption of the standard is not expected to have an impact on the Company’s consolidated results of operations and financial condition.

Income Taxes — Simplifying the Accounting for Income Taxes

In December 2019, the FASB updated the accounting standards to simplify the accounting for income taxes. The update eliminates certain exceptions to: (1) accounting principles related to intraperiod tax allocation to be applied on a prospective basis, (2) deferred tax liabilities related to outside basis differences to be applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption, and (3) year-to-date losses in interim periods to be applied on a prospective basis. The update also amends existing guidance related to situations when an entity receives: (1) a step-up in the tax basis of goodwill to be applied on a prospective basis, (2) an allocation of income tax expense when members of a consolidated tax filing group issue separate financial statements to be applied on a retrospective basis for all periods presented, (3) interim recognition of enactment of tax laws or rate changes to be applied on a prospective basis, and (4) franchise taxes and other taxes partially based on income to be applied on a retrospective basis for all periods presented or a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption. The standard is effective for interim and annual periods beginning after December 15, 2020, with early adoption permitted. The adoption of the standard is not expected to have an impact on the Company’s consolidated financial condition or results of operations.

RiverSource Life Insurance Company

Financial Services — Insurance — Targeted Improvements to the Accounting for Long-Duration Contracts

In August 2018, the FASB updated the accounting standard related to long-duration insurance contracts. The guidance revises key elements of the measurement models and disclosure requirements for long-duration insurance contracts issued by insurers and reinsurers.

The guidance establishes a significant new category of benefit features called market risk benefits that protect the contractholder from other-than-nominal capital market risk and expose the insurer to that risk. Insurers will have to measure market risk benefits at fair value. Market risk benefits include variable annuity guaranteed benefits (i.e. guaranteed minimum death, withdrawal, withdrawal for life, accumulation and income benefits). The portion of the change in fair value attributable to a change in the instrument-specific credit risk of market risk benefits in a liability position will be recorded in OCI.

Significant changes also relate to the measurement of the liability for future policy benefits for nonparticipating traditional long-duration insurance contracts and immediate annuities with a life contingent feature include the following:

•

Insurers will be required to review and update the cash flow assumptions used to measure the liability for future policy benefits rather than using assumptions locked in at contract inception. The review of assumptions to measure the liability for all future policy benefits will be required annually at the same time each year, or more frequently if suggested by experience. The effect of updating assumptions will be measured on a retrospective catch-up basis and presented separate from the ongoing policyholder benefit expense in the statement of operations in the period the update is made. This new unlocking process will be required for the Company’s term and whole life insurance, disability income, long term care insurance and immediate annuities with a life contingent feature.

•

The discount rate used to measure the liability for future policy benefits will be standardized. The current requirement to use a discount rate reflecting expected investment yields will change to an upper-medium grade (low credit risk) fixed income corporate instrument yield (generally interpreted as an “A” rating) reflecting the duration characteristics of the liability. Entities will be required to update the discount rate at each reporting date with the effect of discount rate changes reflected in OCI.

•

The current premium deficiency test is being replaced with a net premium ratio cap of 100%. If the net premium ratio (i.e. the ratio of the present value of total expected benefits and related expenses to the present value of total expected premiums) exceeds 100%, insurers are required to recognize a loss in the statement of operations in the period. Contracts from different issue years will no longer be permitted to be grouped to determine contracts in a loss position.

In addition, the update requires DAC and DSIC relating to all long-duration contracts and most investment contracts to be amortized on a straight-line basis over the expected life of the contract independent of profit emergence. Under the new guidance, interest will not accrue to the deferred balance and DAC and DSIC will not be subject to an impairment test.

The update requires significant additional disclosures, including disaggregated rollforwards of the liability for future policy benefits, policyholder account balances, market risk benefits, DAC and DSIC, as well as qualitative and quantitative information about expected cash flows, estimates and assumptions. On November 5, 2020, the FASB released an updated ASU to defer the effective date of the standard to interim and annual periods beginning after December 15, 2022, and interim periods within those years. The standard should be applied to the liability for future policy benefits and DAC and DSIC on a modified retrospective basis and applied to market risk benefits on a retrospective basis with the option to apply full retrospective transition if certain criteria are met. Early adoption is permitted. The Company is currently evaluating the impact of the standard on its consolidated financial condition, results of operations and disclosures.

RiverSource Life Insurance Company

4.  REVENUE FROM CONTRACTS WITH CUSTOMERS

The following table presents disaggregated revenue from contracts with customers and a reconciliation to total revenues reported on the Consolidated Statements of Income.

	Years Ended December 31,
(in millions)	2020	2019	2018
Policy and contract charges
Affiliated (from Columbia Management Investment Distributors, Inc.)	$173	$170	$170
Unaffiliated	14	14	16
Total	187	184	186
Other revenues
Administrative fees
Affiliated (from Columbia Management Investment Services, Corp.)	44	43	44
Unaffiliated	18	20	22
	62	63	66
Other fees
Affiliated (from Columbia Management Investment Advisers, LLC (“CMIA”) and Columbia Wanger Asset Management, LLC)	351	344	336
Unaffiliated	4	4	3
	355	348	339
Total	417	411	405
Total revenue from contracts with customers	604	595	591
Revenue from other sources (1)	3,172	3,223	3,330
Total revenues	$3,776	$3,818	$3,921

(1)	Amounts primarily consist of revenue associated with insurance and annuity products or financial instruments.

The following discussion describes the nature, timing, and uncertainty of revenues and cash flows arising from the Company’s contracts with customers.

Policy and contract charges

The Company earns revenue for providing distribution-related services to affiliated and unaffiliated mutual funds that are available as underlying investments in its variable annuity and variable life insurance products. The performance obligation is satisfied at the time the mutual fund is distributed. Revenue is recognized over the time the mutual fund is held in the variable product and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund. The revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company’s control, including market volatility and how long the fund(s) remain in the insurance policy or annuity contract. The revenue will not be recognized until it is probable that a significant reversal will not occur. These fees are accrued and collected on a monthly basis.

Other revenues

Administrative fees

The Company earns revenue for providing customer support, contract servicing and administrative services for affiliated and unaffiliated mutual funds that are available as underlying instruments in its variable annuity and variable life insurance products. The transfer agent and administration revenue is earned daily based on a fixed rate applied, as a percentage, to assets under management. These performance obligations are considered a series of distinct services that are substantially the same and are satisfied each day over the contract term. These fees are accrued and collected on a monthly basis.

Other fees

The Company earns revenue for providing affiliated and unaffiliated partners an opportunity to educate the financial advisors of its affiliate, AFS, that sell the Company’s products as well as product and marketing personnel to support the offer, sale and servicing of funds within the Company’s variable annuity and variable life insurance products. These payments allow the parties to train and support the advisors, explain the features of their products, and distribute marketing and educational materials. The affiliated revenue is earned based on a rate, updated at least annually, which is applied, as a percentage, to the market value of assets invested. The unaffiliated revenue is earned based on a fixed rate applied, as a percentage, to the market value of assets invested. These performance obligations are considered a series of distinct services that are substantially the same and are satisfied each day over the contract term. These fees are accrued and collected on a monthly basis.

Receivables

Receivables for revenue from contracts with customers are recognized when the performance obligation is satisfied and the Company has an unconditional right to the revenue. Receivables related to revenues from contracts with customers were $57 million and $55 million as of December 31, 2020 and 2019, respectively.

RiverSource Life Insurance Company

5.  VARIABLE INTEREST ENTITIES

On November 1, 2020, the Company purchased investments in the subordinated notes of five consolidated collateralized loan obligations (“CLOs”) from an affiliate.

The Company provides asset management services to investment entities which are considered to be VIEs, such as CLOs, which are sponsored by the Company. In addition, the Company invests in structured investments other than CLOs and certain affordable housing partnerships which are considered VIEs. The Company consolidates the CLOs if the Company is deemed to be the primary beneficiary. The Company has no obligation to provide financial or other support to the non-consolidated VIEs beyond its initial investment and existing future funding commitments, and the Company has not provided any support to these entities. The Company has unfunded commitments related to consolidated CLOs of $13 million as of December 31, 2020. See Note 20 for information on future funding commitments of other VIEs.

See Note 2 for further discussion of the Company’s accounting policy on consolidation.

CLOs

CLOs are asset backed financing entities collateralized by a pool of assets, primarily syndicated loans and, to a lesser extent, high-yield bonds. Multiple tranches of debt securities are issued by a CLO, offering investors various maturity and credit risk characteristics. The debt securities issued by the CLOs are non-recourse to the Company. The CLO’s debt holders have recourse only to the assets of the CLO. The assets of the CLOs cannot be used by the Company. Scheduled debt payments are based on the performance of the CLO’s collateral pool. The Company earns management fees from the CLOs based on the value of the CLO’s collateral pool and, in certain instances, may also receive incentive fees. The fee arrangement is at market and commensurate with the level of effort required to provide those services. The Company has invested in a portion of the unrated, junior subordinated notes of certain CLOs. The Company consolidates certain CLOs where it is the primary beneficiary and has the power to direct the activities that most significantly impact the economic performance of the CLO.

Affordable Housing Partnerships and Other Real Estate Partnerships

The Company is a limited partner in affordable housing partnerships that qualify for government-sponsored low income housing tax credit programs and partnerships that invest in multi-family residential properties that were originally developed with an affordable housing component. The Company has determined it is not the primary beneficiary and therefore does not consolidate these partnerships.

A majority of the limited partnerships are VIEs. The Company’s maximum exposure to loss as a result of its investment in the VIEs is limited to the carrying value. The carrying value is reflected in other investments and was $200 million and $270 million as of December 31, 2020 and 2019, respectively. The Company had a $9 million and $15 million liability recorded as of December 31, 2020 and 2019, respectively, related to original purchase commitments not yet remitted to the VIEs. The Company has not provided any additional support and is not contractually obligated to provide additional support to the VIEs beyond the funding commitments.

Structured Investments

The Company invests in structured investments which are considered VIEs for which it is not the sponsor. These structured investments typically invest in fixed income instruments and are managed by third parties and include asset backed securities, commercial and residential mortgage backed securities. The Company classifies these investments as Available-for-Sale securities. The Company has determined that it is not the primary beneficiary of these structures due to the size of the Company’s investment in the entities and position in the capital structure of these entities. The Company’s maximum exposure to loss as a result of its investment in these structured investments is limited to its amortized cost. See Note 6 for additional information on these structured investments.

Fair Value of Assets and Liabilities

The Company categorizes its fair value measurements according to a three-level hierarchy. See Note 13 for the definition of the three levels of the fair value hierarchy.

RiverSource Life Insurance Company

The following tables present the balances of assets and liabilities held by consolidated investment entities measured at fair value on a recurring basis:

	December 31, 2020
(in millions)	Level 1	Level 2	Level 3	Total
Assets
Investments:
Corporate debt securities	$—	$8	$—	$8
Common stocks	—	1	—	1
Syndicated loans	—	1,817	92	1,909
Total investments	—	1,826	92	1,918
Receivables	—	16	—	16
Other assets	—	—	2	2
Total assets at fair value	$—	$1,842	$94	$1,936
Liabilities
Debt (1)	$—	$1,913	$—	$1,913
Other liabilities	—	69	—	69
Total liabilities at fair value	$—	$1,982	$—	$1,982

(1)	The carrying value of the CLOs’ debt is set equal to the fair value of the CLOs’ assets. The estimated fair value of the CLOs’ debt was $2.0 billion as of December 31, 2020.

The following tables provide a summary of changes in Level 3 assets and liabilities held by consolidated investment entities measured at fair value on a recurring basis:

(in millions)	Syndicated Loans	Other Assets
Balance, January 1, 2020	$—	$—
Purchases	—	2
Sales	(2)	—
Transfers into Level 3	15	—
Transfers out of Level 3	(70)	—
Consolidation of consolidated investment entities	149	—
Balance, December 31, 2020	$92	$2
Changes in unrealized gains (losses) included in income relating to assets held at December 31, 2020	$—	$—

Securities and loans transferred from Level 3 primarily represent assets with fair values that are now obtained from a third-party pricing service with observable inputs or priced in active markets. Securities and loans transferred to Level 3 represent assets with fair values that are now based on a single non-binding broker quote.

All Level 3 measurements as of December 31, 2020 were obtained from non-binding broker quotes where unobservable inputs utilized in the fair value calculation are not reasonably available to the Company.

Determination of Fair Value

Assets

Investments

The fair value of syndicated loans obtained from third-party pricing services using a market approach with observable inputs is classified as Level 2. The fair value of syndicated loans obtained from third-party pricing services with a single non-binding broker quote as the underlying valuation source is classified as Level 3. The underlying inputs used in non-binding broker quotes are not readily available to the Company. See Note 13 for a description of the Company’s determination of the fair value of corporate debt securities, common stocks and other investments.

Receivables

For receivables of the consolidated CLOs, the carrying value approximates fair value as the nature of these assets has historically been short term and the receivables have been collectible. The fair value of these receivables is classified as Level 2.

Liabilities

Debt

The fair value of the CLOs’ assets, typically syndicated bank loans, is more observable than the fair value of the CLOs’ debt tranches for which market activity is limited and less transparent. As a result, the fair value of the CLOs’ debt is set equal to the fair value of the CLOs’ assets and is classified as Level 2.

RiverSource Life Insurance Company

Other Liabilities

Other liabilities consist primarily of securities purchased but not yet settled held by consolidated CLOs. The carrying value approximates fair value as the nature of these liabilities has historically been short term. The fair value of these liabilities is classified as Level 2.

Fair Value Option

The Company has elected the fair value option for the financial assets and liabilities of the consolidated CLOs. Management believes that the use of the fair value option better matches the changes in fair value of assets and liabilities related to the CLOs.

The following table presents the fair value and unpaid principal balance of loans and debt for which the fair value option has been elected:

(in millions)	December 31, 2020
Syndicated loans
Unpaid principal balance	$1,990
Excess unpaid principal over fair value	(81)
Fair value	$1,909
Fair value of loans more than 90 days past due	$5
Fair value of loans in nonaccrual status	19
Difference between fair value and unpaid principal of loans more than 90 days past due, loans in nonaccrual status or both	24
Debt
Unpaid principal balance	$2,069
Excess unpaid principal over fair value	(156)
Carrying value (1)	$1,913

(1)	The carrying value of the CLOs’ debt is set equal to the fair value of the CLOs’ assets. The estimated fair value of the CLOs’ debt was $2.0 billion as of December 31, 2020.

Interest income from syndicated loans, bonds and structured investments is recorded based on contractual rates in net investment income. Gains and losses related to changes in the fair value of investments are recorded in net investment income and gains and losses on sales of investments are recorded in net realized investment gains (losses). Interest expense on debt is recorded in interest and debt expense with gains and losses related to changes in the fair value of debt recorded in net investment income.

Total net gains (losses) recognized in net investment income related to changes in the fair value of financial assets and liabilities for which the fair value option was elected were $2 million for the year ended December 31, 2020.

Debt of the consolidated investment entities and the stated interest rates were as follows:

	Carrying Value	Weighted Average Interest Rate
(in millions)	December 31, 2020	December 31, 2020
Debt of consolidated CLOs due 2025-2031	$1,913	2.1%

The debt of the consolidated CLOs has both fixed and floating interest rates, which range from 0.0% to 8.9%. The interest rates on the debt of CLOs are weighted average rates based on the outstanding principal and contractual interest rates.

RiverSource Life Insurance Company

6.  INVESTMENTS

Available-for-Sale securities distributed by type were as follows:

	December 31, 2020
Description of Securities (in millions)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value

Fixed maturities:
Corporate debt securities	$10,982	$1,903	$(2)	$(10)	$12,873
Residential mortgage backed securities	2,888	115	(1)	—	3,002
Commercial mortgage backed securities	3,935	235	(4)	—	4,166
State and municipal obligations	1,050	295	(1)	—	1,344
Asset backed securities	1,168	45	(1)	—	1,212
Foreign government bonds and obligations	236	22	(1)	—	257
U.S. government and agency obligations	1	—	—	—	1
Total	$20,260	$2,615	$(10)	$(10)	$22,855

	December 31, 2019
Description of Securities (in millions)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Fixed maturities:
Corporate debt securities	$10,188	$1,336	$(2)	$11,522
Residential mortgage backed securities	3,039	73	(4)	3,108
Commercial mortgage backed securities	3,526	95	(3)	3,618
State and municipal obligations	1,071	237	(2)	1,306
Asset backed securities	1,036	45	(1)	1,080
Foreign government bonds and obligations	250	19	(2)	267
U.S. government and agency obligations	1	—	—	1
Total	$19,111	$1,805	$(14)	$20,902

In March 2020, the Company purchased $368 million of investments at fair value, primarily agency residential mortgage back securities, from Ameriprise Financial.

As of both December 31, 2020 and 2019, accrued interest of $158 million, respectively, is excluded from the amortized cost basis of Available-for-Sale securities in the tables above and is recorded in accrued investment income on the Consolidated Balance Sheets.

As of December 31, 2020 and 2019, investment securities with a fair value of $2.9 billion and $1.9 billion, respectively, were pledged to meet contractual obligations under derivative contracts and short-term borrowings, of which $454 million and $576 million, respectively, may be sold, pledged or rehypothecated by the counterparty.

As of December 31, 2020 and 2019, fixed maturity securities comprised approximately 85% and 83%, respectively, of the Company’s total investments. Rating agency designations are based on the availability of ratings from Nationally Recognized Statistical Rating Organizations (“NRSROs”), including Moody’s Investors Service (“Moody’s”), Standard & Poor’s Ratings Services (“S&P”) and Fitch Ratings Ltd. (“Fitch”). The Company uses the median of available ratings from Moody’s, S&P and Fitch, or if fewer than three ratings are available, the lower rating is used. When ratings from Moody’s, S&P and Fitch are unavailable, the Company may utilize ratings from other NRSROs or rate the securities internally. As of December 31, 2020 and 2019, approximately $553 million and $615 million, respectively, of securities were internally rated by CMIA, an affiliate of the Company, using criteria similar to those used by NRSROs.

RiverSource Life Insurance Company

A summary of fixed maturity securities by rating was as follows:

	December 31, 2020			December 31, 2019
Ratings (in millions, except percentages)	Amortized Cost	Fair Value	Percent of Total Fair Value	Amortized Cost	Fair Value	Percent of Total Fair Value
AAA	$7,323	$7,698	34%	$6,771	$6,950	33%
AA	1,036	1,266	6	1,176	1,374	7
A	2,663	3,235	14	2,695	3,157	15
BBB	7,770	9,026	39	7,709	8,626	41
Below investment grade	1,468	1,630	7	760	795	4
Total fixed maturities	$20,260	$22,855	100%	$19,111	$20,902	100%

As of December 31, 2020 and 2019, approximately 37% and 39%, respectively, of securities rated AAA were GNMA, FNMA and FHLMC mortgage backed securities. The Company had holdings of $372 million in Ameriprise Advisor Financing, LLC (“AAF”), an affiliate of the Company, which was greater than 10% of total equity as of December 31, 2020. The Company had holdings of $380 million in AAF, which was greater than 10% of total equity as of December 31, 2019. There were no other holdings of any other issuer greater than 10% of total equity as of both December 31, 2020 and 2019.

The following tables provide information about Available-for-Sale securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position:

	December 31, 2020
(in millions, except number of securities)	Less than 12 months			12 months or more			Total
Description of Securities	Number of Securities	Fair Value	Unrealized Losses	Number of Securities	Fair Value	Unrealized Losses	Number of Securities	Fair Value	Unrealized Losses
Corporate debt securities	26	$228	$(1)	1	$12	$(1)	27	$240	$(2)
Residential mortgage backed securities	11	47	(1)	7	14	—	18	61	(1)
Commercial mortgage backed securities	12	179	(3)	7	60	(1)	19	239	(4)
State and municipal obligations	2	4	—	1	4	(1)	3	8	(1)
Asset backed securities	4	65	—	2	36	(1)	6	101	(1)
Foreign government bonds and obligations	1	3	—	7	8	(1)	8	11	(1)
Total	56	$526	$(5)	25	$134	$(5)	81	$660	$(10)

	December 31, 2019
(in millions, except number of securities)	Less than 12 months			12 months or more			Total
Description of Securities	Number of Securities	Fair Value	Unrealized Losses	Number of Securities	Fair Value	Unrealized Losses	Number of Securities	Fair Value	Unrealized Losses
Corporate debt securities	15	$64	$—	7	$90	$(2)	22	$154	$(2)
Residential mortgage backed securities	29	571	(1)	20	298	(3)	49	869	(4)
Commercial mortgage backed securities	18	310	(1)	7	82	(2)	25	392	(3)
State and municipal obligations	5	23	—	3	54	(2)	8	77	(2)
Asset backed securities	10	111	(1)	6	54	—	16	165	(1)
Foreign government bonds and obligations	1	—	—	10	15	(2)	11	15	(2)
Total	78	$1,079	$(3)	53	$593	$(11)	131	$1,672	$(14)

As part of the Company’s ongoing monitoring process, management determined that the change in gross unrealized losses on its Available-for-Sale securities during the twelve months ended December 31, 2020 is primarily attributable to lower interest rates as well as credit spread tightening. Consistent with the accounting policy described in Note 2, the Company did not recognize any of the total unrealized losses in earnings because it was determined that such losses were due to non-credit factors. The Company does not intend to sell these securities and does not believe that it is more likely than not that the Company will be required to sell these securities before the anticipated recovery of the remaining amortized cost basis. As of December 31, 2020, 83% of the total of Available-for-Sale securities with gross unrealized losses were considered investment grade.

The following table presents a rollforward of the allowance for credit losses on Available-for-Sale securities:

(in millions)	Corporate Debt Securities
Balance, January 1, 2020 (1)	$—
Additions for which credit losses were not previously recognized	13
Additional increases (decreases) on securities that had an allowance recorded in a previous period	(3)
Balance, December 31, 2020	$10

RiverSource Life Insurance Company

(1)

Prior to January 1, 2020, credit losses on Available-for-Sale securities were not recorded in an allowance but were recorded as a reduction of the book value of the security if the security was other-than-temporarily impaired. There is no adoption impact due to the prospective transition for Available-for-Sale securities.

Net realized gains and losses on Available-for-Sale securities, determined using the specific identification method, recognized in net realized investment gains (losses) were as follows:

	Years Ended December 31,
(in millions)	2020	2019	2018
Gross realized investment gains	$17	$29	$16
Gross realized investment losses	(2)	(14)	(7)
Credit losses	(10)	(17)	—
Total	$5	$(2)	$9

Credit losses for the twelve months ended December 31, 2020 primarily related to recording an allowance for credit losses on certain corporate debt securities, primarily in the oil and gas industry. Other-than-temporary impairments for the year ended December 31, 2019 related to corporate debt securities.

See Note 18 for a rollforward of net unrealized investment gains (losses) included in AOCI.

Available-for-Sale securities by contractual maturity as of December 31, 2020 were as follows:

(in millions)	Amortized Cost	Fair Value
Due within one year	$596	$602
Due after one year through five years	4,373	4,697
Due after five years through 10 years	2,900	3,206
Due after 10 years	4,400	5,970
	12,269	14,475
Residential mortgage backed securities	2,888	3,002
Commercial mortgage backed securities	3,935	4,166
Asset backed securities	1,168	1,212
Total	$20,260	$22,855

Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations. Residential mortgage backed securities, commercial mortgage backed securities and asset backed securities are not due at a single maturity date. As such, these securities were not included in the maturities distribution.

The following is a summary of net investment income:

	Years Ended December 31,
(in millions)	2020	2019	2018
Fixed maturities	$777	$848	$919
Mortgage loans	115	119	117
Other investments	(3)	(26)	11
	889	941	1,047
Less: investment expenses	20	24	24
Total	$869	$917	$1,023

Net realized investment gains (losses) are summarized as follows:

	Years Ended December 31,
(in millions)	2020	2019	2018
Fixed maturities	$5	$(2)	$9
Mortgage loans	(10)	—	1
Other investments	(5)	—	—
Total	$(10)	$(2)	$10

7.  FINANCING RECEIVABLES

Financing receivables are comprised of commercial mortgage loans, consumer loans, and the deposit receivable. See Note 2 for information regarding the Company’s accounting policies related to financing receivables and the allowance for credit losses.

RiverSource Life Insurance Company

Allowance for Credit Losses

The following tables present a rollforward of the allowance for credit losses for the year ended December 31, 2020

(in millions)	Commercial Loans
Balance, December 31, 2019 (1)	$20
Cumulative effect of adoption of current expected credit losses guidance	3
Balance, January 1, 2020	23
Provisions	12
Balance, December 31, 2020	$35

(1)	Prior to January 1, 2020, the allowance for credit losses was based on an incurred loss model that did not require estimating expected credit losses over the expected life of the asset.

	Commercial Loans
(in millions)	2019	2018
Balance at January 1	$20	$22
Charge-offs	—	(2)
Balance at December 31	$20	$20

As of December 31, 2020 and 2019 , accrued interest on commercial loans was $14 million and $11 million and is recorded in accrued investment income on the Consolidated Balance Sheets and excluded from the amortized cost basis of commercial loans.

Purchases and Sales

During the years ended December 31, 2020, 2019 and 2018, the Company purchased $140 million, $121 million and $137 million, respectively, of syndicated loans and sold $13 million, $43 million and $44 million, respectively, of syndicated loans.

The Company has not acquired any loans with deteriorated credit quality as of the acquisition date.

Credit Quality Information

Nonperforming loans were $7 million and $9 million as of December 31, 2020 and 2019, respectively. All other loans were considered to be performing.

Commercial Mortgage Loans

The Company reviews the credit worthiness of the borrower and the performance of the underlying properties in order to determine the risk of loss on commercial mortgage loans. Loan-to-value ratio is the primary credit quality indicator included in this review. Based on this review, the commercial mortgage loans are assigned an internal risk rating, which management updates when credit risk changes. Commercial mortgage loans which management has assigned its highest risk rating were less than 1% of total commercial mortgage loans as of both December 31, 2020 and 2019. Loans with the highest risk rating represent distressed loans which the Company has identified as impaired or expects to become delinquent or enter into foreclosure within the next six months. Total commercial mortgage loan modifications in 2020 due to the COVID-19 pandemic consisted of 88 loans with a total unpaid balance of $360 million. Modifications primarily consisted of short-term forbearance and interest only payments. As of December 31, 2020, there was one loan with interest only payments with an unpaid balance of $10 million. All other loans returned to their normal payment schedules. Total commercial mortgage loans past due were nil as of both December 31, 2020 and 2019, respectively.

The table below presents the amortized cost basis of commercial mortgage loans as of December 31, 2020 by year of origination and loan-to-value ratio:

Loan-to-Value Ratio	2020	2019	2018	2017	2016	Prior	Total
	(in millions)
> 100%	$—	$—	$2	$—	$—	$10	$12
80% - 100%	15	16	9	3	7	15	65
60% - 80%	85	152	27	29	46	141	480
40% - 60%	20	50	74	147	111	543	945
< 40%	7	22	69	88	58	856	1,100
Total	$127	$240	$181	$267	$222	$1,565	$2,602

Loan-to-value ratio is based on income and expense data provided by borrowers at least annually and long-term capitalization rate assumptions based on property type.

RiverSource Life Insurance Company

In addition, the Company reviews the concentrations of credit risk by region and property type. Concentrations of credit risk of commercial mortgage loans by U.S. region were as follows:

	Loans		Percentage
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
	(in millions)
South Atlantic	$663	$705	25%	26%
Pacific	784	792	30	30
Mountain	234	237	10	9
West North Central	192	207	7	8
East North Central	250	232	10	9
Middle Atlantic	165	167	6	6
West South Central	156	169	6	6
New England	47	47	2	2
East South Central	111	116	4	4

	2,602	2,672	100%	100%

Less: allowance for loan losses	28	17

Total	$2,574	$2,655

Concentrations of credit risk of commercial mortgage loans by property type were as follows:

	Loans		Percentage
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
	(in millions)
Retail	$843	$891	32%	33%
Office	358	404	14	15
Apartments	680	660	26	25
Industrial	401	404	16	15
Mixed use	76	66	3	3
Hotel	49	51	2	2
Other	195	196	7	7

	2,602	2,672	100%	100%

Less: allowance for loan losses	28	17

Total	$2,574	$2,655

Syndicated Loans

The recorded investment in syndicated loans as of December 31, 2020 and 2019 was $446 million and $395 million, respectively. The Company’s syndicated loan portfolio is diversified across industries and issuers. Total syndicated loans past due were $2 million and $1 million as of December 31, 2020 and 2019, respectively. The Company assigns an internal risk rating to each syndicated loan in its portfolio ranging from 1 through 5, with 5 reflecting the lowest quality.

The table below presents the amortized cost basis of syndicated loans as of December 31, 2020 by origination year and internal risk rating:

Internal Risk Rating	2020	2019	2018	2017	2016	Prior	Total
	(in millions)
Risk 5	$—	$—	$—	$—	$—	$2	$2
Risk 4	—	—	3	7	—	7	17
Risk 3	—	7	6	19	10	18	60
Risk 2	23	42	45	51	10	32	203
Risk 1	14	25	35	43	17	30	164
Total	$37	$74	$89	$120	$37	$89	$446

Policy Loans

Policy loans do not exceed the cash surrender value at origination. As there is minimal risk of loss related to policy loans, there is no allowance for credit losses.

RiverSource Life Insurance Company

Deposit Receivable

The deposit receivable was $1.4 billion and $1.5 billion as of December 31, 2020 and 2019, respectively. The deposit receivable is fully collateralized by the fair value of the assets held in a trust. Based on management’s evaluation of the nature of the underlying assets and the potential for changes in the collateral value, the Company did not have an allowance for credit losses for the deposit receivable as of both December 31, 2020 and 2019.

Troubled Debt Restructurings

The recorded investment in restructured loans was not material as of both December 31, 2020 and 2019. Troubled debt restructurings did not have a material impact to the Company’s allowance for loan losses or income recognized for the years ended December 31, 2020, 2019 and 2018. There are no material commitments to lend additional funds to borrowers whose loans have been restructured.

8.  DEFERRED ACQUISITION COSTS AND DEFERRED SALES INDUCEMENT COSTS

Management updates market-related inputs on a quarterly basis and implements model changes related to the living benefit valuation. In addition, management conducts its annual review of life insurance and annuity valuation assumptions relative to current experience and management expectations including modeling changes. These aforementioned changes are collectively referred to as unlocking. The impact of unlocking to DAC for the year ended December 31, 2020 primarily reflected updates to interest rate assumptions, partially offset by a favorable impact from lower surrenders on annuity contracts with a withdrawal benefit. The impact of unlocking to DAC for the year ended December 31, 2019 primarily reflected updated mortality assumptions on UL and VUL insurance products and lower surrender rate assumptions on variable annuities, partially offset by an unfavorable impact from updates to assumptions on utilization of guaranteed withdrawal benefits. The impact of unlocking to DAC for the year ended December 31, 2018 primarily reflected improved persistency and mortality on UL and VUL insurance products and a correction related to a variable annuity model assumption partially offset by updates to market-related inputs to the living benefit valuation.

The balances of and changes in DAC were as follows:

(in millions)	2020	2019	2018
Balance at January 1	$2,673	$2,742	$2,639
Capitalization of acquisition costs	216	239	254
Amortization	(164)	(119)	(288)
Amortization, impact of valuation assumptions review	(100)	(14)	33
Impact of change in net unrealized (gains) losses on securities	(117)	(175)	104
Balance at December 31	$2,508	$2,673	$2,742

The balances of and changes in DSIC, which is included in other assets, were as follows:

(in millions)	2020	2019	2018
Balance at January 1	$216	$249	$273
Capitalization of sales inducement costs	1	1	2
Amortization	(13)	(15)	(42)
Amortization, impact of valuation assumptions review	(16)	—	—
Impact of change in net unrealized (gains) losses on securities	(1)	(19)	16
Balance at December 31	$187	$216	$249

9.  REINSURANCE

The Company reinsures a portion of the insurance risks associated with its traditional life, DI and LTC insurance products through reinsurance agreements with unaffiliated reinsurance companies. Reinsurance contracts do not relieve the Company from its primary obligation to policyholders.

The Company generally reinsures 90% of the death benefit liability for new term life insurance policies beginning in 2001 (RiverSource Life of NY began in 2002) and new individual UL and VUL insurance policies beginning in 2002 (2003 for RiverSource Life of NY). Policies issued prior to these dates are not subject to these same reinsurance levels.

However, for IUL policies issued after September 1, 2013 and VUL policies issued after January 1, 2014, the Company generally reinsures 50% of the death benefit liability. Similarly, the Company reinsures 50% of the death benefit and morbidity liabilities related to its UL product with LTC benefits.

The maximum amount of life insurance risk the Company will retain is $10 million on a single life and $10 million on any flexible premium survivorship life policy; however, reinsurance agreements are in place such that retaining more than $1.5 million of insurance risk on a single life or a flexible premium survivorship life policy is very unusual. Risk on UL and VUL policies is reinsured on a yearly renewable term basis. Risk on most term life policies starting in 2001 (2002 for RiverSource Life of NY) is reinsured on a coinsurance basis, a type of reinsurance in which the reinsurer participates proportionally in all material risks and premiums associated with a policy.

RiverSource Life Insurance Company

The Company also has life insurance and fixed annuity risk previously assumed under reinsurance arrangements with unaffiliated insurance companies.

For existing LTC policies, the Company has continued ceding 50% of the risk on a coinsurance basis to subsidiaries of Genworth Financial, Inc. (“Genworth”) and retains the remaining risk. For RiverSource Life of NY, this reinsurance arrangement applies for 1996 and later issues only. Under these agreements, the Company has the right, but never the obligation, to recapture some, or all, of the risk ceded to Genworth.

Generally, the Company retains at most $5,000 per month of risk per life on DI policies sold on policy forms introduced in most states starting in 2007 (2010 for RiverSource Life of NY) and reinsures the remainder of the risk on a coinsurance basis with unaffiliated reinsurance companies. The Company retains all risk for new claims on DI contracts sold on other policy forms introduced prior to 2007 (2010 for RiverSource Life of NY). The Company also retains all risk on accidental death benefit claims and substantially all risk associated with waiver of premium provisions.

As of December 31, 2020 and 2019, traditional life and UL insurance policies in force were $195.7 billion and $195.1 billion, respectively, of which $143.6 billion and $142.8 billion as of December 31, 2020 and 2019 were reinsured at the respective year ends.

The effect of reinsurance on premiums for traditional long-duration products was as follows:

	Years Ended December 31,
(in millions)	2020	2019	2018
Direct premiums	$565	$621	$621
Reinsurance ceded	(224)	(224)	(225)
Net premiums	$341	$397	$396

Policy and contract charges are presented on the Consolidated Statements of Income net of $140 million, $132 million and $126 million of reinsurance ceded for non-traditional long-duration products for the years ended December 31, 2020, 2019 and 2018, respectively.

The amount of claims recovered through reinsurance on all contracts was $400 million, $377 million and $331 million for the years ended December 31, 2020, 2019 and 2018, respectively.

Reinsurance recoverables include approximately $2.7 billion and $2.5 billion related to LTC risk ceded to Genworth as of December 31, 2020 and 2019, respectively.

Policyholder account balances, future policy benefits and claims include $440 million and $466 million related to previously assumed reinsurance arrangements as of December 31, 2020 and 2019, respectively.

10.  POLICYHOLDER ACCOUNT BALANCES, FUTURE POLICY BENEFITS AND CLAIMS AND SEPARATE ACCOUNT LIABILITIES

Policyholder account balances, future policy benefits and claims consisted of the following:

	December 31,
(in millions)	2020	2019
Policyholder account balances
Fixed annuities (1)	$8,531	$8,909
Variable annuity fixed sub-accounts	5,104	5,103
UL/VUL insurance	3,122	3,110
IUL insurance	2,269	2,025
Structured variable annuities	1,371	—
Other life insurance	605	646
Total policyholder account balances	21,002	19,793
Future policy benefits
Variable annuity GMWB	3,049	1,462
Variable annuity GMAB (2)	1	(39)
Other annuity liabilities	211	139
Fixed annuity life contingent liabilities	1,370	1,444
Life and DI insurance	1,187	1,212
LTC insurance	5,722	5,302
UL/VUL and other life insurance additional liabilities	1,259	1,033
Total future policy benefits	12,799	10,553
Policy claims and other policyholders’ funds	185	158
Total policyholder account balances, future policy benefits and claims	$33,986	$30,504

(1)	Includes fixed deferred annuities, non-life contingent fixed payout annuities and fixed deferred indexed annuity host contracts.
(2)	Includes the fair value of GMAB embedded derivatives that was a net asset as of both December 31, 2020 and 2019 reported as a contra liability.

RiverSource Life Insurance Company

Fixed Annuities

Fixed annuities include deferred, payout and fixed deferred indexed annuity contracts. In 2020, the Company discontinued sales of fixed deferred and fixed deferred indexed annuities.

Deferred contracts offer a guaranteed minimum rate of interest and security of the principal invested. Payout contracts guarantee a fixed income payment for life or the term of the contract. Liabilities for fixed annuities in a benefit or payout status are based on future estimated payments using established industry mortality tables and interest rates, ranging from 2.27% to 9.38% as of December 31, 2020, depending on year of issue, with an average rate of approximately 3.7%. The Company generally invests the proceeds from the annuity contracts in fixed rate securities.

The Company’s equity indexed annuity (“EIA”) product is a single premium fixed deferred annuity. The Company discontinued new sales of EIAs in 2007. The contract was issued with an initial term of seven years and interest earnings are linked to the performance of the S&P 500® Index. This annuity has a minimum interest rate guarantee of 3% on 90% of the initial premium, adjusted for any surrenders. The Company generally invests the proceeds from the annuity contracts in fixed rate securities and hedges the equity risk with derivative instruments.

The Company’s fixed index annuity product is a fixed annuity that includes an indexed account. The rate of interest credited above the minimum guarantee for funds allocated to the indexed account is linked to the performance of the specific index for the indexed account (subject to a cap). The Company previously offered S&P 500® Index and MSCI® EAFE Index account options. Both options offered two crediting durations, one-year and two-year. The contractholder could allocate all or a portion of the policy value to a fixed or indexed account. The portion of the policy allocated to the indexed account is accounted for as an embedded derivative. The Company hedges the interest credited rate including equity and interest rate risk related to the indexed account with derivative instruments. The contractholder could choose to add a GMWB for life rider for an additional fee.

See Note 17 for additional information regarding the Company’s derivative instruments used to hedge the risk related to indexed annuities.

Variable Annuities

Purchasers of variable annuities can select from a variety of investment options and can elect to allocate a portion to a fixed account. A vast majority of the premiums received for variable annuity contracts are held in separate accounts where the assets are held for the exclusive benefit of those contractholders.

Most of the variable annuity contracts currently issued by the Company contain one or more guaranteed benefits, including GMWB, GMAB, GMDB and GGU provisions. The Company previously offered contracts with GMIB provisions. See Note 2 and Note 11 for additional information regarding the Company’s variable annuity guarantees. The Company does not currently hedge its risk under the GGU and GMIB provisions. See Note 13 and Note 17 for additional information regarding the Company’s derivative instruments used to hedge risks related to GMWB, GMAB and GMDB provisions.

Structured Variable Annuities

In 2020, the Company began offering structured variable annuities which gives contractholders the option to allocate a portion of their account value to an indexed account with the contractholder’s rate of return, which may be positive or negative, tied to selected indices.

Insurance Liabilities

UL/VUL is the largest group of insurance policies written by the Company. Purchasers of UL accumulate cash value that increases by a fixed interest rate. Purchasers of VUL can select from a variety of investment options and can elect to allocate a portion to a fixed account or a separate account. A vast majority of the premiums received for VUL policies are held in separate accounts where the assets are held for the exclusive benefit of those policyholders.

IUL is a UL policy that includes an indexed account. The rate of credited interest above the minimum guarantee for funds allocated to the indexed account is linked to the performance of the specific index for the indexed account (subject to a cap and floor). The Company offers an S&P 500® Index account option and a blended multi-index account option comprised of the S&P 500 Index, the MSCI® EAFE Index and the MSCI EM Index. Both options offer two crediting durations, one-year and two-year. The policyholder may allocate all or a portion of the policy value to a fixed or any available indexed account. The portion of the policy allocated to the indexed account is accounted for as an embedded derivative at fair value. The Company hedges the interest credited rate including equity and interest rate risk related to the indexed account with derivative instruments. See Note 17 for additional information regarding the Company’s derivative instruments used to hedge the risk related to IUL.

The Company also offers term life insurance as well as DI products. The Company no longer offers standalone LTC products and whole life insurance but has in force policies from prior years.

Insurance liabilities include accumulation values, incurred but not reported claims, obligations for anticipated future claims and unpaid reported claims.

RiverSource Life Insurance Company

The liability for estimates of benefits that will become payable on future claims on term life, whole life and DI policies is based on the net level premium and LTC policies is based on a gross premium valuation reflecting management’s current best estimate assumptions. Both include the anticipated interest rates earned on assets supporting the liability. Anticipated interest rates for term and whole life ranged from 2.25% to 10% as of December 31, 2020. Anticipated interest rates for DI policies ranged from 2.25% to 7.5% as of December 31, 2020 and for LTC policies ranged from 5% to 5.7% as of December 31, 2020.

The liability for unpaid reported claims on DI and LTC policies includes an estimate of the present value of obligations for continuing benefit payments. The discount rates used to calculate present values are based on average interest rates earned on assets supporting the liability for unpaid amounts and were 4.5% and 6% for DI and LTC claims, respectively, as of December 31, 2020.

Portions of the Company’s UL and VUL policies have product features that result in profits followed by losses from the insurance component of the policy. These profits followed by losses can be generated by the cost structure of the product or secondary guarantees in the policy. The secondary guarantee ensures that, subject to specified conditions, the policy will not terminate and will continue to provide a death benefit even if there is insufficient policy value to cover the monthly deductions and charges.

Separate Account Liabilities

Separate account liabilities consisted of the following:

	December 31,
(in millions)	2020	2019
Variable annuity	$79,299	$74,965
VUL insurance	8,226	7,429
Other insurance	31	31
Total	$87,556	$82,425

11.  VARIABLE ANNUITY AND INSURANCE GUARANTEES

The majority of the variable annuity contracts offered by the Company contain GMDB provisions. The Company also offers variable annuities with GGU, GMWB and GMAB provisions. The Company previously offered contracts containing GMIB provisions. See Note 2 and Note 10 for additional information regarding the Company’s variable annuity guarantees.

The GMDB and GGU provisions provide a specified minimum return upon death of the contractholder. The death benefit payable is the greater of (i) the contract value less any purchase payment credits subject to recapture less a pro-rata portion of any rider fees, or (ii) the GMDB provisions specified in the contract. The Company has the following primary GMDB provisions:

•	Return of premium — provides purchase payments minus adjusted partial surrenders.

•

Reset — provides that the value resets to the account value every sixth contract anniversary minus adjusted partial surrenders. This provision was often provided in combination with the return of premium provision and is no longer offered.

•	Ratchet — provides that the value ratchets up to the maximum account value at specified anniversary intervals, plus subsequent purchase payments less adjusted partial surrenders.

The variable annuity contracts with GMWB riders typically have account values that are based on an underlying portfolio of mutual funds, the values of which fluctuate based on fund performance. At issue the guaranteed amount is equal to the amount deposited but the guarantee may be increased annually to the account value (a “step-up”) in the case of favorable market performance or by a benefit credit if the contract includes this provision.

The Company has GMWB riders in force, which contain one or more of the following provisions:

•	Withdrawals at a specified rate per year until the amount withdrawn is equal to the guaranteed amount.

•	Withdrawals at a specified rate per year for the life of the contractholder (“GMWB for life”).

•	Withdrawals at a specified rate per year for joint contractholders while either is alive.

•	Withdrawals based on performance of the contract.

•	Withdrawals based on the age withdrawals begin.

•	Credits are applied annually for a specified number of years to increase the guaranteed amount as long as withdrawals have not been taken.

Variable annuity contractholders age 79 or younger at contract issue can also obtain a principal-back guarantee by purchasing the optional GMAB rider for an additional charge. The GMAB rider guarantees that, regardless of market performance at the end of the 10-year waiting period, the contract value will be no less than the original investment or a specified percentage of the highest anniversary value, adjusted for withdrawals. If the contract value is less than the guarantee at the end of the 10-year period, a lump sum will be added to the contract value to make the contract value equal to the guarantee value.

RiverSource Life Insurance Company

Certain UL policies offered by the Company provide secondary guarantee benefits. The secondary guarantee ensures that, subject to specified conditions, the policy will not terminate and will continue to provide a death benefit even if there is insufficient policy value to cover the monthly deductions and charges.

The following table provides information related to variable annuity guarantees for which the Company has established additional liabilities:

	December 31, 2020				December 31, 2019
Variable Annuity Guarantees by Benefit Type (1) (in millions, except age)	Total Contract Value	Contract Value in Separate Accounts	Net Amount at Risk	Weighted Average Attained Age	Total Contract Value	Contract Value in Separate Accounts	Net Amount at Risk	Weighted Average Attained Age
GMDB:
Return of premium	$66,874	$64,932	$5	68	$62,909	$60,967	$5	67
Five/six-year reset	8,116	5,386	6	68	7,983	5,263	7	67
One-year ratchet	6,094	5,763	8	71	5,935	5,600	7	70
Five-year ratchet	1,436	1,381	—	67	1,396	1,340	—	66
Other	1,261	1,243	45	73	1,192	1,174	65	73
Total — GMDB	$83,781	$78,705	$64	68	$79,415	$74,344	$84	67
GGU death benefit	$1,183	$1,126	$162	71	$1,115	$1,063	$133	71
GMIB	$187	$173	$6	71	$186	$172	$6	70
GMWB:
GMWB	$1,972	$1,967	$1	74	$1,999	$1,993	$1	73
GMWB for life	50,142	50,057	185	69	46,799	46,691	272	68
Total — GMWB	$52,114	$52,024	$186	69	$48,798	$48,684	$273	68
GMAB	$2,291	$2,291	$—	61	$2,528	$2,524	$—	60

(1)

Individual variable annuity contracts may have more than one guarantee and therefore may be included in more than one benefit type. Variable annuity contracts for which the death benefit equals the account value are not shown in this table.

The net amount at risk for GMDB, GGU and GMAB is defined as the current guaranteed benefit amount in excess of the current contract value. The net amount at risk for GMIB is defined as the greater of the present value of the minimum guaranteed annuity payments less the current contract value or zero. The net amount at risk for GMWB is defined as the greater of the present value of the minimum guaranteed withdrawal payments less the current contract value or zero.

The following table provides information related to insurance guarantees for which the Company has established additional liabilities:

	December 31, 2020		December 31, 2019
(in millions, except age)	Net Amount at Risk	Weighted Average Attained Age	Net Amount at Risk	Weighted Average Attained Age
UL secondary guarantees	$6,587	67	$6,550	67

The net amount at risk for UL secondary guarantees is defined as the current guaranteed death benefit amount in excess of the current policyholder account balance.

Changes in additional liabilities (contra liabilities) for variable annuity and insurance guarantees were as follows:

(in millions)	GMDB & GGU	GMIB	GMWB(1)	GMAB(1)	UL
Balance at January 1, 2018	$17	$6	$463	$(80)	$489
Incurred claims	8	2	412	61	201
Paid claims	(6)	—	—	—	(31)
Balance at December 31, 2018	19	8	875	(19)	659
Incurred claims	2	(1)	587	(20)	141
Paid claims	(5)	—	—	—	(42)
Balance at December 31, 2019	16	7	1,462	(39)	758
Incurred claims	15	—	1,587	40	209
Paid claims	(7)	(1)	—	—	(51)
Balance at December 31, 2020	$24	$6	$3,049	$1	$916

(1)	The incurred claims for GMWB and GMAB include the change in the fair value of the liabilities (contra liabilities) less paid claims.

The liabilities for guaranteed benefits are supported by general account assets.

RiverSource Life Insurance Company

The following table summarizes the distribution of separate account balances by asset type for variable annuity contracts providing guaranteed benefits:

	December 31,
(in millions)	2020	2019
Mutual funds:
Equity	$45,947	$44,739
Bond	26,073	23,374
Other	6,911	6,471
Total mutual funds	$78,931	$74,584

No gains or losses were recognized on assets transferred to separate accounts for the years ended December 31, 2020, 2019 and 2018.

12.  DEBT

Short-Term Borrowings

RiverSource Life Insurance Company is a member of the Federal Home Loan Bank (“FHLB”) of Des Moines which provides access to collateralized borrowings. The Company has pledged Available-for-Sale securities consisting of commercial mortgage backed securities to collateralize its obligation under these borrowings. The fair value of the securities pledged is recorded in investments and was $1.2 billion and $840 million as of December 31, 2020 and 2019, respectively. The amount of the Company’s liability including accrued interest was $200 million and $201 million as of December 31, 2020 and 2019, respectively. The remaining maturity of outstanding FHLB advances was less than three months as of December 31, 2020 and less than two months as of December 31, 2019. The weighted average annualized interest rate on the FHLB advances held as of December 31, 2020 and 2019 was 0.4% and 1.8%, respectively.

Lines of Credit

RiverSource Life Insurance Company, as the borrower, has a revolving credit agreement with Ameriprise Financial as the lender. The aggregate amount outstanding under the line of credit may not exceed 3% of RiverSource Life Insurance Company’s statutory admitted assets (excluding separate accounts) as of the prior year end. The interest rate for any borrowing under the agreement is established by reference to London Inter-Bank Offered Rate (“LIBOR”) for U.S. dollar deposits with maturities comparable to the relevant interest period, plus an applicable margin subject to adjustment based on debt ratings of the senior unsecured debt of Ameriprise Financial. Amounts borrowed may be repaid at any time with no prepayment penalty. The amounts outstanding on this line of credit were nil and $50 million as of December 31, 2020 and 2019, respectively.

RiverSource Life of NY, as the borrower, has a revolving credit agreement with Ameriprise Financial as the lender. The aggregate amount outstanding under the line of credit may not exceed the lesser of $25 million or 3% of RiverSource Life of NY’s statutory admitted assets (excluding separate accounts) as of the prior year end. The interest rate for any borrowing is established by reference to LIBOR for U.S. dollar deposits with maturities comparable to the relevant interest period. Amounts borrowed may be repaid at any time with no prepayment penalty. There were no amounts outstanding on this line of credit as of both December 31, 2020 and 2019.

RTA, as the borrower, has a revolving credit agreement with Ameriprise Financial as the lender not to exceed $100 million. The interest rate for any borrowing is established by reference to LIBOR for U.S. dollar deposits with maturities comparable to the relevant interest period, plus an applicable margin subject to adjustment based on debt ratings of the senior unsecured debt of Ameriprise Financial. This line of credit is automatically renewed annually with Ameriprise Financial. There were no amounts outstanding on this revolving credit agreement as of both December 31, 2020 and 2019.

Long-Term Debt

On December 23, 2020, the Company issued a $500 million unsecured 3.5% surplus note due December 31, 2050 to Ameriprise Financial. The surplus note is subordinate in right of payment to the prior payment in full of the Company’s obligations to policyholders, claimants and beneficiaries and all other creditors. No payment of principal or interest shall be made without the prior approval of the Minnesota Department of Commerce and such payments shall be made only from RiverSource Life Insurance Company’s statutory surplus. Interest payments are due semiannually in arrears on June 30 and December 31, commencing on June 30, 2021. Subject to the preceding conditions, the Company may prepay all or a portion of the principal at any time. The outstanding balance was $500 million as of December 31, 2020 and is recorded in Long-term debt on the Consolidated Balance Sheets.

13.  FAIR VALUES OF ASSETS AND LIABILITIES

GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.

RiverSource Life Insurance Company

Valuation Hierarchy

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1	Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

Level 2	Prices or valuations based on observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The following tables present the balances of assets and liabilities measured at fair value on a recurring basis:

	December 31, 2020
(in millions)	Level 1	Level 2	Level 3	Total
Assets
Available-for-Sale securities:
Corporate debt securities	$—	$12,107	$766	$12,873
Residential mortgage backed securities	—	2,993	9	3,002
Commercial mortgage backed securities	—	4,166	—	4,166
Asset backed securities	—	817	395	1,212
State and municipal obligations	—	1,344	—	1,344
Foreign government bonds and obligations	—	257	—	257
U.S. government and agency obligations	1	—	—	1
Total Available-for-Sale securities:	1	21,684	1,170	22,855
Cash equivalents	2,419	713	—	3,132
Other assets:
Interest rate derivative contracts	1	1,754	—	1,755
Equity derivative contracts	406	3,578	—	3,984
Foreign exchange derivative contracts	1	17	—	18
Credit derivative contracts	—	1	—	1
Total other assets	408	5,350	—	5,758
Separate account assets at net asset value (“NAV”)				87,556	(1)
Total assets at fair value	$2,828	$27,747	$1,170	$119,301

Liabilities
Policyholder account balances, future policy benefits and claims:
Fixed deferred indexed annuity embedded derivatives	$—	$3	$49	$52
IUL embedded derivatives	—	—	935	935
GMWB and GMAB embedded derivatives	—	—	2,316	2,316	(2)
Structured variable annuities	—	—	70	70
Total policyholder account balances, future policy benefits and claims	—	3	3,370	3,373	(3)
Other liabilities:
Interest rate derivative contracts	—	734	—	734
Equity derivative contracts	182	3,329	—	3,511
Foreign exchange derivative contracts	2	—	—	2
Credit derivative contracts	—	1	—	1
Total other liabilities	184	4,064	—	4,248
Total liabilities at fair value	$184	$4,067	$3,370	$7,621

RiverSource Life Insurance Company

	December 31, 2019
(in millions)	Level 1	Level 2	Level 3	Total
Assets
Available-for-Sale securities:
Corporate debt securities	$—	$10,787	$735	$11,522
Residential mortgage backed securities	—	3,091	17	3,108
Commercial mortgage backed securities	—	3,618	—	3,618
Asset backed securities	—	691	389	1,080
State and municipal obligations	—	1,306	—	1,306
Foreign government bonds and obligations	—	267	—	267
U.S. government and agency obligations	1	—	—	1
Total Available-for-Sale securities:	1	19,760	1,141	20,902
Cash equivalents	—	1,256	—	1,256
Other assets:
Interest rate derivative contracts	—	1,451	—	1,451
Equity derivative contracts	162	2,650	—	2,812
Foreign exchange derivative contracts	1	15	—	16
Credit derivative contracts	—	4	—	4
Total other assets	163	4,120	—	4,283
Separate account assets at NAV				82,425	(1)
Total assets at fair value	$164	$25,136	$1,141	$108,866

Liabilities
Policyholder account balances, future policy benefits and claims:
Fixed deferred indexed annuity embedded derivatives	$—	$3	$43	$46
IUL embedded derivatives	—	—	881	881
GMWB and GMAB embedded derivatives	—	—	763	763	(4)
Total policyholder account balances, future policy benefits and claims	—	3	1,687	1,690	(5)
Other liabilities:
Interest rate derivative contracts	—	418	—	418
Equity derivative contracts	36	3,018	—	3,054
Foreign exchange derivative contracts	1	5	—	6
Total other liabilities	37	3,441	—	3,478
Total liabilities at fair value	$37	$3,444	$1,687	$5,168

(1)

Amounts are comprised of certain financial instruments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient and have not been classified in the fair value hierarchy.

(2)

The fair value of the GMWB and GMAB embedded derivatives included $2.4 billion of individual contracts in a liability position and $67 million of individual contracts in an asset position (recorded as a contra liability) as of December 31, 2020.

(3)	The Company’s adjustment for nonperformance risk resulted in a $727 million cumulative decrease to the embedded derivatives as of December 31, 2020.
(4)

The fair value of the GMWB and GMAB embedded derivatives included $981 million of individual contracts in a liability position and $218 million of individual contracts in an asset position (recorded as a contra liability) as of December 31, 2019.

(5)	The Company’s adjustment for nonperformance risk resulted in a $502 million cumulative decrease to the embedded derivatives as of December 31, 2019.

The following tables provide a summary of changes in Level 3 assets and liabilities measured at fair value on a recurring basis:

	Available-for-Sale Securities
(in millions)	Corporate Debt Securities	Residential Mortgage Backed Securities	Asset Backed Securities	Total
Balance, January 1, 2020	$735	$17	$389	$1,141
Total gains (losses) included in:
Other comprehensive income (loss)	15	1	(2)	14
Purchases	62	39	—	101
Settlements	(46)	—	(6)	(52)
Transfers into Level 3	—	—	14	14
Transfers out of Level 3	—	(48)	—	(48)
Balance, December 31, 2020	$766	$9	$395	$1,170
Changes in unrealized gains (losses) relating to assets held at December 31, 2020	$(1)	$—	$—	$(1	)(1)
Changes in unrealized gains (losses) in other comprehensive income (loss) relating to assets held at December 31, 2020	$15	$1	$(2)	$14

RiverSource Life Insurance Company

	Policyholder Account Balances, Future Policy Benefits and Claims
(in millions)	Fixed Deferred Indexed Annuity Embedded Derivatives		IUL Embedded Derivatives		GMWB and GMAB Embedded Derivatives		Structured Variable Annuity Embedded Derivatives		Total
Balance, January 1, 2020	$43		$881		$763		$—		$1,687
Total (gains) losses included in:
Net income	4	(2)	76	(2)	1,152	(3)	91	(3)	1,323
Issues	3		61		362		(21)		405
Settlements	(1)		(83)		39		—		(45)
Balance, December 31, 2020	$49		$935		$2,316		$70		$3,370
Changes in unrealized (gains) losses relating to liabilities held at December 31, 2020	$—		$76	(2)	$1,206	(3)	$—		$1,282

	Available-for-Sale Securities
(in millions)	Corporate Debt Securities	Residential Mortgage Backed Securities	Asset Backed Securities	Total
Balance, January 1, 2019	$871	$64	$374	$1,309
Total gains (losses) included in:
Net income	(1)	—	—	(1	)(1)
Other comprehensive income (loss)	30	—	5	35
Purchases	55	27	—	82
Settlements	(220)	(3)	—	(223)
Transfers into Level 3	—	—	10	10
Transfers out of Level 3	—	(71)	—	(71)
Balance, December 31, 2019	$735	$17	$389	$1,141
Changes in unrealized gains (losses) relating to assets held at December 31, 2019	$(1)	$—	$—	$(1	)(1)

	Policyholder Account Balances, Future Policy Benefits and Claims
(in millions)	Fixed Deferred Indexed Annuity Embedded Derivatives		IUL Embedded Derivatives		GMWB and GMAB Embedded Derivatives		Total
Balance, January 1, 2019	$14		$628		$328		$970
Total (gains) losses included in:
Net income	8	(2)	209	(2)	80	(3)	297
Issues	21		113		361		495
Settlements	—		(69)		(6)		(75)
Balance, December 31, 2019	$43		$881		$763		$1,687
Changes in unrealized (gains) losses relating to liabilities held at December 31, 2019	$—		$209	(2)	$82	(3)	$291

	Available-for-Sale Securities
(in millions)	Corporate Debt Securities	Residential Mortgage Backed Securities	Commercial Mortgage Backed Securities	Asset Backed Securities	Total		Other Derivative Contracts
Balance, January 1, 2018	$1,072	$87	$—	$—	$1,159		—
Total gains (losses) included in:
Net income	(1)	—	—	—	(1	)(1)	(3	)(3)
Other comprehensive income (loss)	(26)	1	—	3	(22)		—
Purchases	15	—	12	381	408		3
Settlements	(189)	(6)	—	—	(195)		—
Transfers out of Level 3	—	(18)	(12)	(10)	(40)		—
Balance, December 31, 2018	$871	$64	$—	$374	$1,309		$—
Changes in unrealized gains (losses) relating to assets held at December 31, 2018	$(1)	$—	$—	$—	$(1	)(1)	$—

RiverSource Life Insurance Company

	Policyholder Account Balances, Future Policy Benefits and Claims
(in millions)	Fixed Deferred Indexed Annuity Embedded Derivatives		IUL Embedded Derivatives		GMWB and GMAB Embedded Derivatives		Total
Balance, January 1, 2018	$—		$601		$(49)		$552
Total (gains) losses included in:
Net income	(3	)(2)	(9	)(2)	49	(3)	37
Issues	17		90		350		457
Settlements	—		(54)		(22)		(76)
Balance, December 31, 2018	$14		$628		$328		$970
Changes in unrealized (gains) losses relating to liabilities held at December 31, 2018	$—		$(9	)(2)	$47	(3)	$38

(1)	Included in net investment income in the Consolidated Statements of Income.
(2)	Included in interest credited to fixed accounts in the Consolidated Statements of Income.
(3)	Included in benefits, claims, losses and settlement expenses in the Consolidated Statements of Income.

The increase (decrease) to pretax income of the Company’s adjustment for nonperformance risk on the fair value of its embedded derivatives was $196 million, $(190) million and $281 million, net of DAC, DSIC, unearned revenue amortization and the reinsurance accrual, for the years ended December 31, 2020, 2019 and 2018, respectively.

Securities transferred from Level 3 primarily represent securities with fair values that are obtained from a third-party pricing service with observable inputs.

The following tables provide a summary of the significant unobservable inputs used in the fair value measurements developed by the Company or reasonably available to the Company of Level 3 assets and liabilities:

	December 31, 2020
	Fair Value	Valuation Technique	Unobservable Input	Range			Weighted Average
	(in millions)
Corporate debt securities (private placements)	$766	Discounted cash flow	Yield/spread to U.S. Treasuries (1)	1.0%	–	3.3%	1.5%
Asset backed securities	$395	Discounted cash flow	Annual default rate	5.3%			5.3%
			Loss severity	25.0%			25.0%
			Yield/spread to swap rates (2)	250 bps	–	400 bps	259 bps
IUL embedded derivatives	$935	Discounted cash flow	Nonperformance risk (3)	65 bps			65 bps
Fixed deferred indexed annuity embedded derivatives	$49	Discounted cash flow	Surrender rate (4)	0.0%	–	50.0%	1.2%
			Nonperformance risk (3)	65 bps			65 bps
GMWB and GMAB embedded derivatives	$2,316	Discounted cash flow	Utilization of guaranteed withdrawals (5) (6)	0.0%	–	48.0%	10.6%
			Surrender rate (4)	0.1%	–	73.5%	3.8%
			Market volatility (7) (8)	4.3%	–	17.1%	11.0%
			Nonperformance risk (3)	65 bps			65 bps
Structured variable annuity embedded derivatives	$70	Discounted cash flow	Surrender rate (4)	0.8%	–	40.0%	0.9%
			Nonperformance risk (3)	65 bps			65 bps

RiverSource Life Insurance Company

	December 31, 2019
	Fair Value	Valuation Technique	Unobservable Input	Range			Weighted Average
	(in millions)
Corporate debt securities (private placements)	$735	Discounted cash flow	Yield/spread to U.S. Treasuries	0.8%	–	2.8%	1.3%
Asset backed securities	$389	Discounted cash flow	Annual default rate	3.5%
			Loss severity	25.0%
			Yield/spread to swap rates	120 bps	–	170 bps	123 bps
IUL embedded derivatives	$881	Discounted cash flow	Nonperformance risk (3)	65 bps
Fixed deferred indexed annuity embedded derivatives	$43	Discounted cash flow	Surrender rate	0.0%	–	50.0%
			Nonperformance risk (3)	65 bps
GMWB and GMAB embedded derivatives	$763	Discounted cash flow	Utilization of guaranteed withdrawals (5)	0.0%	–	36.0%
			Surrender rate	0.1%	–	73.5%
			Market volatility (7)	3.7%	–	15.9%
			Nonperformance risk (3)	65 bps

(1)

The weighted average for the spread to U.S. Treasuries for corporate debt securities (private placements) is weighted based on the security’s market value as a percentage of the aggregate market value of the securities.

(2)

The weighted average for the spread to swap rates for asset backed securities is calculated as the sum of each tranche’s balance multiplied by its spread to swap divided by the aggregate balances of the tranches.

(3)	The nonperformance risk is the spread added to the observable interest rates used in the valuation of the embedded derivatives.
(4)

The weighted average surrender rate is weighted based on the benefit base of each contract and represents the average assumption in the current year including the effect of a dynamic surrender formula.

(5)	The utilization of guaranteed withdrawals represents the percentage of contractholders that will begin withdrawing in any given year.
(6)

The weighted average utilization rate represents the average assumption for the current year, weighting each policy evenly. The calculation excludes policies that have already started taking withdrawals.

(7)	Market volatility is implied volatility of fund of funds and managed volatility funds.
(8)	The weighted average market volatility represents the average volatility across all contracts, weighted by the size of the guaranteed benefit.

Level 3 measurements not included in the table above are obtained from non-binding broker quotes where unobservable inputs utilized in the fair value calculation are not reasonably available to the Company.

Uncertainty of Fair Value Measurements

Significant increases (decreases) in the yield/spread to U.S. Treasuries used in the fair value measurement of Level 3 corporate debt securities in isolation would have resulted in a significantly lower (higher) fair value measurement.

Significant increases (decreases) in the annual default rate used in the fair value measurement of Level 3 asset backed securities in isolation, generally, would have resulted in a significantly lower (higher) fair value measurement and significant increases (decreases) in loss severity in isolation would have resulted in a significantly lower (higher) fair value measurement.

Significant increases (decreases) in the yield/spread to swap rates in isolation would have resulted in a significantly lower (higher) fair value measurement.

Significant increases (decreases) in nonperformance risk used in the fair value measurement of the IUL embedded derivatives in isolation would have resulted in a significantly lower (higher) fair value measurement.

Significant increases (decreases) in nonperformance risk and surrender rate used in the fair value measurements of the fixed deferred indexed annuity embedded derivatives and structured variable annuity embedded derivatives in isolation would have resulted in a significantly lower (higher) liability value.

Significant increases (decreases) in utilization and volatility used in the fair value measurement of the GMWB and GMAB embedded derivatives in isolation would have resulted in a significantly higher (lower) liability value.

Significant increases (decreases) in nonperformance risk and surrender rate used in the fair value measurement of the GMWB and GMAB embedded derivatives in isolation would have resulted in a significantly lower (higher) liability value. Utilization of guaranteed withdrawals and surrender rates vary with the type of rider, the duration of the policy, the age of the contractholder, the distribution channel and whether the value of the guaranteed benefit exceeds the contract accumulation value.

Determination of Fair Value

The Company uses valuation techniques consistent with the market and income approaches to measure the fair value of its assets and liabilities. The Company’s market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The Company’s income approach uses valuation techniques to convert future projected cash flows to a single discounted present value amount. When applying either approach, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs.

RiverSource Life Insurance Company

The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.

Assets

Cash Equivalents

Cash equivalents include time deposits and other highly liquid investments with original or remaining maturities at the time of purchase of 90 days or less. Actively traded money market funds are measured at their NAV and classified as Level 1. U.S. Treasuries are also classified as Level 1. The Company’s remaining cash equivalents are classified as Level 2 and measured at amortized cost, which is a reasonable estimate of fair value because of the short time between the purchase of the instrument and its expected realization.

Available-for-Sale Securities

When available, the fair value of securities is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from third-party pricing services, non-binding broker quotes, or other model-based valuation techniques.

Level 1 securities primarily include U.S. Treasuries.

Level 2 securities primarily include corporate bonds, residential mortgage backed securities, commercial mortgage backed securities, state and municipal obligations, asset backed securities and foreign government securities. The fair value of these Level 2 securities is based on a market approach with prices obtained from third-party pricing services. Observable inputs used to value these securities can include, but are not limited to, reported trades, benchmark yields, issuer spreads and non-binding broker quotes.

Level 3 securities primarily include certain corporate bonds, non-agency residential mortgage backed securities, commercial mortgage backed securities and asset backed securities. The fair value of corporate bonds, non-agency residential mortgage backed securities, commercial mortgage backed securities and certain asset backed securities classified as Level 3 is typically based on a single non-binding broker quote. The underlying inputs used for some of the non-binding broker quotes are not readily available to the Company. The Company’s privately placed corporate bonds are typically based on a single non-binding broker quote. The fair value of affiliated asset backed securities is determined using a discounted cash flow model. Inputs used to determine the expected cash flows include assumptions about discount rates and default, prepayment and recovery rates of the underlying assets. Given the significance of the unobservable inputs to this fair value measurement, the fair value of the investment in the affiliated asset backed securities is classified as Level 3.

In consideration of the above, management is responsible for the fair values recorded on the financial statements. Prices received from third-party pricing services are subjected to exception reporting that identifies investments with significant daily price movements as well as no movements. The Company reviews the exception reporting and resolves the exceptions through reaffirmation of the price or recording an appropriate fair value estimate. The Company also performs subsequent transaction testing. The Company performs annual due diligence of third-party pricing services. The Company’s due diligence procedures include assessing the vendor’s valuation qualifications, control environment, analysis of asset-class specific valuation methodologies, and understanding of sources of market observable assumptions and unobservable assumptions, if any, employed in the valuation methodology. The Company also considers the results of its exception reporting controls and any resulting price challenges that arise.

Separate Account Assets

The fair value of assets held by separate accounts is determined by the NAV of the funds in which those separate accounts are invested. The NAV is used as a practical expedient for fair value and represents the exit price for the separate account. Separate account assets are excluded from classification in the fair value hierarchy.

Other Assets

Derivatives that are measured using quoted prices in active markets, such as derivatives that are exchange-traded, are classified as Level 1 measurements. The variation margin on futures contracts is also classified as Level 1. The fair value of derivatives that are traded in less active over-the-counter (“OTC”) markets is generally measured using pricing models with market observable inputs such as interest rates and equity index levels. These measurements are classified as Level 2 within the fair value hierarchy and include swaps and the majority of options. The counterparties’ nonperformance risk associated with uncollateralized derivative assets was immaterial as of December 31, 2020 and 2019. See Note 16 and Note 17 for further information on the credit risk of derivative instruments and related collateral.

Liabilities

Policyholder Account Balances, Future Policy Benefits and Claims

There is no active market for the transfer of the Company’s embedded derivatives attributable to the provisions of certain variable annuity riders, fixed deferred indexed annuity, structured variable annuity and IUL products.

RiverSource Life Insurance Company

The Company values the embedded derivatives attributable to the provisions of certain variable annuity riders using internal valuation models. These models calculate fair value as the present value of future expected benefit payments less the present value of future expected rider fees attributable to the embedded derivative feature. The projected cash flows used by these models include observable capital market assumptions and incorporate significant unobservable inputs related to implied volatility as well as contractholder behavior assumptions that include margins for risk, all of which the Company believes a market participant would expect. The fair value also reflects a current estimate of the Company’s nonperformance risk specific to these embedded derivatives. Given the significant unobservable inputs to this valuation, these measurements are classified as Level 3. The embedded derivatives attributable to these provisions are recorded in policyholder account balances, future policy benefits and claims.

The Company uses a discounted cash flow model to determine the fair value of the embedded derivatives associated with the provisions of its equity index annuity product. The projected cash flows generated by this model are based on significant observable inputs related to interest rates, volatilities and equity index levels and, therefore, are classified as Level 2.

The Company uses discounted cash flow models including Black-Scholes calculations to determine the fair value of the embedded derivatives associated with the provisions of its fixed deferred indexed annuity, structured variable annuity and IUL products. The structured variable annuity product is a limited flexible purchase payment annuity that offers 45 different indexed account options providing equity market exposure and a fixed account. Each indexed account includes a protection option (a buffer or a floor). If the index has a negative return, contractholder losses will be reduced by buffer or limited to a floor. The portion allocated to an indexed account is accounted for as an embedded derivative. The fair value of fixed deferred indexed annuity, structured variable annuity and IUL embedded derivatives includes significant observable interest rates, volatilities and equity index levels and the significant unobservable estimate of the Company’s nonperformance risk. Given the significance of the nonperformance risk assumption to the fair value, the fixed deferred indexed annuity, structured variable annuity and IUL embedded derivatives are classified as Level 3.

The embedded derivatives attributable to these provisions are recorded in policyholder account balances, future policy benefits and claims.

Other Liabilities

Derivatives that are measured using quoted prices in active markets, such as derivatives that are exchange-traded, are classified as Level 1 measurements. The variation margin on futures contracts is also classified as Level 1. The fair value of derivatives that are traded in less active OTC markets is generally measured using pricing models with market observable inputs such as interest rates and equity index levels. These measurements are classified as Level 2 within the fair value hierarchy and include swaps and the majority of options. The Company’s nonperformance risk associated with uncollateralized derivative liabilities was immaterial as of December 31, 2020 and 2019. See Note 16 and Note 17 for further information on the credit risk of derivative instruments and related collateral.

Fair Value on a Nonrecurring Basis

The Company assesses its investment in affordable housing partnerships for impairment. The investments that are determined to be impaired are written down to their fair value. The Company uses a discounted cash flow model to measure the fair value of these investments. Inputs to the discounted cash flow model are estimates of future net operating losses and tax credits available to the Company and discount rates based on market condition and the financial strength of the syndicator (general partner). The balance of affordable housing partnerships measured at fair value on a nonrecurring basis was $101 million and $158 million as of December 31, 2020 and 2019, respectively, and is classified as Level 3 in the fair value hierarchy.

RiverSource Life Insurance Company

Asset and Liabilities Not Reported at Fair Value

The following tables provide the carrying value and the estimated fair value of financial instruments that are not reported at fair value.

	December 31, 2020
	Carrying Value	Fair Value
(in millions)		Level 1	Level 2	Level 3	Total
Financial Assets
Mortgage loans, net	$2,574	$—	$—	$2,724	$2,724
Policy loans	846	—	846	—	846	(1)
Other investments	457	—	417	40	457
Other receivables	1,430	—	—	1,732	1,732

Financial Liabilities
Policyholder account balances, future policy benefits and claims	$9,990	$—	$—	$11,686	$11,686
Short-term borrowings	200	—	200	—	200
Long-term debt	500	—	509	—	509
Other liabilities	12	—	—	11	11
Separate account liabilities — investment contracts	351	—	351	—	351

	December 31, 2019
	Carrying Value	Fair Value
(in millions)		Level 1	Level 2	Level 3	Total
Financial Assets
Mortgage loans, net	$2,655	$—	$—	$2,707	$2,707
Policy loans	867	—	867	—	867	(1)
Other investments	410	—	376	34	410
Other receivables	1,514	—	—	1,648	1,648

Financial Liabilities
Policyholder account balances, future policy benefits and claims	$9,110	$—	$—	$10,061	$10,061
Short-term borrowings	201	—	201	—	201
Line of credit with Ameriprise Financial	50	—	—	50	50
Other liabilities	22	—	—	21	21
Separate account liabilities — investment contracts	340	—	340	—	340

(1)

During the third quarter of 2020, management changed the fair value methodology for policy loans from estimating future expected cash flows and discounting the cash flows at a rate based on the U.S. Treasury curve to using the carrying value as an approximation of fair value as the policy loans are fully collateralized by the cash surrender value of the underlying policies. As a result, policy loans were reclassified from Level 3 to Level 2 in the valuation hierarchy. For comparability and consistency purposes, prior period amounts were revised to reflect the current methodology and classification.

Other investments include syndicated loans and the Company’s membership in the FHLB. Other receivables include the deposit receivable. See Note 7 for additional information on mortgage loans, policy loans, syndicated loans and the deposit receivable.

Policyholder account balances, future policy benefits and claims includes fixed annuities in deferral status, non-life contingent fixed annuities in payout status, indexed and structured variable annuity host contracts, and the fixed portion of a small number of variable annuity contracts classified as investment contracts. See Note 10 for additional information on these liabilities. Short-term borrowings include FHLB borrowings. Long-term debt includes the surplus note with Ameriprise Financial. See Note 12 for further information on short-term borrowings and long-term debt. Other liabilities include future funding commitments to affordable housing partnerships and other real estate partnerships. Separate account liabilities are related to certain annuity products that are classified as investment contracts.

14.  RELATED PARTY TRANSACTIONS

Revenues

See Note 4 for information about revenues from contracts with customers earned by the Company from related party transactions with affiliates.

The Company is the lessor of one real estate property which it leases to Ameriprise Financial under an operating lease that expires November 30, 2029. The Company earned $5 million in rental income for each of the years ended December 31, 2020, 2019 and 2018, which is reflected in Other revenues on the Company’s Consolidated Statements of Income. The Company expects to earn $5 million in each year of the five year period ended December 31, 2025 and a total of $19 million thereafter.

Expenses

Charges by Ameriprise Financial and affiliated companies to the Company for use of joint facilities, technology support, marketing services and other services aggregated $358 million, $370 million and $365 million for the years ended

RiverSource Life Insurance Company

December 31, 2020, 2019 and 2018, respectively. Certain of these costs are included in DAC. Expenses allocated to the Company may not be reflective of expenses that would have been incurred by the Company on a stand-alone basis.

Income taxes

The Company’s taxable income is included in the consolidated federal income tax return of Ameriprise Financial. The net amount due (to) from Ameriprise Financial for federal income taxes was $(297) million and $85 million as of December 31, 2020 and 2019, respectively, which is reflected in Other, net within operating activities on the Consolidated Statements of Cash Flows.

Investments

The Company invests in AA and A rated asset backed securities issued by AAF, an affiliate of the Company. The asset backed securities are collateralized by a portfolio of loans issued to advisors affiliated with AFS, an affiliated broker dealer. As of December 31, 2020 and 2019, the fair value of these asset backed securities was $372 million and $380 million, respectively, and is reported in Investments: Available-for-Sale Fixed Maturities on the Company’s Consolidated Balance Sheets. For both the years ended December 31, 2020 and December 31 2019, interest income from these asset backed securities was $14 million and is reported in Net investment income on the Company’s Consolidated Statements of Income.

Lines of Credit

RiverSource Life Insurance Company, as the lender, has a revolving credit agreement with Ameriprise Financial as the borrower. This line of credit is not to exceed 3% of RiverSource Life Insurance Company’s statutory admitted assets as of the prior year end. The interest rate for any borrowing is established by reference to LIBOR for U.S. dollar deposits with maturities comparable to the relevant interest period, plus an applicable margin subject to adjustment based on debt ratings of the senior unsecured debt of Ameriprise Financial. In the event of default, an additional 1% interest will accrue during such period of default. There were no amounts outstanding on this revolving credit agreement as of both December 31, 2020 and 2019. See Note 12 for information about additional lines of credit with an affiliate.

Long-Term Debt

See Note 12 for information about a surplus note to an affiliate.

Dividends or distributions

Cash dividends or distributions paid and received by RiverSource Life Insurance Company were as follows:

	Years Ended December 31,
(in millions)	2020	2019	2018
Paid to Ameriprise Financial	$800	$1,350	$750
Received from RiverSource Life of NY	—	43	48
Received from RTA	95	100	45
Received from RiverSource REO 1, LLC (1)	—	—	2

(1)	RiverSource REO 1, LLC is a wholly owned subsidiary of RiverSource Life Insurance Company which holds foreclosed mortgage loans and real estate.

For dividends and other distributions from the life insurance companies, advance notification was provided to state insurance regulators prior to payments. See Note 15 for additional information.

15.  REGULATORY REQUIREMENTS

The National Association of Insurance Commissioners (“NAIC”) defines Risk-Based Capital (“RBC”) requirements for insurance companies. The RBC requirements are used by the NAIC and state insurance regulators to identify companies that merit regulatory actions designed to protect policyholders. These requirements apply to the Company. The Company has met its minimum RBC requirements.

Insurance companies are required to prepare statutory financial statements in accordance with the accounting practices prescribed or permitted by the insurance departments of their respective states of domicile, which vary materially from GAAP. Prescribed statutory accounting practices include publications of the NAIC, as well as state laws, regulations and general administrative rules. The more significant differences from GAAP include charging policy acquisition costs to expense as incurred, establishing annuity and insurance reserves using different actuarial methods and assumptions, classifying surplus notes as a component of statutory surplus rather than debt, valuing investments on a different basis and excluding certain assets from the balance sheet by charging them directly to surplus, such as a portion of the net deferred income tax assets.

RiverSource Life Insurance Company received approval from the Minnesota Department of Commerce to apply a permitted statutory accounting practice, effective July 1, 2017 through June 30, 2019, for certain derivative instruments used to economically hedge the interest rate exposure of certain variable annuity products that do not qualify for statutory hedge accounting. The permitted practice was intended to mitigate the impact to statutory surplus from the misalignment between variable annuity statutory reserves, which are not carried at fair value, and the fair value of derivatives used to economically hedge the interest rate exposure of non-life contingent living benefit guarantees.

RiverSource Life Insurance Company

The permitted practice allowed RiverSource Life Insurance Company to defer a portion of the change in fair value, net investment income and realized gains or losses generated from designated derivatives to the extent the amounts do not offset the current period interest-rate related change in the variable annuity statutory reserve liability. The deferred amount could be amortized over ten years using the straight-line method with the ability to accelerate amortization at management’s discretion. As of June 30, 2019, RiverSource Life Insurance Company elected to accelerate amortization of the net deferred amount associated with its permitted practice.

State insurance statutes contain limitations as to the amount of dividends and other distributions that insurers may make without providing prior notification to state regulators. For RiverSource Life Insurance Company, payments in excess of unassigned surplus, as determined in accordance with accounting practices prescribed by the State of Minnesota, require advance notice to the Minnesota Department of Commerce, RiverSource Life Insurance Company’s primary regulator, and are subject to potential disapproval. RiverSource Life Insurance Company’s statutory unassigned surplus aggregated $1.3 billion and $326 million as of December 31, 2020 and 2019, respectively.

In addition, dividends or distributions whose fair market value, together with that of other dividends or distributions made within the preceding 12 months, exceed the greater of the previous year’s statutory net gain from operations or 10% of the previous year-end statutory capital and surplus are referred to as “extraordinary dividends.” Extraordinary dividends also require advance notice to the Minnesota Department of Commerce, and are subject to potential disapproval. Statutory capital and surplus was $4.8 billion and $2.9 billion as of December 31, 2020 and 2019, respectively.

Statutory net gain from operations and net income (loss) for RiverSource Life Insurance Company are summarized as follows:

	Years Ended December 31,
(in millions)	2020	2019	2018
Statutory net gain from operations	$1,393	$1,505	$1,686
Statutory net income (loss)	1,582	786	1,628

Government debt securities of $4 million as of both December 31, 2020 and 2019 were on deposit with various states as required by law.

16.  OFFSETTING ASSETS AND LIABILITIES

Certain financial instruments and derivative instruments are eligible for offset in the Consolidated Balance Sheets. The Company’s derivative instruments and repurchase agreements are subject to master netting and collateral arrangements and qualify for offset. A master netting arrangement with a counterparty creates a right of offset for amounts due to and from that same counterparty that is enforceable in the event of a default or bankruptcy. The Company’s policy is to recognize amounts subject to master netting arrangements on a gross basis in the Consolidated Balance Sheets.

The following tables present the gross and net information about the Company’s assets subject to master netting arrangements:

	December 31, 2020
	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Consolidated Balance Sheets	Amounts of Assets Presented in the Consolidated Balance Sheets	Gross Amounts Not Offset in the Consolidated Balance Sheets			Net Amount
(in millions)				Financial Instruments(1)	Cash Collateral	Securities Collateral

Derivatives:
OTC	$5,391	$—	$5,391	$(3,801)	$(1,243)	$(315)	$32
OTC cleared	58	—	58	(25)	—	—	33
Exchange-traded	309	—	309	(90)	(165)	—	54
Total derivatives	$5,758	$—	$5,758	$(3,916)	$(1,408)	$(315)	$119

	December 31, 2019
	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Consolidated Balance Sheets	Amounts of Assets Presented in the Consolidated Balance Sheets	Gross Amounts Not Offset in the Consolidated Balance Sheets			Net Amount
(in millions)				Financial Instruments(1)	Cash Collateral	Securities Collateral

Derivatives:
OTC	$4,181	$—	$4,181	$(2,886)	$(1,214)	$(73)	$8
OTC cleared	21	—	21	(21)	—	—	—
Exchange-traded	81	—	81	(5)	—	—	76
Total derivatives	$4,283	$—	$4,283	$(2,912)	$(1,214)	$(73)	$84

RiverSource Life Insurance Company

(1)

Represents the amount of assets that could be offset by liabilities with the same counterparty under master netting or similar arrangements that management elects not to offset on the Consolidated Balance Sheets.

The following tables present the gross and net information about the Company’s liabilities subject to master netting arrangements:

	December 31, 2020
	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Consolidated Balance Sheets	Amounts of Liabilities Presented in the Consolidated Balance Sheets	Gross Amounts Not Offset in the Consolidated Balance Sheets			Net Amount
(in millions)				Financial Instruments(1)	Cash Collateral	Securities Collateral

Derivatives:
OTC	$4,129	$—	$4,129	$(3,801)	$(1)	$(327)	$—
OTC cleared	25	—	25	(25)	—	—	—
Exchange-traded	94	—	94	(90)	—	—	4
Total derivatives	4,248	—	4,248	(3,916)	(1)	(327)	4
Repurchase agreements	—	—	—	—	—	—	—
Total	$4,248	$—	$4,248	$(3,916)	$(1)	$(327)	$4

	December 31, 2019
	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Consolidated Balance Sheets	Amounts of Liabilities Presented in the Consolidated Balance Sheets	Gross Amounts Not Offset in the Consolidated Balance Sheets			Net Amount
(in millions)				Financial Instruments(1)	Cash Collateral	Securities Collateral

Derivatives:
OTC	$3,426	$—	$3,426	$(2,886)	$—	$(540)	$—
OTC cleared	41	—	41	(21)	—	—	20
Exchange-traded	11	—	11	(5)	—	—	6
Total derivatives	3,478	—	3,478	(2,912)	—	(540)	26
Repurchase agreements	—	—	—	—	—	—	—
Total	$3,478	$—	$3,478	$(2,912)	$—	$(540)	$26

(1)

Represents the amount of liabilities that could be offset by assets with the same counterparty under master netting or similar arrangements that management elects not to offset on the Consolidated Balance Sheets.

In the tables above, the amount of assets or liabilities presented are offset first by financial instruments that have the right of offset under master netting or similar arrangements, then any remaining amount is reduced by the amount of cash and securities collateral. The actual collateral may be greater than amounts presented in the tables.

When the fair value of collateral accepted by the Company is less than the amount due to the Company, there is a risk of loss if the counterparty fails to perform or provide additional collateral. To mitigate this risk, the Company monitors collateral values regularly and requires additional collateral when necessary. When the value of collateral pledged by the Company declines, it may be required to post additional collateral.

Freestanding derivative instruments are reflected in other assets and other liabilities. Cash collateral pledged by the Company is reflected in other assets and cash collateral accepted by the Company is reflected in other liabilities. Repurchase agreements are reflected in short-term borrowings. See Note 17 for additional disclosures related to the Company’s derivative instruments and Note 12 for additional disclosures related to the Company’s repurchase agreements.

17.   DERIVATIVES AND HEDGING ACTIVITIES

Derivative instruments enable the Company to manage its exposure to various market risks. The value of such instruments is derived from an underlying variable or multiple variables, including equity and interest rate indices or prices. The Company primarily enters into derivative agreements for risk management purposes related to the Company’s products and operations.

Certain of the Company’s freestanding derivative instruments are subject to master netting arrangements. The Company’s policy on the recognition of derivatives on the Consolidated Balance Sheets is to not offset fair value amounts recognized for derivatives and collateral arrangements executed with the same counterparty under the same master netting arrangement. See Note 16 for additional information regarding the estimated fair value of the Company’s freestanding derivatives after considering the effect of master netting arrangements and collateral.

RiverSource Life Insurance Company

The Company uses derivatives as economic hedges and accounting hedges. The following table presents the notional value and gross fair value of derivative instruments, including embedded derivatives:

	December 31, 2020			December 31, 2019
	Notional	Gross Fair Value		Notional	Gross Fair Value
(in millions)		Assets(1)	Liabilities(2)(3)		Assets(1)	Liabilities(2)(3)
Derivatives not designated as hedging instruments
Interest rate contracts	$77,925	$1,755	$734	$57,950	$1,451	$418
Equity contracts	55,993	3,984	3,511	60,596	2,812	3,054
Credit contracts	2,269	1	1	1,386	4	—
Foreign exchange contracts	3,124	18	2	3,251	16	6
Total non-designated hedges	139,311	5,758	4,248	123,183	4,283	3,478
Embedded derivatives
GMWB and GMAB (4)	N/A	—	2,316	N/A	—	763
IUL	N/A	—	935	N/A	—	881
Indexed annuities	N/A	—	52	N/A	—	46
Structured variable annuity	N/A	—	70	N/A	—	—
Total embedded derivatives	N/A	—	3,373	N/A	—	1,690
Total derivatives	$139,311	$5,758	$7,621	$123,183	$4,283	$5,168

N/A	Not applicable.
(1)	The fair value of freestanding derivative assets is included in Other assets on the Consolidated Balance Sheets.
(2)

The fair value of freestanding derivative liabilities is included in Other liabilities on the Consolidated Balance Sheets. The fair value of GMWB and GMAB, IUL, and fixed deferred indexed annuity embedded derivatives is included in Policyholder account balances, future policy benefits and claims on the Consolidated Balance Sheets.

(3)

The fair value of the Company’s derivative liabilities after considering the effects of master netting arrangements, cash collateral held by the same counterparty and the fair value of net embedded derivatives was $3.7 billion and $2.3 billion as of December 31, 2020 and 2019, respectively. See Note 16 for additional information related to master netting arrangements and cash collateral.

(4)

The fair value of the GMWB and GMAB embedded derivatives as of December 31, 2020 included $2.4 billion of individual contracts in a liability position and $67 million of individual contracts in an asset position. The fair value of the GMWB and GMAB embedded derivatives as of December 31, 2019 included $981 million of individual contracts in a liability position and $218 million of individual contracts in an asset position.

See Note 13 for additional information regarding the Company’s fair value measurement of derivative instruments.

As of December 31, 2020 and 2019, investment securities with a fair value of $325 million and $84 million, respectively, were received as collateral to meet contractual obligations under derivative contracts, of which $325 million and $84 million, respectively, may be sold, pledged or rehypothecated by the Company. As of both December 31, 2020 and 2019, the Company had sold, pledged, or rehypothecated none of these securities. In addition, as of both December 31, 2020 and 2019, non-cash collateral accepted was held in separate custodial accounts and was not included in the Company’s Consolidated Balance Sheets.

RiverSource Life Insurance Company

The following table presents a summary of the impact of derivatives not designated as hedging instruments, including embedded derivatives, on the Consolidated Statements of Income:

(in millions)	Interest Credited to Fixed Accounts	Benefits, Claims, Losses and Settlement Expenses
Year Ended December 31, 2020
Interest rate contracts	$—	$1,633
Equity contracts	55	(744)
Credit contracts	—	(106)
Foreign exchange contracts	—	(8)
Other contracts	—	—
GMWB and GMAB embedded derivatives	—	(1,553)
IUL embedded derivatives	7	—
Fixed deferred indexed annuities embedded derivatives	(4)	—
Structured indexed annuities embedded derivatives	—	(91)
Total gain (loss)	$58	$(869)

Year Ended December 31, 2019
Interest rate contracts	$—	$1,100
Equity contracts	117	(1,501)
Credit contracts	—	(73)
Foreign exchange contracts	—	(30)
Other contracts	—	—
GMWB and GMAB embedded derivatives	—	(435)
IUL embedded derivatives	(140)	—
Fixed deferred indexed annuities embedded derivatives	(8)	—
Total gain (loss)	$(31)	$(939)

Year Ended December 31, 2018
Interest rate contracts	$—	$(312)
Equity contracts	(49)	306
Credit contracts	—	7
Foreign exchange contracts	—	1
Other contracts	—	(4)
GMWB and GMAB embedded derivatives	—	(377)
IUL embedded derivatives	63	—
Fixed deferred indexed annuities embedded derivatives	3	—
Total gain (loss)	$17	$(379)

The Company holds derivative instruments that either do not qualify or are not designated for hedge accounting treatment. These derivative instruments are used as economic hedges of equity, interest rate, credit and foreign currency exchange rate risk related to various products and transactions of the Company.

Certain annuity contracts contain GMWB or GMAB provisions, which guarantee the right to make limited partial withdrawals each contract year regardless of the volatility inherent in the underlying investments or guarantee a minimum accumulation value of consideration received at the beginning of the contract period, after a specified holding period, respectively.The indexed portion of structured variable annuities and the GMAB and non-life contingent GMWB provisions are considered embedded derivatives, which are bifurcated from their host contracts for valuation purposes and reported on the Consolidated Balance Sheets at fair value with changes in fair value reported in earnings. The Company economically hedges the aggregate exposure related to the indexed portion of structured variable annuities and the GMAB and non-life contingent GMWB provisions using options, swaptions, swaps and futures The deferred premium associated with certain of the above options and swaptions is paid or

RiverSource Life Insurance Company

received semiannually over the life of the contract or at maturity. The following is a summary of the payments the Company is scheduled to make and receive for these options and swaptions as of December 31, 2020:

(in millions)	Premiums Payable	Premiums Receivable
2021	$153	$106
2022	207	205
2023	51	43
2024	141	26
2025	126	7
2026-2028	254	—
Total	$932	$387

Actual timing and payment amounts may differ due to future settlements, modifications or exercises of the contracts prior to the full premium being paid or received.

The Company has a macro hedge program to provide protection against the statutory tail scenario risk arising from variable annuity reserves on its statutory surplus and to cover some of the residual risks not covered by other hedging activities. As a means of economically hedging these risks, the Company may use a combination of futures, options, swaps and swaptions. Certain of the macro hedge derivatives may contain settlement provisions linked to both equity returns and interest rates. The Company’s macro hedge derivatives that contain settlement provisions linked to both equity returns and interest rates, if any, are shown in other contracts in the tables above.

Fixed deferred indexed annuity, structured variable annuity and IUL products have returns tied to the performance of equity markets. As a result of fluctuations in equity markets, the obligation incurred by the Company related to fixed deferred indexed annuity, structured variable annuity and IUL products will positively or negatively impact earnings over the life of these products. The equity component of fixed deferred indexed annuity, structured variable annuity and IUL product obligations are considered embedded derivatives, which are bifurcated from their host contracts for valuation purposes and reported on the Consolidated Balance Sheets at fair value with changes in fair value reported in earnings. As a means of economically hedging its obligations under the provisions of these products, the Company enters into index options and futures contracts.

Cash Flow Hedges

During the years ended December 31, 2020 and 2019, the Company held no derivatives that were designated as cash flow hedges. During the years ended December 31, 2020, 2019 and 2018, no hedge relationships were discontinued due to forecasted transactions no longer being expected to occur according to the original hedge strategy. For the years ended December 31, 2020, 2019 and 2018, amounts recognized in earnings on derivative transactions that were ineffective were not material. See Note 18 for a summary of net unrealized gains (losses) included in AOCI related to previously designated cash flow hedges.

Credit Risk

Credit risk associated with the Company’s derivatives is the risk that a derivative counterparty will not perform in accordance with the terms of the applicable derivative contract. To mitigate such risk, the Company has established guidelines and oversight of credit risk through a comprehensive enterprise risk management program that includes members of senior management. Key components of this program are to require preapproval of counterparties and the use of master netting and collateral arrangements whenever practical. See Note 16 for additional information on the Company’s credit exposure related to derivative assets.

Certain of the Company’s derivative contracts contain provisions that adjust the level of collateral the Company is required to post based on the Company’s financial strength rating (or based on the debt rating of the Company’s parent, Ameriprise Financial). Additionally, certain of the Company’s derivative contracts contain provisions that allow the counterparty to terminate the contract if the Company does not maintain a specific financial strength rating or Ameriprise Financial’s debt does not maintain a specific credit rating (generally an investment grade rating). If these termination provisions were to be triggered, the Company’s counterparty could require immediate settlement of any net liability position. As of December 31, 2020 and 2019, the aggregate fair value of derivative contracts in a net liability position containing such credit contingent provisions was $324 million and $189 million, respectively. The aggregate fair value of assets posted as collateral for such instruments as of December 31, 2020 and 2019 was $324 million and $189 million, respectively. If the credit contingent provisions of derivative contracts in a net liability position as of both December 31, 2020 and 2019 were triggered, the aggregate fair value of additional assets that would be required to be posted as collateral or needed to settle the instruments immediately would have been nil.

RiverSource Life Insurance Company

18.  SHAREHOLDER’S EQUITY

The following tables provide the amounts related to each component of OCI:

	Years Ended December 31, 2020
(in millions)	Pretax	Income Tax Benefit (Expense)	Net of Tax
Net unrealized gains (losses) on securities:
Net unrealized gains (losses) on securities arising during the period (1)	$811	$(170)	$641
Reclassification of net (gains) losses on securities included in net income (2)	5	(1)	4
Impact of DAC, DSIC, unearned revenue, benefit reserves and reinsurance recoverables	(379)	80	(299)
Net unrealized gains (losses) on securities	437	(91)	346
Total other comprehensive income (loss)	$437	$(91)	$346

	Years Ended December 31, 2019
(in millions)	Pretax	Income Tax Benefit (Expense)	Net of Tax
Net unrealized gains (losses) on securities:
Net unrealized gains (losses) on securities arising during the period (1)	$1,360	$(289)	$1,071
Reclassification of net (gains) losses on securities included in net income (2)	2	—	2
Impact of DAC, DSIC, unearned revenue, benefit reserves and reinsurance recoverables	(688)	144	(544)
Net unrealized gains (losses) on securities	674	(145)	529
Total other comprehensive income (loss)	$674	$(145)	$529

	Years Ended December 31, 2018
(in millions)	Pretax	Income Tax Benefit (Expense)	Net of Tax
Net unrealized gains (losses) on securities:
Net unrealized gains (losses) on securities arising during the period (1)	$(952)	$203	$(749)
Reclassification of net (gains) losses on securities included in net income (2)	(9)	2	(7)
Impact of DAC, DSIC, unearned revenue, benefit reserves and reinsurance recoverables	435	(91)	344
Net unrealized gains (losses) on securities	(526)	114	(412)
Net unrealized gains (losses) on derivatives:
Reclassification of net (gains) losses on derivatives included in net income (3)	1	—	1
Net unrealized gains (losses) on derivatives	1	—	1
Total other comprehensive income (loss)	$(525)	$114	$(411)

(1)	Includes impairments on Available-for-Sale securities related to factors other than credit that were recognized in OCI during the period.
(2)	Reclassification amounts are recorded in net realized investment gains (losses).
(3)	Reclassification amounts are recorded in net investment income.

Other comprehensive income (loss) related to net unrealized gains (losses) on securities includes three components: (i) unrealized gains (losses) that arose from changes in the market value of securities that were held during the period; (ii) (gains) losses that were previously unrealized, but have been recognized in current period net income due to sales of Available-for-Sale securities and due to the reclassification of noncredit other-than-temporary impairment losses to credit losses; and (iii) other adjustments primarily consisting of changes in insurance and annuity asset and liability balances, such as DAC, DSIC, unearned revenue, benefit reserves and reinsurance recoverables, to reflect the expected impact on their carrying values had the unrealized gains (losses) been realized as of the respective balance sheet dates.

RiverSource Life Insurance Company

The following table presents the changes in the balances of each component of AOCI, net of tax:

(in millions)	Net Unrealized Gains (Losses) on Securities		Net Unrealized Gains (Losses) on Derivatives	Other	Total
Balance, January 1, 2018	$458		$(1)	$(1)	$456
OCI before reclassifications	(405)		—	—	(405)
Amounts reclassified from AOCI	(7)		1	—	(6)
Total OCI	(412)		1	—	(411)
Balance, December 31, 2018	46	(1)	—	(1)	45
OCI before reclassifications	527		—	—	527
Amounts reclassified from AOCI	2		—	—	2
Total OCI	529		—	—	529
Balance, December 31, 2019	575	(1)	—	(1)	574
OCI before reclassifications	342		—	—	342
Amounts reclassified from AOCI	4		—	—	4
Total OCI	346		—	—	346
Balance, December 31, 2020	$921	(1)	$—	$(1)	$920

(1)	Includes nil of noncredit related impairments on securities and net unrealized gains (losses) on previously impaired securities as of each December 31, 2020, 2019 and 2018.

19.  INCOME TAXES

The components of income tax provision were as follows:

	Years Ended December 31,
(in millions)	2020	2019	2018
Current income tax
Federal	$233	$210	$35
State	—	8	3
Total current income tax	233	218	38
Deferred income tax
Federal	(277)	(271)	(1)
State	(1)	(7)	(2)
Total deferred income tax	(278)	(278)	(3)
Total income tax provision	$(45)	$(60)	$35

On December 22, 2017, the Tax Act was signed into law. In 2018, the Company finalized its accounting related to the Tax Act and determined no adjustments were necessary.

The principal reasons that the aggregate income tax provision is different from that computed by using the U.S. statutory rate of 21% were as follows:

	Years Ended December 31,
	2020	2019	2018
Tax at U.S. statutory rate	21.0%	21.0%	21.0%
Changes in taxes resulting from:
Low income housing tax credits	(20.1)	(15.3)	(8.5)
Dividend received deduction	(9.7)	(7.6)	(4.2)
Foreign tax credit, net of addback	(1.9)	(9.5)	(2.8)
Audit adjustments	—	(1.4)	—
Uncertain tax positions	—	1.8	—
Impact of Tax Act	—	—	(1.1)
Taxes applicable to prior years	—	—	(1.1)
Other, net	(0.8)	(0.4)	0.4
Income tax provision	(11.5)%	(11.4)%	3.7%

The decrease in the Company’s effective tax rate for the year ended December 31, 2019 compared to 2018 is primarily due to the lower pre-tax income relative to tax preferred items.

Deferred income tax assets and liabilities result from temporary differences between the assets and liabilities measured for GAAP reporting versus income tax return purposes. Deferred income tax assets and liabilities are measured at the statutory rate of 21%

RiverSource Life Insurance Company

as of both December 31, 2020 and 2019. The significant components of the Company’s deferred income tax assets and liabilities, which are included net within other assets or other liabilities on the Consolidated Balance Sheets, were as follows:

	December 31,
(in millions)	2020	2019
Deferred income tax assets
Liabilities for policyholder account balances, future policy benefits and claims	$1,617	$940
Investment related	—	210
Other	13	12
Gross deferred income tax assets	1,630	1,162
Less: valuation allowance	11	11
Total deferred income tax assets	1,619	1,151
Deferred income tax liabilities
Deferred acquisition costs	424	446
Net unrealized gains on Available-for-Sale securities	274	182
Investment related	216	—
Deferred sales inducement costs	44	50
Other	12	13
Gross deferred income tax liabilities	970	691
Net deferred income tax assets	$649	$460

Included in the Company’s deferred income tax assets are tax benefits primarily related to state net operating losses of $9 million, net of federal benefit, which will expire beginning December 31, 2021. Based on analysis of the Company’s tax position, management believes it is more likely than not that the Company will not realize certain state net operating losses of $9 million and state deferred tax assets of $2 million; therefore, a valuation allowance of $11 million has been established.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits was as follows:

(in millions)	2020	2019	2018
Balance at January 1	$39	$19	$14
Additions based on tax positions related to the current year	1	1	5
Reductions based on tax positions related to the current year	(1)	—	—
Additions for tax positions of prior years	—	34	1
Reductions for tax positions of prior years	—	(4)	(1)
Audit settlements	—	(11)	—
Reductions due to lapse of statute of limitations	(1)	—	—
Balance at December 31	$38	$39	$19

If recognized, approximately $20 million, $17 million and $8 million, net of federal tax benefits, of unrecognized tax benefits as of December 31, 2020, 2019 and 2018, respectively, would affect the effective tax rate.

It is reasonably possible that the total amount of unrecognized tax benefits will change in the next 12 months. The Company estimates that the total amount of gross unrecognized tax benefits may decrease by approximately $11 million in the next 12 months primarily due to Internal Revenue Service (“IRS”) settlements.

The Company recognizes interest and penalties related to unrecognized tax benefits as a component of the income tax provision. The Company recognized nil, a net increase of $1 million and nil in interest and penalties for the years ended December 31, 2020, 2019 and 2018, respectively. The Company had a payables of $2 million related to accrued interest and penalties as of both December 31, 2020 and 2019.

The Company files income tax returns as part of its inclusion in the consolidated federal income tax returns of Ameriprise Financial in the U.S. federal jurisdiction and various state jurisdictions. The federal statute of limitations are closed on years through 2015, except for one issue for 2014 and 2015 which was claimed on amended returns. The IRS is currently auditing Ameriprise Financial’s U.S. income tax returns for 2016, 2017 and 2018. Ameriprise Financial’s or the Company’s state income tax returns are currently under examination by various jurisdictions for years ranging from 2010 through 2019.

RiverSource Life Insurance Company

20.  COMMITMENTS, GUARANTEES AND CONTINGENCIES

Commitments

The following table presents the Company’s funding commitments as of December 31:

(in millions)	2020	2019
Commercial mortgage loans	$18	$59
Affordable housing and other real estate partnerships	12	22
Total funding commitments	$30	$81

Guarantees

The Company’s annuity and life products all have minimum interest rate guarantees in their fixed accounts. As of December 31, 2020, these guarantees range from 1% to 5%.

Contingencies

Insurance companies have been the subject of increasing regulatory, legislative and judicial scrutiny. Numerous state and federal regulatory agencies have commenced examinations and other inquiries of insurance companies regarding sales and marketing practices (including sales to older consumers and disclosure practices), claims handling, and unclaimed property and escheatment practices and procedures. The Company has cooperated and will continue to cooperate with the applicable regulators.

The Company is involved in the normal course of business in a number of other legal and arbitration proceedings concerning matters arising in connection with the conduct of its business activities. The Company believes that it is not a party to, nor are any of its properties the subject of, any pending legal, arbitration or regulatory investigation, examination or proceeding that is likely to have a material adverse effect on its consolidated financial condition, results of operations or liquidity. Notwithstanding the foregoing, it is possible that the outcome of any current or future legal, arbitration or regulatory proceeding could have a material impact on results of operations in any particular reporting period as the proceedings are resolved.

Uncertain economic conditions, heightened and sustained volatility in the financial markets and significant financial reform legislation may increase the likelihood that clients and other persons or regulators may present or threaten legal claims or that regulators increase the scope or frequency of examinations of the Company or the insurance industry generally.

Guaranty Fund Assessments

RiverSource Life Insurance Company and RiverSource Life of NY are required by law to be a member of the guaranty fund association in every state where they are licensed to do business. In the event of insolvency of one or more unaffiliated insurance companies, the Company could be adversely affected by the requirement to pay assessments to the guaranty fund associations.

The Company projects its cost of future guaranty fund assessments based on estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations and the amount of its premiums written relative to the industry-wide premium in each state. The Company accrues the estimated cost of future guaranty fund assessments when it is considered probable that an assessment will be imposed, the event obligating the Company to pay the assessment has occurred and the amount of the assessment can be reasonably estimated.

The Company has a liability for estimated guaranty fund assessments and a related premium tax asset. As of both December 31, 2020 and 2019, the estimated liability was $12 million. As of both December 31, 2020 and 2019, the related premium tax asset was $10 million. The expected period over which guaranty fund assessments will be made and the related tax credits recovered is not known.

S-6333 CJ (12/21)

PART C: OTHER INFORMATION
Item 30. Exhibits—Except as noted below, all required exhibits have been previously filed and are incorporated by reference from prior Registration Statements of the Depositor.
(a)(1)	(a)(1) Copy of Resolution of Board of Directors of IDS Life Insurance Company establishing the Trust, adopted May 9, 1985, filed electronically as exhibit (a)(1) to Post-Effective Amendment No. 4 to Registration Statement No. 333-227506 is incorporated herein by reference.
(a)(2)	(a)(2) Copy of Resolution of Board of Directors of IDS Life Insurance Company reconstituting the Trust, adopted October 16, 1985, filed electronically as exhibit (a)(2) to Post-Effective Amendment No. 4 to Registration Statement No. 333-227506 is incorporated herein by reference.
(a)(3)	(a)(3) Unanimous Written Consent of the Board of Directors In Lieu of a Meeting for the IDS Life Insurance Company adopted December 8, 2006, for the Re-designation of the Separate Accounts to Reflect Entity Consolidation and Rebranding filed as Exhibit (a)(6) to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is incorporated herein by reference.
(b)	Not applicable.
(c)	Form of Principal Underwriter Agreement for RiverSource Life Insurance Company for Variable Annuities and Variable Life Insurance filed electronically as Exhibit 3.1 to Initial Registration Statement on Form N-4 for RiverSource Variable Annuity Account (previously American Enterprise Variable Annuity Account), RiverSource Signature(SM) Select Variable Annuity and RiverSource Signature(SM) Variable Annuity, on or about Jan. 2, 2007, is incorporated herein by reference.
(d)(1)	Copy of Flexible Premium Survivorship Variable Adjustable Life with Index-Linked Interest Option(s) Insurance Policy (SVUL) filed electronically as Exhibit (d)(1) to Initial Registration Statement on Form N-6 on October 15, 2021, is incorporated herein by reference.
(d)(2)	Copy of Overloan Protection Benefit filed electronically as Exhibit (d)(9) to Initial Registration Statement on Form N-6 on or about June 27, 2012 is incorporated herein by reference.
(d)(3)	Copy of Accounting Value Increase Rider filed electronically as Exhibit (d)(13) to Post-Effective Amendment No. 6 to Registration Statement No. 333-182361 on or about June 10, 2016 is incorporated herein by reference.
(d)(4)	Copy of Policy Split Option Rider filed electronically as Exhibit (d)(4) to Initial Registration Statement on Form N-6 on October 12, 2021, is incorporated herein by reference.
(d)(5)	Copy of Four-Year Term Insurance Rider filed electronically as Exhibit (d)(5) to Initial Registration Statement on Form N-6 on October 12, 2021, incorporated herein by reference.
(e)	Form of Individual Life Insurance Application filed electronically as Exhibit (e) to Initial Registration Statement on Form N-6 on October 12, 2021, is incorporated herein by reference.
(f)(1)	Copy of Certificate of Incorporation of IDS Life Insurance Company, dated July 23, 1957, filed electronically as exhibit (f)(1) to Post-Effective Amendment No. 4 to Registration Statement No. 333-227506 is incorporated herein by reference.
(f)(2)	Copy of Certificate of Amendment of Certificate of Incorporation of IDS Life Insurance Company dated June 22, 2006, filed electronically as Exhibit 27(f)(1) to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is incorporated herein by reference.
(f)(3)	Copy of Amended and Restated By-Laws of RiverSource Life Insurance Company filed electronically as Exhibit 27(f)(2) to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is incorporated herein by reference.
(g)	Not Applicable.
(h)(1)	Copy of Amended and Restated Fund Participation Agreement dated January 1, 2007, among Variable Insurance Products Funds, Fidelity Distributors Corporation and RiverSource Life Insurance Company filed electronically as Exhibit 8.6 to RiverSource Variable Annuity Account’s Post-Effective Amendment No. 2 to Registration Statement No. 333-139760 on or about April 24, 2008, is incorporated herein by reference.
(h)(2)	Copy of Amended and Restated Fund Participation Agreement dated June 1, 2006, by and among American Centurion Life Assurance Company, American Enterprise Life Insurance Company, American Partners Life Insurance Company, IDS Life Insurance Company, IDS Life Insurance Company of New York, Ameriprise Financial Services, Inc. and American Century Investment Services, Inc. filed electronically as Exhibit (h)(3) to Post-Effective Amendment No. 22 to Registration Statement No. 333-44644 is incorporated herein by reference.
(h)(3)	Copy of Amended and Restated Fund Participation Agreement dated March 30, 2007, among Oppenheimer Variable Account Funds, Oppenheimer Funds, Inc. and RiverSource Life Insurance Company filed electronically as Exhibit 8.21 to RiverSource Variable Annuity Account’s Post-Effective Amendment No. 2 to Registration Statement No. 333-139760 on or about April 24, 2008 is incorporated herein by reference.

(h)(4)	Copy of Participation Agreement dated March 1, 2006, among IDS Life Insurance Company, PIMCO Variable Insurance Trust and Allianz Global Investors Distributors LLC filed electronically as Exhibit 8.19 to RiverSource Variable Account 10’s Post-Effective Amendment No. 41 to Registration Statement No. 333-79311 is incorporated herein by reference.
(h)(5)	Copy of Amended and Restated Participation Agreement dated August 1, 2005, by and between Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., American Centurion Life Assurance Company, American Enterprise Life Insurance Company, IDS Life Insurance Company, IDS Life Insurance Company of New York and Ameriprise Financial Services, Inc. (formerly American Express Financial Advisors Inc.) filed electronically as Exhibit (h)(10) to Post-Effective Amendment No. 27 to Registration Statement No. 333-69777 is incorporated herein by reference.
(h)(6)	Copy of Janus Aspen Series Amended and Restated Fund Participation Agreement dated September 1, 2006, by and among American Enterprise Life Insurance Company, American Partners Life Insurance Company, IDS Life Insurance Company and Janus Aspen Series filed electronically as Exhibit 27(h)(12) to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is incorporated herein by reference.
(h)(7)	Copy of Amended and Restated Participation Agreement among MFS Variable Insurance Trust, IDS Life Insurance Company, American Enterprise Life Insurance Company and Massachusetts Financial Services Company, dated June 9, 2006, filed electronically as Exhibit (h)(14) to Post-Effective Amendment No. 30 to Registration Statement No. 333-69777 is incorporated herein by reference.
(h)(8)	Copy of Fund Participation Agreement dated April 2, 2007, among RiverSource Life Insurance Company, Wanger Advisors Trust, Columbia Wanger Asset Management, L.P. and Columbia Management Distributors, Inc. filed electronically as Exhibit 8.11 to RiverSource Variable Annuity Account’s Post-Effective Amendment No. 2 to Registration Statement No. 333-139760 on or about April 24, 2008, is incorporated herein by reference.
(h)(9)	Copy of Amended and Restated Participation Agreement dated August 1, 2006, among American Enterprise Life Insurance Company, IDS Life Insurance Company, Ameriprise Financial Services, Inc., AllianceBernstein L.P. and AllianceBernstein Investments, Inc. filed electronically as Exhibit 27(h) (20) to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is incorporated herein by reference.
(h)(10)	Copy of Participation Agreement by and among Wells Fargo Variable Trust and RiverSource Life Insurance Company, RiverSource Distributors, Inc. and Wells Fargo Funds Distributor, LLC dated January 1, 2007, filed electronically as Exhibit (h)(21) to Post-Effective Amendment No. 30 to Registration Statement No. 333-69777 is incorporated herein by reference.
(h)(11)	Copy of Fund Participation Agreement dated May 1, 2006, among American Enterprise Life Insurance Company, IDS Life Insurance Company, Columbia Funds Variable Insurance Trust I, Columbia Management Advisors, LLC and Columbia Management Distributors, Inc. filed electronically as Exhibit 27(h) (22) to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is incorporated herein by reference.
(h)(12)	(h)(12) Copy of Participation Agreement dated January 1, 2007, by and among RiverSource Life Insurance Company, RiverSource Life Insurance Co. of New York and RiverSource Distributors, Inc. filed electronically as Exhibit 8.8 to Post-Effective Amendment No. 1 to Registration Statement No. 333-139761 is incorporated herein by reference.
(h)(13)	Copy of Fund Participation Agreement dated April 26, 2012 by and among RiverSource Life Insurance Company, BlackRock Variable Series Funds, Inc. and BlackRock Investments, LLC filed electronically as Exhibit 8.3 to RiverSource Variable Account 10’s Post-Effective Amendment No. 1 to Registration Statement No. 333-179398 is incorporated herein by reference.
(h)(14)	Copy of Fund Participation Agreement dated April 26, 2012 by and among RiverSource Life Insurance Company, RiverSource Distributors, Inc., DWS Variable Series I, DWS Variable Series II, DWS Investments VIT Funds, DWS Investments Distributors, Inc. and Deutsche Investment Management Americas Inc. filed electronically as Exhibit 8.5 to RiverSource Variable Account 10’s Post-Effective Amendment No. 1 to Registration Statement No. 333-179398 is incorporated herein by reference.
(h)(15)	Copy of Fund Participation Agreement dated March 2, 2006, by and between Neuberger Berman Advisers Management Trust, Neuberger Berman Management, Inc. and IDS Life Insurance Company filed electronically as Exhibit 8.17 to Post-Effective Amendment No. 41 to Registration Statement No. 333-79311 is incorporated herein by reference.
(h)(16)	Copy of Fund Participation Agreement dated April 30, 2013, by and among ALPS Variable Investment Trust, ALPS Portfolio Solutions Distributor, Inc., and RiverSource Life Insurance Company filed electronically as exhibit 8.16 to RiverSource Variable Account 10’s Post-Effective Amendment No. 4 to Registration Statement No. 333-179398 is incorporated herein by reference.
(h)(17)	Copy of Amended and Restated Participation Agreement dated September 1, 2006, by and among IDS Life Insurance Company, Legg Mason Partners Variable Portfolios I, Inc. (formerly Salomon Brothers Variable Series Fund, Inc.), Legg Mason Partners Variable Portfolios II, Inc. (formerly Greenwich Street Series Fund, formerly Smith Barney Series Fund, formerly Smith Barney Shearson Series Fund, formerly Shearson Series Fund), Legg Mason Partners Variable Portfolios III, Inc. (formerly Travelers Series Fund Inc., formerly Smith Barney Travelers Series Fund Inc.) and Legg Mason InvestorServices, LLC filed electronically as Exhibit 8.15 to Post-EffectiveAmendment No. 41 to Registration Statement No. 333-79311 is incorporated herein by reference.

(h)(18)	Copy of Fund Participation Agreement dated Jan. 1, 2007, by and among RiverSource Life Insurance Company, RiverSource Distributors, Inc. and Lazard Asset Management Securities LLC and Lazard Retirement Series, Inc. filed electronically as Exhibit (h)(26) to Post-Effective Amendment No. 30 to Registration Statement No. 333-69777 is incorporated herein by reference.
(h)(19)	Copy of Amended and Restated Participation Agreement dated May 1, 2006, among The Universal Institutional Funds, Inc., Morgan Stanley Investment Management Inc., Morgan Stanley Distribution, Inc., American Enterprise Life Insurance Company and IDS Life Insurance Company filed electronically as Exhibit 8.24 to RiverSource Variable Account 10’s Post-Effective Amendment No. 41 to Registration Statement No. 333-79311 is incorporated herein by reference.
(h)(20)	Copy of Amended and Restated Participation Agreement dated April 17, 2006, by and among AIM Variable Insurance Funds, AIM Distributors, Inc. American Enterprise Life Insurance Company, American Partners Life Insurance Company, IDS Life Insurance Company, and Ameriprise Financial Services, Inc. filed electronically as Exhibit 27(h) (1) to Post-Effective Amendment No. 28 to Registration Statement No. 333-69777 is incorporated herein by reference.
(i)	Not applicable.
(j)	Not applicable.
(k)	Consent and Opinion of Counsel is filed electronically herewith.
(l)	Not applicable.
(m)	Not applicable.
(n)	Consent of Independent Registered Public Accounting Firm is filed electronically herewith.
(o)	Not applicable.
(p)	Not applicable.
(q)	RiverSource Life Insurance Company's Description of Transfer and Redemption Procedures and Method of Conversion to Fixed Benefit Policies filed electronically as Exhibit (q) to Post-Effective Amendment No. 28 to Registration Statement No. 33-62457 is incorporated herein by reference.
(r)	Form of Initial Summary Prospectus is filed electronically herewith.
(s)	Power of Attorney to sign Amendments to this Registration Statement, dated March 16, 2021 is filed electronically herewith.
(s)(1)	Power of Attorney to sign Amendments to this Registration Statement, dated April 22, 2021 is filed electronically herewith.
Item 31. Directors and Officers of the Depositor
Directors and Officers of the Depositor RiverSource Life Insurance Company
Name and Principal Business Address*	Positions and Offices with Depositor
Gumer C. Alvero	Interim Chairman of the Board and Executive Vice President – Annuities
Michael J. Pelzel	Senior Vice President—Corporate Tax
Stephen P. Blaske	Director, Senior Vice President and Chief Actuary
Mark Gorham	Vice President - Insurance Product Development
Gene R. Tannuzzo	Director
Shweta Jhanji	Senior Vice President and Treasurer
Brian J. McGrane	Director, Executive Vice President and Chief Financial Officer
Paula J. Minella	Secretary
Jeninne C. McGee	Director
Gregg L. Ewing	Vice President and Controller
Lynn Abbott	Vice President – National Sales Manager and Fund Management
*	The business address is 70100 Ameriprise Financial Center, Minneapolis, MN 55474.

Item 32. Persons Controlled by or Under Common Control with the Depositor or the Registrant
SUBSIDIARIES AND AFFILIATES OF AMERIPRISE FINANCIAL, INC.
Parent Company /Subsidiary Name	Jurisdiction
Ameriprise Financial, Inc.*	Delaware
Ameriprise Advisor Capital, LLC	Delaware
Ameriprise Advisor Financing, LLC	Delaware
Ameriprise Asset Management Holdings Singapore (Pte.) Ltd.	Signapore
Ameriprise Asset Management Holdings Hong Kong Limited	Hong Kong
Threadneedle Portfolio Services Hong Kong Limited	Hong Kong
BMO Global Asset Management (Asia) Limited	Hong Kong
Columbia Threadneedle Investments Japan Co., Ltd.	Japan
Columbia Threadneedle Malaysia Sdn Bhd.	Malaysia
Threadneedle Investments Singapore (Pte.) Ltd.	Singapore
Ameriprise Bank, FSB	Federal
Ameriprise Capital Trust I	Delaware
Ameriprise Capital Trust II	Delaware
Ameriprise Capital Trust III	Delaware
Ameriprise Capital Trust IV	Delaware
Ameriprise Captive Insurance Company	Vermont
Ameriprise Certificate Company	Delaware
Investors Syndicate Development Corporation	Nevada
Ameriprise Holdings, Inc.	Delaware
Ameriprise India LLP[1]	India
Ameriprise India Partner, LLC	Delaware
Ameriprise Trust Company	Minnesota
AMPF Holding, LLC	Minnesota
American Enterprise Investment Services Inc.[2]	Minnesota
Ameriprise Financial Services, LLC[2]	Delaware
AMPF Property Corporation	Michigan
Investment Professionals, Inc.[2]	Texas
Columbia Management Investment Advisers, LLC	Minnesota
Advisory Capital Strategies Group Inc.	Minnesota
Columbia Wanger Asset Management, LLC	Delaware
Emerging Global Advisors, LLC	Delaware
GA Legacy, LLC	Delaware
J. & W. Seligman & Co. Incorporated	Delaware
Columbia Management Investment Distributors, Inc.[2]	Delaware
Seligman Partners, LLC[3]	Delaware
Lionstone BBP Limited Partner, LLC	Delaware

Parent Company /Subsidiary Name	Jurisdiction
Houston BBP, L.P.[4]	Delaware
Lionstone Partners, LLC	Texas
Cash Flow Asset Management GP, LLC	Texas
Cash Flow Asset Management, L.P.[5]	Texas
CREAD Special VAD Limited Partner, LLC	Delaware
Lionstone Advisory Services, LLC	Texas
Lionstone CFRE II Real Estate Advisory, LLC	Delaware
Lionstone Development Services, LLC	Texas
LPL 1111 Broadway GP, LLC	Texas
LPL 1111 Broadway, L.P.[6]	Texas
Lionstone Raleigh Development Partners GP, LLC.	Delaware
Lionstone Raleigh Development Partners, LP7	Delaware
Lionstone VA Five, LLC	Delaware
Lionstone US Value-Add Five, L.P.[8]	Delaware
RiverSource CDO Seed Investments, LLC	Minnesota
Columbia Management Investment Services Corp.	Minnesota
Columbia Threadneedle Investments UK International Limited	England & Wales
BMO Global Asset Management (Europe) Limited	England & Wales
BMO Asset Management (Holdings) plc	Scotland
BMO Astraeus III FP LP
Astraeus III FP LP
BMO AM Capital (Group) Limited	Cayman Islands
BMO AM Capital (Holdings) Limited	Cayman Islands
BMO AM Capital (UK) Limited	England & Wales
Thames River Capital Family Benefit Trust	England & Wales
BMO AM Multi-Manager LLP	England & Wales
Thames River Capital LLP	England & Wales
BMO AM Group (Holdings) Limited	England & Wales
BMO AM Group (Management) Limited	England & Wales
BMO AM Holdings Limited	England & Wales
BMO AM Investment Services Limited	England & Wales

Parent Company /Subsidiary Name	Jurisdiction
BMO Asset Management Limited	England & Wales
F&C Unit Management Limited	England & Wales
FCEM Holdings (UK) Limited	England & Wales
F&C Emerging Markets Limited	England & Wales
F&C (CI) Limited	England & Wales
F&C Private Equity Nominee Limited	England & Wales
BMO Asset Management Luxembourg S.A.9†	Luxembourg
BMO Asset Management Netherlands B.V.	Netherlands
BMO Portugal, Gestão de Patrimónios, S.A.	Portugal
F&C Alternative Investments (Holdings) Limited	England & Wales
F&C Ireland Limited	Ireland
BMO AM Treasury Limited	England & Wales
WAM Holdings Ltd	England & Wales
BMO Fund Management Limited	England & Wales
BMO Managers Limited	England & Wales
BMO Asset Management (Services) Limited	Scotland
BMO Astraeus III GP LLP
BMO Global Asset Management (Swiss) GmbH‡	Switzerland
BMO Investment Business Limited	Scotland
BMO PE Co-Investment GP LLP	Scotland
BMO FCIT PE FP LP9	Scotland
BMO PE Co-Investment FP LP9	Scotland
BMO Real Estate Partners LLP[10]	England & Wales
BMO UK Residential Real Estate FCP -RAIF (Associate)	England & Wales
REIT Asset Management Limited	England & Wales
BMO REP (Corporate Services) Limited	England & Wales
F&C REIT Corporate Finance Limited	England & Wales
BMO Real Partners S.à.r.l.	Luxembourg

Parent Company /Subsidiary Name	Jurisdiction
BMO Real Estate Partners GmbH & Co. KG, München	Germany
BMO Real Estate Partners Verwaltungsgesellschaft mbH, München (General Partner)	Germany
BMO REP Asset Management plc	England & Wales
FOSCA II Manager S.à.r.l.	Luxembourg
BMO REP Property Management Limited	England & Wales
BMO Unit Trust Managers Limited	England
Castle Mount Impact Partners GP LLP
F&C Aurora (GP) Limited	Scotland
LPE II (Founding Partner) LP	Scotland
The Aurora Fund (Founder Partner) LP9	Scotland
F&C Climate Opportunity Partners (GP) Limited	Scotland
F&C Climate Opportunity Partners (GP) LP	Scotland
F&C Climate Opportunity Partners (Founder Partner) LP9	Scotland
F&C Equity Partners Holdings Limited	England & Wales
F&C Equity Partners plc	England & Wales
F&C European Capital Partners (GP) Limited	Scotland
F&C European Capital Partners (Founder Partner) LP9	Scotland
F&C European Capital Partners II (GP) Limited	Scotland
F&C European Capital Partners II (Founder Partner) LP9	Scotland
F&C European Capital Partners II (GP) LP	Scotland
F&C Finance plc	England & Wales
F&C Group ESOP Trustee Limited	Scotland
F&C Investment Manager plc	England & Wales
FP Asset Management Holdings Limited	England & Wales
BMO Asset Managers Limited	England & Wales
Ivory & Sime (Japan) KK	Japan
Ivory & Sime Limited	Scotland
LGM Investments Limited	England & Wales
Pyrford International Limited	England & Wales
RiverSource Distributors, Inc.[2]	Delaware
RiverSource Life Insurance Company	Minnesota
Columbia Cent CLO Advisers, LLC	Delaware

Parent Company /Subsidiary Name	Jurisdiction
RiverSource Life Insurance Co. of New York	New York
RiverSource NY REO, LLC	New York
RiverSource REO 1, LLC	Minnesota
RiverSource Tax Advantaged Investments, Inc.	Delaware
AEXP Affordable Housing Portfolio, LLC[11]	Delaware
TAM UK International Holdings Limited	England & Wales
Threadneedle Asset Management Oversight Limited	England & Wales
Ameriprise International Holdings GmbH	Switzerland
Ameriprise Asset Management Holdings GmbH	Switzerland
Threadneedle EMEA Holdings 1, LLC	Minnesota, USA
Threadneedle Asset Management Holdings Sàrl**	Luxembourg
CTM Holdings Limited	Malta
Columbia Threadneedle Investments (ME) Limited	Dubai
TAM Investment Limited	England & Wales
Threadneedle Holdings Limited	England & Wales
TAM UK Holdings Limited	England & Wales
Threadneedle Asset Management Holdings Limited**	England & Wales
Columbia Threadneedle Foundation	England & Wales
TC Financing Limited	England & Wales
Threadneedle Asset Management Limited	England & Wales
Threadneedle Investment Services Limited	England & Wales
Threadneedle Asset Management (Nominees) Limited	England & Wales
Convivo Asset Management Limited	England & Wales
Sackville TIPP Property (GP) Limited	England & Wales
Threadneedle Investment Advisors Limited	England & Wales
Threadneedle Portfolio Managers Limited	England & Wales
Threadneedle Asset Management Finance Limited	England & Wales
TMS Investment Limited	Jersey

Parent Company /Subsidiary Name	Jurisdiction
Threadneedle International Fund Management Limited	England & Wales
Threadneedle International Limited	England & Wales
Threadneedle Investments (Channel Islands) Limited	Jersey
Threadneedle Investments Limited	England & Wales
Threadneedle Management Services Limited	England & Wales
Threadneedle Capital Management Limited	England & Wales
Threadneedle Pension Trustees Limited	England & Wales
Threadneedle Securities Limited	England & Wales
Threadneedle Navigator ISA Manager Limited	England & Wales
Threadneedle Pensions Limited	England & Wales
Threadneedle Portfolio Services AG	Switzerland
Threadneedle Portfolio Services Limited	England & Wales
Threadneedle Property Investments Limited	England & Wales
Sackville (CTESIF) 2&3 GP Sàrl	Luxembourg
Sackville LCW (GP) Limited	England & Wales
Sackville LCW Sub LP 1 (GP) Limited	England & Wales
Sackville LCW Nominee 1 Limited	England & Wales
Sackville LCW Nominee 2 Limited	England & Wales
Sackville LCW Sub LP 2 (GP) Limited	England & Wales
Sackville LCW Nominee 3 Limited	England & Wales
Sackville LCW Nominee 4 Limited	England & Wales
Sackville Property (GP) Limited	England & Wales
Sackville Property Atlantic (Jersey GP) Limited	Jersey
Sackville Property Curtis (Jersey GP) Limited	Jersey
Sackville Property Dunsfold (Jersey GP) Limited	Jersey
Sackville Property Hayes (Jersey GP) Limited	Jersey

Parent Company /Subsidiary Name	Jurisdiction
Sackville UKPEC6 Hayes Nominee 1 Limited	Jersey
Sackville UKPEC6 Hayes Nominee 2 Limited	Jersey
Sackville Property St James (Jersey GP) Limited	Jersey
Sackville UKPEC9 St James Nominee 1 Limited	Jersey
Sackville UKPEC9 St James Nominee 2 Limited	Jersey
Sackville Property Tower (Jersey GP) Limited	Jersey
Sackville UKPEC7 Tower Nominee 1 Limited	Jersey
Sackville UKPEC7 Tower Nominee 2 Limited	Jersey
Sackville Property Victoria (Jersey GP) Limited	Jersey
Sackville SPF IV Property (GP) Limited	England & Wales
Sackville SPF IV (GP) No. 1 Limited	England & Wales
Sackville SPF IV (GP) No. 2 Limited	England & Wales
Sackville SPF IV (GP) No. 3 Limited	England & Wales
Sackville Tandem Property (GP) Limited	England & Wales
Sackville TPEN Property (GP) Limited	England & Wales
Sackville TSP Property (GP) Limited	England & Wales
Sackville UK Property Select II (GP) Limited	England & Wales
Sackville UK Property Select II (GP) No. 1 Limited	England & Wales
Sackville UK Property Select II Nominee (1) Limited	England & Wales
Sackville UK Property Select II (GP) No. 2 Limited	England & Wales
Sackville UK Property Select II Nominee (2) Limited	England & Wales
Sackville UK Property Select II (GP) No. 3 Limited	England & Wales
Sackville UK Property Select II Nominee (3) Limited	England & Wales
Sackville UK Property Select III (GP) No. 1 Limited	England & Wales
Sackville UK Property Select III Nominee (1) Limited	England & Wales
Sackville UK Property Select III Nominee (2) Limited	England & Wales
Sackville UK Property Select III (GP) No. 2 Limited	England & Wales

Parent Company /Subsidiary Name	Jurisdiction
Sackville UK Property Select III Nominee (3) Ltd	England & Wales
Sackville UK Property Select III Nominee (4) Ltd	England & Wales
Sackville UK Property Select III (GP) No. 3 Limited	England & Wales
Sackville UK Property Select III Nominee (5) Ltd	England & Wales
Sackville UK Property Select III Nominee (6) Ltd	England & Wales
Sackville UKPEC1 Leeds (GP) Limited	England & Wales
Sackville UKPEC1 Leeds Nominee 1 Limited	England & Wales
Sackville UKPEC1 Leeds Nominee 2 Limited	England & Wales
Sackville UKPEC2 Galahad (GP) Limited	England & Wales
Sackville UKPEC3 Croxley (GP) Limited	England & Wales
Sackville UKPEC3 Croxley Nominee 1 Limited	England & Wales
Sackville UKPEC3 Croxley Nominee 2 Limited	England & Wales
Sackville UKPEC4 Brentford (GP) Limited	England & Wales
Threadneedle Property Execution 1 Limited	England & Wales
Threadneedle Property Execution 2 Limited	England & Wales
Threadneedle Unit Trust Manager Limited	England & Wales
Threadneedle Management Luxembourg S.A.	Luxembourg
Unless otherwise indicated all ownership interests are 100%
*	Publicly-traded company (NYSE: AMP)
**	The company has non-voting shares held by third parties
†	Regulated by Luxembourg Authority
‡	FINMA Authorized Representative office of BMO Asset Management Ltd.
1	Owned by: Ameriprise Financial, Inc. 100% profit sharing ratio with capital contribution of 124,078,760 INR (Indian currency=rupees) & 10 INR owned each by Columbia Management Investment Advisers, LLC & Ameriprise India Partner, LLC
2	Registered broker-dealer
3	Managed by members of onshore hedge fund feeders
4	Owned by: Lionstone BBP Limited Partner, LLC (2%) & Teacher Retirement System of Texas (98%)
5	Owned by: Lionstone Partners, LLC (99%) & Cash Flow Asset Management GP, LLC (1%).
6	Owned by: Lionstone Partners, LLC (99.9%) & LPL 1111 Broadway GP, LLC (0.1%)
7	Owned by Lionstone Raleigh Development Partners GP, LLC (1.88%), LS Employee Holdings, LLC (0.82%), LORE MUDTC Club AIV, LP (48.65%) and California State Teachers’ Retirement System (48.65%)
8	Owned by Lionstone VA Five, LLC (2%), LVA5 Holdings, LLC (1%), Teacher Retirement System of Texas (26.2%), California State Teachers’ Retirement System (26.2%), William Marsh Rice University (5.2%) and Lion Real Estate LLC (39.4%)
9	BMO Asset Management (Holdings) plc owns a percentage of the entity

10	BMO AM Treasury Limited holds 1 unit
11	One-third of this entity is owned by American Express Travel Related Services.
Item 33. Indemnification
The amended and restated By-Laws of the depositor provide that the depositor will indemnify, to the fullest extent now or hereafter provided for or permitted by law, each person involved in, or made or threatened to be made a party to, any action, suit, claim or proceeding, whether civil or criminal, including any investigative, administrative, legislative, or other proceeding, and including any action by or in the right of the depositor or any other corporation, or any partnership, joint venture, trust, employee benefit plan, or other enterprise (any such entity, other than the depositor, being hereinafter referred to as an “Enterprise”), and including appeals therein (any such action or process being hereinafter referred to as a “Proceeding”), by reason of the fact that such person, such person’s testator or intestate (i) is or was a director or officer of the depositor, or (ii) is or was serving, at the request of the depositor, as a director, officer, or in any other capacity, or any other Enterprise, against any and all judgments, amounts paid in settlement, and expenses, including attorney’s fees, actually and reasonably incurred as a result of or in connection with any Proceeding, except as provided below.
No indemnification will be made to or on behalf of any such person if a judgment or other final adjudication adverse to such person establishes that such person’s acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that such person personally gained in fact a financial profit or other advantage to which such person was not legally entitled. In addition, no indemnification will be made with respect to any Proceeding initiated by any such person against the depositor, or a director or officer of the depositor, other than to enforce the terms of this indemnification provision, unless such Proceeding was authorized by the Board of Directors of the depositor. Further, no indemnification will be made with respect to any settlement or compromise of any Proceeding unless and until the depositor has consented to such settlement or compromise.
The depositor may, from time to time, with the approval of the Board of Directors, and to the extent authorized, grant rights to indemnification, and to the advancement of expenses, to any employee or agent of the depositor or to any person serving at the request of the depositor as a director or officer, or in any other capacity, of any other Enterprise, to the fullest extent of the provisions with respect to the indemnification and advancement of expenses of directors and officers of the depositor.
Insofar as indemnification for liability arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the depositor or the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
Item 34. Principal Underwriters
(a) RiverSource Distributors, Inc. acts as principal underwriter for:
RiverSource Variable Annuity Account 1
RiverSource Variable Annuity Account
RiverSource Account F
RiverSource Variable Annuity Fund A
RiverSource Variable Annuity Fund B
RiverSource Variable Account 10
RiverSource Account SBS
RiverSource MVA Account
RiverSource Account MGA
RiverSource Account for Smith Barney
RiverSource Variable Life Separate Account
RiverSource Variable Life Account
RiverSource of New York Variable Annuity Account 1
RiverSource of New York Variable Annuity Account 2
RiverSource of New York Account 4
RiverSource of New York Account 7
RiverSource of New York Account 8
(b) As to each director, officer or partner of the principal underwriter:
Name and Principal Business Address*	Positions and Offices with Underwriter
Lynn Abbott	President
Shweta Jhanji	Senior Vice President and Treasurer
Paula J. Minella	Secretary

Name and Principal Business Address*	Positions and Offices with Underwriter
Michael J. Mattox	Chief Financial Officer
Gumer C. Alvero	Interim Chairman of the Board, Chief Executive Officer and Executive Vice President
*	The business address is 50611 Ameriprise Financial Center, Minneapolis, MN 55474
(c) RiverSource Distributors Inc., the principal underwriter during Registrant’s last fiscal year, was paid the following commissions:
NAME OF PRINCIPAL UNDERWRITER	NET UNDERWRITING DISCOUNTS AND COMMISSIONS	COMPENSATION ON REDEMPTION	BROKERAGE COMMISSIONS	OTHER COMPENSATION
RiverSource Distributors, Inc.	$400,566,242	None	None	None
Item 35. Location of Accounts and Records
The accounts and records of the Registrant are located at the offices of the Depositor RiverSource Life Insurance Company at 70100 Ameriprise Financial Center, Minneapolis, Minnesota 55474.
Item 36. Management Services
Not Applicable.
Item 37. Fee Representation
The Depositor represents that the fees and charges deducted under the policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant (certifies that it meets all of the requirements for effectiveness of the registration statement under rule 485(b) under the Securities Act and) has duly caused this registration statement to be signed on its behalf by the undersigned, duly authorized, in the City of Minneapolis, and State of Minnesota on this 21st day of December, 2021.
RIVERSOURCE VARIABLE LIFE SEPARATE ACCOUNT
(Registrant)
By:	/s/ Gumer C. Alvero**
Gumer C. Alvero Interim Chairman of the Board and Executive Vice President - Annuities
As required by the Securities Act of 1933, this Amended Registration Statement has been signed by the Depositor on the 21st day of December, 2021.
RiverSource Life Insurance Company
(Depositor)
By:	/s/ Gumer C. Alvero**
Gumer C. Alvero Interim Chairman of the Board and Executive Vice President - Annuities
As required by the Securities Act of 1933, this Amendment to Registration Statement has been signed by the following persons in the capacities indicated on the 21st day of December, 2021.
Signature	Title
/s/ Gumer C. Alvero**	Interim Chairman of the Board and Executive Vice President – Annuities (Chief Executive Officer)
Gumer C. Alvero
/s/ Michael J. Pelzel*	Senior Vice President – Corporate Tax
Michael J. Pelzel
/s/ Stephen P. Blaske*	Director, Senior Vice President and Chief Actuary
Stephen P. Blaske
/s/ Shweta Jhanji*	Senior Vice President and Treasurer
Shweta Jhanji
/s/ Gregg L. Ewing *	Vice President and Controller (Principal Accounting Officer)
Gregg L. Ewing
/s/ Gene R. Tannuzzo *	Director
Gene R. Tannuzzo
/s/ Brian J. McGrane*	Director, Executive Vice President and Chief Financial Officer (Chief Financial Officer)
Brain J. McGrane
/s/ Jeninne C. McGee *	Director
Jeninne C. McGee
*Signed pursuant to Power of Attorney to sign Amendments to this Registration Statement, dated March 16, 2021, filed electronically herewith to Registrant’s Pre-Effective No. 1, by:
**Signed pursuant to Power of Attorney to sign Amendments to this Registration Statement, dated April 22, 2021, filed electronically herewith to Registrant’s Pre-Effective No. 1, by,:

/s/ Dixie L. Carroll
Dixie L. Carroll Assistant General Counsel and Assistant Secretary

This Registration Statement is comprised of the following papers and documents:
The Cover Page.
PART A.
Prospectus for:
RiverSource Survivorship Variable Universal Life Insurance
PART B.
The Statement of Additional Information and Financial Statements relating to RiverSource Variable Life Separate Account.
Part C.
Other Information.
Signatures.
Exhibits.

EXHIBIT INDEX
(k)	Consent and Opinion of Counsel.
(n)	Consent of Independent Registered Public Accounting Firm.
(r)	Form of Initial Summary Prospectus.
(s)	Power of Attorney to sign Amendments to this Registration Statement, dated March 16, 2021.
(s)(1)	Power of Attorney to sign Amendments to this Registration Statement, dated April 22, 2021.